Filed Pursuant to Rule 424(b)(3)
Registration No. 333-281179

PROXY STATEMENT OF INFINERA CORPORATION / PROSPECTUS OF NOKIA CORPORATION

6373 San Ignacio Avenue

San Jose, California 95119

+1 (408) 572-5200

YOUR VOTE IS VERY IMPORTANT

Dear Stockholders of Infinera Corporation:

On June 27, 2024, Infinera Corporation, a Delaware corporation (“Infinera”), Nokia Corporation, a company incorporated under the laws of the Republic of Finland (“Nokia”), and Neptune of America Corporation, a Delaware corporation and a wholly owned subsidiary of Nokia (“Merger Sub”), entered into an Agreement and Plan of Merger (as it may be amended, modified or waived from time to time, the “Merger Agreement”) that provides for Merger Sub to merge with and into Infinera (the “Merger”), with Infinera surviving the Merger as a wholly owned subsidiary of Nokia (Infinera, after the completion of the Merger, the “Surviving Corporation”).

The transaction represents a premium of 28 percent to the closing share price of the common stock, par value $0.001 per share of Infinera common stock (the “Infinera Common Stock”) on June 26, 2024, the last full trading day before the public announcement of the Merger Agreement, and a 37 percent premium to the trailing 180-day volume weighted average price (“VWAP”) of Infinera Common Stock as of June 26, 2024.

Upon and subject to the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”) each share of Infinera Common Stock and each share of preferred stock, par value $0.001 per share, of Infinera (the “Infinera Preferred Stock”), in each case, that is issued and outstanding as of immediately prior to the Effective Time will be automatically canceled, extinguished and converted into, at the election of the holder, the right to receive the following consideration, subject to proration in accordance with the Merger Agreement:

•	cash in an amount equal to $6.65, without interest (such consideration, the “Cash Consideration”);

•

a number of ordinary shares, with no nominal value and in book-entry form, of Nokia (“Nokia Shares”) based on an exchange ratio of 1.7896 Nokia Shares for each share of Infinera Common Stock (such consideration, the “Share Consideration”); or

•

cash in an amount equal to $4.66, without interest, and a number of Nokia Shares based on an exchange ratio of 0.5355 Nokia Shares for each share of Infinera Common Stock (such consideration, the “Mixed Consideration”).

As of the date of this proxy statement/prospectus, Infinera does not have any shares of Infinera Preferred Stock outstanding.

In each case, the Nokia Shares will be delivered in the form of American Depositary Shares (“Nokia ADSs”), with each Nokia ADS representing the right to one Nokia Share upon the terms and conditions of the deposit agreement for the Nokia ADSs. Such Nokia Shares to be delivered to Infinera stockholders in the form of Nokia ADSs as part of the Merger Consideration may include newly issued Nokia Shares and/or Nokia Shares held by certain wholly owned subsidiaries of Nokia. Each Infinera stockholder may elect a different form of merger consideration for each share of Infinera Common Stock they own. The election right for holders of Infinera Common Stock with respect to the Mixed Consideration and the Share Consideration will be subject to proration pursuant to the terms of the Merger Agreement to ensure that (1) no more than 30 percent of the aggregate Merger Consideration is paid in the form of Nokia ADSs and (2) at least 70 percent of the aggregate merger consideration will be paid in cash. Holders of Infinera Common Stock that do not make an election (or who revoke their election and do not make a new election prior to the election deadline) with respect to a particular share of Infinera Common Stock will be deemed to have elected to receive the Cash Consideration for that share. Elections must be made prior to 5:00 p.m. New York City time on the business day that is immediately prior to the Special Meeting (as defined below).

Holders of Infinera Common Stock may revoke an election in respect of any of their shares of Infinera Common Stock prior to the Election Deadline. Holders who revoke an election in respect of such shares will be deemed to have elected to receive the Cash Consideration for such shares, unless a contrary election is subsequently made in respect of such shares prior to the Election Deadline. No election in respect of any shares of Infinera Common Stock may be revoked after the Election Deadline, unless such revocation is prior to and in connection with a sale or transfer of such shares. Holders of Infinera Common Stock who wish to revoke an election in respect of their shares of Infinera Common Stock after the Election Deadline in connection with a sale or transfer of such shares must revoke such election at least five business days prior to the Effective Time for such election revocation to be effective.

Holders of Infinera Common Stock who have made a valid election in respect of their shares of Infinera Common Stock and wish to sell or otherwise transfer such shares need to revoke their election prior to and in connection with selling or transferring such shares. If no subsequent election is properly made in respect of such shares of Infinera Common Stock prior to the Election Deadline, or if the sale or transfer of such shares, and the revocation in connection therewith, occur after the Election Deadline, an election to receive the Cash Consideration will be deemed to have been made in respect of such shares and no contrary election may subsequently be made.

The exchange ratios with respect to the Mixed Consideration and the Share Consideration are fixed and will not be adjusted for changes in the market price of either Nokia ADSs or shares of Infinera Common Stock. Because the exchange ratios are fixed, the market value of the Nokia ADSs issued to Infinera stockholders will fluctuate and, as a result, could be greater than, less than or the same as the value of the Nokia ADSs on the date of the attached proxy statement/prospectus or on the date on which Infinera stockholders make their election. Accordingly, you should obtain current stock price quotations for Nokia ADSs before making your election. Nokia ADSs trade on the New York Stock Exchange (the “NYSE”) under the ticker symbol “NOK.” The Nokia ADSs delivered in connection with the Merger will be listed on the NYSE.

Infinera will hold a special meeting of its stockholders in connection with the Merger on October 1, 2024 (together with any adjournment, postponement or other delay thereof, the “Special Meeting”). At the Special Meeting, Infinera stockholders will be asked to consider and vote on (1) a proposal to adopt the Merger Agreement (the “Merger Agreement Proposal”), (2) a proposal to approve, on a non-binding, advisory basis, the compensation that will or may become payable by Infinera to its named executive officers in connection with the Merger (the “Nonbinding Compensation Proposal”), and (3) any proposal to postpone or adjourn the Special Meeting, from time to time, to a later date or dates, if necessary or appropriate, including to solicit additional proxies if there are not sufficient votes to approve the Merger Agreement Proposal at the Special Meeting (the “Adjournment Proposal,” and together with the Merger Agreement Proposal and Nonbinding Compensation Proposal, the “Proposals”). More information on attending the Special Meeting, and voting your shares of Infinera Common Stock in connection with the Special Meeting, is contained in the attached proxy statement/prospectus.

The board of directors of Infinera unanimously recommends that Infinera stockholders vote “FOR” each of the Proposals at the Special Meeting.

The Merger cannot be completed unless the Merger Agreement Proposal is approved by Infinera stockholders. Your vote on these matters is very important.

Even if you plan to attend the Special Meeting, please sign, date and return, as promptly as possible, the enclosed proxy card (a prepaid reply envelope is provided for your convenience) or grant your proxy electronically over the internet or by telephone (using the instructions found on the proxy card). If you attend the Special Meeting and vote at the Special Meeting, your vote will revoke any proxy that you have previously submitted. If you fail to return your proxy or to attend the Special Meeting, your shares will not be counted for purposes of determining whether a quorum is present at the Special Meeting or be voted at the Special Meeting, and, if a quorum is present, that will have the same effect as voting “AGAINST” the Merger Agreement Proposal.

If your shares are held through a bank, broker or other nominee, you are considered the “beneficial owner” of shares held in “street name.” If you hold your shares in “street name,” you will receive instructions from your bank, broker or other nominee that you must follow in order to submit your voting instructions and have your shares counted at the Special Meeting. Your bank, broker or other nominee cannot vote on any of the proposals to be considered at the Special Meeting without your instructions. Without your instructions, your shares will not be counted for purposes of determining whether a quorum is present at the Special Meeting or be voted at the Special Meeting, and, if a quorum is present, that will have the same effect as voting “AGAINST” the Merger Agreement Proposal.

The obligations of Nokia and Infinera to complete the Merger are subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. The proxy statement/prospectus provides you with important information about the Merger Agreement, the Merger, the Special Meeting and each of the Proposals. Nokia and Infinera encourage you to read the entire document carefully, in particular the “Risk Factors” section found on page 21 of this proxy statement/prospectus for a discussion of risks related to the Merger and the Surviving Corporation after the Merger.

If you have any questions or need assistance voting your shares of Infinera Common Stock or making an election in respect of such shares, please contact:

430 Park Avenue, 14th Floor

New York, NY 10022

Banks and Brokers Call: (203) 658-9400

Stockholders Call Toll Free: (800) 662-5200

E-mail: INFN@investor.sodali.com

On behalf of Infinera’s board of directors, thank you for your support.

Sincerely,

/s/ David W. Heard

David W. Heard
Chief Executive Officer

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Merger, the Merger Agreement Proposal or Nonbinding Compensation Proposal in connection with the Merger or determined if this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The proxy statement/prospectus is not intended to be and is not a prospectus for the purposes of the Regulation (EU) 2017/1129 of the European Parliament and of the Council on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC (as amended) and the Finnish Securities Market Act (746/2012, as amended), and the Finnish Financial Supervisory Authority has not approved the proxy statement/prospectus.

The accompanying proxy statement/prospectus is dated August 21, 2024, and is first being mailed to Infinera stockholders on or about August 21, 2024.

Infinera Corporation

6373 San Ignacio Avenue

San Jose, California 95119

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON OCTOBER 1, 2024

To the Stockholders of Infinera Corporation:

Notice is given that Infinera Corporation, a Delaware corporation (“Infinera”), will hold a special meeting of its stockholders (together with any adjournment, postponement or other delay thereof, the “Special Meeting”), at https://www.virtualshareholdermeeting.com/INFN2024SM, at 10 A.M., Pacific Time, on October 1, 2024, for the purpose of considering and voting on the following proposals:

(1)

To consider and vote on the proposal to adopt the Agreement and Plan of Merger, dated as of June 27, 2024 (as it may be amended, modified or waived from time to time, the “Merger Agreement”), by and among Nokia Corporation, a company incorporated under the laws of the Republic of Finland (“Nokia”), Neptune of America Corporation, a Delaware corporation and a wholly owned subsidiary of Nokia (“Merger Sub”), and Infinera (such proposal, the “Merger Agreement Proposal”);

(2)

To consider and vote on a proposal to approve, on a non-binding, advisory basis, the compensation that will or may become payable by Infinera to its named executive officers in connection with the merger of Merger Sub with and into Infinera (such proposal, the “Nonbinding Compensation Proposal”); and

(3)

To consider and vote on any proposal to postpone or adjourn the Special Meeting, from time to time, to a later date or dates, if necessary or appropriate, including to solicit additional proxies if there are insufficient votes to adopt the Merger Agreement at the time of the Special Meeting (such proposal, the “Adjournment Proposal”).

The proxy statement/prospectus to which this notice is attached includes a summary of the Merger Agreement, and a complete copy of the Merger Agreement is attached as Annex A to the proxy statement/prospectus. Included in the Merger Agreement is a copy of the certificate of incorporation of the surviving corporation in the merger of Merger Sub with and into Infinera (the “Merger”). All such documents are considered attached to this notice. Please read the proxy statement/prospectus and its annexes, including the Merger Agreement, carefully and in their entirety, as they contain important information.

You may attend the Special Meeting via a live interactive webcast on October 1, 2024, at 10 A.M. Pacific Time, by visiting the following website: https://www.virtualshareholdermeeting.com/INFN2024SM. Online check-in will begin a few minutes prior to the Special Meeting and you should allow ample time for the check-in procedures. You will need the 16-digit control number included on your proxy card or voting instruction form that accompanied your proxy materials to participate in the Special Meeting (including voting your shares). If you lose your control number, you may join the Special Meeting as a guest, but you will not be able to vote. Infinera believes that a virtual meeting provides expanded access, improved communication and cost savings for its stockholders.

Holders of record of shares of the common stock, par value $0.001 per share of Infinera (the “Infinera Common Stock”) as of the close of business on August 14, 2024, are entitled to notice of and to vote at the Special Meeting.

Upon and subject to the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”) each share of Infinera Common Stock and each share of preferred stock, par value $0.001 per share, of Infinera (the “Infinera Preferred Stock”), in each case, that is issued and outstanding as of immediately prior to the Effective Time will be automatically canceled, extinguished and converted into, at the election of the holder, the right to receive the following consideration, subject to proration in accordance with the Merger Agreement: (1) cash in an amount equal to $6.65, without interest (the “Cash Consideration”); (2) a number of ordinary shares, with no nominal value and in book-entry form, of Nokia (“Nokia Shares”) based on an exchange ratio of 1.7896 Nokia Shares for each share of Infinera Common Stock (the “Share Consideration”); or (3) cash in an amount equal to $4.66, without interest, and a number of Nokia Shares based on an exchange ratio of 0.5355 Nokia Shares for each share of Infinera Common Stock (the “Mixed Consideration”). As of the date of this proxy statement/prospectus, Infinera does not have any shares of Infinera Preferred Stock outstanding.

In each case, the Nokia Shares will be delivered in the form of American Depositary Shares (“Nokia ADSs”), with each Nokia ADS representing the right to one Nokia Share upon the terms and conditions of the deposit agreement for the Nokia ADSs. Such Nokia Shares to be delivered to Infinera stockholders in the form of Nokia ADSs as part of the merger consideration may include newly issued Nokia Shares and/or Nokia Shares held by certain wholly owned subsidiaries of Nokia. At least 70 percent of the aggregate merger consideration will be paid in cash and Infinera stockholders can elect to receive up to 30 percent of the aggregate merger consideration in the form of Nokia ADSs. Each Infinera stockholder may elect a different form of merger consideration for each share of Infinera Common Stock they own. The election right for holders of Infinera Common Stock with respect to the Mixed Consideration and the Share Consideration will be subject to proration pursuant to the terms of the Merger Agreement and as further described in this proxy statement/prospectus, to ensure that no more than 30 percent of the aggregate merger consideration is paid in the form of Nokia ADSs. Holders of Infinera Common Stock that do not make an election for merger consideration (or who revoke their election and do not make a new election prior to the Election Deadline) will be deemed to have elected to receive the Cash Consideration. Elections must be made prior to 5:00 p.m. New York City time on the business day that is immediately prior to the Special Meeting (the “Election Deadline”).

Holders of Infinera Common Stock may revoke an election in respect of any of their shares of Infinera Common Stock prior to the Election Deadline. Holders who revoke an election in respect of such shares will be deemed to have elected to receive the Cash Consideration for such shares, unless a contrary election is subsequently made in respect of such shares prior to the Election Deadline. No election in respect of any shares of Infinera Common Stock may be revoked after the Election Deadline, unless such revocation is prior to and in connection with a sale or transfer of such shares. Holders of Infinera Common Stock who wish to revoke an election in respect of their shares of Infinera Common Stock after the Election Deadline in connection with a sale or transfer of such shares must revoke such election at least five business days prior to the Effective Time for such election revocation to be effective.

Holders of Infinera Common Stock who have made a valid election in respect of their shares of Infinera Common Stock and wish to sell or otherwise transfer such shares need to revoke their election prior to and in connection with selling or transferring such shares. If no subsequent election is properly made in respect of such shares of Infinera Common Stock prior to the Election Deadline, or if the sale or transfer of such shares, and the revocation in connection therewith, occur after the Election Deadline, an election to receive the Cash Consideration will be deemed to have been made in respect of such shares and no contrary election may subsequently be made.

Infinera’s board of directors, after considering the various factors described in the section of this proxy statement/prospectus entitled “The Merger—Recommendation of the Infinera Board and Reasons for the Merger,” unanimously: (1) determined that it is in the best interests of Infinera and Infinera stockholders to enter into the Merger Agreement and consummate the Merger and the other transactions contemplated by the Merger Agreement; (2) recommended that Infinera stockholders adopt the Merger Agreement; and (3) directed that the adoption of the Merger Agreement be submitted for consideration by Infinera stockholders at a meeting thereof. Infinera’s board of directors unanimously recommends that Infinera stockholders vote “FOR” the Merger Agreement Proposal, “FOR” the Nonbinding Compensation Proposal and “FOR” the Adjournment Proposal.

Your vote is very important, regardless of the number of shares of Infinera Common Stock that you own. The Merger cannot be completed without approval of the Merger Agreement Proposal.

Even if you plan to attend the Special Meeting, please sign, date and return, as promptly as possible, the enclosed proxy card (a prepaid reply envelope is provided for your convenience) or grant your proxy electronically over the internet or by telephone (using the instructions found on the proxy card). If you attend the Special Meeting and vote at the Special Meeting, your vote will revoke any proxy that you have previously submitted. If you fail to return your proxy or to attend the Special Meeting, your shares will not be counted for purposes of determining whether a quorum is present at the Special Meeting or be voted at the Special Meeting, and, if a quorum is present, that will have the same effect as voting “AGAINST” the Merger Agreement Proposal.

If your shares are held through a bank, broker or other nominee, you are considered the “beneficial owner” of shares held in “street name.” If you hold your shares in “street name,” you will receive instructions from your bank, broker or other nominee that you must follow in order to submit your voting instructions and have your shares counted at the Special Meeting. Your bank, broker or other nominee cannot vote on any of the proposals to be considered at the Special Meeting without your instructions. Without your instructions, your shares will not be counted for purposes of determining whether a quorum is present at the Special Meeting or be voted at the Special Meeting, and, if a quorum is present, that will have the same effect as voting “AGAINST” the Merger Agreement Proposal.

If you have any questions about how to make an election relating to the Merger Consideration or about how to effect the surrender of such shares in exchange for the Merger Consideration, you may contact the information agent, Sodali & Co via phone at (800) 662-5200 or via email at INFN@investor.sodali.com.

By Order of the Board of Directors,

/s/ Regan MacPherson

Chief Legal Officer and Corporate Secretary

Dated: August 21, 2024

San Jose, California

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting to Be Held on October 1, 2024:

The Notice of Special Meeting of Stockholders and the proxy statement are available at https://www.virtualshareholdermeeting.com/INFN2024SM.

INFINERA CORPORATION	NOKIA CORPORATION

PROXY STATEMENT/PROSPECTUS

This proxy statement/prospectus is dated August 21, 2024, and, together with the enclosed form of proxy card, is first being sent to stockholders on or about August 21, 2024.

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Nokia Corporation (“Nokia”) from other documents that Nokia has filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”), and that are contained in or incorporated by reference into this proxy statement/prospectus. For a list of documents incorporated by reference into this proxy statement/prospectus, please see the section of this proxy statement/prospectus entitled “Where You Can Find More Information.” This information is available for you free of charge to review through the SEC’s website at www.sec.gov.

You may request a copy of this proxy statement/prospectus and any of the documents incorporated by reference into this proxy statement/prospectus, without charge, by written or telephonic request directed to the appropriate company at the following contacts:

For Nokia shareholders:	For Infinera stockholders:

Nokia Corporation Karakaari 7, FI-02610 Espoo, Finland Attention: Investor Relations Email: infinera.investor@nokia.com Telephone: +358 4080 3 4080	Sodali & Co 430 Park Avenue, 14th Floor New York, NY 10022 Banks and Brokers Call: (203) 658-9400 Stockholders Call Toll Free: (800) 662-5200 Email: INFN@investor.sodali.com

In order for you to receive timely delivery of the documents in advance of the special meeting of Infinera stockholders to be held on October 1, 2024, you must request the information no later than 5 business days before the date of the Special Meeting.

If you have questions about the Merger or this proxy statement/prospectus, would like additional copies of this proxy statement/prospectus or need to obtain proxy cards or election forms or other information related to the proxy solicitation, please contact:

430 Park Avenue,

14th Floor

New York, NY 10022

Banks and Brokers Call: (203) 658-9400

Stockholders Call Toll Free: (800) 662-5200

Email: INFN@investor.sodali.com

The contents of the websites of the SEC, Nokia, Infinera or any other entity are not being incorporated into this proxy statement/prospectus. The information about how you can obtain certain documents that are incorporated by reference into this proxy statement/prospectus at these websites is being provided only for your convenience.

i

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form F-4 filed with the SEC by Nokia (File No. 333-281179), constitutes a prospectus of Nokia under Section 5 of the U.S. Securities Act of 1933, as amended (the “Securities Act”), with respect to Nokia’s ordinary shares, with no nominal value (“Nokia Shares”) (which will be represented by Nokia’s American Depositary Shares (“Nokia ADSs”)), delivered to Infinera stockholders as part of the Merger Consideration. This document also constitutes a notice of the Special Meeting and a proxy statement for Infinera under Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the Special Meeting.

This proxy statement/prospectus is not intended to be and is not a prospectus for the purposes of the EU Prospectus Regulation and the Finnish Securities Market Act, and the Finnish Financial Supervisory Authority has not approved this proxy statement/prospectus.

Nokia has supplied all information contained in or incorporated by reference into this proxy statement/prospectus relating to Nokia, and Infinera has supplied all information contained in this proxy statement/prospectus relating to Infinera. Nokia and Infinera have both contributed to the information related to the Merger contained in this proxy statement/prospectus.

You should rely only on the information contained in or incorporated by reference into this proxy statement/prospectus, including the annexes hereto. Nokia and Infinera have not authorized anyone to provide you with information that is different from that contained in or incorporated by reference into this proxy statement/prospectus. This proxy statement/prospectus is dated August 21, 2024, and you should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date unless otherwise specifically provided herein.

Further, you should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of the incorporated document. Neither the mailing of this proxy statement/prospectus to Infinera stockholders nor the delivery by Nokia of Nokia Shares in the form of Nokia ADSs pursuant to the Merger Agreement will create any implication to the contrary.

No vote of Nokia shareholders is required to complete the Merger.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

FREQUENTLY USED TERMS

As used in this proxy statement/prospectus, unless otherwise noted or the context otherwise requires, references to:

“2023 Restructuring Plan” means the restructuring initiative implemented by Infinera in 2023 to reduce costs.

“2024 Convertible Notes” or “2024 Notes” means Infinera’s 2.125 percent convertible senior notes due September 1, 2024.

“2027 Convertible Notes” or “2027 Notes” means Infinera’s 2.50 percent convertible senior notes due March 1, 2027.

“2028 Convertible Notes” or “2028 Notes” means the Existing 2028 Notes together with the Additional 2028 Notes.

“Acceptable Confidentiality Agreement” is defined in the section of this proxy statement/prospectus entitled “The Merger Agreement—No Solicitation.”

“Acquisition Inquiry” means a request for information or for a discussion for the apparent purpose of evaluating the making of an Acquisition Proposal.

“Acquisition Proposal” is defined in the section of this proxy statement/prospectus entitled “The Merger Agreement—No Solicitation.”

“Acquisition Transaction” means any transaction or series of related transactions involving any direct or indirect:

•	purchase or other acquisition of more than 20 percent of the outstanding Infinera Common Stock or voting power of Infinera after giving effect to the consummation of such purchase or acquisition;

•

purchase or other acquisition of more than 20 percent of the consolidated assets of Infinera and its subsidiaries taken as a whole (measured by the fair market value thereof as of the date of such purchase or acquisition; or

•

merger, consolidation, business combination, joint venture, partnership, share exchange, recapitalization, reorganization, liquidation, dissolution or other transaction involving Infinera or any of its subsidiaries whose business accounts for more than 20 percent of the revenue or consolidated assets of Infinera and its subsidiaries, taken as a whole, or pursuant to which any person or group would hold shares of Infinera Common Stock representing more than 20 percent of the outstanding Infinera Common Stock or after giving effect to the consummation of such transaction.

“Additional 2028 Notes” means the issuance of the $100.0 million in additional aggregate principal amount of Infinera’s currently outstanding Existing 2028 Notes.

“Adjournment Proposal” means any proposal to postpone or adjourn the Special Meeting, from time to time, to a later date or dates, if necessary or appropriate, including to solicit additional proxies if there are not sufficient votes to approve the Merger Agreement Proposal at the Special Meeting.

“Capped Calls” means the capped call transactions evidenced by the Capped Call Documentation.

“Capped Call Documentation” means the letter agreements related to call options on the Infinera Common Stock relating to the 2024 Notes, entered into by Infinera with each of Morgan Stanley & Co. LLC, Bank of America, N.A., Deutsche Bank AG, London Branch and Goldman Sachs & Co. LLC, in connection with the offering of the 2024 Notes, as amended, restated, supplemented, or otherwise modified on or prior to the date of the Agreement.

“Capped Calls Expiration Date” means, the earlier of (i) the earliest Expiration Date (as defined in the Capped Call Documentation), or (ii) December 20, 2024.

“Cash Consideration” means the cash consideration in an amount equal to $6.65 per share of Infinera Common Stock, without interest.

“Cash Election” means the election by an Infinera stockholder to receive Cash Consideration.

“Centerview” means Centerview Partners LLC, financial adviser to Infinera.

“Certificate of Merger” means the certificate of merger in customary form and substance to be filed with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL.

“CFC” means a “controlled foreign corporation.”

“CFIUS” means the Committee on Foreign Investment in the United States.

“Closing Date” means the date on which the Closing occurs.

“Code” means the Internal Revenue Code of 1986, as amended.

“Convertible Notes” means, collectively, the 2024 Convertible Notes, 2027 Convertible Notes and 2028 Convertible Notes.

“Convertible Notes Indentures” means the applicable indentures governing the 2027 Convertible Notes and 2028 Convertible Notes, collectively.

“DCSA” means the Defense Counterintelligence and Security Agency of the United States Department of Defense.

“DCSA Approval” means approval from the DCSA.

“Deposit Agreement” means the Amended and Restated Deposit Agreement, dated as of March 28, 2000, by and among Nokia, the Depositary and all Holders and Beneficial Owners of ADSs issued thereunder, as amended by Amendment No. 1 to Amended and Restated Deposit Agreement, dated as of February 6, 2008.

“Depositary” and “Depositary Bank” means Citibank, N.A., acting solely in its capacity as depositary for the Nokia ADSs pursuant to the terms of the Deposit Agreement.

“DGCL” means the Delaware General Corporation Law.

“Dissenting Infinera Shares” or “Dissenting Shares” means any share of Infinera Common Stock that is issued and outstanding immediately prior to the Effective Time and that is held by holders of record or owned by beneficial owners of such Infinera Common Stock who have not voted in favor of the adoption of the Merger Agreement or consented thereto in writing and who have properly exercised appraisal rights with respect thereto in accordance with, and who have complied with, Section 262 with respect to any such shares of Infinera Common Stock held by any such holder or owned by any such beneficial owner.

“DOJ” means the U.S. Department of Justice.

“DPA” means section 721 to the Defense Production Act of 1950 and corresponding regulations.

“Effective Time” means the time when the Certificate of Merger has been duly filed with and accepted for record by the Secretary of State of the State of Delaware, or such later time as may be agreed in writing by Nokia, Merger Sub and Infinera and specified in the Certificate of Merger.

“Election” means any Cash Election, Share Election or Mixed Election.

“Election Deadline” means 5:00 p.m. New York City time on the business day that is immediately prior to the Special Meeting.

“Enlarged Company” means Nokia, as enlarged by the completion of the Merger and the other transactions contemplated by the Merger Agreement.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exchange Agent” means Citibank, N.A.

“Excluded Shares” means, collectively, (i) shares of Infinera Common Stock held by Infinera as treasury stock, (ii) shares of Infinera Common Stock owned by Nokia or Merger Sub, (iii) shares of Infinera Common Stock owned by any direct or indirect wholly owned subsidiary of Nokia or Merger Sub as of immediately prior to the Effective Time, (iv) Dissenting Shares or (v) shares of Infinera Common Stock held by any affiliate of Nokia or Infinera.

“Existing 2028 Notes” means Infinera’s 3.75 percent convertible senior notes due August 1, 2028.

“Finnish Companies Act” means the Finnish Companies Act (624/2006, as amended).

“Finnish Trade Register” means the Finnish Trade Register maintained by the Finnish Patent and Registration Office.

“FTC” means the U.S. Federal Trade Commission.

“GAAP” means U.S. generally accepted accounting principles.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“Infinera” means Infinera Corporation, a Delaware corporation.

“Infinera Board” means the board of directors of Infinera.

“Infinera Board Recommendation” means the recommendation of the Infinera Board to the Infinera stockholders to adopt the Merger Agreement.

“Infinera Bylaws” means the Amended and Restated Bylaws of Infinera.

“Infinera Capital Stock” means the Infinera Common Stock and the Infinera Preferred Stock.

“Infinera Certificate” means the Amended and Restated Certificate of Incorporation of Infinera.

“Infinera Common Stock” means the common stock, par value $0.001 per share, of Infinera.

“Infinera Director RSUs” means Infinera RSUs held by non-employee members of the Infinera Board.

v

“Infinera ESPP” means Infinera’s Amended and Restated 2007 Employee Stock Purchase Plan.

“Infinera Preferred Stock” means the preferred stock, par value $0.001 per share, of Infinera.

“Infinera PSU” means each restricted stock unit of Infinera granted with vesting conditioned in whole or in part on performance-based criteria.

“Infinera RSU” means each restricted stock unit of Infinera granted with vesting subject solely to continued employment or other service.

“IFRS” means the International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Intervening Event” means any effect occurring following the date of the Merger Agreement that is material and that (1) was not known to, or reasonably foreseeable by, the Infinera Board on the date of the Merger Agreement (or if known or reasonably foreseeable to the Infinera Board, the consequences of which were not known or reasonably foreseeable by the Infinera Board as of the date of the Merger Agreement), which effect becomes known to, or reasonably foreseeable by, the Infinera board prior to the requisite Infinera stockholder approval and (2) does not relate to any Acquisition Proposal. However, in no event will the following constitute or be taken into account in determining the existence of an Intervening Event:

•	the Infinera meeting, or failing to meet or exceeding an internal or published revenue or earnings forecasts or projections for any period; or

•	changes in the market price or trading volume of Infinera Common Stock.

“IRS” means the U.S. Internal Revenue Service.

“Loan Agreement” means that certain Loan, Guaranty and Security Agreement dated June 24, 2022, by and among Infinera, the other obligors party thereto, the lenders party thereto, and Bank of America, N.A., as Administrative Agent, as the same may be amended from time to time.

“Maximum Stock Amount” means a number of Nokia Shares equal to (1) the Mixed Consideration Exchange Ratio multiplied by (2) the aggregate number of shares of Infinera Common Stock issued and outstanding as of the date that is 10 business days prior to the Closing Date (other than Owned Infinera Shares and Dissenting Infinera Shares).

“Merger” means the merger of Merger Sub with and into Infinera.

“Merger Agreement” means the Agreement and Plan of Merger made and entered into as of June 27, 2024, by and among Nokia, Merger Sub, and Infinera, as it may be amended, modified or waived from time to time.

“Merger Agreement Proposal” means the proposal to adopt the Merger Agreement.

“Merger Consideration” means the Mixed Consideration, the Cash Consideration and the Share Consideration to be paid to the holders of Infinera Common Stock (other than Excluded Shares).

“Merger Sub” means Neptune of America Corporation, a Delaware corporation and wholly owned, directly or indirectly, subsidiary of Nokia, formed for the purpose of effecting the Merger as described in this proxy statement/prospectus.

“Mixed Consideration” means cash in an amount equal to $4.66, without interest, and 0.5355 Nokia Shares per share of Infinera Common Stock.

“Mixed Consideration Exchange Ratio” means the ratio of 0.5355 Nokia Shares for each share of Infinera Common Stock.

“Mixed Election” means the election by an Infinera stockholder to receive Mixed Consideration.

“Nasdaq” means the Nasdaq Stock Market LLC.

“Nokia” means Nokia Corporation, a company incorporated under the laws of the Republic of Finland.

“Nokia ADSs” means American Depositary Shares issued by the Depositary, each Nokia ADS representing the right to receive one Nokia Share, subject to the terms and conditions of the Deposit Agreement for the Nokia ADSs.

“Nokia Annual Report” means Nokia’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on February 29, 2024.

“Nokia Articles” means Nokia’s Articles of Association.

“Nokia Board” means the board of directors of Nokia.

“Nokia RSU” means a time-based restricted stock unit award of Nokia, which under Finnish law, represents a contractual commitment to issue shares in the future if the specific conditions set out in the terms of the restricted stock unit award are satisfied.

“Nokia Shares” means ordinary shares, no par value, of Nokia.

“Nonbinding Compensation Proposal” means the proposal to approve, on a non-binding, advisory basis, the compensation that will or may become payable by Infinera to its named executive officers in connection with the Merger.

“NYSE” means the New York Stock Exchange.

“Oaktree Optical” means Oaktree Optical Holdings, L.P.

“Owned Infinera Shares” means each share of Infinera Common Stock, that is (i) held by Infinera as treasury stock, (ii) owned by Nokia or Merger Sub or (iii) owned by any direct or indirect wholly owned subsidiary of Nokia or Merger Sub as of immediately prior to the Effective Time.

“PFIC” means a “passive foreign investment company” for U.S. federal income tax purposes.

“PJT Partners” means PJT Partners LP, financial adviser to Nokia.

“Proposals” means, collectively, the Merger Agreement Proposal, the Nonbinding Compensation Proposal and the Adjournment Proposal.

“Record Date” means the close of business on August 14, 2024, the record date of the Special Meeting.

“Registration Statement” means the registration statement on Form F-4 of which this proxy statement/prospectus forms a part.

“SEC” means the U.S. Securities and Exchange Commission.

“Section 262” means Section 262 of the DGCL.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Share Consideration” means a number of Nokia Shares equal to the Share Consideration Exchange Ratio.

“Share Consideration Exchange Ratio” means the ratio of 1.7896 Nokia Shares for each share of Infinera Common Stock.

“Share Election” means the election by an Infinera stockholder to receive Share Consideration.

“Skadden” means Skadden, Arps, Slate, Meagher & Flom (UK) LLP, counsel to Nokia.

“Special Meeting” means the special meeting of Infinera stockholders, as it may be adjourned, postponed or otherwise delayed, to be held in connection with the Merger, to be held on October 1, 2024.

“Superior Proposal” is defined in the section of this proxy statement/prospectus entitled “The Merger Agreement—No Solicitation.”

“Surviving Corporation” means Infinera, after the completion of the Merger.

“U.S. Holder” means any beneficial owner of Infinera Common Stock or, after the completion of the Merger, Nokia ADSs received in respect of that Infinera Common Stock that, for U.S. federal income tax purposes, is or is treated as (i) a citizen or individual resident of the United States; (ii) a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust that (A) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (B) has a valid election in effect to be treated as a “United States person” for U.S. federal income tax purposes.

“Voting Agreement” means the Voting Agreement, dated as of June 27, 2024, entered into by and between Nokia and Oaktree Optical.

“Wilson Sonsini” means Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to Infinera.

QUESTIONS AND ANSWERS

The following are answers to certain questions that you may have regarding the Merger, the Merger Agreement and the Special Meeting. You are urged to carefully read this proxy statement/prospectus and the other documents referred to in this proxy statement/prospectus in their entirety because this section may not provide all the information that is important to you regarding these matters. Additional important information is contained in the annexes to, and the documents incorporated by reference into, this proxy statement/prospectus. You may obtain the information incorporated by reference in this proxy statement/prospectus, without charge, by following the instructions under the section of this proxy statement/prospectus entitled “Where You Can Find More Information.”

Questions About the Merger and the Treatment of Infinera Common Stock in the Merger

Q:	Why am I receiving these materials?

A:

On June 27, 2024, Nokia and Infinera announced that Infinera agreed to be acquired by Nokia, and the parties entered into the Merger Agreement. Pursuant to the Merger Agreement, each share of Infinera Common Stock that is issued and outstanding as of immediately prior to the Effective Time will be automatically canceled, extinguished and converted into, at the election of the holder, the right to receive the following consideration, subject to proration in accordance with the Merger Agreement:

•	cash in an amount equal to $6.65, without interest (such consideration, the “Cash Consideration”);

•

a number of ordinary shares, with no nominal value and in book-entry form, of Nokia (“Nokia Shares”) based on an exchange ratio of 1.7896 Nokia Shares for each share of Infinera Common Stock (such consideration, the “Share Consideration”); or

•

cash in an amount equal to $4.66, without interest, and a number of Nokia Shares based on an exchange ratio of 0.5355 Nokia Shares for each share of Infinera Common Stock (such consideration, the “Mixed Consideration”).

In order to the complete the Merger, Infinera stockholders must vote to approve the Merger Agreement Proposal at the Special Meeting.

This proxy statement/prospectus, which you should read carefully, contains important information about the Merger, the Merger Agreement, the Special Meeting and the matters to be voted on at the Special Meeting.

Q:	What is the Merger and what effects will it have on Infinera and Nokia?

A:

The Merger will result in the acquisition of Infinera by Nokia. If the Merger Agreement Proposal is approved by Infinera stockholders and the other closing conditions under the Merger Agreement are satisfied or waived, then Merger Sub will merge with and into Infinera, with Infinera continuing as the surviving corporation. As a result of the merger, Infinera will become a wholly owned subsidiary of Nokia, and Infinera Common Stock will no longer be publicly traded and will be delisted from Nasdaq. In addition, Infinera Common Stock will be deregistered under the Exchange Act, and Infinera will no longer be required to file periodic reports, current reports and proxy statements with the SEC. If the Merger is completed, holders of Infinera Common Stock will not own any shares of common stock of the Surviving Corporation, but will have the option to receive Nokia ADSs as part of the Merger Consideration, subject to proration in accordance with the Merger Agreement and as described further in this proxy statement/prospectus. Nokia ADSs will continue to be listed on the NYSE and trade under the ticker symbol “NOK,” will continue to be registered under the Exchange Act, and Nokia will continue to be subject to its reporting obligations under the Exchange Act. Nokia Shares will continue to be listed on Nasdaq Helsinki Stock Exchange and the Euronext Paris Stock Exchange.

Q:	What will Infinera stockholders receive if the Merger is completed?

A:

Pursuant to the Merger Agreement, each share of Infinera Common Stock that is issued and outstanding as of immediately prior to the Effective Time will be automatically canceled, extinguished and converted into, at the election of the holder, the right to receive the following consideration:

•	the Cash Consideration;

•	the Share Consideration; or

•	the Mixed Consideration.

In each case, the Nokia Shares will be delivered in the form of Nokia ADSs, with each Nokia ADS representing the right to one Nokia Share, upon the terms and conditions of the Deposit Agreement. Such Nokia Shares to be delivered to Infinera stockholders in the form of Nokia ADSs as part of the Merger Consideration may include newly issued Nokia Shares and/or Nokia Shares held by certain wholly owned subsidiaries of Nokia.

The portion of the aggregate consideration payable in the form of Nokia Shares will be subject to proration pursuant to the terms of the Merger Agreement such that (1) no more than 30 percent of the aggregate Merger Consideration will be paid in the form of Nokia Shares and (2) at least 70 percent of the aggregate Merger Consideration will be paid in cash. Each Infinera stockholder may elect a different form of Merger Consideration for each share of Infinera Common Stock they own. Holders of Infinera Common Stock that do not make an Election (or who revoke their Election and do not make a new Election prior to the Election Deadline) will be deemed to have elected to receive the Cash Consideration. Elections must be made prior to 5:00 p.m. New York City time on the business day that is immediately prior to the Special Meeting.

Holders of Infinera Common Stock may revoke an Election in respect of any of their shares of Infinera Common Stock prior to the Election Deadline. Holders who revoke an Election in respect of such shares will be deemed to have elected to receive the Cash Consideration for such shares, unless a contrary Election is subsequently made in respect of such shares prior to the Election Deadline. No Election in respect of any shares of Infinera Common Stock may be revoked after the Election Deadline, unless such revocation is prior to and in connection with a sale or transfer of such shares. Holders of Infinera Common Stock who wish to revoke an Election in respect of their shares of Infinera Common Stock after the Election Deadline in connection with a sale or transfer of such shares must revoke such Election at least five business days prior to the Effective Time for such election revocation to be effective.

Holders of Infinera Common Stock who have made a valid Election in respect of their shares of Infinera Common Stock and wish to sell or otherwise transfer such shares need to revoke their Election prior to and in connection with selling or transferring such shares. If no subsequent Election is properly made in respect of such shares of Infinera Common Stock prior to the Election Deadline, or if the sale or transfer of such shares, and the revocation in connection therewith, occur after the Election Deadline, an Election to receive the Cash Consideration will be deemed to have been made in respect of such shares and no contrary Election may subsequently be made.

For more information regarding the Merger Consideration to be provided to Infinera stockholders if the Merger is completed, please see the sections of this proxy statement/prospectus entitled “The Merger—Merger Consideration” and “The Merger Agreement—Merger Consideration.”

For more information relating to Elections of Merger Consideration, please see the sections of this proxy statement/prospectus entitled “The Merger Agreement—Election Procedures” and “Election of Merger Consideration.”

x

Q:	How does the consideration in the Merger compare to the market price of Infinera Common Stock?

A:

The transaction represents a premium of 28 percent to the closing share price of Infinera Common Stock on June 26, 2024, the last full trading day before the public announcement of the Merger Agreement, and a 37 percent premium to the trailing 180-day volume weighted average price of Infinera Common Stock as of June 26, 2024.

Q:	What are the U.S. federal income tax consequences of the Merger to the Infinera stockholders?

A:

The exchange of Infinera Common Stock by Infinera stockholders for cash and/or share consideration (in the form of Nokia ADSs) in the Merger will be a taxable transaction for U.S. federal income tax purposes. Accordingly, each Infinera stockholder will generally recognize gain or loss in the Merger equal to the difference, if any, between (i) the amount realized by such stockholder in the Merger and (ii) such stockholder’s adjusted tax basis in the Infinera Common Stock exchanged therefor. The amount realized by each Infinera stockholder in the Merger is generally the sum of any cash and the fair market value of any Nokia ADSs received by such stockholder in the Merger.

If a U.S. person is treated as owning (directly, indirectly or constructively) at least 10 percent of the value or voting power of Nokia’s shares (including shares owned directly, through ADSs, or otherwise) at any time as of or following the Effective Time, such person may be subject to adverse U.S. tax consequences, which are described in more detail below under the section of this proxy statement/prospectus entitled “Risk Factors—Risks Relating to the Enlarged Company after the Completion of the Merger.”

Each holder of Infinera Common Stock is urged to read the discussion in the section of this proxy statement/prospectus entitled “U.S. Federal Income Tax Consequences for U.S. Holders of Infinera Common Stock” and to consult their own tax adviser regarding the particular U.S. federal, state or local or non-U.S. income or other tax consequences of the Merger and the ownership and disposition of any Nokia ADSs that may be received therein. This discussion is provided for general information only and does not constitute legal or tax advice to any holder.

Q:	When is the Merger expected to be completed?

A:

Nokia and Infinera expect the Merger to close in the first half of 2025. However, neither Infinera nor Nokia can predict the actual date on which the Merger will be completed, or if the Merger will be completed at all, because completion is subject to conditions and factors outside the control of both companies. For more information, please see the sections of this proxy statement/prospectus entitled “The Merger—Regulatory Approvals” and “Risk Factors—Risks Relating to the Merger—The Merger may not be completed and the Merger Agreement may be terminated in accordance with its terms.”

Q:	What governmental and regulatory approvals are required?

A:	Under the Merger Agreement, the Merger cannot be completed until the waiting period (and any extension thereof) applicable to the Merger under the HSR Act has expired or otherwise been terminated.

Each of Nokia and Infinera filed a Premerger Notification and Report Form under the HSR Act with the DOJ and the FTC in connection with the Merger on July 12, 2024.

On August 9, 2024, following informal discussions with the DOJ, Nokia informed the DOJ that, on August 12, 2024, it would withdraw its Premerger Notification and Report Form for the Merger, which had been submitted under the HSR Act to give the DOJ additional time to review the Merger.

Nokia refiled its Premerger Notification and Report Form on August 14, 2024, and the waiting period under the HSR Act would expire at 11:59 p.m., Eastern time, on September 13, 2024.

In addition to the U.S. antitrust-related clearance discussed above, Nokia and Infinera are required to obtain CFIUS clearance, DCSA approval, and other approvals or authorizations in connection with certain antitrust and foreign investment laws in other specified jurisdictions.

Q:	Are Infinera stockholders entitled to seek appraisal rights under the DGCL if they do not vote in favor of the adoption of the Merger Agreement?

A:

If the Merger is consummated, Infinera stockholders (including beneficial owners of shares of Infinera Common Stock) who: (1) do not vote in favor of the Merger Agreement Proposal; (2) continuously hold their shares of Infinera Common Stock through the Effective Time; (3) properly perfect appraisal of their applicable shares of Infinera Common Stock; (4) meet certain other conditions and statutory requirements described in this proxy statement/prospectus; and (5) do not withdraw their demands or otherwise lose their rights to appraisal will be entitled to seek appraisal of their shares of Infinera Common Stock in connection with the Merger under Section 262 if certain conditions set forth in Section 262(g) are satisfied. This means that these persons will be entitled to have their shares of Infinera Common Stock appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of their shares of Infinera Common Stock, exclusive of any elements of value arising from the accomplishment or expectation of the Merger, together with (unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown or as otherwise provided in Section 262) interest, if any, on the amount determined by the Delaware Court of Chancery to be the fair value from the effective date of the Merger through the date of payment of the judgment at a rate of 5 percent over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Date and the date of payment of the judgment, compounded quarterly (except that, if at any time before the entry of judgment in the proceeding, the Surviving Corporation makes a voluntary cash payment to each person seeking appraisal, interest will accrue thereafter only upon the sum of: (1) the difference, if any, between the amount so paid and the fair value of the shares of Infinera Common Stock as determined by the Delaware Court of Chancery; and (2) interest accrued, unless paid at that time). The Surviving Corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment. Due to the complexity of the appraisal process, persons who wish to seek appraisal of their shares of Infinera Common Stock are encouraged to seek the advice of legal counsel with respect to the exercise of appraisal rights.

The DGCL requirements for exercising appraisal rights are described in additional detail in the section of this proxy statement/prospectus entitled “The Merger—Appraisal Rights.”

Q:	What are the conditions to the completion of the Merger?

A:

In addition to approval of the Merger Agreement Proposal by Infinera stockholders, completion of the Merger is subject to the satisfaction or waiver of a number of other conditions, including the receipt of certain regulatory approvals. For more information, please see the section of this proxy statement/prospectus entitled “The Merger Agreement—Conditions to the Closing of the Merger.”

Q:	What respective equity stakes will Nokia shareholders and Infinera stockholders hold in the Enlarged Company immediately following the Merger?

A:	Based on the maximum number of Nokia Shares that may be delivered as Merger Consideration pursuant to the Merger and shares of Infinera Common Stock outstanding on June 24, 2024, upon completion of the Merger, former Infinera stockholders will own approximately 2.3 percent of the outstanding Nokia Shares.

Q:	What will Infinera be required to do with its Convertible Notes prior to and after the Merger?

A:

Pursuant to the Merger Agreement, Infinera shall pay the 2024 Convertible Notes in cash upon the maturity of the 2024 Convertible Notes or settle any conversions on or prior to the maturity date thereof, in each case, in accordance with the indenture governing the 2024 Convertible Notes.

Further, pursuant to the Merger Agreement, Infinera shall use its commercially reasonable efforts to:

•

within the time periods required by the term of the applicable Convertible Notes Indenture give all notices and take all other actions that may be required in connection with the transactions contemplated by the Merger Agreement prior to the Effective Time under or in connection with the Convertible Notes Indentures, in each case, in a form reasonably acceptable to Nokia;

•

prior to the Effective Time, execute and deliver to the trustee a supplemental indenture with respect to each Convertible Notes Indenture outstanding at such time in a form reasonably satisfactory to Nokia, effective as of the Effective Time and complying with the applicable requirements of Convertible Notes Indentures, together with any related certificates, legal opinions and other documents required by such indenture to be delivered in connection with such supplemental indenture; and

•

provide all assistance and take all other actions reasonably requested by Nokia (which shall not require any payment by Infinera or its subsidiaries) that are customary or necessary in connection therewith or required to the fulfillment of Infinera’s obligations under the terms of the Convertible Notes and the Convertible Notes Indentures.

Pursuant to the terms of the Convertible Notes Indentures, following the effectiveness of the Merger, holders of the applicable Convertible Notes issued thereunder shall have the right, at such holder’s option, to convert all or any portion of such Convertible Notes as a result of the Merger constituting a “Fundamental Change,” “Make-Whole Fundamental Change” and “Merger Event” (as such terms are defined in the applicable Convertible Notes Indenture) (including any applicable increase in the “Conversion Rate” thereunder for conversions made in connection with the Merger). Because the Merger is expected to constitute a “Merger Event” (as such term is defined in the applicable Convertible Notes Indenture), the right to convert each Convertible Note shall be changed into a right to convert such Convertible Note into the Merger Consideration (which shall be deemed to be the “Reference Property” pursuant to and as defined in the Convertible Notes Indentures) at the applicable conversion rate and pursuant to the mechanics set forth in the applicable Convertible Notes Indenture. The exact composition of “Reference Property” will not be known until after the Election Deadline has lapsed. It is expected that, following the consummation of the Merger, Nokia will cause Infinera to elect to settle all conversions of the Convertible Notes in cash.

Separately, as a result of the Merger constituting a “Fundamental Change” (as such term is defined in the applicable Convertible Notes Indenture) holders of the Convertible Notes shall have the right, at such holder’s option, to require Infinera to repurchase for cash all of such holder’s Convertible Notes at a repurchase price equal to 100 percent of the principal amount thereof pursuant to the terms set forth in the Convertible Notes Indentures.

Infinera expects to deliver appropriate notices to holders of the Convertible Notes for them to exercise their rights under the Convertible Notes Indentures at the times and pursuant to the terms set forth therein.

The foregoing descriptions of the Convertible Notes Indentures and the rights of holders of the Convertible Notes thereunder are summaries only and are qualified in their entirety by reference to the applicable Convertible Notes Indentures.

Questions About the Treatment of Equity Awards in the Merger

Q:	What will holders of Infinera equity awards receive in the Merger?

A:	Generally speaking, Infinera equity awards will be treated as follows:

•

Infinera RSUs. At the Effective Time, each Infinera RSU (other than Infinera Director RSUs) outstanding as of immediately prior to the Effective Time will be converted automatically into a number of Nokia RSUs equal to (1) the total number of shares of Infinera Common Stock subject to such Infinera RSU immediately prior to the Effective Time multiplied by (2) the Share Consideration Exchange Ratio. Each Nokia RSU will be subject to the same terms and conditions as were applicable to such Infinera RSU immediately prior to the Effective Time (including vesting terms).

•	Infinera PSUs. Each Infinera PSU outstanding as of immediately prior to the Effective Time will be treated in accordance with the terms of such Infinera PSU as follows:

•

if such Infinera PSU becomes vested with respect to both performance-based and service-based vesting conditions, the holder of such Infinera PSU will receive $6.65 in cash, without interest, in respect of each share of Infinera Common Stock subject to the Infinera PSU immediately prior to the Effective Time.

•

if such Infinera PSU has performance-based vesting conditions that (1) are measured at the Effective Time and deemed earned or (2) are otherwise deemed no longer applicable, but, in each case, such Infinera PSU remains subject to service-based vesting conditions, then such Infinera PSU will be treated in the same manner as an Infinera RSU and converted to a number of Nokia RSUs as described above.

•

if such Infinera PSU has performance-based vesting conditions that are measured and deemed not to be earned (unless the performance-based vesting conditions are otherwise deemed no longer applicable) at the Effective Time, then such Infinera PSU will be canceled for no consideration.

•

Infinera Director RSUs. At the Effective Time, each Infinera Director RSU will fully vest and be converted automatically into the right to a cash amount equal to the Cash Consideration, without interest, in respect of each share of Infinera Common Stock subject to such Infinera Director RSU immediately prior to the Effective Time.

Q:	What will happen to the Infinera ESPP?

A:

Offerings in the Infinera ESPP have been suspended for some time. The Merger Agreement provides for no new participants and no increases in payroll deductions under the Infinera ESPP after the date of the Merger Agreement and for termination of the Infinera ESPP before the closing date of the Merger. As a result, it is not expected that participation in the Infinera ESPP will resume prior to the closing of the Merger.

Questions About the Special Meeting

Q:	When and where will the Special Meeting take place?

You may attend the Special Meeting via a live interactive webcast on October 1, 2024, at 10 A.M. Pacific Time, by visiting the following website: https://www.virtualshareholdermeeting.com/INFN2024SM. Online check-in will begin a few minutes prior to the Special Meeting, and you should allow ample time for the check-in procedures. You will need the 16-digit control number included on your proxy card or voting instruction form that accompanied your proxy materials to participate in the

Special Meeting (including voting your shares). If you lose your control number, you may join the Special Meeting as a guest, but you will not be able to vote. Infinera believes that a virtual meeting provides expanded access, improved communication and cost savings for its stockholders.

Q:	What are Infinera stockholders being asked to vote on?

A:	At the Special Meeting, Infinera stockholders will be asked to vote on the following proposals:

•	the Merger Agreement Proposal;

•	the Nonbinding Compensation Proposal; and

•	the Adjournment Proposal.

Approval of the Merger Agreement Proposal is a condition to the closing of the Merger. Approval of the Nonbinding Compensation Proposal and the Adjournment Proposal are not conditions to the closing of the Merger.

Q:	Does my vote matter?

A:	Yes, your vote is very important.

Nokia and Infinera cannot complete the Merger without the approval of the Merger Agreement Proposal.

Q:	Who is entitled to vote at the Special Meeting and how many votes do they have?

A:

The Infinera Board has fixed the close of business on August 14, 2024, as the Record Date. If you were a holder of record of shares of Infinera Common Stock as of the close of business on the Record Date, you are entitled to receive notice of and to vote at the Special Meeting. You are entitled to one vote for each share of Infinera Common Stock that you own as of the close of business on the Record Date. As of the close of business on the Record Date, 235,773,288 shares of Infinera Common Stock were outstanding and entitled to vote at the Special Meeting.

Q:	What constitutes a quorum for the Special Meeting?

A:

A quorum is the minimum number of shares (or holders of shares) required to be present at the Special Meeting for it to be properly held under the Infinera Bylaws and the DGCL. The holders of record of a majority of the voting power of the Infinera Common Stock issued and outstanding and entitled to vote must be present in person or represented by proxy to constitute a quorum for the Special Meeting.

Q:	As an Infinera stockholder, how do I vote my Infinera Common Stock?

A:

If you are a stockholder of record (that is, if your shares of Infinera Common Stock are registered directly in your name with Infinera’s transfer agent, Computershare Trust Company, N.A.), there are four ways to vote:

•	by proxy, by signing, dating and returning the enclosed proxy card (a prepaid reply envelope is provided for your convenience);

•	by proxy, by visiting the internet address on your proxy card;

•	by proxy, by calling the toll-free (within the United States or Canada) phone number on your proxy card; or

•	by attending the Special Meeting and voting at the Special Meeting using the control number on the enclosed proxy card.

The control number located on your proxy card is designed to verify your identity and allow you to vote your shares of Infinera Common Stock and to confirm that your voting instructions have been properly recorded when voting electronically over the internet or by telephone. Although there is no charge for voting your shares, if you vote electronically over the internet or by telephone, you may incur costs such as internet access and telephone charges for which you will be responsible.

If your shares of Infinera Common Stock are held in “street name” through a bank, broker or other nominee, you may vote through your bank, broker or other nominee by completing and returning the voting instruction form provided by your bank, broker or other nominee, or, if such a service is provided by your bank, broker or other nominee, electronically over the internet or by telephone. To vote over the internet or by telephone through your bank, broker or other nominee, you should follow the instructions on the voting instruction form provided by your bank, broker or other nominee. However, because you are not the stockholder of record, you may not vote your shares of Infinera Common Stock at the Special Meeting unless you provide a “legal proxy” from your bank, broker or other nominee giving you the right to vote your shares of Infinera Common Stock at the Special Meeting.

Even if you plan to attend the Special Meeting, you are strongly encouraged to vote your shares of Infinera Common Stock by proxy. If you are a stockholder of record or if you obtain a ‘‘legal proxy” to vote shares that you beneficially own, you may still vote your shares of Infinera Common Stock at the Special Meeting even if you have previously voted by proxy. If you attend the Special Meeting and vote at the Special Meeting, your vote will revoke any previously submitted proxy.

Q:	May I attend the Special Meeting and vote at the Special Meeting?

A:

Yes. You may attend the Special Meeting via a live interactive webcast on October 1, 2024, at 10 A.M. Pacific Time, by visiting the following website: https://www.virtualshareholdermeeting.com/INFN2024SM. Online check-in will begin a few minutes prior to the Special Meeting, and you should allow ample time for the check-in procedures. You will need the 16-digit control number included on your proxy card or voting instruction form that accompanied your proxy materials to participate in the Special Meeting (including voting your shares). If you lose your control number, you may join the Special Meeting as a guest, but you will not be able to vote. Infinera believes that a virtual meeting provides expanded access, improved communication and cost savings for its stockholders.

Even if you plan to attend the Special Meeting, to ensure that your shares will be represented at the Special Meeting, please sign, date and return the enclosed proxy card (a prepaid reply envelope is provided for your convenience) or grant your proxy electronically over the internet or by telephone (using the instructions found on the proxy card). If you attend the Special Meeting and vote at the Special Meeting, your vote will revoke any proxy previously submitted.

If, as of the Record Date, you are a beneficial owner of shares held in “street name,” you may not vote your shares of Infinera Common Stock at the Special Meeting unless you provide a “legal proxy” from your bank, broker or other nominee giving you the right to vote your shares of Infinera Common Stock at the Special Meeting. Otherwise, you should instruct your bank, broker or other nominee how to vote your shares of Infinera Common Stock in accordance with the voting instruction form provided by your bank, broker or other nominee. Your bank, broker or other nominee cannot vote on any of the proposals to be considered at the Special Meeting without your instructions. Without your instructions, your shares will not be counted for purposes of determining whether a quorum is present at the Special Meeting or be voted at the Special Meeting, and, if a quorum is present, that will have the same effect as voting “AGAINST” the Merger Agreement Proposal.

Q:	What is the difference between holding shares as an Infinera stockholder of record and as a beneficial owner of shares held in “street name”?

A:

If your shares of Infinera Common Stock are registered directly in your name with Infinera’s transfer agent, Computershare Trust Company, N.A., you are considered, with respect to those shares, to be the “stockholder of record.” If you are a stockholder of record, this proxy statement/prospectus and your proxy card have been sent directly to you by or on behalf of Infinera. As a stockholder of record, you may attend the Special Meeting and vote your shares of Infinera Common Stock at the Special Meeting using the control number on the enclosed proxy card. You may also vote by proxy, which involves granting your voting rights to a third-party as described on the enclosed proxy card.

If your shares of Infinera Common Stock are held through a bank, broker or other nominee, you are considered the “beneficial owner” of shares of Infinera Common Stock held in “street name.” If you are a beneficial owner of shares of Infinera Common Stock held in “street name,” this proxy statement/prospectus has been forwarded to you by your bank, broker or other nominee who is considered, with respect to those shares, to be the stockholder of record. As the beneficial owner, you have the right to direct your bank, broker or other nominee how to vote your shares of Infinera Common Stock by following their instructions for voting and to make an election for the Merger Consideration. You are also invited to attend the Special Meeting. However, because you are not the stockholder of record, you may not vote your shares of Infinera Common Stock at the Special Meeting unless you provide a “legal proxy” from your bank, broker or other nominee giving you the right to vote your shares of Infinera Common Stock at the Special Meeting.

Q:	If my shares of Infinera Common Stock are held in “street name” by a bank, broker or other nominee, will my bank, broker or other nominee vote my shares for me?

A:

No. Your bank, broker or other nominee is only permitted to vote your shares of Infinera Common Stock on any Proposal if you instruct your bank, broker or other nominee how to vote. You should follow the procedures provided by your bank, broker or other nominee to vote your shares of Infinera Common Stock. Without your instructions, your shares will not be counted for the purpose of obtaining a quorum and your shares will not be voted on any of the Proposals, which will have the same effect as if you voted “AGAINST” the Merger Agreement Proposal, but, assuming a quorum is present, will have no effect on the outcome of the other Proposals being considered at the Special Meeting.

Q:	What is a proxy?

A:

A proxy is your legal designation of another person, referred to as a “proxy,” to vote your shares of Infinera Common Stock. The written document describing the matters to be considered and voted on at the Special Meeting is called a “proxy statement/prospectus.” The document used to designate a proxy to vote your shares of Infinera Common Stock is called a “proxy card.” The Infinera Board has designated David W. Heard and Nancy Erba, each with full powers of substitution, as proxy holders for the special meeting.

Q:	If an Infinera stockholder gives a proxy, how are the shares voted?

A:	Regardless of the method that you choose to grant your proxy, the individuals named on the enclosed proxy card will vote your shares of Infinera Common Stock in the way that you direct.

If you sign, date and return your proxy card but do not mark the boxes showing how your shares should be voted on a matter, or if you do not indicate how you wish to vote when designating a proxy by telephone or by the internet, the shares represented by your properly authorized proxy will be voted as recommended by the Infinera Board with respect to that matter. This means that, as applicable, they will be voted: (1) “FOR” the Merger Agreement Proposal; (2) “FOR” the Nonbinding Compensation Proposal; and (3) “FOR” the Adjournment Proposal.

Q:	Why did Infinera choose to hold a virtual Special Meeting?

A:

The Infinera Board decided to hold the special meeting virtually in order to facilitate stockholder attendance and participation by enabling Infinera stockholders to participate fully, and equally, from any location around the world, at no cost. However, you will bear any costs associated with your internet access, such as usage charges from internet access providers and telephone companies. Infinera believes this is the right choice for a company with a global footprint. A virtual Special Meeting makes it possible for more stockholders (regardless of size, resources or physical location) to have direct access to information, while saving Infinera and Infinera stockholders time and money. Infinera also believes that the online tools that it has selected will increase stockholder communication. Infinera has designed its virtual format to enhance, rather than constrain, stockholder access, participation and communication.

Q:	May I change my vote after I have mailed my signed and dated proxy card?

A:	Yes. If you are a stockholder of record entitled to vote at the Special Meeting, you may change your vote or revoke your proxy at any time before it is voted at the Special Meeting by:

•	signing another proxy card with a later date and returning it prior to the Special Meeting;

•	submitting a new proxy electronically over the internet or by telephone after the date of the earlier submitted proxy;

•	delivering a written notice of revocation to Infinera’s Corporate Secretary; or

•	attending the Special Meeting and voting at the Special Meeting using the control number on the enclosed proxy card.

If you hold your shares in “street name,” you should contact your bank, broker or other nominee for instructions regarding how to change your vote. You may also vote at the Special Meeting if you obtain a “legal proxy” from your bank, broker or other nominee giving you the right to vote your shares of Infinera Common Stock at the Special Meeting.

Q:	What vote is required to approve each Proposal at the Special Meeting?

A:	Except for the Adjournment Proposal, the vote required to approve each of the Proposals listed below assumes the presence of a quorum.

Proposal	Votes Required	Effects of Abstentions and Broker Non-Votes
The Merger Agreement Proposal	The affirmative vote of holders of a majority of the outstanding shares of Infinera Common Stock entitled to vote thereon.	Abstentions and broker non-votes will have the same effect as a vote AGAINST the proposal.

The Nonbinding Compensation Proposal	The affirmative vote of a majority of the voting power of the shares cast for or against this Proposal.	Abstentions and broker non-votes will have no effect.

The Adjournment Proposal	The affirmative vote of a majority of the voting power of the shares cast for or against this Proposal.	Abstentions and broker non-votes will have no effect.

Q:	Are any stockholders obligated to vote in a certain way?

A:

Yes. Simultaneously with the execution of the Merger Agreement, Oaktree Optical, in its capacity as a stockholder of Infinera, entered into the Voting Agreement. As of the Record Date, Oaktree Optical beneficially owned, in the aggregate, approximately 11 percent of the voting power of all of the shares of Infinera Common Stock outstanding as of the Record Date and entitled to vote at the Special Meeting.

Pursuant to the Voting Agreement, Oaktree Optical has agreed, among other things, to vote its shares of Infinera Common Stock: (1) in favor of the adoption of the Merger Agreement and the transactions contemplated thereby; and (2) in the manner specified in the Voting Agreement on certain other matters. However, the Voting Agreement terminates in certain circumstances, including upon termination of the Merger Agreement in accordance with its terms and following the Special Meeting. The Voting Agreement also contains certain restrictions on the transfer of shares of Infinera Common Stock held by Oaktree Optical, subject to certain exceptions.

Q:	As an Infinera stockholder, what do I need to do now?

A:

You should read this proxy statement/prospectus carefully and in its entirety, including the annexes. Then, even if you expect to attend the Special Meeting, please sign, date and return, as promptly as possible, the enclosed proxy card (a prepaid reply envelope is provided for your convenience), or grant your proxy electronically over the internet or by telephone (using the instructions found on the proxy card), so that your shares can be voted at the Special Meeting. If you hold your shares in “street name,” please refer to the voting instruction form provided by your bank, broker or other nominee for information on how to vote your shares of Infinera Common Stock. Please do not send your stock certificates with your proxy card. If you hold physical stock certificates, you will be asked to surrender your stock certificates in connection with your Election. If you attend the Special Meeting and vote at the Special Meeting, your vote will revoke any previously submitted proxy card.

Q:	How does the Infinera Board recommend that Infinera stockholders vote?

A:	The Infinera Board unanimously recommends that you vote “FOR” the Merger Agreement Proposal, “FOR” the Nonbinding Compensation Proposal and “FOR” the Adjournment Proposal.

In considering the recommendations of the Infinera Board, Infinera stockholders should be aware that Infinera’s directors and executive officers have interests in the Merger that are different from, or in addition to, their interests as Infinera stockholders. For a more complete description of these interests, see the information provided in the section of this proxy statement/prospectus entitled “Interests of Infinera’s Directors and Executive Officers in the Merger.”

Q:	What happens if the Merger is not completed?

A:

If the Merger is not completed, Infinera stockholders will not receive any consideration for their shares of Infinera Common Stock. Instead, Infinera will remain an independent public company and the Infinera Common Stock will continue to be listed and traded separately on the Nasdaq. If the Merger Agreement is terminated under specified circumstances, Nokia or Infinera may be required to pay a termination fee as described in the section of this proxy statement/prospectus entitled “The Merger Agreement—Termination Fees.”

Q:	What is the compensation that will or may become payable by Infinera to its named executive officers in connection with the Merger?

A:	The compensation that will or may become payable by Infinera to its named executive officers in connection with the Merger is certain compensation that is tied to or based on the Merger and payable to certain of Infinera’s named executive officers pursuant to underlying plans and arrangements that are contractual in nature. Compensation that will or may become payable by Nokia or its affiliates (including, following the consummation of the Merger, the Surviving Corporation) to Infinera’s named executive officers in connection with or following the Merger is not subject to this advisory vote. For more information, please see the section of this proxy statement/prospectus entitled “Proposal 2: Approval, on a Non-Binding, Advisory Basis, of Certain Merger-Related Executive Compensation.”

Q:	Why am I being asked to cast a vote to approve the compensation that will or may become payable by Infinera to its named executive officers in connection with the Merger?

A:

Infinera is required pursuant to Section 14A of the Exchange Act to seek stockholder approval, on a non-binding, advisory basis, of compensation that will or may become payable by Infinera to its named executive officers in connection with the Merger. Approval of the Nonbinding Compensation Proposal is not required to consummate the Merger.

Q:	What will happen if Infinera’s stockholders do not approve the Nonbinding Compensation Proposal?

A:

Approval of the Nonbinding Compensation Proposal is not a condition to consummation of the Merger. This is an advisory vote and will not be binding on Nokia or Infinera. The underlying plans and arrangements providing for such compensation are contractual in nature and are not, by their terms, subject to stockholder approval.

Accordingly, if the Merger Agreement is adopted by Infinera stockholders and the Merger is consummated, the compensation that will or may become payable by Infinera to its named executive officers in connection with the Merger will or may be paid to Infinera’s named executive officers even if Infinera’s stockholders do not approve such compensation.

Q:	Should I send in my physical stock certificates now?

A:

No. To the extent that Infinera stockholders have physical stock certificates, such Infinera stockholders should keep their existing stock certificates at this time. Similarly, holders of Infinera Common Stock in book-entry form should not try to surrender their shares.

You should submit your Infinera stock certificates with your election form. Any Infinera stockholder who has not submitted their physical stock certificate(s) with a form of election will be sent a letter of transmittal after the Merger closes to effect the exchange of their Infinera Common Stock for the Merger Consideration.

Please do not send your Infinera stock certificates with your proxy card.

If you hold your shares of Infinera Common Stock in book-entry form, you will not receive a letter of transmittal. Instead, the Exchange Agent will pay you the payment to which you are entitled in a process that is expected to be automatic to you.

Q:	What if I sell or transfer my shares of Infinera Common Stock after the Record Date but before the Special Meeting?

A:

If you sell or transfer your shares of Infinera Common Stock after the Record Date but before the Special Meeting, you will, unless you provide the transferee of your shares with a proxy, retain your right to vote at the Special Meeting, but will have transferred the right to receive the Merger Consideration. Even if you sell or transfer your shares of Infinera Common Stock after the Record Date, Infinera encourages you to sign, date and return the enclosed proxy card (a prepaid reply envelope is provided for your convenience) or grant your proxy electronically over the internet or by telephone (using the instructions found on the proxy card). In order to receive the Merger Consideration, you must hold your shares of Infinera Common Stock at the Effective Time.

Holders of Infinera Common Stock who have made a valid Election in respect of their shares of Infinera Common Stock and wish to sell or otherwise transfer such shares need to revoke their Election prior to and in connection with selling or transferring such shares. If no subsequent Election is properly made in respect of such shares of Infinera Common Stock prior to the Election Deadline, or if the sale or transfer of such shares, and the revocation in connection therewith, occur after the Election Deadline, an Election to receive the Cash Consideration will be deemed to have been made in respect of such shares and no contrary Election may subsequently be made.

For more information relating to Elections of Merger Consideration, please see the sections of this proxy statement/prospectus entitled "Election of Merger Consideration" and "The Merger Agreement—Election Procedures."

Q:	As an Infinera stockholder, what should I do if I receive more than one set of voting materials?

A:

You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction forms. For example, if you hold Infinera Common Stock in more than one brokerage account, you will receive a separate voting instruction form for each brokerage account in which you hold such shares. If you are a holder of record of Infinera Common Stock and your shares are registered in more than one name, you will receive more than one proxy card. Please sign, date and return each proxy card and voting instruction form that you receive or otherwise follow the voting instructions set forth in this proxy statement/prospectus to ensure that you vote every share of Infinera Common Stock that you own.

Q:	Where can I find the voting results of the Special Meeting?

A:

If available, Infinera may announce preliminary voting results at the conclusion of the Special Meeting. Infinera intends to publish final voting results in a Current Report on Form 8-K to be filed with the SEC following the Special Meeting. All reports that Infinera files with the SEC are publicly available when filed. For more information, please see the section of this proxy statement/prospectus entitled “Where You Can Find More Information.”

Q:	Do any of Infinera’s directors or officers have interests in the Merger that may differ from those of Infinera stockholders generally?

A:

Yes. In considering the recommendation of the Infinera Board with respect to the Merger Agreement Proposal, you should be aware that Infinera’s directors and executive officers may have interests in the Merger that are different from, or in addition to, the interests of Infinera stockholders generally. The Infinera Board was aware of and considered these interests to the extent that they existed at the time, among other matters, in: (1) evaluating and negotiating the Merger Agreement; (2) approving the Merger Agreement and the Merger; and (3) unanimously recommending that the Merger Agreement be adopted by Infinera stockholders. For more information, please see the section of this proxy statement/prospectus entitled “Interests of Infinera’s Directors and Executive Officers in the Merger.”

Q:	What is a “broker non-vote”?

A:	A broker non-vote occurs if you hold your shares of Infinera Common Stock in street name, do not provide voting instructions to your bank, broker or other nominee on a Proposal, and your bank,

broker or other nominee does not have discretionary authority to vote on such Proposal. In such circumstances, the bank, broker or other nominee that holds your shares of Infinera Common Stock may generally vote on “routine” matters, but cannot vote on “non-routine” matters. All of the Proposals are “non-routine” matters and a bank, broker or other nominee will lack the authority to vote shares at its discretion on the Proposals.

Q:	Are there any risks that I should consider in deciding whether to vote for the approval of the Proposals to be considered at the Special Meeting?

A:

Before making any decision on whether and how to vote, Infinera stockholders are urged to read carefully and in its entirety the information contained in the section of this proxy statement/prospectus entitled “Risk Factors.” Infinera stockholders should also read and carefully consider the risk factors of Nokia that are incorporated by reference into this proxy statement/prospectus.

Q:	Who will solicit and pay the cost of soliciting proxies?

A:

Infinera has engaged Sodali & Co to assist in the solicitation of proxies for the Special Meeting and to act as information agent. Infinera estimates that it will pay Sodali & Co a fee of approximately $25,000, plus reimbursement for certain fees and expenses. Infinera has agreed to indemnify Sodali & Co against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions).

Infinera also may be required to reimburse banks, brokers and other custodians, nominees and fiduciaries or their respective agents for their expenses in forwarding proxy materials to beneficial owners of Infinera Common Stock, respectively.

Infinera’s directors, officers and employees also may solicit proxies by telephone, by electronic means or in person. They will not be paid any additional amounts for soliciting proxies.

Questions about Merger Consideration Elections for Infinera Stockholders

Q:	How and when do I make an Election relating to the Merger Consideration as a holder of shares of Infinera Common Stock?

A:

Concurrently with the mailing of this proxy statement/prospectus, an election form will separately be mailed to each holder of record of shares of Infinera Common Stock. Each holder of record of shares of Infinera Common Stock can make their Election by properly completing, signing and returning the election form. For an Election to be properly made, the Exchange Agent must receive a properly completed election form and, in the case of holders of physical stock certificates evidencing shares of Infinera Common Stock, any physical stock certificates (duly endorsed in blank or otherwise in a form acceptable for transfer on the books of Infinera) evidencing the shares of Infinera Common Stock to which such election form relates, as well as any additional documents specified in the election form, in each case by the Election Deadline.

If your shares are held through a bank, broker or other nominee, you will receive instructions from your bank, broker or other nominee that you must follow in order to make your Election.

If you hold your shares of Infinera Common Stock through a bank, broker or other nominee (often referred to as held in “street name”), you need to instruct your bank, broker or other nominee to make a timely Election on your behalf via the DTC ATOP system by delivery of an “agent’s message” to the applicable Exchange Agent account at DTC. DTC, participants in DTC, and other securities intermediaries are likely to establish cut-off times and dates that are earlier than the Election Deadline, to receive instructions to make an Election. Your bank, broker or other nominee may charge you a transaction or service fee to make the Election. You should consult your securities intermediary to determine the cut-off time and date applicable to you, and whether you will be charged any transaction or service fee.

If you are a DTC participant and hold shares of Infinera Common Stock in a DTC account as a DTC participant, you must make an Election through DTC’s ATOP Program and complete the DTC—ATOP procedure for book-entry transfer. An “agent’s message” must be transmitted by DTC and received by the Exchange Agent prior to the Election Deadline to validly make an Election.

If you hold a physical stock certificate representing your shares of Infinera Common Stock registered in your name, you need to timely deliver a fully completed and signed election form together with any physical stock certificates evidencing the shares of Infinera Common Stock to which such election form relates, as well as any additional documents specified in the election form, in each case by the Election Deadline to the Exchange Agent at the address specified in the election form.

If you hold your shares of Infinera Common Stock in book-entry form outside of a bank, brokerage or custodian account, you need to timely deliver a fully completed and signed election form to the Exchange Agent at the address specified in the election form. Holders of Infinera Common Stock in book-entry form outside of a bank, brokerage or custodian account should not try to surrender their shares when submitting an election.

The Election Deadline is 5:00 p.m., New York City time, on September 30, 2024, which is the business day immediately prior to the Special Meeting.

If the Special Meeting is delayed to a subsequent date, the Election Deadline will be similarly delayed to a subsequent date, and Nokia and Infinera will promptly announce any such delay and, when determined, the rescheduled election deadline.

Any shares of Infinera Common Stock for which an Election is not made will be deemed to have made a Cash Election.

Q:	What do I do if I want to revoke my Election?

A:

You may change or revoke your Election with respect to all or a portion of the shares of Infinera Common Stock subject to an Election prior to the Election Deadline. If a holder of record of shares of Infinera Common Stock revokes their Election, such holder will be deemed to have made a Cash Election, unless a contrary Election is subsequently submitted by such holder prior to the Election Deadline. No Election in respect of any shares of Infinera Common Stock may be revoked after the Election Deadline, unless such revocation is prior to and in connection with a sale or transfer of such shares.

For a registered holder’s revocation of an Election to be effective, a written notice of withdrawal must be received by the Exchange Agent at its address set forth on the election form prior to the Election Deadline. Any such notice will specify: (1) the name, address and the taxpayer identification number (“TIN”) of the person who made the prior Election being revoked; (2) the number of shares of Infinera Common Stock to be withdrawn from the Election; and (3) the name of the registered holder of such shares, if different from that of the person who submitted the election form. Registered holders are advised to contact the information agent, Sodali & Co, in order to receive the appropriate form of Notice of Withdrawal that the Exchange Agent will require in connection with the revocation of an Election.

For a holder whose shares of Infinera Common Stock are held through a bank, broker or other nominee, if the Election was made by your bank, broker or other nominee via DTC’s ATOP system, you need to contact your bank, broker or other nominee, and have such securities intermediary process your revocation.

Holders of Infinera Common Stock who wish to revoke an election in respect of their shares of Infinera Common Stock after the Election Deadline in connection with a sale or transfer of such shares must revoke such election at least five business days prior to the Effective Time for such election revocation to be effective.

For more information relating to Elections of Merger Consideration, please see the sections of this proxy statement/prospectus entitled “Election of Merger Consideration” and “The Merger Agreement—Election Procedures.”

Q:	What happens if I do not make a valid Election for my Infinera Common Stock?

A:	Any shares of Infinera Common Stock for which an election is not made will be deemed to have made a Cash Election.

Q:	If I make a valid election with respect to my Infinera Common Stock, could I receive a form of Merger Consideration that I did not elect to receive?

A:

Yes. The election right for holders of Infinera Common Stock with respect to the Mixed Consideration and the Share Consideration will be subject to proration pursuant to the terms of the Merger Agreement. The Merger Agreement provides that the portion of the aggregate consideration payable in the form of Nokia Shares will be subject to proration such that: (1) no more than 30 percent of the aggregate Merger Consideration will be paid in the form of Nokia Shares; and (2) at least 70 percent of the aggregate Merger Consideration will be paid in cash. Accordingly, Infinera stockholders may receive a different form of Merger Consideration than such holder elected to receive.

For more information, please see the section of this proxy statement/prospectus entitled “The Merger Agreement—Proration of Merger Consideration.”

Q:	How can Nokia ADS holders withdraw the deposited securities?

A:

Upon your receipt of Nokia ADSs at the Effective Time, you may surrender your Nokia ADSs to the Depositary for the purpose of withdrawal of the corresponding Nokia Shares in Finland. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Depositary will deliver the Nokia Shares and any other deposited securities underlying the Nokia ADSs to the Nokia ADS holder or a person the Nokia ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the Depositary will deliver the deposited securities at its office, if feasible. However, the Depositary is not required to accept surrender of Nokia ADSs to the extent it would require delivery of a fraction of a deposited Nokia Share or other security. The Depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

Q:	Where can I find more information about Nokia and Infinera?

A:

You can find more information about Nokia and Infinera from the various sources described under the sections of this proxy statement/prospectus entitled “References to Additional Information” and “Where You Can Find More Information.”

Q:	Who can help answer my questions?

A:

If you have any questions concerning the Merger, the Special Meeting or this proxy statement/prospectus, would like additional copies of this proxy statement/prospectus or need help submitting your proxy, making an election or voting your shares of Infinera Common Stock, please contact:

430 Park Avenue, 14th Floor

New York, NY 10022

Banks and Brokers Call: (203) 658-9400

Stockholders Call Toll Free: (800) 662-5200

Email: INFN@investor.sodali.com

SUMMARY

For your convenience, provided below is a brief summary of certain information contained in this proxy statement/prospectus. This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that may be important to you as an Infinera stockholder. To understand the Merger fully and for a more complete description of the terms of the Merger Agreement, you should carefully read this entire proxy statement/prospectus, including the annexes hereto and the other documents incorporated herein by reference. Items in this summary include a page reference directing you to a more complete description of those items. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions in the section of this proxy statement/prospectus entitled “Where You Can Find More Information.”

Introduction

On June 27, 2024, Nokia and Infinera announced that Infinera agreed to be acquired by Nokia. The acquisition will create a highly scaled and truly global optical business with increased in-house technology capabilities and vertical integration. The transaction represents a premium of 28 percent to the closing share price of Infinera Common Stock on June 26, 2024, the last full trading day before the public announcement of the Merger Agreement, and a 37 percent premium to the trailing 180-day volume weighted average price of Infinera Common Stock as of June 26, 2024.

The Parties to the Merger

Nokia Corporation

Nokia is a company incorporated under the laws of the Republic of Finland and operates under the Finnish Companies Act. Nokia’s headquarters are located at Karakaari 7, FI-02610 Espoo, Finland, and its telephone number there is +358 10-4488-000.

Nokia ADSs are listed on the NYSE under the ticker symbol “NOK,” and the Nokia Shares are listed on the Nasdaq Helsinki Stock Exchange and the Euronext Paris Stock Exchange.

Neptune of America Corporation

Merger Sub was formed solely for the purpose of facilitating the Merger. Merger Sub has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the Merger and the other transactions contemplated by the Merger Agreement. By operation of the Merger, Merger Sub will be merged with and into Infinera, with Infinera surviving the Merger as a wholly owned subsidiary of Nokia. Merger Sub’s principal executive office is located at c/o Nokia Corporation, Karakaari 7, FI-02610 Espoo, Finland, and its telephone number is +358 10-4488-000.

Infinera Corporation

Infinera is a global supplier of innovative open optical networking solutions and advanced optical semiconductors that enable carriers, cloud operators, governments, and enterprises to scale network bandwidth, accelerate service innovation, and automate network operations. Infinera solutions deliver industry-leading economics and performance in long-haul, submarine, data center interconnect, and metro transport applications. Infinera’s headquarters are located at 6373 San Ignacio Avenue, San Jose, California 95119 and its telephone number is +1 (669) 295-1489.

The Infinera Common Stock is listed on Nasdaq under the ticker symbol “INFN.”

The Merger and the Merger Agreement

The terms and conditions of the Merger are contained in the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. You are encouraged to read the Merger Agreement carefully and in its entirety.

Pursuant to the Merger Agreement, Merger Sub will merge with and into Infinera. At the Effective Time, the separate existence of Merger Sub will cease, and Infinera will be the surviving corporation and a wholly owned subsidiary of Nokia. Following the Merger, Infinera Common Stock will be delisted from Nasdaq, deregistered under the Exchange Act and will cease to be publicly traded.

Merger Consideration

The Merger Agreement provides that each share of Infinera Common Stock issued and outstanding immediately prior to the Effective Time (subject to certain limited exceptions set forth in the Merger Agreement) will be automatically cancelled and converted into the right to receive, at the election of the Infinera stockholder and on a share-by-share basis, cash, Nokia Shares or a combination of cash and Nokia shares. More specifically:

•	for each share of Infinera Common Stock for which you make a Cash Election, you will receive cash in an amount equal to $6.65, without interest;

•	for each share of Infinera Common Stock for which you make a Share Election, you will receive 1.7896 Nokia Shares; and

•	for each share of Infinera Common Stock for which you make a Mixed Election, you will receive cash in an amount equal to $4.66, without interest, and 0.5355 of a Nokia Share.

In each case, the Nokia Shares will be delivered in the form of Nokia ADSs, each representing a beneficial interest in one Nokia Share, subject to the terms and conditions of the Deposit Agreement for the Nokia ADSs. Any shares of Infinera Common Stock for which an election is not made will be deemed to have made a Cash Election.

As a result of the proration mechanism in the Merger Agreement, depending on the elections made by all Infinera stockholders, you may not receive the exact form of consideration that you elect. In the Merger: (1) no more than 30 percent of the aggregate Merger Consideration will be paid in the form of Nokia Shares; and (2) at least 70 percent of the aggregate Merger Consideration will be paid in cash. Each stockholder may elect a different form of Merger Consideration for each share of Infinera Common Stock they own. The Merger Consideration is also subject to adjustments for any stock splits, stock dividend, reorganization or similar recapitalization with respect to Infinera Common Stock or Nokia Shares. The maximum number of Nokia Shares that Nokia is obligated to issue in the Merger is equal to (i) the Mixed Consideration Exchange Ratio multiplied by (ii) the aggregate number of shares of Infinera Common Stock issued and outstanding as of the date that is 10 business days prior to the Closing Date (other than Owned Infinera Shares and Dissenting Shares). This number is referred to as the “Maximum Stock Amount.”

For more information relating to such proration mechanism, please see the section of this proxy statement/prospectus entitled “The Merger Agreement—Proration of Merger Consideration.”

Concurrently with the mailing of this proxy statement/prospectus, an election form will separately be mailed to each holder of record of shares of Infinera Common Stock. Each holder of record of shares of Infinera Common Stock can make their election by properly completing, signing and returning the election form. For an Election to be properly made, the Exchange Agent must receive a properly completed election form and, in the case of holders of physical stock certificates evidencing shares of Infinera Common Stock, any physical stock certificates (duly endorsed in blank or otherwise in a form acceptable for transfer on the books of Infinera) evidencing the shares of Infinera Common Stock to which such election form relates, as well as any additional documents specified in the election form, in each case by the Election Deadline. If your shares are held through a bank, broker or other nominee, you will receive instructions from your bank, broker or other nominee that you must follow in order to make your election.

The Election Deadline is 5:00 p.m., New York City time, on the business day that is immediately prior to the Special Meeting. If the Special Meeting is delayed to a subsequent date, the Election Deadline will be similarly delayed to a subsequent date, and Nokia and Infinera will promptly announce any such delay and, when determined, the rescheduled election deadline.

Holders of Infinera Common Stock who have made a valid Election in respect of their shares of Infinera Common Stock and wish to sell or otherwise transfer such shares need to revoke their Election prior to and in connection with selling or transferring such shares. If no subsequent Election is properly made in respect of such shares of Infinera Common Stock prior to the Election Deadline, or if the sale or transfer of such shares, and the revocation in connection therewith, occur after the Election Deadline, an Election to receive the Cash Consideration will be deemed to have been made in respect of such shares and no contrary Election may subsequently be made. No Election in respect of any shares of Infinera Common Stock may be revoked after the Election Deadline, unless such revocation is prior to and in connection with a sale or transfer of such shares. Holders of Infinera Common Stock who wish to revoke an election in respect of their shares of Infinera Common Stock after the Election Deadline in connection with a sale or transfer of such shares must revoke such election at least five business days prior to the Effective Time for such election revocation to be effective.

For more information relating to Elections of Merger Consideration, please see the sections of this proxy statement/prospectus entitled “Election of Merger Consideration” and “The Merger Agreement—Election Procedures.”

Treatment of Infinera Equity Awards

Generally speaking, Infinera equity awards will be treated as follows:

Infinera RSUs. At the Effective Time, each Infinera RSU (other than Infinera Director RSUs), outstanding as of immediately prior to the Effective Time will be converted automatically into a number of Nokia RSUs equal to (1) the total number of shares of Infinera Common Stock subject to such Infinera RSU immediately prior to the Effective Time multiplied by (2) the Share Consideration Exchange Ratio. Each Nokia RSU will be subject to the same terms and conditions as were applicable to such Infinera RSU immediately prior to the Effective Time (including vesting terms).

Infinera PSUs. Each Infinera PSU outstanding as of immediately prior to the Effective Time will be treated in accordance with the terms of such Infinera PSU and as follows:

•

if such Infinera PSU becomes vested with respect to both performance-based and service-based vesting conditions, the holder of such Infinera PSU will receive $6.65 in cash, without interest, in respect of each share of Infinera Common Stock subject to the Infinera PSU immediately prior to the Effective Time;

•

if such Infinera PSU has performance-based vesting conditions that (1) are measured at the Effective Time and deemed earned or (2) are otherwise deemed no longer applicable, but, in each case, such Infinera PSU remains subject to service-based vesting conditions, then such Infinera PSU will be treated in the same manner as an Infinera RSU and converted to a number of Nokia RSUs as described above; and

•

if such Infinera PSU has performance-based vesting conditions that are measured and deemed not to be earned (unless the performance-based vesting conditions are otherwise deemed no longer applicable) at the Effective Time, then such Infinera PSU will be canceled for no consideration.

Infinera Director RSUs. At the Effective Time, each Infinera Director RSU will fully vest and be converted automatically into the right to receive a cash amount equal to the Cash Consideration, without interest, in respect of each share of Infinera Common Stock subject to such Infinera Director RSU immediately prior to the Effective Time.

Employment Matters

For a period of one year following the Effective Time (or, if earlier, the date of termination of employment of the relevant continuing employee), the Surviving Corporation and its subsidiaries will honor all employment agreements, change in control agreements, collective bargaining agreements, obligations under applicable law, and change in control or severance plans, policies and arrangements that Infinera and its subsidiaries have with their current and former officers, directors, employees and other individual service providers, as in effect on the date of the Merger Agreement. Nokia or its affiliates may amend, modify, replace or terminate such arrangements in accordance with their terms.

For a period of one year following the Effective Time (or, if earlier, the date of termination of employment of the relevant continuing employee), Nokia will, or will cause the Surviving Corporation or its applicable subsidiaries to, provide the relevant employees with:

•

base salary or base wages, target short-term cash incentive compensation opportunities and employee benefits (excluding equity compensation, retention, transaction or change in control bonuses, defined benefit pension plans or retiree health and welfare plans) that are no less favorable in the aggregate to those provided to such employee under the relevant employee plans immediately before the Effective Time; and;

•

severance benefits at least as favorable as such severance benefits provided under any severance agreement, plan, program, policy, or practice in effect for such Continuing Employee as of immediately prior to the Effective Time.

With respect to any employee benefit plans maintained by Nokia or any of its subsidiaries in which continuing employees are eligible to participate after the Effective Time, the Surviving Corporation, Nokia and its subsidiaries will use commercially reasonable efforts to:

•

waive all exclusions, eligibility requirements, pre-existing condition requirements, physical examination requirements, evidence of insurability requirements, waiting periods, and actively-at-work or similar requirements, with respect to participation and coverage applicable to such employees and their eligible dependents under any new plans, except to the extent such conditions, exclusions, requirements or waiting periods would apply under the analogous employee plan,

•	provide each such employee and their eligible dependents with credit for any co-payments, deductibles, co-insurance, offset or other out-of-pocket amounts paid during the year in which the closing date occurs (and prior to the Effective Time) (to the same extent that such credit was given under the analogous employee plan prior to the Effective Time) in satisfying any applicable deductible, out-of-pocket or similar requirements under any new plans, and

•

recognize all service of such employees with Infinera and its subsidiaries for all purposes (including severance and vacation accruals) in any new plan to the same extent that such service was taken into account under the analogous employee plan prior to the Effective Time, subject to certain exceptions.

Unless Nokia requests otherwise in writing at least five business days prior to the closing date, Infinera will take all actions necessary to effect the termination of any 401(k) plans of Infinera and its subsidiaries or cause such plan to be terminated, effective as of no later than the date immediately preceding the closing date, contingent upon the occurrence of the closing, and provide that participants in the Infinera 401(k) plan shall become fully vested in any unvested portion of their Infinera 401(k) plan accounts as of the date such plan is terminated. If an Infinera 401(k) plan is terminated, the Surviving Company and its subsidiaries will designate a 401(k) plan that will cover the relevant employees as soon as practicable following the Closing Date, and cause that designated plan to accept direct rollovers of the account balances of the relevant employees from the terminated plan.

For the avoidance of doubt, the Merger Agreement does not confer any rights or remedies of any kind or description upon any person (including any continuing employees and any of their beneficiaries and dependents) other than Nokia, its subsidiaries, Infinera and their respective successors and assigns.

Recommendation of Infinera’s Board of Directors; Infinera’s Reasons for the Merger

The Infinera Board, after considering the various factors described in the section of this proxy statement/prospectus entitled “The Merger—Recommendation of the Infinera Board and Reasons for the Merger,” unanimously: (1) determined that it is in the best interests of Infinera and Infinera stockholders to enter into the Merger Agreement and consummate the Merger and the other transactions contemplated by the Merger Agreement; (2) recommended that Infinera stockholders adopt the Merger Agreement; and (3) directed that the adoption of the Merger Agreement be submitted for consideration by Infinera stockholders at a meeting thereof.

The Infinera Board unanimously recommends that Infinera stockholders vote: (1) “FOR” the Merger Agreement Proposal; (2) “FOR” the Nonbinding Compensation Proposal; and (3) “FOR” the Adjournment Proposal.

Opinion of Infinera’s Financial Adviser

Infinera retained Centerview as financial adviser to the Infinera Board in connection with the Merger and the other transactions contemplated by the Merger Agreement, which are collectively referred to as the “Transaction” throughout this section and the summary of Centerview’s opinion below in the section of this proxy statement/prospectus entitled “The Merger—Opinion of Infinera’s Financial Adviser.” In connection with this engagement, the Infinera Board requested that Centerview evaluate the fairness, from a financial point of view, to the holders of Infinera Common Stock (other than (i) shares of Infinera Common Stock held by Infinera as treasury stock, (ii) shares of Infinera Common Stock owned by Nokia or Merger Sub, (iii) shares of Infinera Common Stock owned by any direct or indirect wholly owned subsidiary of Nokia or Merger Sub as of immediately prior to the Effective Time, or (iv) shares of Dissenting Shares, and together with (v) any shares of Infinera Common Stock held by any affiliate of Nokia or Infinera (the shares of Infinera Common Stock referred to in clauses (i), (ii), (iii), (iv) and (v), are collectively referred to as “Excluded Shares”) and the summary of Centerview’s opinion below in the section of this proxy statement/prospectus entitled “The Merger—Opinion of Infinera’s Financial Adviser”) of the Merger Consideration, taken together (and not separately), proposed to be paid to such holders pursuant to the Merger Agreement. On June 27, 2024, Centerview rendered to the Infinera Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated June 27, 2024, that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Merger Consideration, taken together (and not separately), proposed to be paid to the holders of Infinera Common Stock (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For purposes of this section and the summary of Centerview’s opinion below in the section of this proxy statement/prospectus entitled “The Merger—Opinion of Infinera’s Financial Adviser,” the term “Merger Consideration” means the aggregate Cash Consideration, the aggregate Share Consideration, and the aggregate Mixed Consideration to be paid to the holders of Infinera Common Stock (other than Excluded Shares), taken together (and not separately).

The full text of Centerview’s written opinion, dated June 27, 2024, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex E and is incorporated herein by reference. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Infinera Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction and Centerview’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Infinera Common Stock (other than Excluded Shares) of the Merger Consideration to be paid to such holders pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement, the Voting Agreement or the Transaction (as defined below), including, without limitation, the allocation of the Merger Consideration as among holders of Infinera Common Stock who receive the Cash Consideration, the Share Consideration or the Mixed Consideration, or the relative fairness of the Cash Consideration, the Share Consideration or the Mixed Consideration, and does not constitute a recommendation to any stockholder of Infinera or any other person as to how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transaction or any other matter, including, without limitation, whether such stockholder or person should elect to receive the Cash Consideration, the Share Consideration or the Mixed Consideration, or make no election, in the Transaction.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

The Special Meeting

You may attend the Special Meeting via a live interactive webcast on October 1, 2024, at 10 A.M. Pacific Time, by visiting the following website: https://www.virtualshareholdermeeting.com/INFN2024SM. Online check-in will begin a few minutes prior to the Special Meeting and you should allow ample time for the check-in procedures. You will need the control number found on your proxy card or voting instruction form to participate in the Special Meeting (including voting your shares). If you lose your control number, you may join the Special Meeting as a guest, but you will not be able to vote. Infinera believes that a virtual meeting provides expanded access, improved communication and cost savings for its stockholders.

The purposes of the Special Meeting are as follows:

•	The Merger Agreement Proposal: To consider and vote on the proposal to adopt the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus;

•

The Nonbinding Compensation Proposal: To consider and vote on a proposal to approve, on a non-binding, advisory basis, the compensation that will or may become payable by Infinera to its named executive officers in connection with the Merger; and

•

The Adjournment Proposal: To consider and vote on any proposal to postpone or adjourn the Special Meeting, from time to time, to a later date or dates, if necessary or appropriate, including to solicit additional proxies if there are insufficient votes to adopt the Merger Agreement at the time of the Special Meeting.

Completion of the Merger is conditioned on adoption of the Merger Agreement Proposal by Infinera stockholders. Completion of the Merger is not conditioned upon the adoption of the Nonbinding Compensation Proposal or the Adjournment Proposal by Infinera stockholders.

Record Date; Shares Entitled to Vote

Holders of record of issued and outstanding shares of Infinera Common Stock as of the close of business on August 14, 2024, the Record Date, are entitled to notice of, and to vote at, the Special Meeting. Infinera stockholders may cast one vote for each share of Infinera Common Stock that Infinera stockholders owned as of the Record Date. As of the close of business on the Record Date, there were 235,773,288 shares of Infinera Common Stock outstanding and entitled to vote at the Special Meeting. For each share of Infinera Common Stock that you owned as of the close of business on the Record Date, you will have one vote on each matter submitted for a vote at the Special Meeting.

Quorum

A quorum is the minimum number of shares or (holders of shares) required to be present at the Special Meeting for it to be properly held under Infinera bylaws and the DGCL. The holders of record of a majority of the voting power of the Infinera Common Stock issued and outstanding and entitled to vote must be present in person or represented by proxy to constitute a quorum for the Special Meeting.

Required Vote

Except for the Adjournment Proposal, the vote required to approve each of the Proposals listed below assumes the presence of a quorum.

Proposal	Votes Required	Effects of Abstentions and Broker Non-Votes
The Merger Agreement Proposal	The affirmative vote of holders of a majority of the outstanding shares of Infinera Common Stock entitled to vote thereon.	Abstentions and broker non-votes will have the same effect as a vote AGAINST the proposal.
The Nonbinding Compensation Proposal	The affirmative vote of a majority of the voting power of the shares cast for or against this Proposal.	Abstentions and broker non-votes will have no effect.
The Adjournment Proposal	The affirmative vote of a majority of the voting power of the shares cast for or against this Proposal.	Abstentions and broker non-votes will have no effect.

Voting and Proxies

Any stockholder of record entitled to vote at the Special Meeting may vote in any of the following ways:

•	by proxy, by returning a signed and dated proxy card (a prepaid reply envelope is provided for your convenience);

•	by proxy, by granting a proxy electronically over the internet or by telephone (using the instructions found on the enclosed proxy card); or

•	by attending the Special Meeting and voting at the Special Meeting using the control number on the enclosed proxy card.

If you are a stockholder of record, you may change your vote or revoke your proxy at any time before it is voted at the Special Meeting by: (1) signing another proxy card with a later date and returning it prior to the Special Meeting; (2) submitting a new proxy electronically over the internet or by telephone after the date of the earlier submitted proxy; (3) delivering a written notice of revocation to Infinera’s Corporate Secretary; or (4) attending the Special Meeting and voting at the Special Meeting using the control number on the enclosed proxy card.

If you are a beneficial owner and hold your shares of Infinera Common Stock in “street name” through a bank, broker or other nominee, you will receive instructions from your bank, broker or other nominee that you must follow to submit your voting instructions and have your shares counted at the Special Meeting. Under applicable stock exchange rules, banks, brokers or other nominees have the discretion to vote on routine matters, but not on non-routine matters. The Proposals are all non-routine matters, and banks, brokers and other nominees cannot vote on the Proposals without your instructions. Therefore, it is important that you cast your vote or instruct your bank, broker or other nominee on how you wish to vote your shares of Infinera Common Stock.

If you hold your shares of Infinera Common Stock in “street name,” you should contact your bank, broker or other nominee for instructions regarding how to change your vote. You may also vote at the Special Meeting if you obtain a “legal proxy” from your bank, broker or other nominee giving you the right to vote your shares of Infinera Common Stock at the Special Meeting.

Interests of Infinera’s Directors and Executive Officers in the Merger

When considering the recommendation of the Infinera Board that you vote to approve the Merger Agreement Proposal, you should be aware that Infinera’s directors and executive officers may have interests in the Merger that are different from, or in addition to, your interests as a stockholder. In: (1) evaluating and negotiating the Merger Agreement; (2) approving the Merger Agreement and the Merger; and (3) recommending that the Merger be adopted by Infinera stockholders, the Infinera Board was aware of and considered these interests to the extent they existed at the time, among other matters. These interests include the following:

•

For Infinera’s executive officers, the treatment of their outstanding Infinera equity awards in the Merger as described in more detail in the section of this proxy statement/prospectus entitled “The Merger—Treatment of Equity Awards.”

•

For Infinera’s non-employee directors, the accelerated vesting, as of immediately prior to the Effective Time, of their Infinera Director RSUs, and other treatment of such awards in the Merger, as described in more detail in the section of this proxy statement/prospectus titled “The Merger—Treatment of Equity Awards.”

•	For Infinera’s executive officers, their rights to deemed satisfaction of certain performance criteria for Infinera PSUs in connection with the Merger.

•	For certain of Infinera’s executive officers, their continued employment by the Enlarged Company.

•

For Infinera’s executive officers, their rights to severance payments and benefits in the event of a qualifying termination of employment within a period from 3 months before to 18 months after the effective date of the Merger.

•	The continued indemnification and insurance coverage for Infinera’s directors and executive officers from the Surviving Corporation and Nokia under the terms of the Merger Agreement.

These interests are described in more detail in the section of this proxy statement/prospectus entitled “Interests of Infinera’s Directors and Executive Officers in the Merger.”

Voting Agreement

Simultaneously with the execution of the Merger Agreement, Oaktree Optical, in its capacity as a stockholder of Infinera, entered into the Voting Agreement. As of the Record Date, Oaktree Optical beneficially owned, in the aggregate, approximately 11 percent of the voting power of the outstanding shares of Infinera Common Stock outstanding as of the Record Date and entitled to vote at the Special Meeting.

Pursuant to the Voting Agreement, Oaktree Optical has agreed, among other things, to vote its shares of Infinera Common Stock: (1) in favor of the adoption of the Merger Agreement; and (2) in the manner specified in the Voting Agreement on certain other matters. However, the Voting Agreement terminates in certain circumstances, including upon termination of the Merger Agreement in accordance with its terms and following the Special Meeting. The Voting Agreement also contains certain restrictions on the transfer of shares of Infinera Common Stock held by Oaktree Optical, subject to certain exceptions.

Regulatory Approvals

Nokia, Merger Sub and Infinera intend to make all regulatory filings required for the completion of the transactions contemplated by the Merger Agreement as promptly as practicable or as otherwise specified in the Merger Agreement. Nokia and Infinera currently believe that the necessary regulatory approvals can be obtained in the first half of 2025; however, there can be no assurances that such approvals will be obtained in accordance with this timing or at all.

The completion of the Merger is subject to receipt of antitrust clearance in the United States, antitrust approval by the European Commission, and antitrust approvals in other non-U.S. jurisdictions. Nokia and Infinera are required to make certain additional regulatory filings and obtain approvals or authorizations in connection with certain foreign investment laws or other laws in the U.S. and other specified locations. These include, but are not limited to, filings with CFIUS, DCSA, and foreign investment authorities in certain other jurisdictions.

There can be no assurance that Nokia and Infinera will be able to obtain all required regulatory clearances and approvals in the timeframe required or at all. In addition, even if Nokia and Infinera obtain all required regulatory clearances and approvals, and the Merger Agreement Proposal is approved by Infinera’s stockholders, conditions may be placed on any such clearance or approval that could cause Nokia to abandon the Merger.

For more information relating to the regulatory approvals required for the completion of the Merger and the parties’ obligations with respect to such regulatory approvals, please see the section of this proxy statement/prospectus entitled “The Merger—Regulatory Approvals.”

Financing of the Merger

There is no financing condition to the Merger. Nokia expects to pay the cash portion of the Merger Consideration from its cash on hand.

Conditions to the Closing of the Merger

The respective obligations of Infinera, Nokia and Merger Sub to effect the Merger is subject to the satisfaction or waiver on or prior to the Effective Time of the following conditions:

•	the adoption of the Merger Agreement by the requisite vote of Infinera stockholders;

•

the absence of a law or order (whether temporary, preliminary or permanent) of any governmental entity of a competent jurisdiction preventing, materially enjoining, materially restraining or materially impairing the consummation of the Merger (such law or order, a “Restraint”);

•

receipt of certain required regulatory approvals, including the expiration or termination of all applicable waiting periods under antitrust laws, and the receipt of all requisite foreign investment laws regulatory approvals and the approval from the DCSA Approval;

•	the listing of Nokia ADSs on the NYSE and the listing of the Nokia Shares underlying the Nokia ADSs on the Nasdaq Helsinki Stock Exchange and Euronext Paris Stock Exchange; and

•	the effectiveness of certain required SEC filings.

The obligation of each of Nokia and Merger Sub to consummate the Merger are further subject to the satisfaction or waiver on or prior to the Effective Time of the following conditions:

•	the representations and warranties of Infinera being true and correct, generally as of the date on which the Merger Agreement was entered into and as of the Closing Date (or the earlier date as of which such representation or warranty was specifically made), subject to the materiality standards provided in the Merger Agreement;

•	Infinera having performed in all material respects all covenants and agreements in the Merger Agreement required to be performed and complied with by it at or prior to the Closing;

•	Nokia and Merger Sub having received a customary closing certificate from Infinera; and

•

No Company Material Adverse Effect (as defined in the section of this proxy statement/prospectus entitled “The Merger Agreement—Representations and Warranties”) having occurred after the date of the Merger Agreement that is continuing.

The obligation of Infinera to consummate the Merger is further subject to the satisfaction or waiver on or prior to the Effective Time of the following conditions:

•

the representations and warranties of Nokia and Merger Sub, set forth in the Merger Agreement being true and correct, generally as of the date the Merger Agreement was entered into and as of the Closing Date (or the earlier date as of which such representation or warranty was specifically made), subject to the materiality standards provided in the Merger Agreement;

•	Nokia and Merger Sub having performed in all material respects all covenants and agreements in the Merger Agreement required to be performed and complied with by them at or prior to the Closing; and

•	Infinera having received a customary closing certificate from Nokia and Merger Sub.

No Solicitation

From the date of the Merger Agreement until the earlier to occur of the termination of the Merger Agreement and the Effective Time (the “No Solicitation Period”), Infinera has agreed that it and its subsidiaries will not, and will cause their respective directors and officers not to, and will instruct their financial advisers not to, and not knowingly permit any of Infinera’s other representatives to, directly or indirectly:

•

solicit, initiate, propose or knowingly induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, any proposal or offer that constitutes or would reasonably be expected to lead to, any offer, proposal or indication of interest (other than by Nokia or Merger Sub or any of their affiliates) to engage in an Acquisition Transaction (an “Acquisition Proposal”);

•

furnish to any third person (other than Nokia, Merger Sub or any of their designees or representatives) any non-public information relating to Infinera or any of its subsidiaries or afford to any such third person access to the business, properties, assets, books, records or other non-public information, or to any personnel, of Infinera or any of its subsidiaries, in any such case to induce the making, submission or announcement of, or to knowingly encourage, facilitate or assist, an Acquisition Proposal or the making of any request for information or for a discussion for the purpose of evaluating the making of an alternative acquisition inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal;

•

participate or engage in discussions, correspondence or negotiations with any third person with respect to an Acquisition Proposal by such person (or the making of any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal by such person), in each case other than informing such persons of the existence of the non-solicitation provisions under the Merger Agreement, or to the extent necessary to clarify the terms of the Acquisition Proposal; or

•

enter into any binding or non-binding letter of intent, memorandum of understanding, merger agreement, acquisition agreement or any contract relating to an Acquisition Transaction, other than agreement with Infinera that is either: (1) in effect as of the execution and delivery of the Merger Agreement; or (2) executed, delivered and effective after the execution and delivery of the Merger Agreement, in either case, containing provisions that require any counterparty thereto (and any named representatives) that receives non-public information of, or with respect to, Infinera to keep such information confidential (such agreement, an “Acceptable Confidentiality Agreement”) (any such letter of intent, memorandum of understanding, merger agreement, acquisition agreement or Contract relating to an Acquisition Transaction, an “Alternative Acquisition Agreement”).

However, prior to the adoption of the Merger Agreement by the Infinera Stockholders, Infinera and the Infinera Board (or a committee thereof) may:

•	negotiate and enter into an Acceptable Confidentiality Agreement; and

•

directly or indirectly through one or more of Infinera’s representatives, participate or engage in discussions, correspondence or negotiations with, furnish any non-public information relating to Infinera or any of its subsidiaries to, or afford access to the business, properties, assets, books, records or other non-public information, or to any personnel, of Infinera or any of its subsidiaries (pursuant to an Acceptable Confidentiality Agreement) to any person that has made, renewed or delivered to Infinera a bona fide written Acquisition Proposal after the date of the Merger Agreement, and otherwise facilitate such Acquisition Proposal or assist such person (and its representatives and financing sources) with such Acquisition Proposal, in each case with respect to an Acquisition Proposal that: (1) was not the result of a breach of the applicable restrictions (other than a de minimis breach); and (2) the Infinera Board (or a committee thereof) has determined in good faith (after consultation with its financial adviser and outside legal counsel) that (a) such Acquisition Proposal either constitutes a bona fide written acquisition proposal for more than 50.1 percent of the voting power or consolidated assets of Infinera on terms that the Infinera Board (or a committee thereof) has determined in good faith (after consultation with its financial adviser and outside legal counsel) would be more favorable, from a financial point of view, to the Infinera stockholders than the transactions contemplated by the Merger Agreement (taking into account (i) those factors and matters deemed relevant in good faith by the Infinera Board (or a committee thereof) which factors will include the (x) identity of the person making the proposal; (y) likelihood of consummation of the transaction contemplated by the acquisition proposal; and (z) legal, financial (including the financing terms), regulatory, timing and other aspects of such acquisition proposal; and (ii) any binding proposal made by Nokia to amend or modify the terms and conditions of the Merger Agreement prior to the time of such determination) (a “Superior Proposal”) or would reasonably be expected to lead to a Superior Proposal, and (b) failure to take such actions would be inconsistent with its fiduciary duties under applicable Law.

Infinera is not entitled to terminate the Merger Agreement to enter into an agreement for a Superior Proposal unless it complies with certain procedures in the Merger Agreement, including engaging in good faith negotiations with Nokia during a specified period. If Infinera terminates the Merger Agreement in order to accept a Superior Proposal from a third party, it must pay a termination fee to Nokia. For more information, please see the section of this proxy statement/prospectus entitled “The Merger Agreement—No Solicitation.”

Changes in Recommendation of the Board of Directors of Infinera

The Infinera Board may not withdraw the Infinera Board Recommendation or take certain similar actions other than, under certain circumstances, if it (or a committee of the Infinera Board) determines in good faith (after consultation with its financial adviser and outside legal counsel) that failure to do so would be reasonably expected to be inconsistent with the Infinera Board’s fiduciary duties under applicable law.

Moreover, the Infinera Board cannot withdraw the Infinera Board Recommendation or take certain similar actions unless it complies with certain procedures in the Merger Agreement, including engaging in good faith negotiations with Nokia during a specified period. If Nokia or Infinera terminates the Merger Agreement under certain circumstances, including because the Infinera Board withdraws its recommendation that the Infinera stockholders adopt the Merger Agreement, then Infinera must pay to Nokia a termination fee. For more information, please see the section of this proxy statement/prospectus entitled “The Merger Agreement—Changes in Recommendation of the Board of Directors of Infinera.”

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the Effective Time (whether prior to or after the receipt of the approval of the Infinera stockholders):

•	by the mutual written agreement of Nokia and Infinera;

•	by either Nokia or Infinera, if:

•	any Restraint has become permanent, final and non-appealable;

•

subject to the terms of the Merger Agreement, the Merger has not been consummated by June 27, 2025, which may be automatically extended to December 27, 2025, in the event that all conditions to closing other than those conditions relating to receipt of required regulatory approvals and no prohibitive laws or injunctions have been satisfied (such date, as extended, the “Termination Date”);

•	the Special Meeting has been held and Infinera stockholders did not approve the Merger Agreement Proposal;

•	by Nokia, if:

•

Infinera has breached any of its representations or warranties, or failed to perform any of its covenants or agreements, under the Merger Agreement such that any of the applicable closing conditions for the benefit of Nokia and Merger Sub would not be satisfied and the breach or failure to perform is not cured within the requisite period (if applicable); or

•	prior to the Merger Agreement being adopted by Infinera stockholders, the Infinera Board has made an Infinera Board Recommendation Change;

•	by Infinera, if:

•

Nokia or Merger Sub has breached any of its representations or warranties, or failed to perform any of its covenants or agreements, under the Merger Agreement, such that any of the applicable closing conditions for the benefit of Infinera would not be satisfied and the breach or failure to perform is not cured within the requisite period (if applicable); or

•

prior to the Merger Agreement being adopted by Infinera stockholders, Infinera has received a Superior Proposal to acquire Infinera and substantially concurrently with the termination Infinera enters into such Alternative Acquisition Agreement and pays the termination fee described in the section of this proxy statement/prospectus entitled “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Termination Fees.”

Termination Fees

The Merger Agreement contains certain termination rights for Nokia and Infinera. Upon valid termination of the Merger Agreement under specified circumstances, Infinera must pay Nokia a termination fee of $65.0 million. Specifically, this termination fee will be payable by Infinera to Nokia if the Merger Agreement is terminated:

•

(1) (i) by Nokia or Infinera at any time prior to the Effective Time if the Special Meeting has been held and Infinera stockholders did not approve the Merger Agreement Proposal; or (ii) by Nokia if Infinera has breached any of its representations or warranties, or failed to perform any of its covenants or agreements, under the Merger Agreement such that any of the applicable closing conditions for the benefit of Nokia and Merger Sub would not be satisfied and the breach or failure to perform is not cured within the requisite period (if applicable); (2) certain conditions to closing have been satisfied or are capable of being satisfied and would be satisfied as if the date of termination was the Closing Date; (3) a written acquisition proposal for, generally speaking, a majority of Infinera Common Stock or Infinera’s assets has been publicly announced or disclosed and not publicly withdrawn or abandoned; and (4) within 12 months after such termination, an Acquisition Transaction is consummated or Infinera enters into a definitive agreement for the consummation of an Acquisition Transaction;

•	by Nokia, at any time prior to the Merger Agreement being adopted by Infinera stockholders, if an Infinera Board Recommendation Change has occurred; or

•

by Infinera in order to enter into a definitive agreement for a Superior Proposal, subject to compliance with certain procedures in the Merger Agreement, including engaging in good faith negotiations with Nokia during a specified period.

Upon valid termination of the Merger Agreement in certain circumstances, Nokia will be required to pay Infinera a termination fee of $130.0 million. Specifically, this termination fee is payable by Nokia to Infinera if the Merger Agreement is terminated as a result of the occurrence of either: (1) a final and non-appealable Restraint related to regulatory approvals; or (2) the expiration of the Termination Date at a time when a Restraint is in effect or the parties have not received required regulatory approvals.

Appraisal Rights

Infinera stockholders and beneficial owners of Infinera Common Stock are entitled, under certain circumstances, to seek appraisal of their shares in connection with the Merger under Delaware law. Pursuant to Section 262(d) of the DGCL, this proxy statement/prospectus serves as notice that record or beneficial owners of Infinera Common Stock may be entitled to appraisal rights under Section 262 in connection with the Merger. Under Section 262, if the Merger is consummated, Infinera stockholders (including beneficial owners of shares of Infinera Common Stock) will be entitled to seek appraisal of their shares of Infinera Common Stock if they: (1) do not vote in favor of the adoption of the Merger Agreement; (2) properly demand appraisal of their shares; (3) continuously hold of record or beneficially own their shares of Infinera Common Stock through the effective date of the Merger; (4) meet certain statutory requirements described in this proxy statement/prospectus; and (5) do not withdraw their demands or otherwise lose their rights to appraisal. This means that these persons will be entitled to have their shares of Infinera Common Stock appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of their shares of Infinera Common Stock, exclusive of any elements of value arising from the accomplishment or expectation of the Merger, together with (unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown or as otherwise provided in Section 262) interest, if any, on the amount determined by the Delaware Court of Chancery to be the fair value from the effective date of the Merger through the date of payment of the judgment at a rate of 5 percent over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date of payment of the judgment, compounded quarterly (except that, if at any time before the entry of judgment in the proceeding, the Surviving Corporation makes a voluntary cash payment to each person seeking appraisal, interest will accrue thereafter only upon the sum of: (1) the difference, if any, between the amount so paid and the fair value of the shares of Infinera Common Stock as determined by the Delaware Court of Chancery; and (2) interest accrued, unless paid at that time). The Surviving Corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment. Due to the complexity of the appraisal process, persons who wish to seek appraisal of their shares of Infinera Common Stock are encouraged to seek the advice of legal counsel with respect to the exercise of appraisal rights.

PERSONS CONSIDERING SEEKING APPRAISAL SHOULD BE AWARE THAT THE FAIR VALUE OF THEIR SHARES OF INFINERA COMMON STOCK AS DETERMINED PURSUANT TO SECTION 262 COULD BE MORE THAN, THE SAME AS OR LESS THAN THE VALUE OF THE CONSIDERATION THAT THEY WOULD RECEIVE PURSUANT TO THE MERGER AGREEMENT IF THEY DID NOT SEEK APPRAISAL OF THEIR SHARES OF INFINERA COMMON STOCK.

Only a stockholder of record or a beneficial owner of shares of Infinera Common Stock may submit a demand for appraisal. To exercise appraisal rights, such person must: (1) deliver a written demand for appraisal of such person’s shares to Infinera before the vote is taken on the Merger Agreement Proposal; (2) not vote, in person or by proxy, in favor of the Merger Agreement Proposal or consent thereto in writing; (3) continuously hold of record or beneficially own such person’s shares through the effective date of the Merger; (4) otherwise comply with the procedures for exercising appraisal rights under the DGCL; and (5) not withdraw such person’s demand or otherwise lose such person’s right to appraisal. The failure to follow the procedures specified under the DGCL may result in the loss of appraisal rights. In addition, the Delaware Court of Chancery will dismiss appraisal proceedings in respect of Infinera Common Stock unless certain conditions are satisfied by the persons seeking appraisal, as described further below. The requirements under Section 262 for exercising appraisal rights are described in further detail in this proxy statement/prospectus, which description is qualified in its entirety by Section 262. You may find an electronic copy of Section 262 at the following website, accessible without subscription or cost, which copy is incorporated in this proxy statement/prospectus by reference: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. In the event of any inconsistency between the information contained in this summary, this proxy statement/prospectus or any of the documents incorporated by reference and the actual text of Section 262, the actual text of Section 262 controls. All references in Section 262 and in this summary to a “stockholder” mean a holder of record of stock, unless otherwise expressly noted. All references in Section 262 and in this summary to a “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person, unless otherwise expressly noted. All references in Section 262 and in this summary to a “person” mean any individual, corporation, partnership, unincorporated association or other entity.

For more information, please see the section of this proxy statement/prospectus entitled “The Merger Agreement—Appraisal Rights.”

Accounting Treatment of the Merger

Nokia and Infinera prepare their respective financial statements in accordance with IFRS and GAAP, respectively. The Merger will be accounted for using the acquisition method of accounting, and Nokia will be identified as the accounting acquirer. In identifying Nokia as the acquiring entity for accounting purposes, it was determined that the Merger will result in Nokia obtaining control over Infinera. In addition, Nokia and Infinera took into account a number of other factors as of the date of this proxy statement/prospectus, including the fact that Nokia transfers cash or issues equity interests to effect the Merger, the significantly larger relative size of Nokia compared to Infinera, the terms of the Merger whereby Nokia pays a premium over the pre-Merger value of Infinera, the estimate of the relative voting rights of all equity instruments in the Surviving Corporation and the expected corporate governance structure of the Surviving Corporation. No single factor was the sole determinant in the overall conclusion that Nokia is the acquirer for accounting purposes; rather, all factors were considered in arriving at such conclusion.

Certain Tax Considerations

Infinera stockholders should read the section of this proxy statement/prospectus entitled “U.S. Federal Income Tax Consequences for U.S. Holders of Infinera Common Stock” for a discussion of the U.S. federal income tax consequences of the Merger for U.S. Holders (as defined therein), and the section of this proxy statement/prospectus entitled “Finnish Tax Considerations” for a discussion of Finnish tax considerations related to the Merger and holding Nokia ADSs. Because individual circumstances may differ, each Infinera stockholder should consult his, her or its own tax adviser as to the tax consequences of the Merger and of holding Nokia ADSs.

Comparison of Stockholders’/Shareholders’ Rights

Upon completion of the Merger, Infinera stockholders immediately prior to the Effective Time will receive Nokia ADSs and become Nokia shareholders, and their rights will be governed by applicable Finnish law, the Nokia Articles, and with regard to the Nokia ADSs, the relevant depositary agreements, as applicable. Infinera stockholders will have different rights once they become shareholders of the Enlarged Company due to differences between Delaware law and the governing documents of Infinera, on the one hand, and Finnish law and the governing documents of Nokia (and with regard to the Nokia ADSs, the relevant depositary agreements, as applicable), on the other hand. These differences are described in more detail in the section of this proxy statement/prospectus entitled “Comparison of Stockholders’/Shareholders’ Rights.”

Listing of Nokia ADSs; Delisting and Deregistration of Infinera Common Stock

If the Merger is completed, the Nokia ADSs delivered in connection with the Merger will be listed for trading on the NYSE. In addition, if the Merger is completed, Infinera Common Stock will be delisted from Nasdaq and deregistered under the Exchange Act.

Effect on Infinera if the Merger is Not Completed

If the Merger is not completed for any reason, Infinera stockholders will not receive or be entitled to any payment for their shares of Infinera Common Stock in connection with the Merger. Instead:

•	Infinera will remain an independent public company;

•	Infinera Common Stock will continue to be listed and traded on Nasdaq and registered under the Exchange Act; and

•	Infinera will continue to file periodic reports with the SEC.

Summary of Risk Factors

In evaluating the Merger Agreement, the Merger or the receipt of Nokia Shares in the Merger, you should carefully read this proxy statement/prospectus and give special consideration to the factors discussed in the section of this proxy statement/prospectus entitled “Risk Factors.”

COMPARATIVE PER SHARE MARKET PRICE INFORMATION

Nokia ADSs trade on the NYSE under the ticker symbol “NOK” and shares of Infinera Common Stock trade on Nasdaq under the ticker symbol “INFN.”

The table below sets forth the closing price per Nokia ADS on the NYSE and per share of Infinera Common Stock on Nasdaq on June 26, 2024, the date preceding public announcement of the Merger, and on July 19, 2024, the latest practicable date before the date of this proxy statement/prospectus, and the equivalent price per share of Infinera Common Stock (as determined by multiplying the closing price per share of Nokia ADSs by the exchange ratio of 1.7896) on each such date.

Date	Nokia ADS closing price per share	Infinera Common Stock closing price per share	Equivalent value of Merger Consideration per share of Infinera Common Stock (Cash Consideration)	Equivalent value of Merger Consideration per share of Infinera Common Stock (Share Consideration)	Equivalent value of Merger Consideration per share of Infinera Common Stock (Mixed Consideration)
June 26, 2024	$3.67	$5.18	$6.65	$6.57	$6.63
July 19, 2024	$3.65	$5.99	$6.65	$6.53	$6.61

The market prices of Nokia ADSs and Infinera Common Stock have fluctuated since the date of the announcement of the Merger Agreement and will continue to fluctuate from the date of this proxy statement/prospectus to the date of the Special Meeting, to the date that the Merger is completed, and thereafter. For more information, please see the section of this proxy statement/prospectus entitled “Risk Factors— Because the exchange ratio is fixed and will not be adjusted in the event of any change in either Nokia’s ADS price or Infinera’s stock price, Infinera stockholders cannot be certain of the precise value of the consideration that they may receive in the Merger.” Nokia and Infinera encourage you to obtain current quotes for the Nokia ADSs and the Infinera Common Stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus, and the documents to which Nokia and Infinera refer you to in this proxy statement/prospectus, include certain “forward-looking statements” within the meaning of, and subject to the safe harbor created by, Section 27A of the Securities Act, Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally include statements regarding: (1) the transaction between Nokia and Infinera, including any statements regarding the expected timing to complete the Merger; (2) considerations taken into account by the Infinera Board in approving the Merger; (3) the ability of each party to complete the Merger; (4) the expected benefits of the Merger (including, but not limited to, anticipated synergies, anticipated benefits or accretions to Nokia’s comparable operating profit, comparable basic and diluted earnings per share and return on invested capital; please see the section of this proxy statement/prospectus entitled “The Merger—Nokia’s Reasons for the Merger” for more information); (5) the value of the Merger to Infinera stockholders; (6) expectations for Infinera following the closing of the Merger or termination of the Merger Agreement; and (7) any other statements regarding Nokia’s or Infinera’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipates,” “intends,” “plans,” “believes,” “projects,” “estimates,” “expects,” “may,” “should,” “will,” “potential,” “targets,” “contemplates,” “might,” “could,” “ongoing” and similar expressions. All such forward-looking statements are based on current expectations of Nokia’s and Infinera’s management, as applicable, and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Statements included in or incorporated by reference into this proxy statement/prospectus that are not historical facts are forward-looking statements. Nokia and Infinera caution investors that any forward-looking statements are subject to risks and uncertainties that may cause actual results and future trends to differ materially from those matters expressed in, or implied or projected by, such forward-looking statements, which speak only as of the date of this proxy statement/prospectus. Investors are cautioned not to place undue reliance on these forward-looking statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include, among other things:

•

the possibility that the conditions to the closing of the Merger are not satisfied (or waived), including the risk that required approval from the Infinera stockholders for the Merger or required regulatory approvals to consummate the Merger are not obtained, on a timely basis or at all;

•

the market price for Nokia ADSs and Nokia Shares could change before the completion of the Merger, including as a result of uncertainty as to the long-term value of Nokia ADSs and Nokia Shares following the Merger or as a result of broader stock market movements;

•	certain restrictions during the pendency of the Merger that may impact the ability of Nokia and Infinera to pursue certain business opportunities or strategic transactions;

•	uncertainties related to the timing of the receipt of required regulatory approvals for the Merger;

•

the risk that the Merger and any announcement relating to the Merger could have an adverse effect on the ability of Nokia and Infinera, as applicable to retain and hire key personnel or maintain relationships with customers, clients, suppliers or strategic partners, or on Nokia’s or Infinera’s operating results and businesses generally;

•	the restraints on Infinera’s ability to solicit other acquisition proposals from third parties during the pendency of the Merger;

•	risks that the Merger and the transactions contemplated by the Merger Agreement could disrupt current plans and operations in a manner that may harm Nokia’s or Infinera’s respective businesses;

•

the occurrence of any change, event, series of events or circumstances that could give rise to the right to terminate the Merger Agreement, including in circumstances requiring Nokia or Infinera to pay a termination fee;

•	the nature, cost and outcome of any legal proceedings that may be instituted against Nokia or Infinera, or its respective directors or officers, relating to the Merger;

•

global economic volatility, macroeconomic political, legislative, and regulatory developments, geopolitical conflict or competitive pressures, or changes in such conditions, negatively affecting Nokia’s or Infinera’s markets, customers, business, operations or financial performance;

•	the amount of any costs, fees, expenses, impairments and charges incurred by Nokia and Infinera related to the Merger;

•

the market price for Infinera Common Stock may fluctuate during the pendency of the Merger and may decline significantly if the Merger is not completed on the terms reflected in the Merger Agreement, or at all;

•

the reality that Infinera will forgo the opportunity to realize the potential long-term value of the successful execution of Infinera’s current strategy as an independent company if the Merger is completed;

•

difficulties and delays in integrating the businesses, systems and processes of Nokia and Infinera following completion of the Merger or fully realizing the anticipated synergies and other benefits expected from the Merger;

•	risks related to the diversion of the attention and time of Nokia’s and Infinera’s respective management teams from ongoing business concerns;

•	Infinera’s unknown liabilities;

•

infringement of Nokia’s or Infinera’s intellectual property rights by others (including for replication and sale of consumables for use in Nokia’s systems), or infringement of others’ intellectual property rights by Nokia or Infinera;

•	potential cyber-attacks against, or other breaches to, Nokia’s or Infinera’s information technologies systems;

•	the impact of tax regulations on Nokia’s or Infinera’s financial condition and results of operations;

•	Nokia’s expectations regarding its share repurchases;

•	the factors set forth under the heading “Risk Factors” of the Nokia Annual Report, and in subsequent filings by Nokia with the SEC;

•	the factors set forth in the section of this proxy statement/prospectus entitled “Risk Factors—Risks Relating to Infinera’s Business,” and in subsequent filings by Infinera with the SEC.

Nokia and Infinera caution that the foregoing list of important factors is not exhaustive and other factors could also adversely affect the completion of the Merger and related transactions and the future results of Nokia, Infinera and the Enlarged Company. The forward-looking statements speak only as of the date of this proxy statement/prospectus, in the case of forward-looking statements contained in this proxy statement/prospectus, or the dates of the documents incorporated by reference into this proxy statement/prospectus, in the case of forward-looking statements made in those incorporated documents. Readers are cautioned not to place undue reliance on forward-looking statements. Nothing in this proxy statement/prospectus should be construed as a profit forecast.

For more information about these and other risks, contingencies and uncertainties applicable to Nokia and Infinera, please see the section of this proxy statement/prospectus entitled “Risk Factors” and Nokia’s other filings with the SEC incorporated by reference into this proxy statement/prospectus. For more information, please also see the section of this proxy statement/prospectus entitled “Where You Can Find More Information” for more information about the SEC filings incorporated by reference into this proxy statement/prospectus.

All subsequent written or oral forward-looking statements concerning the Merger or other matters addressed in this proxy statement/prospectus and attributable to Nokia or Infinera or any person acting on its or their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except as may be required by law, neither Nokia nor Infinera is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Nokia and Infinera and their respective directors, employees, agents and advisers do not accept or assume responsibility to any other person to whom this proxy statement/prospectus is shown or into whose hands it may come and any such responsibility or liability is expressly disclaimed.

RISK FACTORS

Summary of Risk Factors

The following constitutes a summary of the material risks relevant to the Merger, the Enlarged Company after the Merger, and each of Nokia’s and Infinera’s respective businesses:

Risks Relating to the Merger

•

Because the exchange ratios provided in the Merger Agreement are fixed and will not be adjusted, Infinera stockholders cannot be certain of the precise value of the consideration in the form of Nokia ADSs that they may receive in the Merger.

•	The Merger may not be completed and the Merger Agreement may be terminated in accordance with its terms.

•

Regulatory approvals may not be received, may take longer than expected, or may impose conditions that are not presently anticipated or that could have an adverse effect on Nokia or Infinera following the Merger.

•	The Merger and related uncertainty may cause customers and other partners to delay or defer commercial decisions.

•	Failure to attract, motivate and retain executives and other key employees could harm the business.

•	Failure to complete the Merger could negatively impact the future business and financial results of Infinera and the trading prices of the Infinera Common Stock.

•	Infinera directors and executive officers have interests and arrangements that may be different from, or in addition to, the interests of Infinera stockholders generally.

•	The Merger Agreement contains provisions that could discourage a potential competing acquirer that might be willing to pay more to acquire or merge with Infinera.

•	The Nokia Shares to be received in the form of Nokia ADSs by Infinera stockholders electing Nokia ADSs as a result of the Merger will have rights different from the Infinera Common Stock.

Risks Relating to the Enlarged Company after the Completion of the Merger

•

Combining the businesses of Nokia and Infinera may be more difficult, costly or time-consuming than expected and the Enlarged Company may fail to realize the anticipated benefits of the Merger, which may negatively affect the market price of the Nokia ADSs following the Merger.

•	The failure to integrate successfully the businesses and operations of Nokia and Infinera in the expected time frame may adversely affect the Enlarged Company’s future results.

•

The Enlarged Company may not be able to retain customers or suppliers, or attract new customers, or existing customers or suppliers may seek to modify contractual obligations with the Enlarged Company, any of which could have an adverse effect on the Enlarged Company’s business and operations.

•	Current Nokia shareholders will have a reduced ownership and voting interest after the Merger and will exercise less influence over the management of the Enlarged Company.

•

There may be less publicly available information concerning, and alternate governance practices for, Nokia, as a foreign private issuer, than there are for issuers that are not foreign private issuers (such as Infinera).

•	It may be difficult to enforce a U.S. judgment against the Enlarged Company and its officers and directors in Finland or the United States, or to serve process on its officers and directors.

•

If a U.S. person is treated as owning at least 10 percent of Nokia’s stock (including stock owned directly, through ADSs or otherwise), such holder may be subject to adverse U.S. federal income tax consequences.

Risks Relating to Infinera’s Business

•	Infinera’s quarterly results may vary significantly from period to period.

•	Infinera’s ability to increase its revenue will depend upon continued demand growth for additional network capacity and on the level and timing of customer capital spending.

•	Any delays in the development, introduction or acceptance of Infinera’s new products or in releasing enhancements to its existing products may harm its business.

•	Aggressive business tactics by Infinera’s competitors and new entrants may harm its business.

•	The markets in which Infinera competes are highly competitive and it may be unable to compete effectively.

•	Supply chain and logistics issues could harm its business and operating results.

•	Infinera is dependent on a small number of key customers for a significant portion of its revenue.

•	Product performance problems, deployment delays and product security vulnerabilities could harm Infinera’s business and reputation.

Risks Relating to Financial and Macroeconomic Factors Affecting Infinera

•	Infinera may be unable to generate the cash flow necessary to make anticipated capital expenditures, service its debt or grow its business.

•	Unfavorable macroeconomic and market conditions may adversely affect Infinera’s industry, business and financial results.

•	Inflation may adversely affect Infinera by increasing costs beyond what Infinera can recover through price increases.

•	If Infinera needs additional capital, it may not be available to Infinera on favorable terms, or at all.

Risks Relating to Legal and Regulatory Factors Affecting Infinera

•	If Infinera fails to protect its intellectual property rights, Infinera’s competitive position could be harmed, or Infinera could incur significant expense to enforce its rights.

•	Security incidents could compromise Infinera’s intellectual property and proprietary or confidential information and cause significant damage to Infinera’s business and reputation.

•

Infinera is subject to various governmental export control, trade sanctions, and import laws and regulations that could impair its ability to compete in international markets or subject it to liability.

General Infinera Risk Factors

•	Events that are outside Infinera’s control could harm its operations.

•	The trading price of Infinera Common Stock has been volatile and may be volatile in the future.

•

Anti-takeover provisions in the Infinera Certificate, Infinera Bylaws and Delaware law could discourage, delay or prevent a change in control of Infinera and may affect the trading price of Infinera Common Stock.

•

The Infinera Bylaws designate the Court of Chancery of the State of Delaware and the federal district courts of the U.S. as the exclusive forums for substantially all disputes between Infinera and its stockholders, which will restrict Infinera’s stockholders’ ability to choose the judicial forum for disputes with Infinera or its directors, officers or employees.

Risks relating to the business of Nokia are described in the Nokia Annual Report, as specifically incorporated by reference in this proxy statement/prospectus.

In deciding whether to vote for the adoption of the Merger Agreement, Infinera stockholders are urged to carefully read and consider all of the information included in this proxy statement/prospectus, including the matters addressed in the section of this proxy statement/prospectus entitled “Cautionary Statements Regarding Forward-Looking Statements,” all of the information incorporated in this proxy statement/prospectus by reference as described in the section of this proxy statement/prospectus entitled “Where You Can Find More Information,” including the risks associated with the business of Nokia, and the following material risks relating to the Merger and the business of the Enlarged Company.

Risks Relating to the Merger

Because the exchange ratios provided in the Merger Agreement are fixed and will not be adjusted, Infinera stockholders cannot be certain of the precise value of the consideration in the form of Nokia ADSs that they may receive in the Merger.

Subject to the terms of the Merger Agreement, at the Effective Time each share of Infinera Common Stock that is issued and outstanding as of immediately prior to the Effective Time will be automatically canceled, extinguished and converted into, at the election of the holder, the right to receive the following consideration, subject to proration in accordance with the Merger Agreement: (1) the Cash Consideration; (2) the Share Consideration or (3) the Mixed Consideration.

The Nokia Shares will be delivered in the form of Nokia ADSs, with each Nokia ADS representing the right to one Nokia Share. The election right for holders of Infinera Common Stock with respect to the Mixed Consideration and the Share Consideration will be subject to proration pursuant to the terms of the Merger Agreement and described in this proxy statement/prospectus. Whether an Infinera stockholder receives their elected Merger Consideration will depend on the election of other Infinera stockholders and the proration mechanism. As a result of the proration mechanism in the Merger Agreement, depending on the elections made by all Infinera stockholders, you may not receive the exact form of Merger Consideration that you elect. In the Merger: (1) no more than 30 percent of the aggregate Merger Consideration will be paid in the form of Nokia Shares and (2) at least 70 percent of the aggregate Merger Consideration will be paid in cash. The Merger Consideration is also subject to adjustments for any stock splits, stock dividend, reorganization or similar recapitalization with respect to Infinera Common Stock or Nokia Shares. The maximum number of Nokia Shares that Nokia is obligated to issue in the Merger is equal to Maximum Stock Amount. For more information, please see the section of this proxy statement/prospectus entitled “The Merger Agreement—Proration of Merger Consideration.” Accordingly, some of the Merger Consideration an Infinera stockholder receives may differ from the type of consideration selected and such difference may be significant, and there is no assurance that an Infinera stockholder that has made a valid election will receive the form of consideration elected with respect to the shares of Infinera Common Stock held by such stockholder.

The Mixed Consideration Exchange Ratio and the Share Consideration Exchange Ratio each are fixed and will not be adjusted for changes in the market price of either Nokia ADSs or shares of Infinera Common Stock. Because the exchange ratios are fixed, the market value of the Nokia ADSs issued to Infinera stockholders will fluctuate and, as a result, could be greater than, less than or the same as the value of the Nokia ADSs on the date of this proxy statement/prospectus.

It is impossible to accurately predict the market price of Nokia ADSs at the completion of the Merger and, therefore, impossible to accurately predict the market value of Nokia ADSs that Infinera stockholders will receive as a portion of the Merger Consideration in the Merger. Stock price changes may result from a variety of factors, including, among others, general market and economic conditions; changes in Nokia’s or Infinera’s respective businesses, operations or prospects; legislative and regulatory developments in the industries that Nokia and Infinera operate; general market, industry and economic conditions; potential shareholder litigation relating to the Merger or otherwise relating to Nokia or to Infinera; market assessments of the likelihood that the Merger will be completed; interest rates and other factors generally affecting the respective prices of Nokia ADSs and shares of Infinera Common Stock; and the timing of the Merger and receipt of required regulatory approvals.

Many of these factors are beyond the control of Nokia or Infinera, and Infinera is not permitted to terminate the Merger Agreement solely due to a decline in the market price of Infinera Common Stock or Nokia ADSs. You are urged to obtain current market quotations for Nokia ADSs and shares of Infinera Common Stock in determining whether to vote for the Merger Agreement Proposal and whether to make a Share Election or Mixed Election. In addition, please see the section of this proxy statement/prospectus entitled “Comparative Per Share Market Price Information.”

The market price of Nokia ADSs will continue to fluctuate after the Merger.

Upon completion of the Merger, Infinera stockholders who make a Share Election or a Mixed Election will become holders of Nokia ADSs. Each Nokia ADS represents the right to one Nokia Share. The market price of the Nokia ADSs and the Nokia Shares underlying the Nokia ADSs will continue to fluctuate, potentially significantly, following the completion of the Merger, including for the reasons described above. As a result, former Infinera stockholders could lose some or all of the value of their investment in Infinera Common Stock. In addition, any significant price or volume fluctuations in the stock market generally could have a material adverse effect on the market for, or the liquidity of, the Nokia ADSs (or the Nokia Shares) received in the Merger, regardless of the Enlarged Company’s actual operating performance.

The Merger may not be completed and the Merger Agreement may be terminated in accordance with its terms.

The Merger is subject to a number of conditions that must be satisfied or waived prior to the completion of the Merger, as specified in the Merger Agreement. These conditions are described in the section of this proxy statement/prospectus entitled “The Merger Agreement—Conditions to the Closing of the Merger.” These conditions to the completion of the Merger, some of which are beyond the control of Nokia and Infinera, may not be satisfied or waived in a timely manner or at all, and, accordingly, the Merger may be delayed or not completed.

Additionally, either Nokia or Infinera may terminate the Merger Agreement under certain circumstances, including, among other reasons, if the parties fail to secure the regulatory approvals required to consummate the Merger. These termination rights are described in the section of this proxy statement/prospectus entitled “The Merger Agreement—Termination of the Merger Agreement.” If the Merger Agreement is terminated under certain circumstances, Infinera may be required to pay Nokia a termination fee of $65.0 million, or Nokia may be required to pay Infinera a termination fee of $130.0 million.

For additional information on the termination fees, please see the section of this proxy statement/prospectus entitled “The Merger Agreement—Termination Fees.”

Failure to complete the Merger could negatively impact the future business and financial results of Infinera and the trading prices of the Infinera Common Stock.

If the Merger is not completed for any reason, including because the Infinera stockholders fail to approve the Merger Agreement Proposal, the ongoing business of Infinera may be adversely affected and, without realizing any of the expected benefits of having completed the Merger, Infinera would be subject to a number of risks, including the following:

•	Infinera may experience negative reactions from the financial markets, including negative impacts on its stock price;

•	Infinera may experience negative reactions from its customers, partners, suppliers, other business partners and employees;

•	Infinera will be required to pay its costs relating to the Merger, such as legal, accounting, financial advisory costs and associated fees and expenses;

•

there may be disruptions to Infinera’s business resulting from the announcement and pendency of the Merger, and any adverse changes in Infinera’s relationships with its customers, partners, suppliers, other business partners and employees may continue or intensify; and

•

Infinera will have committed substantial time and resources to matters relating to the Merger (including integration planning), which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to Infinera as an independent company.

Infinera stockholders who elect to receive Nokia ADSs in the Merger will have rights as Nokia shareholders that differ from their current rights as Infinera stockholders.

Upon completion of the Merger, Infinera stockholders who make a Share Election or a Mixed Election will no longer be stockholders of Infinera and will instead become holders of Nokia ADSs representing the right to one Nokia Share per Nokia ADS, and such Nokia Shares will be governed by the Nokia Articles. Holders of Nokia ADSs are not direct shareholders of Nokia, and their rights and obligations are governed by the Deposit Agreement for the Nokia ADSs. There are differences in the rights of Nokia shareholders under the Nokia Articles and the Deposit Agreement as compared to the rights of Infinera stockholders under the Infinera Certificate and the Infinera Bylaws. For more information, please see the section of this proxy statement/prospectus entitled “Comparison of Stockholders’/Shareholders’ Rights.”

Until the completion of the Merger or the termination of the Merger Agreement in accordance with its terms, Infinera is prohibited from entering into certain transactions and taking certain actions that might otherwise be beneficial to Infinera and its stockholders.

From and after the date of the Merger Agreement and prior to the Effective Time, the Merger Agreement restricts Infinera from taking specified actions without the consent of Nokia and requires that the business of Infinera and its subsidiaries be conducted in the ordinary course. These restrictions may prevent Infinera from taking actions during the pendency of the Merger that would have been beneficial. Adverse effects arising from these restrictions during the pendency of the Merger could be exacerbated by any delays in consummation of the Merger or termination of the Merger Agreement. For more information, please see the section of this proxy statement/prospectus entitled “The Merger Agreement—Certain Covenants of Infinera—Conduct of Business Pending the Merger.”

Delays in obtaining required regulatory approvals and satisfying closing conditions may cause the Enlarged Company to not realize all of the benefits of the Merger.

The Merger is subject to a number of conditions to closing as specified in the Merger Agreement. There can be no assurance as to when these conditions will be satisfied or waived, if at all, or that other events will not intervene to delay or result in the failure to complete the transaction. Any delay in completing the Merger could cause the Enlarged Company not to realize, or to be delayed in realizing, some or all of the benefits that Nokia expects to achieve if the Merger is successfully completed within its expected time frame. For more information, please see the section of this proxy statement/prospectus entitled “The Merger Agreement—Conditions to the Closing of the Merger.”

Regulatory approvals may not be received, may take longer than expected, or may impose conditions that are not presently anticipated or that could have an adverse effect on Nokia or Infinera following the Merger.

Before the Merger may be completed, various approvals, consents and non-actions must be obtained, including receipt of antitrust clearance in the United States, antitrust approval by the European Commission, and antitrust approvals in other jurisdictions. Nokia and Infinera are required to make certain additional regulatory filings and obtain approvals or authorizations in connection with certain foreign investment laws or other laws in the U.S. and other specified locations, including, but not limited to, filings with CFIUS, DCSA, and foreign investment authorities in certain non-U.S. jurisdictions and other applicable regulatory authorities. In determining whether to grant these approvals, the regulators consider a variety of factors, including the regulatory standing of each party and the factors described in the section of this proxy statement/prospectus entitled “The Mergers—Regulatory Approvals.” These approvals could be delayed or not obtained at all, including due to any or all of the following: an adverse development in either party’s regulatory standing, or any other factors considered by regulators in granting such approvals; governmental, political or community group inquiries, investigations or opposition; changes in legislation; or adverse developments in the political environment.

Even if those approvals are granted, they may impose terms and conditions, limitations, obligations or costs, or place restrictions on the conduct of Nokia’s business following the Merger or require changes to the terms of the transactions contemplated by the Merger Agreement, including requiring the parties to license or hold separate assets or terminate existing relationships and contractual rights or impose limitations or restrictions on, or prohibit, investments by certain investors (including, but not limited to, the imposition of limits on purchasing Nokia’s ADSs or shares, limits on Nokia’s ability to share information with such investors, governance modifications, or forced divestiture, among other things). Any such terms and conditions, limitations, obligations or restrictions could delay the completion of the transactions contemplated by the Merger Agreement, result in additional material costs on or materially limit the revenues of Nokia following the Merger or otherwise reduce the anticipated benefits of the Merger or even result in the abandonment of the Merger. Additionally, the completion of the Merger is conditioned on the absence of certain orders, injunctions or decrees by any governmental entity of competent jurisdiction that would prohibit or make illegal the completion of any of the transactions contemplated by the Merger Agreement.

The Merger, and uncertainty regarding the Merger, may cause customers, partners, suppliers or other business partners to delay or defer decisions concerning Nokia and/or Infinera, which could adversely affect each company’s ability to effectively manage its respective businesses.

The Merger will happen only if the conditions to closing are met. Many of the conditions are outside the control of Nokia and/or Infinera, and both parties also have certain rights to terminate the Merger Agreement. Accordingly, there may be uncertainty regarding the completion of the Merger. This uncertainty is causing and may continue to cause customers, partners, suppliers or other business partners to delay or defer entering into contracts with Infinera or making other decisions concerning Nokia and/or Infinera, or seek to change or cancel existing business relationships with Nokia and/or Infinera, any of which could negatively affect Nokia’s and Infinera’s respective businesses. Any delay or deferral of those decisions or changes in existing agreements could have a material adverse effect on the respective businesses of Nokia and Infinera, regardless of whether the Merger is ultimately completed.

Failure to attract, motivate and retain executives and other key employees could diminish the anticipated benefits of the Merger.

The success of the Merger will depend in part on the retention of personnel critical to the business and operations of the Enlarged Company due to, for example, their technical skills or management expertise. Competition for qualified personnel can be intense.

Current and prospective employees of Nokia and Infinera may experience uncertainty about their future role with the Enlarged Company until strategies with regard to these employees are announced or executed, which may impair Nokia’s and Infinera’s ability to attract, retain and motivate key management, technical, business development, operational and customer-facing employees and other personnel prior to and following the Merger. If Nokia and Infinera are unable to retain personnel, Nokia and Infinera could face disruptions in their respective operations, loss of existing customers, loss of key information, expertise or know-how, and unanticipated additional recruitment and training costs. In addition, the loss of key personnel could diminish the anticipated benefits of the Merger.

If key employees of Nokia or Infinera depart, the integration of the companies may be more difficult and the Enlarged Company’s business following the Merger may be harmed. Furthermore, the Enlarged Company may have to incur significant costs in identifying, hiring and retaining replacements for departing employees and may lose significant expertise and talent relating to the business of each of Nokia and Infinera, and the Enlarged Company’s ability to realize the anticipated benefits of the Merger may be adversely affected. In addition, there could be disruptions to or distractions for the workforce and management associated with activities of labor unions or integrating employees into the Enlarged Company. Accordingly, no assurance can be given that the Enlarged Company will be able to attract or retain key employees of Nokia and Infinera to the same extent that those companies have been able to attract or retain their own employees in the past.

Infinera’s directors and executive officers have interests and arrangements that may be different from, or in addition to, the interests of Infinera stockholders generally.

When considering the recommendation of the Infinera Board that you vote to approve the Merger Agreement Proposal, Infinera stockholders should be aware that Infinera’s directors and executive officers may have interests in the Merger that are different from, or in addition to, those of Infinera stockholders. In: (1) evaluating and negotiating the Merger Agreement; (2) approving the Merger Agreement and Merger; and (3) recommending that the Merger be adopted by Infinera stockholders, the Infinera Board was aware of and considered these interests to the extent they existed at the time, among other matters. These interests include: (a) for Infinera’s executive officers, the treatment of their outstanding Infinera equity awards in the Merger as described in more detail in the section of this proxy statement/prospectus entitled “The Merger—Treatment of Equity Awards;” for Infinera’s non-employee directors, the accelerated vesting, as of immediately prior to the Effective Time, of their Infinera Director RSUs, and other treatment of such awards in the Merger, as described in more detail in the section of this proxy statement/prospectus entitled “The Merger—Treatment of Equity Awards;” for Infinera’s executive officers, their rights to deemed satisfaction of certain performance criteria for Infinera PSUs in connection with the Merger; for certain of Infinera’s executive officers, their continued

employment by the Enlarged Company; for Infinera’s executive officers, their rights to severance payments and benefits in the event of a qualifying termination of employment within a period of 3 months before to 18 months after the effective date of the Merger; and the continued indemnification and insurance coverage for Infinera’s directors and executive officers from the Surviving Corporation and Nokia under the terms of the Merger Agreement. These interests are described in more detail in the section of this proxy statement/prospectus entitled “Interests of Infinera’s Directors and Executive Officers in the Merger.”

Nokia or Infinera may waive one or more of the closing conditions without re-soliciting stockholder approval.

To the extent permitted by law, Nokia or Infinera may determine to waive, in whole or part, one or more of the conditions of its obligations to consummate the Merger. Nokia and Infinera currently expect to evaluate the materiality of any waiver and its effect on Infinera stockholders in light of the facts and circumstances at the time to determine whether any amendment of this proxy statement/prospectus or any re-solicitation of proxies or voting instruction forms is required in light of such waiver. Any determination whether to waive any condition to the Merger or as to re-soliciting stockholder approval or amending this proxy statement/prospectus as a result of a waiver will be made by Nokia or Infinera, as applicable, at the time of such waiver based on the facts and circumstances as they exist at that time.

The Merger Agreement contains provisions that could discourage a potential competing acquirer that might be willing to pay more to acquire or merge with Infinera.

The Merger Agreement contains “no shop” provisions that restrict Infinera’s ability to, among other things (each as described under the section of this proxy statement/prospectus entitled “The Merger Agreement—No Solicitation”) solicit, initiate, propose or knowingly induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, any proposal or offer that constitutes or would reasonably be expected to lead to, an Acquisition Proposal. The Merger Agreement further provides that Infinera must pay Nokia a termination fee of $65.0 million if: (1) the Merger Agreement is terminated; and (2) within 12 months after such termination, an Acquisition Transaction is consummated or Infinera enters into a definitive agreement for an Acquisition Transaction. For more information, please see the section of this proxy statement/prospectus entitled “The Merger Agreement—Termination Fees.”

These provisions could discourage a potential competing acquirer from considering or proposing an acquisition of or merger with Infinera, even if it were prepared to pay consideration with a higher value than that implied by the Merger Consideration, or might result in a potential competing acquirer proposing to pay a lower per share price than it might otherwise have proposed to pay because of the added expense of the termination fee.

The Merger will involve substantial costs.

Nokia and Infinera have incurred and expect to incur a number of non-recurring costs associated with the Merger. These costs and expenses include fees paid to financial, legal and accounting advisers; systems consolidation costs; severance and other potential employment-related costs, including payments that may be made to certain Infinera executives; and filing fees, printing expenses and other related charges. These costs are payable by Nokia and Infinera regardless of whether the Merger is completed.

The Enlarged Company will also incur integration costs in connection with the Merger. There are processes, policies, procedures, operations, technologies and systems that must be integrated in connection with the Merger and the integration of the two companies’ businesses. While both Nokia and Infinera have assumed that a certain level of expenses would be incurred in connection with the Merger and the other transactions contemplated by the Merger Agreement, there are many factors beyond their control that could affect the total amount or the timing of the integration and implementation expenses.

There may also be additional unanticipated significant costs in connection with the Merger that the Enlarged Company may not recoup. These costs and expenses could reduce the realization of efficiencies, strategic benefits and additional income that Nokia expects to achieve from the Merger. Although Nokia expects that these benefits will offset the transaction expenses and implementation costs over time, this net benefit may not be achieved in the near term or at all.

The opinion rendered to Infinera by Centerview will not reflect changes in circumstances between the date of such opinion and the completion of the Merger.

Infinera has received an opinion from Centerview in connection with the signing of the Merger Agreement but has not obtained, nor will obtain, an updated opinion regarding the fairness, from a financial point of view, of the Merger Consideration, taken together (and not separately), to be paid to holders of Infinera Common Stock (other than Excluded Shares (as defined below)) as of any date other than that specified in Centerview’s opinion. Centerview’s opinion does not address any other term or aspect of the Merger Agreement, the Voting Agreement or the Transaction, including, without limitation, the allocation of the Merger Consideration as among holders of Infinera Common Stock who receive the Cash Consideration, the Share Consideration or the Mixed Consideration, or the relative fairness of the Cash Consideration, the Share Consideration or the Mixed Consideration, and does not constitute a recommendation to any stockholder of Infinera or any other person as to how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transaction or any other matter, including, without limitation, whether such stockholder or person should elect to receive the Cash Consideration, the Share Consideration or the Mixed Consideration, or make no election, in the Transaction. Changes in the operations and prospects of Nokia or Infinera, general market and economic conditions and other factors that may be beyond the control of Nokia or Infinera, and on which Centerview’s opinion was based, may significantly alter the value of Nokia or Infinera or the trading prices of the Nokia ADSs or the shares of Infinera Common Stock by the time the Merger is completed. Centerview’s opinion does not speak as of any date other than the date of such opinion. Because Infinera does not currently anticipate asking Centerview to update its opinion, the opinion will not address the fairness of the Merger Consideration, taken together (and not separately), to be paid to holders of Infinera Common Stock (other than Excluded Shares), from a financial point of view at the time the Merger is completed.

For a more complete description of the opinion of Centerview, please see the section of this proxy statement/prospectus entitled “The Merger – Opinion of Infinera’s Financial Adviser.” A copy of the opinion of Centerview is attached as Annex E to this proxy statement/prospectus.

Lawsuits filed against Infinera, and members of the Infinera Board, challenging the Merger, and an adverse ruling in any such lawsuit, may prevent the Merger from becoming effective or from becoming effective within the expected time frame.

Transactions such as the Merger are frequently subject to litigation or other legal proceedings, including actions alleging that the Infinera Board breached its fiduciary duties to Infinera stockholders by entering into the Merger Agreement, by failing to obtain a greater value in the transaction for Infinera stockholders or otherwise. Infinera, Infinera management and members of the Infinera Board may in the future be parties, along with others (including Nokia), to various claims and litigation related to the Merger. Infinera will defend against the lawsuits filed, but might not be successful in doing so. An adverse outcome in such matters, as well as the costs and efforts of a defense even if successful, could have a material adverse effect on the business, results of operation or financial position of Infinera or the Enlarged Company, including through the possible diversion of Infinera’s resources or distraction of key personnel.

Third parties may terminate or alter existing contracts with Infinera.

Infinera has contracts with customers, suppliers, vendors, landlords, licensors and other business partners which may require Infinera to obtain consent or waivers from such counterparties in connection with the Merger, including under change of control provisions. If these consents or waivers cannot be obtained, the Enlarged Company may suffer a loss of potential future revenue and may lose rights that are material to its business and the business of the Enlarged Company. In addition, third parties with whom Infinera currently has relationships may terminate or otherwise reduce the scope of their relationship with Infinera in anticipation of consummation of the Merger. Any such disruptions could limit the Enlarged Company’s ability to achieve the anticipated benefits of the Merger. The adverse effect of such disruptions could also be exacerbated by a delay in the completion of the Merger or the termination of the Merger Agreement.

The Nokia Shares to be received in the form of Nokia ADSs by Infinera stockholders electing Nokia ADSs as a result of the Merger will have rights different from the Infinera Common Stock.

Upon consummation of the Merger, the rights of Infinera stockholders, who will become shareholders of Nokia, will be governed by Nokia’s Articles of Association. The rights associated with Infinera Common Stock are different from the rights associated with Nokia Shares. For more information, please see the section of this proxy statement/prospectus entitled “Comparison of Stockholders’/Shareholders’ Rights” for a discussion of these differences. In addition, the Nokia Shares to be received as Merger Consideration will be delivered in the form of Nokia ADSs. Holders of Nokia ADSs are not direct shareholders of Nokia, and their rights and obligations are governed by the Deposit Agreement for the Nokia ADSs.

Certain Infinera stockholders have agreed to vote in favor of the Merger Agreement Proposal regardless of how other Infinera stockholders vote. As a result, approximately 11 percent of the Infinera voting securities outstanding will be contractually obligated to vote in favor of the Merger, subject to the terms and conditions of each person’s respective voting and support agreement.

In connection with Infinera’s entry into the Merger Agreement on June 27, 2024, Oaktree Optical, which beneficially owns shares representing approximately 11 percent of Infinera Common Stock, entered into the Voting Agreement pursuant to which Oaktree Optical agreed, among other things, to vote their shares of Infinera Common Stock: (1) in favor of the adoption of the Merger Agreement and the transactions contemplated thereby; and (2) in the manner specified in the Voting Agreement on certain other matters. Accordingly, there is a higher likelihood that the necessary Infinera stockholder approval will be received regardless of how the remaining stockholders cast their votes, which could cause Proposals to be approved even if they are not in the best interest of Infinera stockholders.

Financial projections by Infinera may not prove to be reflective of actual future results.

In connection with the Merger, Infinera management prepared and considered, among other things, internal financial projections for Infinera. These forecasts speak only as of the date made and will not be updated. These financial projections were not prepared with a view to public disclosure; are subject to significant economic, competitive, industry and other uncertainties; and may not be achieved in full, at all or within projected timeframes. In addition, the failure of Infinera to achieve these financial projections could have a material adverse effect on the share price of the Enlarged Company and on the Enlarged Company’s financial position.

Holders of Infinera Common Stock who receive some or all of their Merger Consideration in the form of Nokia ADSs may not receive sufficient cash consideration with which to pay their potential tax liabilities resulting from the Merger.

The exchange of Infinera Common Stock by Infinera stockholders for Cash Consideration, Share Consideration or Mixed Consideration will be a taxable transaction for U.S. federal income tax purposes. The amount of gain or loss recognized by a holder of Infinera Common Stock in the Merger generally will depend on the amount of any cash and the fair market value of any Nokia ADSs received by such holder in the Merger and the adjusted tax basis of the Infinera Common Stock exchanged by such holder in the Merger. To the extent that an Infinera stockholder receives some or all of his, her or its Merger Consideration in the form of Nokia ADSs (whether as a result of an election or by proration), it is possible that such stockholder may not receive sufficient cash consideration with which to pay his, her or its potential tax liabilities resulting from the Merger. For a description of the U.S. federal income tax consequences of the Merger for U.S. Holders (as defined therein), please see the section of this proxy statement/prospectus entitled “U.S. Federal Income Tax Consequences for U.S. Holders of Infinera Common Stock.”

Risks Relating to the Enlarged Company after the Completion of the Merger

Combining the businesses of Nokia and Infinera may be more difficult, costly or time-consuming than expected and the Enlarged Company may fail to realize the anticipated benefits of the Merger, which may adversely affect the Enlarged Company’s business results and negatively affect the market price of the Nokia ADSs or the Nokia Shares following the Merger.

The success of the Merger will depend on, among other things, the ability of Nokia and Infinera to combine their businesses in a manner that facilitates growth opportunities and realizes cost savings.

If the Enlarged Company is not able to successfully achieve these objectives, the anticipated benefits of the Merger may not be realized fully, or at all, or may take longer to realize than expected.

Inability to realize the full extent of the anticipated benefits of the Merger and the other transactions contemplated by the Merger Agreement, as well as any delays encountered in the integration process, could have an adverse effect upon the revenues, level of expenses and operating results of the Enlarged Company, which may adversely affect the value of the Nokia ADSs or the Nokia Shares following the Merger.

In addition, the actual integration may result in additional and unforeseen expenses, and the anticipated benefits of the integration may not be realized. Actual growth and cost savings, if achieved, may be lower than what Nokia expects and may take longer to achieve than anticipated. If the Enlarged Company is not able to adequately address integration challenges, it may be unable to successfully integrate their operations or realize the anticipated benefits of the integration of the two companies.

The failure to integrate successfully the businesses and operations of Nokia and Infinera in the expected time frame may adversely affect the Enlarged Company’s future results.

Nokia and Infinera have operated and, until the completion of the Merger, will continue to operate independently. There can be no assurances that their businesses can be integrated successfully. It is possible that the integration process could result in the loss of key Nokia employees or key Infinera employees; the loss of customers; the disruption of either company’s or both companies’ ongoing businesses; inconsistencies in standards, controls, procedures and policies; unexpected integration issues; higher than expected integration costs; and an overall post-completion integration process that takes longer than originally anticipated. In addition, due to the integration process, customers may be slow to award new business to the Enlarged Company or may not award new business to the Enlarged Company at all. Specifically, the following issues, among others, must be addressed in integrating the operations of Nokia and Infinera in order to realize the anticipated benefits of the Merger so the Enlarged Company performs as expected:

•	combining the companies’ operations and corporate functions;

•

combining the businesses of Nokia and Infinera and meeting the capital requirements of the Enlarged Company in a manner that permits the Enlarged Company to achieve the synergies and other benefits anticipated to result from the Merger;

•	integrating personnel from the two companies;

•	integrating the companies’ technologies, systems and processes;

•	integrating and unifying the offerings and services available to customers;

•	identifying and eliminating redundant and underperforming functions and assets;

•	harmonizing the companies’ operating practices, employee development and compensation programs, internal controls and other policies, procedures and processes;

•	maintaining existing agreements with customers, distributors, providers and vendors and avoiding delays in entering into new agreements with prospective customers, distributors, providers and vendors;

•	addressing possible differences in business backgrounds, corporate cultures and management philosophies;

•	consolidating the companies’ administrative and information technology infrastructure;

•	coordinating distribution and sales and marketing efforts;

•	coordinating geographically dispersed organizations; and

•	effecting actions that may be required in connection with obtaining regulatory approvals.

In addition, at times the attention of certain members of either company’s or both companies’ management teams and resources may be focused on completion of the Merger and the integration of the businesses of the two companies and diverted from day-to-day business operations, which may disrupt each company’s ongoing business and the business of the Enlarged Company. As a result of the pursuit and completion of the Merger, significant demands will be placed on the managerial, financial and other personnel and systems of Nokia and Infinera. Nokia and Infinera cannot assure you that their systems, procedures and controls will be adequate to support the transition and integration of operations following and resulting from the Merger.

Integrating the management team of Infinera into the management team of Nokia could require the reconciliation of differing priorities and philosophies.

The Enlarged Company may not be able to retain customers or suppliers, or attract new customers, or existing customers or suppliers may seek to modify contractual obligations with the Enlarged Company, any of which could have an adverse effect on the Enlarged Company’s business and operations.

As a result of the Merger, the Enlarged Company may experience strain in relationships with customers and suppliers that may harm the Enlarged Company’s business and results of operations.

Certain customers or suppliers may seek to terminate or modify contractual obligations following the Merger (whether or not contractual rights are triggered as a result of the Merger) or may decline to award new business to, or renew existing contracts or enter into new long-term agreements with, the Enlarged Company. There can be no guarantee that customers and suppliers will remain with or continue to have a relationship with the Enlarged Company or do so on the same or similar contractual terms following the Merger or that the Enlarged Company will be able to attract new customers. If any of the customers or suppliers seek to terminate or modify contractual obligations or discontinue the relationship with the Enlarged Company, or if the Enlarged Company is unable to attract new customers, then the Enlarged Company’s business and results of operations may be harmed.

Current Nokia shareholders will have a reduced ownership and voting interest after the Merger and will exercise less influence over the management of the Enlarged Company.

Infinera stockholders currently have the right to vote in the election of the Infinera Board and on other matters affecting Infinera, and Nokia shareholders have the right to vote in the election of the members of the Nokia Board and on other matters affecting Nokia. Upon completion of the Merger, each Nokia shareholder and each Infinera stockholder will become a shareholder of the Enlarged Company with a percentage ownership of the Enlarged Company that is smaller than such shareholder’s or stockholder’s percentage ownership of Nokia or Infinera, as applicable, immediately prior to the Merger. As of the date of this proxy statement/prospectus, based on the exchange ratio of 1.7896 and the estimated number of shares of Infinera Common Stock and Nokia ADSs that will be outstanding immediately prior to the completion of the Merger, it is expected that, immediately after completion of the Merger, holders of Infinera Common Stock as of immediately prior to the completion of the Merger, will own, in the aggregate, approximately 2.3 percent of the issued and outstanding share capital of the Enlarged Company and holders of Nokia Shares as of immediately prior to the completion of the Merger, will own, in the aggregate, approximately 97.7 percent of the issued and outstanding share capital of the Enlarged Company.

The Enlarged Company may be exposed to additional or increased litigation or continued shareholder activism, which could have an adverse effect on the Enlarged Company’s business and operations.

The Enlarged Company may be exposed to continued and/or additional litigation from shareholders, customers, suppliers, consumers and other third parties due to the combination of Nokia’s business and Infinera’s business as a result of, and following, the Merger. Such litigation may have an adverse impact on the Enlarged Company’s business and results of operations or may cause disruptions to the Enlarged Company’s ordinary course of business. Nokia and/or Infinera may also be targets of securities class actions and derivative lawsuits in the future. Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into merger agreements in an effort to enjoin the merger or seek monetary relief from such companies. Even if such lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources.

The market price for Nokia ADSs may be affected by factors different from those that historically have affected the market price of shares of Infinera Common Stock.

Upon completion of the Merger, Infinera stockholders who receive merger consideration in the form of Nokia ADSs will become indirect Nokia shareholders. Nokia’s and Infinera’s businesses differ and, accordingly, the financial position or results of operations and/or cash flows of Nokia after the Merger, as well as the market price of Nokia ADSs, may be affected by factors that are different from those currently affecting the financial position or results of operations and/or cash flows of Infinera. Following the completion of the Merger, Infinera will be part of a larger company, so decisions affecting Infinera may be made in respect of the larger combined business as a whole rather than the Infinera businesses individually. For a discussion of the businesses of Nokia and Infinera and of some important factors to consider in connection with those businesses, please see the documents incorporated by reference in this proxy statement/prospectus and referred to in the sections of this proxy statement/prospectus entitled “Where You Can Find Additional Information” (with respect to Nokia) and “Business of Infinera Corporation” (with respect to Infinera).

Resales of Nokia ADSs following the Merger may cause the market price of the Nokia ADSs to decline.

Based on the number of shares of Infinera Common Stock outstanding as of the Record Date and the number of outstanding Infinera equity awards estimated to be payable in Nokia Shares following the Merger, Nokia expects to issue up to the Maximum Stock Amount in connection with the Merger. Following their receipt of Nokia ADSs in the Merger, former Infinera stockholders may seek to sell the Nokia ADSs delivered to them, and the Merger Agreement contains no restriction on the ability of former Infinera stockholders to sell such Nokia ADSs following completion of the Merger. Other Enlarged Company shareholders may also seek to sell Nokia ADSs held by them following, or in anticipation of, completion of the Merger. These sales (or the perception that these sales may occur), coupled with the increase in the outstanding number of Nokia ADSs, may adversely affect the market for, and the market price of, Nokia ADSs.

The market price of Nokia ADSs may decline as a result of the Merger.

The market price of Nokia ADSs may decline as a result of the Merger if, among other things, the Enlarged Company is unable to achieve its business and financial targets, or if the cost savings estimates in connection with the integration of Infinera’s business into Nokia’s business are not realized or if the transaction costs related to the Merger are greater than expected. The market price also may decline if the Enlarged Company does not achieve the perceived benefits of the transaction as rapidly or to the extent anticipated by the market or if the effect of the transaction on the Enlarged Company’s financial position, results of operations or cash flows is not consistent with the expectations of financial or industry analysts.

The Merger and the related share buyback program by Nokia may not be accretive, and may be dilutive, to Nokia’s earnings per share, which may negatively affect the market price of Nokia ADSs.

In conjunction with the Merger, the Nokia Board has committed to increasing and accelerating Nokia’s ongoing share buyback program to mitigate any dilution from the equity component of the Merger Consideration in connection with the Merger. This will be in addition to Nokia’s ongoing EUR 600 million buyback program. Although Nokia’s current intention is to increase the share repurchases and ultimately complete the additional share buybacks, there is no guarantee that Nokia will complete such actions. The timing and amount of any share buyback activity following the closing of the Merger will depend on prevailing market conditions, as well as Nokia’s operating and financial profile. Further, there is no guarantee as to the timing of additional share buyback or as to whether any additional share buyback, whether completed in full or in part, will be sufficient to prevent dilution to Nokia’s earnings per share.

There may be less publicly available information concerning Nokia than there is for issuers that are not foreign private issuers (such as Infinera) because Nokia, as a foreign private issuer, is exempt from a number of rules under the Exchange Act, is permitted to file less information with the SEC than issuers that are not foreign private issuers and is permitted to follow home country practice in lieu of the listing requirements of the NYSE, subject to certain exceptions.

As a foreign private issuer under the Exchange Act, Nokia is exempt from certain rules under the Exchange Act, and is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as companies whose securities are registered under the Exchange Act but are not foreign private issuers, or to comply with Regulation FD, which restricts the selective disclosure of material non-public information. In addition, Nokia is exempt from certain disclosure and procedural requirements applicable to proxy solicitations under Section 14 of the Exchange Act. The members of the Nokia Board and Nokia’s officers and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act. Accordingly, there may be less publicly available information concerning Nokia than there is for companies whose securities are registered under the Exchange Act but are not foreign private issuers, and such information may not be provided as promptly as it is provided by such companies. In addition, certain information may be provided by Nokia in accordance with Finnish law, which may differ in scope, substance or timing from such disclosure requirements under the Exchange Act. It is expected that the Enlarged Company will also be a foreign private issuer.

Furthermore, as a foreign private issuer, Nokia is also permitted, and intends to continue (and the Enlarged Company intends to continue), to follow certain home country corporate governance practices instead of those otherwise required under the Listing Rules of the NYSE for domestic U.S. issuers. For example, Nokia has informed the NYSE that it follows home country practice in Finland with regard to shareholder approval of equity compensation plans. Following its home country governance practices as opposed to the requirements that would otherwise apply to a United States company listed on The Nasdaq Global Select Market may provide shareholders in the Enlarged Company with less protection than they would have as stockholders of Infinera, as a domestic U.S. company.

Nokia’s status as a foreign private issuer is subject to an annual review and test, and will be tested again as of June 30, 2025 (the last business day of its second fiscal quarter of 2025). If it loses its status as a foreign private issuer, Nokia will no longer be exempt from such rules. Among other things, beginning on January 1, 2026, it would be required to file periodic reports and financial statements on a periodic basis (including both an annual report in respect of 2026 and quarterly reports in respect of each of the quarters of 2026) as if Nokia were a company incorporated in the U.S., which, among other things, would result in increased compliance and reporting costs to the Enlarged Company.

Accordingly, if the Enlarged Company remains a foreign private issuer after the Merger, you may not have the same protections afforded to shareholders of companies that are required to comply with all of the NYSE corporate governance requirements. For a discussion of Nokia’s corporate governance practices, please see the section of this proxy statement/prospectus entitled “Comparison of Stockholder’s/Shareholder’s Rights.”

It may be difficult to enforce a U.S. judgment against the Enlarged Company and its officers and directors in Finland or the United States, or to serve process on its officers and directors.

The Enlarged Company will be organized in Finland. A substantial portion of its officers and directors reside outside of the United States, and a substantial portion of its assets is located outside of the United States. Therefore, a judgment obtained against the Enlarged Company or any of its executive officers and directors in the United States, including one based on the civil liability provisions of the

U.S. federal securities laws, may not be collectible in the United States and may be difficult to enforce (if at all) by a Finnish court. It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Finland. For more information, please see the section of this proxy statement/prospectus entitled “Enforceability of Civil Liabilities.”

Your rights and responsibilities as an indirect Nokia shareholder will be governed by Finnish law, which may differ in some respects from the rights and responsibilities of stockholders of U.S. companies.

Nokia is, and the Enlarged Company will be, organized under Finnish law. The rights and responsibilities of the holders of the Nokia Shares are governed by its articles of association, the Deposit Agreement and Finnish law. These rights and responsibilities differ in some respects from the rights and responsibilities of stockholders in typical U.S.-based corporations like Infinera. These provisions may be interpreted to impose additional obligations and liabilities on holders of Nokia Shares that are not typically imposed on shareholders of U.S. corporations. For a discussion of these differences, please see the section of this proxy statement/prospectus entitled “Comparison of Stockholders’/Shareholders’ Rights.”

If a U.S. person is treated as owning at least 10 percent of Nokia’s stock (including stock owned directly, through ADSs, or otherwise) at any time as of or following the Effective Time, such holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. person is treated as owning (directly, indirectly or constructively) at least 10 percent of the value or voting power of Nokia’s stock (including stock owned directly, through ADSs, or otherwise) at any time as of or following the Effective Time, such person may be treated as a “United States shareholder” with respect to any “controlled foreign corporations” that may exist within Nokia’s group. A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share (determined based on combined direct and indirect, but not constructive, ownership) of Subpart F income, global intangible low-taxed income and investments in U.S. property by controlled foreign corporations, without regard to whether Nokia or those subsidiaries make any distributions, and may also be required to report annually its ownership of such CFCs (in each case, unless that United States shareholder does not directly or indirectly own any stock in that CFC). An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may toll the statute of limitations with respect to such shareholder’s U.S. federal income tax return (and possibly similar state and/or local tax returns) for the year for which reporting was due. Furthermore, Nokia cannot provide any assurances that it will have sufficient information to assist investors in determining whether it is treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to it or any of its subsidiaries. Nokia also cannot guarantee that it will be in a position to furnish to any United States shareholder information that may be necessary to comply with the aforementioned reporting and tax payment obligations. Prospective U.S. investors should consult their own advisers regarding the potential application of these rules to an investment in the Nokia ADSs.

Risks Relating to Nokia’s Business

Nokia’s business will continue to be subject to the risks described in the sections of this proxy statement/prospectus entitled “Risk Factors” in the Nokia Annual Report and in other documents incorporated by reference into this proxy statement/prospectus. For the location of information incorporated by reference into this proxy statement/prospectus, please see the section of this proxy statement/prospectus entitled “Where You Can Find More Information.”

Risk Relating to Nokia ADSs and Nokia Shares

The Nokia ADSs and the Nokia Shares will continue to be subject to the risks described in the sections of this proxy statement/prospectus entitled “Risk Factors” in the Nokia Annual Report and in other documents incorporated by reference into this proxy statement/prospectus. For the location of information incorporated by reference into this proxy statement/prospectus, please see the section of this proxy statement/prospectus entitled “Where You Can Find More Information.”

Risks Relating to Infinera’s Business

Infinera’s quarterly results may vary significantly from period to period, which could make its future results difficult to predict and could cause Infinera’s operating results to fall below investor, analyst or its expectations.

Infinera’s quarterly results and, in particular, its revenue, gross margins, operating expenses, operating margins and net income (loss) and cash flow, have historically varied significantly from period to period and may continue to do so in the future. As a result, comparing its operating results on a period-to-period basis may not be meaningful. Infinera’s budgeted expense levels are based, in large part, on its expectations of future revenue and the development efforts associated with that future revenue. Consequently, if Infinera’s revenue does not meet projected levels in the short term, its inventory levels, cost of goods sold and operating expenses would be high relative to revenue, resulting in potential operating losses. If Infinera’s revenue or operating results do not meet the expectations of investors or securities analysts or fall below any guidance it provides to the market, the price of the Infinera Common Stock may decline substantially.

Factors that may contribute to fluctuations in Infinera’s quarterly results, many of which are outside its control and may be difficult to predict, include:

•

fluctuations in demand, sales cycles and prices for products and services, including discounts given in response to competitive pricing pressures or to secure long-term customer relationships, as well as the timing of purchases by its key customers;

•	changes in customers’ budgets for optical transport network purchases and changes or variability in their purchasing cycles;

•	the timing, market acceptance and rate of adoption of its new product releases and its competitors’ new product releases;

•

the price, quality, lead times, timing of delivery and availability of key components from suppliers, including any price or shipping cost increases or delays in the supply of components that may result from supply disruptions as well as impacts due to consolidations amongst its suppliers;

•

fluctuations in its customer, product or geographic mix, including the impact of new customer deployments, which typically carry lower gross margins, customer consolidation, which may affect its ability to grow revenue, and products powered by its next-generation technologies, which initially tend to be lower margin due to higher per unit production costs and may have greater variability in production yields;

•	its ability to manage manufacturing costs, maintain or improve quality, and increase volumes and yields on products manufactured in its internal manufacturing facilities;

•	its ability to manage inventory while timely meeting customer demand and avoiding charges for excess or obsolete inventory;

•	its ability to control costs, including its operating expenses, the costs and availability of components and materials it purchases for its products and its capital expenditures;

•	its ability to successfully restructure or transform its operations within its anticipated time frame and realize its anticipated savings;

•	order cancellations or reductions or delays in delivery schedules by its customers;

•

any significant changes in the competitive dynamics of the markets it serves, including any new entrants, new technologies, or customer or competitor consolidation, as well as aggressive pricing tactics by its competitors;

•	any delay in collecting or failure to collect accounts receivable;

•	readiness of customers for installation of its products, which has been impacted by the budget resource and personnel constraints of its customers;

•	the timing of revenue recognition and revenue deferrals;

•	any future changes in GAAP or new interpretations of existing accounting rules;

•

the impact of a significant natural disaster or public health emergency, as well as interruptions or shortages in the supply of utilities such as water and electricity, in a key location such as its Northern California facilities, which are located near major earthquake fault lines, in areas of high fire risk and in a designated flood zone; and

•

general economic, market and political conditions in domestic and international markets, including those related to any policy changes by the U.S. federal government or by the presidential administration in the U.S., and other factors beyond its control, including the ongoing effects of continuing inflation and high interest rates.

Infinera’s ability to increase its revenue will depend upon continued growth of demand by consumers and businesses for additional network capacity, on the level and timing of capital spending by its customers, and on the continued demand for its services support.

Its future success depends on factors that increase the amount of data transmitted over communications networks and the growth of optical transport networks to meet the increased demand for optical capacity. These factors include the growth of mobile, video and cloud-based services, increased broadband connectivity and the continuing adoption of high-capacity, revenue-generating services. If demand for such bandwidth does not continue, or slows down, the market for optical transport networking equipment may not continue to grow and Infinera’s product sales would be negatively impacted.

In addition, demand for Infinera’s products depends on the level and timing of capital spending in optical networks by service providers as they construct, expand and upgrade the capacity of their optical networks. Capital spending is cyclical in Infinera’s industry and spending by customers can change on short notice. Customer demand is dependent in part on the level of inventory held by customers and, to the extent that such inventory levels have been or will be built up by customers to address global supply issues or otherwise, overall customer demand may be dampened in subsequent periods until the level of inventory held by such customers returns to more normalized levels. Any future decisions by Infinera’s customers to reduce capital spending, whether caused by lower customer demand, weakening economic conditions, high borrowing costs, inflation, customer-specific supply chain issues, changes in government regulations relating to telecommunications and data networks, or other reasons, could have a material adverse effect on Infinera’s business, financial condition and results of operations.

Revenue Infinera receives for its services offerings is highly dependent on product sales and the implementation processes of its customers. If Infinera’s customers have internal services teams or if its products such as its pluggables do not otherwise require its services support, its revenue related to services and its related gross margins may be impacted and its results of operations may be harmed.

Any delays in the development, introduction or acceptance of Infinera’s new products or in releasing enhancements to its existing products may harm its business.

Infinera’s products are based on complex technologies, including, in many cases, the development of next-generation photonic integrated circuits (“PICs”), digital signal processors (“DSPs”) and specialized application-specific integrated circuits (“ASICs”), each of which are key components of its optical engines. In addition, Infinera may also depend on technologies from outside suppliers, all of which may cause it to experience unanticipated delays in developing, improving, manufacturing or deploying its products. The development process for Infinera’s optical engines is lengthy, and any modifications entail significant development cost and risks.

At any given time, various new product introductions and enhancements to Infinera’s existing products are in the development phase and are not yet ready for commercial manufacturing or deployment. Infinera relies on third parties, some of which are relatively early-stage companies, to develop, manufacture and deliver components for its next-generation products, which can often require custom development. The development process from laboratory prototype to customer trials, and subsequently to general availability, involves a significant number of simultaneous efforts. These efforts often must be completed in a timely and coordinated manner so that they may be incorporated into the product development cycle for Infinera’s systems, and include:

•	completion of product development, including the development and completion of its next-generation optical engines, and the completion of associated module development;

•	the qualification and multiple sourcing of critical components;

•	validation of manufacturing methods and processes;

•	extensive quality assurance and reliability testing and staffing of testing infrastructure;

•	validation of software; and

•	establishment of systems integration and systems test validation requirements.

Each of these steps, in turn, presents risks of failure, rework or delay, any one of which could decrease the speed and scope of product introduction, the conversion of design wins into purchase orders, or marketplace acceptance of Infinera’s products. New generations of its optical engines as well as intensive software testing are important to the timely introduction of new products and enhancements to Infinera’s existing products, which are subject to these development risks. In addition, unexpected intellectual property disputes, inability to obtain licenses to utilize third-party development tools or other intellectual property on commercially acceptable terms, failure of critical design elements, limited or constrained engineering resources, changes in product designs and a host of other development execution risks may delay, or even prevent, the introduction of new products or enhancements to Infinera’s existing products. If Infinera has longer development lead times than its competitors for comparable products, or if it does not develop and successfully introduce or enhance products ahead of its competitors or in a timely manner, including the successful development of its next generation optical engine, its competitive position will suffer.

As Infinera transitions customers to new products and technologies, it faces significant risk that its new products or technologies may not be accepted by its current or new customers. To the extent that it fails to introduce new and innovative products and technologies that are adopted by customers, it could fail to obtain an adequate return on these investments and could lose market share to its competitors, which could be difficult or impossible to regain. Similarly, it may face decreased revenue, gross margins and profitability due to a rapid decline in sales of current products as customers hold spending to focus purchases on new product platforms. In addition, the sale of new products and technologies may result in the cannibalization of sales for existing products, which may harm its results of operations. Infinera could also incur significant costs in completing the transition, including costs of inventory write-downs of the current product as customers transition to new product platforms. In addition, products or technologies developed by others may render Infinera’s products noncompetitive or obsolete and result in significant reduction in orders from its customers and the loss of existing and prospective customers. Any delays in the introduction of new components that Infinera is developing for use in its other products as part of its vertical integration strategy may also prevent it from realizing the anticipated cost savings of such development. This may negatively impact Infinera’s gross margins and harm its business and operating results.

Aggressive business tactics by Infinera’s competitors and new entrants may harm its business.

The markets that Infinera competes in are extremely competitive, which often results in aggressive business tactics by its competitors and new entrants, including:

•	aggressively pricing their optical transport products and other portfolio products, including offering significant one-time discounts and guaranteed future price decreases;

•	offering optical products at a substantial discount or for free when bundled together with broader technology purchases, such as router or wireless equipment purchases;

•	marketing product availability on aggressive timelines to influence customer purchasing decisions;

•	providing financing, marketing and advertising assistance to customers; and

•	influencing customer requirements to emphasize different product capabilities, which better suit their products.

The level of competition and pricing pressure tend to increase when competing for large or high-profile opportunities or during periods of economic weakness when there are fewer network build-out projects. If Infinera fails to compete successfully against its current and future competitors, or if its current or future competitors continue or expand their aggressive business tactics, including those described above, demand for its products could decline, it could experience delays or cancellations of customer orders or it could be required to reduce its prices to compete in the market.

The markets in which Infinera competes are highly competitive and it may not be able to compete effectively.

The optical networking equipment market is competitive. Infinera’s main competitors in the optical transport systems market include dense wavelength division multiplexing system suppliers, such as ADTRAN, Ciena Corporation, Cisco Systems, Fujitsu, Huawei, Nokia, Ribbon Communications and ZTE. Competition in the optical subsystems and pluggable optics market includes, but is not limited to, Cisco (via their acquisition of Acacia), Lumentum, Marvell and Coherent, as well as a wide range of China-based suppliers. Moreover, other companies have developed, or may in the future develop, products that are or could be competitive with Infinera’s products. Infinera also could encounter competitor consolidation in the markets in which it competes, which could lead to a changing competitive landscape, capabilities and market share, and could impact its results of operations.

Competition in the markets Infinera serves is based on any one or a combination of the following factors:

•	the ability of products and services to meet customers’ immediate and future network requirements;

•	price and other commercial terms;

•	optical reach and capacity performance;

•	features and functionality;

•	the availability of components required to manufacture key products;

•	existing business and customer relationships;

•	power consumption, heat dissipation, form factor and density;

•	installation and operational simplicity;

•	network and service manageability;

•	quality and reliability;

•	service and support;

•	security and encryption requirements;

•	scalability and investment protection; and

•	product availability and lead times.

Some of Infinera’s competitors have substantially greater name recognition and technical, financial, sales and marketing resources. Many of its competitors have more resources and more experience in developing or acquiring new products and technologies, customizing product features specific to certain geographic requirements and in creating market awareness for those products and technologies. In addition, many of Infinera’s competitors have the financial resources to offer competitive products at aggressive pricing levels or have the ability to provide financing to customers, which could prevent it from competing effectively. Further, many of Infinera’s competitors have built long-standing relationships with some of its prospective and existing customers and could, therefore, have an inherent advantage in selling products to those customers.

Infinera also competes with low-cost producers that may increase pricing pressure on it and with a number of smaller companies that provide competition for a specific product, customer segment or geographic market. In addition, Infinera may also face increased competition from system and component companies that develop products based on off-the-shelf hardware that offers the latest commercially available technologies. Due to the narrower focus of their efforts, these competitors may achieve commercial availability of their products more quickly than Infinera can and may provide attractive alternatives to its customers.

If Infinera loses key personnel or fails to attract, upskill and retain qualified personnel when needed, its business may be harmed.

Infinera’s success depends to a significant degree upon the continued contributions of its key management, engineering, sales and marketing, and finance personnel, many of whom will be approaching retirement age in the next decade and many of whom would be difficult to replace. For example, senior members of Infinera’s engineering team have unique technical experience that would be difficult to replace. Because Infinera’s products are complex, it must also hire and retain highly trained customer service and support personnel to ensure that the deployment of Infinera’s products does not result in network disruption for its customers. Infinera believes its future success will depend in large part upon its ability to identify, attract, upskill and retain highly skilled and diverse personnel, and competition for these individuals is intense in its industry, especially in the San Francisco Bay Area where it is headquartered and, increasingly, in certain cities and regions where it has operations outside the U.S. as well. The loss of the services of any of Infinera’s key personnel, the inability to identify, attract or retain qualified personnel in the future or delays in hiring qualified personnel, particularly engineers and sales personnel, could make it difficult for Infinera to manage its business and meet key objectives, such as timely product introductions. These risks may be exacerbated due to a strong labor market with a competitive wage environment and attrition or a decline in the pool of available talent. In addition, Infinera does not have long-term employment contracts or key person life insurance covering any of its key personnel. If Infinera is unable to identify, attract and retain qualified personnel, it may be unable to manage its business effectively, and its results of operations could suffer.

Supply chain and logistics issues could harm its business and operating results.

Infinera is reliant on its global supply chain for the production of components for its products. The global supply chain has experienced disruptions beginning in 2020 as a result of the COVID-19 pandemic, leading to delays, shortages, longer than normal lead times, unfavorable contractual terms relating to refundability and cancellation, discontinued components and increased costs. These supply disruptions have negatively impacted Infinera’s revenue and its results of operations. For example, shortages of and longer lead times for certain key components have adversely affected Infinera’s ability to deliver products to customers in a timely manner. Additionally, price increases within Infinera’s supply chain have continued to negatively affect its gross margin. Any efforts that it makes to mitigate supply chain issues, such as by making additional or long-term purchase commitments with its suppliers or by holding higher levels of inventory, could negatively impact its cash flow and financial results if it does not accurately forecast customer demand or if its customers change their purchasing patterns in response to the evolving supply chain environment. Further, the lead times required for these mitigation efforts may not allow Infinera to take advantage of market price decreases or meet increased customer demand in a timely manner.

Infinera currently purchases several key components for its products from sole or limited sources. In particular, it relies on its own production of certain components of its products, such as PICs, and on third parties, including sole source and limited source suppliers, for certain of the components of its products, including ASICs, field-programmable gate arrays, processors, and other semiconductor and optical components. Infinera has increased its reliance on third parties to develop and manufacture components for certain products, some of which require custom development. Infinera purchases most of these components on a purchase order basis and generally only has long-term contracts with these sole source or limited source suppliers. If any of Infinera’s sole source or limited source suppliers suffer from capacity constraints, materials shortages, lower than expected yields, deployment delays, geopolitical-related disruptions, work stoppages or any other reduction or disruption in output, it may be unable to meet its delivery schedule, which could result in lost revenue, additional product costs and deployment delays that could harm its business and customer relationships. In addition, these same suppliers may decide to no longer manufacture or support specific components necessary for some of Infinera’s legacy products, which could lead to Infinera’s inability to fulfill demand without increased engineering and material costs necessary to replace such components or cause it to transition such products to end-of-life status sooner than planned. Further, Infinera’s suppliers could enter into exclusive arrangements with its competitors, refuse to sell their products or components to Infinera at commercially reasonable prices or at all, go out of business or discontinue their relationships with Infinera. If any of these developments were to occur, Infinera may be unable to develop alternative sources for these components within a suitable time frame to be able to operate its business, or at all.

These supplier disruptions could limit Infinera’s ability to produce its products and cause it to fail to meet a customer’s delivery requirements. Any failure to meet Infinera’s customers’ product delivery requirements could harm its reputation and its customer relationships, either of which would harm its business and operating results.

Infinera is dependent on a small number of key customers for a significant portion of its revenue from period to period and the loss of, or a significant reduction in, orders from one or more of its key customers would reduce its revenue and harm its operating results.

A relatively small number of end-customers accounts for a large percentage of Infinera’s revenue from period to period. For example, for the quarter ended June 29, 2024, Infinera’s top ten end-customers accounted for approximately 55 percent of Infinera’s total revenue and no end-customer accounted for 10 percent or more of its total revenue. For 2023, Infinera’s top ten end-customers accounted for approximately 52 percent of Infinera’s total revenue and one end-customer accounted for 10 percent of its total revenue. For 2022, Infinera’s top ten end-customers accounted for approximately 48 percent of Infinera’s total revenue and one end-customer accounted for 11 percent of its total revenue. For 2021, Infinera’s top ten end-customers accounted for approximately 42 percent of its total revenue and no end-customer accounted for 10 percent or more of its revenue.

Infinera’s business will likely be harmed if any of its key customers, for whatever reason, substantially reduce, delay or stop their orders from it. In addition, Infinera’s business will be harmed if it fails to maintain its competitive advantage with its key customers or do not add new large and medium customers over time. Infinera continues to expect a relatively small number of customers to continue to account for a large percentage of revenue from period to period. However, customer consolidation could reduce the number of key customers that generate a significant percentage of Infinera’s revenue and may increase the risks relating to dependence on a small number of customers.

Infinera’s ability to continue to generate revenue from its key customers will depend on its ability to maintain strong relationships with these customers and introduce competitive new products at competitive prices. In most cases, Infinera’s sales are made to these customers pursuant to standard purchase agreements, which may be canceled or reduced readily, rather than long-term purchase commitments that would require these customers to purchase any minimum or guaranteed volumes orders. In the event of a cancellation or reduction of an order, Infinera may not have enough time to reduce operating expenses to minimize the effect of the lost revenue on Infinera’s business. Infinera’s operating results will continue to depend on its ability to sell its products to its key customers. In addition, Infinera must regularly compete for and win business with existing and new customers across all of its customer segments.

In addition, global economic conditions may affect the network spending, procurement strategies, or business practices of Infinera’s key customers. If any of Infinera’s key customers experience a loss in revenue due to weakening economic conditions, their corporate borrowing costs being materially impacted by high interest rates, or other adverse occurrences, they may reduce or delay capital spending generally or with respect to Infinera’s products, which could materially adversely affect its business and results of operations.

Product performance problems, including undetected errors in Infinera’s hardware or software, or deployment delays, and product security vulnerabilities, could harm its business, results of operations and reputation.

The development and production of products with high technology content is complicated and often involves problems with hardware, software, components and manufacturing methods. Complex hardware and software systems that are built with and include increasingly sophisticated technology, such as Infinera’s products, can often contain undetected errors or bugs when first introduced or as new versions are released. In addition, errors associated with components Infinera purchases from third parties, including customized components, may be difficult to resolve. Infinera has experienced issues in the past in connection with its products, including failures due to the receipt of components from its suppliers that are either faulty or do not meet its product specifications, and performance issues related to software updates. From time to time, Infinera has had to replace certain components or provide software remedies or other remediation in response to errors or bugs, and it may have to do so again in the future. In addition, performance issues can be heightened during periods where it is developing and introducing multiple new products to the market, as any performance issues it encounter in one technology or product could impact the performance or timing of delivery of other products. Infinera’s products may also suffer degradation of performance and reliability over time.

If reliability, quality, security or network monitoring problems develop, a number of negative effects on Infinera’s business could result, including:

•	reduced orders from existing customers;

•	declining interest from potential customers;

•	delays in Infinera’s ability to recognize revenue or in collecting accounts receivables;

•	increased costs associated with fixing hardware or software defects or replacing products;

•	high service and warranty expenses;

•	delays in shipments;

•	high inventory excess and obsolescence expense;

•	high levels of product returns;

•	diversion of Infinera’s engineering personnel from its product development efforts; and

•	payment of liquidated damages, performance guarantees or similar penalties.

Because Infinera outsources the manufacturing of certain components of its products, it may also be subject to product performance problems as a result of the acts or omissions of third parties, and it may not have adequate compensating remedies against such third parties or otherwise implement effective measures to mitigate such problems.

From time to time, Infinera encounters interruptions or delays in the activation of Infinera’s products at a customer’s site. These interruptions or delays may result from product performance problems or from issues with installation and activation, some of which are outside Infinera’s control, such as supply chain disruptions affecting Infinera’s customers or it. For example, in 2022, Infinera experienced project delays due to incomplete customer readiness and the unavailability of certain customer resources and customer furnished prerequisites required for project implementation. If Infinera experiences significant interruptions or delays that it cannot promptly resolve, the associated revenue for these installations may be delayed.

In addition, Infinera’s products are subject to security vulnerabilities and attempts by third parties to identify additional vulnerabilities. Such vulnerabilities are not always mitigated before they become known by Infinera, its customers or the users of its products. Mitigation techniques designed to address security vulnerabilities in Infinera’s products, including software and firmware updates or other preventative measures, are not always available on a timely basis or at all and at times do not operate as intended or effectively resolve vulnerabilities. Security vulnerabilities and any limitations or adverse effects of mitigation techniques may result in warranty or other claims, litigation, or regulatory actions, and may adversely affect Infinera’s results of operations, financial condition, customer relationships, prospects, and reputation in a number of ways, any of which may be material.

The manufacturing process for Infinera’s optical engine and the assembly of its finished products are complex. The partial or complete loss of any of Infinera’s manufacturing facilities, a reduction in yields of its PICs or an inability to scale capacity to meet customer demands could harm its business.

The manufacturing process for Infinera’s optical engine, including the PICs, DSPs and specialized ASICs, and the assembly of Infinera’s finished products are complex. In the event that any of Infinera’s manufacturing facilities utilized to build these components and assemble its finished products was fully or partially destroyed, or shut down, as a result of a natural disaster, work stoppage or otherwise, it could severely limit Infinera’s ability to deliver and sell its products or support new product development. Because of the complex nature of Infinera’s manufacturing facilities, such loss would take a considerable amount of time to repair or replace. The partial or complete loss of any of Infinera’s manufacturing facilities, or an event causing the interruption in Infinera’s use of any such facilities, whether as a result of a natural disaster, a public health crisis, work stoppage or otherwise, for any extended period of time, could cause its business, financial condition and results of operations to be harmed.

Minor deviations in the PIC manufacturing process can cause substantial decreases in yields and, in some cases, cause production to be suspended. In the past, Infinera has had significant variances in its PIC yields, including production interruptions and suspensions, and may in the future have continued yield variances, including additional interruptions or suspensions. Lower than expected yields from Infinera’s PIC manufacturing process or defects, integration issues or other performance problems in Infinera’s products could limit its ability to satisfy customer demand requirements and could damage customer relations and harm its business, reputation and operating results.

Infinera’s inability to obtain sufficient manufacturing capacity to meet demand, either in its own facilities or through foundry or similar arrangements with third parties, could also harm its relationships with its customers, its business and its results of operations. Additionally, if Infinera is unable to fully utilize its own manufacturing facilities, this may also reduce its efficiency and lower its gross margins.

If Infinera’s contract manufacturers do not perform as it expects, its business may be harmed.

Infinera relies on third-party contract manufacturers to perform a portion of the manufacturing of its products, and its future success will depend on its ability to have sufficient volumes of its products manufactured in a cost-effective and quality-controlled manner. Infinera has engaged third parties to manufacture certain elements of its products at multiple contract manufacturing sites located around the world but do not have long-term agreements in place with some of its manufacturers and suppliers that would guarantee product availability, or the continuation of particular pricing or payment terms. Infinera faces a number of risks due to its dependence on contract manufacturers, including:

•	reduced control over delivery schedules, particularly for international contract manufacturing sites;

•	risks related to dependency on certain contract manufacturers;

•	reliance on the quality assurance procedures of third parties;

•	potential uncertainty regarding manufacturing yields and costs;

•	potential lack of adequate capacity during periods of high demand or inability to fulfill manufacturing orders due to supply issues;

•	potential variability of pricing or payment terms due to agreement length;

•	risks and uncertainties associated with the locations or countries where its products are manufactured or otherwise operate, including potential disruptions caused by geopolitical events, military actions, work stoppages or other social factors, natural disasters, environmental factors, or public health emergencies;

•	counterparty risk, particularly if its contract manufacturers are sensitive to inflation and interest-rate risk;

•	limited warranties on components; and

•	potential misappropriation of its intellectual property.

Any of these risks could impair Infinera’s ability to fulfill orders. Its products are built with and incorporate increasingly sophisticated technology and any delays by its contract manufacturers or their inability to meet its product specifications or quality standards may cause Infinera to be unable to meet the delivery requirements of its customers, which could decrease customer satisfaction and harm its product sales. In addition, if Infinera’s contract manufacturers are unable or unwilling to continue manufacturing its products or components of its products in required volumes or its relationship with any of its contract manufacturers is discontinued for any reason, it would be required to identify and qualify alternative manufacturers, which could cause Infinera to be unable to meet its supply requirements to its customers and result in the breach of its customer agreements. Qualifying a new contract manufacturer and commencing volume production is expensive and time-consuming. If Infinera is required to change or qualify a new contract manufacturer, it could lose revenue and damage its customer relationships.

Increased consolidation among Infinera’s customers and suppliers in the communications networking industry has had, and could continue to have, an adverse effect on its business and results of operations.

Infinera has seen increased consolidation in the communications networking industry over the past few years, which has adversely affected its business and results of operations. Customer consolidation in the past has led to changes in buying patterns, slowdowns in spending, redeployment of existing equipment and re-architecture of parts of existing networks or future networks, as the combined companies evaluate the needs of the combined business. Moreover, the significant purchasing power of these large companies can increase pricing and competitive pressures for Infinera, including the potential for decreases in Infinera’s average selling prices. If one of Infinera’s customers is acquired by another company that does not rely on Infinera to provide it with products or relies on another provider of similar products, Infinera may lose that customer’s business. Such consolidation may further reduce the number of customers that generate a significant percentage of its revenue and may exacerbate the risks relating to dependence on a small number of customers. Any of the foregoing results will adversely affect its business, financial condition and results of operations.

In addition, Infinera’s suppliers in the communications networking industry have recently continued to consolidate. For example, II-VI acquired Coherent in 2022. Supplier consolidation may lead to increased prices of components for its products, deployment delays or a disruption in output. In addition, such consolidation may exacerbate the risks relating to its dependence on a small number of suppliers for certain components and materials that are required to manufacture its products.

Infinera relies on various third-party service partners to help complement Infinera’s global operations, and failure to adequately manage these relationships could adversely impact its financial results and relationships with customers.

Infinera relies on a number of third-party service partners, both domestic and international, to complement its global operations. It relies upon these partners for certain installation, maintenance, logistics and support functions. Services provided by these partners typically relate to the design, construction and operation of customer networks. Over time, the scope of work performed by Infinera’s service partners is likely to increasingly include areas where it has less experience providing or managing such services. Infinera must successfully identify, assess, train and certify qualified service partners in order to ensure the proper installation, deployment and maintenance of its products. The vetting and certification of these partners, particularly outside the U.S., can be costly and time-consuming, and certain partners may not have the same operational history, financial resources and scale as Infinera has. Additionally, certain service partners may provide similar services for other companies, including Infinera’s competitors. Infinera may not be able to manage its relationships with its service partners effectively, and it cannot be certain that they will be able to deliver services in the manner or time required, that it will be able to maintain the continuity of their services, or that they will adhere to Infinera’s approach to ethical business practices. Infinera may also be exposed to a number of risks or challenges relating to the performance of its service partners, including:

•	delays in recognizing revenue;

•	liability for injuries to persons, damage to property or other claims relating to the actions or omissions of its service partners;

•	its services revenue and gross margin may be adversely affected; and

•	its relationships with customers could suffer.

If Infinera does not effectively manage its relationships with third-party service partners, or if they fail to perform the services Infinera requests in the manner or time required, its financial results and relationships with its customers could be adversely affected.

Infinera must respond to rapid technological change and comply with evolving industry standards and requirements for its products to be successful.

The optical transport networking equipment market is characterized by rapid technological change, changes in customer requirements and evolving industry standards. Infinera continually invests in research and development to sustain or enhance its existing products, but the introduction of new communications technologies and the emergence of new industry standards or requirements could render its products obsolete. Further, in developing its products, Infinera has made, and will continue to make, assumptions with respect to which standards or requirements will be adopted by its customers and competitors. If the standards or requirements adopted by Infinera’s prospective customers are different from those on which Infinera has focused its efforts, market acceptance of its products would be reduced or delayed, and its business would be harmed. Infinera is continuing to invest a significant portion of its research and development efforts in the development of its next-generation products. Infinera expects its competitors will continue to improve the performance of their existing products and introduce new products and technologies and to influence customers’ buying criteria so as to emphasize product capabilities that it does not, or may not, possess. To be competitive, Infinera must increase its understanding of competitive dynamics in its markets, better anticipate future customer requirements and continue to invest significant resources in research and development, sales and marketing, and customer support. The demand for investment resources may also increase as the technologies Infinera develops and utilizes become more complex and the skills required to undertake such development become more scarce and expensive to obtain. If Infinera does not anticipate or meet these future customer requirements, including with respect to the energy efficiency of its products, and invest in the technologies, including artificial intelligence (“AI”) and machine learning (“ML”), necessary to enable it to create, manufacture and sell the appropriate solutions on a timely basis, its competitive position and future sales may be limited, which would have an adverse effect on its business and financial condition. Infinera may not have sufficient resources to undertake these investments and it may not be able to make the technological advances necessary to be competitive and successful in the markets it serves.

Failure to accurately forecast its manufacturing requirements or customer demand, it could increase Infinera’s costs, including inventory write-downs or equipment write-offs, or lose customers or orders to competitors which would adversely affect its business and results of operations.

Infinera generates forecasts of future demand for its products several months prior to the scheduled delivery to its prospective customers. This requires Infinera to make significant investments before it knows if corresponding revenue will be recognized. Lead times vary significantly for materials and components, including ASICs, that Infinera needs to order for the manufacture of its products and depend on factors such as the specific supplier, contract terms and demand for each component at a given time. In the past, Infinera has experienced lengthened lead times for certain components, which makes forecasting more challenging. It may be required to purchase increased levels of such components to satisfy its delivery commitments to its customers as a result of longer lead times for components. In addition, Infinera must manage its inventory to ensure it continues to meet its commitments as it introduces new products or make enhancements to its existing products.

If Infinera overestimates market demand for its products, including as a result of customers changing the timing or volume of their purchases in response to the evolving supply chain environment or broader macroeconomic conditions, and, as a result, increase its inventory in anticipation of customer orders that do not materialize, Infinera will have excess inventory. This could result in increased risk of obsolescence and significant inventory write-downs. If Infinera underestimates demand for its products, it will have inadequate inventory, which could slow down or interrupt the manufacturing of its products, cause delays in shipments and its ability to recognize revenue, and result in potential loss of customers or orders to competitors. In addition, Infinera may be unable to meet its supply commitments to customers, which could result in a loss of certain customer opportunities or a breach of its customer agreements.

Actions that Infinera may in the future take to restructure or streamline its business to cut costs and align its operating structure with current or future opportunities may not be as effective as anticipated and may have negative consequences.

Infinera has incurred, and may in the future incur, substantial costs in connection with restructuring plans. Although such restructuring initiatives may be taken to improve its operating efficiency and to reallocate resources to align more closely with its evolving business model and current and future opportunities, they may not result in the benefits it anticipates. Infinera incurs substantial costs to implement restructuring plans, and its restructuring activities, if any, may subject Infinera to reputational and litigation risks. Its past restructuring plans do not provide any assurance that it will realize anticipated cost savings or other benefits from any restructuring plans it may implement. In addition, restructuring plans may have other consequences, such as attrition beyond any planned reductions in workforce or a negative effect on employee morale and productivity or its ability to attract highly skilled employees. Restructuring presents other potential significant risks such as the actual or perceived disruption of service or reduction in service standards to customers, loss of sales, the failure to preserve supplier relationships and diversion of management attention. In addition, as a result of any restructuring actions Infinera may take, its ability to execute on product development, address key market opportunities or meet customer demand could be materially and adversely affected. Further, any anticipated benefits from any restructuring initiatives Infinera may take may be realized later than expected or not at all, and the ongoing costs of implementing these measures, if any, may be greater than anticipated. As a result, current or future restructuring plans may affect its revenue and other operating results.

Infinera’s large customers have substantial negotiating leverage, which may cause it to agree to terms and conditions that result in lower average selling prices and potentially increased cost of sales leading to lower gross margin, each of which would harm its results of operations.

Many of Infinera’s customers are large service providers and internet content providers that have substantial purchasing power and leverage in negotiating contractual arrangements with Infinera. In addition, customer consolidation in the past few years has created combined companies that are even larger and have greater negotiating leverage. Its customers have sought and may continue to seek advantageous pricing, payment and other commercial terms. This may further impact Infinera’s profitability if it is unable to recover through price increases passed along to these customers additional costs it has incurred from inflationary pressures to the supply chain or shipping and freight. Infinera has also occasionally agreed and may continue to agree to unfavorable commercial terms with these customers, including the potential of reducing the average selling price of its products, increasing cost of sales or agreeing to extended payment terms in response to these commercial requirements or competitive pricing pressures. Continued inflation could decrease the profitability of customer contracts, particularly those with extended payment terms, that are not indexed to inflation. If Infinera is compelled to agree to disadvantageous terms and conditions, unable to comply with such terms and conditions, or unable to adapt its business model and operations to such terms and conditions, then its operating results will be negatively impacted.

Infinera’s sales cycle can be long and unpredictable, which could result in an unexpected revenue shortfall in any given quarter.

Infinera’s products can have a lengthy sales cycle, which can extend from six to twelve months and may take even longer for larger prospective customers. Its prospective customers conduct significant evaluation, testing, implementation and acceptance procedures before they purchase its products. Infinera incurs substantial sales and marketing expenses and expend significant management effort during this time, regardless of whether it makes a sale. Supply chain disruptions have also at times lengthened, and may in the future lengthen, Infinera’s sales cycle due to delays in the customer certification process for its products.

Because its sales cycle is long, Infinera is likely to recognize higher inflation-related costs before recognizing the benefits of any price increases that it implements for its products. Moreover, the costs associated with its sales cycle may increase faster than its ability to increase prices. In addition, changes in regulatory requirements or uncertainty associated with the regulatory environment could delay or impede investment in network infrastructures and adversely affect Infinera’s business, financial condition and results of operations.

Because the purchase of Infinera’s equipment involves substantial cost, most of its customers wait to purchase its equipment until they are ready to deploy it in their network. As a result, it is difficult for Infinera to accurately predict the timing of future purchases by its customers. In addition, product purchases are often subject to budget constraints, multiple approvals and unplanned administrative processing and other delays, including the need for the customer to obtain external financing. If sales expected from customers for a particular quarter are not realized in that quarter or at all, Infinera’s revenue will be negatively impacted.

The effects of public health emergencies could have a material adverse effect on Infinera’s business, manufacturing operations and results of operations.

The impact of public health emergencies on Infinera’s business and results of operations in the future remains uncertain and is dependent in part on infection, morbidity and disability rates, the emergence of new viruses, the continued effectiveness and availability of vaccinations, and broader global macroeconomic developments. During the COVID-19 pandemic, Infinera at times temporarily closed or substantially limited the presence of personnel in some of its offices, implemented travel restrictions and modified its participation in various industry events. The COVID-19 pandemic also at times contributed to delays in certain operational processes, and it led to disruption and delays in Infinera’s global supply chain and manufacturing operations, logistics operations and customer support operations, including shipping delays, higher transport costs, and certain limitations on Infinera’s ability to access customer fulfillment and service sites. It also led to capacity issues, longer lead times, increased costs and shortages with certain component suppliers, including for semiconductors, impacting Infinera’s operational processes and results of operations. If Infinera experiences pronounced disruptions in its operations or in its ability to service its customers, including due to impacts from public health emergencies, or if Infinera faces continued supply chain disruption or curtailed customer demand, these factors may materially adversely impact its business and results of operations. Infinera could also face negative impacts on its liquidity and capital resources in the future due to the effects of public health emergencies, and their impacts on Infinera’s customers, suppliers, third-party service providers and capital markets.

Any acquisitions or strategic transactions that Infinera undertakes could disrupt its business and harm its financial condition and results of operations.

Infinera has made strategic acquisitions of businesses, technologies and other assets in the past, including most recently Infinera’s acquisition of Telecom Holding Parent LLC. It may engage in acquisitions, divestitures or other strategic transactions in the future. In order to undertake certain of these transactions, Infinera may use cash, issue equity that could dilute its current stockholders, or incur debt or assume indebtedness. If Infinera is unable to achieve the anticipated efficiencies and strategic benefits of such transactions, it could adversely affect its business, financial condition and results of operations. In addition, the market price of Infinera Common Stock could be adversely affected if investors and securities analysts react unfavorably to a strategic transaction or if the integration or the anticipated financial and strategic benefits of such transactions are not realized as rapidly as or to the extent anticipated by investors and securities analysts.

Acquisitions, divestitures or other strategic transactions can also result in adverse tax consequences, warranty or product liability exposure related to acquired assets, additional stock-based compensation expense, and write-up of acquired inventory to fair value. Divestitures can also result in contractual, employment or intellectual property liability related to divested assets. In addition, Infinera may record goodwill and other purchased intangible assets in connection with an acquisition and incur impairment charges in the future. If its actual results, or the plans and estimates used in future impairment analyses, are less favorable than the original estimates used to assess the recoverability of these assets, Infinera could incur additional impairment charges.

Acquisitions, divestitures or other strategic transactions also involve numerous risks that could disrupt Infinera’s ongoing business and distract its management team, including:

•	problems integrating the acquired operations, technologies or products with its own;

•	challenges in divesting assets and intellectual property without negatively affecting its retained business;

•	diversion of management’s attention from its core business;

•	adverse effects on existing business relationships with suppliers and customers;

•	risks associated with entering new markets or exiting existing markets; and

•	loss of key employees.

Infinera’s failure to adequately manage the risks associated with an acquisition, divestment or strategic transaction could have an adverse effect on its business, financial condition and results of operations.

Risks Relating to Financial and Macroeconomic Factors Affecting Infinera

Infinera may be unable to generate the cash flow necessary to make anticipated capital expenditures, service its debt or grow its business.

Infinera may not be able to generate sufficient cash flow from operations to make anticipated capital expenditures, service its debt or grow its business. Infinera’s ability to pay its expenses, service its debt and fund planned capital expenditures will depend on its future performance, which will be affected by general economic, competitive, legislative, political, regulatory and other factors beyond Infinera’s control, and Infinera’s ability to continue to realize synergies and anticipated cost savings. If Infinera is unable to generate sufficient cash flow from operations to service its debt or to make anticipated capital expenditures, Infinera may be required to sell assets, reduce capital expenditures, borrow additional funds or evaluate alternatives for efficiently funding its capital expenditures and ongoing operations, including the issuance of equity, equity-linked and debt securities.

Unfavorable macroeconomic and market conditions may adversely affect Infinera’s industry, business and financial results.

In the past, unfavorable macroeconomic and market conditions, including recessionary environments, have resulted in sustained periods of decreased demand for optical communications products and slowdowns in the telecommunications industry in which Infinera operates. Such slowdowns may result in:

•	reduced or delayed demand for Infinera’s products as a result of constraints on capital spending by its customers or excess inventory held by its customers;

•

increased price competition for Infinera’s products, not only from its competitors, but also as a result of the utilization of inventoried or underutilized products by Infinera’s customers or potential customers, which could put additional downward pressure on Infinera’s near-term gross profits;

•	risk of excess or obsolete inventories;

•	Infinera’s customers facing financial difficulties, including bankruptcy;

•	delayed collections of accounts receivable amounts or payment defaults;

•	excess internal manufacturing capacity and higher associated overhead costs as a percentage of revenue; and

•	more limited ability to accurately forecast Infinera’s business, operating capital needs and future financial performance.

High inflation, high interest rates, the recent collapse of several financial institutions, and other signs of economic disruption or recession, have also contributed to adverse global macroeconomic conditions. These conditions may also result in the tightening of credit markets, which could limit or delay Infinera’s customers’ ability to obtain necessary financing for their purchases of Infinera’s products.

Infinera’s customers may delay or cancel their purchases or increase the time they take to pay or default on their payment obligations due to a lack of liquidity in the capital markets, the continued uncertainty in the global economic environment or inflationary concerns, which could result in a higher level of bad debt expense and would negatively affect Infinera’s business and operating results. In addition, currency fluctuations could negatively affect Infinera’s international customers’ ability or desire to purchase Infinera’s products.

A lack of liquidity and economic uncertainty may also adversely affect Infinera’s suppliers or the terms on which Infinera purchases products from these suppliers. These impacts could limit Infinera’s ability to obtain components for its products from these suppliers and could adversely impact Infinera’s supply chain or the delivery schedule to its customers. Suppliers could also require Infinera to purchase more expensive components, or re-design its products, which could cause increases in the cost of Infinera’s products and delays in the manufacturing and delivery of Infinera’s products. Such events could harm Infinera’s gross margin and harm Infinera’s reputation and its customer relationships, either of which could harm its business and operating results.

Inflation may adversely affect Infinera by increasing costs beyond what Infinera can recover through price increases.

Inflation, which has continued in the U.S. and globally, can adversely affect Infinera by increasing the costs of labor, supplies and other costs of doing business, and price increases within Infinera’s supply chain have negatively affected its gross margin. In an inflationary environment, Infinera’s ability to raise prices or add additional cost-recovery surcharges of a magnitude sufficient to match the rate of inflation, on a timely basis, may be constrained by customer resistance and competitive concerns, as well as industry-specific and other economic conditions, which would reduce Infinera’s profit margins. Moreover, even if Infinera seeks to implement price increases in response to inflationary pressures, because of Infinera’s long sales cycle, Infinera may recognize increased costs as a result of inflation before Infinera is able to recognize the benefits of any such price increases. Infinera has experienced increases in the prices of labor, supplies and other costs of doing business and continued inflationary pressures could continue to adversely impact its profitability.

If Infinera needs additional capital in the future, it may not be available to Infinera on favorable terms, or at all.

Infinera’s business requires significant capital. Infinera has historically relied on outside debt or equity financing as well as cash flow from operations to fund its operations, capital expenditures and expansion. For example, in September 2018, Infinera issued its 2024 Notes to pay the cost of the Capped Calls, to fund the cash portion of the purchase price of the Acquisition, and for general corporate purposes. In August 2019 and as amended thereafter, Infinera entered into the Prior Credit Agreement to provide additional working capital flexibility to manage its business. In addition, in March 2020, Infinera issued its 2027 Notes to raise additional funds for general corporate purposes, including working capital to fund growth and potential strategic projects. On August 12, 2020, Infinera entered into an Open Market Sales Agreement with Jefferies LLC (“Jefferies”) under which Infinera issued and sold through Jefferies, acting as agent or principal, shares of Infinera Common Stock having an aggregate offering price of $96.3 million, to raise funds for general corporate purposes, including working capital and capital expenditures. In June 2022, Infinera terminated the Prior Credit Agreement and entered into the Loan Agreement to repay existing debt (including amounts outstanding under the Prior Credit Agreement) and for working capital and general corporate purposes, including to fund growth. In August 2022, Infinera issued its Existing 2028 Notes to repurchase a portion of the 2024 Notes, for general corporate purposes, including working capital and to fund growth and potential strategic projects. In June 2023, Infinera issued the Additional 2028 Notes to repurchase a portion of the 2024 Notes, for general corporate purposes, including working capital and to fund growth and potential strategic projects.

Infinera may require additional capital from equity or equity-linked financing, debt financing or other financings in the future to fund its operations, respond to competitive pressures or strategic opportunities or to refinance its existing debt obligations. In the event that Infinera requires additional capital, Infinera may not be able to secure timely additional financing, or restructure existing debt, on favorable terms, or at all, and may be affected by the impacts on capital markets of global economic uncertainty, uncertainty in the financial and banking industry and inflationary pressures. The terms of any additional financings or restructurings may place limits on Infinera’s financial and operating flexibility and Infinera may not be able to obtain terms as favorable as the terms of its existing debt, including any debt being refinanced. If Infinera raises additional funds through further issuances of equity, convertible debt securities or other securities convertible into equity, Infinera’s existing stockholders could suffer dilution in their percentage ownership of Infinera, and any new securities Infinera issues could have rights, preferences and privileges senior to those of holders of Infinera Common Stock. If Infinera is unable to obtain adequate financing or financing on terms satisfactory to Infinera, if and when Infinera requires it, Infinera’s ability to grow or support its business and to respond to business challenges could be limited and Infinera’s business will be harmed.

Infinera’s Loan Agreement and any other debt agreements into which Infinera may enter in the future may restrict its operations, particularly its ability to respond to changes or to take certain actions regarding its business.

Infinera’s Loan Agreement contains a number of restrictive covenants that impose operating and financial restrictions on Infinera and limit its ability to engage in acts that may be in Infinera’s long-term interest, including restrictions on Infinera’s ability to incur debt, create liens and encumbrances, engage in certain fundamental changes, dispose of assets, prepay certain indebtedness, make restricted payments, make investments, and engage in transactions with affiliates, in each case subject to limitations and exceptions set forth in the Loan Agreement. The Loan Agreement also contains a financial covenant that requires Infinera to maintain a minimum fixed charge coverage ratio.

The Loan Agreement also contains customary events of default, such as the failure to pay obligations when due, a material breach of representations and warranties or covenants, the entry of material judgments against certain of Infinera’s subsidiaries, the initiation of bankruptcy or insolvency proceedings of certain of Infinera’s subsidiaries, defaults on certain other indebtedness, a change of control, the failure of the guaranty of certain of Infinera’s subsidiaries to be in effect or the failure of the security documents to create valid and perfected liens or the loan documents to be valid and enforceable, which could have a material adverse effect on Infinera’s business, operations, and financial results. Upon an event of default, the lenders may, subject to customary cure rights, require the immediate payment of all amounts outstanding and foreclose on collateral, which could force Infinera into bankruptcy or liquidation. In the event that Infinera’s lenders accelerated the repayment of the borrowings, Infinera may not have sufficient assets to repay that indebtedness. Any acceleration of amounts due under the Loan Agreement would likely have a material adverse effect on Infinera and may constitute a default under Infinera’s convertible debt securities. As a result of these restrictions, Infinera may be limited in how it conduct business, unable to raise additional debt or equity financing to operate during general economic or business downturns, or unable to compete effectively or to take advantage of new business opportunities.

In addition, Infinera may enter into other credit agreements or other debt arrangements from time to time which contain similar or more extensive restrictive covenants and events of default, in which case Infinera may face similar or additional limitations as a result of the terms of those credit agreements or other debt arrangements.

Infinera’s debt obligations may adversely affect its ability to raise additional capital and strain cash flow, particularly if Infinera elects to settle these obligations in cash upon conversion or upon maturity or required repurchase.

As of June 29, 2024, the outstanding aggregate principal amount of the 2024 Notes, the 2027 Notes and the 2028 Notes was $18.7 million, $200.0 million and $473.8 million, respectively. The degree to which Infinera is leveraged could have important consequences, including, but not limited to, the following:

•	Infinera’s ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, litigation, general corporate or other purposes may be limited; and

•

a substantial portion of Infinera’s future cash balance may be dedicated to the payment of the principal of Infinera’s indebtedness as Infinera has stated the intention to pay the principal amount of each series of convertible senior notes in cash upon conversion or when otherwise due, such that Infinera would not have those funds available for use in its business.

Infinera’s ability to meet its payment obligations under its debt instruments, including the convertible senior notes, depends on its future cash flow performance. This, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors, as well as other factors that may be beyond Infinera’s control. There can be no assurance that Infinera’s business will generate positive cash flow from operations, or that additional capital will be available to Infinera, in an amount sufficient to enable Infinera to meet its debt payment obligations and to fund other liquidity needs. If Infinera is unable to generate sufficient cash flow to service its debt obligations, Infinera may need to refinance or restructure its debt, sell assets, reduce or delay capital investments, or seek to raise additional capital. If Infinera is unable to implement one or more of these alternatives, Infinera may be unable to meet its debt payment obligations. As a result, Infinera may be more vulnerable to economic downturns, less able to withstand competitive pressures and less flexible in responding to changing business and economic conditions.

Infinera’s international sales and operations subject Infinera to additional risks that may harm its operating results.

Sales of Infinera’s products into international markets continue to be an important part of its business. During 2023, 2022 and 2021, Infinera derived approximately 38 percent, 45 percent and 53 percent, respectively, of its revenue from end-customers outside of the U.S. Infinera expects that significant management attention and financial resources will be required for its international activities over the foreseeable future as Infinera continues to operate in international markets. In some countries, Infinera’s success in selling its products and growing revenue will depend in part on its ability to form relationships with local partners. Infinera’s inability to identify appropriate partners or reach mutually satisfactory arrangements for international sales of Infinera’s products could impact its ability to maintain or increase international market demand for its products. In addition, many of the companies Infinera competes against internationally have greater name recognition and a more substantial sales and marketing presence.

Infinera has sales and support personnel in the Americas, Europe, the Middle East and Africa (with offices in the Middle East) and Asia Pacific (including China). In addition, Infinera has established development centers in Canada, China, Finland, Germany, India, Portugal and Sweden. There is no assurance that Infinera’s reliance upon development resources in international locations will enable Infinera to achieve meaningful cost reductions or greater resource efficiency. Infinera is also aggressively pursuing opportunities with customers in additional geographies, including Europe, the Middle East and Africa, Asia Pacific and Latin America. Infinera’s efforts to increase Infinera’s sales and capture market share in international markets may ultimately be unsuccessful and may limit Infinera’s growth and adversely impact its business, financial condition and results of operations.

New or continuing disruptions of the global supply chain or the manufacture of Infinera’s customers’ components caused by events outside of Infinera’s control could impact its results of operations by impairing Infinera’s ability to timely and efficiently deliver its products or provide installation and maintenance services to its customers.

In addition, Infinera’s operations in Russia have been impacted by sanctions and other trade controls imposed by the U.S. and other governments in response to Russia’s military operations in Ukraine which started in February 2022. The imposition of these sanctions and controls have prevented Infinera from performing existing contracts. For the quarter ended June 29, 2024, less than 1 percent of Infinera’s revenue was derived from customers in Russia. A de minimis percentage of Infinera’s revenue is derived from Russian customers including channel partners and customers in other countries whose contracts with Infinera may involve Russian entities.

The ongoing armed conflict between Israel and Hamas in the Gaza Strip may also broaden into a regional conflict that could impact Infinera’s ability to maintain and expand its customer base in the Middle East.

Infinera’s international operations are subject to inherent risks, and Infinera’s future results could be adversely affected by a variety of factors, many of which are outside of Infinera’s control, including:

•	greater difficulty in collecting accounts receivable and longer collection periods;

•	difficulties of managing and staffing international offices, and the increased travel, infrastructure and legal compliance costs associated with such international locations;

•	political, social and economic instability, including wars, terrorism, political unrest, boycotts, curtailment of trade and other business restrictions;

•

tariff and trade barriers and other regulatory requirements, contractual limitations, or customer specifications impacting Infinera’s ability to sell or develop Infinera’s products in certain foreign markets;

•	less effective protection of intellectual property than is afforded to Infinera in the U.S. or other developed countries;

•	potentially adverse tax consequences;

•	natural disasters, acts of war or terrorism, and public health crises;

•

changes to free trade agreements, trade protection measures, tariffs, export compliance, domestic preference procurement requirements, qualification to transact business and additional regulatory requirements, including changes related to policy and other changes made by the federal government in the U.S., other national governments or multinational bodies; and

•

effects of changes in currency exchange rates, particularly relative increases in the exchange rate of the U.S. dollar compared to other currencies that could negatively affect Infinera’s financial results and cash flows.

The concentration of the storage and distribution of Infinera’s inventory primarily in one location in southeastern Asia also increases the risks of Infinera’s global operations. As a result, Infinera’s operations are susceptible to local and regional risks there, including accidents, system failures and weather conditions, natural disasters (including floods and earthquakes and related fires), acts of war and other unforeseen events and circumstances. Any significant interruption in the operations or availability of the storage and distribution facilities in which Infinera’s inventory is held could lead to logistical and fulfillment issues or increased costs, which could have a material adverse effect on Infinera’s results of operations, financial condition and cash flows.

International customers may also require that Infinera comply with certain testing or customization of its products to conform to local standards. The product development costs to test or customize Infinera’s products could be extensive and a material expense for Infinera.

Infinera’s international operations are also subject to increasingly complex foreign and U.S. laws and regulations, including, but not limited to, anti-corruption laws, such as the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), and the United Kingdom Bribery Act 2010, as

amended (the “UK Bribery Act”), antitrust or competition laws, anti-money laundering laws, various trade controls, national security related regulations, and data privacy laws, among others. Violations of these laws and regulations could result in fines and penalties, criminal sanctions against Infinera, Infinera’s officers, or its employees, prohibitions on the conduct of Infinera’s business and on its ability to offer its products and services in one or more countries, and could also materially affect Infinera’s reputation, its international expansion efforts, its ability to attract and retain employees, its business, and its operating results. Although Infinera has implemented policies, procedures and training designed to ensure compliance with these laws and regulations, there can be no complete assurance that any individual employee, contractor or agent will not violate Infinera’s policies. Additionally, the costs of complying with these laws (including the costs of investigations, auditing and monitoring) could also adversely affect Infinera’s current or future business.

As Infinera continues to expand its business globally, Infinera’s success will depend, in large part, on its ability to effectively anticipate and manage these and other risks and expenses associated with Infinera’s international operations. Infinera’s failure to manage any of these risks successfully could harm its international operations and reduce its international sales, adversely affecting Infinera’s business, financial condition and results of operations.

Infinera may be adversely affected by fluctuations in currency exchange rates.

A portion of Infinera’s sales and expenses stem from countries outside of the U.S., and are in currencies other than U.S. dollars, and therefore subject to foreign currency fluctuation. Accordingly, fluctuations in foreign currency rates could have a material impact on Infinera’s financial results in future periods. Infinera has from time to time entered into foreign currency exchange forward contracts to reduce the impact of foreign currency fluctuations on certain non-functional currency account balances. Even if Infinera has forward contracts in place, while they may reduce some of the impact of currency exchange rate movements on certain transactions, they would not cover all foreign-denominated transactions and therefore may not entirely eliminate the impact of fluctuations in exchange rates on Infinera’s results of operations and financial condition.

Infinera’s effective tax rate may increase or fluctuate, which could increase Infinera’s income tax expense and reduce Infinera’s net income.

Infinera’s effective tax rate can be adversely affected by several factors, many of which are outside of Infinera’s control, including:

•	changes in the valuation of Infinera’s deferred tax assets and liabilities, and in deferred tax valuation allowances;

•	changes in the relative proportions of revenue and income before taxes in the various jurisdictions in which Infinera operates that have differing statutory tax rates;

•	changing tax laws, regulations, rates and interpretations in multiple jurisdictions in which Infinera operates;

•	changes to the financial accounting rules for income taxes;

•	the tax effects of acquisitions; and

•	the resolution of issues arising from tax audits.

In August 2022, the U.S. enacted the Inflation Reduction Act, which, among other changes, implements a 1 percent excise tax on certain stock buybacks, that applies to repurchases of stock by U.S. corporations, and which could include certain transactions that Infinera may undertake with respect to its Capped Calls.

Many countries and organizations, such as the Organization for Economic Cooperation and Development, are actively considering changes to existing tax laws or have proposed or enacted new laws, including an agreement to implement a 15 percent global minimum corporate tax, that could increase Infinera’s tax obligations in countries where Infinera does business or cause Infinera to change the way it operates its business. While it is uncertain if the U.S. will adopt the minimum tax directive, several countries in which Infinera operates have adopted the minimum tax directive, and other countries are in the process of introducing legislation to implement the minimum tax directive. Although Infinera’s currently does not anticipate any materially adverse impacts on Infinera’s business or results of operations, Infinera cannot provide any assurances that these provisions will not have a materially adverse impact on Infinera’s effective tax rate in the future years. Infinera continues monitoring developments and evaluating the impacts these new rules may have on its tax rate. Any additional changes in U.S. federal or state or international tax laws or tax rulings could adversely affect Infinera’s effective tax rate and Infinera’s results of operations.

Beginning January 1, 2022, the Jobs Act eliminated the right to deduct research and development expenditures for tax purposes in the period the expenses were incurred and instead requires all U.S. and foreign research and development expenditures to be amortized over five and 15 tax years, respectively. This provision may materially increase Infinera’s effective tax rate and reduce Infinera’s operating cash flows over time as Infinera continues to utilize available net operating losses and tax credits. Infinera continues to monitor and record the impact while waiting for final guidance from the IRS.

Infinera may issue additional shares of Infinera Common Stock in connection with conversions of the 2024 Notes, the 2027 Notes or the 2028 Notes, and thereby dilute its existing stockholders and potentially adversely affect the market price of Infinera Common Stock.

In the event that some or all of each series of convertible senior notes are converted and Infinera elects to deliver shares of common stock to the extent permitted, the ownership interests of existing stockholders will be diluted, and any sales in the public market of any shares of Infinera Common Stock issuable upon such conversion could adversely affect the prevailing market price of Infinera Common Stock. In addition, the anticipated conversion of any series of convertible senior notes Infinera has issued could depress the market price of Infinera Common Stock.

The fundamental change provisions of the 2024 Notes, the 2027 Notes and the 2028 Notes may delay or prevent an otherwise beneficial takeover attempt of Infinera.

If a fundamental change (as defined in the applicable indenture governing Infinera’s convertible senior notes), such as an acquisition of Infinera, occurs prior to the maturity of the 2024 Notes, the 2027 Notes or the 2028 Notes, as applicable, holders of the applicable series of convertible senior notes will have the right, at their option, to require Infinera to repurchase all or a portion of their convertible senior notes of such series. In addition, if such fundamental change also constitutes a make-whole fundamental change, the conversion rate for the applicable series of convertible senior notes may be increased upon conversion of the such series of convertible senior notes in connection with such make-whole fundamental change. Any increase in the conversion rate will be determined based on the date on which the make-whole fundamental change occurs or becomes effective and the price paid (or deemed paid) per share of Infinera Common Stock in such transaction. Any such increase will be dilutive to Infinera’s existing stockholders. Infinera’s obligation to repurchase any series of convertible senior notes or increase the conversion rate upon the occurrence of a make-whole fundamental change may, in certain circumstances, delay or prevent a takeover of Infinera that might otherwise be beneficial to Infinera’s stockholders.

The Capped Calls may affect the value of the 2024 Notes and Infinera Common Stock.

In connection with the issuance of the 2024 Notes, Infinera entered into the Capped Calls with certain financial institutions who are the option counterparties. The Capped Calls are expected generally to reduce or offset the potential dilution upon conversion of the 2024 Notes or offset any cash payments Infinera is required to make in excess of the principal amount of converted 2024 Notes, as the case may be, with such reduction or offset subject to a cap.

From time to time, the option counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to Infinera Common Stock or purchasing or selling Infinera Common Stock or other securities of Infinera in secondary market transactions prior to the maturity of the 2024 Notes. This activity could also cause an increase or a decrease in the market price of Infinera Common Stock.

Infinera is subject to counterparty risk with respect to the Capped Calls.

The option counterparties to the Capped Calls are financial institutions, and Infinera will be subject to the risk that any or all of them might default under the Capped Calls. Infinera’s exposure to the credit risk of the counterparties will not be secured by any collateral. Past global economic conditions have resulted in the actual or perceived failure or financial difficulties of many financial institutions. If an option counterparty becomes subject to insolvency proceedings, Infinera’s will become an unsecured creditor in those proceedings with a claim equal to Infinera’s exposure at the time under the Capped Calls with such option counterparty. Infinera’s exposure will depend on many factors but, generally, an increase in Infinera’s exposure will be correlated to an increase in the market price and in the volatility of Infinera Common Stock. In addition, upon a default by an option counterparty, Infinera may suffer adverse tax consequences and more dilution than Infinera currently anticipates with respect to Infinera Common Stock. Infinera can provide no assurance as to the financial stability or viability of the option counterparties.

Risks Relating to Legal and Regulatory Factors Affecting Infinera

If Infinera fails to protect its intellectual property rights, Infinera’s competitive position could be harmed, or Infinera could incur significant expense to enforce its rights.

Infinera depends on its ability to protect its proprietary technology. Infinera relies on a combination of methods to protect its intellectual property, including limiting access to certain information, and utilizing trade secret, patent, copyright and trademark laws and confidentiality agreements with employees and third parties, all of which offer only limited protection. The steps Infinera has taken to protect its proprietary rights may be inadequate to preclude misappropriation or unauthorized disclosure of Infinera’s proprietary information or infringement of its intellectual property rights, and Infinera’s ability to police such misappropriation, unauthorized disclosure or infringement is uncertain, particularly in countries outside of the U.S. This is likely to become an increasingly important issue as Infinera expands its operations, product offerings and product development into countries that provide a lower level of intellectual property protection. Infinera does not know whether any of its pending patent applications will result in the issuance of patents or whether the examination process will require Infinera to narrow its claims, and even if patents are issued, they may be contested, circumvented or invalidated. Moreover, the rights granted under any issued patents may not provide Infinera with a competitive advantage, and, as with any technology, competitors may be able to develop similar or superior technologies to its own now or in the future.

Protecting against the unauthorized use of Infinera’s products, trademarks and other proprietary rights is expensive, difficult, time consuming and, in some cases, impossible. Litigation may be necessary in the future to enforce or defend Infinera’s intellectual property rights, to protect its trade secrets or to determine the validity or scope of the proprietary rights of others. Such litigation could result in substantial cost and diversion of management resources, either of which could harm Infinera’s business, financial condition and results of operations. Furthermore, many of Infinera’s current and potential competitors have the ability to dedicate substantially greater resources to enforce their intellectual property rights than Infinera does. Accordingly, despite Infinera’s efforts, Infinera may not be able to prevent third parties from infringing upon or misappropriating its intellectual property.

Claims by others that Infinera infringes on their intellectual property rights could harm Infinera’s business.

Infinera’s industry is characterized by the existence of a large number of patents and frequent claims and related litigation regarding patent and other intellectual property rights. In particular, many leading companies in the optical transport networking industry, including Infinera’s competitors, have extensive patent portfolios with respect to optical transport networking technology. In addition, non-practicing patent holding companies seek to monetize patents they have purchased or otherwise obtained. Infinera expects that infringement claims may increase as the number of products and competitors in Infinera’s market increases and overlaps in technology implementation occur. From time to time, third parties may assert exclusive patent, copyright, trademark and other intellectual property rights to technologies and related standards that are important to Infinera’s business or seek to invalidate the proprietary rights that Infinera holds. Competitors or other third parties have asserted, and may continue to assert, claims or initiate litigation or other proceedings against Infinera or its manufacturers, suppliers or customers alleging infringement of their proprietary rights, or seeking to invalidate Infinera’s proprietary rights, with respect to Infinera’s products and technology. In addition, in the past Infinera has had certain patent licenses with third parties that have not been renewed, and if Infinera cannot successfully renew these licenses, Infinera could face claims of infringement. In the event that Infinera is unsuccessful in defending against any such claims, or any resulting lawsuits or proceedings, Infinera could incur liability for damages or have valuable proprietary rights invalidated.

Any claim of infringement from a third party, even one without merit, could cause Infinera to incur substantial costs defending against the claim, and could distract Infinera’s management from running its business. Furthermore, a party making such a claim, if successful, could secure a judgment that requires Infinera to pay substantial damages or could include an injunction or other court order that could prevent Infinera from offering its products. In addition, Infinera might be required to seek a license for the use of such intellectual property, which may not be available on commercially reasonable terms or at all. Alternatively, Infinera may be required to develop non-infringing technology, which would require significant effort and expense and may ultimately not be successful. Any of these events could harm Infinera’s business, financial condition and results of operations.

Competitors and other third parties have and may continue to assert infringement claims against Infinera’s customers and sales partners. Any of these claims may require Infinera to initiate or defend potentially protracted and costly litigation on their behalf, regardless of the merits of these claims, because Infinera generally indemnifies its customers and sales partners from claims of infringement of proprietary rights of third parties. If any of these claims succeed, Infinera may be forced to pay damages on behalf of its customers or sales partners, which could have an adverse effect on Infinera’s business, financial condition and results of operations.

Infinera also incorporates free and open source licensed software into its products. Although Infinera monitors its use of such open source software closely, the terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that such licenses could be construed in a manner that could impose unanticipated conditions or restrictions on Infinera’s ability to commercialize Infinera’s products. In addition, non-compliance with open source software license terms and conditions could subject Infinera to potential liability, including intellectual property infringement or contract claims. In such events, Infinera may be required to seek licenses from third parties in order to continue offering its products, to re-engineer its products or to discontinue the sale of its products in the event re-engineering cannot be accomplished in a timely manner, any of which could adversely affect Infinera’s business, financial condition and results of operations.

Security incidents, such as data breaches and cyber-attacks, could compromise Infinera’s intellectual property and proprietary or confidential information and cause significant damage to Infinera’s business and reputation.

In the ordinary course of Infinera’s business, Infinera maintains sensitive data on its networks and systems, including data related to its intellectual property and data related to its business, customers and business partners, which may be considered proprietary or confidential information. This sensitive data includes certain personal information and other data relating to Infinera’s employees and others. Infinera also utilizes third-party service providers to host, transmit, or otherwise process data in connection with Infinera’s business activities, including Infinera’s supply chain processes, operations, and communications. Companies, especially in the technology industry, have been increasingly subject to a wide variety of security incidents, cyber-attacks, malicious activity, including ransomware, malware and viruses, and other attempts to gain unauthorized access and disrupt systems and the confidentiality, security, and integrity of information, and Infinera and its third-party service providers and suppliers have faced and may continue to face security threats and attacks from a variety of sources. Geopolitical tensions or conflicts have in the past led to, and may in the future lead to, increased risk of cybersecurity attacks. Moreover, advancements in technology, such as artificial intelligence and machine learning, are changing and may continue to change the way companies are subjected to attempts to gain unauthorized access and disrupt systems, thereby increasing the risks of security threats and attacks. In accordance with Infinera’s flexible approach to work arrangements, many of Infinera’s employees are also working from home and accessing Infinera’s corporate network via remote devices, which may be less secure than those used in Infinera’s offices and thus could increase the potential for such events to occur.

While the secure maintenance of this information and the security of the systems used in Infinera’s business are critical to its business and reputation, Infinera’s network and storage applications, and those systems and other business applications maintained by its third-party providers, may be subject to unauthorized access by hackers or breached or otherwise compromised due to operator error, malfeasance or other system disruptions. It may be difficult to anticipate or immediately detect such security incidents or breaches and to prevent or mitigate damage caused as a result. Accordingly, a data breach, security incident, cyber-attack, attack using ransomware or other malware, or any other unauthorized access to systems used in Infinera’s business or unauthorized acquisition, disclosure, or other processing of Infinera’s information or other information that Infinera or its third-party vendors maintain or otherwise process could compromise Infinera’s intellectual property, disrupt Infinera’s operations, or result in loss of or unauthorized access to or acquisition, disclosure, modification, misuse, corruption, unavailability, or destruction of proprietary or confidential information. While Infinera works to safeguard its internal networks and systems and validate the security of its third-party suppliers and providers to mitigate these potential risks, including through information security policies and employee awareness and training, there is no assurance that such actions will be sufficient to prevent cyber-attacks or security breaches or incidents, and Infinera cannot guarantee that its systems and networks or its third-party service providers’ systems and networks have not been breached or that they or any components of Infinera’s supply chain do not contain exploitable defects or bugs, including defects or bugs that could result in a breach of or disruption to Infinera’s systems and networks or the systems and networks of third parties that support Infinera’s operations. Infinera and third-party service providers also may face difficulties or delays in identifying or responding to security breaches and other security-related incidents. Infinera has been subjected in the past to a range of immaterial incidents resulting from, for example, phishing, emails purporting to come from an executive or vendor seeking payment requests, malware and communications from look-alike corporate domains. While they have not had a material effect on Infinera’s business or its network security to date, security breaches or incidents involving access to or improper use of Infinera’s systems, networks or products, or those of third-party service providers, could compromise confidential or otherwise protected information, result in unauthorized acquisition, disclosure, modification, misuse, corruption, unavailability, or destruction of data, cause payments to be diverted to fraudulent accounts, or otherwise disrupt Infinera’s operations. Security breaches or incidents, or any reports or perceptions that they have occurred, could cause Infinera to incur significant costs and expenses to remediate and otherwise respond to any actual or suspected breach or incident, subject Infinera to regulatory actions and investigations, disrupt key business operations, result in claims, demands, and liability, and divert attention of management and key information technology resources, any of which could cause significant harm to Infinera’s business and reputation. Even the perception of inadequate security may damage Infinera’s reputation and negatively impact its business. Further, Infinera could be required to expend significant capital and other resources to address any security incident or breach and to attempt to prevent future security incidents and breaches.

Although Infinera maintains insurance coverage that may cover certain liabilities in connection with some security breaches and other security incidents, Infinera cannot be certain its insurance coverage will be adequate for liabilities actually incurred, including any consequential damages that may arise from such security incidents, that insurance will continue to be available to Infinera on commercially reasonable terms (if at all) or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against Infinera that exceed available insurance coverage, the occurrence of changes in Infinera’s insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, or denials of coverage could have a material adverse effect on Infinera’s business, including its financial condition, results of operations and reputation.

Infinera has identified material weaknesses in its internal control over financial reporting. If Infinera is unable to remediate the identified material weaknesses, or if Infinera experiences additional material weaknesses or deficiencies in the future or if Infinera otherwise fails to maintain an effective system of internal controls, Infinera’s ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

Infinera is subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”) and the rules and regulations of Nasdaq. Infinera expects that the requirements of these rules and regulations will continue to increase its legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly, and place significant strain on Infinera’s personnel, systems and resources. The Sarbanes-Oxley Act requires, among other things, that Infinera maintains effective disclosure controls and procedures and internal control over financial reporting. Infinera continues to develop and refine its disclosure controls, internal control over financial reporting and other procedures that are designed to ensure that information required to be disclosed by Infinera in the reports that Infinera will file with the SEC, is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to Infinera’s principal executive and financial officers.

Infinera identified control deficiencies within the revenue portion of its quote to cash cycle (revenue cycle) and inventory cycle, and with respect to these, Infinera’s internal resources, expertise and policies required to maintain an effective control environment, that, individually or in the aggregate, constitute material weaknesses in Infinera’s internal control over financial reporting, resulting in the determination that Infinera’s disclosure controls and procedures were not effective as of June 29, 2024. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. In particular, Infinera determined that: (1) within the revenue cycle, controls over the annual establishment of the stand-alone selling prices (“SSPs”) for Infinera’s performance obligations were not designed to include an adequate review and evaluation of whether the methodology used to develop and establish SSPs, including related financial statement disclosures, was in conformity with ASC 606, Revenue from Contracts with Customers; (2) within the inventory cycle, controls over judgements used in the estimation of reserves for excess and obsolete inventory were not designed and operating effectively to support such judgements; (3) controls over the application of Infinera’s policy for capitalizing variances from standard costs as part of the cost of inventory, did not operate effectively; and (4) as related to Infinera’s revenue and inventory cycles, certain key controls were not sufficiently designed to assess the completeness and accuracy of Information Produced by the Entity (“IPE”). These material weaknesses indicate that Infinera had insufficient personnel with an appropriate level of technical accounting knowledge, experience, and training in the application of GAAP commensurate with the complexity of Infinera’s business and its financial accounting and reporting requirements, which impacted Infinera’s ability to adequately design, implement and monitor financial reporting controls related to Infinera’s revenue cycle and inventory cycle that identify and mitigate risks of material misstatements in its financial statements.

In response to the identified material weaknesses, management has implemented or plans to implement remediation measures. While management believes these remediation measures will remediate the identified material weaknesses and strengthen Infinera’s overall internal control over financial reporting, the identified material weaknesses will not be considered remediated until the applicable remediated controls operate for a sufficient period of time and management and Infinera’s external auditors have concluded, through testing, that these controls are operating effectively. As management continues to evaluate and work to enhance Infinera’s internal control over financial reporting, management may take additional measures to address control deficiencies or Infinera may modify some of the remediation measures. Despite these efforts, Infinera may nevertheless be unsuccessful in remediating the identified material weaknesses. Further, additional weaknesses in Infinera’s internal control over financial reporting or disclosure controls and procedures may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm Infinera’s operating results or cause Infinera to fail to meet its reporting obligations and may result in a restatement of Infinera’s financial statements for prior periods. For example, Infinera was unable to file its Quarterly Report on Form 10-Q for the period ended March 30, 2024 by the initial deadline of May 9, 2024, due to the reasons described in the Notification of Late Filing on Form 12b-25, filed with the SEC on May 10, 2024. Infinera’s failure to file periodic and certain current reports with the SEC in a timely manner could impact its operations. Any failure to implement and maintain effective internal controls also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of Infinera’s internal control over financial reporting that Infinera is required to include in its periodic reports it will file with the SEC under Section 404 of the Sarbanes-Oxley Act. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in Infinera’s reported financial and other information, which would likely have a negative effect on the market price of Infinera’s securities and could adversely impact Infinera’s business.

In order to restore, maintain and improve the effectiveness of Infinera’s disclosure controls and procedures and internal control over financial reporting to comply with the SEC rules that implement Sections 302 and 404 of the Sarbanes-Oxley Act, Infinera has expended and anticipates that it will continue to expend significant resources and undertake various actions, implementing a remediation plan, incurring accounting-related costs and implementing new internal controls and procedures, and providing significant management oversight. As part of Infinera’s remediation plan, Infinera plans to review and enhance its personnel with the appropriate level of technical accounting knowledge, experience, and training in the application of GAAP commensurate with the complexity of Infinera’s business and its financial accounting and reporting requirements, particularly in areas related to Infinera’s revenue and inventory cycles. Any failure to maintain the adequacy of Infinera’s internal controls, or consequent inability to produce accurate financial statements on a timely basis, could increase Infinera’s operating costs and could materially impair Infinera’s ability to operate its business and could have a material and adverse effect on Infinera’s operating results and could cause a decline in the price of Infinera’s securities. In addition, if Infinera is unable to continue to meet these requirements, Infinera may not be able to maintain its listing on the Nasdaq Global Select Market.

Infinera is subject to various governmental export control, trade sanctions, and import laws and regulations that could impair its ability to compete in international markets or subject it to liability if Infinera violates these controls.

In some cases, Infinera’s products are subject to U.S. and foreign export control laws and regulations that may limit where and to whom Infinera is permitted to sell its products, including the Export Administration Regulations administered by the U.S. Department of Commerce, and Infinera’s activities may be subject to trade and economic sanctions, including those administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (collectively, “Trade Controls”). As such, a license may be required to export or re-export Infinera’s products, or provide related services, to certain countries and end-users, and for certain end-uses. Further, Infinera’s products incorporating encryption functionality may be subject to special controls applying to encryption items or certain reporting requirements.

Infinera has procedures in place designed to ensure its compliance with Trade Controls, with respect to which failure to comply could subject Infinera to both civil and criminal penalties, including substantial fines, possible incarceration of responsible individuals for willful violations, possible loss of Infinera’s export or import privileges, or reputational harm. Further, the process for obtaining necessary licenses may be time-consuming or unsuccessful, potentially causing delays in sales or losses of sales opportunities. Trade Controls are complex and dynamic regimes, and monitoring and ensuring compliance can be challenging, particularly given that Infinera’s products are widely distributed throughout the world. Although Infinera has no knowledge that its activities have resulted in material violations of Trade Controls, any failure by Infinera or its partners to comply with applicable laws and regulations would have negative consequences for Infinera, including reputational harm, government investigations and penalties.

In addition, various countries regulate the import of certain technologies and have enacted laws that could limit Infinera’s ability to distribute its products and certain product features or could limit Infinera’s customers’ ability to implement Infinera’s products in those countries. Changes in Infinera’s products or changes in U.S. and foreign import and export regulations may create delays in the introduction of Infinera’s products in international markets, prevent Infinera’s customers with international operations from deploying Infinera’s products throughout their global systems or, in some cases, prevent the import and export of Infinera’s products to certain countries altogether. For example, the U.S. has imposed tariffs on a large variety of products originating from China, including some on components that are supplied to Infinera from China. Depending upon the duration and implementation of these and future tariffs, as well as Infinera’s ability to mitigate their impact, these tariffs could materially affect Infinera’s business, including in the form of increased cost of goods sold, increased pricing for customers and reduced sales. Additionally, the U.S. government has continued to expand controls affecting the ability to send certain products and technology related to semiconductors, semiconductor manufacturing and supercomputing to China without an export license and adding additional entities to restricted party lists. It remains unclear what additional actions, if any, will be taken by the governments of the U.S. or China with respect to such trade and tariff matters. Any change in import and export regulations or related legislation, shift in approach to the enforcement or scope of existing regulations, or change in the countries, persons or technologies impacted by such regulations, could result in decreased use of Infinera’s products by, or in Infinera’s decreased ability to export or sell its products to, existing or potential customers with international operations. Failure to comply with these and similar laws on a timely basis, or at all, or any limitation on Infinera’s ability to develop, export or sell its products would adversely affect its business, financial condition and results of operations.

Infinera is subject to environmental regulations that could adversely affect its business.

Infinera is subject to complex U.S. and foreign environmental rules and regulations or other social initiatives that impact how and where Infinera manufactures its products. In particular, Infinera’s manufacturing operations use substances that are regulated by various federal, state, local, foreign and international laws and regulations governing health, safety and the environment, including U.S. Environmental Protection Agency regulations and the Waste Electrical and Electronic Equipment Directive, Directive on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (“RoHS”) and Registration, Evaluation, Authorization, and Restriction of Chemicals regulations adopted by the E.U. From time to time, the E.U. restricts or considers restricting certain substances under these directives. For example, InP has been considered for restriction under RoHS. Any restriction of InP or any other substance integral to Infinera’s systems could materially adversely affect Infinera’s business, financial condition and operating results. In addition, if Infinera experiences a problem complying with these laws and regulations, it could cause an interruption or delay in Infinera’s manufacturing operations or it could cause Infinera to incur liabilities or costs related to health, safety or environmental remediation or compliance. Infinera could also be subject to liability if it does not handle these substances in compliance with safety standards for handling, storage and transportation and applicable laws and regulations. If Infinera experiences a problem or fails to comply with such safety standards or laws and regulations, Infinera’s business, financial condition and operating results may be harmed.

Regulations relating to environmental, social and governance matters, as well as customer, supplier, investor or other stakeholder demands, may add operational complexity for Infinera.

There has been an increased focus on environmental, social and governance (“ESG”) matters that affect companies globally, including by the SEC, the E.U. and certain state governments. A number of customers have adopted, or may adopt, procurement policies that include ESG provisions or requirements that may impose additional burdens and costs on Infinera as suppliers. An increasing number of investors are also requiring companies to disclose corporate ESG policies, practices, goals and metrics. In addition, various governmental authorities are developing ESG and disclosure-related laws or regulations that could cause Infinera to incur significant compliance costs and other direct and indirect costs. Any disclosed goals and aspirations related to ESG are subject to assumptions that could change over time, may evolve as the Company and global ESG practices change, and may not be achieved. In addition, ESG-related standards and regulations are continuing to evolve and may not be adequately harmonized. Infinera’s efforts to abide by these regulations, to report against these standards and to accomplish Infinera’s ESG-related goals and aspirations present operational, reputational, financial, audit, legal and other risks. Infinera’s processes and controls may not always align with evolving standards, laws and regulations, Infinera’s interpretation thereof may differ from governmental authorities and other parties and the regulations and standards may continue to evolve, any of which could result in significant revisions to Infinera’s goals, reported progress toward those goals, or other ESG information Infinera discloses. In addition, any failure or perceived failure to pursue or fulfill previously stated goals and aspirations may result in reputational damage and loss of business, and could expose Infinera to government enforcement actions, private litigation or other adverse consequences, and may adversely affect Infinera’s business and results of operations.

Infinera is subject to global laws and regulations governing privacy, data protection, and cybersecurity that could adversely affect Infinera’s business or subject Infinera to liability.

Data privacy, data protection, and cybersecurity are areas of increasing focus for Infinera’s customers, governmental regulators and privacy advocates, and many jurisdictions, including the E.U., the U.S., China and other regions, are evaluating or have implemented laws and regulations relating to cybersecurity, privacy and data protection, which can affect the market and requirements for networking and communications equipment. For example, the General Data Protection Regulation (“GDPR”) in effect in the E.U., and similar regulatory standards in effect in the United Kingdom, the Personal Information Protection Law (“PIPL”) in China, the California Consumer Privacy Act (“CCPA”) and the California Privacy Rights Act (“CPRA”), other enacted or proposed legislation in the U.S., including comprehensive privacy legislation similar to the CCPA proposed, and in certain cases enacted, in numerous states, and enacted or proposed legislation in other jurisdictions, have created new compliance obligations with respect to data processing, privacy, data protection, and cybersecurity.

The laws, rules, regulations, standards and other actual and asserted obligations relating to privacy, data protection and cybersecurity to which Infinera may be subject, or that otherwise apply to Infinera’s business, are constantly evolving, and Infinera expects that there will continue to be new proposed laws, regulations and industry standards concerning these matters in the U.S., the E.U. and other jurisdictions. Infinera cannot fully predict the impact of the GDPR, the PIPL, the CCPA, the CPRA or other laws or regulations, including those that may be modified or enacted in the future, or new or evolving industry standards or actual or asserted obligations, relating to cybersecurity, privacy, or data protection or processing on Infinera’s business or operations. These laws, regulations, and standards have required Infinera to modify its practices and policies relating to privacy, data protection, cybersecurity, and data processing, and to incur substantial costs and expenses in an effort to comply, and Infinera expects to continue to incur such costs and expenses in the future and may find it necessary or appropriate to further modify Infinera’s relevant practices and policies. Any actual or perceived failure by Infinera or its customers, partners or vendors to comply with laws, regulations, or other actual or asserted obligations to which Infinera is or is alleged to be subject relating to cybersecurity, privacy or data protection could result in claims, litigation, and regulatory investigations and other proceedings, as well as damage to Infinera’s reputation. These could result in substantial costs, diversion of resources, fines, penalties, and other damages, and harm to Infinera’s customer relationships, its market position, and Infinera’s ability to attract new customers. Any of these could harm Infinera’s business, financial condition and results of operations.

A portion of Infinera’s revenue is generated by sales to government entities, which are subject to a number of uncertainties, challenges, and risks.

Infinera currently sells many of its solutions to various government entities, and Infinera may in the future increase sales to government entities. Sales to government entities are subject to a number of risks, including risks related to a highly competitive, expensive, and time-consuming sales process, which often requires significant upfront time and expense without any assurance that Infinera will complete a sale. Additionally, the sales process may be delayed by a shutdown of the U.S. federal government. If Infinera is successfully awarded a government contract, such award may be subject to appeals, disputes, or litigation, including, but not limited to, bid protests by unsuccessful bidders. Government demand and payment for Infinera’s solutions may be impacted by public sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public sector demand for Infinera’s solutions. Government entities may also have statutory, contractual, or other legal rights to terminate contracts for convenience or due to a default. For purchases by the U.S. federal government, the government may require certain products to be made in, or be products of, the U.S. or other high-cost manufacturing locations, and all of Infinera’s products may not be made in or products of jurisdictions that meet government requirements, and as a result, Infinera’s business and results of operations may suffer. Contracts with government entities may also include preferential pricing terms, including, but not limited to, “most favored customer” pricing.

Additionally, Infinera may be required to obtain special certifications to sell some or all of its solutions to government or quasi-government entities. Such certification requirements for Infinera’s solutions may change, thereby restricting Infinera’s ability to sell into the applicable government sector until Infinera has attained the revised certification. If Infinera’s products and subscriptions are late in achieving or fail to achieve compliance with these certifications and standards, or Infinera’s competitors achieve compliance with these certifications and standards before Infinera, Infinera may be disqualified from selling its products to such governmental entities, or be at a competitive disadvantage, which would harm Infinera’s business, financial condition and results of operations. There are no assurances that Infinera will find the terms for obtaining such certifications to be acceptable or that Infinera will be successful in obtaining or maintaining the certifications.

As a government contractor or subcontractor, Infinera must comply with laws, regulations, and contractual provisions relating to the formation, administration, and performance of government contracts and inclusion on government contract vehicles, which affect how Infinera and its partners do business with government agencies. As a result of actual or perceived noncompliance with government contracting laws, regulations, or contractual provisions, Infinera may be subject to non-ordinary course audits and internal investigations which may prove costly to Infinera’s business financially, divert management time, or limit Infinera’s ability to continue selling its products and services to its government customers. These laws and regulations may impose other added costs on Infinera’s business, and failure to comply with these or other applicable regulations and requirements, including non-compliance in the past, could lead to claims for damages from Infinera’s channel partners, downward contract price adjustments or refund obligations, civil or criminal penalties, termination of contracts or suspension or debarment from government contracting for a period of time with government agencies. Any such damages, penalties, disruption, or limitation in Infinera’s ability to do business with a government would adversely impact, and could have a material adverse effect on, Infinera’s business, financial condition, results of operations, reputation and growth prospects.

Infinera’s business could be adversely affected if its employees cannot obtain and maintain required security clearances or Infinera cannot maintain a required facility security clearance, or Infinera does not comply with legal and regulatory obligations regarding the safeguarding of classified information.

Infinera’s U.S. government contract revenue includes income derived from contracts that require its employees to maintain various levels of security clearances and may require Infinera to maintain a facility security clearance, to comply with Department of Defense (“DoD”) requirements. The DoD has strict security clearance requirements for personnel who perform work in support of classified programs. In general, access to classified information, technology, facilities, or programs are subject to additional contract oversight and potential liability. In the event of a security incident involving classified information, technology, facilities, programs, or personnel holding clearances, Infinera may be subject to legal, financial, operational and reputational harm. Infinera is limited in its ability to provide specific information about these classified programs, their risks, or any disputes or claims relating to such programs. As a result, investors have less insight into Infinera’s classified programs than Infinera’s other businesses and therefore less ability to fully evaluate the risks related to Infinera’s classified business or Infinera’s business overall. Obtaining and maintaining security clearances for employees involves a lengthy process, and it is difficult to identify, recruit, and retain employees who already hold security clearances. If Infinera’s employees are unable to obtain security clearances in a timely manner, or at all, or if Infinera’s employees who hold security clearances are unable to maintain their clearances or terminate employment with Infinera, then a customer requiring classified work could terminate an existing contract or decide not to renew the contract upon its expiration. To the extent Infinera is not able to obtain or maintain a facility security clearance, Infinera may not be able to bid on or win new classified contracts, and existing contracts requiring a facility security clearance could be terminated.

Failure to comply with anti-bribery, anti-corruption, anti-money laundering laws, and similar laws, could subject Infinera to penalties and other adverse consequences.

Infinera is subject to the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the UK Bribery Act, and possibly other anti-bribery and anti-money laundering laws in the U.S. and in countries outside of the U.S. in which Infinera conducts its activities. Anti-corruption and anti-bribery laws have been enforced aggressively and are interpreted broadly to generally prohibit companies, their employees, agents, representatives, business partners, and third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector.

Infinera sometimes leverages third parties to sell its products and conduct its business abroad. Infinera or its employees, agents, representatives, business partners or third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and may be held liable for the corrupt or other illegal activities of these employees, agents, representatives, business partners or third-party intermediaries even if Infinera does not explicitly authorize such activities. Infinera cannot assure you that all of its employees and agents will refrain from taking actions in violation of applicable law for which Infinera may be ultimately held responsible. As Infinera increases its international sales and business, its risks under these laws may increase.

These laws also require that Infinera keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. While Infinera has policies and procedures to address compliance with such laws, Infinera cannot assure you that none of its employees, agents, representatives, business partners or third-party intermediaries will take actions in violation of Infinera’s policies and applicable law, for which Infinera may be ultimately held responsible.

Any allegations or violation of the FCPA or other applicable anti-bribery, anti-corruption or anti-money laundering laws, could result in whistleblower complaints, sanctions, settlements, prosecution, enforcement actions, fines, damages, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions, or suspension or debarment from U.S. government contracts, all of which may have an adverse effect on Infinera’s reputation, business, results of operations, and prospects. Responding to any investigation or action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees.

General Infinera Risk Factors

Events that are outside Infinera’s control could harm its operations.

Infinera’s headquarters and the majority of its infrastructure, including its PIC fabrication manufacturing facility, are located in Northern California, an area that is susceptible to earthquakes, fires, floods and other natural disasters. Further, attacks and violence aimed at Northern California or at the U.S. energy or telecommunications infrastructure could hinder or delay the development and sale of Infinera’s products. In the event that an earthquake, targeted attack or other man-made or natural catastrophe were to destroy any part of Infinera’s or Infinera’s contract manufacturers’ or suppliers’ facilities, destroy or disrupt vital infrastructure systems, or interrupt Infinera’s operations or supply chain for any extended period of time, Infinera’s business, financial condition and results of operations would be harmed.

The trading price of Infinera Common Stock has been volatile and may be volatile in the future.

The trading prices of Infinera Common Stock and the securities of other technology companies have been and may continue to be highly volatile. Factors affecting the trading price of Infinera Common Stock include:

•	mergers and acquisitions by Infinera, by its competitors or by its customers or suppliers;

•

market conditions in Infinera’s industry, the industries of Infinera’s customers and the economy as a whole, including inventory adjustments, supply chain disruptions, global trade tariffs, and fluctuations in currency exchange rates, interest rates or inflation rates;

•	variations in Infinera’s operating results;

•

announcements of technological innovations, new services, service or manufacturing enhancements or government funding opportunities, strategic alliances or agreements by Infinera or by its competitors;

•	the gain or loss of customers;

•	recruitment or departure of key personnel;

•

changes in the estimates of Infinera’s future operating results or external outlook on those results or changes in recommendations or business expectations by any securities analysts that elect to follow Infinera Common Stock;

•	social, geopolitical, environmental or health factors, including pandemics or other public health emergencies where Infinera operates; and

•	adoption or modification of regulations, policies, procedures or programs applicable to Infinera’s business.

An economic downturn, negative financial news, continued inflation, high interest rates, declines in income or asset values, market conditions, changes to fuel and other energy costs, and other economic factors, may lead to market volatility and associated uncertainty. In addition, if the market for technology stocks or the broader stock market experiences a loss of investor confidence, the trading price of Infinera Common Stock could decline for reasons unrelated to Infinera’s business, financial condition or results of operations. Each of these factors, among others, could harm the value of an investment in Infinera Common Stock. Some companies that have had volatile market prices for their securities have had securities class action lawsuits filed against them. If a suit were filed against Infinera, regardless of its merits or outcome, it could result in substantial costs and divert management’s attention and resources.

Future sales of Infinera Common Stock could cause Infinera’s stock price to fall.

Infinera has sold, and may in the future sell, shares of Infinera Common Stock in underwritten offerings and have established, and may in the future establish, “at-the-market” offering programs pursuant to which Infinera may offer and sell shares of Infinera Common Stock. Sales of securities have resulted and will continue to result in dilution of Infinera’s existing stockholders, and such sales could cause Infinera’s stock price to fall.

In addition, if Infinera’s existing stockholders sell, or indicate an intent to sell, a large number of shares of Infinera Common Stock in the public market, it could cause Infinera’s stock price to fall. Infinera may also issue shares of common stock or securities convertible into Infinera Common Stock from time to time in connection with financings, acquisitions, investments or otherwise. Any such issuance would result in dilution to Infinera’s existing stockholders and could cause Infinera’s stock price to fall.

Anti-takeover provisions in the Infinera Certificate, Infinera Bylaws and Delaware law could discourage, delay or prevent a change in control of Infinera and may affect the trading price of Infinera Common Stock.

Infinera is a Delaware corporation and the anti-takeover provisions of the DGCL, which apply to Infinera, may discourage, delay or prevent a change in control by prohibiting Infinera from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change of control would be beneficial to Infinera’s existing stockholders. In addition, the Infinera Certificate and Infinera Bylaws may discourage, delay or prevent a change in Infinera’s management or control over Infinera that stockholders may consider favorable. The Infinera Certificate and Infinera Bylaws:

•	authorize the issuance of “blank check” convertible preferred stock that could be issued by the Infinera Board to thwart a takeover attempt;

•

establish a classified board of directors, as a result of which the successors to the directors whose terms have expired will be elected to serve from the time of election and qualification until the third annual meeting following their election;

•	require that directors only be removed from office for cause;

•	provide that vacancies on the board of directors, including newly created directorships, may be filled only by a majority vote of directors then in office rather than by stockholders;

•	prevent stockholders from calling special meetings; and

•	prohibit stockholder action by written consent, requiring all actions to be taken at a meeting of the stockholders.

The Infinera Bylaws designate the Court of Chancery of the State of Delaware and the federal district courts of the U.S. as the exclusive forums for substantially all disputes between Infinera and its stockholders, which will restrict Infinera’s stockholders’ ability to choose the judicial forum for disputes with Infinera or its directors, officers or employees.

The Infinera Bylaws provide that the Court of Chancery of the State of Delaware or, if such court lacks jurisdiction, any other state or federal court located in the State of Delaware, is the exclusive forum for any derivative action or proceeding brought on Infinera’s behalf; any action asserting a breach of fiduciary duty; any action arising pursuant to the DGCL, the Infinera Certificate or the Infinera Bylaws; or any action asserting a claim governed by the internal affairs doctrine. However, such exclusive forum provisions would not apply to any such claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within 10 days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than such court or for which such court does not have subject matter jurisdiction.

These provisions would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. Infinera stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, the Infinera Bylaws provide that, unless Infinera consents in writing to the selection of an alternative forum, the federal district courts of the U.S. will be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, Infinera would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of the Infinera Bylaws. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

These exclusive choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with Infinera or its directors, officers, or other employees, which may discourage lawsuits against Infinera and its directors, officers, and other employees. If a court were to find such exclusive-forum provisions to be inapplicable or unenforceable in an action, Infinera may incur further significant additional costs associated with resolving the dispute in other jurisdictions, all of which could harm Infinera’s business.

THE PARTIES TO THE MERGER

Nokia Corporation

Nokia is a company incorporated under the laws of the Republic of Finland and operates under the Finnish Companies Act. Nokia’s headquarters are located at Karakaari 7, FI-02610 Espoo, Finland, and its telephone number there is +358 10-4488-000.

Nokia ADSs are listed on the NYSE under the ticker symbol “NOK,” and the Nokia Shares are listed on the Nasdaq Helsinki Stock Exchange and the Euronext Paris Stock Exchange.

For more information about Nokia, please visit Nokia’s Internet website at https://www.nokia.com. Nokia’s Internet website address is provided as an inactive textual reference only. The information contained on Nokia’s Internet website or accessible through it (other than the documents incorporated by reference herein) does not constitute a part of this proxy statement/prospectus or any other report or document on file with or furnished to the SEC. Additional information about Nokia is included in the documents incorporated by reference into this proxy statement/prospectus. Please see the section of this proxy statement/prospectus entitled “Where You Can Find More Information.”

Neptune of America Corporation

Merger Sub was formed solely for the purpose of facilitating the Merger. Merger Sub has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the Merger and the other transactions contemplated by the Merger Agreement. By operation of the Merger, Merger Sub will be merged with and into Infinera, with Infinera surviving the Merger as a wholly owned subsidiary of Nokia. Merger Sub’s principal executive office is located at c/o Nokia Corporation, Karakaari 7, FI-02610 Espoo, Finland, and its telephone number is +358 10-4488-000.

Infinera Corporation

Infinera is a global supplier of innovative open optical networking solutions and advanced optical semiconductors that enable carriers, cloud operators, governments, and enterprises to scale network bandwidth, accelerate service innovation, and automate network operations. Infinera solutions deliver industry-leading economics and performance in long-haul, submarine, data center interconnect, and metro transport applications. Infinera’s headquarters are located at 6373 San Ignacio Avenue, San Jose, California 95119 and its telephone number is +1 (669) 295-1489.

The Infinera Common Stock is listed on Nasdaq under the ticker symbol “INFN.”

For more information about Infinera, please visit Infinera’s Internet website at http://www.infinera.com. Infinera’s internet website address is provided as an inactive textual reference only. The information contained on Infinera’s internet website or accessible through it (other than the documents incorporated by reference herein) do not constitute a part of this proxy statement/prospectus or any other report or document on file with or furnished to the SEC. Additional information about Infinera is included in the documents incorporated by reference into this proxy statement/prospectus. Please see the section of this proxy statement/prospectus entitled “Where You Can Find More Information.”

THE SPECIAL MEETING

Date, Time and Place of the Special Meeting

You may attend the Special Meeting via a live interactive webcast on October 1, 2024, at 10 A.M. Pacific Time, by visiting the following website: https://www.virtualshareholdermeeting.com/INFN2024SM. Online check-in will begin a few minutes prior to the Special Meeting and you should allow ample time for the check-in procedures. You will need the control number found on your proxy card or voting instruction form to participate in the Special Meeting (including voting your shares). If you lose your control number, you may join the Special Meeting as a guest, but you will not be able to vote. Infinera believes that a virtual meeting provides expanded access, improved communication and cost savings for its stockholders.

Matters to Be Considered at the Special Meeting

The purposes of the Special Meeting are as follows, each as further described in this proxy statement/prospectus:

•	The Merger Agreement Proposal: To consider and vote on the proposal to adopt the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus;

•

The Nonbinding Compensation Proposal: To consider and vote on a proposal to approve, on a non-binding, advisory basis, the compensation that will or may become payable by Infinera to its named executive officers in connection with the Merger; and

•

The Adjournment Proposal: To consider and vote on any proposal to postpone or adjourn the Special Meeting, from time to time, to a later date or dates, if necessary or appropriate, including to solicit additional proxies if there are insufficient votes to adopt the Merger Agreement at the time of the Special Meeting.

Record Date for the Special Meeting and Voting Rights

The Infinera Board has fixed the close of business on August 14, 2024, as the Record Date. You are entitled to vote at the Special Meeting if you owned shares of Infinera Common Stock as of the close of business on the Record Date. You are entitled to one vote for each share of Infinera Common Stock that you owned as of the close of business on the Record Date. As of the close of business on the Record Date, 235,773,288 shares of Infinera Common Stock were outstanding and entitled to vote at the Special Meeting.

A list of Infinera’s stockholders entitled to vote at the Special Meeting will be available at its principal executive offices located at 6373 San Ignacio Avenue, San Jose, California 95119 during regular business hours for a period of 10 days ending on the day before the Special Meeting.

Quorum

A quorum of stockholders is necessary to conduct the Special Meeting. The holders of record of a majority of the voting power of Infinera Common Stock issued and outstanding and entitled to vote must be present in person or represented by proxy to constitute a quorum for the Special Meeting. Abstentions are counted as present and entitled to vote for purposes of determining a quorum. Shares represented by “broker non-votes” (as described below) are counted as present and entitled to vote for purposes of determining a quorum. Shares of Infinera Common Stock held in “street name” through a bank, broker or other nominee will not be counted as present for the purpose of determining the existence of a quorum if no instructions have been provided to such entity on how to vote on any such proposals.

Vote Required; Abstentions and Broker Non-Votes

Except for the Adjournment Proposal, the vote required to approve each of the Proposals listed below assumes the presence of a quorum.

Proposal	Votes Required	Effects of Abstentions and Broker Non-Votes
The Merger Agreement Proposal	The affirmative vote of holders of a majority of the outstanding shares of Infinera Common Stock entitled to vote thereon.	Abstentions and broker non-votes will have the same effect as a vote AGAINST the proposal.

The Nonbinding Compensation Proposal	The affirmative vote of a majority of the voting power of the shares cast for or against this Proposal.	Abstentions and broker non-votes will have no effect.

The Adjournment Proposal	The affirmative vote of a majority of the voting power of the shares cast for or against this Proposal.	Abstentions and broker non-votes will have no effect.

Under the rules of Nasdaq, banks, brokers and other nominees who hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers and other nominees are not allowed to exercise their voting discretion with respect to the approval of matters listed in Nasdaq Rule 2251 without specific instructions from the beneficial owner. Generally, broker non-votes occur when shares held by a bank, broker or other nominee in “street name” for a beneficial owner are not voted with respect to a particular proposal because the bank, broker or other nominee: (1) has not received voting instructions from the beneficial owner; and (2) lacks discretionary voting power to vote those shares. A bank, broker or other nominee is entitled to vote shares held for a beneficial owner on routine matters without instructions from the beneficial owner of those shares. On the other hand, absent instructions from the beneficial owner of such shares, a bank, broker or other nominee is not entitled to vote shares held for a beneficial owner on non-routine matters. It is expected that all Proposals will be “non-routine” matters. Accordingly, if you are an Infinera stockholder and you do not instruct your bank, broker or other nominee on how to vote your shares of Infinera Common Stock, your bank, broker or other nominee is not permitted to vote your shares of Infinera Common Stock on any of the Proposals, and your shares will not be represented and will not be voted on any Proposal. It is therefore critical that you cast your vote by instructing your bank, broker or other nominee on how to vote.

If you are an Infinera stockholder and you fail to vote, fail to submit a proxy card or fail to return a voting instruction card instructing your bank, broker or other nominee how to vote on the Merger Agreement Proposal, this will have the same effect as a vote cast against the Merger Agreement Proposal and will not count toward determining whether a quorum is present. If you are an Infinera stockholder and you fail to vote, fail to submit a proxy or fail to return a voting instruction card instructing your bank, broker or other nominee how to vote on the Nonbinding Compensation Proposal or the Adjournment Proposal, this will have no effect on the vote count for such Proposal, and will not count toward determining whether a quorum is present.

If you are an Infinera stockholder of record, if you sign, date and return your proxy card without indicating how to vote on a Proposal (and you do not change your vote after delivering your proxy card), the shares of Infinera Common Stock represented by your proxy card will be voted for that Proposal in accordance with the recommendation of the Infinera Board.

Shares Held by Infinera’s Directors and Executive Officers

As of the Record Date, Infinera’s directors and executive officers beneficially owned and were entitled to vote, in the aggregate, 3,506,055 shares of Infinera Common Stock, representing approximately 1.5 percent of the voting power of all of the shares of Infinera Common Stock outstanding and entitled to vote at the Special Meeting.

As of the date of this proxy statement/prospectus, Infinera has not been informed that any of its directors or executive officers intend to vote their shares of Infinera Common Stock other than: (1) “FOR” the Merger Agreement Proposal; (2) “FOR” the Nonbinding Compensation Proposal; and (3) “FOR” the Adjournment Proposal.

Voting of Proxies

If your shares are registered in your name with Infinera’s transfer agent, Computershare Trust Company, N.A., you may vote your shares of Infinera Common Stock: (1) by proxy, by returning a signed and dated proxy card (a prepaid reply envelope is provided for your convenience; (2) by proxy, by granting a proxy electronically over the internet or by telephone (using the instructions found on the enclosed proxy card); or (3) by attending the Special Meeting and voting at the Special Meeting using a control number on the enclosed proxy card. You must have the enclosed proxy card available, and follow the instructions on the proxy card in order to grant a proxy electronically over the internet or by telephone.

If you attend the Special Meeting and wish to vote at the Special Meeting, you will need the control number located on the enclosed proxy card. Beneficial owners of shares of Infinera Common Stock held in “street name” will also need to present proof of ownership of shares of Infinera Common Stock (such as a bank or brokerage account statement) and must also provide a “legal proxy” from their bank, broker or other nominee in order to vote at the Special Meeting. You are encouraged to vote by proxy even if you plan to attend the Special Meeting. If you attend the Special Meeting and vote at the Special Meeting, your vote will revoke any previously submitted proxy.

All shares of Infinera Common Stock represented by properly signed and dated proxies (or proxies granted electronically over the internet or by telephone) will, if received before the Special Meeting, be voted at the Special Meeting in accordance with the instructions of the stockholder. Properly signed and dated proxies (or proxies granted electronically over the internet or by telephone) that do not contain voting instructions will be voted: (1) “FOR” the Merger Agreement Proposal; (2) “FOR” the Nonbinding Compensation Proposal; and (3) “FOR” the Adjournment Proposal.

If your shares of Infinera Common Stock are held in “street name” through a bank, broker or other nominee, you may vote by completing and returning the voting instruction form provided by your bank, broker or other nominee. If available from your bank, broker or other nominee, you may vote over the internet or telephone through your bank, broker or other nominee by following the instructions on the voting instruction form provided by your bank, broker or other nominee. You may also attend the Special Meeting and vote at the Special Meeting if you have a “legal proxy” from your bank, broker or other nominee giving you the right to vote your shares of Infinera Common Stock at the Special Meeting. If your shares of Infinera Common Stock are held in “street name” and you do not: (1) return the voting instruction form provided by your bank, broker or other nominee; (2) vote over the internet or by telephone through your bank, broker or other nominee; or (3) attend the Special Meeting and vote at the Special Meeting with a “legal proxy” from your bank, broker or other nominee, it will, in each case, have the same effect as if you voted “AGAINST” the Merger Agreement Proposal. It will not, however, have any effect on the outcome of the Nonbinding Compensation Proposal or the Adjournment Proposal.

Revocability of Proxies

If you are a stockholder of record, you may change your vote or revoke your proxy at any time before it is voted at the Special Meeting by:

•	signing another proxy card with a later date and returning it prior to the Special Meeting;

•	submitting a new proxy electronically over the internet or by telephone after the date of the earlier submitted proxy;

•	delivering a written notice of revocation to Infinera’s Corporate Secretary; or

•	attending the Special Meeting and voting at the Special Meeting using the control number on the enclosed proxy card.

If you have submitted a proxy, your attendance at the Special Meeting, in the absence of voting at the Special Meeting or submitting an additional proxy or revocation, will not have the effect of revoking your prior proxy.

If you hold your shares of Infinera Common Stock in “street name” through a bank, broker or other nominee, you should contact your bank, broker or other nominee for instructions regarding how to change your vote. You may also vote at the Special Meeting if you obtain a “legal proxy” from your bank, broker or other nominee giving you the right to vote your shares of Infinera Common Stock at the Special Meeting.

Any adjournment, postponement or other delay of the Special Meeting, including for the purpose of soliciting additional proxies in accordance with the Merger Agreement, will allow Infinera’s stockholders who have already sent in their proxies to revoke them at any time prior to their use at the Special Meeting.

Adjournment

In addition to the: (1) Merger Agreement Proposal; and (2) Nonbinding Compensation Proposal, Infinera stockholders are being asked to approve the Adjournment Proposal. If a quorum is not present at the Special Meeting, then either: (1) the chairperson of the Special Meeting; or (2) Infinera stockholders entitled to vote at the Special Meeting, present in person or represented by proxy, will have the power to adjourn the Special Meeting from time to time, without notice other than announcement at the Special Meeting, until a quorum is present or represented. The chairperson may also adjourn the Special Meeting to another place, if any, date or time, whether or not a quorum is present, regardless of the outcome of the vote on any proposal to adjourn the Special Meeting. In addition, the Special Meeting could be postponed before it commences, subject to the terms of the Merger Agreement. If the Special Meeting is adjourned or postponed, Infinera stockholders who have already submitted their proxies will be able to revoke them at any time before they are voted at the Special Meeting.

Proxy Solicitation Costs

Infinera has engaged Sodali & Co to assist in the solicitation of proxies for the Special Meeting. Infinera estimates that it will pay Sodali & Co a fee of approximately $25,000, plus reimbursement for certain fees and expenses. Infinera has agreed to indemnify Sodali & Co against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions).

Infinera also may be required to reimburse banks, brokers and other custodians, nominees and fiduciaries or their respective agents for their expenses in forwarding proxy materials to beneficial owners of Infinera Common Stock.

Infinera’s directors, officers and employees also may solicit proxies by telephone, mail, email, fax or over the internet or in person. They will not be paid any additional amounts for soliciting proxies.

Attending the Special Meeting

You may attend the Special Meeting via a live interactive webcast on October 1, 2024, at 10 A.M. Pacific Time, by visiting the following website: https://www.virtualshareholdermeeting.com/INFN2024SM. Online check-in will begin a few minutes prior to the Special Meeting and you should allow ample time for the check-in procedures. You will need the control number found on your proxy card or voting instruction form to participate in the Special Meeting (including voting your shares). If you encounter technical difficulties accessing the Special Meeting or during the Special Meeting, a support line will be available on the login page of the Special Meeting website. If you lose your control number, you may join the Special Meeting as a guest, but you will not be able to vote. Infinera believes that a virtual meeting provides expanded access, improved communication and cost savings for its stockholders.

Once online access to the Special Meeting is open, stockholders may submit questions pertinent to Special Meeting matters through the Special Meeting website. You may need the control number found on your proxy card or voting instruction form in order to submit questions. Questions pertinent to Special Meeting matters will be answered during the Special Meeting, subject to time constraints and any rules of conduct adopted with respect to the Special Meeting.

Tabulation of Votes; Results of the Special Meeting

Representatives of Broadridge Financial Solutions, Inc. will tabulate the votes and will act as independent inspector of election at the Special Meeting.

If available, Infinera may announce preliminary voting results at the conclusion of the Special Meeting. Infinera intends to publish final voting results in a Current Report on Form 8-K to be filed with the SEC following the Special Meeting.

Assistance

If you need assistance voting or in completing your proxy card, making an election relating to the Merger Consideration or have questions regarding the Special Meeting, please contact:

430 Park Avenue, 14th Floor

New York, NY 10022

Banks and Brokers Call: (203) 658-9400

Stockholders Call Toll Free: (800) 662-5200

E-mail: INFN@investor.sodali.com

PROPOSAL 1:

ADOPTION OF THE MERGER AGREEMENT

This proxy statement/prospectus is being furnished to you as a stockholder of Infinera as part of the solicitation of proxies by the Infinera Board for use at the Special Meeting to consider and vote on the Merger Agreement Proposal. A copy of the Merger Agreement, as well as the certificate of incorporation of the Surviving Corporation in the Merger included as an exhibit to the Merger Agreement, is attached as Annex A to this proxy statement/prospectus and is incorporated into this proxy statement/prospectus by reference.

The Infinera Board unanimously recommends that you vote “FOR” this Proposal.

PROPOSAL 2:

APPROVAL, ON A NON-BINDING, ADVISORY BASIS, OF CERTAIN MERGER-RELATED EXECUTIVE COMPENSATION

Section 14A of the Exchange Act, which was enacted as part of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, requires that Infinera provide its stockholders with the opportunity to vote, on a non-binding, advisory basis, on the compensation that will or may become payable by Infinera to Infinera’s named executive officers in connection with the Merger, as disclosed in the section of this proxy statement/prospectus entitled “The Merger—Interests of Infinera’s Directors and Executive Officers in the Merger—Golden Parachute Compensation,” including the additional disclosures referenced therein that otherwise are disclosed in the section of this proxy statement/prospectus entitled “The Merger—Interests of Infinera’s Directors and Executive Officers in the Merger.”

Infinera is asking its stockholders to approve the compensation that will or may become payable by Infinera to Infinera’s named executive officers in connection with the Merger. These payments are set forth in the section of this proxy statement/prospectus entitled “The Merger—Interests of Infinera’s Directors and Executive Officers in the Merger—Golden Parachute Compensation” and the accompanying footnotes and additional disclosures referenced therein. The various plans and arrangements pursuant to which these compensation payments may be made generally have previously formed part of Infinera’s overall compensation program for Infinera’s named executive officers and previously have been disclosed to stockholders in public filings, including Infinera’s annual proxy statement. These historical arrangements were adopted and approved by the Infinera Board or the Compensation Committee of the Infinera Board, which is composed solely of non-employee directors, and are believed to be reasonable and in line with marketplace norms.

Accordingly, Infinera is seeking approval of the following resolution at the Special Meeting:

“RESOLVED, that the stockholders of Infinera approve, on an advisory, non-binding basis, the compensation that will or may become payable to Infinera’s named executive officers in connection with the Merger as disclosed pursuant to Item 402(t) of Regulation S-K in the section captioned “The Merger—Interests of Infinera’s Directors and Executive Officers in the Merger—Golden Parachute Compensation” and the accompanying footnotes and additional disclosures referenced therein.”

Infinera stockholders should note that this proposal is not a condition to completion of the Merger, and as a non-binding, advisory vote, the result will not be binding on Infinera, the Infinera Board or Nokia. Further, the underlying plans and arrangements are contractual in nature and not, by their terms, subject to stockholder approval. Accordingly, regardless of the outcome of the advisory vote, if the Merger is consummated, Infinera’s named executive officers will be eligible to receive the compensation that is based on or that otherwise relates to the Merger in accordance with the terms and conditions applicable to those payments.

The Infinera Board unanimously recommends that you vote “FOR” this Proposal.

PROPOSAL 3:

ADJOURNMENT OF THE SPECIAL MEETING

Infinera is asking its stockholders to approve any proposal to adjourn the Special Meeting, from time to time, to a later date or dates, if necessary or appropriate, including to solicit additional proxies if there are insufficient votes to adopt the Merger Agreement Proposal at the time of the Special Meeting.

If Infinera stockholders approve this proposal, Infinera can adjourn the Special Meeting and any adjourned session of the Special Meeting and use the additional time to solicit additional proxies, including soliciting proxies from stockholders that have previously returned properly signed proxies voting against the Merger Agreement Proposal. Among other things, approval of this Proposal could mean that, even if Infinera received proxies representing a sufficient number of votes against the Merger Agreement Proposal such that the Merger Agreement Proposal would be defeated, Infinera could adjourn the Special Meeting without a vote on the Merger Agreement Proposal and seek to convince the holders of those shares to change their votes to votes in favor of the Merger Agreement Proposal. Additionally, Infinera may seek stockholder approval to adjourn the Special Meeting if a quorum is not present.

Infinera stockholders should also be aware that the chairperson of the Special Meeting may also adjourn the Special Meeting to another place, if any, date or time, whether or not a quorum is present, even if Infinera stockholders do not approve this Proposal.

The Infinera Board unanimously recommends that you vote “FOR” this Proposal.

ELECTION OF MERGER CONSIDERATION

Concurrently with the mailing of this proxy statement/prospectus, an election form will separately be mailed to each holder of record of shares of Infinera Common Stock. For more information regarding Merger Consideration, please see the section of this proxy statement/prospectus entitled “The Merger—Merger Consideration.”

Holders of Infinera Common Stock may make their Cash Election, Share Election and/or Mixed Election by properly completing, signing and returning the election form to Citibank, N.A. as Exchange Agent.

For an Election to be properly made, the Exchange Agent must receive a properly completed election form and, in the case of holders of physical stock certificates evidencing shares of Infinera Common Stock, any physical stock certificates (duly endorsed in blank or otherwise in a form acceptable for transfer on the books of Infinera) evidencing the shares of Infinera Common Stock to which such election form relates, as well as any additional documents specified in the election form, in each case by the Election Deadline. If you do not properly make an Election by the Election Deadline, you will be deemed to have elected to receive the applicable Cash Consideration. Carefully review and follow the instructions accompanying the election form. If you own Infinera Common Stock in “street name” through a bank, broker or other nominee and you wish to make an Election, you should follow the instructions provided by your bank, broker or other nominee when making your Election.

•

The Election Deadline is 5:00 p.m. New York City time, on September 30, 2024, which is the business day immediately prior to the Special Meeting. If the Special Meeting is delayed to a subsequent date, the Election Deadline shall be similarly delayed to a subsequent date, and Nokia and Infinera will promptly announce any such delay and, when determined, the rescheduled election deadline.

•	For more information regarding the election procedures, please see the section of this proxy statement/prospectus entitled “The Merger Agreement—Election Procedures.”

You may revoke your Election with respect to any of your shares of Infinera Common Stock prior to the Election Deadline. If you revoke your Election, you will be deemed to have elected to receive the applicable Cash Consideration with respect to the shares of Infinera Common Stock to which such Election previously applied, unless a contrary Election is subsequently made in respect of such shares prior to the Election Deadline. No Election in respect of any shares of Infinera Common Stock may be revoked after the Election Deadline, unless such revocation is prior to and in connection with a sale or transfer of such shares. Holders of Infinera Common Stock who wish to revoke an election in respect of their shares of Infinera Common Stock after the Election Deadline in connection with a sale or transfer of such shares must revoke such Election at least five business days prior to the Effective Time for such election revocation to be effective.

Holders of Infinera Common Stock who have made a valid Election in respect of their shares of Infinera Common Stock and wish to sell or otherwise transfer such shares need to revoke their Election prior to and in connection with selling or transferring such shares. If no subsequent Election is properly made in respect of such shares of Infinera Common Stock prior to the Election Deadline, or if the sale or transfer of such shares, and the revocation in connection therewith, occur after the Election Deadline, an election to receive the Cash Consideration will be deemed to have been made in respect of such shares and no contrary Election may subsequently be made.

For an election revocation by a registered holder to be effective, a written notice of withdrawal must be timely received by the Exchange Agent, Citibank, N.A., at its address set forth on the election form. Any such notice of withdrawal will specify: (1) the name, address and the taxpayer identification number (“TIN”) of the person who made the prior Election being revoked; (2) the number of shares of Infinera Common

Stock to be withdrawn from the Election; and (3) the name of the registered holder of such shares of Infinera Common Stock, if different from that of the person who submitted the election form. Registered holders are advised to contact the information agent, Sodali & Co, in order to receive the appropriate form of Notice of Withdrawal that the Exchange Agent will require in connection with the revocation of an Election.

For a holder whose shares of Infinera Common Stock are held through a bank, broker or other nominee, if the Election was made by your bank, broker or other nominee via DTC’s ATOP system, you need to contact your bank, broker or other nominee, and have such securities intermediary process your revocation.

If you hold your shares of Infinera Common Stock through a bank, broker or other nominee (often referred to as held in “street name”), you need to instruct your bank, broker or other nominee to make a timely Election on your behalf via the DTC ATOP system by delivery of an “agent’s message” to the applicable Exchange Agent account at DTC. DTC, participants in DTC, and other securities intermediaries are likely to establish cut-off times and dates that are earlier than the Election Deadline to receive instructions to make an Election. Your bank, broker or other nominee may charge you a transaction or service fee to make the Election. You should consult your securities intermediary to determine the cut-off time and date applicable to you, and whether you will be charged any transaction or service fee.

If you are a DTC participant and hold shares of Infinera Common Stock in a DTC account as a DTC participant, you must make an Election through DTC’s ATOP Program and complete the DTC –

ATOP procedure for book-entry transfer. An “agent’s message” must be transmitted by DTC and received by the Exchange Agent prior to the Election Deadline to validly make an Election.

If you hold a physical stock certificate representing your shares of Infinera Common Stock registered in your name, you need to timely deliver a fully completed and signed election form to the Exchange Agent at the address specified in the election form. Do not deliver your stock certificates to the Exchange Agent with the election form.

If you hold your shares of Infinera Common Stock in book-entry form outside of a bank, brokerage or custodian account, you need to timely deliver a fully completed and signed election form to the Exchange Agent at the address specified in the election form.

If you do not timely and properly complete, sign and return the election form by the Election Deadline, you will be deemed to have elected to receive the Cash Consideration.

Assistance

If you need assistance with making an Election relating to the Merger Consideration or have questions regarding the Special Meeting, please contact:

430 Park Avenue, 14th Floor

New York, NY 10022

Banks and Brokers Call: (203) 658-9400

Stockholders Call Toll Free: (800) 662-5200

E-mail: INFN@investor.sodali.com

THE MERGER

The following is a description of the material aspects of the Merger. While Nokia and Infinera believe that the following description covers the material terms of the Merger, the description may not contain all of the information that is important to you. You are encouraged to read carefully this entire proxy statement/prospectus, including the text of the Merger Agreement attached to this proxy statement/prospectus as Annex A, for a more complete understanding of the Merger. In addition, important business and financial information about each of Nokia and Infinera is included in or incorporated by reference into this proxy statement/prospectus. Please see the section of this proxy statement/prospectus entitled “Where You Can Find More Information.”

Merger Structure

Subject to the terms and conditions set forth in the Merger Agreement and in accordance with the DGCL, Merger Sub will merge with and into Infinera. As a result, the separate corporate existence of Merger Sub will cease and Infinera will survive the Merger, and continue to exist after the Merger as a wholly owned subsidiary of Nokia.

The Merger will become effective at such date and time as the Certificate of Merger is duly filed with the Delaware Secretary of State or at a subsequent date and time that Nokia and Infinera agree and specify in the Certificate of Merger.

Merger Consideration

The Merger Agreement generally provides that each share of Infinera Common Stock issued and outstanding immediately prior to the Effective Time (subject to certain limited exceptions set forth in the Merger Agreement) will be automatically cancelled and converted into the right to receive either cash, without interest, Nokia Shares, or a combination of both cash, without interest, and Nokia Shares. Each holder of Infinera Common Stock may make, on a share-by-share basis, a Cash Election, a Share Election or a Mixed Election, subject to certain proration provisions described below:

•	If you make a Cash Election for a share of Infinera Common Stock you will receive the Cash Consideration.

•	If you make a Share Election for a share of Infinera Common Stock you will receive the Share Consideration.

•	If you make a Mixed Election for a share of Infinera Common Stock you will receive the Mixed Consideration.

In each case, the Nokia Shares will be delivered in the form of Nokia ADSs, each representing a beneficial interest in one Nokia Share, subject to the terms and conditions of the Deposit Agreement for the Nokia ADSs.

As a result of the proration mechanism in the Merger Agreement, depending on the elections made by all Infinera stockholders, you may not receive the exact form of Merger Consideration that you elect. In the Merger: (1) no more than 30 percent of the aggregate Merger Consideration will be paid in the form of Nokia Shares; and (2) at least 70 percent of the aggregate Merger Consideration will be paid in cash. The Merger Consideration is also subject to adjustments for any stock splits, stock dividend, reorganization or similar recapitalization with respect to Infinera Common Stock or Nokia Shares. The maximum number of Nokia Shares that Nokia is obligated to issue in the Merger is equal to Maximum Stock Amount.

For more information relating to such proration mechanism, please see the section of this proxy statement/prospectus entitled “The Merger Agreement—Proration of Merger Consideration.”

Concurrently with the mailing of this proxy statement/prospectus, an election form will separately be mailed to each holder of record of shares of Infinera Common Stock. Each holder of record of shares of Infinera Common Stock can make their Election by properly completing, signing and returning the election form. For an Election to be properly made, the Exchange Agent must receive a properly completed election form and, in the case of holders of physical stock certificates evidencing shares of Infinera Common Stock, any physical stock certificates (duly endorsed in blank or otherwise in a form acceptable for transfer on the books of Infinera) evidencing the shares of Infinera Common Stock to which such election form relates, as well as any additional documents specified in the election form, in each case by the Election Deadline.

If your shares of Infinera Common Stock are held through a bank, broker or other nominee, you will receive instructions from your bank, broker or other nominee that you must follow in order to make your Election.

The Election Deadline is 5:00 p.m., New York City time on the business day that is immediately prior to the Special Meeting. If the Special Meeting is delayed to a subsequent date, the Election Deadline will be similarly delayed to a subsequent date, and Nokia and Infinera will promptly announce any such delay and, when determined, the rescheduled election deadline.

Any shares of Infinera Common Stock for which an Election is not made will be deemed to have made a Cash Election.

If holders of record of shares of Infinera Common Stock do not properly make an Election by the Election Deadline, they will be deemed to have made a Cash Election. Carefully review and follow the instructions accompanying the election form. If you own Infinera Common Stock in “street name” through a bank, broker or other nominee and you wish to make an election, you should follow the instructions provided by your bank, brokerage firm or other nominee when making your election.

Holders of Infinera Common Stock who have made a valid Election in respect of their shares of Infinera Common Stock and wish to sell or otherwise transfer such shares need to revoke their Election prior to and in connection with selling or transferring such shares. If no subsequent Election is properly made in respect of such shares of Infinera Common Stock prior to the Election Deadline, or if the sale or transfer of such shares, and the revocation in connection therewith, occur after the Election Deadline, an election to receive the Cash Consideration will be deemed to have been made in respect of such shares and no contrary election may subsequently be made. Holders of Infinera Common Stock who wish to revoke an election in respect of their shares of Infinera Common Stock after the Election Deadline in connection with a sale or transfer of such shares must revoke such election at least five business days prior to the Effective Time for such election revocation to be effective.

For more information relating to Elections of Merger Consideration, please see the sections of this proxy statement/prospectus entitled “Election of Merger Consideration” and “The Merger Agreement—Election Procedures.”

If the holders of Infinera Common Stock make Share Elections and Mixed Elections that result in the issuance of a number of Nokia Shares, represented by Nokia ADSs, that is greater than the Maximum Stock Amount then as a result of the proration mechanism in the Merger Agreement, you may not receive the exact form of Merger Consideration that you elect. In the Merger: (1) no more than 30 percent of the aggregate Merger Consideration will be paid in the form of Nokia Shares; and (2) at least 70 percent of the aggregate Merger Consideration will be paid in cash. The Merger Consideration is also subject to adjustments for any stock splits, stock dividend, reorganization or similar recapitalization with respect to Infinera Common Stock or Nokia Shares. The maximum number of Nokia Shares that Nokia is obligated to issue in the Merger is equal to Maximum Stock Amount.

The value of the Share Consideration and the Mixed Consideration will fluctuate as the market price of Nokia ADSs fluctuates because the Share Consideration and the Mixed Consideration are payable in a fixed number of Nokia ADSs. As a result, the value of the Share Consideration or the Mixed Consideration that Infinera stockholders will receive upon completion of the Merger could be greater than, less than or the same as the value of the Share Consideration or the Mixed Consideration on the date of this proxy statement/prospectus or on the date on which Infinera stockholders make their election. Accordingly, Nokia and Infinera encourage Infinera stockholders to obtain current stock price quotations for Nokia Shares before making their election.

For more information relating to the Merger Consideration, please see the section of this proxy statement/prospectus entitled “The Merger Agreement—Merger Consideration.”

Background of the Merger

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. This chronology does not purport to catalogue every conversation of or among the Infinera Board, its committees, its representatives or other parties, or of or among the Nokia Board, its committees, its representatives or other parties.

The Infinera Board regularly evaluates Infinera’s strategic direction and ongoing business plans with a view toward strengthening Infinera’s business and enhancing stockholder value. As part of this evaluation, the Infinera Board regularly discusses structural considerations that, in the opinion of the Infinera Board, impacted Infinera’s ability to achieve sustained profitability and build long-term stockholder value. These considerations principally revolve around Infinera’s lack of scale. Historically, this lack of scale manifested in an inability of Infinera to invest in research and development and go-to-market initiatives in a manner that would sustainably drive additional demand for Infinera’s products and generate an acceptable return on investment. Infinera’s lack of significant cash resources (particularly in relation to the financial capabilities of Infinera’s key competitors, many of which are larger and better capitalized) for investment in its business, and Infinera’s inability to meaningfully increase its cash balance without engaging in dilutive or expensive financing activities, exacerbated Infinera’s lack of scale. Finally, the nature of the networking and communications infrastructure industry also limited Infinera’s prospects, as the industry is characterized by: (1) large customers with significant buying power; (2) large market leaders with significant market share; and (3) rapid technological innovation, which requires significant research and development investment.

The Infinera Board regularly considers strategic transactions that would help to alleviate Infinera’s lack of scale and attempt to ameliorate the other structural considerations identified by the Infinera Board. In recent years, the Infinera Board approached these transactions with the goal of achieving some or all of the following objectives: (1) increasing Infinera’s cash balance; (2) increasing Infinera’s ability to invest in research and development and go-to-market initiatives; and (3) ensuring that Infinera could achieve economies of scale in its semiconductor fabrication and packaging operations. The Infinera Board considered a wide range of strategic transactions, including: (1) acquisitions; (2) divestitures; (3) strategic partnerships; (4) financing activities; (5) a separation of Infinera into two independent businesses; and (6) a sale of Infinera. With respect to financing transactions, the Infinera Board was aware that these transactions, in addition to being dilutive or expensive, would not necessarily solve Infinera’s lack of scale. At points, Infinera management and representatives of Infinera’s financial advisers met with potential counterparties, including Nokia, to discuss a variety of transactions and ways of working together. These discussions never advanced beyond the formative stages. The Infinera Board and, after its formation, the Strategic Committee (as defined below), were regularly kept apprised of these meetings and discussions. In addition, from time to time, members of the Infinera Board met informally with representatives of participants in the networking and communications infrastructure industry, including potential counterparties. The Infinera Board and, after its formation, the Strategic Committee (as defined below), was also regularly kept apprised of these meetings and discussions.

In the second half of 2020 and into 2021, the Infinera Board, with the assistance of Wilson Sonsini and an internationally recognized financial adviser, conducted a review of strategic alternatives, including the possible sale of Infinera (such review, the “Prior Strategic Review Process”). To better understand the strategic alternatives available to Infinera, the financial adviser assisting Infinera, at the instruction of the Infinera Board, contacted, on a confidential basis, a range of strategic industry participants and financial sponsors (including Nokia, Strategic A (as defined below) and Sponsor 1 (as defined below)) concerning their respective interest in pursuing a transaction with Infinera. With respect to Nokia, members of Infinera management and representatives of Infinera’s financial adviser met several times with representatives of Nokia concerning transactions that the two companies could engage in, including an acquisition of Infinera by Nokia. Nokia ultimately declined to pursue any type of transaction with Infinera.

In February 2021, as part of the Prior Strategic Review Process, the Infinera Board formed a strategic committee (the “Strategic Committee”) to provide assistance to, and oversight of, Infinera management and Infinera’s advisers. The Strategic Committee was formed in light of the benefits, convenience and efficiency of having a subset of directors, on behalf of the Infinera Board, oversee the broader review of strategic alternatives given: (1) the potentially significant workload that could be involved in any decision by Infinera to pursue strategic alternatives; and (2) the possibility that Infinera management and Infinera’s advisers would need feedback and direction on relatively short notice. The Strategic Committee was not formed due to any actual or perceived conflict of any director or officer of Infinera. The Infinera Board authorized and instructed the Strategic Committee to, among other things: (1) oversee and assist Infinera management and Infinera’s advisers with respect to the evaluation and exploration of strategic alternatives; (2) explore, evaluate, consider, review and negotiate the terms and conditions of any transaction relating to any strategic alternative, and to take such other actions with respect to any strategic alternative as the Strategic Committee deemed necessary, appropriate or advisable; and (3) recommend to the Infinera Board what action, if any, should be taken by Infinera with respect to any strategic alternative. The Infinera Board retained the exclusive power and authority to approve the final decision to pursue a strategic alternative, including a sale of Infinera. The Strategic Committee was composed of George A. Riedel (who also served as chair), Gregory P. Dougherty, David W. Heard and Amy H. Rice. A fifth member of the Infinera Board was initially appointed to the Strategic Committee, but this director left the Strategic Committee upon the conclusion of that director’s service on the Infinera Board. These individuals were selected because of, among other things, their substantial familiarity with Infinera and its business and their experience in similar circumstances. The Infinera Board did not provide for the payment of any new or additional compensation to the members of the Strategic Committee in connection with their service on the Strategic Committee. Other members of the Infinera Board were invited to, and regularly attended, meetings of the Strategic Committee.

By October 2021, the Prior Strategic Review Process yielded a non-binding proposal from a strategic industry participant (referred to as “Strategic A”) to acquire Infinera for $11.00 per share of Infinera Common Stock in a transaction that, at the election of Infinera stockholders, could include a portion of the consideration payable in the form of stock of Strategic A. By this time, all other parties (including Nokia) participating in the Prior Strategic Review Process had declined to pursue a transaction with Infinera. After completing a substantial amount of due diligence, Strategic A elected to withdraw its acquisition proposal due to regulatory considerations. As a result, the Infinera Board concluded the Prior Strategic Review Process. On October 29, 2021 (the last trading day of October 2021), Infinera Common Stock closed trading at $7.59 per share.

Following the conclusion of the Prior Strategic Review Process, Infinera, and the networking and communications infrastructure industry more generally, were increasingly impacted by the follow-on effects of the COVID-19 pandemic and other macroeconomic challenges, including rising interest rates, sustained inflation and significant supply chain disruptions. In addition, growth estimates for the networking and communications infrastructure industry were consistently adjusted downward as customers struggled to adapt to a changed environment. Under these circumstances, Infinera was not consistently able to achieve its business model objectives. Since mid-2021 and prior to the announcement of the Merger, Infinera’s stock price had declined approximately 40 percent (and closed trading at $4.75 per share on December 29, 2023), and the stock prices of its closest competitors have generally declined by comparable magnitudes. These industry-wide developments served to deepen the conviction of the Infinera Board as to the importance of scale for sustained success in the networking and communications infrastructure industry, and of the need for Infinera to regularly review its strategic alternatives.

In July 2022, Mr. Heard, Infinera’s Chief Executive Officer, and Federico Guillén, Nokia’s President of Network Infrastructure (a business group of Nokia which delivers fixed access, IP routing, data center networks and optical transport for business-critical and mission-critical applications for CSP, enterprise and webscale customers), met to become better acquainted. During this conversation, Messrs. Heard and Guillén spoke about the importance of scale in the networking and communications infrastructure industry, and about how a combination of Infinera with Nokia’s Network Infrastructure business (whether structured as an acquisition of all of Infinera or as a combination of certain assets of Nokia and Infinera) could create additional scale for both businesses. Beyond these matters, Messrs. Heard and Guillén did not discuss specifics of a transaction between Nokia and Infinera. Mr. Heard kept the members of the Strategic Committee and the Infinera Board updated on this and subsequent conversations with Mr. Guillén.

In September 2022, Messrs. Heard and Guillén met again, and continued their prior conversations about (1) the importance of scale in the networking and communications infrastructure industry; and (2) how a significant transaction between Nokia and Infinera could create additional scale for both businesses. Beyond these matters, Messrs. Heard and Guillén did not discuss specifics of a transaction between Nokia and Infinera.

In November 2022, the Strategic Committee interviewed Centerview and one other firm to serve as Infinera’s financial adviser. The members of the Strategic Committee were well acquainted with Centerview, and were aware of Centerview’s qualifications, expertise and reputation, as well as its knowledge of Infinera’s business and industry. After concluding these interviews, the Strategic Committee agreed with Infinera management’s recommendation to retain Centerview.

On January 17, 2023, representatives of Centerview provided the Infinera Board with customary relationship disclosures.

On January 28, 2023, the Strategic Committee reviewed and approved the retention of Centerview as Infinera’s financial adviser on the terms set forth in the proposed engagement letter (which letter had an effective date of January 26, 2023). Following the formal engagement of Centerview, over the course of 2023 and the first half of 2024, at the direction of the Strategic Committee or the Infinera Board, representatives of Centerview held discussions with various counterparties to evaluate each counterparty’s potential interest in exploring a strategic transaction with Infinera. Centerview and Infinera management engaged with a total of 12 potential counterparties, composed of seven strategic industry participants (including Strategic B (as defined below) and Strategic C (as defined below) and five financial sponsors (including Sponsor 1).

On February 24, 2023, at the direction of the Infinera Board, representatives of Centerview met with representatives of Strategic A to discuss the state of the networking and communications infrastructure industry. The representatives of Centerview informed the representatives of Strategic A that Centerview had been retained by Infinera as Infinera’s financial adviser and offered to arrange a call between Strategic A and Infinera management to provide an update on Infinera’s business.

Subsequent to this meeting, Strategic A did not engage in further discussions with Centerview or Infinera management.

In February 2023 and again in March 2023, members of Infinera management and representatives of Centerview separately met with representatives of a strategic industry participant (referred to as “Strategic B”) to discuss potential interest by Strategic B in a strategic transaction with Infinera. Discussions with Strategic B never advanced beyond the formative stages.

On March 14, 2023, Reuters reported that Infinera was actively working with Centerview on a formal sale process that would launch within a few weeks.

Following the publication of the Reuters article, several financial sponsors contacted Infinera on an unsolicited basis to express their interest in learning more about Infinera and its business.

In April 2023, Messrs. Heard and Guillén spoke again, and continued their prior conversations about: (1) the importance of scale in the networking and communications infrastructure industry; and (2) how a significant transaction between Nokia and Infinera could create additional scale for both businesses. Beyond these matters, Messrs. Heard and Guillén did not discuss specifics of a transaction between Nokia and Infinera.

On June 7, 2023, during a regularly scheduled meeting of the Infinera Board, the Infinera Board again discussed the structural considerations that, in the opinion of the Infinera Board, impacted Infinera’s ability to achieve scale and sustained profitability, and to build long-term stockholder value. Present for this discussion were members of Infinera management and representatives of Centerview. The representatives of Centerview provided perspectives on Infinera’s business and competitive position. The representatives of Centerview discussed: (1) the analyses of strategic alternatives and other transaction identification work undertaken by Infinera in the recent past; (2) the results of those efforts; and (3) strategic transactions that Infinera could pursue, including a sale of Infinera, and the potential counterparties that, in the opinion of Centerview, were the most likely to have the financial capability and interest in pursuing a transaction with Infinera (which parties included Nokia, Strategic A, Strategic B and Strategic C (as defined below)). With respect to Strategic A, it was noted that Strategic A did not engage with Infinera despite the offer of engagement in February 2023, and that Strategic A had recently shifted its acquisition focus away from optical networking. As such, the Infinera Board concluded that engagement with Strategic A was not likely to be fruitful, and was accompanied by significant risks related to the exposure of Infinera’s confidential information to Strategic A. The representatives of Centerview reviewed an illustrative analysis of a “take-private” acquisition of Infinera by a financial sponsor, and discussed various considerations associated with such a transaction. The Infinera Board considered the maturity in 2024, 2027 and 2028 of a significant portion of Infinera’s long-term debt, and the impact that this maturity was likely to have on Infinera’s ability to execute on its strategic plan as an independent public company. The Infinera Board concluded that: (1) the ability of Infinera to deliver long-term stockholder value continued to be meaningfully constrained by (a) its lack of scale relative to its competitors and (b) its lack of significant cash resources; and (2) these concerns, in addition to evolving dynamics in the networking and communications infrastructure industry, warranted a more aggressive pursuit by Infinera of a strategic transaction that would position Infinera to address some or all of the structural considerations identified by the Infinera Board. As a first step, the Infinera Board instructed Centerview to contact selected financial sponsors (chosen at the discretion of Infinera management with assistance from Centerview) that were likely to have an interest in pursuing, and the capability to successfully consummate, a transaction with Infinera. The Infinera Board also discussed the past conversations between Messrs. Heard and Guillén, and the possibility that Nokia could have an interest in a transaction with Infinera. In addition, the Infinera Board concluded that, as appropriate, Infinera management should continue to engage in discussions with other participants in the networking and communications infrastructure industry.

On June 21, 2023, members of Infinera management, including Mr. Heard, met with representatives of Centerview to discuss various financial sponsors that were likely to have an interest in pursuing, and the capability to successfully consummate, a transaction with Infinera. Infinera management selected three financial sponsors (two of whom were among the financial sponsors who had expressed an interest in March 2023 in learning more about Infinera and its business). Although a fourth financial sponsor was identified as meriting serious consideration, it was ultimately determined not to contact that financial sponsor due to commercial contract considerations.

In the following weeks, at the direction of the Infinera Board, Centerview contacted the chosen financial sponsors concerning their respective interest in pursuing a potential strategic transaction with Infinera. Members of Infinera management gave presentations concerning Infinera and its business to each of these financial sponsors. In connection with these discussions, Infinera entered into confidentiality agreements with each of these financial sponsors. These confidentiality agreements contained customary “standstill” provisions restricting the respective financial sponsor from making public proposals with respect to the acquisition of Infinera without Infinera’s prior consent (which restrictions would terminate upon the occurrence of, among other things, Infinera’s execution of a definitive agreement with a third party to acquire more than 50 percent of Infinera’s outstanding equity securities). These confidentiality agreements did not: (1) restrict the applicable financial sponsor, at any time, from making confidential acquisition proposals to the Infinera Board; or (2) include “don’t ask, don’t waive” or similar provisions prohibiting the applicable financial sponsor from requesting that Infinera release the applicable financial sponsor from its “standstill” restrictions.

In July 2023, Messrs. Heard and Guillén spoke again, and continued their prior conversations about: (1) the importance of scale in the networking and communications infrastructure industry; and (2) how a significant transaction between Nokia and Infinera could create additional scale for both businesses. Beyond these matters, Messrs. Heard and Guillén did not discuss specifics of a transaction between Nokia and Infinera.

By August 2023, Infinera had received feedback from all three financial sponsors that each was not interested in pursuing an acquisition of, or other significant transaction with, Infinera. In general terms, each financial sponsor expressed its belief that Infinera: (1) was well-managed and (2) there were not significant opportunities to unlock value that were not already being pursued by Infinera management.

On September 13, 2023, during a regularly scheduled meeting of the Infinera Board, the Infinera Board received an update on the work undertaken in connection with the pursuit of a strategic transaction, including: (1) the results of Infinera’s discussions with the three financial sponsors; and (2) the discussions between Nokia and Infinera.

In October 2023, after evaluating PJT Partners’ qualifications, expertise and reputation, as well as its knowledge of Infinera’s business and industry, Nokia management retained PJT Partners to serve as its financial adviser.

On October 2, 2023, Messrs. Heard and Guillén met for lunch at Mr. Guillén’s request. During this meeting, Mr. Guillén stated that Nokia was ready to explore, on a more serious and formal nature, a significant transaction between Nokia and Infinera, and asked that Infinera work with Nokia to see if an acceptable transaction could be reached.

On October 4, 2023, Infinera and a subsidiary of Nokia entered into a confidentiality agreement. This confidentiality agreement did not contain a “standstill” provision.

On October 20, 2023, during a regularly scheduled meeting of the Infinera Board, the Infinera Board received an update on the work undertaken in connection with the pursuit of a strategic transaction,

including the upcoming meeting between members of Infinera management and members of Nokia management.

On October 23, 2023, and October 24, 2023, at the request of Nokia, members of Nokia management, including Mr. Guillén, and members of Infinera management, including Mr. Heard, met in person to discuss Infinera’s business. During this discussion, members of Infinera management expressed their perspective on the opportunities available to Nokia should it acquire Infinera, including the potential synergies. Nokia did not make a specific transaction proposal at this meeting.

On November 1, 2023, Messrs. Heard and Guillén spoke. During this conversation, Mr. Guillén confirmed Nokia’s interest in continuing to discuss a possible significant transaction with Infinera.

On November 20, 2023, Messrs. Heard and Guillén spoke. During this conversation, Mr. Guillén again confirmed Nokia’s interest in continuing to discuss a possible significant transaction with Infinera.

On November 23, 2023, Messrs. Heard and Guillén spoke. During this conversation, each shared contact information for the financial adviser retained by their respective companies, after which each directed their respective financial advisers to convene a discussion regarding structures of a potential transaction, amongst other related topics.

On November 27, 2023, representatives of Centerview spoke with representatives of PJT Partners, Nokia’s financial advisor. During this call, the representatives of Centerview conveyed (as previously discussed with the Infinera Board) Infinera’s preference, due to the strategic benefits and value creation opportunity, for an acquisition of all of Infinera by Nokia rather than an acquisition of specific assets, but the representatives of Centerview made clear that Infinera was willing to discuss a variety of transaction structures with Nokia.

On November 28, 2023, representatives of PJT Partners provided representatives of Centerview with an initial set of due diligence questions concerning Infinera.

On November 30, 2023, representatives of Centerview spoke with representatives of PJT Partners to discuss the due diligence questions and make plans for meetings between members of each of Infinera management and Nokia management. The representatives of Centerview: (1) conveyed that Infinera would expect Nokia’s feedback on transaction terms (specifically with regard to consideration and share price, structure and timing) following these meetings; and (2) emphasized that an acquisition of all of Infinera remained Infinera’s preference.

On December 1, 2023, Messrs. Heard and Guillén spoke about the status of Nokia’s consideration of a potential strategic transaction with Infinera.

On December 5, 2023, Nokia and Infinera entered into a second confidentiality agreement. This confidentiality agreement contained customary “standstill” provisions restricting Nokia from making public proposals with respect to the acquisition of Infinera without Infinera’s prior consent (which restrictions would terminate upon the occurrence of, among other things, Infinera’s execution of a definitive agreement with a third party to acquire more than 50 percent of Infinera’s outstanding equity securities). This confidentiality agreement did not: (1) restrict Nokia, at any time, from making confidential acquisition proposals to the Infinera Board; or (2) include “don’t ask, don’t waive” or similar provisions prohibiting Nokia from requesting that Infinera release Nokia from its “standstill” restrictions. This confidentiality agreement replaced the confidentiality agreement entered into in October 2023.

On December 6, 2023, Messrs. Heard and Guillén met for breakfast and to discuss the status of Nokia’s consideration of a potential strategic transaction with Infinera.

On December 7, 2023, members of Infinera management, including Mr. Heard, gave a presentation to members of Nokia management, including Mr. Guillén. This presentation provided Nokia with information about Infinera and its business and prospects, as well as responses to the due diligence questions received from Nokia. Representatives of each of Centerview and PJT Partners attended this meeting.

On December 12, 2023, representatives of each of Centerview and PJT Partners, at the direction of Infinera and Nokia, respectively, discussed the status of Nokia’s consideration of a potential strategic transaction with Infinera, along with the structure of potential consideration to be offered by Nokia.

On December 13, 2023, during a regularly scheduled meeting of the Infinera Board, the status of Infinera’s review of strategic alternatives was discussed. Present for this discussion were members of Infinera management and representatives of Centerview. The representatives of Centerview discussed Nokia’s interest in continuing to explore a possible transaction with Infinera, as well as the strategic rationale for an acquisition. Mr. Heard reminded the Infinera Board of his conversations with Mr. Guillén, and of the meetings that Infinera management had with Nokia management. Alternatives to a potential strategic transaction with Nokia were discussed, and the Infinera Board concluded that alternatives should continue to be pursued.

On December 19, 2023, at the direction of the Infinera Board, representatives of Centerview contacted an executive of a strategic industry participant (referred to as “Strategic C”) to discuss the state of the networking and communications infrastructure industry and potential interest by Strategic C in a strategic transaction with Infinera.

On December 21, 2023, Messrs. Heard and Guillén spoke about the status of Nokia’s consideration of a potential strategic transaction with Infinera.

On January 4, 2024, representatives of PJT Partners provided representatives of Centerview with additional due diligence questions concerning Infinera.

On January 9, 2024, Infinera responded to the additional due diligence questions from Nokia.

On January 11, 2024, Messrs. Heard and Guillén met for dinner and to discuss the status of Nokia’s consideration of a potential strategic transaction with Infinera.

On January 15, 2024, Messrs. Heard and Guillén spoke. During this discussion, Mr. Guillén stated that Nokia was accelerating its work in connection with considering a transaction with Infinera.

On January 17, 2024, members of Infinera management, including Mr. Heard, met with senior executives of Strategic C to provide an overview of Infinera and its business and prospects. Representatives of Centerview were also in attendance. At this meeting, the parties principally focused on a transaction involving a combination of the manufacturing assets of Infinera and Strategic C, and how such a transaction could benefit both companies. The discussions with Strategic C occurred pursuant to an existing confidentiality agreement that did not contain a “standstill” provision.

Also on January 17, 2024, representatives of Centerview spoke with representatives of PJT Partners concerning the status of Nokia’s consideration of a potential strategic transaction with Infinera, as well as to organize site visits to Infinera’s facilities by representatives of Nokia.

On January 19, 2024, representatives of Strategic C provided representatives of Centerview with a set of due diligence questions concerning Infinera.

On January 23, 2024, representatives of Centerview spoke with representatives of Strategic C about Strategic C’s due diligence of Infinera and the status of Strategic C’s interest in a strategic transaction with Infinera.

On January 25, 2024, during a regularly scheduled meeting of the Infinera Board, the Infinera Board discussed the status of discussions with Nokia and other potential strategic transaction counterparties.

On January 26, 2024, Infinera responded to the due diligence questions from Strategic C.

On January 31, 2024, Messrs. Heard and Guillén spoke. Mr. Guillén informed Mr. Heard that Nokia remained interested in a transaction with Infinera but needed additional time to evaluate that transaction.

On February 2, 2024, representatives of Centerview spoke with representatives of Strategic C about the status of Strategic C’s interest in a strategic transaction with Infinera.

On February 7, 2024, and February 8, 2024, representatives of Nokia toured Infinera’s manufacturing and packaging facilities in Pennsylvania and California.

On February 12, 2024, Messrs. Heard and Guillén spoke about Nokia’s perceptions of Infinera’s manufacturing and packaging facilities.

Also on February 12, 2024, representatives of Centerview spoke with representatives of PJT Partners about the status of Nokia’s consideration of a potential strategic transaction with Infinera.

On February 14, 2024, members of Infinera management met with senior executives of Strategic C to further discuss transactions and partnerships in which Infinera and Strategic C could engage, as well as the due diligence information provided by Infinera.

Also on February 14, 2024, representatives of PJT Partners discussed the status of Nokia’s consideration of a potential strategic transaction with Infinera with representatives of Centerview. During this conversation, the representatives of PJT Partners stated that Nokia needed additional time to complete its analysis of a potential strategic transaction with Infinera.

On February 21, 2024, Infinera responded to additional due diligence questions raised by Strategic C during the meeting on February 14, 2024.

Also on February 21, 2024, representatives of Centerview spoke with representatives of Strategic C about the status of Strategic C’s interest in a strategic transaction with Infinera. By this time, it had become clear that Strategic C was not pursuing a transaction with Infinera with urgency.

On February 23, 2024, the Strategic Committee met. Also in attendance were Mr. Milbury, other members of Infinera management and representatives of each of Wilson Sonsini and Centerview. The representatives of Centerview provided an update on the status of discussions with Nokia and Strategic C. As part of this discussion, the representatives of Centerview: (1) offered their perspective that Nokia remained engaged in considering a potential strategic transaction with Infinera; and (2) expressed their belief that both Nokia and Strategic C would express additional perspectives on their interest in pursuing a transaction with Infinera by mid-March 2024. The Strategic Committee discussed the possibility of contacting other counterparties concerning their interest in a transaction with Infinera. Various risks of such contacts were identified and discussed, including: (1) the potential for public speculation that Infinera was pursuing a strategic transaction; (2) management and employee distraction; (3) other adverse impacts on Infinera’s business; and (4) the lack of acquisition interest expressed by counterparties to date. In light of the status of discussions with Nokia and the potential for adverse impacts on Infinera, the Strategic Committee determined not to contact additional counterparties at that time.

Throughout March 2024, Nokia retained PricewaterhouseCoopers LLP and Skadden to perform preliminary due diligence of Infinera based on publicly available information. During this time, members of the Nokia Board liaised internally to discuss a potential transaction with Infinera.

On March 15, 2024, representatives of Centerview spoke with representatives of PJT Partners concerning the status of Nokia’s consideration of a potential strategic transaction with Infinera. During this conversation, the representatives of PJT Partners, at the direction of Nokia, stated that Nokia was in the final stages of preparing a proposal to acquire Infinera. Messrs. Heard and Guillén also spoke on March 15, 2024, and Mr. Guillén delivered a similar message.

On or about March 22, 2024, a senior executive of a financial sponsor (“Sponsor 1”) contacted Dr. David Welch, Infinera’s founder and Chief Innovation Officer and a member of the Infinera Board, to discuss Sponsor 1’s interest in pursuing discussions regarding a potential strategic transaction with Infinera and receiving access to confidential information in order to learn more about Infinera’s business. Dr. Welch stated that he would relay this conversation to the appropriate people at Infinera. Sponsor 1 had been a participant in the Prior Strategic Review Process, and the parties had spoken infrequently (and then only in general terms) following the conclusion of the Prior Strategic Review Process.

On March 25, 2024, members of Nokia management and representatives of each of PJT Partners and Skadden held a teleconference to address questions from Nokia management regarding strategy for discussing the potential transaction with Infinera management, as well as the risks and deal protection issues, associated with such a transaction.

Also on March 25, 2024, Mr. Guillén informed Mr. Heard that Nokia would soon be submitting a proposal to acquire Infinera.

On March 26, 2024, Nokia provided a non-binding written proposal to acquire Infinera for $6.00 in cash per share of Infinera Common Stock (the “Initial Nokia Proposal”). The Initial Nokia Proposal did not mention potential individual roles or employment arrangements for members of Infinera management with Nokia following an acquisition. On March 26, 2024, Infinera Common Stock closed trading at $5.10 per share.

Also on March 26, 2024, members of Infinera management, including Mr. Heard, and representatives of Sponsor 1 spoke about Sponsor 1’s interest in a potential strategic transaction with Infinera, including a significant investment in, or an acquisition of, Infinera. The representatives of Sponsor 1 stated that Sponsor 1 had done significant work prior to this discussion and wanted to engage in more detailed due diligence ahead of submitting a formal transaction proposal.

Also on March 26, 2024, following Infinera’s receipt of the Initial Nokia Proposal, representatives of each of PJT Partners and Centerview, at the direction of Nokia and Infinera, respectively, spoke about the Initial Nokia Proposal.

On March 27, 2024, the Strategic Committee met. Also in attendance were Mr. Milbury, other members of Infinera management and representatives of each of Wilson Sonsini and Centerview. The representatives of Centerview: (1) provided an update on the status of discussions with potential counterparties to a strategic transaction with Infinera; and (2) presented preliminary financial analyses of the Initial Nokia Proposal. Mr. Heard informed the Strategic Committee of his discussion with representatives of each of Strategic C and Sponsor 1. The Strategic Committee discussed: (1) the Initial Nokia Proposal (including synergies associated with an acquisition of Infinera by Nokia); and (2) considerations related to an acquisition of the Company by a strategic industry participant or by a financial sponsor, including (a) the likely ability of a strategic industry participant to pay more given the synergies in a transaction; and (b) the current state of the debt markets and how that could impact a financial sponsor’s ability to consummate a transaction. The Strategic Committee noted that Sponsor 1 could impose a competitive dynamic on discussions with Nokia, and that dynamic could be to Infinera’s advantage. The Strategic Committee instructed the representatives of Centerview to prepare additional materials concerning possible responses to the Initial Nokia Proposal for discussion with the Infinera Board.

On March 28, 2024, representatives of Strategic C informed representatives of Centerview that Strategic C: (1) was continuing to analyze possible transactions with Infinera; and (2) would get back in contact with Infinera or Centerview when and if appropriate.

On March 29, 2024, during a regularly scheduled meeting of the Infinera Board, the Initial Nokia Proposal was discussed. Present for this discussion were members of Infinera management and representatives of each of Wilson Sonsini and Centerview. The representatives of Centerview: (1) provided an update on the status of discussions with potential counterparties to a strategic transaction with Infinera; (2) presented preliminary financial analyses of the Initial Nokia Proposal; and (3) described possible counterproposals to be made to Nokia, including ways that Infinera could seek to capture more of the expected synergies from the acquisition for the benefit of Infinera stockholders. Mr. Heard informed the Infinera Board of his discussion with representatives of each of Strategic C and Sponsor 1. The members of Infinera management discussed, in general terms, a long-term financial and operating plan for Infinera for fiscal year 2024 through fiscal year 2028, as well as business, competitive and industry considerations to achieving or exceeding the financial results in that operating plan. The Infinera Board discussed: (1) the Initial Nokia Proposal and possible counterproposals; (2) considerations related to an acquisition of the Company by a strategic acquirer or by a financial sponsor, including (a) the likely ability of a strategic acquirer to pay more given the synergies in a transaction; and (b) the current state of the debt markets and how that could impact a financial sponsor’s ability to consummate a transaction; and (3) possible responses to Sponsor 1. The Infinera Board: (1) determined to make a counterproposal for Nokia to acquire Infinera for $8.25 per share of Infinera common stock, with the acquisition structured to include a portion of the consideration payable in the form of Nokia Shares (the “Initial Infinera Counterproposal”); (2) instructed the representatives of Centerview to inform representatives of Nokia of the Initial Infinera Counterproposal; and (3) determined to engage with Sponsor 1 concerning a possible strategic transaction, including by entering into a confidentiality agreement with Sponsor 1.

On April 1, 2024, Infinera and Sponsor 1 entered into a second confidentiality agreement. This confidentiality agreement contained customary “standstill” provisions restricting Sponsor 1 from making public proposals with respect to the acquisition of Infinera without Infinera’s prior consent (which restrictions would terminate upon the occurrence of, among other things, Infinera’s execution of a definitive agreement with a third party with respect to a change-of-control transaction with Infinera). This confidentiality agreement did not: (1) restrict Sponsor 1, at any time, from making confidential acquisition proposals to the Infinera Board; or (2) include “don’t ask, don’t waive” or similar provisions prohibiting Sponsor 1 from requesting that Infinera release Sponsor 1 from its “standstill” restrictions.

On April 1, 2024, as instructed by the Infinera Board, representatives of Centerview informed representatives of PJT Partners of the Initial Infinera Counterproposal and discussed various preliminary financial analyses with respect to the terms of the Initial Infinera Counterproposal.

On April 2, 2024, representatives of each of PJT Partners and Skadden and members of Nokia management discussed the Initial Infinera Counterproposal.

On April 7, 2024, representatives of Centerview spoke with representatives of PJT Partners. During this discussion, the representatives of PJT Partners, at the direction of Nokia expressed Nokia’s continued interest in an acquisition of Infinera and willingness to include stock consideration in the transaction. At the direction of Nokia, the representatives of PJT Partners relayed Nokia’s concern regarding the valuation gap between the Initial Nokia Proposal and the Initial Infinera Counterproposal.

On April 8, 2024, Messrs. Heard and Guillén spoke. During this conversation, Mr. Guillén expressed Nokia’s continued interest in an acquisition of Infinera, and noted the valuation gap between the Initial Nokia Proposal and the Initial Infinera Counterproposal.

Later on April 8, 2024, the Strategic Committee met. Also in attendance were Mr. Milbury, other members of Infinera management and representatives of each of Wilson Sonsini and Centerview. The Strategic Committee discussed the recent conversations between representatives of Centerview and representatives of Nokia, and between Messrs. Heard and Guillén. The Strategic Committee: (1) determined not to revise the Initial Infinera Counterproposal; and (2) instructed the representatives of Centerview to convey that determination to representatives of Nokia.

On April 9, 2024, as instructed by the Strategic Committee, representatives of Centerview informed representatives of PJT Partners that Infinera would not revise the Initial Infinera Counterproposal. The representatives of Centerview invited Nokia to improve the terms of the Initial Nokia Proposal and reiterated that the inclusion of Nokia Shares would strengthen Nokia’s acquisition proposal.

On April 10, 2024, members of Infinera management, including Mr. Heard, gave a presentation to representatives of Sponsor 1. This presentation provided Sponsor 1 with information about Infinera and its business and prospects.

On April 11, 2024, representatives of PJT Partners provided representatives of Centerview with additional due diligence questions concerning Infinera.

On April 15, 2024, members of Infinera management, including Mr. Heard, and representatives of Centerview met with members of Nokia management, including Mr. Guillén, and representatives of PJT Partners to discuss Infinera’s responses to the additional due diligence questions from Nokia.

On April 18, 2024, representatives of PJT Partners informed representatives of Centerview that Nokia was still engaged in internal discussions on transaction terms and would respond with its thoughts on a revised offer.

On April 22, 2024, representatives of each of Centerview and Sponsor 1 spoke about Sponsor 1’s ongoing interest in a potential strategic transaction with Infinera and desire for additional due diligence information. Following this discussion, Sponsor 1 provided representatives of Centerview with due diligence questions concerning Infinera.

On April 23, 2024, representatives of PJT Partners, at the direction of Nokia, orally informed representatives of Centerview that Nokia was willing to increase its proposal to acquire Infinera to $6.30 in cash per share of Infinera Common Stock (the “Revised Nokia Proposal”). As part of this discussion, at the direction of Nokia, the representatives of PJT Partners expressed Nokia’s willingness to make a portion of the consideration payable in the form of Nokia Shares but made clear that such portion would represent a minority of the aggregate consideration. Potential individual roles or employment arrangements for members of Infinera management with Nokia following an acquisition were not discussed or mentioned during this discussion. On April 23, 2024, Infinera Common Stock closed trading at $4.89 per share.

On April 30, 2024, the Strategic Committee met. Also in attendance were members of Infinera management and representatives of each of Wilson Sonsini and Centerview. The representatives of Centerview: (1) reviewed the analyses of strategic alternatives and other transaction identification work undertaken by Infinera in the recent past; (2) provided an update on the status of discussions with Nokia and Sponsor 1; and (3) presented preliminary financial analyses of the Revised Nokia Proposal. The members of Infinera management presented a draft long-term financial and operating plan for Infinera for the fiscal year 2024 through fiscal year 2028. The Strategic Committee discussed that operating plan, as well as business, competitive and industry challenges to achieving the forecasted results. After discussing the Revised Infinera Proposal, the Strategic Committee concluded to make a counterproposal for Nokia to acquire Infinera for $7.00 per share of Infinera Common Stock, with the acquisition structured to include an equal mixture of cash and Nokia Shares (the “Revised Infinera

Counterproposal”). The Strategic Committee instructed: (1) representatives of Centerview to inform representatives of Nokia of the Revised Infinera Counterproposal; and (2) Mr. Heard to discuss the Revised Infinera Counterproposal with Mr. Guillén. The Strategic Committee also determined that Infinera should continue to engage with Sponsor 1.

On April 30, 2024, as instructed by the Strategic Committee, representatives of Centerview informed representatives of PJT Partners of the Revised Infinera Counterproposal. Messrs. Heard and Guillén also spoke about the Revised Infinera Counterproposal on April 30, 2024.

On May 1, 2024, members of Infinera management, including Mr. Heard, and representatives of Centerview met with representatives of Sponsor 1 to discuss Infinera’s responses to the due diligence questions from Sponsor 1.

On May 3, 2024, representatives of PJT Partners proposed to representatives of Centerview that representatives of each of Skadden and Wilson Sonsini discuss the regulatory approvals required for an acquisition of Infinera by Nokia. The representatives of PJT Partners also inquired about the status and timing of certain of Infinera’s public filings, including its Annual Report on Form 10-K for fiscal year 2023.

On May 7, 2024, representatives of each of Skadden and Wilson Sonsini spoke about the regulatory approvals necessary in an acquisition of Infinera by Nokia.

Also on May 7, 2024, at the direction of Nokia, representatives of PJT Partners conveyed to representatives of Centerview that Nokia would be in a position to respond with a revised offer shortly after the public announcement of Infinera’s earnings for its first fiscal quarter of 2024.

Also on May 7, 2024, the Infinera Board met. In attendance were members of Infinera management and representatives of each of Wilson Sonsini and Centerview. The representatives of Centerview: (1) provided an update on the status of discussions with Nokia and Sponsor 1; and (2) presented preliminary financial analyses of the Revised Nokia Proposal. The representatives of Wilson Sonsini reviewed with the directors their fiduciary duties. The Infinera Board discussed: (1) the regulatory considerations of an acquisition of Infinera by Nokia; and (2) a long-term financial and operating plan for Infinera for the fiscal year 2024 through fiscal year 2028. It was noted that Sponsor 1 had received a preliminary version of this plan as part of the presentation given by Infinera management to Sponsor 1. The Infinera Board discussed risks and challenges to achieving the operating and financial results implied by the plan. The Infinera Board agreed to continue to review and evaluate the plan. After the departure of the representatives of Centerview, the Infinera Board: (1) expressed its support for the Strategic Committee negotiating the most favorable transaction possible (from the perspective of Infinera stockholders) with Nokia; and (2) instructed the Strategic Committee to bring that transaction to the Infinera Board for evaluation prior to agreeing to commence additional in-depth due diligence with Nokia.

On May 8, 2024, members of Infinera management and representatives of Centerview met with representatives of Sponsor 1 to discuss preliminary results for the first quarter of Infinera’s fiscal year 2024.

On May 9, 2024, representatives of Centerview spoke with representatives of Sponsor 1 about the status of Sponsor 1’s consideration of a potential strategic transaction with Infinera.

On May 16, 2024, Sponsor 1 provided a non-binding written proposal to acquire Infinera for $6.00 in cash per share of Infinera Common Stock (the “Initial Sponsor 1 Acquisition Proposal”). The Initial Sponsor 1 Acquisition Proposal explicitly stated that Infinera “should consider the proposed valuation [to be] the best [that Sponsor 1] can do and not a starting point for a negotiation.” In addition, the Initial

Sponsor 1 Acquisition Proposal stated that Sponsor 1 expected that it could complete its due diligence in approximately 30 days and requested that Infinera agree to negotiate with Sponsor 1 on an exclusive basis for 30 days. The Initial Sponsor 1 Acquisition Proposal also stated that Sponsor 1 intended to finance the acquisition of Infinera with debt and equity financing, but the proposal was not accompanied by debt or equity commitment letters. The Initial Sponsor 1 Acquisition Proposal was subject to, among other conditions, the negotiation of definitive documentation and satisfaction of closing conditions, including receipt of all necessary regulatory approvals. The Initial Sponsor 1 Acquisition Proposal did not mention potential individual roles or employment arrangements for members of Infinera management following an acquisition. On May 16, 2024, Infinera Common Stock closed trading at $5.31 per share.

On May 20, 2024, representatives of Centerview spoke with representatives of Sponsor 1 about the Initial Sponsor 1 Acquisition Proposal. The representatives of Sponsor 1 stated that Sponsor 1 was also interested in considering a significant investment in Infinera in lieu of an acquisition.

On May 22, 2024, representatives of PJT Partners, at the direction of Nokia, informed representatives of Centerview that Nokia was willing to increase its proposal to acquire Infinera to $6.45 per share of Infinera Common Stock (the “Further Revised Nokia Proposal”), with 30 percent of the consideration payable in the form of Nokia Shares. The representatives of PJT Partners, at the direction of Nokia, stated that Nokia would need three to four weeks to compete its due diligence and negotiate appropriate transaction agreements. Potential individual roles or employment arrangements for members of Infinera management with Nokia following an acquisition were not discussed or mentioned during this discussion. On May 22, 2024, Infinera Common Stock closed trading at $5.15 per share.

On May 24, 2024, the Strategic Committee met. Also in attendance were Mr. Milbury, other members of Infinera management and representatives of each of Wilson Sonsini and Centerview. The representatives of Centerview summarized, and presented preliminary financial analyses of, the Further Revised Nokia Proposal and the Initial Sponsor 1 Acquisition Proposal. The representatives of Centerview also discussed Sponsor 1’s interest in a significant investment in Infinera in lieu of an acquisition. The challenges facing Infinera and its industry were noted and discussed. The Strategic Committee discussed the regulatory considerations of an acquisition of Infinera by Nokia. The Strategic Committee determined that the representatives of Centerview should: (1) contact Sponsor 1 regarding its willingness to increase the value of the Initial Sponsor 1 Acquisition Proposal and to gather more information on possible terms of an investment by Sponsor 1; and (2) inform representatives of Nokia that (a) the Further Revised Nokia Proposal was insufficient from a valuation perspective, but that Infinera management was willing to continue to meet with representatives of Nokia so that Nokia could better understand the value of Infinera’s business and prospects; and (b) Nokia should submit a “best and final” acquisition proposal in the near term. The Strategic Committee also met in executive session, without members of Infinera management (other than Mr. Heard) or representatives of Centerview in attendance, to discuss these matters. During the executive session, Mr. Riedel informed the Strategic Committee that a representative of Sponsor 1 had recently contacted him to discuss the Initial Sponsor 1 Acquisition Proposal, but that he had not responded to the contact.

Later on May 24, 2024, as authorized by the Infinera Board, representatives of Centerview informed representatives of PJT Partners of the Strategic Committee’s determination and again proposed an acquisition of Infinera by Nokia for $7.00 per share of Infinera Common Stock.

Also on May 24, 2024, representatives of Centerview met with representatives of Sponsor 1. The representatives of Sponsor 1: (1) stated that the Initial Sponsor 1 Acquisition Proposal represented the most that Sponsor 1 could pay with respect to an acquisition of Infinera; and (2) inquired whether the Infinera Board would be open to considering a significant investment in Infinera in lieu of an acquisition. The representatives of Centerview confirmed that the Infinera Board would evaluate such a proposal.

Still later on May 27, 2024, the Infinera Board adopted a long-term financial and operating plan for Infinera for fiscal year 2024 through fiscal year 2028, including for use by Centerview for purposes of performing its financial analyses in connection with rendering an opinion to the Infinera Board. This long-term financial and operating plan is referred to as the “LTBM.” Additional information about the preparation and substance of the LTBM is contained in the section of this proxy statement/prospectus captioned “—Financial Projections.” The Infinera Board authorized the Strategic Committee to, as appropriate, provide the LTBM to Nokia and Sponsor 1.

On May 28, 2024, members of Infinera management, including Mr. Heard, and representatives of Centerview met with members of Nokia management, including Mr. Guillén, and representatives of PJT Partners to discuss Infinera’s business and prospects.

On May 30, 2024, Sponsor 1 submitted a non-binding written proposal for a $650 million investment in convertible preferred stock of Infinera (the “Sponsor 1 PIPE Proposal”). The Sponsor 1 PIPE Proposal requested that Infinera negotiate with Sponsor 1 on an exclusive basis for 30 days. The Sponsor 1 PIPE Proposal was subject to, among other conditions, completion of due diligence and the negotiation of definitive documentation.

Also on May 30, 2024, representatives of Centerview conveyed Infinera’s request to representatives of PJT Partners and requested that Nokia make a “best and final” acquisition proposal.

On May 31, 2024, representatives of PJT Partners, at the direction of Nokia, informed representatives of Centerview that Nokia was willing to increase its proposal to acquire Infinera to $6.65 per share of Infinera Common Stock (the “Final Nokia Proposal”), with no more than 30 percent of the aggregate consideration payable in the form of Nokia Shares. The Final Nokia Proposal contemplated a fixed exchange ratio and that Infinera stockholders could elect between cash and Nokia Shares, subject to the 30 percent overall limitation on the issuance of Nokia Shares. The representatives of PJT Partners, at the direction of Nokia, noted that the Final Nokia Proposal was Nokia’s highest possible offer and stated that Nokia was prepared to complete its due diligence and execute definitive agreements for a transaction by the end of June 2024. Potential individual roles or employment arrangements for members of Infinera management with Nokia following an acquisition were not discussed or mentioned during this discussion. On May 31, 2024, Infinera Common Stock closed trading at $5.72 per share.

On June 3, 2024, the Infinera Board met. Also in attendance were members of Infinera management and representatives of each of Wilson Sonsini and Centerview. The representatives of Centerview summarized, and presented preliminary financial analyses of, the Final Nokia Proposal. The representatives of Centerview also discussed the Sponsor 1 PIPE Proposal and certain considerations related to a minority investment in Infinera. The Infinera Board noted that the execution risks in achieving the financial and operating results contemplated by the LTBM remained if the Infinera Board pursued the Sponsor 1 PIPE Proposal, and that an investment in Infinera did not necessarily solve Infinera’s lack of scale. The Infinera Board discussed regulatory considerations with respect to each of the Final Nokia Proposal and the Sponsor 1 PIPE Proposal. The Infinera Board determined: (1) to continue to work toward finalizing an acquisition of Infinera by Nokia on the terms contained in the Final Nokia Proposal; (2) that the Strategic Committee should continue to oversee negotiations with Nokia; and (3) that reasonable efforts should be undertaken to try to progress the negotiation of the Sponsor 1 PIPE Proposal to preserve optionality. The Infinera Board instructed the representatives of Centerview to convey to Nokia that the Infinera Board expected any transaction with Nokia to have a high degree of closing certainty. Representatives of Centerview subsequently informed representatives of PJT Partners of the applicable determinations of the Infinera Board.

On June 4, 2024, representatives of each of PJT Partners and Centerview spoke about next steps in the transaction, including targeting the public announcement of the transaction by June 28, 2024.

On June 7, 2024, representatives of each of Skadden and Wilson Sonsini held a teleconference to discuss the preliminary transaction structure and relevant transaction documentation.

On June 7, 2024, the Strategic Committee met. Also in attendance were members of Infinera management and representatives of each of Wilson Sonsini and Centerview. The status of discussions with Nokia was discussed. The representatives of Centerview provided an update on discussions with Sponsor 1, including that representatives of Sponsor 1 continued to contact representatives of Centerview to discuss the Sponsor 1 PIPE Proposal. The Strategic Committee discussed the possibility of negotiating an investment transaction with Sponsor 1 at the same time as due diligence and definitive agreement negotiations were ongoing with Nokia. In particular, the Infinera Board noted that: (1) the negotiation of a transaction with Sponsor 1 would likely require significant time and attention from Infinera management and had the potential to disrupt work toward the transaction with Nokia; and (2) Infinera could re-engage with Sponsor 1 if a transaction with Nokia could not be reached. As such, the Strategic Committee instructed Centerview and Mr. Heard to inform Sponsor 1 that it was not interested in pursuing further discussions regarding the Sponsor 1 PIPE Proposal at that time. The Strategic Committee also directed representatives of Centerview and members of Infinera management to continue analyzing the impact of the Sponsor 1 PIPE Proposal on the execution of Infinera’s business plan as an independent public company, as part of the Strategic Committee and the Infinera Board’s continued evaluation of strategic alternatives and the possibility of re-engaging with Sponsor 1 at a later time.

On June 9, 2024, as instructed by the Strategic Committee, representatives of Centerview informed representatives of Sponsor 1 that Infinera was not interested in pursuing further discussions regarding the Sponsor 1 PIPE Proposal at that time, but that Infinera remained open to further discussions regarding the Sponsor 1 PIPE Proposal at a later date.

Later on June 9, 2024, Mr. Heard spoke with a representative of Sponsor 1. As part of this discussion, Mr. Heard informed the representative of Sponsor 1 that: (1) the Initial Sponsor 1 Acquisition Proposal was not a value at which the Infinera Board was prepared to transact; and (2) the Infinera Board was not interested in pursuing further discussions regarding the Sponsor 1 PIPE Proposal at that time.

Beginning on June 11, 2024, Nokia and its representatives were granted access to additional operational and legal due diligence documents and information regarding Infinera in a virtual data room to support Nokia’s due diligence review of Infinera. Thereafter, Nokia and its representatives and advisers conducted operational, financial, legal, employment, accounting and other due diligence on Infinera, and met regularly with members of Infinera management and representatives of Infinera’s advisers regarding due diligence matters. In addition, Infinera and its representatives conducted operational, financial, legal, employment, accounting and other due diligence on Nokia.

Also on June 11, 2024, representatives of Skadden distributed a draft of the Merger Agreement to representatives of Wilson Sonsini. The initial draft of the Merger Agreement did not make a proposal with respect to: (1) the size of the termination fee payable by Infinera to Nokia if the Merger Agreement were terminated under certain circumstances; (2) the size of the reverse termination fee payable by Nokia to Infinera in the event that the acquisition could not be consummated for regulatory reasons; or (3) the nature and scope of the efforts required by Nokia and Infinera to obtain the regulatory approvals required to consummate the Merger.

On June 15, 2024, the Strategic Committee met. Also in attendance were members of Infinera management and representatives of each of Wilson Sonsini and Centerview. The representatives of Wilson Sonsini reviewed with the directors their fiduciary duties. The representatives of Wilson Sonsini reviewed the terms of the initial draft of the Merger Agreement, as well as various negotiating positions that the Strategic Committee could take. The Strategic Committee discussed mechanisms to optimize the value of the stock consideration payable in the Merger, including the use of a collar mechanism, and noted that such mechanisms were likely to be acceptable to Nokia only if they were symmetrical and covered both increases and decreases in the value of Nokia Shares. The Strategic Committee noted that a collar was generally inconsistent with Infinera’s previously expressed desire to receive a significant amount of consideration payable in the form of Nokia Shares. The Strategic Committee: (1) determined not to request a collar or similar mechanism for these reasons; and (2) provided input to the representatives of Wilson Sonsini on other terms of the Merger Agreement. The Strategic Committee also met in executive session, without members of Infinera management (other than Mr. Heard) or representatives of Centerview in attendance, to discuss these matters. Mr. Heard informed the Strategic Committee that he had not had any substantive conversations with Nokia about a role for himself or any other members of Infinera management with Nokia following an acquisition, and that he would not engage in those discussions without the approval of the Strategic Committee.

Later on June 15, 2024, representatives of Wilson Sonsini distributed a revised draft of the Merger Agreement to representatives of Nokia. The revised draft of the Merger Agreement did not make a proposal with respect to the size of the termination fees payable by Nokia or Infinera.

On June 18, 2024, representatives of Nokia informed representatives of Wilson Sonsini of Nokia’s initial proposal on the material regulatory provisions of the Merger Agreement, including: (1) a proposed reverse termination fee of $67 million payable by Nokia to Infinera in the event that the acquisition could not be consummated for regulatory reasons; and (2) the nature and scope of the efforts required by Nokia and Infinera to obtain the regulatory approvals required to consummate the Merger.

Also on June 18, 2024, members of Infinera management, including Mr. Heard, and representatives of Centerview spoke with members of Nokia management and representatives of PJT Partners about Infinera’s latest financial performance.

Later on June 18, 2024, representatives of Wilson Sonsini attended a regularly scheduled meeting of the Infinera Board. The representatives of Wilson Sonsini summarized and discussed Nokia’s initial proposal on the material regulatory provisions of the Merger Agreement. The Infinera Board discussed the regulatory considerations of an acquisition of Infinera by Nokia.

Still later on June 18, 2024, representatives of Skadden distributed a revised draft of the Merger Agreement to representatives of Wilson Sonsini, which draft reflected the regulatory proposals conveyed to Wilson Sonsini earlier that day. The revised Merger Agreement did not make a proposal on the size of the termination fee payable by Infinera to Nokia if the Merger Agreement were terminated under certain circumstances.

On June 19, 2024, representatives of Nokia informed representatives of Centerview that: (1) Nokia desired to engage a specific additional financial adviser in connection with the acquisition of Infinera; and (2) to engage this financial adviser, Infinera would need to agree to negotiate with Nokia on an exclusive basis.

On June 20, 2024, members of Nokia management, members of Infinera management and representatives of Wilson Sonsini met to discuss the regulatory approvals required to consummate the Merger.

On June 21, 2024, the Strategic Committee met. Also in attendance were Mr. Milbury, other members of Infinera management and representatives of each of Wilson Sonsini and Centerview. The representatives of Wilson Sonsini reviewed with the directors their fiduciary duties. The representatives of Centerview described Nokia’s request that Infinera agree to negotiate on an exclusive basis. The

Strategic Committee determined not to agree to Nokia’s request and instructed the representatives of Centerview to inform Nokia of the Strategic Committee’s determination. The representatives of Centerview discussed the “reverse” due diligence conducted on Nokia. The representatives of Wilson Sonsini reviewed the terms of the draft Merger Agreement. The Strategic Committee discussed: (1) the regulatory considerations of an acquisition of Infinera by Nokia; and (2) contractual terms that Infinera could seek in relation to Nokia’s obligation to obtain the regulatory approvals required to consummate the Merger. The Strategic Committee instructed Infinera management and the representatives of Wilson Sonsini to: (1) to make a counterproposal of $160 million for the reverse termination fee payable by Nokia to Infinera if the acquisition could not be consummated for regulatory reasons and to seek certain contractual commitments from Nokia; and (2) negotiate for the highest possible reverse termination fee. The Strategic Committee also met in executive session, without members of Infinera management (other than Mr. Heard) or representatives of Centerview in attendance. Outside the presence of the representatives of Centerview, the Strategic Committee approved the extension of the term of Infinera’s engagement letter with Centerview.

On June 21, 2024, representatives of Skadden distributed a draft of the Voting Agreement to representatives of Wilson Sonsini. Over the subsequent days, representatives of each of Nokia, Infinera and Oaktree exchanged drafts and negotiated the terms of the Voting Agreement.

Later on June 21, 2024, representatives of Wilson Sonsini distributed a revised draft of the Merger Agreement to representatives of Skadden. The revised draft of the Merger Agreement proposed: (1) a reverse termination fee of $160 million payable by Nokia to Infinera in the event that the acquisition could not be consummated for regulatory reasons; and (2) a termination fee of $63.1 million payable by Infinera to Nokia if the Merger Agreement were terminated under certain circumstances.

Over the subsequent week, representatives of each of Nokia and Infinera continued to exchange drafts and negotiate the terms of the Merger Agreement. Key terms negotiated included: (1) the calculation and value of the exchange ratio between Infinera Common Stock and Nokia Shares; (2) the conditions to each party’s obligations to complete the Merger; (3) the efforts required by Nokia and Infinera to obtain the regulatory approvals required to consummate the Merger; (4) the terms of the “no-shop” restrictions applicable to Infinera, including the terms pursuant to which Infinera would be able to accept a superior proposal; (5) the amount of the termination fee payable by Infinera and the circumstances in which it would be payable; (6) the amount of the termination fee payable by Nokia and the circumstances in which it would be payable; (7) the definition of “material adverse effect” and “intervening event”; and (8) the restrictions on the operation of Infinera’s business between signing of the Merger Agreement and closing of the Merger and related exceptions for matters such as employee retention and compensation and the ability of Infinera to incur debt.

On June 23, 2024, the Infinera Board met. Also in attendance were members of Infinera management and representatives of each of Wilson Sonsini and Centerview. The status of negotiations with Nokia was discussed. The representatives of Centerview: (1) reviewed (a) Nokia’s request for exclusivity and (b) the Strategic Committee’s instructions to representatives of Centerview on this request; and (2) conveyed Nokia had not renewed this request. The Infinera Board concurred with the Strategic Committee’s determination related to this request. The representatives of Centerview discussed the “reverse” due diligence conducted on Nokia. The representatives of Wilson Sonsini reviewed the terms of the draft Merger Agreement. The Infinera Board also met in executive session, without members of Infinera management or representatives of Centerview in attendance.

On June 25, 2024, representatives of Centerview provided the Infinera Board with customary relationship disclosures, which included disclosures with respect to the fact that Centerview had not had any material relationship with Nokia pursuant to which compensation was received in the prior two years.

On June 26, 2024, after deliberation and discussion, the Nokia Board finalized its review of the transaction documents and approved the Merger, the Merger Agreement and the Voting Agreement.

On June 27, 2024, representatives of Sponsor 1 separately informed Messrs. Riedel and Heard that Sponsor 1 intended to make a new acquisition proposal that day.

Later on June 27, 2024, the Infinera Board met. Also in attendance were members of Infinera management and representatives of each of Wilson Sonsini and Centerview. The representatives of Centerview reviewed the analyses of strategic alternatives and other transaction identification work undertaken by Infinera in the recent past. Messrs. Riedel and Heard reviewed their respective conversations with representatives of Sponsor 1 earlier that day, including Sponsor 1’s stated intention to submit an acquisition proposal. The Infinera Board noted that: (1) Sponsor 1 had not engaged with Infinera in any capacity since early June 2024; (2) the Initial Sponsor 1 Acquisition Proposal explicitly stated that Infinera “should consider the proposed valuation [to be] the best [that Sponsor 1] can do and not a starting point for a negotiation”; (3) Nokia had completed its due diligence of Infinera, and negotiation of the Merger Agreement was nearly complete; and (4) Sponsor 1 and its financing sources were likely to require several weeks of diligence before they would be prepared to enter into definitive agreements for the acquisition of Infinera. The Infinera Board reviewed the relationship disclosure provided by Centerview. The Infinera Board did not identify any potential or actual conflicts that would affect the ability of Centerview to fulfill its responsibilities in rendering Centerview’s opinion. The representatives of Centerview presented Centerview’s financial analyses of the Merger Consideration, taken together (and not separately), and confirmed that Centerview would be prepared to deliver its opinion to the Infinera Board, if and when requested. The representatives of Wilson Sonsini reviewed the terms of the Merger Agreement and the Voting Agreement. The representatives of Wilson Sonsini reviewed with the directors their fiduciary duties. The Infinera Board directed Infinera management and the representatives of Wilson Sonsini to finalize the Merger Agreement and the Voting Agreement. The Infinera Board also met in executive session, without members of Infinera management (other than Mr. Heard) or representatives of Centerview in attendance.

Later on June 27, 2024, Sponsor 1 submitted a non-binding written proposal to acquire Infinera for $6.75 in cash per share of Infinera Common Stock (the “Revised Sponsor 1 Acquisition Proposal”). In addition, the Revised Sponsor 1 Acquisition Proposal stated that Sponsor 1 expected that it could complete its due diligence in approximately 30 days and requested that Infinera agree to negotiate with Sponsor 1 on an exclusive basis for 30 days. The Revised Sponsor 1 Acquisition Proposal also stated that Sponsor 1 intended to finance the acquisition of Infinera with debt and equity financing, but the proposal was not accompanied by debt or equity commitment letters. The Revised Sponsor 1 Acquisition Proposal was subject to, among other conditions, the negotiation of definitive documentation and satisfaction of closing conditions, including receipt of all necessary regulatory approvals. The Revised Sponsor 1 Acquisition Proposal did not mention potential individual roles or employment arrangements for members of Infinera management following an acquisition.

Still later on June 27, 2024, representatives of each of Wilson Sonsini and Nokia finalized the forms of the Merger Agreement and the Voting Agreement.

Still later on June 27, 2024, the Infinera Board met. Also in attendance were members of Infinera management and representatives of each of Wilson Sonsini and Centerview. The representatives of Wilson Sonsini reviewed with the directors their fiduciary duties. The representatives of Centerview reviewed the terms of the Revised Sponsor 1 Acquisition Proposal. The Infinera Board discussed a variety of considerations related to the Revised Sponsor 1 Acquisition Proposal, including that: (1) the Revised Sponsor 1 Acquisition Proposal, on a non-binding basis, contemplated a higher price per share of Infinera Common Stock then what was being offered by Nokia; (2) an acquisition of Infinera by Sponsor 1 was not likely to face significant regulatory impediments; (3) Sponsor 1 was seeking

(a) approximately 30 days to conduct due diligence and (b) to negotiate with Infinera on an exclusive basis for 30 days; (4) the Revised Sponsor 1 Acquisition Proposal was not accompanied by debt or equity commitment letters; (5) the Initial Sponsor 1 Acquisition Proposal explicitly stated that Infinera “should consider the proposed valuation [to be] the best [that Sponsor 1] can do and not a starting point for a negotiation,” and, to the Infinera Board’s knowledge, Sponsor 1 had not conducted any additional due diligence on Infinera since submitting the prior acquisition proposal; (6) Sponsor 1 was not obligated to maintain the per share price contemplated by the Revised Sponsor 1 Acquisition Proposal, and could lower that price at any time; (7) Nokia had completed its due diligence and the negotiation of the Merger Agreement, and was prepared to sign and announce the Merger Agreement later that day; (8) there was a significant risk that Nokia would abandon its efforts to acquire Infinera if Infinera did not enter into the Merger Agreement promptly; (9) Infinera would have the right under the Merger Agreement to respond to unsolicited acquisition proposals from third parties (including Sponsor 1), and, subject to compliance with the terms of the Merger Agreement, to terminate the Merger Agreement to accept a superior offer from a third party; and (10) the termination fee payable by Infinera would not preclude third parties from making superior proposals. In light of these factors, the Infinera Board determined to proceed with a transaction with Nokia. The representatives of Wilson Sonsini reviewed the final terms of the Merger Agreement and the Voting Agreement. The representatives of Centerview, after reviewing with the Infinera Board the financial analyses of the Merger Consideration, taken together (and not separately), discussed at the meeting of the Infinera Board earlier in the day, rendered an oral opinion of Centerview to the Infinera Board, which was subsequently confirmed by delivery of a written opinion dated June 27, 2024, that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Merger Consideration, taken together (and not separately), to be paid to the holders of Infinera Common Stock (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. As more fully described below under the caption “ —Opinion of Infinera’s Financial Adviser,” Centerview’s opinion did not address any other term or aspect of the Merger Agreement, the Voting Agreement or the transactions contemplated by the Merger Agreement, including, without limitation, the allocation of the Merger Consideration as among holders of Infinera Common Stock who receive the Cash Consideration, the Share Consideration or the Mixed Consideration, or the relative fairness of the Cash Consideration, the Share Consideration or the Mixed Consideration, and does not constitute a recommendation to any stockholder of Infinera or any other person as to how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transaction or any other matter, including, without limitation, whether such stockholder or person should elect to receive the Cash Consideration, the Share Consideration or the Mixed Consideration, or make no election, in the Transaction. The Infinera Board, after considering the factors more fully described in the section of this proxy statement/prospectus entitled “—Recommendation of the Infinera Board and Reasons for the Merger,” unanimously: (1) determined that it is in the best interests of Infinera and Infinera stockholders to enter into the Merger Agreement and consummate the Merger and the other transactions contemplated by the Merger Agreement; (2) recommended that Infinera stockholders adopt the Merger Agreement; and (3) directed that the adoption of the Merger Agreement be submitted for consideration by Infinera stockholders at a meeting thereof.

Still later on June 27, 2024, shortly after the meeting of the Infinera Board, the Merger Agreement and the Voting Agreement were executed by the applicable parties.

Still later on June 27, 2024, Nokia and Infinera jointly publicly announced the Merger.

Nokia’s Reasons for the Merger

At its meeting on June 26, 2024, the Nokia Board unanimously adopted resolutions to authorize and approve the Merger, the Merger Agreement and the other transactions contemplated thereby.

In evaluating the Merger Agreement, the Nokia Board consulted with and received the advice of Nokia’s senior management, its financial adviser and its legal adviser, following a due diligence process. In reaching its decision, the Nokia Board considered a number of factors that weighed positively in favor of approving the Merger Agreement and the transactions contemplating thereby, including, but not limited to, the factors set forth below (which are not necessarily listed in order of importance):

Global scale and product roadmap. Nokia expects that the Merger will increase the scale of Nokia’s optical networks business by 75 percent enabling it to accelerate its product roadmap timeline and breadth, providing better products for customers and creating a business that can sustainably challenge market competition. Nokia also believes that Infinera’s recent innovations in this space will be an important driver of growth in the optical transport market in the future and will ensure that the Enlarged Business is well exposed to the growing segments of the market as well as new opportunities, such as intra data centers for server-to-server connections to support the increasing demand of new artificial intelligence workloads.

In-house capabilities. Nokia expects that the Enlarged Company will have significant in-house capabilities, including an expanded DSP development team, expertise across silicon photonics and indium phosphide-based semiconductor material sciences and deeper competency in PIC technology, which Nokia believes will deliver faster innovation.

Competitive positions in complementary regions. Nokia expects that the Enlarged Company will have a strong presence in the regions where each company operates and complementary geographical footprints. In particular, Infinera’s strong presence in the North American optical market, which represents approximately 60 percent of Infinera’s sales, is expected to improve Nokia’s optical scale in the region and complement Nokia’s strong presence in the Asia Pacific, Europe, Middle East and Africa, and Latin American markets.

Investment in U.S.-based manufacturing. Nokia views the Merger as a further step towards increasing Nokia’s investment in U.S.-based manufacturing and advanced testing and packaging capabilities.

Diversification of customer base. Nokia expects that the combination of the companies’ businesses will accelerate Nokia’s strategic goal of diversifying its customer base, particularly with respect to internet content providers which make up over 30 percent of Infinera’s sales.

Operating profit synergies. If the Closing occurs during the first half of 2025, Nokia expects that the Merger would generate approximately EUR 200 million of net comparable operating profit synergies by 2027.

Value for shareholders. If the Closing occurs during the first half of 2025, Nokia expects that the Merger will be accretive to Nokia’s comparable operating profit and basic and diluted earnings per share in the first year after the Closing and will deliver more than 10 percent comparable basic and diluted earnings per share accretion in 2027. Nokia also expects the Merger to deliver a return on invested capital above Nokia’s weighted average cost of capital.

Other factors considered by the Nokia Board. In addition to considering the strategic factors described above, the Nokia Board considered the following additional factors, all of which it viewed as supporting its decision to approve the Merger Agreement:

•

that no adjustment will be made to the Merger Consideration to be received by Infinera’s stockholders as a result of possible increases or decreases in the trading price of Nokia ADSs or shares of Infinera Common Stock following the announcement of the Merger;

•

Nokia’s knowledge of Infinera’s business, operations, financial condition, earnings and prospects, taking into account the results of Nokia’s due diligence review of Infinera and the fact that Nokia and Infinera operate in similar industries;

•	the anticipated customer, supplier and stakeholder reaction to the Merger;

•	that Infinera is obligated to pay Nokia a termination fee of $65.0 million in certain circumstances;

•	the Termination Date under the Merger Agreement, which is expected to allow for sufficient time to complete the Merger;

•	that the Merger Agreement prohibits Infinera from soliciting or engaging in discussions regarding acquisition proposals during the pendency of the merger, subject to limited exceptions; and

•	the requirement that Infinera hold a stockholder vote on the adoption of the Merger Agreement, even though the Infinera Board may have withdrawn or changed its recommendation.

Countervailing Factors. The Nokia Board weighed these advantages and opportunities against a number of other risks and potential negative factors concerning the Merger Agreement and the Merger, including:

•	the potential challenges inherent in the Merger, including risks related to the integration of the companies’ businesses;

•	the costs to be incurred in connection with the Merger, including one-time integration costs, which are estimated to be approximately EUR 200 million, and advisers’ fees;

•	the risk of litigation or other legal proceedings related to the Merger, which may prevent or delay the consummation of the Merger;

•	the risk that regulatory agencies may object to and challenge the Merger;

•	the risk that the Infinera stockholders vote against the adoption and approval of the Merger Agreement and the Merger;

•	the risk that the Merger may not be completed despite the parties’ efforts, including the possibility that certain conditions to the Merger may not be satisfied;

•

the risk that the pendency of the Merger for an extended period of time following the announcement of the execution of the Merger Agreement could have an adverse impact on Nokia or Infinera and that the Merger could be pending for up to the Termination Date if the conditions to the Merger, including such conditions relating to the receipt of the required regulatory approvals and clearances, are not satisfied;

•

the potential for diversion of management and employee attention during the period prior to completion of the Merger, and the potential negative effects on Infinera’s and Nokia’s respective businesses;

•

the risk of not capturing all the anticipated synergies between Nokia and Infinera, and the risk that other anticipated benefits might not be realized, including that Infinera’s financial performance may not meet Nokia’s expectations;

•

the potential that the exchange ratio under the Merger Agreement could result in Nokia delivering greater value to the Infinera stockholders than had been anticipated by Nokia should the value of the Nokia ADSs increase disproportionately relative to the value of shares of Infinera Common Stock from the date of the execution of the Merger Agreement;

•

the possibility that the termination fee of $65.0 million payable by Infinera to Nokia in specified circumstances may not fully compensate Nokia for the harm it would suffer if the Merger Agreement is terminated and the Merger does not occur; and

•

the risks of the type and nature described under the section of this proxy statement/prospectus entitled “Risk Factors” and the matters described under the section of this proxy statement/prospectus entitled “Cautionary Statement Regarding Forward-Looking Statements.”

The foregoing discussion of the factors considered by the Nokia Board is not intended to be exhaustive, but rather includes the principal factors considered by the Nokia Board. In view of the wide variety of factors considered in connection with its evaluation of the Merger and the complexity of these matters, the Nokia Board did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the Merger Agreement. Rather, the Nokia Board viewed its decisions as being based on the totality of the information presented to it and the factors it considered, including its discussions with, and questioning of, members of Nokia’s management and Nokia’s legal and financial advisers, as well as the directors’ individual experiences and expertise. In addition, individual members of the Nokia Board may have assigned different weights to different factors.

The explanation of the reasoning of the Nokia Board and certain information presented in this section are forward-looking in nature and, therefore, the information should be read in light of the factors discussed in the section of this proxy statement/prospectus entitled “Cautionary Statement Regarding Forward- Looking Statements.” This section includes comparable operating profit, comparable basic and diluted earnings per share and net comparable operating profit synergies, which are non-IFRS measures. Comparable operating profit and comparable basic and diluted earnings per share both exclude intangible asset amortization and other purchase price fair value adjustments, goodwill impairments, restructuring related charges and certain other items affecting comparability. Net comparable operating profit synergies refer to potential synergies identified by Nokia with respect to its comparable operating profit and which Nokia believes will be generated by the Merger, after taking into account potential dis-synergies. Such non-IFRS financial measures should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with IFRS, including operating profit and earnings per share, in each case, determined in accordance with IFRS. In accordance with Item 10(e)(1)(i)(B) of Regulation S-K, a quantitative reconciliation of a forward-looking non-IFRS financial measure is only required to the extent it is available without unreasonable efforts. Due to the forward-looking nature of this information, Nokia does not currently have sufficient data to accurately estimate the variables and individual adjustments for such reconciliation, or to quantify the probable significance of these items. Since the adjustments required for any such reconciliation of Nokia’s forward-looking non-IFRS financial measures cannot currently be accurately forecast by Nokia, the reconciliation has been omitted.

Recommendation of the Infinera Board of Directors; Infinera’s Reasons for the Merger

Recommendation of the Infinera Board

The Infinera Board, after considering the various factors described in the section of this proxy statement/prospectus entitled “—Recommendation of the Infinera Board and Reasons for the Merger,” unanimously: (1) determined that it is in the best interests of Infinera and Infinera stockholders to enter into the Merger Agreement and consummate the Merger and the other transactions contemplated by the Merger Agreement; (2) recommended that Infinera stockholders adopt the Merger Agreement; and (3) directed that the adoption of the Merger Agreement be submitted for consideration by Infinera stockholders at a meeting thereof.

The Infinera Board unanimously recommends that Infinera stockholders vote: (1) “FOR” the Merger Agreement Proposal; (2) “FOR” the Nonbinding Compensation Proposal; and (3) “FOR” the Adjournment Proposal.

Reasons for the Merger

In evaluating the Merger Agreement and the Merger, the Infinera Board consulted with members of Infinera management, as well as representatives of each of Wilson Sonsini and Centerview. In recommending that Infinera stockholders vote “FOR” the adoption of the Merger Agreement (by way of the Merger Agreement Proposal), the Infinera Board considered and analyzed a number of factors, including the factors summarized below (which factors are not necessarily exhaustive or presented in order of relative importance). Based on these consultations, considerations and analyses, and the factors discussed below, the Infinera Board concluded that entering into the Merger Agreement was in the best interests of Infinera and Infinera stockholders.

The Infinera Board believed that the following material factors and benefits supported its determination and recommendation:

•

Strategic Rationale of the Transaction. The strategic and business rationale and benefits of the Merger and related opportunities for value creation for Infinera stockholders, employees and partners. Among the potential strategic and business benefits identified were:

•

the opportunity to combine two successful, complementary optical networking businesses to create a strong innovative player with a deep and diverse pool of optical networking talent, technology and expertise;

•

that the combination is expected to increase the scale of Nokia’s Optical Networks business by up to 75 percent, enabling the Enlarged Company to accelerate its product roadmap timeline and breadth, provide better products for customers and create a business that can sustainably challenge the competition;

•

that the combined business will have significant in-house capabilities, including an expanded digital signal processor development team, expertise across silicon photonics and indium phosphide-based semiconductor material sciences, and deeper competency in PIC technology;

•

the complementary geographic strengths of Nokia and Infinera, with Infinera having a solid presence in the North America optical market and Nokia’s strong positions in the Asia Pacific, Europe, Middle East and Africa, and Latin America;

•	the opportunity for the Enlarged Company to build on Nokia’s commitment to investment in U.S.-based manufacturing and advanced testing and packaging capabilities;

•

the expectation that following the Merger, Nokia could achieve significant synergies, and Infinera stockholders who elect to receive Nokia ADSs will be able to participate in the benefits of such potential synergies as stockholders of Nokia;

•	the Infinera Board’s view, based on discussions with Nokia management, of the ability of Nokia management to successfully integrate and combine the respective businesses of Nokia and Infinera;

•	the business, operations, strategy and future prospects of Nokia following the Merger; and

•	other strategic benefits and opportunities for innovation that could be achieved through the sharing of Infinera’s and Nokia’s technology and employee talent.

•

Business, Financial Condition, Prospects and Execution Risks. The Infinera Board’s assessment of the then-current and historical financial condition, results of operations, business and competitive positioning of Infinera. As part of this analysis, the Infinera Board considered Infinera management’s business plans and strategies, including the LTBM, and the potential opportunities that these plans and strategies presented against, among other things, various execution and other risks and challenges to achieving the LTBM. Additional information about the preparation and substance of the LTBM is contained in the section of this proxy statement/prospectus captioned “—Certain Projected Financial Information.” Among the potential risks and challenges identified by the Infinera Board were:

•	Infinera’s prospects and competitive position as an independent public company. In this regard, the Infinera Board considered:

•

Infinera’s lack of scale, and the challenges that this lack of scale presented to Infinera making investments in research and development and go-to-market initiatives in a manner that would sustainably drive additional demand for Infinera’s products and generate an acceptable return on investment;

•

Infinera’s lack of significant cash resources (particularly in relation to the financial capabilities of Infinera’s key competitors, many of which are larger and better capitalized) for investment in its business, and Infinera’s inability to meaningfully increase its cash balance without engaging in dilutive or expensive financing activities;

•

the nature of the networking and communications infrastructure industry, which is characterized by: (1) large customers with significant buying power; (2) large market leaders with significant market share; and (3) rapid technological innovation, which requires significant research and development investment;

•

new and evolving competitive threats, including the intense competition that Infinera faces from larger and better capitalized competitors, which competition will continue as Infinera enters the pluggables market and increases its focus on market opportunities inside data centers;

•	Infinera’s ability to achieve economies of scale in its semiconductor fabrication and packaging operations; and

•	the other risk factors described in Infinera’s other filings with the SEC, as listed in the section of this proxy statement/prospectus entitled “Where You Can Find More Information.”

•	Infinera’s ability to accurately forecast its future financial performance.

•

The challenges, for a publicly traded company, of making investments to achieve long-term growth, given that a publicly traded company is subject to investor scrutiny based on its quarterly performance. The Infinera Board was aware that the price of Infinera Common Stock could be negatively impacted if Infinera did not meet its publicly disclosed guidance and investor expectations of its future financial and operational performance.

•

Market volatility and the current and prospective business environment in which Infinera operates, including: (1) follow-on effects of the COVID-19 pandemic and other macroeconomic challenges, including rising interest rates, sustained inflation and significant supply chain disruptions; (2) the consistent downward adjustment of growth estimates for the networking and communications infrastructure industry as customers struggled to adapt to a changed environment; and (3) the impact of this environment on the ability of Infinera management to successfully execute Infinera’s business plan.

•

The historical market prices, volatility and trading information with respect to shares of Infinera Common Stock, including the approximately 40 percent decline in the trading price of Infinera Common Stock since mid-2021 and prior to the announcement of the Merger, and the generally consistent declines in the trading prices of Infinera’s closest competitors since that time.

•	the need to attract and retain talented senior management to execute Infinera’s business plan.

•

Results of Strategic Review Process. The Infinera Board’s belief that the Merger was the result of a reasoned, fully informed process overseen by the Strategic Committee and the Infinera Board. Among the process considerations identified by the Infinera Board were:

•

The conversations, which occurred over several years, with at least 12 counterparties, including Nokia, to discuss a variety of strategic transactions. For more information on this process, please see the section of this proxy statement/prospectus entitled “—Background of the Merger.”

•

The efforts of the Strategic Committee and the Infinera Board to pursue a wide variety of strategic transactions, including: (1) acquisitions; (2) divestitures; (3) strategic partnerships; (4) financing activities; (5) a separation of Infinera into two independent businesses; and (6) a sale of Infinera.

•	The results of the Prior Strategic Review Process.

•	The Reuters article in March 2023 that Infinera was actively working with Centerview on a formal sale process.

•

The work undertaken following the June 7, 2023, meeting of the Infinera Board to source an acquisition of Infinera, including that: (1) the three financial sponsors with whom Infinera had acquisition discussions all declined to pursue an acquisition due to, among other things, a belief that there were not significant opportunities to unlock value that were not already being pursued by Infinera management; and (2) the Strategic Committee and the Infinera Board’s perspective that such belief was likely to be shared by other financial sponsors with whom Infinera could have discussions.

•

Sponsor 1’s explicit statement in the Initial Sponsor 1 Acquisition Proposal that Infinera “should consider the proposed valuation [of $6.00 per share of Infinera Common Stock in the Initial Sponsor 1 Proposal to be] the best [that Sponsor 1] can do and not a starting point for a negotiation.” In addition, the Infinera Board considered Sponsor 1’s request for approximately 30 days to complete its due diligence, along with Sponsor 1’s request that Infinera agree to negotiate with Sponsor 1 on an exclusive basis for 30 days.

•	The potential risk of losing the favorable opportunity with Nokia if Infinera sought to pursue discussions with other third parties, including Sponsor 1.

•	The potential negative effects that a further extended transaction process might have on Infinera’s business, including as the result of distraction of Infinera management.

•

Infinera’s rights under the Merger Agreement to respond to unsolicited acquisition proposals from third parties, and, subject to compliance with the terms of the Merger Agreement, to terminate the Merger Agreement to accept a superior offer from a third party.

•

Value to Infinera Stockholders. The Infinera Board’s belief the Merger Consideration represents the best value reasonably obtainable for Infinera stockholders, taking into account the Infinera Board’s familiarity with Infinera’s business, operations, prospects, business strategy, assets, liabilities and general financial condition on a historical and prospective basis. In addition, the Infinera Board believed that, measured against Infinera’s longer-term execution risks, the Merger Consideration reflects a fair and favorable price for the shares of Infinera Common Stock. In this regard, the Infinera Board considered, among other things:

•	Various analyses as to the valuation of Infinera as an independent public company.

•

That $6.65 per share of Infinera Common Stock represents a 28 percent premium to Infinera’s share price at the close of June 26, 2024 (the trading day prior to public announcement of the Merger Agreement), and a 37 percent premium to Infinera’s trailing 180-day volume weighted average share price.

•	The ability of Infinera stockholders to elect to receive cash, Nokia Shares or a mixture of cash and Nokia Shares in exchange for their shares of Infinera Common Stock.

•	That the cash portion of the Merger Consideration is not limited and provides Infinera stockholders electing to receive cash with certainty of value and liquidity upon completion of the Merger.

•

The ability of Infinera stockholders to elect to receive Nokia Shares, which allows those Infinera stockholders to participate in the upside potential of a larger, more diversified company with greater scale.

•	The possibility that the value of the portion of the Merger Consideration composed of Nokia Shares could increase if the price of Nokia Shares increases prior to completion of the Merger.

•

Potential Strategic Alternatives. The Infinera Board’s assessment that none of the possible alternatives to the Merger (including the possibility of continuing to operate Infinera as an independent public company or pursuing a different transaction, and the desirability and perceived risks of those alternatives, as well as the potential benefits and risks to Infinera stockholders of those alternatives and the timing and likelihood of effecting such alternatives) was reasonably likely to present superior opportunities for Infinera to create greater value for Infinera stockholders, taking into account execution risks as well as business, competitive, financial, industry, legal, market and regulatory risks.

•

Opinion of Centerview. The opinion of Centerview rendered to the Infinera Board on June 27, 2024, which was subsequently confirmed by delivery of a written opinion dated June 27, 2024, that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Merger Consideration, taken together (and not separately), to be paid to the holders of Infinera Common Stock (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. As more fully described below under the section of this proxy statement/prospectus entitled “The Merger—Opinion of Infinera’s Financial Adviser,” Centerview’s opinion did not address any other term or aspect of the Merger Agreement, the Voting Agreement or the transactions contemplated by the Merger Agreement, including, without limitation, the allocation of the Merger Consideration as among holders of Infinera Common Stock who receive the Cash Consideration, the Share Consideration or the Mixed Consideration, or the relative fairness of the Cash Consideration, the Share Consideration or the Mixed Consideration, and does not constitute a recommendation to any stockholder of Infinera or any other person as to how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transaction or any other matter, including, without limitation, whether such stockholder or person should elect to receive the Cash Consideration, the Share Consideration or the Mixed Consideration, or make no election, in the Transaction.

•

Negotiations with Nokia and Terms of the Merger Agreement. The terms of the Merger Agreement, which was the product of robust, arm’s-length negotiations. In this regard, the factors considered by the Infinera Board included:

•	Infinera’s ability, under certain circumstances, to respond to third parties regarding unsolicited alternative acquisition proposals.

•	The Infinera Board’s belief that the terms of the Merger Agreement would not preclude third parties from making a superior proposal.

•	The Infinera Board’s ability, under certain circumstances, to withdraw or modify its recommendation that Infinera stockholders vote in favor of the adoption of the Merger Agreement.

•

Infinera’s ability, under certain circumstances, to terminate the Merger Agreement to enter into an alternative acquisition agreement. In that regard, the Infinera Board believed that the termination fee payable by Infinera in such instance was reasonable, consistent with or below similar fees payable in comparable transactions, and not preclusive of other offers.

•	The limited conditions to Nokia’s obligation to consummate the Merger and the likelihood that they would be satisfied.

•	Infinera’s ability to operate in the ordinary course prior to the consummation of the Merger.

•	The $130 million termination fee payable by Nokia to Infinera if, generally speaking, regulatory approval of the Merger cannot be obtained.

•

Reasonable Likelihood of Consummation. The Infinera Board’s belief that an acquisition by Nokia has a reasonable likelihood of closing. Further, Nokia’s stockholders are not required to approve the Merger and Nokia possesses sufficient cash resources to fund the entire purchase price without having to rely on third-party debt or equity financing.

•

Business Reputation of Nokia. The Infinera Board’s assessment that the business reputation and financial resources of Nokia supported the conclusion that a transaction with Nokia could be completed in an expedited manner.

•	Appraisal Rights. The appraisal rights in connection with the Merger available to Infinera stockholders of record and beneficial owners.

The Infinera Board also considered a number of uncertainties and risks and other potentially negative factors related to its recommendation, including the following:

•

Uncertain Regulatory Approval Process. The possibility that regulatory agencies may delay, object to or challenge the Merger or may seek to impose terms and conditions on their approvals that are not acceptable to Nokia and that could ultimately result in the Merger not occurring. In this regard, the Infinera Board was aware that the regulatory approval process could be prolonged and could have an impact on Infinera’s business.

•

Risks Associated with Failure to Consummate the Merger. The possibility that the Merger might not be consummated, and if it is not consummated, the possibility that: (1) Infinera’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work on behalf of Infinera during the pendency of the Merger; (2) Infinera will have incurred significant transaction and other costs (many of which are payable whether or not the Merger is consummated); (3) Infinera’s business relationships with current or prospective customers, business partners, suppliers, vendors, employees and investors may be adversely affected, which could cause an adverse impact on Infinera’s operating results; (4) the trading price of Infinera Common Stock could be adversely affected; (5) the contractual and legal remedies available to Infinera if Nokia were to seek to terminate the Merger Agreement or abandon the Merger (including the termination fee payable by Nokia) may be insufficient from a variety of perspectives, costly to pursue, or both; and (6) the failure of the Merger to be consummated could result in an adverse perception among Infinera’s current and prospective customers, business partners, suppliers, vendors, employees and investors, which could cause an adverse impact on Infinera’s operating results.

•

Combination and Integration Risks. The risk that Nokia will not realize all of the anticipated strategic and other benefits of the Merger, including the possibility that Nokia’s financial performance may not meet Infinera’s expectations and that the expected synergies may not be realized or will cost more to achieve than anticipated. In this regard, the Infinera Board was aware of the challenges inherent in integrating the businesses, operations and workforces of Nokia and Infinera, and that this process could take longer than expected and might ultimately be unsuccessful.

•

Potential Decrease in the Value of the Merger Consideration. The value of the portion of the Merger Consideration payable in Nokia ADSs could decrease if the trading price of the Nokia ADSs decreases prior to completion of the Merger.

•

Infinera Stockholders Electing Cash Will Not Participate in Nokia’s Future Growth or Earnings. Those Infinera stockholders who elect to receive cash in the Merger for all or a portion of their shares of Infinera Common Stock will not, with respect to such shares of Infinera Common Stock, participate in Nokia’s future growth or earnings and will not benefit from any appreciation in value of the Enlarged Company following the Merger.

•

Other Strategic Options. Alternative strategies and transactions available to Infinera as an independent public company, which, despite significant uncertainty, could have the potential to result in a more successful and valuable company.

•	No Ability to Solicit an Alternative Transaction. The restrictions in the Merger Agreement on Infinera’s ability to solicit alternative acquisition proposals.

•

Termination Fee Payable by Infinera. The requirement that Infinera pay Nokia a termination fee of $65,000,000 under certain circumstances following termination of the Merger Agreement, including if the Infinera Board terminates the Merger Agreement to accept a superior proposal. The Infinera Board considered the potentially dampening effect that this termination fee could have on a third party’s interest in making a proposal to acquire Infinera.

•

Impact of Interim Restrictions on Infinera’s Business Pending the Completion of the Merger. The restrictions in the Merger Agreement on the conduct of Infinera’s business prior to the consummation of the Merger, which may delay or prevent Infinera from undertaking strategic initiatives before the completion of the Merger that, absent the Merger Agreement, Infinera might have pursued.

•

Effects of the Announcement of the Merger. The effects of the public announcement of the Merger, including the: (1) effects on Nokia and Infinera’s respective employees, customers, partners, suppliers, vendors, operating results and stock prices; (2) impact on Nokia and Infinera’s respective ability to attract and retain management, sales and marketing and technical personnel; and (3) potential for litigation in connection with the Merger.

•	Taxable Consideration. The receipt of Merger Consideration will generally be a taxable transaction for U.S. federal income tax purposes for Infinera stockholders that are U.S. persons.

•

Interests of Infinera’s Directors and Executive Officers. The interests that Infinera’s directors and executive officers may have in the Merger, which may be different from, or in addition to, those of other Infinera stockholders.

This discussion is not meant to be exhaustive. Rather, it summarizes the material considerations and analyses evaluated by the Infinera Board in its consideration of the Merger, and such considerations and analyses are not necessarily presented in order of importance. After considering these and other factors, the Infinera Board concluded that the potential benefits of entering into the Merger Agreement outweighed the potential uncertainties and risks. In light of the variety of factors considered by the Infinera Board and the complexity of these factors, the Infinera Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the foregoing factors in reaching its determination and recommendations. Moreover, each member of the Infinera Board applied his or her own personal business judgment to the process and may have assigned different relative weights to the different factors. The Infinera Board adopted and approved the Merger Agreement based upon the totality of the information presented to, and considered by, the Infinera Board. The explanation of the factors and reasoning set forth above may contain forward-looking statements, which should be read in conjunction with the section of this proxy statement/prospectus entitled “Forward-Looking Statements.”

Opinion of Infinera’s Financial Adviser

On June 27, 2024, Centerview rendered to the Infinera Board its oral opinion, subsequently confirmed in a written opinion dated June 27, 2024, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Merger Consideration, taken together (and not separately), to be paid to the holders of Infinera Common Stock (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated June 27, 2024, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex E and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety to the full text of Centerview’s written opinion attached as Annex E. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Infinera Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction and Centerview’s opinion only addressed the fairness, from a financial point of view, as of the date thereof, to the holders of Infinera Common Stock (other than Excluded Shares) of the Merger Consideration to be paid to such holders pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement, the Voting Agreement or the Transaction, including, without limitation, the allocation of the Merger Consideration as among holders of Infinera Common Stock who receive the Cash Consideration, the Share Consideration or the Mixed Consideration, or the relative fairness of the Cash Consideration, the Share Consideration or the Mixed Consideration, and does not constitute a recommendation to any stockholder of Infinera or any other person as to how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transaction or any other matter, including, without limitation, whether such stockholder or person should elect to receive the Cash Consideration, the Share Consideration or the Mixed Consideration, or make no election, in the Transaction.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•	a draft of the Merger Agreement dated June 27, 2024, referred to in this summary of Centerview’s opinion as the “Draft Merger Agreement”;

•	a draft of the Voting Agreement, referred to in this summary of Centerview’s opinion as the “Draft Voting Agreement”;

•	Annual Reports on Form 10-K of Infinera for the fiscal years ended December 30, 2023, December 31, 2022 (as amended) and December 25, 2021;

•	Annual Reports on Form 20-F of Nokia for the years ended December 31, 2023, December 31, 2022 and December 31, 2021;

•	certain interim reports to stockholders of Nokia and Infinera, including Quarterly Reports on Form 10-Q of Infinera and quarterly reports furnished on Form 6-K of Nokia;

•	certain publicly available research analyst reports for Nokia and Infinera;

•	certain other communications from Nokia and Infinera to their respective stockholders;

•

certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Infinera, including certain financial forecasts, analyses and projections relating to Infinera prepared by management of Infinera and furnished to Centerview by Infinera for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the “Infinera Forecasts,” and which are collectively referred to in this summary of Centerview’s opinion as the “Infinera Internal Data”; and

•

certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Nokia, which are collectively referred to in this summary of Centerview’s opinion as the “Nokia Internal Data.”

Centerview also participated in discussions with members of the senior management and representatives of each of Nokia and Infinera regarding their assessment of the Infinera Internal Data (including, without limitation, the Infinera Forecasts) and the Nokia Internal Data, as appropriate, and the strategic rationale for the Transaction. In addition, Centerview reviewed publicly available financial and stock market data, including valuation multiples, for Infinera and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant, and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with Infinera’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at Infinera’s direction, that the Infinera Internal Data (including, without limitation, the Infinera Forecasts) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Infinera as to the matters covered thereby, and that the Nokia Internal Data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Nokia as to the matters covered thereby, and Centerview relied, at Infinera’s direction, on the Infinera Internal Data (including, without limitation, the Infinera Forecasts) and the Nokia Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Infinera Internal Data (including, without limitation, the Infinera Forecasts)

and the Nokia Internal Data or the assumptions on which they were based. In addition, at Infinera’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Nokia or Infinera, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of Nokia or Infinera. Centerview assumed, at Infinera’s direction, that the final executed Merger Agreement and Voting Agreement would not differ in any respect material to Centerview’s analysis or opinion from the Draft Merger Agreement and Draft Voting Agreement reviewed by Centerview. Centerview also assumed, at Infinera’s direction, that the Transaction will be consummated on the terms set forth in the Merger Agreement and the Voting Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change, including any divestiture requirements or amendments or modifications, will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of Nokia or Infinera, or the ability of Nokia or Infinera to pay their respective obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting adviser, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview’s opinion expressed no view as to, and did not address, Infinera’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to Infinera or in which Infinera might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of the Infinera Common Stock (other than Excluded Shares) of the Merger Consideration to be paid to such holders pursuant to the Merger Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement, the Voting Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Merger Agreement, the Voting Agreement or that are entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, (i) the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of Infinera or any other party, (ii) the allocation of the Merger Consideration as among holders of Infinera Common Stock who receive the Cash Consideration, the Share Consideration or the Mixed Consideration, or (iii) the relative fairness of the Cash Consideration, the Share Consideration or the Mixed Consideration. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Infinera or any party, or class of such persons in connection with the Transaction, whether relative to the Merger Consideration to be paid to the holders of the Infinera Common Stock (other than Excluded Shares) pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’ written opinion. Centerview expressed no view or opinion as to what the value of Nokia ADSs (or the underlying Nokia Shares) actually will be when issued pursuant to the Transaction or the prices at which the Infinera Common Stock, Nokia ADSs or Nokia Shares will trade or otherwise be transferable at any time, including following the announcement or consummation of the Transaction. Centerview’s opinion does not constitute a recommendation to any stockholder of Infinera or any other person as to how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transaction or any other matter, including, without limitation, whether such stockholder or person should elect to receive the Cash Consideration, the Share Consideration or the Mixed Consideration, or make no election, in the Transaction. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the Infinera Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analysis

The following is a summary of the material financial analyses prepared and reviewed with the Infinera Board in connection with Centerview’s opinion, dated June 27, 2024. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of Infinera. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Infinera or any other parties to the Transaction. None of Infinera, Nokia, Merger Sub or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of Infinera do not purport to be appraisals or reflect the prices at which Infinera may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before June 26, 2024 (the last trading day before the public announcement of the Transaction) and is not necessarily indicative of current market conditions.

Selected Public Companies Trading Analysis

Centerview reviewed and compared certain financial information, ratios and multiples for Infinera to corresponding financial information, ratios and multiples for selected publicly traded companies that Centerview deemed relevant, based on its experience and professional judgment, to consider in relation to Infinera. These selected publicly traded companies in this section are referred to as the “selected companies” for Infinera.

The selected companies for Infinera consisted of:

•	ADTRAN Holdings, Inc.

•	Ciena Corporation

•	Cisco Systems, Inc.

•	Coherent Corp.

•	Lumentum Holdings Inc.

•	Marvell Technology, Inc.

•	Nokia Corporation

•	Telefonaktiebolaget Lm Ericsson

Although none of the selected companies for Infinera is directly comparable to Infinera, these companies were selected by Centerview, among other reasons, because they are publicly traded companies in the networking and communications infrastructure space with certain operational and financial characteristics that, for purposes of Centerview’s analysis, Centerview considered, based on its experience and professional judgment, to be similar to those of Infinera. However, because none of the selected companies is exactly the same as Infinera, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected public companies trading analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences between the business, financial and operational characteristics of Infinera and the selected companies that could affect the public trading values in order to provide a context in which to consider the results of the quantitative analysis.

Using publicly available information obtained from SEC filings, publicly available Wall Street research, other publicly available information and closing stock prices as of June 26, 2024, as well as the Infinera Forecasts, Centerview calculated, for Infinera and for each of the selected companies for Infinera, the following ratios and multiples: (1) the enterprise value (calculated as the market value of fully-diluted common equity, with outstanding options treated with the treasury stock method, as applicable, plus the book value of debt and certain liabilities (and in the case of Infinera, including an adjustment for cash settlement of convertible notes, with the settlement amount inclusive of a step up from the make-whole fundamental change provision as of the March 31, 2025 illustrative transaction close per Infinera management and the effects of the associated capped call transactions) and other noncontrolling interests, less cash and cash equivalents including investments in marketable securities) as a multiple of 2025 calendar year estimated Adjusted EBITDA based on Wall Street consensus analyst estimates (but in the case of the multiple for Infinera, based on the Infinera Forecasts and not on Wall Street consensus analyst estimates) (the “EV / Adjusted EBITDA multiple”) and (2) the ratio of the stock price to estimated Adjusted EPS for the 2025 calendar year based on Wall Street consensus analyst estimates (but in the case of the multiple for Infinera, based on the Infinera Forecasts and not on Wall Street consensus analyst estimates) (the “Price / Adjusted EPS multiple”). For purposes of the financial analyses described below in this section, (i) Adjusted EBITDA is a non-GAAP financial measure and is calculated herein as net earnings before interest, income taxes, depreciation and amortization, adjusted to exclude non-recurring items and stock-based compensation expense and (ii) Adjusted EPS is a non-GAAP financial measure and is calculated as earnings per share, adjusted to exclude non-recurring items and stock-based compensation expense.

The results of this analysis for the selected companies for Infinera are summarized below:

Selected Company	EV / Adjusted EBITDA Multiple	Price / Adjusted EPS Multiple
Systems Peers
ADTRAN Holdings, Inc.	6.4x	13.8x
Ciena Corporation	10.9x	16.6x
Cisco Systems, Inc.	10.0x	12.9x
Nokia Corporation	4.4x	9.5x
Telefonaktiebolaget Lm Ericsson	5.3x	11.1x
Subsystems Peers
Coherent Corp.	11.5x	19.4x
Lumentum Holdings, Inc.	14.9x	18.6x
Marvell Technology, Inc.	24.5x	29.8x
Systems Peer Median	6.4x	12.9x
Overall Peer Median	10.5x	15.2x

Based on this analysis and its experience and professional judgment, for purposes of its analysis, Centerview selected an EV / Adjusted EBITDA multiple reference range of 8.5x to 10.5x (the “EV / Adjusted EBITDA multiple reference range”) and a Price / Adjusted EPS multiple reference range of 13.0x to 15.5x (the “Price / Adjusted EPS multiple reference range”). In selecting these reference ranges, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, financial and operating characteristics and prospects of Infinera and the selected companies for Infinera that could affect the public trading values in order to provide a context in which to consider the results of the quantitative analysis.

Centerview applied the EV / Adjusted EBITDA multiple reference range to Infinera’s calendar year 2025 estimated Adjusted EBITDA of $237 million, as set forth in the Infinera Forecasts, to derive a range of implied enterprise values for Infinera. Centerview subtracted from this range of implied enterprise values the book value of Infinera’s net debt (including an adjustment for cash settlement of convertible notes, with the settlement amount inclusive of a step up from the make-whole fundamental change provision as of the March 31, 2025 illustrative transaction close per Infinera management and the effects of the associated capped call transactions), as set forth in the Infinera Internal Data to derive a range of implied equity values for Infinera. Centerview then divided this range of implied equity values by the number of fully-diluted outstanding shares of Infinera Common Stock (excluding dilution from convertible notes) as of June 26, 2024, as set forth in the Infinera Internal Data, to derive a range of implied values per share of Infinera Common Stock. Centerview also applied the Price / Adjusted EPS multiple reference range to Infinera’s calendar year 2025 Adjusted EPS of $0.46, as set forth in the Infinera Internal Data, to derive a range of implied values per share of Infinera Common Stock.

The results of this analysis, rounded to the nearest $0.25, are summarized below:

Valuation Metric	Implied Stock Price Per Share of Infinera Common Stock
EV / Adjusted EBITDA Multiple	$5.75 – 7.25
Price / Adjusted EPS Multiple	$6.00 – 7.25

Centerview then compared these ranges to the closing price of Infinera Common Stock on June 26, 2024 of $5.18 per share and to the implied value of the Merger Consideration of $6.65 per share of Infinera Common Stock (the “implied Merger Consideration”), implied by the value of the right to receive, at the election of the holder, for each share of Infinera Common Stock, one of the following: (1) the Cash Consideration ($6.65 in cash, without interest); (2) the Share Consideration (1.7896 Nokia

Shares); or (3) the Mixed Consideration ($4.66 in cash, without interest, and 0.5355 Nokia Shares), and assuming no proration and a per share value of $3.72 per Nokia Share (the volume-weighted average trading price per Nokia Share over the three trading day period ended June 26, 2024).

Selected Transaction Analysis

Centerview reviewed and analyzed certain information relating to the following selected low to moderate growth transactions in the networking and communications infrastructure industry in the past 10 years that Centerview deemed, based on its experience and professional judgment, to be relevant to Infinera and the Transaction. These selected transactions in this section are referred to as the “selected transactions.”

The selected transactions consisted of:

Announce Date	Target	Acquirer	EV / LTM Adjusted EBITDA
January 2024	Juniper Networks, Inc.	Hewlett Packard Enterprise	12.1x

August 2021	ADVA Optical Networking SE	ADTRAN Holdings, Inc.	9.8x

November 2018	Finisar Corporation	II-VI Incorporated	13.5x

October 2018	Electro Scientific Industries, Inc.	MKS Instruments, Inc.	9.9x

March 2018	Oclaro, Inc.	Lumentum Holdings Inc.	10.8x

November 2016	Brocade Communications Systems, Inc.	Broadcom Limited	9.8x

April 2016	Alliance Fiber Optic Products, Inc.	Corning Incorporated	10.6x

March 2016	ROFIN-SINAR Technologies, Inc.	Coherent, Inc.	10.9x

February 2016	Newport Corporation	MKS Instruments, Inc.	9.7x

April 2015	Alcatel-Lucent	Nokia Corporation	12.5x

November 2014	Oplink Communications, Inc.	Koch Industries, Inc.	11.8x

No company or transaction used in this analysis is directly comparable to Infinera or the Transaction. The companies included in the selected transactions are companies that were selected, among other reasons, because they have certain characteristics that, for the purposes of this analysis, may be considered to be similar to those of Infinera. The reasons for and the circumstances surrounding each of the selected transactions analyzed were diverse, and there are inherent differences in the business, operations, financial conditions and prospects of Infinera and the companies included in the selected transactions. Accordingly, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected transactions analysis. This analysis involves complex considerations and qualitative judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the selected target companies and Infinera.

Using publicly available information obtained from SEC filings, public news and other publicly available information, Centerview calculated, for each selected transaction set forth above, among other things, the enterprise value implied for the applicable target company based on the consideration payable in the applicable selected transactions, as a multiple of the target company’s Adjusted EBITDA for the last-12-month period, which it refers to as LTM Adjusted EBITDA, for which financial information had been made public at the time of the announcement of such transactions (in each case excluding stock-based compensation expense) (the “EV / LTM Adjusted EBITDA multiple”). The results of this analysis are summarized below:

	25th Percentile	Mean	Median	75th Percentile
EV / LTM Adjusted EBITDA	9.8x	11.0x	10.8x	12.1x

Based on its analysis of the relevant metrics for each of the companies included in the selected transactions, Centerview selected an EV / LTM Adjusted EBITDA multiple reference range of 10.0x to 12.0x (the “EV / LTM Adjusted EBITDA multiple reference range”). In selecting this reference range, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, financial and operating characteristics and prospects of Infinera and the companies included in the selected transactions and other factors that could affect the public trading, acquisition or other values of such companies or Infinera. Centerview applied the EV / LTM Adjusted EBITDA multiple reference range to Infinera’s estimated LTM Adjusted EBITDA as of June 26, 2024 of $144 million, as set forth in the Infinera Internal Data, to calculate a range of implied enterprise values of Infinera. Centerview subtracted from this range of implied enterprise values the book value of Infinera’s net debt (including an adjustment for cash settlement of convertible notes, with the settlement amount inclusive of a step up from the make-whole fundamental change provision as of the March 31, 2025 illustrative transaction close per Infinera management and the effects of the associated capped call transactions), as set forth in the Infinera Internal Data, to derive a range of implied equity values for Infinera. Centerview then divided this range of implied equity values by the number of fully-diluted outstanding shares of Infinera Common Stock (excluding dilution from convertible notes) as of June 26, 2024, as set forth in the Infinera Internal Data, to derive a range of implied values per share of Infinera Common Stock of $3.75 to $4.75, rounded to the nearest $0.25. Centerview then compared these ranges to the closing price of Infinera Common Stock on June 26, 2024 of $5.18 per share and to the value of the implied Merger Consideration of $6.65 per share of Infinera Common Stock.

Discounted Cash Flow Analysis

Centerview performed an illustrative discounted cash flow analysis of Infinera, which is a traditional valuation methodology used to derive a valuation of an asset by calculating the present value of estimated future cash flows of the asset, based on the Infinera Forecasts. Present value refers to the current value of future cash flows and is obtained by discounting those future cash flows by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

In performing this analysis, Centerview calculated the estimated present value of the unlevered free cash flows of Infinera reflected in the Infinera Forecasts for the years from 2024 through 2033. The terminal value of Infinera at the end of the forecast period was estimated by using perpetuity growth rates ranging from 1.0 percent to 3.0 percent, which perpetuity growth rates were based on considerations that Centerview deemed relevant in its professional judgment and experience. The unlevered free cash flows and terminal values were then discounted to present value using discount rates ranging from 12.00 percent to 14.50 percent. This range of discount rates was determined based on Centerview’s analysis of Infinera’s weighted average cost of capital. Based on its analysis, Centerview calculated a range of implied enterprise values of Infinera. Centerview subtracted from this range of implied enterprise values the book value of Infinera’s net debt (including an adjustment for cash settlement of convertible notes, with the settlement amount inclusive of a step up from the make-whole fundamental change provision as of the March 31, 2025 illustrative transaction close per Infinera management and the effects of the associated capped call transactions), as set forth in the Infinera Internal Data, to derive a range of implied equity values of Infinera. Centerview then divided this range of implied equity values by the number of fully-diluted outstanding shares of Infinera Common Stock (excluding dilution from convertible notes) as of June 26, 2024, as set forth in the Infinera Internal Data, to derive a range of implied values per share of Infinera Common Stock of $4.75 to $7.25, rounded to the nearest $0.25. Centerview then compared these ranges to the closing price of Infinera Common Stock on June 26, 2024 of $5.18 per share and to the value of the implied Merger Consideration of $6.65 per share of Infinera Common Stock.

Other Factors

Centerview noted for the Infinera Board certain additional factors solely for reference and informational purposes only, including, among other things, the following:

•

Historical Stock Price Trading Analysis. Centerview reviewed the stock price performance of Infinera Common Stock for the 52-week period prior to June 26, 2024. Centerview noted that the range of low and high closing prices of Infinera Common Stock during the prior 52-week period was $2.87 to $6.50, as compared to the closing price of Infinera Common Stock on June 26, 2024 of $5.18 per share and to the value of the implied Merger Consideration of $6.65 per share of Infinera Common Stock. Centerview also noted that historical stock price trading analysis is not a valuation methodology and that such analysis was presented for reference purposes only and not as a component of Centerview’s fairness analyses.

•

Analyst Price Targets Analysis. Centerview reviewed stock price targets for Infinera reflected in selected publicly available Wall Street research analyst reports for which estimates were available as of June 26, 2024 and noted that the range of stock price targets in such research analyst reports was between $4.50 and $12.00, as compared to the closing price of Infinera Common Stock on June 26, 2024 of $5.18 per share and to the value of the implied Merger Consideration of $6.65 per share of Infinera Common Stock. Centerview also noted that analyst price targets analysis is not a valuation methodology and that such analysis was presented for reference purposes only and not as a component of Centerview’s fairness analyses.

•

Historical Premia Paid Analysis. Centerview performed an analysis of premiums paid in selected transactions since 2019, each with a transaction value between $1 billion and $4 billion and with a U.S.-based, public technology target, providing for all-cash and mixed consideration paid in such selected transactions that Centerview, based on its experience and professional judgment, deemed relevant to consider in relation to the Transaction. The premiums in this analysis were calculated by comparing the per share acquisition price in each transaction to the unaffected closing trading price of the target company’s stock on the 1-day, 1-week and 1-month trading date prior to the first public knowledge of the possibility of the transaction. Based on the analysis above and its experience and professional judgment, Centerview applied a range of 21 percent to 53 percent (representing the 25th and 75th percentile of 1-day premiums) to the closing price of Infinera Common Stock on June 26, 2024 of $5.18 per share, which resulted in an implied share price of $6.25 to $7.94. Centerview also noted that historical premia paid analysis is not a valuation methodology and that such analysis was presented for reference purposes only and not as a component of Centerview’s fairness analyses.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Infinera Board in its evaluation of the Transaction. Consequently, the analyses described above should not be viewed as determinative of the views of the board of directors or management of Infinera with respect to the Merger Consideration or as to whether the Infinera Board would have been willing to determine that a different consideration was fair. The consideration for the transaction was determined through arm’s-length negotiations between Nokia and Infinera and was approved by the Infinera Board. Centerview provided advice to Infinera during these negotiations. Centerview did not, however recommend any specific amount of consideration to Infinera or the Infinera Board or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its written opinion, except for its current engagement by Infinera, Centerview had not been engaged to provide financial advisory or other services to Infinera and did not receive any compensation from Infinera during such period. In the two years prior to the date of its written opinion, Centerview had not been engaged to provide financial advisory or other services to Nokia or Merger Sub and did not receive any compensation from Nokia or Merger Sub during such period. In the two years prior to the date of its written opinion, Centerview has been engaged to provide financial advisory services unrelated to Infinera to two financial creditor groups (of which one or more affiliates of Oaktree Capital Group, LLC (collectively, “Oaktree”), a significant stockholder of Infinera, was or is a member) in connection with restructurings or potential restructurings involving the relevant issuer, and Centerview has received between $5 million and $10 million in compensation for such services, and in the future expects to receive additional compensation of up to $10 million for such services. Centerview may provide investment banking and other services to or with respect to Infinera, Nokia or Oaktree or their respective affiliates, including portfolio companies of Oaktree, in the future, for which it may receive compensation. Certain (i) of Centerview’s and Centerview’s affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, Infinera, Nokia, Oaktree or any of their respective affiliates, including portfolio companies of Oaktree, or any other party that may be involved in the Transaction.

The Infinera Board selected Centerview as its financial adviser in connection with the Transaction based on Centerview’s reputation and experience. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transaction.

In connection with Centerview’s services as the financial adviser to the Infinera Board, Infinera has agreed to pay Centerview an aggregate fee estimated (as of July 31, 2024) at approximately $36.6 million, $5 million of which was payable upon the rendering of Centerview’s opinion and approximately $31.6 million of which is payable contingent upon consummation of the Transaction. In addition, Infinera has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

Certain Projected Financial Information

Other than in connection with Infinera’s regular earnings press releases and related investor materials, Infinera does not, as a matter of course, make public its prospective or projected financial or operating plans, due to, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. However, Infinera management regularly prepares, and the Infinera Board regularly evaluates, prospective financial information concerning Infinera’s future performance as part of its business and strategic planning processes. In addition, Infinera management regularly makes and reviews with the Infinera Board updates and sensitivities to its business plan, including to reflect actual results, Infinera’s strategic initiatives and trends in Infinera’s performance and industry.

As part of Infinera’s exploration and evaluation of a sale of Infinera and other strategic alternatives available to Infinera (including continuing as an independent company), the LTBM was prepared by Infinera management and reviewed with the Infinera Board and the Strategic Committee. The LTBM was provided to, and approved by the Infinera Board for Centerview to use, at the direction of the Infinera Board, for purposes of performing its financial analyses in connection with rendering its opinion to the Infinera Board, as described in the section of this proxy statement/prospectus entitled “—Opinion of Infinera’s Financial Adviser.” The LTBM included Infinera management’s financial projections for fiscal years 2024 through 2028 with extrapolations thereafter. The extrapolations for fiscal years 2029 through 2033 of the unaudited prospective financial information contained in the LTBM were prepared by Infinera management for Centerview to use, at the direction of the Infinera Board, in connection with its financial analyses for the purpose of rendering its opinion to the Infinera Board. The extrapolations were derived by projecting forward the general trends from fiscal years 2024 through 2028 but assuming slowing revenue growth rates and an eventual plateauing of operating margins to reflect the anticipated maturation of Infinera’s businesses. The LTBM, together with such extrapolations, are collectively referred to as the “Financial Projections.” For purposes of preparing its financial analyses in connection with rendering its opinion to the Infinera Board, Centerview assumed that the Financial Projections were reasonably prepared by Infinera management on bases reflecting their best currently available estimates and judgments. For more information on the preparation, review and use of the Financial Projections, please see the section of this proxy statement/prospectus entitled “—Background of the Merger.”

The Financial Projections were prepared by Infinera management for internal use as then-current estimates of Infinera’s future financial performance as an independent company. The Financial Projections do not give effect to the Merger, including: (1) any impact of the negotiation or execution of the Merger Agreement or the Merger; (2) the expenses that have already and will be incurred in connection with completing the Merger; or (3) any changes to Infinera’s operations or strategy that may be implemented in connection with the pendency, or following the consummation, of the Merger. The Financial Projections also do not consider the effect of any failure of the Merger to be completed, and the Financial Projections should not be viewed as accurate or continuing in that context.

The Financial Projections are not included in this proxy statement/prospectus to influence any decision on whether to vote in favor of the adoption of the Merger Agreement or any other proposal presented at the Special Meeting, but rather are included in this proxy statement/prospectus to give Infinera stockholders access to certain forward-looking non- public information that was provided to the Strategic Committee, the Infinera Board, Centerview and Nokia. By including the Financial Projections in this proxy statement/prospectus, none of Infinera, the Strategic Committee, the Infinera Board, Centerview, Nokia, PJT Partners or any of their respective officers, directors, advisors or other representatives or any other person has made or makes any representation to any person regarding Infinera’s ultimate performance as compared to the information contained in the Financial Projections. The inclusion of the Financial Projections should not be regarded as an indication that Infinera, the Strategic Committee, the Infinera Board, Centerview or any other person considered, or now considers, them to be necessarily predictive of actual future results, and such information should not be relied on as such. Further, the inclusion of the Financial Projections in this proxy statement/prospectus does not constitute an admission or representation by Infinera that the information presented is material.

The Financial Projections were not prepared with a view toward public disclosure or complying with GAAP. In addition, the Financial Projections were not prepared with a view toward compliance with published guidelines of the SEC with respect to forward-looking information or the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information. The Financial Projections were prepared by, and are the responsibility of, Infinera management. Neither Infinera’s independent registered public accounting firm, Ernst & Young LLP (“EY”), nor any other independent accountants, including Deloitte Oy, have compiled, examined or performed any procedures with respect to the Financial Projections, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the Financial Projections. The report of EY incorporated by reference into this proxy statement/prospectus relates solely to Infinera’s previously issued financial statements. It does not extend to the Financial Projections and should not be read to do so.

Although the Financial Projections are presented with numerical specificity, they reflect numerous assumptions, estimates and uncertainties as to future events made by Infinera management that Infinera management believed in good faith were reasonable at the time that the Financial Projections were prepared, including as described below. Infinera’s ability to achieve the financial results contemplated by the Financial Projections will be affected by Infinera’s ability to achieve its strategic goals, objectives and targets over the applicable periods, and will be subject to industry, operational and execution risks. The Financial Projections are forward-looking information, are subject to many risks and uncertainties and reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results and cause the Financial Projections not to be achieved can be found in the risk factors included in Infinera’s periodic filings with the SEC. These factors are difficult to predict and may be outside of Infinera’s control. As a result, there can be no assurance that the Financial Projections will be realized, and Infinera’s actual results may be materially better or worse than those implied by the Financial Projections. For more information on factors that may cause Infinera’s future results to materially vary, please see the section of this proxy statement/prospectus entitled “Cautionary Statement Regarding Forward-Looking Statements.”

The Financial Projections may differ from publicized estimates, guidance and forecasts with respect to Infinera’s future financial performance. Stockholders should evaluate the Financial Projections, if at all, in conjunction with Infinera’s historical financial statements and other information regarding Infinera contained in its public filings with the SEC. The Financial Projections may not be comparable with Infinera’s historical operating data because of the assumptions utilized in preparing such information. The Financial Projections do not include any updates or revisions to reflect information or results as of any date after their preparation. Except to the extent required by applicable federal securities laws, Infinera does not intend to update or otherwise revise the Financial Projections to reflect circumstances existing after the date that such information was prepared or to reflect the occurrence of future events. Infinera may have reported, and may continue to report, results of operations for periods included in the Financial Projections that were or will be completed following the preparation of the Financial Projections. Stockholders and investors are urged to refer to Infinera’s periodic filings with the SEC for information on its actual historical results.

Because the Financial Projections reflect estimates and judgments, they are susceptible to sensitivities and assumptions, as well as to multiple interpretations based on actual experience and business developments. The Financial Projections also cover multiple years, and such information by its nature becomes less predictive with each succeeding year. The Financial Projections are not, and should not be considered to be, a guarantee of future operating results. Further, the Financial Projections are not fact and should not be relied upon as being indicative of Infinera’s future results or for purposes of making any investment decision. In light of the foregoing factors and the uncertainties inherent in the Financial Projections, stockholders and investors are cautioned not to place undue, if any, reliance on the Financial Projections.

Certain of the financial measures included in the Financial Projections are non-GAAP financial measures. These are financial performance measures that are not calculated in accordance with GAAP. These non-GAAP financial measures should not be viewed as a substitute for GAAP financial measures, and may be different from similarly titled non-GAAP financial measures used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures because they exclude charges and credits that are required to be included in a GAAP presentation. Accordingly, these non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP.

Financial measures included in forecasts provided to a financial adviser and a board of directors in connection with a business combination transaction, such as the Financial Projections, are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not presented to or relied upon by the Infinera Board, Centerview or any other person, and were not presented to Nokia, PJT Partners or any other party with whom Infinera had transaction discussions. Accordingly, no reconciliation of the financial measures included in the Financial Projections is provided in this proxy statement/prospectus. The following table summarizes the Financial Projections. Infinera management made various estimates and assumptions when preparing the Financial Projections, including: (1) total revenue growing at a compound annual growth rate of 11 percent for fiscal years 2024 through 2028 as compared to the forecasted market growth rate of four percent (excluding revenue from sales in China and revenue from sales of external pluggables); (2) an increase in optical systems market share by approximately 150 basis points in fiscal years 2024-2028; (3) a compound annual growth rate of four percent for systems and services and 112 percent for pluggables revenue for fiscal years 2024 through 2028; (4) revenue growth in pluggables beginning in fiscal year 2024 and in intra data-center applications beginning in fiscal year 2026; and (5) operational expenditures growth of less than 50 percent of revenue growth. The extrapolations of the unaudited prospective financial information contained in the LTBM were prepared using various assumptions, including: (1) Infinera revenue growth converging with long-term market growth over time; (2) consistent product and customer mix; (3) stable gross margins of approximately 46 percent as underlying product and customer mix remains consistent; and (4) diminishing operating leverage as margins stabilize in outer years.

(dollars in millions)
	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E
Total Revenue	$1,566	$1,700	$1,968	$2,175	$2,388	$2,555	$2,683	$2,790	$2,874	$2,931
Non-GAAP Net Operating Profit After Tax(1)	$24	$87	$183	$230	$263	$284	$301	$316	$328	$338
Plus: Depreciation	$54	$65	$65	$63	$61	$70	$79	$82	$84	$86
Less: Change in Net Working Capital	$(19)	$17	$(14)	$17	$11	$(6)	$(4)	$(4)	$(3)	$(2)
Less: Capital Expenditures	$(90)	$(75)	$(73)	$(74)	$(70)	$(75)	$(79)	$(82)	$(84)	$(86)
Unlevered Free Cash Flow(2)	$(31)	$94	$161	$235	$265	$273	$297	$312	$325	$336

(1)

Non-GAAP Net Operating Profit After Tax is defined as non-GAAP operating income (GAAP operating income, plus amortization of acquired intangible assets and plus restructuring and other related costs), less taxes.

(2)

Unlevered Free Cash Flow used by Centerview, at the direction and with the approval of the Infinera Board, solely in its financial analyses in connection with rendering its opinion to the Infinera Board (as described in more detail in the section of this proxy statement/prospectus entitled “—Opinion of Infinera’s Financial Adviser”), calculated as Non-GAAP Net Operating Profit After Tax, plus depreciation, less changes in net working capital and less capital expenditures.

Voting Agreement

Simultaneously with the execution of the Merger Agreement, Oaktree Optical, in its capacity as a stockholder of Infinera, entered into the Voting Agreement. As of the Record Date, Oaktree Optical beneficially owned, in the aggregate, approximately 11 percent of the voting power of the outstanding shares of Infinera Common Stock outstanding as of the Record Date and entitled to vote at the Special Meeting.

Pursuant to the Voting Agreement, Oaktree Optical has agreed, among other things, to vote its shares of Infinera Common Stock: (1) in favor of the adoption of the Merger Agreement; and (2) in the manner specified in the Voting Agreement on certain other matters. However, the Voting Agreement terminates in certain circumstances, including upon termination of the Merger Agreement in accordance with its terms and following the Special Meeting. The Voting Agreement also contains certain restrictions on the transfer of shares of Infinera Common Stock held by Oaktree Optical, subject to certain exceptions.

Treatment of Equity Awards

Generally speaking, Infinera equity awards will be treated as follows:

Infinera RSUs. At the Effective Time, each Infinera RSU (other than Infinera Director RSUs) outstanding as of immediately prior to the Effective Time will be converted automatically into a number of Nokia RSUs equal to: (1) the total number of shares of Infinera Common Stock subject to such Infinera RSU immediately prior to the Effective Time; multiplied by (2) the Share Consideration Exchange Ratio. Each Nokia RSU will be subject to the same terms and conditions as were applicable to such Infinera RSU immediately prior to the Effective Time (including vesting terms).

Infinera PSUs. Each Infinera PSU outstanding as of immediately prior to the Effective Time will be treated in accordance with the terms of such Infinera PSU as follows:

•

if such Infinera PSU becomes vested with respect to both performance-based and service-based vesting conditions, the holder of such Infinera PSU will receive $6.65 in cash, without interest, in respect of each share of Infinera Common Stock subject to the Infinera PSU immediately prior to the Effective Time;

•

if such Infinera PSU has performance-based vesting conditions that: (1) are measured at the Effective Time and deemed earned; or (2) are otherwise deemed no longer applicable, but, in each case, such Infinera PSU remains subject to service-based vesting conditions, then such Infinera PSU will be treated in the same manner as an Infinera RSU and converted to a number of Nokia RSUs as described above; and

•

if such Infinera PSU has performance-based vesting conditions that are measured and deemed not to be earned (unless the performance-based vesting conditions are otherwise deemed no longer applicable) at the Effective Time, then such Infinera PSU will be canceled for no consideration.

Infinera Director RSUs. At the Effective Time, each Infinera Director RSU will fully vest and be converted automatically into the right to a cash amount equal to the Cash Consideration, without interest, in respect of each share of Infinera Common Stock subject to such Infinera Director RSU immediately prior to the Effective Time.

Treatment of Indebtedness

As of June 29, 2024, Infinera had $18.7 million of 2024 Convertible Notes outstanding as well as approximately $660.4 million of total long-term debt outstanding (net of unamortized debt issuance costs and original issue discounts), consisting of $0.0 million of borrowings outstanding under the Loan Agreement, $197.3 million of 2027 Convertible Notes, and $463.1 million of 2028 Convertible Notes. For a description of Nokia’s indebtedness, see the Nokia Annual Report and Nokia’s Quarterly Report on Form 6-K for the six months ended June 30, 2024, filed with the SEC on August 1, 2024, which is incorporated by reference into this proxy statement/prospectus. For more information, please see the section of this proxy statement/prospectus entitled “Where You Can Find More Information.”

Pursuant to the Merger Agreement, prior to the Effective Time, Infinera shall use commercially reasonable efforts to obtain customary payoff letters and lien release documentation with respect to the obligations owing under the Loan Agreement.

Pursuant to the Merger Agreement, Infinera shall pay the 2024 Convertible Notes in cash upon the maturity of the 2024 Convertible Notes or settle any conversions on or prior to the maturity date thereof, in each case, in accordance with the indenture governing the 2024 Convertible Notes.

Further, pursuant to the Merger Agreement, Infinera shall use its commercially reasonable efforts to:

•

within the time periods required by the term of the applicable Convertible Notes Indenture give all notices and take all other actions that may be required in connection with the transactions contemplated by the Merger Agreement prior to the Effective Time under or in connection with the Convertible Notes Indentures, in each case, in a form reasonably acceptable to Nokia;

•

prior to the Effective Time, execute and deliver to the trustee a supplemental indenture with respect to each Convertible Notes Indenture outstanding at such time in a form reasonably satisfactory to Nokia, effective as of the Effective Time and complying with the applicable requirements of Convertible Notes Indentures, together with any related certificates, legal opinions and other documents required by such indenture to be delivered in connection with such supplemental indenture; and

•

provide all assistance and take all other actions reasonably requested by Nokia (which shall not require any payment by Infinera or its subsidiaries) that are customary or necessary in connection therewith or required to the fulfillment of Infinera’s obligations under the terms of the Convertible Notes and the Convertible Notes Indentures.

Pursuant to the terms of the Convertible Notes Indentures, following the effectiveness of the Merger, holders of the applicable Convertible Notes issued thereunder shall have the right, at such holder’s option, to convert all or any portion of such Convertible Notes as a result of the Merger constituting a “Fundamental Change,” “Make-Whole Fundamental Change” and “Merger Event” (as such terms are defined in the applicable Convertible Notes Indenture) (including any applicable increase in the “Conversion Rate” thereunder for conversions made in connection with the Merger). Because the Merger is expected to constitute a “Merger Event” (as such term is defined in the applicable Convertible Notes Indenture), the right to convert each Convertible Note shall be changed into a right to convert such Convertible Note into the Merger Consideration (which shall be deemed to be the “Reference Property” pursuant to and as defined in the Convertible Notes Indentures) at the applicable conversion rate and pursuant to the mechanics set forth in the applicable Convertible Notes Indenture. The exact composition of “Reference Property” will not be known until after the Election Deadline has lapsed. It is expected that, following the consummation of the Merger, Nokia will cause Infinera to elect to settle all conversions of the Convertible Notes in cash.

Separately, as a result of the Merger constituting a “Fundamental Change” (as such term is defined in the applicable Convertible Notes Indenture) holders of the Convertible Notes shall have the right, at such holder’s option, to require Infinera to repurchase for cash all of such holder’s Convertible Notes at a repurchase price equal to 100 percent of the principal amount thereof pursuant to the terms set forth in the Convertible Notes Indentures.

Infinera expects to deliver appropriate notices to holders of the Convertible Notes for them to exercise their rights under the Convertible Notes Indentures at the times and pursuant to the terms set forth therein.

The foregoing descriptions of the Convertible Notes Indentures and the rights of holders of the Convertible Notes thereunder are summaries only and are qualified in their entirety by reference to the applicable Convertible Notes Indentures.

This proxy statement/prospectus does not constitute an offer to sell or the solicitation of an offer to buy, or a notice to redeem, any debt securities of Infinera. It does not constitute a prospectus or prospectus equivalent document for any such securities.

Closing and Effective Time of the Merger

The Merger will take place no later than 9:00 a.m. New York City time on the second business day following the satisfaction or waiver (to the extent permitted under the Merger Agreement) of the last of the conditions to be satisfied set forth in the Merger Agreement (as described in the section of this proxy statement/prospectus entitled “The Merger Agreement—Conditions to the Closing of the Merger”) (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted under the Merger Agreement) of such conditions) or on a different date that Nokia and Infinera agree.

At the Closing, Nokia, Merger Sub and Infinera will file the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL. The Merger will become effective upon the filing of the Certificate of Merger, or at such later time as may be agreed in writing by Nokia, Merger Sub and Infinera and specified in the Certificate of Merger.

Regulatory Approvals

Nokia, Merger Sub and Infinera intend to make all regulatory filings required for the completion of the transactions contemplated by the Merger Agreement as promptly as practicable or as otherwise specified in the Merger Agreement. Nokia and Infinera currently believe that the necessary regulatory approvals can be obtained in the first half of 2025; however, there can be no assurances that such approvals will be obtained in accordance with this timing or at all.

HSR Act. The obligations of Nokia and Infinera to complete the Merger are subject to the expiration or early termination of any waiting period (and any extension thereof) under the HSR Act. Under the HSR Act, the Merger may not be completed until notification and report forms have been filed with the FTC and the DOJ and the applicable waiting period has expired or been terminated. A transaction requiring notification under the HSR Act may not be completed until the expiration of a 30-calendar-day waiting period following the parties’ filing of their respective HSR notifications or the early termination of that waiting period. If the FTC or DOJ issues a second request before the expiration of the initial waiting period, the parties must observe a second 30-day waiting period, which would begin to run only after both parties have substantially complied with the second request, unless the waiting period is terminated earlier or the parties otherwise agree to extend the waiting period. Nokia and Infinera each filed an HSR notification with the FTC and the DOJ on July 12, 2024.

On August 9, 2024, following informal discussions with the DOJ, Nokia informed the DOJ that, on August 12, 2024, it would withdraw its Premerger Notification and Report Form for the Merger, which had been submitted under the HSR Act to give the DOJ additional time to review the Merger. Nokia refiled its Premerger Notification and Report Form on August 14, 2024.

CFIUS Approval. Completion of the Merger is also subject to receipt of clearance from CFIUS. The CFIUS Regulations provide for national security reviews and, where appropriate, investigations by CFIUS of transactions in which a foreign person acquires control of a U.S. business. Under the terms of the Merger Agreement, consummation of the Merger is subject to the satisfaction or waiver of the condition that one of the following will have occurred prior to the closing of the Merger: (1) CFIUS has concluded that the transactions contemplated by the Merger Agreement are not “covered transactions” and not subject to review under the DPA; (2) CFIUS has issued a written notice that it has completed a review or investigation of the notification voluntarily provided pursuant to the DPA with respect to the transactions contemplated by the Merger Agreement, and has concluded all action under the DPA without imposing a Burdensome Condition; or (3) if CFIUS has sent a report to the President of the United States requesting the President’s decision and (a) the President has announced a decision not to take any action to suspend or prohibit the transactions contemplated by the Merger Agreement or (b) having received a report from CFIUS requesting the President’s decision, the President has not taken any action after 15 days from the earlier of the date the President received such report from CFIUS or the end of the investigation period. Nokia and Infinera filed a draft joint voluntary notice to obtain CFIUS Approval on August 9, 2024.

European Antitrust Approval. Completion of the Merger is subject to approval by the European Commission. The EU Merger Regulation requires notification of and approval by the European Commission of mergers or acquisitions involving parties with worldwide and European Union sales exceeding specified thresholds. Nokia and Infinera will file a draft, and subsequently a formal notification of the Merger with the European Commission as soon as reasonably practicable; neither filing has been made as of the date of this proxy statement/prospectus. The European Commission has an initial period of 25 working days after receipt of the formal notification to issue its decision (“Phase I period”). The European Commission may extend the Phase I period to 35 working days if, within the first 20 working days after submission of the notification, the parties propose remedies to address any competition concerns identified by the European Commission. The European Commission may open an in-depth Phase II investigation of up to 90 working days, which can be extended to 105 working days if remedies are offered after the 55th working day and may be extended by 20 working days by request of the parties or by the European Commission with consent of the parties to a maximum of 125 working days. The Merger cannot be completed until after the European Commission has issued its clearance decision.

Other Antitrust Approvals. Completion of the Merger is conditioned upon the receipt of antitrust approvals from the United Kingdom, the Republic of China (Taiwan), Australia, Brazil, Colombia, New Zealand, Saudi Arabia, Serbia and South Africa. As of the date of this proxy statement/prospectus, the initial filings in each of the aforementioned jurisdictions will be made with the relevant regulators as soon as reasonably practicable.

Foreign Direct Investment Approvals. Completion of the Merger is conditioned upon the receipt of foreign investment laws of certain non-U.S. jurisdictions. As at the date of this proxy statement/prospectus, the parties have determined to make notifications pursuant to foreign investment laws with the relevant foreign investment authorities in Australia, Belgium, Denmark, France, Germany, Italy, Sweden and the United Kingdom. As of the date of this proxy statement/prospectus, the initial filings in each of the aforementioned jurisdictions will be made with the relevant regulators as soon as reasonably practicable.

DCSA Regulatory Approval. Completion of the Merger is conditioned upon the receipt of the DCSA Approval. Nokia and Infinera notified DCSA of the transactions contemplated by the Merger Agreement on June 28, 2024.

There can be no assurance that the requisite approvals will be obtained on a timely basis or at all.

Nokia and Infinera also intend to make all required filings under the Securities Act and the Exchange Act relating to the Merger and obtain all other approvals and consents that may be necessary to give effect to the Merger.

For a description of the parties’ obligations with respect to regulatory approvals related to the Merger, please see the section of this proxy statement/prospectus entitled “The Merger Agreement—Regulatory Approvals.”

U.S. Federal Securities Law

The Nokia ADSs delivered in connection with the Merger will be registered under the Securities Act and will be freely transferable under the Securities Act and the Exchange Act, except for Nokia ADSs delivered to any stockholder who may be deemed to be an “affiliate” of Nokia for purposes of Rule 144 under the Securities Act. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under the common control with Nokia and may include the executive officers, directors and significant shareholders of Nokia. This proxy statement/prospectus does not cover resale of Nokia ADSs received by any person at the Effective Time, and no person is authorized to make use of this proxy statement/prospectus in connection with any such resale.

Accounting Treatment of the Merger

Nokia and Infinera prepare their respective financial statements in accordance with IFRS and GAAP, respectively. The Merger will be accounted for using the acquisition method of accounting, and Nokia will be identified as the accounting acquirer. In identifying Nokia as the acquiring entity for accounting purposes, it was determined that the Merger will result in Nokia obtaining control over Infinera. In addition, Nokia and Infinera took into account a number of other factors as of the date of this proxy statement/prospectus, including the fact that Nokia transfers cash or issues equity interests to effect the Merger, the significantly larger relative size of Nokia compared to Infinera, the terms of the Merger whereby Nokia pays a premium over the pre-Merger value of Infinera, the estimate of the relative voting rights of all equity instruments in the Surviving Corporation and the expected corporate governance structure of the Surviving Corporation. No single factor was the sole determinant in the overall conclusion that Nokia is the acquirer for accounting purposes; rather, all factors were considered in arriving at such conclusion.

Appraisal Rights

General Information

If the Merger is consummated, Infinera stockholders (including beneficial owners of shares of Infinera Common Stock) who: (1) do not vote in favor of the Merger Agreement Proposal; (2) properly demand appraisal of their shares of Infinera Common Stock; (3) continuously hold of record or beneficially own their shares of Infinera Common Stock through the effective date of the Merger; (4) otherwise comply with the procedures of Section 262; and (5) do not withdraw their demands or otherwise lose their rights to appraisal may, subject to the conditions thereof, seek appraisal of their shares of Infinera Common Stock in connection with the Merger under Section 262. Unless otherwise expressly noted, all references in Section 262 and in this section to a “stockholder” mean a holder of record of stock, all references in Section 262 and in this section to “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person, and all references in Section 262 and in this section to the word “person” mean any individual, corporation, partnership, unincorporated association or other entity, in each case, unless otherwise expressly noted.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262, which is available at the following URL, accessible without subscription or cost, which is incorporated herein by reference: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. The following summary does not constitute any legal or other advice and does not constitute a recommendation that Infinera stockholders or beneficial owners of Infinera Common Stock exercise their appraisal rights under Section 262.

STOCKHOLDERS AND BENEFICIAL OWNERS OF SHARES OF INFINERA COMMON STOCK SHOULD CAREFULLY REVIEW THE FULL TEXT OF SECTION 262 AS WELL AS THE INFORMATION DISCUSSED HEREIN.

Under Section 262, if the Merger is completed, holders of record of shares, or beneficial owners, of Infinera Common Stock who: (1) deliver a written demand for appraisal of such person’s shares of Infinera Common Stock to Infinera prior to the vote on Merger Agreement Proposal; (2) do not vote, in person or by proxy, in favor of the Merger Agreement Proposal or otherwise consent thereto in writing; (3) continuously hold of record or beneficially own such shares of Infinera Common Stock on the date of making the demand for appraisal through the effective date of the Merger; (4) otherwise comply with the procedures and satisfy certain ownership thresholds, as applicable, set forth in Section 262; and (5) do not withdraw such person’s demand or otherwise lose such person’s right to appraisal, may be entitled to have their shares of Infinera Common Stock appraised by the Delaware Court of Chancery and to receive payment in cash, in lieu of the consideration set forth in the Merger Agreement, for the “fair value” of their shares of Infinera Common Stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with (unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown or as otherwise provided in Section 262) interest, if any, on the amount determined by the Delaware Court of Chancery to be the fair value from the effective date of the Merger through the date of payment of the judgment (or in certain circumstances described herein, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation in the Merger to each person entitled to appraisal prior to the entry of judgment in the appraisal proceeding) as described further below. However, after an appraisal petition has been filed, the Delaware Court of Chancery, at a hearing to determine persons entitled to appraisal rights, will dismiss appraisal proceedings as to all holders of shares of a class or series of stock that, immediately prior to the closing of a merger, were listed on a national securities exchange who are otherwise entitled to appraisal rights unless: (1) the total number of shares of such class or series of stock for which appraisal rights have been pursued or perfected exceeds one percent of the outstanding shares of such class or series as measured in accordance with subsection (g) of Section 262; or (2) the value of the aggregate per share price provided as consideration in the merger in respect of such shares exceeds $1 million. These conditions are referred to as the “ownership thresholds.” Given that the shares of Infinera Common Stock are listed on Nasdaq (and assuming such shares remain so listed up until closing of the merger), then the Delaware Court of Chancery will dismiss any appraisal proceedings as to all holders of Infinera Common Stock who are otherwise entitled to appraisal rights unless one of the ownership thresholds is satisfied with respect to such shares of Infinera Common Stock.

Unless the Delaware Court of Chancery, in its discretion, determines otherwise for good cause shown or as otherwise provided in Section 262, interest, if any, on the amount determined to be the fair value of the shares of Infinera Common Stock subject to appraisal will accrue and compound quarterly from the effective date of the Merger through the date the judgment is paid at 5 percent over the Federal Reserve discount rate (including any surcharge) as established from time to time during such period (except that, if at any time before the entry of judgment in the proceeding, the Surviving Corporation makes a voluntary cash payment to each person entitled to appraisal, interest will accrue thereafter only upon the sum of (x) the difference, if any, between the amount so paid and the fair value of the shares of Infinera Common Stock as determined by the Delaware Court of Chancery and (y) interest accrued, unless paid at that time). The Surviving Corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment.

Under Section 262, where a merger agreement is to be submitted for adoption at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, must notify each of its stockholders of record as of the record date for notice of such meeting that appraisal rights are available and include in the notice a copy of Section 262 or information directing the stockholders to a publicly available electronic resource at which Section 262 may be accessed without subscription or cost. This proxy statement/prospectus constitutes Infinera’s notice to Infinera stockholders that appraisal rights are available in connection with the merger, and the full text of Section 262 is available at the following URL: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. In connection with the merger, any holder of record or beneficial owner of shares of Infinera Common Stock who wishes to exercise appraisal rights, or who wishes to preserve such person’s right to do so, should review Section 262 carefully. Failure to strictly comply with the requirements of Section 262 in a timely and proper manner may result in the loss of appraisal rights under the DGCL. A person who loses appraisal rights will be entitled to receive the per share price described in the merger agreement, without interest, less any applicable withholding taxes in respect of each share of common stock they hold. Because of the complexity of the procedures for exercising the right to seek appraisal of shares of Infinera Common Stock, Infinera believes that if a person is considering exercising such rights, such person should seek the advice of legal counsel.

Stockholders or beneficial owners wishing to exercise the right to seek an appraisal of their shares of Infinera Common Stock must do ALL of the following:

•	such person must not vote in favor of the Merger Agreement Proposal or consent thereto in writing;

•	such person must deliver to Infinera a written demand for appraisal before the vote on the Merger Agreement Proposal at the special meeting; and

•

such person must continuously hold of record or beneficially own the shares of Infinera Common Stock from the date of making the demand through the effective date of the Merger (a person will lose appraisal rights if the person transfers the shares before the effective date of the Merger).

As described below, within 120 days after the effective date of the Merger, but not thereafter, an appraisal proceeding must be commenced by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of Infinera Common Stock held by all persons entitled to appraisal. The Surviving Corporation is under no obligation, and has no present intention, to file a petition, and stockholders and beneficial owners should not assume that the Surviving Corporation will file a petition or initiate any negotiations with respect to the fair value of the shares of Infinera Common Stock. In addition, after an appraisal petition has been filed, the Delaware Court of Chancery, at a hearing to determine persons entitled to appraisal rights, will dismiss appraisal proceedings as to all persons who asserted appraisal rights with respect to the shares of Infinera Common Stock unless one of the ownership thresholds is met with respect to such shares of Infinera Common Stock.

Because a proxy that does not contain voting instructions will, unless revoked, be voted in favor of the adoption of the Merger Agreement, each person who votes by proxy and who wishes to exercise appraisal rights must vote against the adoption of the Merger Agreement or abstain.

Filing a Written Demand

A person wishing to exercise appraisal rights must deliver to Infinera, before the vote on the adoption of the Merger Agreement at the Special Meeting, a written demand for the appraisal of such person’s shares of Infinera Common Stock. In addition, that person must not vote or submit a proxy in favor of the adoption of the Merger Agreement. A vote in favor of the adoption of the Merger Agreement, in person at the Special Meeting or by proxy (whether by mail or via the internet or telephone), will constitute a waiver of a stockholder’s appraisal rights in respect of the shares of Infinera Common Stock so voted and will nullify any previously filed written demands for appraisal. A person exercising appraisal rights must own or hold, as applicable, beneficially or of record, the shares of common stock on the date the written demand for appraisal is delivered and must continue to hold or own, as applicable, the shares of Infinera Common Stock through the effective date of the Merger. A proxy that is submitted and does not contain voting instructions will, unless revoked, be voted in favor of the adoption of the Merger Agreement, and it will constitute a waiver of such person’s right of appraisal and will nullify any previously delivered written demand for appraisal. Therefore, a stockholder who submits a proxy and who wishes to exercise appraisal rights must submit a proxy containing instructions to vote against the adoption of the Merger Agreement or abstain from voting on the adoption of the Merger Agreement. Neither voting against the adoption of the Merger Agreement nor abstaining from voting or failing to vote on the proposal to adopt the Merger Agreement will, in and of itself, constitute a written demand for appraisal satisfying the requirements of Section 262. The written demand for appraisal must be in addition to and separate from any proxy or vote on the adoption of the Merger Agreement. A proxy or vote against the adoption of the merger agreement will not constitute a demand for appraisal. A person’s failure to make the written demand for appraisal prior to the taking of the vote on the adoption of the Merger Agreement at the special meeting will constitute a waiver of appraisal rights.

In the case of a written demand for appraisal made by a stockholder of record, the demand must reasonably inform Infinera of the identity of the stockholder and that the stockholder intends thereby to demand an appraisal of such stockholder’s shares of Infinera Common Stock. In the case of a written demand for appraisal made by a beneficial owner, the demand must reasonably identify the record holder of the shares of Infinera Common Stock for which the demand is made, be accompanied by documentary evidence of such beneficial owner’s beneficial ownership of such stock and a statement that such documentary evidence is a true and correct copy of what it purports to be and provide an address at which such beneficial owner consents to receive notices given by the surviving corporation and to be set forth on the verified list (as defined below).

All written demands for appraisal pursuant to Section 262 should be mailed or delivered to:

Infinera Corporation

6373 San Ignacio Avenue

San Jose, California 95119

Attention: Corporate Secretary

At any time within 60 days after the effective date of the Merger, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such person’s demand for appraisal and accept the terms offered pursuant to the merger agreement, by delivering to the Surviving Corporation, a written withdrawal of the demand for appraisal. Any withdrawal of a demand for appraisal made more than 60 days after the effective date of the Merger may only be made with the written approval of the Surviving Corporation. Notwithstanding the foregoing, no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any person without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just, including, without limitation, a reservation of jurisdiction (which is referred to as a “reservation”) for any application (as defined below) to the Delaware Court of Chancery; provided, however, that this shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the per share price within 60 days after the effective date of the Merger. If the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding with respect to a person, such person will be entitled to receive only the fair value determined in any such appraisal proceeding, which value could be less than, equal to or more than the per share price being offered pursuant to the Merger Agreement.

Notice by the Surviving Corporation

If the Merger is completed, within 10 days after the effective date of the Merger, the Surviving Corporation will notify each stockholder (including any beneficial owner) of each constituent corporation who has submitted a demand for appraisal in accordance with Section 262, and who has not voted in favor of the adoption of the Merger Agreement, that the Merger has become effective and the effective date thereof.

Filing a Petition for Appraisal

Within 120 days after the effective date of the Merger, but not thereafter, the Surviving Corporation or any person who has complied with Section 262 and is otherwise entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served on the surviving corporation in the case of a petition filed by any person other than the Surviving Corporation, demanding a determination of the fair value of the shares of Infinera Common Stock held by all persons entitled to appraisal. The Surviving Corporation is under no obligation, and has no present intention, to file a petition, and stockholders and beneficial owners should not assume that the Surviving Corporation will file a petition or initiate any negotiations with respect to the fair value of the shares of Infinera Common Stock. Accordingly, any persons who desire to have their shares of Infinera Common Stock appraised should initiate all necessary action to perfect their appraisal rights in respect of their shares of Infinera Common Stock within the time and in the manner prescribed in Section 262. The failure to file such a petition within the period specified in Section 262 could nullify a previous written demand for appraisal.

Within 120 days after the effective date of the Merger, any person who has complied with the requirements for an appraisal of such person’s shares of Infinera Common Stock pursuant to Section 262 will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of shares of Infinera Common Stock not voted in favor of the adoption of the Merger Agreement and with respect to which Infinera has received demands for appraisal, and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand for appraisal directly, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of this aggregate number). Such statement must be given within 10 days after receipt by the Surviving Corporation of the written request for such a statement or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

If a petition for an appraisal is duly filed by any person other than the surviving corporation, service of a copy thereof must be made upon the surviving corporation, which will then be obligated within 20 days after such service to file with the Delaware Register in Chancery a duly verified list (which is referred to as the “verified list”) containing the names and addresses of all persons who have demanded appraisal for their shares of Infinera Common Stock and with whom agreements as to the value of their shares of Infinera Common Stock have not been reached. The Delaware Court of Chancery may order the Register in Chancery to give notice of the time and place fixed for the hearing of such petition to the Surviving Corporation and all of the persons shown on the verified list at the addresses stated therein. The costs of any such notice are borne by the Surviving Corporation.

After notice is provided to the applicable persons as required by the Delaware Court of Chancery, at the hearing on such petition, the Delaware Court of Chancery will determine the persons who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the persons who demanded appraisal for their shares of Infinera Common Stock and who hold common stock represented by stock certificates to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings. Accordingly, persons holding stock represented by stock certificates and wishing to seek appraisal of their shares of Infinera Common Stock are cautioned to retain their stock certificates pending resolution of the appraisal proceedings. If any person fails to comply with this requirement, the Delaware Court of Chancery may dismiss the proceedings as to such person. Upon application by the Surviving Corporation or by any person entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the verified list may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under Section 262.

Given that the shares of Infinera Common Stock are listed on Nasdaq (and assuming such shares remain so listed up until closing of the Merger), the Delaware Court of Chancery will dismiss any appraisal proceedings as to all holders of shares of Infinera Common Stock who are otherwise entitled to appraisal rights unless one of the ownership thresholds is met with respect to such shares of Infinera Common Stock.

Determination of Fair Value

After the Delaware Court of Chancery determines the persons entitled to appraisal and, with respect to Infinera Common Stock, that at least one of the ownership thresholds above has been satisfied in respect of persons seeking appraisal rights, then the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court of Chancery will determine the “fair value” of the shares of Infinera Common Stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown or as otherwise provided in Section 262, interest from the effective date of the Merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5 percent over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date of payment of the judgment. However, the Surviving Corporation has the right, at any time prior to the Delaware Court of Chancery’s entry of judgment in the proceedings, to make a voluntary cash payment to each person seeking appraisal. If the Surviving Corporation makes a voluntary cash payment pursuant to subsection (h) of Section 262, interest will accrue thereafter only on the sum of (a) the difference, if any, between the amount paid by the surviving corporation in such voluntary cash payment and the fair value of the shares of Infinera Common Stock as determined by the Delaware Court of Chancery and (b) interest accrued before such voluntary cash payment, unless paid at that time.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings, prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that “throw any light on future prospects of the merged corporation.” Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Persons considering seeking appraisal should be aware that the fair value of their shares of Infinera Common Stock as so determined by the Delaware Court of Chancery could be more than, the same as or less than the consideration they would receive pursuant to the Merger if they did not seek appraisal of their shares of Infinera Common Stock and that an opinion of an investment banking firm as to the fairness from a financial point of view of the consideration payable in a merger is not an opinion as to, and may not in any manner address, fair value under Section 262. ALTHOUGH INFINERA BELIEVES THAT THE PER SHARE PRICE IS FAIR, NO REPRESENTATION IS MADE AS TO THE OUTCOME OF THE APPRAISAL OF FAIR VALUE AS DETERMINED BY THE DELAWARE COURT OF CHANCERY, AND STOCKHOLDERS AND BENEFICIAL OWNERS SHOULD RECOGNIZE THAT SUCH AN APPRAISAL COULD RESULT IN A DETERMINATION OF A VALUE HIGHER OR LOWER THAN, OR THE SAME AS, THE PER SHARE PRICE. Neither Infinera nor Nokia anticipates offering more than the per share price to any persons exercising appraisal rights, and each of Nokia and Infinera reserves the rights to make a voluntary cash payment pursuant to subsection (h) of Section 262 and to assert, in any appraisal proceeding, that for purposes of Section 262, the “fair value” of a share of Infinera Common Stock is less than the per share price. If a petition for appraisal is not timely filed or, with respect to Infinera Common Stock, if neither of the ownership thresholds above has been satisfied in respect of persons seeking appraisal rights, then the right to an appraisal will cease.

The Delaware Court of Chancery will direct the payment of the fair value of the shares of Infinera Common Stock, together with interest, if any, by the surviving corporation to the persons entitled thereto. Payment will be so made to each such person upon such terms and conditions as the Delaware Court of Chancery may order. The Delaware Court of Chancery’s decree may be enforced as other decrees in the Delaware Court of Chancery may be enforced.

The costs of the appraisal proceedings (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. Upon application of a person whose name appears on the verified list who participated in the proceeding and incurred expenses in connection therewith (which is referred to as an “application”), the Delaware Court of Chancery may also order that all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, be charged pro rata against the value of all the shares of Infinera Common Stock entitled to an appraisal that were not dismissed pursuant to the terms of Section 262 or subject to an award pursuant to a reservation. In the absence of such determination or assessment, each party bears its own expenses.

If any person who demands appraisal of shares of Infinera Common Stock under Section 262 fails to perfect, or loses or validly withdraws, such person’s right to appraisal, such person’s shares of Infinera Common Stock will be deemed to have been converted at the effective date of the Merger into the right to receive the per share price as provided in the Merger Agreement. A person will fail to perfect, or effectively lose, such person’s right to appraisal if no petition for appraisal is filed within 120 days after the effective date of the Merger, if, in the case of Infinera Common Stock, neither of the ownership thresholds above has been satisfied in respect of those seeking appraisal rights with respect to the shares of Infinera Common Stock, or if the person delivers to the Surviving Corporation a written withdrawal of such person’s demand for appraisal and an acceptance of the per share price as provided in the merger agreement in accordance with Section 262.

From and after the effective date of the Merger, no person who has demanded appraisal rights in compliance with Section 262 will be entitled to vote such shares of Infinera Common Stock for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the Merger).

Failure to comply with all of the procedures set forth in Section 262 may result in the loss of appraisal rights. In that event, a stockholder will be entitled to receive the per share price for his or her dissenting shares in accordance with the Merger Agreement, without interest and less any applicable withholding taxes. Consequently, any person wishing to exercise appraisal rights is encouraged to consult legal counsel before attempting to exercise those rights.

Exchange of Certificates

Nokia will deposit and make available for issuance with the Exchange Agent (i) at or prior to the Effective Time, an amount of cash in U.S. dollars and (ii) as soon as practicable, and no later than five business days after the Effective Time, a number of Nokia ADSs, in each case sufficient to pay the aggregate Merger Consideration (such cash and Nokia ADSs, the “Exchange Fund”).

As soon as practicable, and no later than five business days after the Effective Time, Nokia will cause the Depositary Bank to issue in accordance with the Deposit Agreement a number of Nokia ADSs sufficient to constitute the non-cash portion of the Merger Consideration. The recipients of Nokia ADSs pursuant to the terms of the Merger Agreement will not, and Nokia will, be liable for any stamp duty or stamp duty reserve Tax or other similar tax or Depositary Bank fee arising on the issuance of the Nokia ADSs by the Depositary Bank, in each case, in connection with the Merger and the other transactions contemplated by the Merger Agreement.

Surrender of Infinera Capital Stock

If you hold physical stock certificates, you will be asked to surrender your stock certificates in connection with your Election. You should submit your Infinera stock certificates with your election form. Any Infinera stockholder who has not submitted their physical stock certificate(s) with a form of election will be sent a letter of transmittal after the Merger closes to effect the exchange of their Infinera Common Stock for the Merger Consideration.

Holders of record of uncertificated shares of Infinera Common Stock will not be required to deliver a certificate or an executed letter of transmittal to the Exchange Agent in order to receive the Merger Consideration. Instead, upon receipt by the Exchange Agent of an “agent’s message,” if applicable, (or other customary evidence), such record holder will be entitled to receive the Merger Consideration payable to such holder with respect to the Infinera Common Stock it held immediately prior to the Effective Time, and the uncertificated shares will be cancelled.

Prior to the Effective Time, Nokia and Infinera will establish procedures with the Exchange Agent and the Depositary Trust Company (the “DTC”) in order to transmit to DTC or its nominees as soon as practicable, and no later than five business days, after the Effective Time, the aggregate non-cash portion of the Merger Consideration and any dividends or distributions, in each case, to which the beneficial owners thereof are entitled.

For more information, please see the section of this proxy statement/prospectus entitled “The Merger Agreement—Exchange of Certificates.”

Listing of Nokia ADSs; Delisting and Deregistration of Infinera Common Stock

Nokia ADSs trade on the NYSE under the ticker symbol “NOK” and shares of Infinera Common Stock trade on Nasdaq under the ticker symbol “INFN.”

Financing of the Merger

There is no financing condition to the Merger. Nokia expects to pay the cash portion of the Merger Consideration from its cash on hand.

If the Merger is completed, Infinera Common Stock will be delisted from Nasdaq and deregistered under the Exchange Act, and following that delisting and deregistration, Infinera will no longer be required to file periodic reports with the SEC with respect to Infinera Common Stock. Nokia will continue to be subject to the reporting requirements under the Exchange Act, and the Nokia ADSs delivered in connection with the Merger will be listed on the NYSE.

Nokia Share Buyback

In conjunction with the Merger, the Nokia Board has committed to increasing and accelerating Nokia’s ongoing share buyback program to mitigate any dilution from the equity component of the Merger Consideration in connection with the Merger. This will be in addition to Nokia’s ongoing EUR 600 million buyback program. For more information, please see “Risk Factors— Risks Relating to the Merger—The Merger and the related share buyback program may not be accretive, and may be dilutive, to Nokia’s earnings per share, which may negatively affect the market price of Nokia ADSs.”

THE MERGER AGREEMENT

The following summary describes certain material provisions of the Merger Agreement. This summary is not complete and may not contain all of the information about the Merger Agreement that is important to you. This summary is subject to, and qualified in its entirety by reference to, the Merger Agreement, which is annexed as Annex A to this proxy statement/prospectus and is incorporated by reference herein. Nokia and Infinera encourage you to carefully read the Merger Agreement in its entirety. The rights and obligations of the parties are governed by the express terms of the Merger Agreement and not by this summary or any other information contained in this proxy statement/prospectus.

The representations, warranties, covenants and agreements described below and included in the Merger Agreement were made for purposes of the Merger Agreement and as of specific dates, were made for the benefit of the parties to the Merger Agreement except as expressly stated therein and may be subject to important qualifications, limitations and supplemental information agreed to by Infinera, Nokia and Merger Sub in connection with negotiating the terms of the Merger Agreement, including certain qualifications, limitations and supplemental information disclosed in the confidential disclosure letters prepared and delivered by the parties prior to the execution of the Merger Agreement. In addition, these representations and warranties were included in the Merger Agreement for the purposes of allocating contractual risk between Infinera, Nokia and Merger Sub, and may be subject to standards of materiality applicable to such parties that is different from what may be viewed as material by you or by other investors. In reviewing the representations, warranties, covenants and agreements contained in the Merger Agreement or any description thereof in this summary, it is important to bear in mind that such representations, warranties, covenants and agreements or any descriptions were not intended by the parties to the Merger Agreement to be characterizations of the actual state of facts or condition of Infinera, Nokia and Merger Sub or any of their respective affiliates or businesses except as expressly stated in the Merger Agreement.

Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement. You should not rely on the covenants in the Merger Agreement as actual limitations on the respective businesses of Infinera, Nokia and Merger Sub because the parties to the Merger Agreement may take certain actions that are either expressly permitted in the confidential disclosure letter or as otherwise consented to by the appropriate party, which consent may be given without prior notice to the public. The Merger Agreement is described below, and attached as Annex A to this proxy statement/prospectus, with the intention of providing you with information regarding the terms of the Merger. Accordingly, the representations, warranties, covenants and other agreements in the Merger Agreement should not be read alone, and you should read the information provided elsewhere in this document and in Infinera’s filings with the SEC.

Structure

Subject to the terms and conditions set forth in the Merger Agreement and in accordance with the DGCL, Merger Sub will merge with and into Infinera. As a result, the separate corporate existence of Merger Sub will cease and Infinera will survive the Merger and continue to exist after the Merger as a wholly owned subsidiary of Nokia. The Merger will have the effects set forth in the Merger Agreement and the applicable provisions of the DGCL.

Effective Time; Closing

The Merger will take place at 9:00 a.m. New York City time on the second business day following the satisfaction or waiver (to the extent permitted under the Merger Agreement) of the last of the conditions set forth in the Merger Agreement (as described in the section of this proxy statement/prospectus entitled “The Merger Agreement—Conditions to the Closing of the Merger”) (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted under the Merger Agreement) of such conditions) or on a different date that Nokia and Infinera agree.

At the Closing, Nokia, Merger Sub and Infinera will file the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL. The Merger will become effective upon the filing of the Certificate of Merger, or at such later time as may be agreed in writing by Nokia, Merger Sub and Infinera and specified in the Certificate of Merger.

Merger Consideration

The Merger Agreement generally provides that, subject to the terms and conditions contained in the Merger Agreement, each share of Infinera Capital Stock issued and outstanding immediately prior to the Effective Time (subject to certain limited exceptions set forth in the Merger Agreement), will be automatically cancelled and converted into the right to receive, at the election of the Infinera stockholder, subject to certain proration provisions described below under the section of this proxy statement/prospectus entitled “—Proration of Merger Consideration” :

•	the Cash Consideration;

•	the Share Consideration; or

•	the Mixed Consideration.

In each case, Nokia Shares will be delivered in the form of Nokia ADSs, each representing a beneficial interest in one Nokia Share.

Each holder of Infinera Capital Stock may make, on a share-by-share basis, a Cash Election, a Share Election or a Mixed Election, as described below under the section of this proxy statement/prospectus entitled “—Election Procedures.”

Election Procedures

Nokia has selected Citibank, N.A. to serve as the exchange agent (the “Exchange Agent”) to, among other things, handle the exchange of Infinera Capital Stock for Merger Consideration and any cash in lieu of fractional shares, in each case deliverable pursuant to the Merger Agreement.

Concurrently with the mailing of this proxy statement/prospectus, an election form will separately be mailed to each holder of record of shares of Infinera Common Stock. The election form can be used by holders of record of Infinera Capital Stock as of the Record Date to enable such holders to exercise their right to make an Election (as defined below). Infinera will make available one or more election forms as may reasonably be requested from time to time by all persons who become holders of record of Infinera Capital Stock during the period following the Record Date and prior to the Election Deadline.

For an Election to be properly made, the Exchange Agent must receive a properly completed election form and, in the case of holders of physical stock certificates evidencing shares of Infinera Capital Stock, any physical stock certificates (duly endorsed in blank or otherwise in a form acceptable for transfer on the books of Infinera) evidencing the shares of Infinera Capital Stock to which such election form relates, as well as any additional documents specified in the election form, in each case by the Election Deadline.

Infinera stockholders who hold their shares of Infinera Capital Stock through a bank, broker or other nominee will receive instructions from their bank, broker or other nominee on how to make an Election.

Each election form will permit the applicable holder of record of Infinera Capital Stock (1) to specify (a) the number of such holder’s Infinera Capital Stock with respect to which such holder makes a Cash Election (the “Cash Election Stock”); (b) the number of such holder’s Infinera Capital Stock with respect to which such holder makes a Share Election (the “Share Election Stock”); and (c) the number of such holder’s Infinera Capital Stock with respect to which such holder makes a Mixed Election (the “Mixed Election Stock”). Any Cash Election, Share Election or Mixed Election is referred to as an “Election,” and (2) in the case of holders of certificates evidencing shares of Infinera Capital Stock, to surrender certificate(s) evidencing shares of Infinera Capital Stock to the Exchange Agent in order to properly submit an Election for Merger Consideration in respect of the shares of Infinera Capital Stock as may be evidenced by any such certificate(s).

Holders of shares of Infinera Capital Stock who fail to properly make an Election prior to the Election Deadline will be deemed to have elected to receive the Cash Consideration as though such holder had made a Cash Election.

The Exchange Agent will, in consultation with Nokia and Infinera, have reasonable discretion to determine whether any Election has been properly made and to disregard immaterial defects in the election form, and any good faith decisions of the Exchange Agent regarding such matters will be binding and conclusive. None of Nokia, Infinera or the Exchange Agent will be under any obligation to notify any person of any defect in an election form.

If the Special Meeting is delayed to a subsequent date, the Election Deadline will be similarly delayed to a subsequent date, and Nokia and Infinera will promptly announce any such delay and, when determined, the rescheduled election deadline.

For more information relating to Elections of Merger Consideration, please see the section of this proxy statement/prospectus entitled “Election of Merger Consideration.”

Proration of Merger Consideration

The aggregate amount of Nokia ADSs to be delivered to Infinera stockholders pursuant to the Merger is fixed (other than for adjustment as described above under “—Adjustments”) at the Maximum Stock Amount. If the Elections of all of the Infinera stockholders result in an oversubscription of the Share Election and Mixed Election such that the aggregate amount of Nokia ADSs would exceed the Maximum Stock Amount, the aggregate amount of Nokia Stock will not be automatically adjusted. Rather, the Exchange Agent will allocate between cash and Nokia ADSs as illustrated below to ensure that the total amount of Nokia ADSs delivered in the Merger represents 30 percent of the aggregate Merger Consideration. Accordingly, there is no assurance that an Infinera stockholder that has made a valid Election to receive the Share Consideration or the Mixed Consideration will receive the form or combination of consideration elected with respect to the shares of Infinera Capital Stock held by such stockholder.

Proration will be applied if (i) the product of (x) the aggregate number of Share Election Stock multiplied by (y) 1.7896 (the Share Consideration Exchange Ratio) plus (ii) the product of (x) the aggregate number of Mixed Election Stock multiplied by (y) 0.5355 (the Mixed Consideration Exchange Ratio) (such sum, the “Elected Share Consideration”) is greater than the Maximum Stock Amount (the difference between the Elected Share Consideration and the Maximum Stock Amount being the “Excess Amount”). In that instance, a portion of the Share Election Stock and Mixed Election Stock (if any) of each applicable holder of Infinera Capital Stock will be converted into the right to receive the

Cash Consideration, with such portion being equal to the product obtained by multiplying (x) the number of Share Election Stock or Mixed Election Stock, as applicable, of such holder multiplied by (y) a fraction, the numerator of which is the Excess Amount and the denominator of which is the Elected Share Consideration. The remaining portion of such holder’s Share Election Stock or Mixed Election Stock (if any) will convert into the right to receive the Share Consideration or Mixed Consideration, as applicable.

Set forth below are illustrations of an oversubscription of the Share Election and Mixed Election and the resulting proration among those Infinera stockholders electing to receive the Share Consideration and the Mixed Consideration.

Assumptions for Illustration

Number of shares of Infinera Capital Stock outstanding as of Closing	235,125,438	(1)
Maximum Stock Amount	125,909,672	(2)
Number of Cash Election Stock	35,268,815
Number of Share Election Stock	176,344,079
Number of Mixed Election Stock	23,512,544

(1)	Shares of Infinera Capital Stock outstanding as of 11:59 p.m., New York City time, on June 24, 2024.
(2)

Determined by multiplying (i) the Mixed Consideration Exchange Ratio by (ii) the aggregate number of shares of Infinera Capital Stock issued and outstanding as of the date falling 10 business days prior to the Effective Time (other than Owned Infinera Shares and Dissenting Infinera Shares). Calculation is made assuming the number of shares of Infinera Capital Stock described in the preceding clause (ii) equals 235,125,438.

Determination of the Elected Share Consideration and the Excess Amount

Elected Share Consideration

Number of Share Election Stock	176,344,079
Number of Mixed Election Stock	23,512,544
Elected Share Consideration	328,176,331	(1)

(1)

Determined by adding (i) the product of (x) the aggregate number of Share Election Stock multiplied by (y) 1.7896 (the Share Consideration Exchange Ratio) and (ii) the product of (x) the aggregate number of Mixed Election Stock multiplied by (y) 0.5355 (the Mixed Consideration Exchange Ratio), with the sum rounded to the nearest whole number.

Excess Amount

Elected Share Consideration	328,176,331
Maximum Stock Amount	125,909,672
Excess Amount	202,266,659	(1)

(1)	Determined by subtracting (x) the Maximum Stock Amount from (y) the Elected Share Consideration.

Determination of Proration of the Merger Consideration

Given that the Elected Share Consideration exceeds the Maximum Stock Amount, the Merger Consideration to be paid to holders of Cash Election Stock, Share Election Stock and Mixed Election Stock would be determined as follows:

Each holder of Cash Election Stock would receive $6.65 in cash for each share of Cash Election Stock.

If an Infinera stockholder holds 100 shares of Share Election Stock, 62 shares of such Share Election Stock would each be converted into the right to receive $6.65 in cash and 38 shares of such Share Election Stock would each be converted into the right to receive 1.7896 Nokia Shares, as illustrated below.

If an Infinera stockholder holds 100 shares of Mixed Election Stock, 62 shares of such Mixed Election Stock would each be converted into the right to receive $6.65 in cash and 38 shares of such Share Election Stock would each be converted into the right to receive (i) 0.5355 Nokia Shares and (ii) $4.66 in cash, as illustrated below.

Cash Portion of Consideration

Number of Share Election Stock or Mixed Election Stock	100	(1)
Elected Share Consideration	328,176,331
Excess Amount	202,266,659
Number of Shares Subject to Proration and that Will Receive Cash Consideration	62	(2)

(1)	Assuming an Infinera stockholders holds 100 shares of Share Election Stock or Mixed Election Stock.
(2)

Determined by multiplying (x) the number of shares of Share Election Stock or Mixed Election Stock, as applicable, of such holder by (y) a fraction, the numerator of which is the Excess Amount and the denominator of which is the Elected Share Consideration.

Adjustments

The Merger Consideration will be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Infinera Capital Stock or Nokia Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other similar change with respect to the Infinera Capital Stock or Nokia Shares occurring on or after the date of the Merger Agreement and prior to the Effective Time.

No Delivery of Fractional Shares

No fractional Nokia Shares or Nokia ADSs will be delivered in connection with the Merger, and no certificates or scrip representing such fractional Nokia Shares or Nokia ADSs will be delivered. Any holder of shares of Infinera Capital Stock who otherwise would have been entitled to a fraction of a Nokia Share will receive in lieu of such fraction of a Nokia Share, cash (rounded up to the nearest cent) equal to the product obtained by multiplying (x) the fractional share interest to which such holder (after taking into account all shares of Infinera Capital Stock formerly held by such holder) would otherwise be entitled by (y) the Cash Consideration.

Shares Held by Dissenting Stockholders

To the extent required by the DGCL, any shares of Infinera Capital Stock that are issued and outstanding immediately prior to the Effective Time and that are held by holders of record or owned by beneficial owners of such Infinera Capital Stock (i) who have not voted in favor of the adoption of the Merger Agreement (or consented to such adoption in writing), (ii) who have properly exercised appraisal rights with respect such shares of Infinera Capital Stock in accordance with Section 262 and (iii) who have complied with, Section 262 with respect to any such shares of Infinera Capital Stock held by any such holder or owned by any such beneficial owner (the “Dissenting Shares”), will be cancelled and will not be converted into the right to receive the Merger Consideration.

Instead, if the Merger is completed, holders or beneficial owners of such Dissenting Shares will be entitled to receive payment of the fair value of such Dissenting Shares in accordance with the provisions of Section 262 unless and until any such holder or owner fails to timely perfect or otherwise waives, withdraws or loses their rights to appraisal and payment under the DGCL. If, after the Effective Time, any such holder or owner fails to timely perfect or effectively withdraws or loses such rights, such Dissenting Shares will be treated as if they had been converted into, at the Effective Time, the right to receive the Merger Consideration. At the Effective Time, any holder or owner of Dissenting Shares will cease to have any rights with respect thereto, except the rights provided in Section 262 and as provided in the previous sentence. For more information regarding appraisal rights, please see the section of this proxy statement/prospectus entitled “The Merger—Appraisal Rights.”

Treatment of Infinera Equity Awards and ESPP

Generally speaking, Infinera equity awards will be treated as follows:

Infinera RSUs. At the Effective Time, each Infinera RSU (other than Infinera Director RSUs, outstanding as of immediately prior to the Effective Time will be converted automatically into a number of Nokia RSUs equal to (1) the total number of shares of Infinera Capital Stock subject to such Infinera RSU immediately prior to the Effective Time multiplied by (2) the Share Consideration Exchange Ratio. Each Nokia RSU will be subject to the same terms and conditions as were applicable to such Infinera RSU immediately prior to the Effective Time (including vesting terms).

Infinera PSUs. Each Infinera PSU outstanding as of immediately prior to the Effective Time will vest to the extent provided in (i) the award agreement governing such Infinera PSU and (ii) any other vesting terms that are applicable. Then, as applicable:

•

if such Infinera PSU becomes vested with respect to both performance-based and service-based vesting conditions, the holder of such Infinera PSU will receive $6.65 in cash, without interest, in respect of each share of Infinera Capital Stock subject to such Infinera PSU immediately prior to the Effective Time;

•

if such Infinera PSU has performance-based vesting conditions that (1) are measured at the Effective Time and deemed earned or (2) are otherwise deemed no longer applicable, but, in each case, such Infinera PSU remains subject to service-based vesting conditions, then such Infinera PSU will be treated in the same manner as an Infinera RSU and converted to a Nokia RSU as described above; and

•

if such Infinera PSU has performance-based vesting conditions that are measured and deemed not to be earned (unless the performance-based vesting conditions are otherwise deemed no longer applicable) at the Effective Time, then such Infinera PSU will be canceled for no consideration.

Infinera Director RSUs. At the Effective Time, each Infinera Director RSU will fully vest and be converted automatically into the right to receive a cash amount equal to the Cash Consideration, without interest, in respect of each share of Infinera Capital Stock subject to such Infinera Director RSU immediately prior to the Effective Time.

Infinera ESPP. As previously disclosed by Infinera, the Infinera ESPP was suspended indefinitely effective upon the expiration of the offering period that ended August 15, 2023. At the time of this proxy statement/prospectus, the Infinera ESPP remains suspended and no offering periods or purchase periods are outstanding under it. The Merger Agreement provides for no new participants and no increases in payroll deductions under the Infinera ESPP after the date of the Merger Agreement and for termination of the Infinera ESPP before the closing date of the Merger.

Employment Matters

For a period of one year following the Effective Time (or, if earlier, the date of termination of employment of the relevant continuing employee), the Surviving Corporation and its subsidiaries will honor all employment agreements, change in control agreements, collective bargaining agreements, obligations under applicable law, and change in control or severance plans, policies and arrangements that Infinera and its subsidiaries have with their current and former officers, directors, employees and other individual service providers, as in effect on the date of the Merger Agreement. Nokia or its affiliates may amend, modify, replace or terminate such arrangements in accordance with their terms.

For a period of one year following the Effective Time (or, if earlier, the date of termination of employment of the relevant continuing employee), Nokia will, or will cause the Surviving Corporation or its applicable subsidiaries to, provide the relevant employees with:

•

base salary or base wages, target short-term cash incentive compensation opportunities and employee benefits (excluding equity compensation, retention, transaction or change in control bonuses, defined benefit pension plans or retiree health and welfare plans) that are no less favorable in the aggregate to those provided to such employee under the relevant employee plans immediately before the Effective Time; and;

•

severance benefits at least as favorable as such severance benefits provided under any severance agreement, plan, program, policy, or practice in effect for such Continuing Employee as of immediately prior to the Effective Time.

With respect to any employee benefit plans maintained by Nokia or any of its subsidiaries in which continuing employees are eligible to participate after the Effective Time, the Surviving Corporation, Nokia and its subsidiaries will use commercially reasonable efforts to:

•

waive all exclusions, eligibility requirements, pre-existing condition requirements, physical examination requirements, evidence of insurability requirements, waiting periods, and actively-at-work or similar requirements, with respect to participation and coverage applicable to such employees and their eligible dependents under any new plans, except to the extent such conditions, exclusions, requirements or waiting periods would apply under the analogous employee plan,

•

provide each such employee and their eligible dependents with credit for any co-payments, deductibles, co-insurance, offset or other out-of-pocket amounts paid during the year in which the closing date occurs (and prior to the Effective Time) (to the same extent that such credit was given under the analogous employee plan prior to the Effective Time) in satisfying any applicable deductible, out-of-pocket or similar requirements under any new plans, and

•

recognize all service of such employees with Infinera and its subsidiaries for all purposes (including severance and vacation accruals) in any new plan to the same extent that such service was taken into account under the analogous employee plan prior to the Effective Time, subject to certain exceptions.

Unless Nokia requests otherwise in writing at least five business days prior to the closing date, Infinera will take all actions necessary to effect the termination of any 401(k) plans of Infinera and its subsidiaries or cause such plan to be terminated, effective as of no later than the date immediately preceding the closing date, contingent upon the occurrence of the closing, and provide that participants in the Infinera 401(k) plan shall become fully vested in any unvested portion of their Infinera 401(k) plan accounts as of the date such plan is terminated. If an Infinera 401(k) plan is terminated, the Surviving Company and its subsidiaries will designate a 401(k) plan that will cover the relevant employees as soon as practicable following the Closing Date, and cause that designated plan to accept direct rollovers of the account balances of the relevant employees from the terminated plan.

For the avoidance of doubt, the Merger Agreement does not confer any rights or remedies of any kind or description upon any person (including any continuing employees and any of their beneficiaries and dependents) other than Nokia, its subsidiaries, Infinera and their respective successors and assigns.

Exchange of Certificates

Exchange Fund. Nokia will deposit, or cause to be deposited, and make available for issuance with the Exchange Agent (i) at or prior to the Effective Time, an amount of cash in U.S. dollars and (ii) as soon as practicable, and no later than five business days after the Effective Time, a number of Nokia ADSs, in each case sufficient to pay the aggregate Merger Consideration.

Nokia ADSs. As soon as practicable, and no later than five business days after the Effective Time, Nokia will cause the Depositary Bank to issue in accordance with the Deposit Agreement a number of Nokia ADSs sufficient to constitute the non-cash portion of the Merger Consideration. The recipients of Nokia ADSs pursuant to the terms of the Merger Agreement will not, and Nokia will, be liable for any stamp duty or stamp duty reserve Tax or other similar tax or Depositary Bank fee arising on the issuance of the Nokia ADSs by the Depositary Bank, in each case, in connection with the Merger and the other transactions contemplated by the Merger Agreement.

Surrender of Infinera Capital Stock. If you hold physical stock certificates, you will be asked to surrender your stock certificates in connection with your Election. You should submit your Infinera stock certificates with your election form. Any Infinera stockholder who has not submitted their physical stock certificate(s) with a form of election will be sent a letter of transmittal after the Merger closes to effect the exchange of their Infinera Common Stock for the Merger Consideration.

Holders of record of uncertificated shares of Infinera Capital Stock will not be required to deliver a certificate or an executed letter of transmittal to the Exchange Agent in order to receive the Merger Consideration with respect to such uncertificated shares of Infinera Capital Stock. Instead, upon receipt by the Exchange Agent of an “agent’s message,” if applicable, (or other customary evidence), such record holder will be entitled to receive the Merger Consideration payable to such holder with respect to the Infinera Capital Stock it held immediately prior to the Effective Time, and the uncertificated shares will be cancelled.

DTC Procedures. Prior to the Effective Time, Nokia and Infinera will cooperate to establish procedures with the Exchange Agent and DTC in order to transmit to DTC or its nominees as soon as practicable, and no later than five business days, after the Effective Time, the aggregate non-cash portion of the Merger Consideration and any dividends or distributions, in each case, to which the beneficial owners thereof are entitled (such amount, the “DTC Payment”).

Transfers of Ownership. If payment of the applicable Merger Consideration is to be made to a person other than the person in whose name the surrendered certificate or uncertificated share of Infinera Capital Stock in exchange therefor is registered, the person requesting such exchange must present proper evidence of transfer or must otherwise be in proper form for transfer, and such person will have paid any transfer and other taxes required by reason of the payment or will have established that such tax either has been paid or is not applicable.

Lost, Stolen or Destroyed Certificates. If any certificates have been lost, stolen or destroyed, the Exchange Agent will issue the Merger Consideration to such holder upon the making of an affidavit for such lost, stolen or destroyed certificate. Nokia or the Exchange Agent may, in its reasonable discretion and as a condition to the payment of such Merger Consideration, require the owners of such lost, stolen or destroyed certificates to deliver a bond in such reasonable amount and upon such terms as it may direct as indemnity against any claim that may be made against Nokia, Infinera or the Exchange Agent with respect to the certificates alleged to have been lost, stolen or destroyed.

Withholding

Each of the Exchange Agent, Nokia, Merger Sub and any applicable withholding agent will be entitled to deduct and withhold from any consideration or other amounts payable pursuant to the Merger Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under applicable law. To the extent that amounts are so withheld, such withheld amounts will be paid over to or deposited with the relevant governmental authority, and treated for all purposes of the Merger Agreement as having been paid to the person in respect of which such deduction and withholding was made.

Termination of Exchange Fund

Any portion of the Exchange Fund that remains undistributed to the holders of the certificates or uncertificated shares of Infinera Capital Stock on the date that is one year after the Effective Time will be delivered to Nokia (or the Surviving Corporation as directed by Nokia) upon demand, and any holders of Infinera Capital Stock that were issued and outstanding immediately prior to the Merger who did not surrender or transfer their certificates or uncertificated shares of Infinera Capital Stock for exchange will thereafter look for payment of the Merger Consideration payable in respect of the Infinera Capital Stock represented by such certificates or uncertificated shares solely to Nokia (subject to abandoned property, escheat or similar law). Any amounts remaining unclaimed by holders of any such certificates or uncertificated shares of Infinera Capital Stock five years after the Effective Time, or at such earlier date immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any governmental authority, will, to the extent permitted by applicable law, become the property of the Surviving Corporation free and clear of any claims or interest of any such holders (and their successors, assigns or personal representatives) previously entitled thereto.

Representations and Warranties

The representations and warranties of Infinera in the Merger Agreement relate to, among other things:

•	due organization, valid existence, good standing and qualification to do business;

•

corporate power and authority to execute and deliver the Merger Agreement, perform its obligations under the Merger Agreement and to complete the Merger and the other transactions contemplated by the Merger Agreement;

•	the recommendation of the Infinera Board in favor of the Merger;

•	inapplicability of anti-takeover laws to the transactions contemplated by the Merger Agreement;

•	required approval by Infinera stockholders;

•	absence of conflicts of the Merger Agreement with, or any breach, default or violation under, organizational documents, material agreements and instruments or applicable law;

•	required governmental filings, consents or approvals in connection with the Merger;

•	Infinera’s capitalization;

•	Infinera’s subsidiaries;

•	Infinera’s SEC reports;

•	Infinera’s financial statements and internal controls;

•	indebtedness;

•	no undisclosed liabilities;

•	absence of certain changes;

•	material contracts;

•	real property matters;

•	environmental matters;

•	intellectual property and data privacy matters;

•	tax matters;

•	employee benefits matters;

•	labor matters;

•	compliance with applicable laws, including certain regulatory laws;

•	legal proceedings and orders;

•	insurance;

•	related party transactions;

•	government contracts;

•	security clearances; and

•	brokers.

The representations and warranties of Nokia and Merger Sub in the Merger Agreement relate to, among other things:

•	due organization, valid existence and good standing;

•

corporate power and authority to execute and deliver the Merger Agreement, perform its obligations under the Merger Agreement and to complete the Merger and the other transactions contemplated by the Merger Agreement;

•	validity and due issuance of Nokia Shares underlying the Nokia ADSs, and the Nokia ADSs, delivered as part of the Merger Consideration;

•	effectiveness of the Deposit Agreement and the Form F-6 filed by Nokia with respect to Nokia ADSs;

•	absence of conflicts of the Merger Agreement with, or any breach, default or violation under, organizational documents, material agreements and instruments or applicable law;

•	required governmental filings, consents or approvals in connection with the Merger;

•	legal proceedings and orders;

•	Nokia’s SEC reports and financial statements;

•	absence of certain changes or events;

•	ownership of Infinera Capital Stock;

•	brokers;

•	operations of Nokia and Merger Sub;

•	no Nokia vote or approval required;

•	sufficiency of funds to complete the transactions contemplated by the Merger Agreement, on the terms thereof, and to perform obligations thereunder; and

•	non-reliance on estimates, projections, forecasts, forward-looking statements and business plans relating to Infinera.

Certain of the representations and warranties of Nokia and Infinera are qualified as to “materiality” or “material adverse effect.” In addition, there are separate stand-alone conditions to the completion of the Merger that require the absence of any material adverse effect. Under the Merger Agreement, a “Company Material Adverse Effect” means, with respect to Infinera, any change, event, effect, development, occurrence, fact, condition or circumstance (each, an “Effect”) that, individually or in the aggregate: (1) has had or would reasonably be expected to have a material adverse effect on the business, operations, financial condition, properties, assets or results of operations of Infinera and its subsidiaries, taken as a whole; or (2) prevents or materially impairs or delays beyond the Termination Date, or would reasonably be expected to prevent or delay beyond the Termination Date, the consummation of the transactions by Infinera contemplated by the Merger Agreement or have a material adverse effect on the ability of Infinera to consummate such transactions.

Subject to certain exceptions, none of the following will be taken into account in determining whether there has been or will be a Company Material Adverse Effect:

•	changes in general economic conditions anywhere in the world, or changes in conditions in the global, domestic, international or regional economy generally;

•

changes in conditions in the financial markets, credit markets or capital markets anywhere in the world, including: (1) changes in interest rates or Infinera’s credit rating; (2) changes in exchange rates for the currencies of any country; or (3) any suspension of trading in securities generally on any securities exchange or over-the-counter market;

•

changes in conditions that are generally applicable in the industries in which Infinera and its subsidiaries conduct business, including the development, continuation or worsening of supply chain disruptions or increases in raw material prices;

•

changes in regulatory, legislative or political conditions anywhere in the world, civil unrest, protests and public demonstrations, any government responses thereto and any escalation or worsening thereof;

•	any geopolitical conditions, outbreak of hostilities, acts of war, sabotage, cyber-attack, cyberterrorism, terrorism or military actions anywhere in the world;

•

earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other similar force majeure events anywhere in the world (or escalation or worsening of any such events or occurrences, including, in each case, the response of governmental authorities);

•

any epidemic, pandemic or disease outbreak, or any law, mandate, directive, pronouncement or guideline issued by a governmental authority, the Centers for Disease Control and Prevention or the World Health Organization providing for business closures, “sheltering-in-place,” curfews or other similar restrictions in connection with or in response to an epidemic, pandemic or disease outbreak or any change in such law, mandate, directive, pronouncement or guideline or any material worsening of such conditions;

•	inflation or any changes in the rate of increase or decrease of inflation;

•

the negotiation, execution, delivery or performance of the Merger Agreement, the pendency or consummation of the Merger, or any Effect directly resulting from the announcement of the Merger Agreement, including the impact on the relationships of Infinera and its subsidiaries with customers, suppliers, lenders, lessors, employees, regulators, governmental authorities, vendors or any other business partners, subject to certain exceptions;

•	the compliance by any party with the terms of the Merger Agreement, including any action taken or refrained from being taken as required by the Merger Agreement;

•

any action taken or refrained from being taken, in each case to which Nokia has expressly approved, consented to or requested in writing following the date of the Merger Agreement, and any failure to take any action resulting from Nokia’s failure to grant any approval or consent requested by Infinera to take any action restricted or prohibited by the Merger Agreement;

•

changes in GAAP or other accounting standards or changes in, or changes proposed by a federal or state legislative body to, any applicable laws or the enforcement or interpretation of GAAP or applicable law, including the adoption, implementation, repeal, modification, reinterpretation or proposal thereof, or any action taken for the purpose of complying with GAAP or any applicable law;

•	changes in the price or trading volume of the Infinera Common Stock in and of itself;

•

any failure by Infinera and its subsidiaries to meet: (1) any public estimates or expectations of Infinera’s revenue, earnings or other financial performance or results of operations for any period; or (2) any internal budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations;

•	the availability or cost of equity, debt or other financing to Nokia, Merger Sub or their respective affiliates;

•	any litigation against Infinera or any of its subsidiaries and/or its directors relating to the Merger or the other transactions contemplated by the Merger Agreement;

•	the identity of, or any facts relating to, Nokia, Merger Sub, or their respective affiliates, or their respective plans or intentions, with respect to Infinera or its business; or

•	any breach by Nokia or Merger Sub of the Merger Agreement.

However, in case of each of the first seven bullet points and the twelfth bullet point above, such matters shall be taken into account to the extent that the related Effect has had or would reasonably be expected to have a disproportionate adverse effect on Infinera and its subsidiaries, taken as a whole, relative to other similarly situated companies operating in the industries in which Infinera and its subsidiaries conduct business, only the extent of the incremental disproportionate adverse impact.

Certain of Nokia and Merger Sub’s representations and warranties are qualified as to “materiality or “Parent Material Adverse Effect.” Under the Merger Agreement, a “Parent Material Adverse Effect” means, with respect to Nokia, any Effect that, individually or in the aggregate, prevents or materially delays, or would reasonably be expected to prevent or materially delay, the consummation by Nokia or Merger Sub of the transactions contemplated by the Merger Agreement or have a material adverse effect on the ability of Nokia or Merger Sub to perform their respective covenants and obligations under the Merger Agreement or to consummate the transactions contemplated by the Merger Agreement.

The representations and warranties in the Merger Agreement do not survive the Effective Time.

Conduct of Business Pending the Merger

Infinera has agreed to certain covenants in the Merger Agreement restricting the conduct of its business between the date of the Merger Agreement and the earlier of the Effective Time or the termination of the Merger Agreement. In general, except as expressly contemplated by the Merger Agreement, as set forth in the confidential disclosure letter that Infinera delivered in connection with the Merger Agreement, as required by applicable law or as approved by Nokia in writing (which approval will not be unreasonably withheld, conditioned or delayed), during the period from the execution and delivery of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement, Infinera will, and will cause each of its subsidiaries to:

•

conduct its business or, in case of any epidemic, pandemic or disease outbreak, or any law, mandate, directive, pronouncement or guideline issued by a governmental authority, the Centers for Disease Control and Prevention or the World Health Organization providing for restrictions in connection with or in response to an epidemic, pandemic or disease outbreak, use reasonable best efforts to conduct its business, in the ordinary course of business, and

•

use reasonable best efforts to preserve intact in all material respects its current business operations, organization, ongoing businesses, licenses, permits, business relationships and goodwill with third parties.

In addition, except as expressly contemplated by the Merger Agreement, as set forth in the confidential disclosure letter that Infinera delivered in connection with the Merger Agreement, as required by applicable law or as approved or requested by Nokia in writing (which approval will not be unreasonably withheld, conditioned or delayed), during the period from the execution and delivery of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement, subject to certain exceptions specified in the Merger Agreement, Infinera will not, and will not permit any of its subsidiaries to:

•	amend the organizational documents of Infinera or any of its subsidiaries;

•	propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•	issue, sell or deliver any securities of Infinera or securities of any of its subsidiaries, subject to certain exceptions for shares issued upon exercise of its convertible securities;

•

reclassify, split, combine, subdivide or redeem, repurchase, purchase or otherwise acquire or amend the terms of, any of its capital stock or other equity or voting interest, subject to certain exceptions for shares with respect to its convertible securities;

•

(1) declare, set aside or pay any dividend or other distribution in respect of any shares of capital stock or other equity or voting interest, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock or other equity or voting interest; or (2) pledge or encumber any shares of its capital stock or other equity or voting interest, in each case subject to certain exceptions;

•

(1) incur, assume or suffer any indebtedness for borrowed money or issue any debt securities, except, in each case, for certain exceptions in the ordinary course of business, loans or advances to direct or indirect wholly-owned subsidiaries of Infinera and the incurrence of indebtedness under the Loan Agreement; (2) assume, guarantee, endorse or otherwise become liable or responsible for the obligations of any other person, except with respect to obligations of direct or indirect wholly-owned subsidiaries of Infinera; (3) make any loans, advances or capital contributions to, or investments in, any other person, except, in each case in the ordinary course of business, for:

•	extensions of credit to customers;

•	advances to directors, officers and other employees;

•	loans or advances between wholly-owned subsidiaries of Infinera or between Infinera and its subsidiaries; and

•	capital contributions in or to wholly-owned subsidiaries of Infinera; or

•	(4) mortgage or pledge any assets, tangible or intangible, or create or suffer to exist any lien thereupon, except for any Permitted Liens (as defined in the Merger Agreement);

•	except to the extent required by: (1) the terms of any employee benefit plan or collective bargaining agreement; or (2) any contract relating thereto:

•	enter into, adopt, amend or modify in any material respect or terminate any employee benefit plan;

•

increase the compensation or benefits of any current or former director, executive officer or employee or pay any amount or provide any benefit not provided under any employee benefit plan in accordance with its terms as in effect as of the date of the Merger Agreement;

•

grant or pay (or promise to grant or pay) any bonus or other incentive compensation, severance, retention, transaction, change of control, deferred compensation or similar payment or benefit to any current or former director, officer, employee or individual independent contractor of Infinera or any of its subsidiaries;

•

take any action to accelerate the vesting, lapsing of restrictions or any payment or benefit, or the funding of any payment or benefit, payable or to become payable to any current or former director, officer, employee or individual independent contractor of Infinera or any of its subsidiaries; or

•	hire or engage or terminate (other than for cause or upon resignation) any director, officer, employee or individual independent contractor; except,

•

in the case of each of the first, second and third bullet points, in conjunction with ordinary course new hires, promotions, changes in job position or status of any director, officer or employee (other than any of Infinera’s executive officers and individuals reporting directly to Infinera’s chief executive officer) or any individual independent contractor with an annual cash fee of less than $300,000 and

•

in the case of the fifth bullet point, Infinera may hire or engage or terminate, in the ordinary course of business, any director, officer or employee who is not an executive officer or does not report directly to Infinera’s chief executive officer or any individual independent contractor with an annual cash fee of less than $300,000;

•	waive, release or amend any material restrictive covenant obligation of any current or former employee, independent contractor, officer or director;

•

settle any pending or threatened legal proceeding, except for the settlement of any legal proceeding that is for solely monetary payments of no more than $2,000,000 individually and $10,000,000 in the aggregate and does not impose any material non-monetary obligations on, or restrictions against, or require an admission of liability by, Infinera or its subsidiaries;

•

materially change Infinera’s or its subsidiaries’ methods, principles or practices of financial accounting or annual accounting period, except as required by GAAP, Regulation S-X of the Exchange Act (or any interpretation thereof) or by any governmental authority;

•	(1) make, change or revoke any material tax election; (2) settle, consent to or compromise any material tax liability or any audit, examination or other proceeding relating to a material amount of taxes; (3) adopt or change any accounting method or change an annual accounting period; (4) file any amended material tax returns; (5) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any analogous or similar provision of state, local or non-U.S. Law); (6) surrender any right to claim a refund for material taxes (other than solely as a result of the passage of time); (7) consent to any extension or waiver of any limitation period with respect to any material tax claim or assessment relating to Infinera or any of its subsidiaries; or (8) request in writing any material tax ruling from any governmental authority, (9) file any material tax returns inconsistent with past practice, (10) except in the ordinary course of business, agree to an extension or waiver of the statute of limitations with respect to a material amount of taxes;

•	incur or commit to incur any capital expenditures other than:

•

consistent with, or with respect to any item set forth in the budget, not more than 10 percent in excess of the amount allocated in, the capital expenditure budget for such item for the fiscal year 2024, set forth in the confidential disclosure letter delivered by Infinera in connection with the Merger Agreement and

•	pursuant to obligations imposed by any material contract or real property lease in effect as of the date of the Merger Agreement and made available to Nokia prior to the date of the Merger Agreement;

•

enter into, extend, renew, assign, transfer, cancel, expressly waive any right under, modify, amend or terminate any material contract except, in each case, in the ordinary course of business or, with respect to real property leases, terminations due to casualty, condemnation or upon the expiration thereof, or as contemplated by the sixth bullet point above;

•

terminate, allow to lapse or otherwise fail to keep in effect insurance policies in a manner inconsistent with past practice or customs in the industries in which Infinera and its subsidiaries conduct business, except, in each case, for any such termination pursuant to the terms of such policy;

•	effectuate a “mass layoff” or “plant closing” that would trigger notice obligations under WARN;

•

(1) modify, renew, extend, or enter into any collective bargaining agreement, or (2) recognize or certify any labor union, labor organization, works council, or group of employees of Infinera or its subsidiaries as the new bargaining representative for any employees of Infinera or its subsidiaries;

•

acquire (by merger, consolidation or acquisition of stock or assets) any other person or any material equity interest therein with a fair market value in excess of: (1) $2,000,000 in any one transaction or series of related transactions; or (2) $4,000,000 in the aggregate, other than acquisitions of assets acquired from vendors or suppliers in the ordinary course of business;

•

sell, assign, license, lease, transfer, abandon or otherwise dispose of, or create any lien on (other than any Permitted Lien (as defined in the Merger Agreement)), or otherwise dispose of, any tangible assets, other than such sales, assignments, licenses, leases, transfers, liens or other dispositions that are in the ordinary course of business; provided, that the foregoing shall not permit any sales, assignments, licenses, leases, transfers, liens or other dispositions of the tangible assets referenced in the confidential disclosure letter delivered by Infinera in connection with the Merger Agreement;

•

(1) sell, license or transfer any material intellectual property to any person, other than non-exclusive licenses granted in the ordinary course of business consistent with past practice or pursuant to certain standard licenses specified in the Merger Agreement; or (2) abandon, withdraw, dispose of, intentionally permit to lapse or fail to preserve any material registered intellectual property;

•	adopt any poison pill; or

•	agree, resolve or commit to take any of the above actions.

Certain Additional Covenants

The Merger Agreement contains certain other covenants and agreements of Infinera, Nokia and Merger Sub, including covenants relating to, among other things:

•

Infinera, Nokia and Merger Sub using reasonable best efforts to take all actions, do all things and assist and cooperate with the other parties in doing all things, in each case necessary, proper or advisable to consummate and make effective the transactions contemplated by the Merger Agreement;

•

Infinera and the Infinera Board taking reasonable actions within their power to ensure that no anti-takeover statute or similar statute or regulation becomes applicable to the transactions contemplated by the Merger Agreement, or otherwise to ensure that the effect of such statute or regulation is minimized;

•	confidentiality of, and access by Nokia and its representatives to, certain information about Infinera and its subsidiaries;

•	the treatment of the 2024 Convertible Notes, 2027 Convertible Notes and 2028 Convertible Notes;

•

causing the Merger and any dispositions of Infinera equity interests in connection with the Merger by each individual who is a director or officer of Infinera subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act;

•	consultation between Nokia and Infinera in connection with public statements with respect to the transactions contemplated by the Merger Agreement;

•	notification, coordination and consultation with respect to, and opportunity for Nokia to participate in, litigation relating to the Merger; and

•	the delisting of the Infinera Common Shares from Nasdaq and the deregistration under the Exchange Act.

Infinera Stockholder Meeting

Infinera agreed to establish a record date for, duly call, give notice of, convene and hold the Special Meeting as promptly as practicable following the declaration of effectiveness of this proxy statement/prospectus by the SEC for the purpose of obtaining the approval of the Infinera stockholders required to consummate the transactions contemplated by the Merger Agreement. Infinera also agreed to use its reasonable best efforts to solicit proxies to obtain such approval. Infinera will also permit Nokia and its representatives to attend the Special Meeting.

In the event of an Infinera Board Recommendation Change, Infinera will nevertheless submit the Merger Agreement to its stockholders for the purpose of obtaining the required stockholder approval unless the Merger Agreement has been terminated in accordance with its terms prior to the Special Meeting, and Infinera will not be required to include the Infinera Board Recommendation in this proxy statement/prospectus.

Infinera is permitted to postpone or adjourn the Special Meeting in certain circumstances related to soliciting additional proxies or requirements of applicable law.

No Solicitation of Alternative Transactions

From the date of the Merger Agreement until the earlier to occur of the termination of the Merger Agreement and the Effective Time (the “No Solicitation Period”), Infinera has agreed that it and its subsidiaries will not, and will cause their respective directors and officers not to, and will instruct their financial advisers not to, and not knowingly permit any of Infinera’s other representatives to, directly or indirectly,

•

solicit, initiate, propose or knowingly induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, any proposal or offer that constitutes or would reasonably be expected to lead to, any offer, proposal or indication of interest (other than by Nokia or Merger Sub or any of their affiliates) to engage in an Acquisition Transaction (an “Acquisition Proposal”);

•

furnish to any third person (other than Nokia, Merger Sub or any of their designees or representatives) any non-public information relating to Infinera or any of its subsidiaries or afford to any such third person access to the business, properties, assets, books, records or other non-public information, or to any personnel, of Infinera or any of its subsidiaries, in any such case to induce the making, submission or announcement of, or to knowingly encourage, facilitate or assist, an Acquisition Proposal or the making of any request for information or for a discussion for the purpose of evaluating the making of an alternative acquisition inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal;

•

participate or engage in discussions, correspondence or negotiations with any third person with respect to an Acquisition Proposal by such person (or the making of any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal by such person), in each case other than informing such persons of the existence of the non-solicitation provisions under the Merger Agreement, or to the extent necessary to clarify the terms of the Acquisition Proposal; or

•

enter into any binding or non-binding letter of intent, memorandum of understanding, merger agreement, acquisition agreement or any contract relating to an Acquisition Transaction, other than, an agreement with Infinera that is either: (1) in effect as of the execution and delivery of the Merger Agreement; or (2) executed, delivered and effective after the execution and delivery of the Merger Agreement (provided that the provisions contained therein are not less restrictive in any material respect to such counterparty than those contained in the Confidentiality Agreement (as defined in the Merger Agreement)) in either case, containing provisions that require any counterparty thereto (and any named representatives) that receives non -public information of, or with respect to, Infinera to keep such information confidential (such agreement, an “Acceptable Confidentiality Agreement”) (any such letter of intent, memorandum of understanding, merger agreement, acquisition agreement or Contract relating to an Acquisition Transaction, an “Alternative Acquisition Agreement”).

However, prior to the adoption of the Merger Agreement by the Infinera Stockholders, Infinera and the Infinera Board (or a committee thereof) may:

•	negotiate and enter into an Acceptable Confidentiality Agreement; and

•

directly or indirectly participate or engage in discussions, correspondence or negotiations with, furnish any non-public information relating to Infinera or any of its subsidiaries to, or afford access to the business, properties, assets, books, records or other non-public information, or to any personnel of Infinera or any of its subsidiaries (pursuant to an Acceptable Confidentiality Agreement) to any person that has made, renewed or delivered to Infinera a bona fide written alternative acquisition proposal after the date of the Merger Agreement, and otherwise facilitate such Acquisition Proposal or assist such person (and its representatives and financing sources) with such Acquisition Proposal, in each case with respect to an Acquisition Proposal that: (1) was not the result of a breach of the above restrictions (other than a de minimis breach); and (2) the Infinera Board (or a committee thereof) has determined in good faith (after consultation with its financial adviser and outside legal counsel) that (a) such Acquisition Proposal either constitutes a bona fide written Acquisition Proposal (with all references to “20 percent” in the definition of “Acquisition Transaction” deemed to be references to “50.1 percent” for purposes of the definition of Acquisition Proposal as used herein) on terms that the Infinera Board (or a committee thereof) has determined in good faith (after consultation with its financial adviser and outside legal counsel) would be more favorable, from a financial point of view, to the Infinera stockholders (solely in their capacity as such) than the transactions contemplated by the Merger Agreement (taking into account (i) those factors and matters deemed relevant in good faith by the Infinera Board (or a committee thereof) which factors will include the (x) identity of the person making the proposal; (y) likelihood of consummation of the transaction contemplated by the acquisition proposal; and (z) legal, financial (including the financing terms), regulatory, timing and other aspects of such acquisition proposal; and (ii) any binding proposal made by Nokia to amend or modify the terms and conditions of the Merger Agreement prior to the time of such determination) (a “Superior Proposal”) or would reasonably be expected to lead to a Superior Proposal, and (b) failure to take such actions would be inconsistent with its fiduciary duties under applicable Law.

Changes in Recommendation of the Board of Directors of Infinera

The Merger Agreement provides that the Infinera Board will not, among other things:

•	withhold, withdraw, amend or modify, or publicly propose to withhold, withdraw, amend or modify, the Infinera Board Recommendation in a manner adverse to Nokia;

•	adopt, approve or recommend (or publicly propose to adopt, approve or recommend) to Infinera stockholders an Acquisition Proposal;

•

fail to reaffirm the Infinera Board Recommendation within specified periods following the written request of Nokia prior to receiving the requisite Infinera stockholder approval, provided that the Infinera Board will not be required to reaffirm the Infinera Board Recommendation on more than four occasions in response to any Acquisition Proposal;

•	fail to include the Infinera Board Recommendation in this proxy statement/prospectus (any action described above, a “Infinera Board Recommendation Change”); or

•	cause or permit Infinera or any of its subsidiaries to enter into an Alternative Acquisition Agreement.

However, notwithstanding anything to the contrary in the Merger Agreement, at any time prior to obtaining the requisite Infinera stockholder approval:

•

the Infinera Board (or a committee thereof) may effect an Infinera Board Recommendation Change in response to an Intervening Event if the Infinera Board (or a committee thereof) determines in good faith (after consultation with its financial adviser and outside legal counsel) that the failure to do so would be inconsistent with its fiduciary duties under applicable law. The Infinera Board (or a committee thereof) will not effect an Infinera Board Recommendation Change unless:

•

Infinera has provided prior written notice to Nokia at least four business days in advance to the effect that the Infinera Board (or a committee thereof) intends to effect an Infinera Board Recommendation Change, which notice will specify the basis for such Infinera Board Recommendation Change, including a reasonably detailed description of the facts and circumstances relating to such Intervening Event;

•	prior to effecting such Infinera Board Recommendation Change, during the four business day period, Infinera has negotiated with Nokia and its representatives in good faith (to the extent that Nokia requested to do so) regarding any proposal by Nokia to adjust the terms and conditions of the Merger Agreement in response to such Intervening Event, and Nokia does not make a binding proposal to the Infinera Board (or a committee thereof) to amend or modify the terms and conditions of the Merger Agreement in such a manner that the Infinera Board (or a committee thereof) no longer determines in good faith that the failure to make an Infinera Board Recommendation Change in response to such Intervening Event would be inconsistent with its fiduciary duties under applicable law; and

•

if Infinera has received a bona fide written Acquisition Proposal that the Infinera Board (or a committee thereof) has determined in good faith (after consultation with its financial adviser and outside legal counsel) constitutes a Superior Proposal, then the Infinera Board (or a committee thereof may: (1) effect an Infinera Board Recommendation Change with respect to such Acquisition Proposal; or (2) authorize and cause Infinera to terminate the Merger Agreement in accordance with the terms of the Merger Agreement in order to enter into an Alternative Acquisition Agreement with respect to such Acquisition Proposal; provided that the Infinera Board (or a committee thereof) will not take any such action described above unless:

•

the Infinera Board (or a committee thereof) determines in good faith (after consultation with its financial adviser and outside legal counsel) that the failure to do so would be inconsistent with its fiduciary duties under applicable law;

•

such Acquisition Proposal was not the result of a breach of non-solicitation provisions of the Merger Agreement and Infinera has complied with its covenants and agreements pursuant to the Merger Agreement with respect to such Acquisition Proposal;

•

(1) Infinera has provided prior written notice to Nokia to the effect that the Infinera Board (or a committee thereof) intends to take the actions above absent a revision to the terms and conditions of the Merger Agreement that would result in such Acquisition Proposal no longer constituting a Superior Proposal, which notice will describe the Acquisition Proposal in reasonable detail; and (2) during the Notice Period, Infinera has negotiated with Nokia and its representatives in good faith (to the extent that Nokia requested to do so) regarding any proposal by Nokia to adjust the terms and conditions of the Merger Agreement in response to such Superior Proposal, and Nokia does not make a binding proposal to the Infinera Board (or a committee thereof) to amend or modify the terms and conditions of the Merger Agreement in such a manner that such Acquisition Proposal would no longer constitute a Superior Proposal; and

•

following such notice, the Infinera Board (or a committee thereof) (after consultation with its financial adviser and outside legal counsel and taking into account Nokia’s proposed revisions to the terms and conditions of the Merger Agreement and any other information provided by Nokia) will have determined that the failure of the Infinera Board (or a committee thereof) to make an Infinera Board Recommendation Change would be inconsistent with its fiduciary duties under applicable law. Each time material modifications to the terms of an Acquisition Proposal determined to be a Superior Proposal are made (it being understood that any improvement to financial terms of such proposal will be deemed to be a material modification), Infinera will notify Nokia of such modification and the period to give notice to Nokia prior written notice will recommence pursuant to the terms in the Merger Agreement.

None of the following will constitute an Infinera Board Recommendation Change or violate the above restrictions: (1) the consideration or determination by the Infinera Board (or a committee thereof) that an Acquisition Proposal constitutes, or is reasonably likely to lead to, a Superior Proposal or the taking of any other action permitted by the Merger Agreement; (2) the public disclosure by Infinera of the determination that an Acquisition Proposal constitutes a Superior Proposal; or (3) the delivery by Infinera of any notice required in connection with an Infinera Board Recommendation Change.

Efforts to Complete the Merger

Infinera, Nokia and Merger Sub have agreed to use their respective reasonable best efforts to take all appropriate action to consummate the Merger and the other transactions contemplated by the Merger Agreement as promptly as practicable and in any event no later than the Termination Date (as defined in the section of this proxy statement/prospectus entitled “—Termination of the Merger Agreement”), including using their reasonable best efforts to:

•	satisfy the conditions described in the section of the proxy statement/prospectus entitled “The Merger Agreement—Conditions to the Closing of the Merger”;

•

obtain all consents, waivers, approvals, orders and authorizations from governmental entities and other persons and making all registrations, declarations and filings with governmental entities and other persons (including those in connection with the HSR Act, CFIUS Notice, DCSA Notice or as otherwise required by applicable antitrust laws or foreign investment laws or as required to obtain any other relevant regulatory approval), in each case that are necessary or advisable to consummate the Merger and the other transactions contemplated by the Merger Agreement; and

•

obtain, in consultation with Nokia, all consents, waivers and approvals and delivering all notifications pursuant to any material contracts as set forth in the confidential disclosure letter that Infinera delivered in connection with the Merger Agreement.

Subject to the terms of the Merger Agreement, neither Infinera, Nokia nor Merger Sub are required to accept any condition, limitation or remedy required to obtain the relevant regulatory approvals that is not conditioned on the consummation of the Merger and solely: (1) with respect to any condition or remedy required to obtain the relevant regulatory approvals under antitrust laws, that would require Nokia, Infinera or any of their respective affiliates to sell, divest, or otherwise dispose of, license, hold separate, or take or commit to take any action that limits in any respect its freedom of action with respect to, or its ability to retain, any business, products, rights, services, licenses, assets or properties of Nokia or Infinera, of any of their affiliates; or (2) with respect to any condition required to obtain the relevant regulatory approvals under foreign investment laws, that would require the establishment or implementation or the agreements to establish or implement a proxy or voting trust agreement or the equivalent that would materially restrict or interfere with Nokia’s rights to control the governance body of the Surviving Corporation.

If any legal proceeding by a government entity or other person of competent jurisdiction is instituted challenging the Merger or any of the other transactions contemplated by the Merger Agreement, Nokia and Merger Sub will: (1) oppose fully and vigorously, including by defending through litigation, any such legal proceeding; (2) pursue vigorously all available avenues of administrative and judicial appeal; and (3) use reasonable best efforts to have vacated, lifted, reversed or overturned any law or order that is in effect that prohibits, prevents or restricts the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement, in each case until the Merger is consummated.

Regulatory Approvals

Each of Nokia and Merger Sub (and their respective affiliates, if applicable), on the one hand, and Infinera (and its affiliates, if applicable), on the other hand, agreed to promptly file such applications, notification filings, forms and submissions, including any draft notifications in jurisdictions requiring pre-notification, with any governmental authority as are required by applicable antitrust laws or foreign investment laws in connection with the Merger to obtain any regulatory approvals necessary to complete the Merger.

Each of Nokia, Merger Sub and Infinera agreed to (1) cooperate and coordinate (and to cause their respective affiliates to cooperate and coordinate) with the other in the making of the above filings or submissions; (2) supply the other (or cause the other to be supplied) with any information that may be required in order to make such filings or submissions; (3) supply (or cause to be supplied) any additional information that may be required or requested by the applicable governmental authorities in connection with making such filings or submissions and obtaining the relevant regulatory approvals; and (4) use (and cause their respective affiliates to use) reasonable best efforts to take all actions required, proper or advisable to obtain such regulatory approvals. Subject to the terms of the Merger Agreement, the overall strategy for obtaining regulatory approvals is led by Nokia.

For a description of the various regulatory approvals related to the Merger, please see the section of this proxy statement/prospectus entitled “The Merger—Regulatory Approvals.”

Director and Officer Indemnification and Insurance

Nokia has agreed to honor and fulfill, in all respects, the obligations of Infinera pursuant to any indemnification agreements between Infinera and any of its subsidiaries, on one hand, and any of its current or former directors or officers (and any person who becomes a director or officer of Infinera prior to the Effective Time) (the “Indemnified Persons”), on the other hand.

In addition, the Merger Agreement provides that, for a period of 6 years from the Effective Time, Nokia will cause the Surviving Corporation’s organizational documents to contain provisions with respect to indemnification, exculpation and advancement of expenses equivalent to the provisions of the organizational documents of Infinera as of the date of the Merger Agreement.

During the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, Nokia will indemnify and hold harmless, to the fullest extent permitted by applicable law, each Indemnified Person from and against any costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses), judgments, fines, penalties, losses, claims, damages, liabilities and amounts paid in settlement or compromise in connection with any legal proceeding, whether civil, criminal, administrative or investigative, whenever asserted, to the extent that such legal proceeding arises, directly or indirectly, out of or pertains, directly or indirectly, to (1) the fact that an Indemnified Person is or was a director, officer, or employee of Infinera (or its subsidiaries or affiliates); (2) any action or omission, or alleged action or omission arising out of or relating to matters existing or occurring prior to or at the Effective Time in such Indemnified Person’s capacity as a director, officer, or employee of Infinera or any of its subsidiaries or other affiliates, or taken at the request of Infinera or such subsidiary or affiliate (including in connection with serving at the request of Infinera or such subsidiary or affiliate as a director, officer, employee, trustee or fiduciary of another person (including any employee benefit plan)); and (3) the Merger, as well as any actions taken by Infinera, Nokia or Merger Sub with respect thereto (including any disposition of assets of the Surviving Corporation or any of its subsidiaries that is alleged to have rendered the Surviving Corporation or any of its subsidiaries insolvent). Notwithstanding the foregoing, if, at any time prior to the sixth anniversary of the Effective Time, any Indemnified Person delivers to Nokia a written notice asserting a claim for indemnification pursuant to the Merger Agreement, then the claim asserted in such notice will survive the sixth anniversary of the Effective Time until such claim is fully and finally resolved.

During the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation will maintain in effect the directors’ and officers’ liability insurance maintained by or for the benefit of Infinera as of the Effective Time (“D&O Insurance”) in respect of acts or omissions occurring at or prior to the Effective Time on terms (including with respect to coverage, conditions, retentions, limits and amounts) that are at least as favorable to the insureds as those of the D&O Insurance from insurance carriers with the same or better A.M. Best financial strength rating as the carriers of the D&O Insurance. However, the Surviving Corporation shall not be obligated to pay annual premiums in excess of 300 percent of the amount paid for the D&O Insurance (the “Maximum Annual Premium”). If any annual premiums of such insurance coverage exceed the Maximum Annual Premium, then the Surviving Corporation shall be obligated to obtain a policy (or policies) with the greatest coverage available for a cost not exceeding the Maximum Annual Premium.

Prior to the Effective Time, and in lieu of maintaining Infinera’s current D&O Insurance, Infinera may purchase a prepaid “tail” policy with respect to the D&O Insurance from an insurance carrier(s) with the same or better A.M. Best financial strength rating as Infinera’s current D&O Insurance carrier(s) so long as the aggregate cost for such “tail” policy does not exceed the Maximum Annual Premium. If Infinera elects to purchase such a “tail” policy prior to the Effective Time, the Surviving Corporation will (and Nokia will cause the Surviving Corporation to) maintain such “tail” policy in full force and effect for a period of no less than six years after the Effective Time and continue to honor its obligations thereunder. If Infinera is unable to obtain the “tail” policy and Nokia or Infinera are unable to obtain the insurance described herein for an amount less than or equal to the Maximum Annual Premium, Nokia shall cause Infinera to instead obtain as much comparable insurance as possible for an annualized premium equal to the Maximum Annual Premium.

Conditions to the Closing of the Merger

Conditions to Each Party’s Obligations to Effect the Merger

The respective obligations of Infinera, Nokia and Merger Sub to effect the Merger is subject to the satisfaction or waiver on or prior to the Effective Time of the following conditions:

•	the adoption of the Merger Agreement by the Infinera stockholders;

•	the absence of any Restraint preventing, materially enjoining, materially restraining or materially impairing the consummation of the Merger;

•

receipt of certain required regulatory approvals, including the expiration or termination of all applicable waiting periods under antitrust laws, and the receipt of all requisite foreign investment laws regulatory approvals and the DCSA Approval;

•	the listing of Nokia ADSs on the NYSE and the listing of the Nokia Shares underlying the Nokia ADSs on the Nasdaq Helsinki Stock Exchange and Euronext Paris Stock Exchange; and

•	the effectiveness of certain required SEC filings.

Conditions to the Obligations of Nokia and Merger Sub

The obligation of each of Nokia and Merger Sub to consummate the Merger are further subject to the satisfaction or waiver on or prior to the Effective Time of the following conditions:

•

the representations and warranties of Infinera being true and correct, generally as of the date on which the Merger Agreement was entered into and as of the Closing Date (or the earlier date as of which such representation or warranty was specifically made), subject to the materiality standards provided in the Merger Agreement;

•	Infinera having performed in all material respects all covenants and agreements in the Merger Agreement required to be performed and complied with by it at or prior to the Closing;

•	Nokia and Merger Sub having received a customary closing certificate from Infinera; and

•	No Company Material Adverse Effect having occurred after the date of the Merger Agreement that is continuing.

Conditions to the Obligations of Infinera to Effect the Merger

The obligation of Infinera to consummate the Merger is further subject to the satisfaction or waiver on or prior to the Effective Time of the following conditions:

•

the representations and warranties of Nokia and Merger Sub set forth in the Merger Agreement being true and correct, generally as of the date the Merger Agreement was entered into and as of the Closing Date (or the earlier date as of which such representation or warranty was specifically made), subject to the materiality standards provided in the Merger Agreement;

•	Nokia and Merger Sub having performed in all material respects all covenants and agreements in the Merger Agreement required to be performed and complied with by them at or prior to the Closing; and

•	Infinera having received a customary closing certificate of Nokia and Merger Sub.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the Effective Time (whether prior to or after the receipt of the approval of the Infinera stockholders):

•	by the mutual written agreement of Nokia and Infinera;

•	by either Nokia or Infinera, if:

•	any Restraint has become permanent, final and non-appealable;

•

the Merger has not been consummated by June 27, 2025, which may be automatically extended to December 27, 2025, in the event that all conditions to closing other than those conditions relating to receipt of required regulatory approvals and no prohibitive laws or injunctions have been satisfied (such date, as extended, the “Termination Date”);

•	the Special Meeting has been held and Infinera stockholders did not approve the Merger Agreement Proposal;

•	by Nokia, if:

•

Infinera has breached any of its representations or warranties, or failed to perform any of its covenants or agreements, under the Merger Agreement, such that any of the applicable closing conditions for the benefit of Nokia and Merger Sub would not be satisfied and the breach or failure to perform is not cured within the requisite period (if applicable); or

•	prior to the Merger Agreement being adopted by Infinera stockholders, the Infinera Board has made an Infinera Board Recommendation Change

•	by Infinera, if:

•

Nokia or Merger Sub has breached any of its representations or warranties, or failed to perform any of its covenants or agreements, under the Merger Agreement, such that any of the applicable closing conditions for the benefit of Infinera would not be satisfied and the breach or failure to perform is not cured within the requisite period (if applicable); or

•

prior to the Merger Agreement being adopted by Infinera stockholders, Infinera has received a Superior Proposal to acquire Infinera and substantially concurrently with the termination Infinera enters into such Alternative Acquisition Agreement and pays the termination fee described in the section of this proxy statement/prospectus entitled “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Termination Fees.”

Termination Fees

Upon valid termination of the Merger Agreement under specified circumstances, Infinera must pay Nokia a termination fee of $65.0 million. Specifically, this termination fee will be payable by Infinera to Nokia if the Merger Agreement is terminated:

•

(1) (i) by Nokia or Infinera at any time prior to the Effective Time if the Special Meeting has been held and Infinera stockholders did not approve the Merger Agreement Proposal; or (ii) by Nokia if Infinera has breached any of its representations or warranties, or failed to perform any of its covenants or agreements, under the Merger Agreement such that any of the applicable closing conditions for the benefit of Nokia and Merger Sub would not be satisfied and the breach or failure to perform is not cured within the requisite period (if applicable); (2) at the time of such termination certain conditions to closing have been satisfied or are capable of being satisfied and would be satisfied as if the date of termination was the Closing Date; (3) a written acquisition proposal for, generally speaking, a majority of Infinera Capital Stock or Infinera’s assets has been publicly announced or disclosed and not publicly withdrawn or abandoned; and (4) within 12 months after such termination, an Acquisition Transaction is consummated or Infinera enters into a definitive agreement for the consummation of an Acquisition Transaction;

•	by Nokia, at any time prior to the Merger Agreement being adopted by Infinera stockholders, if an Infinera Board Recommendation Change has occurred; or

•

by Infinera in order to enter into a definitive agreement for a Superior Proposal, subject to compliance with certain procedures in the Merger Agreement, including engaging in good faith negotiations with Nokia during a specified period.

Upon valid termination of the Merger Agreement in certain circumstances, Nokia will be required to pay Infinera a termination fee of $130.0 million. Specifically, this termination fee is payable by Nokia to Infinera if the Merger Agreement is terminated as a result of the occurrence of either: (1) a final and non-appealable Restraint related to specified regulatory approvals; or (2) the expiration of the Termination Date at a time when a Restraint is in effect or the parties have not received required regulatory approvals.

Amendment, Extension and Waiver

Amendment

Prior to the Infinera stockholder approval, and subject to applicable law and certain other provisions of the Merger Agreement, the Merger Agreement may be amended by the parties, and after the Infinera stockholder approval, the partie

s must, if required by law, obtain further approval of the Infinera stockholders to amend the Merger Agreement.

Extension; Waiver

At any time prior to the Effective Time to the extent legally allowed and except as otherwise set forth in the Merger Agreement, Nokia and Infinera may:

•	extend the time for performance of any of the obligations or other acts of the other parties to the Merger Agreement;

•	waive any inaccuracies in the representations and warranties contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement;

•	waive compliance with any of the agreements or conditions contained in the Merger Agreement.

Governing Law

The Merger Agreement is governed by, and is to be construed in accordance with, the laws of the State of Delaware, regardless of other laws that might govern under applicable principles of conflicts of laws.

Third-Party Beneficiaries

The parties agree that their respective representations, warranties, covenants and agreements in the Merger Agreement are solely for the benefit of the other parties in accordance with the Merger Agreement, and except in the case of fraud, the Merger Agreement may only be enforced against the parties to the Merger Agreement. The Merger Agreement is not intended to confer upon any person other than Nokia, Merger Sub and Infinera any rights or remedies under the Merger Agreement, subject to certain exceptions specified in the Merger Agreement.

Remedies

Nokia, Merger Sub and Infinera have agreed that irreparable damage would occur in the event that any provision of the Merger Agreement were not performed in accordance with its specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. Accordingly, each of Nokia, Merger Sub and Infinera will be entitled to an injunction, specific performance and other equitable relief to prevent breaches of the Merger Agreement and to enforce specifically the performance of terms and provisions of the Merger Agreement as provided for therein, this being in addition to any other remedy to which they are entitled at law or in equity.

INTERESTS OF INFINERA’S DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER

In considering the recommendation of the Infinera Board with respect to the Merger Agreement Proposal and Nonbinding Compensation Proposal, Infinera stockholders should be aware that the directors and executive officers of Infinera have interests in the Merger that may be different from, or in addition to, the interests of Infinera stockholders generally. These interests are described in more detail below and, with respect to Infinera’s executive officers, are quantified under the section of this proxy statement/prospectus entitled “—Quantification of Payments and Benefits to Infinera Executive Officers.” The members of the Infinera Board were aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement, in approving the Merger Agreement and the Merger, and in determining to recommend that Infinera stockholders approve the Merger Agreement Proposal. The closing of the Merger is expected to constitute a “change of control” (or similar phrase) for purposes of each of Infinera’s compensation plans and agreements, if applicable.

Executive Officers

Infinera’s “executive officers” are:

•	David W. Heard, Chief Executive Officer (“CEO”);

•	Nancy L. Erba, Chief Financial Officer (“CFO”);

•	Regan MacPherson, Chief Legal Officer (“CLO”) and Corporate Secretary; and

•	Nicholas R. Walden, Senior Vice President, Worldwide Sales.

Mr. Heard, Ms. Erba, Mr. Walden and David L. Teichmann, Infinera’s adviser to the CEO and its former CLO and Corporate Secretary, are considered Infinera’s “named executive officers” for purposes of this disclosure.

Share Ownership

Infinera’s directors and executive officers will receive the same consideration in the Merger as other Infinera stockholders (and are entitled to make Elections with respect to their shares) for each share of Infinera Common Stock that they own at the Effective Time. For information regarding beneficial ownership of Infinera Common Stock by each of Infinera’s current directors, named executive officers and all directors and executive officers as a group, please see the section of this proxy statement/prospectus entitled “Certain Beneficial Owners of Infinera Common Stock—Security Ownership of Infinera Directors and Executive Officers.”

Treatment of Infinera Equity Awards

As part of its annual compensation review cycle for its executive officers, in recent fiscal years, Infinera has granted awards of restricted stock units subject to vesting based on continued service and/or attainment of pre-established performance goals. As part of its annual compensation for non-employee directors, Infinera has granted awards of Infinera RSUs subject to vesting based on continued service only. These awards contain limited provisions for vesting acceleration or satisfaction of performance criteria on a change of control, and are described below.

Infinera RSUs

As of June 30, 2024, there were outstanding Infinera RSUs covering an aggregate of 14,971,261 shares of Infinera Common Stock, of which 368,326 shares were subject to Infinera RSUs held by

Infinera’s non-employee directors and 1,118,569 shares were subject to Infinera RSUs held by Infinera’s executive officers (including any awards previously granted subject to performance goals for which performance has been achieved, which remain subject to vesting based only on continued service).

Pursuant to the Merger Agreement, at the Effective Time, outstanding Infinera RSUs will be treated in the following manner:

•

each Infinera RSU (other than Infinera Director RSUs) outstanding as of immediately prior to the Effective Time will be converted automatically into a number of Nokia RSUs with the same terms and conditions as were applicable under such Infinera RSU immediately prior to the Effective Time (including vesting terms), except that the number of Nokia Shares subject to such Nokia RSU shall be equal to the product (rounded to the nearest whole share) of (i) the number of shares of Infinera Common Stock subject to such Infinera RSU immediately prior to the Effective Time multiplied by (ii) the Share Consideration Exchange Ratio.

•

each outstanding Infinera Director RSU will fully vest and be converted automatically into the right to receive (without interest) the Cash Consideration in respect of each share of Infinera Common Stock subject to such Infinera Director RSU.

Infinera PSUs

As of June 30, 2024, there were outstanding Infinera PSUs covering an aggregate of 3,763,375 shares of Infinera Common Stock (at target performance, or 5,809,230 shares at maximum performance), of which 1,858,166 shares (at target performance, or 2,915,666 shares at maximum performance) were subject to Infinera PSUs held by Infinera’s executive officers. As of the same date, none of Infinera’s non-employee directors held any Infinera PSUs or any Infinera RSUs that were originally granted as Infinera PSUs.

Pursuant to the Merger Agreement, at the Effective Time, each Infinera PSU outstanding as of immediately prior to the Effective Time will vest to the extent provided by the terms of: (1) the award agreement applicable to such Infinera PSU; and (2) any other vesting terms that are applicable. Then, as applicable:

•

Any Infinera PSU (or portion thereof) that becomes vested with respect to both performance-based and service-based vesting conditions will be converted automatically into the right to receive (without interest) the Cash Consideration of $6.65 in respect of each share of Infinera Common Stock subject to such Infinera PSU immediately prior to the Effective Time.

•

Any Infinera PSU (or portion thereof) for which performance-based vesting conditions (a) are measured at the Effective Time and deemed earned or (b) are otherwise deemed no longer applicable, but which remains subject to service-based vesting conditions, will be converted to a Nokia RSU and treated in the same manner as an Infinera RSU and converted to a number of Nokia RSUs as described in the preceding section.

•

Any Infinera PSU (or any portion thereof) for which performance-based vesting conditions are measured and deemed not to be earned (unless the performance-based vesting conditions are otherwise deemed no longer applicable) at the Effective Time, will be cancelled for no consideration.

Treatment of the Infinera ESPP

As previously disclosed by Infinera, the Infinera ESPP was suspended indefinitely effective upon the expiration of the offering period that ended August 15, 2023. At the time of this proxy statement/prospectus, the Infinera ESPP remains suspended and no offering periods or purchase periods are outstanding under it. The Merger Agreement provides for no new participants and no increases in payroll deductions under the Infinera ESPP after the date of the Merger Agreement and for termination of the Infinera ESPP before the closing date of the Merger.

New Service and Compensation Arrangements with Nokia

At the time of this proxy statement/prospectus, it is expected that the services of each of Infinera’s directors will terminate at the Effective Time, and none of Infinera’s directors will remain or become a director or officer of Infinera, on the one hand, and Nokia or its affiliates, on the other hand.

Following the Closing Date, it is expected that Mr. Heard will continue with Nokia. As of the date hereof, Nokia and Mr. Heard have not agreed on the compensation to be paid to Mr. Heard in this role.

Except as described in this proxy statement/prospectus, as of the date of this proxy statement/prospectus, none of Infinera’s executive officers have: (1) reached an understanding on potential employment or other retention terms with the Surviving Corporation or with Nokia or Merger Sub; or (2) entered into any definitive agreements or arrangements regarding employment or other retention with the Surviving Corporation or with Nokia or Merger Sub to be effective following the consummation of the Merger.

However, prior to the Effective Time, Nokia or Merger Sub may initiate discussions regarding employment or other retention terms and may enter into definitive agreements regarding employment or retention for certain of Infinera’s employees to be effective as of or following the Effective Time.

Any Infinera executive officers or directors (if any) who become officers, directors or employees of, or who otherwise are retained to provide services, to Nokia or any of its subsidiaries (including the Surviving Corporation) may enter into such individualized compensation arrangements and may participate in cash or equity incentive or other benefit plans maintained by Nokia or any of its subsidiaries or affiliates. The Merger is not conditioned upon any executive officer or director of Infinera being retained to provide services or entering into any such agreement, arrangement or understanding, and there can be no assurance that the applicable parties will reach an agreement on any terms, or at all.

Employee Benefit Matters

The Merger Agreement provides that the Surviving Corporation will (and Nokia will cause the Surviving Corporation to) honor, in accordance with their terms (including amendment and termination provisions), all employment agreements, change in control agreements, collective bargaining agreements, obligations under the Law, and change in control or severance plans, policies and arrangements that Infinera and its subsidiaries have with their current and former officers, directors, employees and other individual service providers, except to the extent any such agreement or arrangement has been terminated or superseded by agreement of any such officer, director or employee with Nokia.

The Merger Agreement also provides that, without limiting the foregoing, for the period commencing at the Effective Time and ending on the one-year anniversary of the Effective Time, Nokia will (or will cause the Surviving Corporation or other applicable subsidiary of Nokia to) provide each continuing employee with (i) while such continuing employee remains employed by Nokia or any of its subsidiaries, base salary or base wages, target short-term cash incentive compensation opportunities and employee benefits (excluding equity compensation, retention, transaction or change in control bonuses, defined benefit pension plans or retiree health and welfare plans) that are no less favorable in the aggregate to those provided to such continuing employee under the employee plans of Infinera immediately before the Closing Date (provided that base salary or base wages shall be no less favorable than such employee’s base salary or base wages in effect as of immediately prior to the Closing Date) and (ii) severance benefits at least as favorable as such severance benefits provided under any severance agreement, plan, program, policy, or practice in effect for such continuing employee as of immediately prior to the Effective Time.

The Merger Agreement also provides that, with respect to any employee benefit plans of Nokia and its subsidiaries, including the Surviving Corporation, in which any continuing employee becomes eligible to participate on or after the Effective Time (the “New Plans”), the Surviving Corporation, Nokia and its subsidiaries shall (and Nokia shall cause the Surviving Corporation and its subsidiaries to) use commercially reasonable efforts to: (i) waive all exclusions, eligibility requirements, pre-existing condition requirements, physical examination requirements, evidence of insurability requirements, waiting periods, and actively-at-work or similar requirements, with respect to participation and coverage applicable to such employees and their eligible dependents under any New Plans, except to the extent such conditions, exclusions, requirements or waiting periods would apply under the analogous Infinera employee plan, (ii) provide each such employee and their eligible dependents with credit for any co-payments, deductibles, co-insurance, offset or other out-of-pocket amounts paid during the year in which the Closing Date occurs (and prior to the Effective Time) (to the same extent that such credit was given under the analogous Employee Plan prior to the Effective Time) in satisfying any applicable deductible, out-of-pocket or similar requirements under any New Plans, and (iii) recognize all service of such employees with Infinera and its subsidiaries for all purposes (including severance and vacation accruals) in any New Plan to the same extent that such service was taken into account under the analogous Infinera employee plan prior to the Effective Time; provided that the foregoing service recognition shall not apply (A) to the extent it would result in duplication of benefits for the same period of services, (B) for purposes of any defined benefit pension plan or benefit plan that provides retiree welfare benefits, or (C) to any benefit plan that is a frozen plan or provides grandfathered benefits.

The Merger Agreement also provides that Infinera will terminate its 401(k) plan prior to the Closing Date unless Nokia requests otherwise, and, if this termination occurs, the Surviving Corporation and its subsidiaries will (and Nokia will cause the Surviving Corporation and its subsidiaries to) designate and establish (if not already established) a tax-qualified defined contribution retirement plan with a cash or deferred arrangement under Section 401(k) of the Code that is sponsored by the Surviving Corporation or one of its subsidiaries (the “Surviving Corporation 401(k) Plan”) that will cover continuing employees as soon as practicable following the Closing Date. In connection with the termination of the Infinera 401(k) plan (if applicable), the Surviving Corporation and its subsidiaries will (and Nokia will cause the Surviving Corporation and its subsidiaries to) cause the Surviving Corporation 401(k) Plan to accept from the Infinera 401(k) plan the “direct rollover” of the account balance of each continuing employee who participated in the Infinera 401(k) plan as of the date such plan is terminated and who elects such direct rollover in accordance with the terms of the Infinera 401(k) plan and the Code.

Infinera Change of Control Agreements

Infinera has entered into a Change of Control Agreement (each, an “Infinera COC Agreement”) with each of Mr. Heard, Ms. Erba, Ms. MacPherson, Mr. Walden, and Mr. Teichmann. Each such individual will receive payments and benefits under his or her Infinera COC Agreement only if his or her employment is terminated without “cause,” or by the officer as a result of a “constructive termination” (as more fully described below), during the period beginning on the date three months prior to the first change of control to occur following the effective date of the Infinera COC Agreement and ending on the date 18 months following a change of control of Infinera. The completion of the Merger will constitute a change of control under the Infinera COC Agreements.

If the employment of any such individual who is party to an Infinera COC Agreement is terminated without cause or as a result of a constructive termination during the period beginning three months prior to, and ending eighteen months after, a change of control, then subject to such individual timely entering into and not revoking a separation agreement and release of claims, Infinera will provide such individual with the following severance benefits:

•

Vesting acceleration of 100 percent of all outstanding equity awards (with awards based on the achievement of performance criteria vesting as to 100 percent of the amount of the award assuming the performance criteria have been achieved at target levels, unless otherwise provided in the agreement relating to such performance-based award);

•	A lump sum severance payment equal to one and one-half times their annual base salary, or with respect to Mr. Heard, equal to two times his annual base salary;

•	A lump sum severance payment equal to one and one-half times their annual target incentive bonus amount, or with respect to Mr. Heard, equal to two times his annual target incentive bonus amount; and

•	Reimbursement for premiums under COBRA for a period of up to 18 months, or with respect to Mr. Heard, for a period of up to 24 months.

Each Infinera COC Agreement provides that if any payment or benefits to the applicable individual (including the payments and benefits under his or her Infinera COC Agreement) would constitute a “parachute payment” within the meaning of Section 280G of the Internal Revenue Code and therefore would be subject to an excise tax under Section 4999 of the Internal Revenue Code, then such payments and benefits will be either: (1) reduced to the largest portion of the payments and benefits that would result in no portion of the payments and benefits being subject to the excise tax; or (2) not reduced, whichever, after taking into account all applicable federal, state, and local income taxes and the excise tax, results in his or her receipt, on an after-tax basis, of the greater payments and benefits.

For purposes of the Infinera COC Agreements, “constructive termination” generally means the individual’s resignation as a result of, and within three (3) months following the expiration of any company cure period (discussed below) following the occurrence of one or more of the following: (i) a material reduction in the individual’s job, duties or responsibilities in a manner that is substantially inconsistent with the position, duties or responsibilities held by the individual immediately before such reduction; (ii) a material reduction in the individual’s base salary (i.e., by more than 5 percent of the individual’s base salary within the twelve-month period following a change of control); or (iii) a material change in the work location at which the individual is required to perform services (i.e., by more than 50 miles from the individual’s work location in effect as of the date immediately prior to the change of control). The individual will not resign as the result of a “constructive termination” without first providing written notice of the acts or omissions constituting the grounds for “constructive termination” within ninety (90) days of the initial existence of the grounds for “constructive termination” and a cure period of thirty (30) days following the date of such notice.

For purposes of the Infinera COC Agreements, “cause” generally means (i) the individual’s willful failure to substantially perform his or her duties and responsibilities to Infinera or deliberate violation of an Infinera policy; (ii) the individual’s commission of any act of fraud, embezzlement, dishonesty or any other willful misconduct that has caused or is reasonably expected to result in material injury to Infinera; (iii) unauthorized use or disclosure by the individual of any proprietary information or trade secrets of Infinera or any other party to whom the individual owes an obligation of nondisclosure as a result of his or her relationship with Infinera; or (iv) the individual’s willful breach of any of his or her obligations under any written agreement or covenant with Infinera.

Executive Severance Policy

In addition to the change of control-related payments and benefits discussed above, Infinera has adopted an executive severance policy (the “Infinera Severance Policy”) under which each of Mr. Heard, Ms. Erba, Ms. MacPherson, Mr. Walden and Mr. Teichmann is eligible to receive severance payments and benefits from Infinera if his or her employment is terminated without “cause” (as defined in the Infinera Severance Policy) in the absence of a change of control of Infinera, subject to such individual entering into and not revoking a release of claims in Infinera’s favor:

•	a lump sum severance payment equal to his or her annual base salary, or with respect to Mr. Heard, a lump sum severance payment equal to one and one-half times his annual base salary; and

•	reimbursement for premiums under COBRA for a period of 12 months, or with respect to Mr. Heard, for a period of 18 months.

If the individual has completed less than one year of employment with Infinera, then the amount of severance benefits payable to such individual under the Infinera Severance Policy (if any) will be equal to the lesser of (x) the base salary paid to such individual during his or her period of employment, or (y) the severance amount described above.

For purposes of the Infinera Severance Policy, “cause” generally means (i) the individual’s willful failure to substantially perform his or her duties and responsibilities to Infinera or deliberate violation of an Infinera policy; (ii) the individual’s commission of any act of fraud, embezzlement, dishonesty or any other willful misconduct that has caused or is reasonably expected to result in material injury to Infinera; (iii) unauthorized use or disclosure by the individuals of any proprietary information or trade secrets of Infinera or any other party to whom the individual owes an obligation of nondisclosure as a result of his or her relationship with Infinera; or (iv) the individual’s willful breach of any of his or her obligations under any written agreement or covenant with Infinera.

Quantification of Payments and Benefits to Infinera’s Executive Officers

The following information, table and the related footnotes present information about the compensation payable to Infinera’s named executive officers in connection with the Merger.

Golden Parachute Compensation

In accordance with Item 402(t) of Regulation S-K, the table below sets forth the estimated amounts of compensation and benefits that each named executive officer of Infinera could receive that are based on or otherwise relate to the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section such term is used to describe the merger-related compensation payable to Infinera’s named executive officers. The table below sets forth, for the purposes of this golden parachute disclosure, the amounts of payments and benefits (on a pre-tax basis) that each of Infinera’s named executive officers would receive, using the following assumptions:

•

the closing of the Merger occurring on June 30, 2024 (which is the assumed date solely for purposes of this section of the proxy statement/prospectus, including this golden parachute compensation disclosure);

•

each Infinera named executive officer experiencing a qualifying termination of employment that results in severance benefits becoming payable under his or her Infinera COC Agreement, and vesting acceleration with respect to certain Infinera PSU in accordance with the terms of the applicable Infinera PSU award agreements, in each case without taking into account any possible reduction that might be required to avoid the excise tax in connection with Section 280G under Section 4999 of the Code;

•	equity awards that are outstanding as of June 30, 2024, being treated as described in the Merger Agreement; and

•

a price per share of $6.162, the average closing market price of a share of Infinera Common Stock over the first 5 business days following the first public announcement of the Merger on June 27, 2024, for all shares of Infinera Common Stock covered by equity awards, other than (x) Infinera PSUs that become vested with respect to both performance-based and service-based vesting conditions in connection with the Merger, and (y) Infinera Director RSUs (such Infinera PSUs and Infinera RSUs under clauses (x) and (y), the “Cashed Out Awards”).

•	a price per share of Infinera Common Stock equal to $6.65, the per share Cash Consideration provided for under the Merger Agreement, for the Cashed Out Awards.

The amounts reported in the tables and footnotes below are estimated based on these and other assumptions that may or may not actually occur or be accurate on the date that the Merger closes, and reflect estimated values of change in control severance benefits and unvested equity incentives. Accordingly, the ultimate values to be received by an Infinera named executive officer in connection with the Merger may differ from the amounts set forth below. Infinera believes that these compensation elements are reasonable, aligned with the market standard and are part of Infinera’s executive remuneration program designed to incentivize executives to drive stockholder value creation and act in the best interest of Infinera stockholders, despite potential risk of a job loss. The dollar amounts reported in the table are estimated based on a range of assumptions, including a stock price valuation for purposes of shares and equity awards (other than Cashed Out Awards), based on the average closing market price of a share of Infinera Common Stock over the first 5 business days following the first public announcement of the Merger of $6.162 per share, and a valuation of $6.65 per share for each Cashed Out Awards, which is the same amount to be received on a per share basis by all Infinera stockholders who elect and receive Cash Consideration. To be eligible to receive the severance compensation specified in the table below, an Infinera named executive officer must experience a qualifying termination of his or her employment during the period beginning three months before the closing of the Merger through 18 months after the closing of the Merger, making these double-trigger benefits. This treatment is aligned with what Infinera believes to be the best market practice.

Infinera’s named executive officers will not receive pension, non-qualified deferred compensation or tax reimbursements in connection with the Merger. As required by applicable SEC rules, all amounts below that are determined using the per share value of Infinera Common Stock have been calculated based on the per share prices described in the paragraph above.

Golden Parachute Compensation

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)(4)
David W. Heard	3,411,000	12,028,620	85,105	15,524,725
Nancy L. Erba	1,425,000	3,315,710	36,629	4,777,340
Nicholas R. Walden(5)	1,290,000	2,116,956	9,483	3,416,439
David L. Teichmann	1,168,125	1,377,167	49,973	2,595,265

(1)

Cash. Reflects the amount of “double-trigger” cash severance payments to which the named executive officer may become entitled under his or her Infinera COC Agreement. The amount becomes payable only if the individual’s employment is terminated without “cause,” or as a result of a “constructive termination,” beginning on the date three months prior to the first change of control to occur following the effective date of the Infinera COC Agreement (which the Merger will constitute) and ending on the date 18 months following such change of control, subject to the individual timely signing and not revoking a separation agreement and release of claims. For additional information regarding the severance benefits payable under the Infinera COC Agreements, please see the section of this proxy statement/prospectus entitled “—Infinera Change of Control Agreements.”

The values in the table below and the “Cash” column of the table above represent a lump sum cash severance payment equal to the sum of (two years for Mr. Heard, and 1.5 years for each of the other named executive officers, of the sum of his or her annual base salary and annual target bonus, based on salary and target bonus in effect as of June 30, 2024, as follows:

Named Executive Officer	Base Salary Severance ($)	Bonus Severance ($)	Total ($)
David W. Heard	1,516,000	1,895,000	3,411,000
Nancy L. Erba	750,000	675,000	1,425,000
Nicholas R. Walden(a)	645,000	645,000	1,290,000
David L. Teichmann	667,500	500,625	1,168,125

(a)	Any cash severance that may be payable to Mr. Walden in Pounds Sterling (“GBP”) is reflected here after conversion to United States Dollars (“USD”) using the exchange rate of 1.286 USD to 1 GBP.

(2)

Equity. Represents the value of “double trigger” accelerated vesting of outstanding unvested Infinera RSUs and the “single trigger” and/or “double trigger” accelerated vesting of outstanding unvested Infinera PSUs (based on the assumptions described above). As described in the section of this proxy statement/prospectus entitled “—Treatment of Infinera Equity Awards,” to the extent unvested, the Infinera RSUs and the Infinera PSUs other than any Cashed Out Awards will be assumed by Nokia and converted into Nokia restricted stock unit awards. For more information regarding the Infinera named executive officers’ equity awards, please see the sections of this proxy statement/prospectus entitled “—Treatment of Infinera Equity Awards” and “—Equity Interests of Infinera’s Directors and Executive Officers.”

The values in the table below and the equity column of the table to which this footnote relates reflect the accelerated vesting terms under the Infinera COC Agreements and the individual award agreements for the Infinera PSUs:

Named Executive Officer	Value of Infinera RSUs with “double trigger vesting” ($)(a)	Value of Infinera PSUs with “single trigger” vesting ($)(b)	Value of Infinera PSUs with “double trigger” vesting ($)(c)	Total ($)
David W. Heard	4,099,431	5,048,454	2,880,735	12,028,620
Nancy L. Erba	1,272,200	1,396,500	647,010	3,315,710
Nicholas R. Walden	812,361	857,850	446,745	2,116,956
David L. Teichmann	629,042	748,125	—	1,377,167

(a)	Reflects the values of outstanding awards that were granted as Infinera RSUs that are eligible for “double trigger” vesting acceleration pursuant to the individual’s Infinera COC Agreement.
(b)

Includes the value of all Infinera PSUs (at target) granted to the Infinera named executive officer during Infinera’s fiscal years 2022 and 2023, which will accelerate vesting (that is, “single trigger” vest) at target as of immediately prior to a change of control of Infinera (which the Merger will constitute). These Infinera PSUs are eligible for “double trigger” vesting acceleration, at target, pursuant to the individual’s Infinera COC Agreement, if the individual’s employment is terminated without “cause,” or as a result of a “constructive termination,” prior to a change of control of Infinera (which the Merger will constitute) (but not earlier than the date three months prior to such change of control), subject to the individual timely signing and not revoking a separation agreement and release of claims. For more information regarding these Infinera PSUs, please see the sections of this proxy statement/prospectus entitled “—Treatment of Infinera Equity Awards—Infinera Performance Stock Units” and “—Equity Interests of Infinera’s Directors and Executive Officers.” For more information regarding the Infinera COC Agreements, please see the section of this proxy statement/prospectus entitled “—Infinera Change of Control Agreements.”

(c)

Includes the value of all Infinera PSUs (at target) granted to the Infinera named executive officer during Infinera’s fiscal year 2024. These Infinera PSUs are eligible for “double trigger” vesting acceleration pursuant to the individual’s Infinera COC Agreement with respect to all of the shares subject to the award for which performance is achieved, if his or her employment is terminated without “cause,” or as a result of a “constructive termination,” beginning on the date three months prior to a change of control of Infinera (which the Merger will constitute) and ending on the date 18 months following such change of control, subject to the individual timely signing and not revoking a separation agreement and release of claims. It is possible for these Infinera PSUs to accelerate vesting at greater than target, depending on the extent to which actual performance results in achievement of the applicable performance goals. If the awards were to achieve the maximum performance, then the value of the Infinera PSUs eligible for the “double trigger” vesting acceleration would be $5,761,470 for Mr. Heard, $1,294,020 for Ms. Erba, $893,490 for Mr. Walden, and $0 for Mr. Teichmann. For more information regarding these Infinera PSUs, please see the sections of this proxy statement/prospectus entitled “Treatment of Infinera Equity Awards—Infinera Performance Stock Units” above and “Equity Interests of Infinera’s Directors and Executive Officers” below. For more information regarding the Infinera COC Agreements, please see the section of this proxy statement/prospectus entitled “Infinera Change of Control Agreements.”

(3)

Perquisites / Benefits. Represents the cost of payment of premiums under each named executive officer’s Infinera COC Agreement for coverage under COBRA for the officer and his or her eligible dependents, if any, for up to 18 months following a qualifying termination (or up to 24 months for Mr. Heard). Accordingly, these amounts are “double trigger” payments. For more information regarding the Infinera COC Agreements, please see the section of this proxy statement/prospectus entitled “Infinera Change of Control Agreements.”

(4)

Total. Reflects the aggregate dollar value of the sum of all amounts reported in the preceding columns. If any of the amounts provided for under the Infinera COC Agreements or otherwise payable to any of the Infinera named executive officers would constitute a “parachute payment” within the meaning of Section 280G of the Code and would be subject to the related excise tax, the Infinera named executive officer would be entitled to receive either full payment of his or her benefits or such lesser amount which would result in no portion of the benefits being subject to the excise tax, whichever results in receipt of the greater amount of after-tax benefits by the Infinera named executive officer.

(5)	Any severance that may be payable to Mr. Walden in GBP is reflected here after conversion to USD using the exchange rate of 1.286 USD to 1 GBP.

Executive Officers Who Are Not Named Executive Officers

The information, table and the related footnotes in the section of this proxy statement/prospectus entitled “—Golden Parachute Compensation” include information about the compensation payable in connection with the Merger to Infinera’s executive officers who are considered “named executive officers” for purposes of SEC disclosure requirements. The following includes information about the compensation payable in connection with the Merger to Ms. MacPherson, who is a current Infinera executive officer, applying the same assumptions applied in the section of this proxy statement/prospectus entitled “—Golden Parachute Compensation.”

In connection with a qualifying termination of employment under her Infinera COC Agreement, a “double trigger” benefit, Ms. MacPherson would be eligible to receive a lump sum cash payment of $1,089,375 (consisting of $622,500 of salary severance and $466,875 of target bonus severance); reimbursement for COBRA premiums for a period of up to 18 months with an estimated present value of $36,629; full vesting acceleration of the Infinera RSU granted to her on March 10, 2024, covering 115,000 shares of Infinera Common Stock, which has an estimated dollar value of $708,630; and full vesting acceleration of the Infinera PSU granted to her on March 10, 2024, covering 115,000 shares of

Infinera Common Stock (at target, or 230,000 shares at maximum) based on actual performance achievement against the criteria for such Infinera PSU for the shortened period ending prior to closing of the Merger and which has an estimated dollar value of $708,630 assuming target performance under the award (or $1,417,260 assuming maximum performance). The foregoing amounts are estimates based on multiple assumptions that may or may not actually occur, and the actual amounts, if any, to be received by Ms. MacPherson may differ from the amounts set forth above. For more information regarding the Infinera equity awards granted to Ms. MacPherson, please see the sections of this proxy statement/prospectus entitled “—Treatment of Infinera Equity Awards” and “—Equity Interests of Infinera’s Directors and Executive Officers.” For more information regarding Ms. MacPherson’s Infinera COC Agreement, please see the section of this proxy statement/prospectus entitled “—Infinera Change of Control Agreements.”

Equity Interests of Infinera’s Directors and Executive Officers

The following table sets forth the number of shares of Infinera Common Stock, and the number of shares of Infinera Common Stock underlying Infinera equity awards, that are held by each person who has been an executive officer or director of Infinera at any time since January 1, 2023, and that were outstanding as of June 30, 2024, the date that for purposes of this section of the proxy statement/prospectus is assumed to be the closing date of the Merger. The table also sets forth the values of these shares and equity awards (other than Cashed Out Awards), determined as the applicable number of shares multiplied by the average closing market price of a share of Infinera Common Stock over the first 5 business days following the first public announcement of the Merger on June 27, 2024, or $6.162. The table sets forth the value of Cashed Out Awards based on the Cash Consideration of $6.65 per share payable with respect to those awards under the terms of the Merger Agreement.

Name	Shares of Infinera Common Stock (#)(1)	Shares of Infinera Common Stock ($)(1)	Infinera RSUs (#)(2)	Infinera RSUs ($)(2)	Infinera PSUs (#)(3)	Infinera PSUs ($)(3)	Total
Christine B. Bucklin	135,019	831,987	36,697	244,035	—	—	1,076,022
Gregory P. Dougherty	216,621	1,334,819	36,697	244,035	—	—	1,578,854
Sharon E. Holt	232,174	1,430,656	36,697	244,035	—	—	1,674,691
Roop K. Lakkaraju(4)	87,676	540,260	43,175	287,114	—	—	827,373
Paul J. Milbury	192,931	1,188,841	36,697	244,035	—	—	1,432,876
Amy H. Rice(5)	—	—	—	—	—	—	—
George A. Riedel	168,019	1,035,333	36,697	244,035	—	—	1,279,368
David F. Welch, Ph. D.(6)	409,341	2,522,359	250,000	1,540,500	—	—	4,062,859
David W. Heard(7)	1,026,317	6,324,165	665,276	4,099,431	1,226,666	8,157,329	18,580,925
Nancy L. Erba(7)	555,737	3,424,451	206,459	1,272,200	315,000	2,094,750	6,791,40
Regan MacPherson(7)	—	—	115,000	708,630	115,000	764,750	1,473,380
Nicholas R. Walden(7)	154,577	952,503	131,834	812,361	201,500	1,339,975	3,104,840
David L. Teichmann(7)	297,413	1,832,659	102,084	629,042	112,500	748,125	3,209,826

(1)

This number includes shares of Infinera Common Stock beneficially owned as of June 30, 2024, the date that for purposes of this section of the joint proxy statement/prospectus is assumed to be the closing date of the Merger (but excluding any Infinera RSUs and Infinera PSUs that are expected to vest within 60 days of June 30, 2024). For more information regarding beneficial ownership of Infinera Common Stock by each of Infinera’s current directors and named executive officers, and all current Infinera directors and executive officers as a group, please see the section of this proxy statement/prospectus entitled “—Certain Beneficial Owners of Infinera Common Stock.”

(2)

Infinera makes annual grants of Infinera RSUs to Infinera’s non-employee directors. The most recent such awards were granted on June 12, 2024, with each such award covering 36,697 shares of Infinera Common Stock. These awards are scheduled to vest as to 100 percent of the underlying shares on the earlier of (i) the date of the next annual meeting of stockholders, provided that it occurs at least 50 weeks after the prior annual stockholders meeting or (ii) the one-year anniversary of the date of grant, provided that the non-employee director remains a service provider of Infinera on the applicable vesting date. These awards vest in full upon the effective date of a change of control for Infinera, provided that the non-employee director remains a service provider of Infinera on that effective date.
(3)

The award agreement, under Infinera’s 2016 Equity Incentive Plan, for each outstanding award that was granted as Infinera PSUs to the individuals indicated in the table provides for specified treatment in the event of a change of control of Infinera (which the Merger will constitute under each such award agreement):

(a)

The Infinera PSU awards granted in Infinera’s fiscal year 2024 to each of Mr. Heard, Ms. Erba, Ms. MacPherson, and Mr. Walden covering 467,500 shares, 105,000 shares, 115,000 shares, and 72,500 shares, respectively (at target performance, or 935,000 shares, 210,000 shares, 230,000 shares, and 145,000 shares, respectively, at maximum performance) vest based on achievement of specified performance goals measured over certain performance periods beginning with Infinera’s fiscal year 2023 ending upon completion of each of Infinera’s fiscal years 2024, 2025 and 2026, and the individual’s continued service through specified dates. If a change of control occurs during a performance period, then the performance period is adjusted to end before the change of control and performance will be measured for such adjusted period. Any portion of the award for which the applicable performance goal has been achieved for such adjusted period will be scheduled to vest on March 10, 2026, subject to continued service, and any remaining portion that has not achieved the requisite performance will be forfeited immediately prior to the change of control. If a change of control occurs after a performance period, the Compensation Committee of the Infinera Board (the “Compensation Committee”) will complete the certification with respect to such completed performance period no later than immediately prior to the change of control, subject to the individual’s continued service through the date of such change of control and any unvested shares under such award for which the applicable performance goal has been achieved will vest as of immediately prior to the change of control.

(b)

The Infinera PSU awards granted in Infinera’s fiscal year 2023 to each of Mr. Heard, Ms. Erba, Mr. Walden, and Mr. Teichmann covering 412,500 shares, 117,500 shares, 65,000 shares, and 57,500 shares, respectively (at target performance, or 618,750 shares, 176,250 shares, 97,500 shares, and 86,250 shares, respectively, at maximum performance) vest based on achievement of specified performance goals measured over certain performance periods during Infinera’s fiscal year 2023 through 2025, and the individual’s continued service through specified dates. If a change of control occurs during a performance period, then 100 percent of such award will accelerate vesting as of immediately prior to such change of control, subject to the individual’s continued service through the date of such change of control. However, if a change of control occurs during Infinera’s fiscal year 2025 and Infinera has achieved maximum performance under the award for Infinera’s fiscal year 2024, then any unvested shares under such award for which the applicable performance goal has been achieved will vest as of immediately prior to the change of control, subject to the individual’s continued service through the date of such change of control. However, if a change of control occurs after a performance period, the Compensation Committee will complete the certification with respect to such completed performance period no later than immediately prior to the change of control and any unvested shares under such award for which the applicable performance goal has been achieved will vest as of immediately prior to the change of control, subject to the individual’s continued service through the date of such change of control.

(c)

The Infinera PSU awards granted in Infinera’s fiscal year 2022 to each of Mr. Heard, Ms. Erba, Mr. Walden, and Mr. Teichmann covering 346,666 shares, 92,500 shares, 64,000 shares, and 55,000 shares, respectively (at target and maximum performance) vest based on achievement of specified performance goals measured during certain performance periods that end upon completion of Infinera’s fiscal year 2024, and the individual’s continued service through specified dates. If a change of control occurs during a performance period, then 100 percent of the then unvested portion of the award will accelerate vesting, subject to continued service through the date of the change of control. In the event of a change of control that occurs after the performance period, the Compensation Committee will complete a certification no later than immediately prior to the change of control and any unvested shares under such award for which the applicable performance goal has been achieved will vest as of immediately prior to the change of control, subject to the individual’s continued service through the date of such change of control.
(4)

Mr. Lakkaraju’s outstanding Infinera RSUs consist of (i) 6,478 shares remaining to vest under an initial prorated award granted on February 16, 2022, covering a total of 19,434 shares of Infinera Common Stock upon his joining the Infinera Board, and (ii) an annual award granted on June 12, 2024, covering 36,697 shares of Infinera Common Stock.

(5)	Ms. Rice has waived any participation in the compensation benefits available to Infinera’s non-employee directors, except for customary reimbursement of expenses.
(6)

Mr. Welch’s employment with Infinera terminated on June 28, 2024. Following such termination, Mr. Welch continues to serve as a member of the Infinera Board. In connection with such termination, any Infinera PSUs Mr. Welch held were forfeited, however outstanding unvested Infinera RSUs previously granted in connection with Mr. Welch’s employment continue to vest, subject to his continued service to Infinera through the applicable vesting date(s).

(7)

The Infinera COC Agreements provide each of Mr. Heard, Ms. Erba, Ms. MacPherson, Mr. Walden and Mr. Teichmann with a right to acceleration of full acceleration of unvested and outstanding time-vesting Infinera RSUs, and of Infinera PSUs as to 100 percent of the amount of the award assuming the performance criteria have been achieved at target levels (unless otherwise provided in the agreement relating to such performance-based award), if the officer’s employment is terminated without “cause,” or by the officer as a result of a “constructive termination” (as more fully described below), beginning on the date three months prior to the first change of control of Infinera to occur following the effective date of the Infinera COC Agreement (which the Merger will constitute) and ending on the date 18 months following a change of control of Infinera, and subject to the executive officer’s timely release of Infinera. The number of shares and values shown assume the achievement or deemed achievement at the target levels for the applicable performance goal or goals. At maximum levels of achievement under the Infinera PSUs granted to such individuals in Infinera’s fiscal year 2024, the number of shares and values would be 935,000 shares and $5,761,470 for Mr. Heard, 210,000 shares and $1,294,020 for Ms. Erba, 230,000 shares and $1,417,260 for Ms. MacPherson, and 145,000 shares and $893,490 for Mr. Walden. For more information regarding awards granted as Infinera PSUs to such individuals, please see the section of this proxy statement/prospectus entitled “—Quantification of Payments and Benefits to Infinera’s Executive Officers.”

The numbers of shares presented in the table above reflect shares of Infinera Common Stock acquired by the individuals as part of their annual compensation program for services provided to Infinera and held following the vesting and settlement or exercise of the corresponding equity award, as well as any shares purchased in the open market with the individual’s own money. These numbers also reflect the unvested equity awards that are outstanding as of June 30, 2024, similarly received by the individuals as part of their annual compensation. The dollar amounts reported in the table are estimated based on a range of assumptions, including a stock price valuation for purposes of shares and equity awards (other than Cashed Out Awards), based on the average closing market price of a share of Infinera Common Stock over the first 5 business days following the first public announcement of the Merger of $6.162 per share, and a valuation of $6.65 per share for each Cashed Out Award, which is the same amount to be received on a per share basis by all Infinera stockholders who elect and receive Cash Consideration.

Indemnification and Insurance

Pursuant to the terms of the Merger Agreement, Infinera’s directors and officers will be entitled to certain ongoing indemnification and insurance coverage, including under directors’ and officers’ liability insurance policies. For more information, please see the section of this proxy statement/prospectus entitled “The Merger Agreement—Insurance and Indemnification.”

U.S. FEDERAL INCOME TAX CONSEQUENCES FOR U.S. HOLDERS OF INFINERA COMMON STOCK

The following discussion summarizes certain U.S. federal income tax consequences of the Merger and the ownership and disposition of any Nokia ADSs acquired in the Merger applicable to U.S. Holders (as defined below). This summary does not purport to be a complete analysis of all potential tax consequences of the Merger or of the ownership and disposition of any Nokia ADSs received therein. This summary is based on the Internal Revenue Code of 1986 (the “Code”), existing and proposed Treasury Regulations promulgated under the Code, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or may be subject to differing interpretations, including with retroactive effect. Any such changes could affect the accuracy of the statements and conclusions set forth in this summary. This summary does not describe any state, local or non-U.S. tax law considerations, or any aspect of U.S. federal tax law other than income taxation (e.g., estate or gift tax or the Medicare contribution tax). This summary also does not describe any U.S. federal income tax consequences of the Merger to any persons that are not U.S. Holders (as defined below).

Neither Nokia nor Infinera has sought or will seek any rulings from the IRS regarding the matters discussed below. There can be no assurance that the IRS or a court will not take a contrary position to that described in this summary regarding the tax consequences of the Merger or the ownership and disposition of any Nokia ADSs received therein.

This discussion is limited to U.S. Holders of Infinera Common Stock who exchange their Infinera Common Stock for the Merger Consideration in the Merger and who hold their Infinera Common Stock, and will hold any Nokia ADSs received in the Merger, solely as “capital assets” within the meaning of the Code (generally, property held for investment). This discussion does not address the U.S. federal income tax consequences relevant to a holder’s particular circumstances. In addition, this discussion does not address consequences relevant to U.S. Holders subject to special rules under the Code, including:

•	persons liable for the alternative minimum tax;

•	U.S. expatriates and former citizens or long-term residents of the United States;

•

persons who, prior to the Merger, hold Infinera Common Stock (or, following the Merger, hold Nokia ADSs) as part of a hedge, straddle or other risk reduction strategy, or as part of a conversion or constructive sale transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers or traders in securities;

•

persons that own (or are treated as owning indirectly or constructively) more than 10 percent of all Infinera Common Stock (by vote or value) prior to the Merger, or that will own (or be treated as owning indirectly or constructively) 10 percent or more of all Nokia stock (including stock owned directly, through ADSs, or otherwise) (by vote or value) as of or following the Effective Time;

•	pension plans;

•	cooperatives;

•	real estate investment trusts or regulated investment companies;

•	S corporations and their shareholders;

•	entities or arrangements classified as partnerships for U.S. federal income tax purposes;

•	tax-exempt organizations (including private foundations) or governmental organizations;

•	persons who hold or received Infinera Common Stock or Nokia ADSs pursuant to the exercise of any employee stock option or otherwise as compensation; and

•	persons that do not have the U.S. dollar as their functional currency.

HOLDERS OF INFINERA COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE MERGER AND THE OWNERSHIP AND DISPOSITION OF ANY NOKIA ADSs RECEIVED IN THE MERGER BASED ON THEIR PARTICULAR CIRCUMSTANCES.

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of Infinera Common Stock or, after the completion of the Merger, Nokia ADSs received in respect of that Infinera Common Stock that, for U.S. federal income tax purposes, is or is treated as:

•	a citizen or individual resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (A) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (B) has a valid election in effect to be treated as a “United States person” for U.S. federal income tax purposes.

The tax treatment of the Merger and the ownership and disposition of any Nokia ADSs received in the Merger applicable to a partner in a partnership (or owner of another entity or arrangement classified as a partnership for U.S. federal income tax purposes) will generally depend upon the status of the partner or owner and the activities of the partnership. Partnerships (or other entities or arrangements classified as a partnership for U.S. federal income tax purposes) that exchange Infinera Common Stock for the Merger Consideration in the Merger, and their partners and other owners, should consult their own tax advisers regarding the tax consequences to them of the Merger and the ownership and disposition of any Nokia ADSs received in the Merger.

Taxation of the Merger

The exchange by a U.S. Holder of Infinera Common Stock for any cash consideration and/or any share consideration (in the form of Nokia ADSs) in the Merger will generally be a taxable transaction for U.S. federal income tax purposes. In general, for U.S. federal income tax purposes, a U.S. Holder will recognize gain or loss in the Merger equal to the difference, if any, between (i) the amount realized by the U.S. Holder in the Merger and (ii) the U.S. Holder’s adjusted tax basis in the Infinera Common Stock exchanged therefor. The amount realized by a U.S. Holder in the Merger is generally the sum of the cash and the fair market value of any Nokia ADSs received by such U.S. Holder in the Merger.

If a U.S. Holder acquired Infinera Common Stock by purchasing such stock, the U.S. Holder’s adjusted tax basis in its shares will generally equal the amount the U.S. Holder paid for the relevant shares, subject to certain adjustments. Gain or loss recognized by a U.S. Holder in the Merger will generally be capital gain or loss. If a U.S. Holder’s holding period in the Infinera Common Stock exchanged in the Merger is greater than one year as of the date of the Merger, the gain or loss will be long-term capital gain or loss. Long-term capital gains of certain non-corporate U.S. Holders, including individuals, are generally subject to U.S. federal income tax at preferential rates. The deductibility of a capital loss is subject to limitations. If a U.S. Holder acquired different blocks of Infinera Common Stock at different times or different prices, such U.S. Holder must determine its adjusted tax basis and holding period separately with respect to each block of Infinera Common Stock.

Taxation of the Ownership and Disposition of Nokia ADSs

Characterization of the Nokia ADSs

For United States Federal income tax purposes, holders of Nokia ADSs will generally be treated as owners of the Nokia ordinary shares underlying such ADSs.

Distributions

Subject to the PFIC rules discussed below, the gross amount of any distribution made to a U.S. Holder with respect to the Nokia ADSs (including amounts withheld to pay Finnish withholding taxes) will generally constitute a dividend for U.S. federal income tax purposes to the extent paid out of Nokia’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Nokia does not expect to maintain calculations of its earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect to treat and report the full amount of a distribution with respect to its Nokia ADSs as a dividend for U.S. federal income tax purposes.

The amount of any distribution paid to a U.S. Holder in a foreign currency other than the U.S. dollar (including amounts withheld to pay Finnish withholding taxes) will be includible in income in a U.S. dollar value amount determined by reference to the exchange rate between the U.S. dollar and such other foreign currency in effect on the date of receipt of such distribution, regardless of whether the distribution is in fact converted into U.S. dollars at that time. If a distribution in a foreign currency is converted into U.S. dollars on the day it is received, the U.S. Holder will not be required to recognize foreign currency gain or loss with respect to such distribution. If, however, a distribution in a foreign currency is not converted into U.S. dollars on the day it is received, a U.S. Holder may recognize foreign currency gain or loss on a subsequent conversion or other disposition of such foreign currency. Such gain or loss generally will be treated as U.S. source ordinary income or loss. Special rules govern and specific elections are available to accrual method taxpayers to determine the U.S. dollar amount includible in income in the case of a distribution in foreign currency. Accrual basis taxpayers are urged to consult their own tax advisers regarding the requirements and elections applicable in this regard.

Provided that Nokia is not treated as a PFIC in the current or prior taxable year, and is not treated as a PFIC in future taxable years, Nokia may be treated as a “qualified foreign corporation,” and therefore, distributions treated as dividends and received by certain non-corporate U.S. Holders may generally be taxed at preferential rates provided applicable holding period requirements are satisfied. Dividends, however, will not be eligible for the “dividends received” deduction ordinarily allowed to corporate shareholders with respect to dividends received from U.S. corporations.

Distributions with respect to the Nokia ADSs that are treated as dividends for U.S. federal income tax purposes generally will constitute income from sources outside the United States and generally will be categorized for U.S. foreign tax credit purposes as “passive category income.” Subject to certain conditions and limitations, and depending on the individual facts and circumstances, a U.S. Holder may be entitled to claim foreign tax credits against its U.S. federal income tax liability in respect of any Finnish withholding taxes paid or withheld with respect to distributions received in respect of its Nokia ADSs. Alternatively, a U.S. Holder that does not elect to claim a U.S. foreign tax credit may instead claim a deduction for Finnish tax withheld, but only for a taxable year in which the U.S. Holder elects to do so with respect to all non-U.S. income taxes paid or accrued in such taxable year. The rules relating to U.S. foreign tax credits are complex, and each U.S. Holder should consult his, her or its own tax adviser regarding the application of such rules.

Sale, Exchange or Other Taxable Disposition of the Nokia ADSs

A U.S. Holder generally will recognize gain or loss on the sale, exchange or other taxable disposition of its Nokia ADSs in an amount equal to the difference, if any, between the amount realized on the sale, exchange or other taxable disposition and the U.S. Holder’s adjusted tax basis in any Nokia ADSs exchanged therefor. A U.S. Holder’s initial tax basis in any Nokia ADSs acquired in the Merger will equal the fair market value of such Nokia ADSs at the time of closing.

Subject to the PFIC rules discussed below, such gain or loss will be capital gain or loss, and will be long-term capital gain (currently taxable at a reduced rate for non-corporate U.S. Holders) or loss if, on the date of the sale, exchange or other taxable disposition, any Nokia ADSs have been held by such U.S. Holder for more than one year. A U.S. Holder’s holding period in the Nokia ADSs acquired in the Merger will begin on the day following the closing. The deductibility of capital losses is subject to limitations. Such gain or loss generally will be sourced within the United States for U.S. foreign tax credit purposes.

Passive Foreign Investment Company Rules

A non-U.S. corporation will be considered a PFIC for any taxable year in which (A) 75 percent or more of its gross income is “passive income” or (B) 50 percent or more of the average quarterly value of its assets produce (or are held for the production of) “passive income.” For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). For purposes of these rules, a non-U.S. corporation is generally treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25 percent (by value) of the stock. Based on the current and anticipated composition of the income, assets and operations of Nokia and its subsidiaries, Nokia does not believe that it will be a PFIC for U.S. federal income tax purposes for the current taxable year or for future taxable years. However, the application of the PFIC rules is subject to uncertainty in several respects, and a separate determination must be made after the close of each taxable year as to whether Nokia is a PFIC for that year. Changes in the composition of Nokia’s income or assets may cause Nokia to become a PFIC. Accordingly, there can be no assurance that Nokia will not be a PFIC for any taxable year.

If Nokia is classified as a PFIC in any year a U.S. Holder owns Nokia ADSs, certain materially adverse tax consequences could apply to such U.S. Holder. Certain elections may be available (including a mark-to-market election) to U.S. Holders that may mitigate some of the adverse consequences that would result if Nokia were treated as a PFIC.

U.S. Holders are urged to consult their own tax advisers regarding the application of the PFIC rules to the acquisition, ownership and disposition of any Nokia ADSs and the availability of, and advisability of making any election or protective election under the Code with respect to their investment Nokia.

Information Reporting and Backup Withholding

Payments of the Merger Consideration, dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

Foreign Financial Asset Reporting

Individual U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 on the last day of the taxable year or U.S.$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. Holders who fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. U.S. Holders are encouraged to consult with their tax advisers regarding the possible application of these rules, including the application of the rules to their particular circumstances.

THE DISCUSSION SET FORTH ABOVE IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO THE MERGER AND THE OWNERSHIP AND DISPOSITION OF ANY NOKIA ADSs RECEIVED IN THE MERGER. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE MERGER AND THE OWNERSHIP AND DISPOSITION OF ANY NOKIA ADSs RECEIVED IN THE MERGER BASED ON THEIR PARTICULAR CIRCUMSTANCES.

FINNISH TAX CONSIDERATIONS

Finnish Income Tax Consequences of Ownership and Disposal of Nokia Securities

Taxation of Dividends and Other Distributions on Nokia Securities

Under the Finnish Income Tax Act and the Finnish Act on Taxation of Non-residents’ Income, dividends paid by a Finnish Listed Company to non-resident shareholders are subject to Finnish withholding tax. The withholding tax as a final tax at source is withheld by the company distributing the dividend at the time of the dividend payment. Distributions of funds from reserves for invested unrestricted equity by a publicly listed company, such as Nokia, are under the Finnish Income Tax Act taxed as distributions of dividends.

Unless otherwise set forth in an applicable tax treaty, for other than nominee registered shares, the withholding tax rate for a dividend received by a non-resident individual shareholder is 30 percent, and the withholding tax rate for a dividend received by a non-resident company is 20 percent. Further, under the Finnish Prepayment Act, a preliminary tax of 50 percent must be withheld on dividends paid in certain situations.

Under the U.S.-Finland Treaty the withholding tax rate on dividends is reduced, when paid to beneficial owners of the dividend that also are persons entitled to the benefits under the treaty. In general, the Finnish withholding tax rate on dividend distributions regarding portfolio shares is reduced to 15 percent, and a further reduction to 5 percent is available to corporate shareholders for dividend distributions on qualifying holdings (direct ownership of at least 10% of the voting rights of the distributing company). The reduced withholding tax rate will be available if the recipient of the dividend demonstrates its country of residence and the applicability of the tax treaty to the dividend payer. To do so the recipient of the dividend may provide the dividend payer with a withholding tax card or with the recipient’s name, date of birth, other official identification number as applicable, and address in the country of residence.

Further, as of January 1, 2021, a withholding tax of 35 percent will generally be applied on dividend distributions on nominee registered shares by listed companies such as Nokia, unless custodians fulfil certain strict requirements and are willing to take over certain responsibilities (e.g. registration with the Finnish Tax Administration (so-called authorized intermediary), identification of the beneficial owner of the dividend and collecting and submitting detailed recipient information to the Finnish Tax Administration using specific filing procedures). Furthermore, application of reduced withholding tax rates at source under a tax treaty require that the custodian and dividend distributor are willing to assume liability of incorrectly applied withholding tax. If the custodian only registers with the Finnish Tax Administration and submits (or undertakes to submit) the detailed recipient details to the Finnish Tax Administration, the withholding tax rate of 30 % can be applied instead of a rate of 35 percent.

Any tax withheld in excess can be reclaimed after the calendar year of the dividend payment by submitting a refund application to the Finnish Tax Administration no later than by the end of the third calendar year following the dividend payment year. Alternatively, the payer of the dividend may reclaim the excess tax withheld during the year of dividend payment through a so-called quick refund process, provided that the custodians and dividend distributor fulfil the above-described requirements.

It is exceptionally also possible that any tax not withheld at source is later assessed directly to the shareholder by the Finnish Tax Administration, in case the failure to withhold tax at source is not due to negligence of the custodian or the dividend distributor.

Holders of Nokia Shares or ADSs are urged to consult their own custodian and tax advisers regarding the availability of reduced withholding tax rates in light of their own particular situation and approach their custodian in terms of their responsibilities.

Sale or Other Disposition of Nokia Shares

Under the Finnish Income Tax Act and the Finnish Act on Taxation of Non-residents’ Income, non-residents who are not subject to unlimited tax liability in Finland are not subject to Finnish tax on capital gains realized on the sale or other disposition of the Nokia Securities, unless the non-resident tax payer is deemed to have a permanent establishment for income tax purposes in Finland and the Nokia Shares and Nokia ADSs are considered assets of such permanent establishment.

Finnish Transfer Tax

The transfer of the Nokia Shares and Nokia ADSs for cash through a broker or other appropriate intermediary is generally not subject to Finnish transfer tax. Non-brokered transfers will generally be exempted from the transfer tax if the transferee has been approved as a trading party in the market where the transfer is executed, or other conditions are met. Transfers of Nokia ADSs on the New York Stock Exchange are exempt. Where the transfer does not fulfill the above requirements, and either the buyer or the seller is a Finnish resident or a Finnish branch office of a specified foreign financial service provider, the buyer is liable to pay transfer tax calculated on the transaction price where the resulting tax is at least EUR 10. As of January 1, 2024, the applicable transfer tax rate is 1.5 percent. Selling stockholders should consult their tax advisers regarding the specific tax considerations of a sale of Nokia Shares or Nokia ADSs.

Finnish Inheritance and Gift Taxes

A transfer of an underlying share by gift or by reason of the death of a U.S. Holder and the transfer of an ADS are not subject to Finnish gift or inheritance tax provided that none of the deceased person, the donor, the beneficiary of the deceased person or the recipient of the gift is resident in Finland.

BUSINESS OF INFINERA CORPORATION

Overview

Infinera is a semiconductor manufacturer and global supplier of networking solutions comprised of networking equipment, optical semiconductors, software and services. Its portfolio of solutions includes optical transport platforms, converged packet-optical transport platforms, compact modular platforms, optical line systems, coherent optical engines and subsystems, a suite of automation software offerings, and support and professional services. Leveraging Infinera’s U.S.-based compound semiconductor fabrication plant (“fab”) and in-house test and packaging capabilities, Infinera designs, develops and manufactures industry-leading indium phosphide-based PICs for use in Infinera’s vertically integrated, high-capacity optical communications products.

Infinera’s customers include operators of fixed line and mobile networks, including telecommunications service providers, internet content providers (“ICPs”), cable providers, wholesale carriers, research and education institutions, large enterprises, utilities and government entities. Infinera’s networking solutions enable its customers to build infrastructure networks that support and deliver high-bandwidth business and consumer communications services. Infinera’s edge-to-core portfolio of networking solutions also enables its customers to scale their transport networks as consumer and business services and applications continue to drive growth in demand for network bandwidth. These consumer and business services and applications include, but are not limited to, high-speed internet access, 4G/5G mobile broadband, cloud-based services, high-definition video streaming services, virtual and augmented reality, the Internet of Things (“IoT”), AI, ML, business Ethernet services and data center interconnect (“DCI”).

As an optical semiconductor manufacturer, Infinera specializes in the manufacturing of optical compound semiconductors using indium phosphide (“InP”). This technology is used in infrastructure networks to transmit massive amounts of data and support delivery of consumer and business communications services. Infinera has made significant investments in its unique research, development, fabrication and packaging facilities, including its optical compound semiconductor fab in Silicon Valley and advanced test and packaging center in Allentown, Pennsylvania. Infinera optimizes the manufacturing process by using InP to build its PICs, which enables the integration of hundreds of optical functions onto a single, monolithic optical semiconductor chip. The unique capabilities of Infinera’s optical semiconductor fab, which has provided its customers with a critical and secure source of U.S.-produced optical semiconductors and strengthened its supply chain, have enabled Infinera to consistently pioneer critical technology advancements. For example, Infinera’s latest generation of technology has made it possible to transmit information at a rate of 800 gigabits per second (“Gb/s”) using a single laser. Infinera’s ongoing research and development initiatives continue to create a path to higher speed transmission and lower cost per bit performance for its customers.

Infinera supports U.S. government efforts to advance and increase the domestic manufacturing base for semiconductors as a matter of economic and national security. Compound semiconductors— including those based in InP—are an important part of the domestic semiconductor industry and will enable the next-generation of leading-edge technologies. Domestic manufacturing is critical in order to reduce Infinera’s reliance on foreign sources of compound semiconductor materials and components, which is essential to economic growth and to the security of Infinera’s domestic communications infrastructure.

The large-scale integration of Infinera’s PICs and advanced DSPs enables Infinera to develop and manufacture high-performance optical engines that are used in its coherent optical networking system and subsystem solutions. These optical engine solutions, branded as Infinite Capacity Engine (“ICE”), include features that customers care about, including lowest cost per bit, lowest power per bit, reduced footprint and increased flexibility, reliability and security. Coherent optical solutions are becoming increasingly important across the network as Infinera’s customers transition to 800 Gb/s per wavelength transmission speeds and beyond in the network core, 400 Gb/s in metro networks and 100 Gb/s in the access market segment. Infinera believes its vertical integration strategy provides a competitive advantage by enabling leading optical performance at higher optical speeds with increased spectral efficiency, greater control over its supply chain and an overall lower cost structure.

Infinera has grown its solutions portfolio through internal development as well as acquisitions, including the acquisition of Telecom Holding Parent LLC, a privately held global supplier of open network solutions for the largest global network operators. These developments positioned Infinera to be one of the leading providers of vertically integrated optical networking solutions in the world with the ability to serve a broader global customer base with accelerated delivery of the innovative solutions Infinera’s customers demand. In 2021, Infinera announced an expansion of its portfolio with the introduction of a suite of coherent optical pluggables. Pluggable optics are optical transmission solutions packaged in smaller and more versatile form factors. They are designed to seamlessly address the rapidly growing market for point-to-point optical transport solutions as well as create a new category of point-to-multipoint solutions that can enable a dramatically more cost-efficient network architecture. Based on Infinera’s vertically integrated optical semiconductor technology and supporting a range of high-speed transport rates that include 800 Gb/s, 400 Gb/s and 100 Gb/s, this suite of coherent optical pluggables builds on Infinera’s history of delivering innovative, vertically integrated optical engine technology that powers its differentiated optical networking solutions.

Infinera’s products are designed to be managed by a suite of software solutions that enable simplified network management, increased service agility and automated operations. Infinera also provides software-enabled programmability that offers differentiated capabilities such as Instant Bandwidth. Combined with Infinera’s differentiated hardware solutions, Instant Bandwidth enables its customers to purchase and activate bandwidth as needed through Infinera’s unique software licensing feature set. This, in turn, allows Infinera’s customers to accomplish two key objectives: (1) limit their initial network startup costs and investments; and (2) instantly activate new bandwidth as their customers’ and their own network capacity needs evolve.

Infinera believes its systems and subsystems solutions benefit its customers by providing a unique combination of highly scalable capacity and advanced networking features that address edge-to-core transport network applications and ultimately simplify and automate network operations. Infinera’s high-performance optical transport solutions leverage the industry shift to open optical network architectures and enable its customers to efficiently and cost-effectively keep pace with bandwidth demands, which continue to grow 30 percent or more year-over-year.

Corporate Information

Infinera was incorporated in December 2000 and originally operated under the name “Zepton Networks.” Infinera is incorporated in the State of Delaware. Its principal executive offices are located at 6373 San Ignacio Avenue, San Jose, CA 95119. Infinera’s telephone number is +1 (669) 295-1489. “Infinera,” “FlexCoherent,” and the Infinera logo, are trademarks or service marks of Infinera Corporation in the United States, certain other countries and/or the European Union.

Strategy

Infinera’s goal is to be the preeminent provider of high-performance optical transport technologies and solutions that enable its customers to cost-efficiently scale network capacity and simplify network operations in response to increasing bandwidth demand. Key aspects of its strategy include:

•	Leveraging its U.S.-based optical semiconductor fab and packaging capabilities and vertically integrated solutions to deliver lowest total cost network solutions. Infinera will continue to provide its customers with differentiated value by leveraging its vertically integrated capabilities. Infinera’s strategy is to continue to evolve unique optical technology with higher speed and lower cost and power per bit efficiencies, integrating Infinera’s vertically integrated optical engines across a broad range of its open optical networking systems and expanding its addressable market with a suite of with vertically integrated subsystem and coherent optical pluggable products.

•

Driving cost structure optimization and achieving cost advantages of scale. Leveraging scale as part of Infinera’s vertical integration strategy, which includes integration of its optical engine across its broad portfolio of systems and subsystems, enables Infinera to achieve cost advantages and cost structure efficiencies that enhance Infinera’s ability to continue to invest in research and development in its optical engine and edge-to-core portfolio, as well as drive profitability. In particular, Infinera believes its vertically integrated, in-house optical semiconductor manufacturing capabilities serve as a competitive advantage from a technology and supply chain perspective and enable a lower cost structure and higher profitability.

•

Building open optical networking solutions. Infinera’s strategy is focused on leveraging open optical networking principles, including disaggregated networking solutions and industry-leading optical technology with open application programming interfaces (“APIs”) and standardized data models to offer Infinera’s customers best-in-class solutions and create insertion opportunities to gain market share. Open optical networking provides benefits for both network operators and innovative solution providers. These benefits include accelerating innovation cycles, enabling optimized and differentiated networking solutions, and the ability to transform network economics.

•

Delivering a superior customer experience. Infinera’s success will continue to be driven by its commitment to providing a superior experience to all customers. In addition to product delivery capability that efficiently and predictably delivers innovative technology and high-quality products to market, Infinera brings value to its customers by providing differentiated capabilities that include usage-based bandwidth provisioning, service agility and ease-of-use that accelerates time-to-revenue. Additionally, Infinera’s global customer services team is committed to making its customers successful by providing the highest quality support services that help Infinera’s customers deploy, operate and maintain their networks. Infinera believes its technology leadership combined with its ability to provide the most reliable products and a differentiated customer experience contribute to customer success and represent major differentiators.

•

Utilizing software-driven automation to deliver differentiated solutions. Infinera believes it leads the industry in ease-of-use and automation, both integrated into its system and subsystem product designs and facilitated by its software capabilities. Infinera continues to invest in its differentiated technologies, including enhancing capabilities of Instant Bandwidth offerings and introducing advanced automation and programmability capabilities. Additionally, based on Infinera’s customers’ desire for open networking solutions, Infinera has introduced new cloud-based software capabilities designed to streamline and simplify operations of multi-vendor optical networks. This includes the addition of open APIs in Infinera’s networking platforms and intelligent coherent optical pluggable management capabilities, as well as the use of AI to enhance its customer support offerings.

Customers, Products and Services

The customer verticals Infinera serves include:

•	Tier 1 carriers with domestic and international infrastructure networks;

•	Tier 2 and Tier 3 communications service providers;

•	ICPs, web-scale providers (also referred to as hyper-scalers) and cloud providers;

•	cable providers and Multiple System Operators (“MSOs”);

•	wholesale carriers;

•	submarine network operators;

•	utilities;

•	large enterprise customers spanning diverse vertical industries;

•	research and education institutions;

•	government and public sector entities; and

•	third-party network equipment manufacturers.

In the markets Infinera serves, Infinera believes its customers seek the following solutions to meet growing bandwidth needs, increase their revenue, expand their service offerings and lower the total cost of their network operations:

•	high-bandwidth solutions that scale optical transmission capacity to meet increasing bandwidth demand while providing efficiency through service granularity;

•

flexible, efficient and easy to deploy core-to-edge coherent optical solutions that optimize performance and increase reliability while reducing physical space and power consumption, leading to lower operational and capital expenses;

•	easy-to-use solutions that are highly programmable, open and automated, which help reduce the time and complexity of deploying and managing transmission bandwidth;

•	sustainable products and solutions that deliver meaningful reduction in power and associated emissions; and

•	strong encryption at the transport layer to ensure maximum security for data transport.

Infinera sells its products via a direct sales force and through indirect channel partners. One end-customer accounted for 10 percent of Infinera’s revenue in fiscal year 2023. One end-customer accounted for 11 percent of Infinera’s revenue in fiscal year 2022 and no end-customer accounted for 10 percent or more of Infinera’s revenue in fiscal year 2021. For the years ended December 30, 2023, December 31, 2022 and December 25, 2021, Infinera’s top ten end-customers accounted for approximately 52 percent, 48 percent and 42 percent of Infinera’s total revenue, respectively.

Infinera has focused its efforts and capital investments on developing high-performance, vertically integrated transport technologies and solutions that enable customers to cost-efficiently scale network capacity, reduce cost and power per bit, increase flexibility and launch new services in response to increasing bandwidth demand. Infinera’s products feature industry-leading optical performance for capacity and reach, high service port density, a low power profile and open automation software that allows fast and simple provisioning of network services.

Infinera believes one of its key differentiating capabilities is its deep vertical integration of high-end optical technology, including optical semiconductors. Infinera has a world-class team of scientists and engineers that is responsible for driving the opto-electronic innovations that are integrated into its coherent systems and subsystems solutions. Core engineering disciplines include coherent application-specific integrated circuit (“ASIC”)/DSP design, PIC design and manufacture, analog ASIC design, advanced packaging design and manufacture, and holistic co-design, including the RF interconnect. Infinera’s experts have achieved many industry firsts, including the first large-scale PIC, the first coherent PIC, the first commercial super-channels, the first digital subcarriers, and the first point-to-multipoint coherent technology. Additional innovation highlights include soft-decision forward error correction gain sharing techniques and long-codeword probabilistic constellation shaping. These innovations are the foundation for the superior reach performance of Infinera’s 1.6 Terabit per second (“Tb/s”)-capable ICE6 optical engine and its industry-first point-to-multipoint technology. They have resulted in Infinera setting numerous industry records for optical transmission.

Financially, Infinera believes its in-house developed technology approach coupled with its unique monolithic InP semiconductor technology enables improved manufacturing economics for optical networking, allowing future optical transport cost and power per bit reductions to be viably sustained on a cost curve defined by volume manufacturing efficiencies and greater functional integration. These advantages also allow Infinera to develop new technologies and solutions that offer its customers innovative ways to solve their business needs.

Product Portfolio

Infinera’s hardware product portfolio consists of compact modular platforms, packet-optical platforms, optical line systems, and optical subsystems. Software products include the Infinera Transcend Software Suite, which includes automation and network management software. These products address multiple market segments in the end-to-end transport infrastructure, including metro, long-haul and subsea. DCI is a subset of these markets. Infinera also provides customer support services, including professional service offerings designed to help customers optimize their network assets and migrate legacy services.

Compact Modular Platforms

Infinera GX Series Compact Modular Platform

The Infinera GX Series of highly compact, modular and sled-based platforms includes integrated muxponder and optical line system capabilities optimized to support a variety of transport network applications. With a compact and flexible architectural design, the GX Series supports up to 800 Gb/s per wavelength (via Infinera’s embedded ICE6 optical engine) and provides an evolution path to 1.2 Tb/s transmission with its next-generation optical engine, providing customers with a seamless path to future growth and cost-optimized reach in metro and long-haul applications. The GX muxponder solution supports deployment over virtually any optical line system, enabling network operators to easily introduce Infinera’s best-of-breed, high-performance transmission capabilities over existing network infrastructure.

Infinera Cloud Xpress Family

The Infinera Cloud Xpress Family is designed to meet the varying needs of ICPs, communication service providers, internet exchange service providers, enterprises and other large-scale data center operators. The first generation of the Cloud Xpress has a 500 Gb/s DWDM super-channel output in 2 rack unit (“RU”) form factor. Infinera’s second generation, the Cloud Xpress 2, released in June 2017, leverages the ICE4 optical engine, and has a 1.2 Tb/s super-channel output in 1RU. These platforms are designed with a rack-and-stack form factor and utilize a software approach that enables them to easily plug into existing cloud provisioning systems using open software defined networking (“SDN”) APIs, an approach similar to the server and storage infrastructure deployed in the cloud.

Infinera XT Series

The Infinera XT Series of compact, open and disaggregated platforms, powered by Infinera’s ICE4 optical engine, delivers up to 2.4 Tb/s of line-side capacity for metro, DCI, regional and long-haul networks in compact 1RU and 4RU form factors, with ultra-long-haul and submarine reach. These platforms are designed to power cloud scale network services over metro, DCI, long-haul and subsea networks.

Optical Line Systems

Infinera GX Series Optical Line System

In addition to muxponder functionality, the Infinera GX Series Compact Modular Platform also supports a variety of multi-haul optical line system capabilities. From compact plug-and-play optical function to comprehensive multi-degree reconfigurable optical add-drop multiplexer (“ROADM”) capabilities, the GX Series provides a single configurable system to address virtually any optical networking application. With natively open interfaces, the GX Series supports seamless integration into a variety of networks and open optical applications.

Infinera 7300 Series

The Infinera 7300 Series is an SDN-ready coherent optical transport system. Supporting the latest optical technology, the 7300 Series addresses the needs of regional, long-haul, and ultra-long-haul optical networking, including long, unrepeatered single-span and festoon subsea networks. The 7300 enables network operators to achieve the highest network resiliency with fast optical protection switching and the use of autonomous and SDN-controlled restoration capabilities.

Infinera FlexILS Open Optical Line System

The Infinera FlexILS open optical line system connects various Infinera and third-party terminal equipment platforms over long-distance fiber optic cable while providing switching, multiplexing, amplification and management channels. The FlexILS solution is designed to support over 50 Tb/s of fiber capacity when used with the Infinera platforms over extended C-band and L-band. The FlexILS supports ROADM functionality with a flexible grid architecture and provides unconstrained optical switching by eliminating the restrictions of fixed wavelengths by port or direction. This platform is designed to provide open APIs interfacing with SDN control for multi-layer switching when combined with other platforms featuring DWDM, optical transport network (“OTN”) and packet switching.

Packet-Optical Platforms

Infinera XTM Series

The Infinera XTM Series packet-optical transport platform enables high-performance metro connectivity solutions with service-aware capabilities optimized for 5G, Fiber Deep, business services and other metro transport applications. The XTM Series offers superior density, lower power consumption and higher scalability for multi-service metro access and aggregation networks, including integrated Layer 1 and Layer 2 support and Time Sensitive Networking features required for 5G mobile x-haul applications. The platform is designed for application-rich packet- optical metro networks providing cable, mobile, broadband and business services that require 10 Gb/s, 100 Gb/s or 200 Gb/s wavelengths with differentiated performance. This offering includes Auto-Lambda, a feature that provides a unique solution for deploying access and aggregation networks. Auto-Lambda enables network operators to simply plug DWDM optics into aggregation and access nodes, which allows the packet-optical network element to automatically tune each of the optical signals to the appropriate wavelength.

Infinera 7100 Series

Infinera 7100 Series of packet-optical transport platforms are right-sized and support a flexible mix of transponders, muxponders, packet switching, OTN switching, SONET/SDH switching, and ROADM-

based optical line systems, providing compact and flexible transport for metro networks. The 7100 Series includes the 7100 Nano, a 5RU platform optimized for metro transport and the 7100 Pico, a 2RU platform that extends services to the metro edge and enables metro access applications. The 7100 Series also includes the PSX-3S, a 1RU 376 Gb/s packet switch optimized for aggregation and access applications.

Infinera mTera Series

The Infinera mTera Universal Transport Platform is a flexible and efficient network transport solution supporting scalable grooming and an innovative protocol-agnostic switch fabric in which each and every port on virtually every card can be software-configured between OTN and Ethernet. The mTera Series includes a compact 8-slot, 4 Tb/s shelf and a higher capacity 14-slot, 7 Tb/s shelf, with paired 14-slot shelves able to deliver 12 Tb/s of electrical switching. The mTera Series combines SDN-ready, advanced ROADM capabilities and support for the universal switching of OTN, packet and SONET/SDH traffic at the electrical layer.

Infinera XTC Series

The Infinera XTC Series includes multi-terabit packet optical transport platforms that integrate digital OTN switching and optical DWDM transmission. The XTC Series delivers converged packet, OTN, and DWDM for metro core, regional, long-haul, and subsea applications. The XTC Series features ICE4, Instant Bandwidth, and massively simple operations to drive cost reduction and speed time to revenue. These platforms also support a broad range of Ethernet and OTN client interfaces for flexibility and are designed for metro, long-haul and subsea networks.

Infinera 7090 Series

The Infinera 7090 Packet Transport Platforms provide both Multiprotocol Label Switching Transport Profile (“MPLS-TP”) and Carrier Ethernet-based options, addressing applications including business Ethernet services, migration from TDM to packet, and residential and mobile backhaul. The 7090 Series includes MPLS-TP platforms with capacities ranging from 5 Gb/s to 960 Gb/s and Carrier Ethernet-based platforms that provide a range of compact gigabit Ethernet (“GbE”) and 10 GbE access devices.

Coherent Optical Subsystems

ICE-X Coherent Pluggable Optics

ICE-X is a suite of coherent pluggable optics designed to seamlessly address point-to-point (including ZR+) and point-to-multipoint transport applications from the network edge to the core. The suite of vertically integrated ICE-X coherent optical pluggables will offer network operators the performance, scale, efficiency, and manageability critical to infrastructure support for the delivery of differentiated 5G, enhanced broadband, and next-generation cloud and business services. ICE-X coherent optical pluggables support a range of transport rates, including 800 Gb/s, 400 Gb/s and 100 Gb/s, and utilize industry-standard form factors to enable ease of deployment in a wide variety of networking elements. These networking elements include optical transport platforms, compact modular platforms, routers, switches, servers and mobile radio units. Customers for Infinera’s suite of ICE-X coherent optical pluggables include communications service providers, ICPs, enterprises and third-party network equipment manufacturers.

Infinera’s subsystems solutions include a line of high-performance transmit-receive optical sub-assemblies, innovative programmable DSPs and a line of high-performance, intelligent pluggable optical transceivers. These solutions leverage an innovative building block approach whereby subsystems can be mixed and matched flexibly, maximizing the value of each element, providing more solution options for customers, and simplifying integration into in-house and third-party optical engines.

Software

Transcend Software Suite

Leveraging cloud-native technologies and SDN principles, the Infinera Transcend Software Suite is a comprehensive software platform that provides automation capabilities designed to help network operators reduce operational costs, optimize network assets, speed time to revenue, and maximize network and service availability. Infinera’s programmable Transcend Network Management System (“NMS”) provides full end-to-end network and service management across multiple technologies and equipment vendors, while the Transcend Controller enables new, efficient, and innovative applications for network control and automation, extracting the most value out edge-to-core transmission networks and open optical architectures.

Open Optical Networking Software

The Transcend Software Suite also includes software tools and applications that enable network operators to simplify the management of multi-vendor optical networks and leverage best-in-class technology from any number of suppliers in an open network environment. As part of this toolkit, Transcend Open Wave Manager makes it operationally simple to deploy, operate, and troubleshoot open wavelengths and Infinera’s Intelligent Pluggables Manager brings the holistic, edge-to-core optical networking operational capabilities of DWDM transponders to intelligent pluggable optics in any network platform.

System Software

Infinera’s networking platforms and ICE-X coherent optical pluggable solutions include system software designed to maximize reliability and streamline automation. This software controls all aspects of system operations, including command processing, system security, policy management, fault monitoring, and alarm reporting. Infinera’s system software is designed to be field upgradable, with minimal impact on customer traffic.

Services

In connection with Infinera’s product offerings, Infinera provides a comprehensive range of professional, support and training services for all Infinera hardware and software products. These services cover all phases of network ownership, from the initial installation through ongoing operations and maintenance activities. Professional services extend to network optimization, expansion and modernization including migration of legacy transport services. Infinera’s global services organization is experienced and prepared to efficiently manage complex projects and assist with customer network operations in the face of today’s ever-increasing demands for lower operational costs and minimized downtime.

Infinera continues to expand and enhance its services portfolio, organization and capabilities to meet the evolving needs of its customers.

Competition

Infinera’s current technologies and solutions support the access, aggregation, metro, DCI, long-haul and subsea markets. The optical networking equipment market is highly competitive and competition in the markets Infinera serves is based on any one or a combination of the following factors:

•	the ability of products and services to meet customers’ immediate and future network requirements;

•	price and other commercial terms;

•	optical reach and capacity performance;

•	features and functionality;

•	the availability of components required to manufacture key products;

•	existing business and customer relationships;

•	power consumption, heat dissipation, form factor and density;

•	installation and operational simplicity;

•	network and service manageability;

•	quality and reliability;

•	service and support;

•	security and encryption requirements;

•	scalability and investment protection; and

•	product availability and lead times.

Competition in the optical transport systems market is intense, with consolidation and geopolitical market shifts creating new competitive dynamics. In the long-haul market, Infinera’s main competitors include DWDM systems suppliers such as Ciena and Nokia, as well as China-based suppliers Huawei and ZTE. In the metro market, Infinera faces the same competitors as in long-haul, in addition to Cisco, ADTRAN, Ribbon Communications, and Fujitsu, among others. Competition in the optical subsystems and pluggable optics market includes, but is not limited to, Cisco (via their acquisition of Acacia), Lumentum, Marvell and Coherent, as well as a wide range of China-based suppliers. Infinera also encountered competitor consolidation in the markets in which it competes and may continue to do so, which could lead to a changing competitive landscape, capabilities and market share, and could impact Infinera’s results of operations.

Some of Infinera’s competitors have substantially greater name recognition, technical, financial, sales and marketing resources and may be perceived by Infinera’s customers and suppliers to have greater financial stability, and better-established relationships with potential customers than Infinera has. Many of Infinera’s competitors have more resources and more experience in developing or acquiring new products and technologies, as well as in creating greater market awareness for those products and technologies. In addition, many of Infinera’s competitors have the financial resources to offer competitive products at aggressive pricing levels that could prevent Infinera from competing effectively. Some of Infinera’s competitors offer optical products at a substantial discount or for free when bundled together with broader technology purchases, such as router or wireless equipment purchases. Further, many of Infinera’s competitors have built long-standing relationships with some of Infinera’s prospective and existing customers and have the ability to provide financing to customers and could, therefore, have an inherent advantage in selling products to those customers.

Sales and Marketing

Infinera markets and sells its products and related support services primarily through its direct sales force, supported by marketing and product management personnel. Infinera also uses channel distribution or support partners to enter new markets or when requested by a potential customer. Infinera’s sales team has significant experience with the buying process and sales cycles typical of high-value telecommunications systems and subsystems products.

The sales process for Infinera’s products entails discussions with prospective customers, analyzing their networks and identifying how they can utilize Infinera’s solutions capabilities within their networks. This process requires developing strong customer relationships and leveraging Infinera’s sales force, technical experts and customer support team and associated capabilities.

Over the course of the sales cycle, potential customers often test Infinera’s products before buying. Prior to commercial deployment, the customer will generally perform a field trial of Infinera’s products. Upon successful completion, the customer generally accepts the products installed in its network and may continue with commercial deployment of additional products. Infinera anticipates that its sales cycle, from initial contact with a prospective customer through the signing of a purchase agreement may, in some cases, take several quarters.

Direct Sales Force. Infinera’s sales team sells directly to service providers worldwide and is organized geographically around the following markets: (i) United States and Canada; (ii) Latin America and South America; (iii) Europe, Middle East and Africa; and (iv) Asia Pacific. Within each geographic area, Infinera maintains specific teams or personnel that focus on a particular region, country, customer or market vertical. Infinera believes that it will need to further invest in the growth of its direct sales force to compete effectively against its competitors that have built long-standing relationships with some of its prospective and existing customers.

Indirect Sales Force. Infinera employs business consultants and resale and logistics partners to assist in its sales efforts. These partners have deep knowledge of regional business practices and strong relationships with key local operators. Infinera expects to work with business partners to assist its customers in the sale, deployment and maintenance of its systems and have entered into distribution and resale agreements to facilitate the sale and support of its products.

Marketing and Product Management. Infinera’s product management team is responsible for defining the product features and go-to-market plan required to maximize its success in the marketplace. Product management supports Infinera’s sales efforts with product and application expertise. Infinera’s corporate marketing team works to create demand for its products by communicating Infinera’s value proposition and differentiation through a variety of marketing and customer engagement programs, including public relations, industry analyst relations, event and trade show marketing, web-based promotions, social media, email marketing, and advertising, among other marketing vehicles.

Research and Development

Continued investment in research and development is critical to Infinera’s business. To this end, Infinera has a team of engineers with expertise in various fields, including PICs, components, systems, sub-systems and software. Infinera’s research and development efforts are currently focused in San Jose, California; Allentown, Pennsylvania; Annapolis, Maryland; Bangalore and Ahmedabad, India; Kanata, Canada; Stockholm, Sweden; Munich, Germany; Lisbon, Portugal; and Shanghai, PRC. Infinera utilizes a mix of internal resources and supplements its staffing with development personnel provided by third parties on a contract basis. Infinera has invested significant time and financial resources into the enhancement of existing products and the development of new products. Infinera will continue to expand its product offerings and the capabilities of existing products in the future and plan to dedicate significant resources to these continued research and development efforts. Infinera is continually increasing the scalability and software features of its current platforms. Infinera is investing in leveraging its vertical integration capabilities across a broader portion of its platforms. Infinera is also working to develop new generations of optical engines at a faster cadence than Infinera has historically in order to bring new products to market more rapidly and meet evolving customer demands. Infinera believes these efforts will enhance its competitiveness in the markets it currently serve and also allow Infinera to address adjacent markets to fuel its future growth.

Human Capital

Integrity, trust, mutual commitment and respect for diversity are core Infinera values—values brought to life by its talented, diverse, and dedicated global workforce. Employee health and safety are also cornerstones of its human capital management. Infinera’s goal is to continuously improve employee engagement as it strives to build and maintain a culture of human connection, individual responsibility and mutual integrity.

As of December 30, 2023, Infinera had 3,389 employees, with 2,119 of those employees located outside of the United States. Infinera’s U.S. employees are not subject to a collective bargaining agreement. Employees in certain foreign jurisdictions are represented by local workers’ councils or collective bargaining agreements, as required by local laws or customs. Infinera has not experienced any work stoppages to date. Infinera considers the relationships with its employees to be positive.

Organizational Culture

Infinera believes that developing and fostering a global organizational culture is a key component of its human capital management practice and critical to its long-term success. In 2023, Infinera strengthened its core culture to drive the evolution of its business and human capital strategy. Infinera has intensified efforts to involve leaders at all levels in cultural initiatives and decision-making processes. For example, in 2023, Infinera continued its cross-functional leadership program, Second Circle, which is a global initiative to accelerate the leadership development of its talent. Through regular feedback sessions and leadership forums, Second Circle aims to ensure that Infinera’s culture reflects the diverse perspectives and experiences within its Company. Infinera’s executives are also evaluated and held accountable for upholding its cultural values and leading by example. Infinera’s culture is underpinned by three core principles that unite its workforce: (1) innovation that matters (empowering its people); (2) better together (workforce unified in mission and purpose); and (3) Infinera cares (engaging people to reach their potential, fostering integrity and empathy, standing with employees and respecting individuality).

Diversity, Equity and Inclusion

Infinera strives to create an inclusive culture for a workforce that is unified in mission and purpose. This is reflected in the way Infinera’s workforce treats each other, the way Infinera respects its differences across its global workforce, and how Infinera conducts business with its customers and partners around the world. Infinera believes that its culture of inclusion and belonging enables it to leverage the strengths of its people to exceed customer expectations and growth objectives.

In 2020, Infinera launched Infinera ALL-In (“ALL-In”), an employee-led, executive-sponsored, company-wide effort to promote, facilitate and support sustainable diversity, equity and inclusion (“DEI”) efforts. ALL-In is sponsored by Infinera’s Chief Executive Officer (“CEO”), Chief Financial Officer, and Chief Human Resources Officer, and is led by other executives and employee leaders from each region in which Infinera has employees and do business. In the last three years, ALL-In has contributed to Infinera’s inclusive culture, raised awareness and fostered meaningful dialogue, and helped guide the overall development of its DEI initiatives.

In 2023, Infinera has continued its partnerships with non-profits and historically black colleges and universities to increase its pipeline of diverse talent. Through Infinera’s partnership with the United Negro College Fund, Infinera sponsors internships with a focus on providing job opportunities to candidates within the historically black colleges and universities network that may have never worked in technology before or that may be the first person in their family to attend a university. By positioning Infinera as an accessible avenue into a technical career working on the frontier of optical networking technology, Infinera hopes to further expand its candidate pool and access the best talent across the nation. Infinera’s apprenticeships also provide a direct avenue to a technical career to candidates that might not have completed a university degree. Leveraging the candidates’ passion and potential, Infinera offers the opportunity for candidates with high school diplomas or equivalency certificates to learn and earn within its Registered Apprentice Program. In Infinera’s larger sites globally, it also posts roles on platforms and job boards targeted at diverse talent pools enabling greater access to diverse talent. In Infinera’s larger sites globally, it posts roles on platforms and job boards targeted at diverse talent pools enabling greater access to diverse talent.

In 2023, Infinera continued to provide DEI training for its global employee base. Training topics are focused on global diversity, employees’ roles in workplace diversity and related matters. Infinera offers recruiters and managers training on topics such as leveraging inclusive hiring practices.

As of December 30, 2023, women represented 20 percent of Infinera’s global employees, based on those who identify, and 19 percent based on total population. In the U.S., minorities represented approximately 45 percent of Infinera’s U.S. population, based on those who identify, and approximately 38 percent of Infinera’s total U.S. population.

Employee engagement

Employee engagement is critical to building a unified and global culture that values local needs and perspectives. Infinera creates an engaging workplace culture by consistently listening to and acting on employee feedback. This employee engagement has directly led to the evolution of Infinera’s culture as referenced above. Infinera continuously evolves its approach to employee communications, from a company-wide platform, to function or departmental communications, to one-on-one discussions to better understand employee expectations and assess the effectiveness of its people practices. From its employee engagement survey feedback, Infinera created a new program where managers can invite executives from other functions to attend their internal staff meetings. This program has fostered candid, thoughtful and cross-functional collaboration. Infinera also encourages its employees to share direct feedback about working for Infinera through other feedback channels, including employee surveys and on public forums such as Glassdoor.com. This helps Infinera determine how connected employees are to their roles, each other, customers, and other stakeholders and helps Infinera continuously improve its employee experience.

To further foster inclusion and promote Infinera’s culture and values throughout its diverse workforce, Infinera supports several employee resource groups including African Descent/Black at Infinera, Infinera Veterans Employee Resource Group and Women at Infinera (“WIN”). As an example of ERG evolution and effectiveness, WIN works to provide Infinera’s female employees with access to conferences, networking events and other prominent engagements in the technology industry, as well as to support greater opportunities for career growth, internships, and leadership. In 2023, Infinera continued its WIN mentoring program, participation in local and regional women’s conferences and a speakers series including industry and thought leaders addressing topics such as development, recruitment, and retention of women. In various locations, employees have also partnered with local nonprofits and schools to encourage female students to pursue science, technology, engineering, and mathematics, or STEM, careers.

Infinera also continues to design strategic initiatives with the intent to reduce barriers and enhance collaboration. For example, in 2023, Infinera hosted three events where multiple levels of management, technologists and individual contributors engaged directly with the Infinera Board. These initiatives allowed the Infinera Board to interact with its leadership and talent, while also providing leadership direct access and visibility to the board.

Compensation, Benefits and Well-being

Infinera’s goal is to incentivize its talented employees with a total compensation package that is market-competitive as validated through independent data sources. Infinera’s total compensation for eligible employees includes base salary, bonuses and equity awards. Infinera intends to maintain ongoing competitiveness for attracting, engaging, retaining, and developing the best talent. Infinera continuously improves its human resources information systems for workforce data collection, monitoring, and reporting, and expect that this will allow Infinera to improve its understanding of compensation equity around the globe to ensure fair pay. Infinera also seeks to provide market-competitive benefits as part of its total reward structure for all employees around the globe and their dependents.

Infinera has also invested in creating safe work environments for its workforce, which is important given its status as a critical infrastructure business with manufacturing facilities in the U.S. and research and development sites in several countries. To advance these efforts, Infinera has a global leadership team comprised of local site leaders that meets regularly to support compliance with all local and international guidelines and establishes best practices at every site. Infinera is committed to providing employees with a healthy and safe work environment by striving to prevent accidents and improve workplace conditions, and continuously working to improve its processes and performance. Infinera’s health and safety programs emphasize personal accountability, professional conduct, and regulatory compliance, while its culture fosters a sense of proactivity, caution, empathy, and communication.

Infinera has also continued to emphasize employee well-being. For example, in the U.S., the Employee Assistance Program benefit includes mental health counseling for help with personal issues, childcare and eldercare referrals, financial coaching, legal consultation and wellness tools. Employees are provided medical, dental, vision, long-term and short-term disability, and life insurance, and employees covered under Infinera’s health insurance have access to various wellness programs. Employees are provided paid parental leave as new parents (birth or adoption). Eligible employees are also qualified to receive unlimited flexible time off.

Growth and Development

Consistent with Infinera’s commitment to innovation that matters, its employee growth and development initiatives are designed to provide opportunities for employees to learn, innovate and enhance their skillsets at every stage of their role and long-term career. To ensure business continuity and employee development, the executive leadership team regularly reviews the talent pipeline, identifies, and develops succession candidates, and builds succession plans for leadership positions. The Board and its Nominating and Governance Committee provide oversight of CEO and succession planning of key executive roles.

Part of a healthy culture is also ensuring Infinera attracts and develops new talent. In 2023, Infinera provided internships to candidates in high school, community colleges and universities globally.

Internships enable Infinera to access talent who can join Infinera’s workforce as an employee, while also providing such interns with opportunities to work for an innovative technology company.

Experiential learning is powerful in career development, which is why Infinera also provides global job-based learning opportunities including cross-functional transfers and expanded roles. Education also enables the advancement of Infinera’s DEI initiatives, which is one of its core values and a continued area of focus for Infinera. Infinera’s learning and development initiatives include a scalable, multi-language e-learning platform that enables the proliferation of global, diverse, and professional education. Infinera also provides education on topics that include, but are not limited to, technical sessions, managerial training, effective time management, unlocking executive presence, working in a multigenerational workplace, next level delegation and breaking down barriers.

Infinera also has a global mentorship program to empower all employees within Infinera to advance their careers and realize their full potential. By facilitating mentor-mentee relationships, this program provides a unique opportunity for reflection, self-examination, and the development of practical skills for mentees while simultaneously providing mentors with fresh perspectives, insights, opinions, and an opportunity to have a direct hand in the development of future leaders.

Manufacturing

Infinera has invested significant time and capital to develop and improve the manufacturing processes it uses to produce and package its products. This includes significant investments in personnel, equipment and the facilities needed to manufacture and package its products in California and Pennsylvania. Infinera also has invested in automating its manufacturing process and in training and maintaining the quality of its manufacturing workforce. As a leader in the development of photonic integration, Infinera’s manufacturing processes have been developed over many years and are protected through a combination of patents, trade secrets and contractual protections. Infinera believes that the investments it has made towards the manufacturing and packaging of its products provide Infinera with a significant competitive advantage. Infinera also believes that its current manufacturing facilities, including its fabrication facility for its PICs in California and its module manufacturing facility in Pennsylvania, can accommodate an increase in production capacity as its business continues to grow.

Infinera also uses contract manufacturers to assemble portions of its products. Each contract manufacturer procures components necessary to assemble products according to its specifications and bills of material. For elements of Infinera’s business where it outsources, Infinera performs rigorous in-house quality control testing to ensure the reliability of its products. Infinera’s supply chain risk mitigation strategies are continuous and institutionalized in its supply chain design for external manufacturing and for procurement of components. Infinera currently uses three contract manufacturers in several different countries, including Thailand, Malaysia, and China, and it maintains the capability to transfer select manufacturing activities to U.S. qualified factories of three electronic manufacturing services partners.

Infinera expects all suppliers to comply with its Supplier Code of Conduct, which addresses the rights of workers to safe and healthy working conditions, environmental responsibility, and compliance with applicable laws.

Backlog

Infinera’s backlog represents purchase orders received from customers for future product shipments and services to be provided in future periods. Infinera’s backlog is subject to future events that could cause the amount or timing of the related revenue to change, and, in certain cases, purchase orders may be canceled without penalty. Orders in backlog may be fulfilled several quarters following order receipt and may relate to multi-year support service obligations. As a result, Infinera believes that backlog should not be viewed as an accurate indicator of future operating results for any particular period. A backlogged purchase order may not result in revenue in a particular period, and the actual revenue may not be equal to Infinera’s backlog amounts. Infinera’s presentation of backlog may not be comparable with that of other companies in its industry.

Intellectual Property

Infinera’s innovative software and optical engine technologies, including its PIC, DSP, module and related technologies, are foundational to its products and Infinera believes they are highly valued by its customers and provide it with a competitive advantage.

Infinera believes its success depends upon its ability to protect its core technology and intellectual property. To accomplish this, Infinera relies on a combination of intellectual property rights, including patents, trade secrets, copyrights and trademarks, as well as customary contractual protections. However, there can be no assurances that these protections will be sufficient to provide Infinera with a competitive advantage or that others have not or will not reverse engineer its designs or discover, develop or disclose the same or similar designs and manufacturing processes.

As of December 30, 2023, Infinera held 1,019 U.S. patents and 470 international patents expiring between 2024 and 2042, and held 177 U.S. and 98 foreign pending patent applications. Infinera does not know whether any of its pending patent applications will result in the issuance of patents or whether the examination process will require Infinera to narrow its claims.

Infinera may not receive any competitive advantages from the rights granted under its patents and other intellectual property. Any patents granted to Infinera may be contested, circumvented or invalidated over the course of its business, and Infinera may not be able to prevent third parties from infringing these patents. Therefore, the impact of these patents cannot be predicted with certainty.

Infinera believes that the frequency of assertions of patent infringement is increasing as patent holders, including entities that are not in its industry and who purchase patents as an investment or to monetize such rights by obtaining royalties, use such actions as a competitive tactic as well as a source of additional revenue. For example, Infinera is currently involved in litigation for alleged patent infringement. See the information set forth under the heading “—Legal Matters” below for additional information regarding such litigation. Any claim of infringement from a third party, even those without merit, could cause Infinera to incur substantial costs defending against such claims, and could distract its management from running its business. Furthermore, a party making such a claim, if successful, could secure a judgment that requires Infinera to pay substantial damages or could include an injunction or other court order that could prevent Infinera from offering its products. In addition, Infinera might be required to seek a license for the use of such intellectual property, which may not be available on commercially reasonable terms or at all. Alternatively, Infinera may be required to develop non-infringing technology, which would require significant effort and expense and may ultimately not be successful.

In addition to trade secret and patent protections, Infinera generally controls access to and the use of its proprietary software and other confidential information. This protection is accomplished through a combination of internal and external controls, including contractual protections with employees, contractors, customers and partners, and through a combination of U.S. and international copyright laws.

Infinera licenses some of its software pursuant to agreements that impose restrictions on its customers’ ability to use such software, such as prohibiting reverse engineering and limiting the use of copies.

Infinera also seeks to avoid disclosure of its intellectual property by relying on non-disclosure and assignment of intellectual property agreements with its employees and consultants that acknowledge its exclusive ownership of all intellectual property developed by the individual within the scope of and during the course of his or her work with Infinera. The agreements also require that each person maintain the confidentiality of all proprietary information disclosed to them. Other parties may not comply with the terms of their agreements with Infinera, and Infinera may not be able to enforce its rights adequately against these parties. Infinera also relies on contractual rights to establish and protect its proprietary rights in its products.

Infinera incorporates free and open source licensed software into its products. Although Infinera monitors its use of such open source software closely, the terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that such licenses could be construed in a manner that could impose unanticipated conditions or restrictions on Infinera’s ability to commercialize its products. In addition, non-compliance with open source software license terms and conditions could subject Infinera to potential liability, including intellectual property infringement and/or contractual claims. In such event, Infinera could be required to seek licenses from third parties in order to continue offering its products, to re-engineer its products or to discontinue the sale of its products in the event re-engineering cannot be accomplished in a timely manner, any of which could adversely affect Infinera’s business, operating results and financial condition.

Governmental Regulations

Environmental Laws and Regulations. Infinera is committed to maintaining compliance with all environmental laws and regulations applicable to its operations, products and services. Infinera’s business and operations are subject to various federal, state, local and foreign laws and regulations that have been adopted with respect to the environment, including the Waste Electrical and Electronic Equipment Directive (“WEEE”), Directive on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (“RoHS”), and Registration, Evaluation, Authorization, and Restriction of Chemicals (“REACH”) regulations adopted by the European Union. Environmental regulation is increasing and it is expected that Infinera’s operations will be subject to additional environmental compliance requirements, which may expose Infinera to additional costs. Infinera is also subject to disclosure requirements related to the presence of “conflict minerals” in its products. To date, Infinera’s compliance costs relating to environmental regulations have not resulted in a material adverse effect on its business, results of operations or financial condition.

Other Laws and Regulations. Infinera is subject to U.S. and foreign laws and regulations across the jurisdictions in which it operates. In addition to the environmental laws and regulations discussed above, Infinera is subject to laws and regulations addressing the telecommunications industry, cybersecurity, privacy and data protection, export and import control, trade sanctions, and anti-bribery and anti-corruption. To date, Infinera’s compliance costs relating to these laws and regulations have not resulted in a material adverse effect on its business, operating results or financial condition.

Legal Matters

On August 9, 2022, NextGen Innovations, LLC (“NextGen”) filed a complaint against Infinera in the United States District Court for the Eastern District of Texas (the “Court”). The complaint asserts that through certain products Infinera infringes on U.S. Patent Nos. 9,887,795, 10,263,723, and 10,771,181. The complaint alleges that NextGen is entitled to unspecified damages, costs, fees, expenses, interest, and injunctive relief. A Markman hearing was held on November 14, 2023, and the Court issued its claim construction order on December 22, 2023. Fact discovery closed on December 6, 2023, and expert discovery closed on February 4, 2024. The Court set a May 6, 2024 date for expected trial. On April 14, 2023, Infinera filed petitions with the U.S. Patent and Trademark

Office (“USPTO”) seeking inter partes reviews to invalidate asserted claims of the asserted NextGen patents. On December 4, 2023, the Patent Trial and Appeal Board of the USPTO denied institution of such inter partes reviews. A mediation was held on March 13, 2024, which resulted in a settlement in principle of the action against Infinera. Following the mediation, the Court entered a stay of all litigation deadlines, which has been extended until July 19, 2024, to enable NextGen and Infinera to prepare a written settlement agreement and the appropriate dismissal papers for the Court. The parties are continuing to finalize the written settlement agreement. Infinera does not expect that the terms of the settlement will have a material impact on its financial results.

In addition to the matter described above, Infinera is subject to various legal proceedings, claims and litigation arising in the ordinary course of business. While the outcome of these matters is currently not determinable, Infinera does not expect that the ultimate costs to resolve these matters will have a material effect on its consolidated financial position, results of operations or cash flows.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Risk

Infinera operates in international markets, which exposes it to market risk associated with foreign currency exchange rate fluctuations between the U.S. dollar and various foreign currencies, the most significant of which is the euro. The majority of Infinera’s revenue contracts are denominated in U.S. dollars, with the most significant exception being in Europe, where Infinera invoices primarily in euros. Additionally, a portion of Infinera’s expenses, primarily the cost of personnel for research and development and sales and sales support to deliver technical support on its products and professional services and the cost to manufacture, are denominated in foreign currencies, primarily the Indian rupee, the euro, the SEK and the British pound. Revenue resulting from selling in local currencies and costs incurred in local currencies are exposed to foreign currency exchange rate fluctuations that can affect its operating income. As exchange rates vary, operating income may differ from expectations.

Infinera may enter into foreign currency exchange forward contracts to reduce the impact of currency exchange rate movements on certain transactions from time to time, but do not cover all foreign-denominated transactions and therefore do not entirely eliminate the impact of fluctuations in exchange rates that could negatively affect its results of operations and financial condition. Infinera also may enter into foreign currency exchange forward contracts to reduce the impact of foreign currency fluctuations on certain non-functional currency denominated account balances primarily in euros and British pounds from time to time. As a result, Infinera does not expect a significant impact to its results from a change in exchange rates on foreign denominated non-functional account balances in the near-term. Gains and losses on these contracts are intended to offset the impact of foreign exchange rate fluctuations on the underlying foreign currency denominated non-functional currency account balances. Accordingly, the effect of an immediate 10 percent adverse change in foreign exchange rates on these transactions during 2023 would not be material to Infinera’s results of operations.

Interest Rate Risk

Infinera had cash, cash equivalents and restricted cash totaling $173.9 million and $189.2 million as of December 30, 2023 and December 31, 2022, respectively. The unrestricted cash is held for working capital purposes. Infinera do not enter into investments for speculative purposes. The effect of an immediate 10 percent adverse change in interest rates would not be material to Infinera’s results of operations.

The 2024 Convertible Notes, 2027 Convertible Notes and 2028 Convertible Notes have a fixed annual interest rate of 2.125 percent, 2.50 percent and 3.75 percent, respectively, and, therefore, Infinera does not have economic interest rate exposure on the convertible senior notes. However, the fair values of the convertible senior notes are subject to interest rate risk, credit risk and other factors due to the convertible feature. The fair value of the convertible senior notes will generally increase as interest rates fall and decrease as interest rates rise. In addition, the fair value of the convertible senior notes will generally increase as the price of Infinera Common Stock increases and will generally decrease as the price of Infinera Common Stock declines. The fair value of the convertible senior notes will generally increase as Infinera’s credit worthiness improves and decrease when Infinera’s creditworthiness weakens. The interest and market value changes affect the fair value of the convertible senior notes but do not impact Infinera’s financial position, cash flows or results of operations due to the fixed nature of the debt obligation. Additionally, Infinera does not carry the convertible senior notes at fair value. Infinera presents the fair value for required disclosure purposes only. As of December 30, 2023, the fair value of the 2024 Convertible Notes, 2027 Convertible Notes and 2028 Convertible Notes was $18.0 million, $183.2 million and $457.4 million, respectively. The fair value was determined based on the estimated fair value or quoted bid price as applicable of the 2024 Convertible Notes, 2027 Convertible Notes and 2028 Convertible Notes in an over-the-counter market on December 29, 2023. The convertible senior notes are classified as Level 2 of the fair value hierarchy.

Holders may convert the convertible senior notes prior to maturity upon the occurrence of certain circumstances. Upon conversion, Infinera will pay or deliver, as the case may be, cash, shares of its Common Stock or a combination of cash and shares of its Common Stock, at its election (provided, however, that with respect to the 2028 Notes, Infinera would be required to repay the principal amount in cash and the conversion premium in any combination of cash and shares of its common stock at its election). If the price of Infinera Common Stock is above the initial conversion price of $9.87, $7.66 and $6.80 for the 2024 Convertible Notes, 2027 Convertible Notes and 2028 Convertible Notes, respectively, upon conversion or at maturity, the amount of cash or shares of Infinera Common Stock required to pay the conversion premium is not fixed and would increase if the price of Infinera Common Stock increases.

Changes In And Disagreements with Accountants On Accounting and Financial Disclosure

None.

Properties

Infinera’s headquarters are located in San Jose, California, which consist of approximately 82,000 square feet under lease. As of December 30, 2023, Infinera leased approximately 57,000 square feet for research and development and manufacturing in Sunnyvale, California.

In addition to the leased buildings in San Jose and Sunnyvale, California, Infinera also leases approximately 443,000 square feet of office spaces for research and development centers and for sales, service and support in various countries within (i) North America; (ii) Latin American and South American; (iii) Europe, Middle East and Africa; and (iv) Asia Pacific.

All of these leases expire between 2024 and 2037. Infinera also own a facility in Allentown, Pennsylvania. Infinera intends to adjust its facility space to meet its requirements and Infinera believes that suitable additional or substitute space will be available as needed to accommodate its business needs for its operations. Infinera believes that its existing facilities are adequate to meet its business needs through the next 12 months.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF INFINERA CORPORATION

Overview

Infinera is a semiconductor manufacturer and global supplier of networking solutions comprised of networking equipment, optical semiconductors, software and services. Infinera’s portfolio of solutions includes optical transport platforms, converged packet-optical transport platforms, compact modular platforms, optical line systems, coherent optical engines and subsystems, a suite of automation software offerings, and support and professional services. Leveraging Infinera’s U.S.-based compound semiconductor fab and in-house test and packaging capabilities, Infinera designs, develops and manufactures industry-leading indium phosphide-based PICs for use in its vertically integrated, high-capacity optical communications products.

Infinera’s customers include operators of fixed and mobile networks, including telecommunications service providers, ICPs, cable providers, wholesale carriers, research and educational institutions, large enterprises, utilities and government entities. Infinera’s networking solutions enable its customers to build infrastructure networks that support and deliver high-bandwidth consumer and business communications services. Infinera’s edge-to-core portfolio of networking solutions also enables its customers to scale their transport networks as consumer and business services and applications continue to drive growth in demand for network bandwidth. These consumer and business services and applications include, but are not limited to, high-speed internet access, 4G/5G mobile broadband, cloud-based services, high-definition video streaming services, virtual and augmented reality, IoT, AI, ML, business Ethernet services and DCI.

As an optical semiconductor manufacturer, Infinera specializes in the manufacturing of optical compound semiconductors using InP. This technology is used in telecommunications networks to transmit massive amounts of data and support delivery of consumer and business communications services. Infinera has made significant investments in its unique research, development, fabrication and packaging facilities, including its optical compound semiconductor fab in Silicon Valley and advanced test and packaging center in Allentown, Pennsylvania. Infinera optimizes the manufacturing process by using InP to build its PICs, which enables the integration of hundreds of optical functions onto a single, monolithic optical semiconductor chip. The unique capabilities of Infinera’s optical semiconductor fab, which has provided its customers with a critical and secure source of U.S.-produced optical semiconductors and strengthened the supply chain, have enabled Infinera to consistently pioneer critical technology advancements. For example, Infinera’s latest generation of technology has made it possible to transmit information at a rate of 800 Gb/s using a single laser. Infinera’s ongoing research and development initiatives continue to create a path to higher speed transmission and lower cost and power per bit performance for its customers.

Infinera supports U.S. government efforts to advance and increase the domestic manufacturing base for semiconductors as a matter of economic and national security. Compound semiconductors—including those based in InP—are an important part of the domestic semiconductor industry and will enable the next-generation of leading-edge technologies. Domestic manufacturing is critical in order to reduce Infinera’s reliance on foreign sources of compound semiconductor materials and components, which is essential to economic growth and to the security of its domestic communications infrastructure.

The large-scale integration of Infinera’s PICs and advanced DSPs enables Infinera to develop and manufacture high-performance optical engines that are used in its coherent optical networking system and subsystem solutions. These optical engine solutions, branded as ICE, include features that customers care about the most, including lowest cost per bit, lowest power per bit, reduced footprint and increased flexibility, reliability, and security. Coherent optical solutions are becoming increasingly important across the network as Infinera’s customers transition to 800 Gb/s per wavelength transmission speeds and beyond in the core, 400 Gb/s in the metro and 100 Gb/s in the access market segment. Infinera believes its vertical integration strategy provides a competitive advantage by enabling leading optical performance at higher optical speeds with increased spectral efficiency, greater control over its supply chain, and a lower cost structure.

Infinera has grown its solutions portfolio through internal development as well as acquisitions, including the acquisition of Telecom Holding Parent LLC (the “Acquisition”), a privately held global supplier of open network solutions for the largest global network operators. These developments positioned Infinera to be one of the leading providers of vertically integrated optical networking solutions in the world with the ability to serve a broader global customer base with accelerated delivery of the innovative solutions its customers demand. In 2021, Infinera announced an expansion of its portfolio with the introduction of a suite of coherent optical pluggables. Pluggable optics are optical transmission solutions packaged in smaller and more versatile form factors. They are designed to seamlessly address the rapidly growing market for point-to-point solutions as well as create a new category of point-to-multipoint solutions that can enable a dramatically more cost-efficient network architecture. Based on Infinera’s vertically integrated optical semiconductor technology and supporting a range of high-speed transport rates that include 800 Gb/s, 400 Gb/s and 100 Gb/s, this suite of coherent optical pluggables builds on its history of delivering innovative, vertically integrated optical engine technology that powers its differentiated optical networking solutions.

Infinera’s products are designed to be managed by a suite of software solutions that enable simplified network management, increased service agility and automated operations. Infinera also provides software-enabled programmability that offers differentiated capabilities such as Instant Bandwidth. Combined with Infinera’s differentiated hardware solutions, Instant Bandwidth enables its customers to purchase and activate bandwidth as needed through its unique software licensing feature set. This, in turn, allows Infinera`s customers to accomplish two key objectives: (1) limit their initial network startup costs and investments; and (2) instantly activate new bandwidth as their customers’ and their own network needs evolve.

Infinera sells its products via a direct sales force and through indirect channel partners.

Infinera believes its portfolio of systems and subsystems solutions benefits its customers by providing a unique combination of highly scalable capacity and advanced networking features that address edge-to-core transport network applications and ultimately simplify and automate network operations.

Nokia Merger Agreement

On June 27, 2024, Infinera, Nokia and Merger Sub entered into the Merger Agreement that provides for the Merger.

Upon and subject to the terms of the Merger Agreement, at the Effective Time, each share of Infinera Common Stock that is issued and outstanding as of immediately prior to the Effective Time will be automatically canceled, extinguished and converted into, at the election of the holder of such share of Infinera Common Stock, the right to receive the following consideration, subject to proration in accordance with the Merger Agreement:

•	the Cash Consideration;

•	the Share Consideration; or

•	the Mixed Consideration.

In each case, the Nokia Shares will be delivered in the form of Nokia ADSs, with each Nokia ADS representing the right to one Nokia Share. The election right for holders of Infinera Common Stock with respect to the Mixed Consideration and the Share Consideration will be subject to proration pursuant to the terms of the Merger Agreement.

Completion of the Merger is subject to customary conditions, including but not limited to the adoption of the Merger Agreement by Infinera’s stockholders; the satisfaction of certain domestic and foreign regulatory approvals, filings and authorizations, including antitrust clearance in the United States, antitrust approval by the European Commission, antitrust approval in the United Kingdom and antitrust approvals in other non-U.S. jurisdictions, and in connection with certain foreign investment laws in the U.S. and other specified locations, including filings with CFIUS and foreign investment authorities in certain non-U.S. jurisdictions; the absence of a law or order preventing, materially enjoining, materially restraining or materially impairing the consummation of the Merger; and performance by the parties in all material respects of all their obligations under the Merger Agreement.

The Merger Agreement includes certain customary termination rights for Nokia and Infinera. Upon termination of the Merger Agreement in certain circumstances, Infinera may be required to pay Nokia a termination fee of $65.0 million, and Nokia may be required to pay Infinera a termination fee of $130.0 million.

The Merger is expected to close in the first half of 2025.

The foregoing summary of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus.

Results of Operations for the Quarter Ended June 29, 2024

The following sets forth, for the periods presented, certain unaudited condensed consolidated statements of operations information (in thousands, except percentage data):

	Three Months Ended
	June 29, 2024		July 1, 2023
	Amount	% of total revenue	Amount	% of total revenue	Change	% Change
Revenue:
Product	$266,470	78%	$299,624	80%	$(33,154)	(11)%
Services	76,269	22%	76,604	20%	(335)	—%

Total revenue	$342,739	100%	$376,228	100%	$(33,489)	(9)%

Cost of revenue:
Product	$167,290	49%	$188,166	50%	$(20,876)	(11)%
Services	39,152	11%	41,733	11%	(2,581)	(6)%
Amortization of intangible assets	—	—%	3,537	1%	(3,537)	(100)%
Restructuring and other related costs	703	—%	—	—%	703	NMF *

Total cost of revenue	$207,145	60%	$233,436	62%	$(26,291)	(11)%

Gross profit	$135,594	40%	$142,792	38%	$(7,198)	(5)%

*NMF = Not meaningful

	Six Months Ended
	June 29, 2024		July 1, 2023
	Amount	% of total revenue	Amount	% of total revenue	Change	% Change
Revenue:
Product	$501,794	77%	$614,444	80%	$(112,650)	(18)%
Services	147,867	23%	153,859	20%	(5,992)	(4)%

Total revenue	$649,661	100%	$768,303	100%	$(118,642)	(15)%

Cost of revenue:
Product	$323,555	50%	$386,840	50%	$(63,285)	(16)%
Services	79,395	12%	84,680	11%	(5,285)	(6)%
Amortization of intangible assets	—	—%	7,093	1%	(7,093)	(100)%
Restructuring and other related costs	676	—%	—	—%	676	NMF *

Total cost of revenue	$403,626	62%	$478,613	62%	$(74,987)	(16)%

Gross profit	$246,035	38%	$289,690	38%	$(43,655)	(15)%

*NMF = Not meaningful

Revenue

Total product revenue decreased by $33.2 million, or 11%, during the three-months ended June 29, 2024, compared to the corresponding period in 2023. This year-over-year decrease in revenue was led by decreased revenue from Infinera’s Other Service Provider and Tier 1 verticals partially offset by an increase in revenue from ICP. Total product revenue decreased by $112.7 million, or 18%, during the six-months ended June 29, 2024, compared to the corresponding period in 2023. The year-over-year decline in revenue was driven primarily by decreases from Infinera’s Tier 1, Other Service Provider and ICP customers in United States along with Tier 1 and Other Service Provider decreases from customers in Asia Pacific (“APAC”).

Total services revenue decreased by $0.3 million, or 0%, for the three-months ended June 29, 2024, compared to the corresponding period in 2023, and decreased by $6.0 million, or 4%, during the six-months ended June 29, 2024, compared to the corresponding period in 2023. The decreases were related to lower professional services revenue primarily driven by delays in customer readiness.

The following table summarizes Infinera’s revenue by geography and sales channel for the periods presented (in thousands, except percentage data):

	Three Months Ended
	June 29, 2024		July 1, 2023
	Amount	% of total revenue	Amount	% of total revenue	Change	% Change
Total revenue by geography:
Domestic	$200,478	58%	$217,114	58%	$(16,636)	(8)%
International	142,261	42%	159,114	42%	(16,853)	(11)%

	$342,739	100%	$376,228	100%	$(33,489)	(9)%

Total revenue by sales channel:
Direct	$211,030	62%	$237,584	63%	$(26,554)	(11)%
Indirect	131,709	38%	138,644	37%	(6,935)	(5)%

	$342,739	100%	$376,228	100%	$(33,489)	(9)%

	Six Months Ended
	June 29, 2024		July 1, 2023
	Amount	% of total revenue	Amount	% of total revenue	Change	% Change
Total revenue by geography:
Domestic	$365,196	56%	$454,149	59%	$(88,953)	(20)%
International	284,465	44%	314,154	41%	(29,689)	(9)%

	$649,661	100%	$768,303	100%	$(118,642)	(15)%

Total revenue by sales channel:
Direct	$425,373	65%	$500,446	65%	$(75,073)	(15)%
Indirect	224,288	35%	267,857	35%	(43,569)	(16)%

	$649,661	100%	$768,303	100%	$(118,642)	(15)%

Domestic revenue decreased by $16.6 million, or 8%, during the three-months ended June 29, 2024, compared to the corresponding period in 2023, driven primarily by decreased revenue from Infinera’s Other Service Provider and Tier 1 customers, which was partially offset by growth from ICP revenue. Domestic revenue decreased by $89.0 million, or 20%, during the six-months ended June 29, 2024, compared to the corresponding period in 2023, driven primarily by decreased revenue from ICP, Tier 1 and Other Service Provider.

International revenue decreased by $16.9 million, or 11%, during the three-months ended June 29, 2024, compared to the corresponding period in 2023, driven primarily by decreased revenue from Infinera’s Tier 1 and Other Service Provider customers in APAC, partially offset by growth from ICP revenue in Europe, Middle East and Africa (“EMEA”). International revenue decreased by $29.7 million, or 9%, during the six-months ended June 29, 2024, compared to the corresponding period in 2023, which was also driven by lower revenue from Infinera’s Other Service Provider and Tier 1 customers in APAC, partially offset by Tier one revenue growth in EMEA.

Direct revenue decreased by $26.6 million, or 11%, and indirect revenue decreased by $6.9 million, or 5%, during the three-months ended June 29, 2024, compared to the corresponding period in 2023. The decrease in direct revenue was primarily attributable to lower revenue from Infinera’s Tier 1 and Other Service Provider customers in the United States, and lower Tier 1 revenue in APAC, partially offset by ICP and Tier 1 growth in EMEA. The decrease in indirect revenue was primarily driven by Infinera’s Other Service Provider and Tier 1 customers in the United States, EMEA and APAC, partially offset by ICP revenue growth in the United States. Direct revenue decreased by $75.1 million, or 15%, and indirect revenue decreased by $43.6 million, or 16%, during the six-months ended June 29, 2024, compared to the corresponding period in 2023. The decrease in direct revenue was primarily driven by Infinera’s Tier 1, ICP and Other Service Provider customers in the United States, and Tier 1 customers in APAC. The decrease in indirect revenue was primarily driven by customers in Other Service Provider in all regions.

Cost of Revenue and Gross Profit and Margin

Gross profit was $135.6 million for the three-months ended June 29, 2024, with gross margin increasing to 40%, compared to 38% in the corresponding period in 2023. Gross profit was $246.0 million for the six-months ended June 29, 2024, with gross margin remaining flat at 38% compared the corresponding period in 2023. In the three months ended June 29, 2024, the increase was driven by favorable mix with higher volumes of ICE-6 deployments at higher margins, partially offset by lower margin line system installations. For the six-months ended June 29, 2024, gross margins were flat with lower margin line system deployments offsetting lower warranty costs.

Amortization of Intangible Assets

Amortization of intangible assets decreased by $3.5 million, or 100%, during the three-months ended June 29, 2024, and decreased by $7.1 million, or 100%, during the six-months ended June 29, 2024, compared to the corresponding periods in 2023. The decrease was due to developed technology assets that were fully amortized in the third quarter of 2023.

Restructuring and Other Related Costs

Restructuring and other related costs was $0.7 million in the three- and six-months ended June 29, 2024, due to charges incurred in relation to 2024 Restructuring Plan. For more information, please see Note 7, “Restructuring and Other Related Costs” to the notes to condensed consolidated financial statements, which is included in this proxy statement/prospectus.

Operating Expenses

The following tables summarize Infinera’s operating expenses for the periods presented (in thousands, except percentage data):

	Three Months Ended
	June 29, 2024		July 1, 2023
	Amount	% of total revenue	Amount	% of total revenue	Change	% Change
Operating expenses:
Research and development	$74,678	22%	$79,346	21%	$(4,668)	(6)%
Sales and marketing	41,897	12%	41,624	11%	273	1%
General and administrative	34,107	10%	31,159	8%	2,948	9%
Amortization of intangible assets	2,256	1%	3,523	1%	(1,267)	(36)%
Merger-related charges	8,517	2%	—	—%	8,517	NMF *
Restructuring and other related costs	3,948	1%	1,431	—%	2,517	176%

Total operating expenses	$165,403	48%	$157,083	41%	$8,320	5%

*NMF	= Not meaningful

	Six Months Ended
	June 29, 2024		July 1, 2023
	Amount	% of total revenue	Amount	% of total revenue	Change	% Change
Operating expenses:
Research and development	$151,940	23%	$160,388	21%	$(8,448)	(5)%
Sales and marketing	82,642	13%	83,331	11%	(689)	(1)%
General and administrative	66,954	10%	60,394	8%	6,560	11%
Amortization of intangible assets	4,512	1%	7,112	1%	(2,600)	(37)%
Merger-related charges	8,517	1%	—	—%	8,517	NMF *
Restructuring and other related costs	4,262	1%	2,221	—%	2,041	92%

Total operating expenses	$318,827	49%	$313,446	41%	$5,381	2%

*NMF	= Not meaningful

Research and Development Expenses

Research and development expenses decreased by $4.7 million, or 6%, during the three-months ended June 29, 2024, and decreased by $8.4 million, or 5%, during the six-months ended June 29, 2024, compared to the corresponding periods in 2023. These decreases were primarily attributable to lower employee related expenses, including stock-based compensation, partially offset by higher prototype expenses.

Sales and Marketing Expenses

Sales and marketing expenses increased by $0.3 million, or 1%, during the three-months ended June 29, 2024 primarily due to higher employee costs. Sales and marketing expenses decreased by $0.7 million, or 1%, during the six-months ended June 29, 2024, compared to the corresponding periods in 2023, primarily related to lower customer trial expense partially offset by higher employee costs.

General and Administrative Expenses

General and administrative expenses increased by $2.9 million, or 9%, during the three-months ended June 29, 2024, and increased by $6.6 million, or 11%, during the six-months ended June 29, 2024, compared to the corresponding periods in 2023. Both the three- and six-month periods had higher outside professional services expenses, which were partially offset by lower employee related expenses.

Amortization of Intangible Assets

Amortization of intangible assets decreased by $1.3 million, or 36%, during the three-months ended June 29, 2024, and decreased by $2.6 million, or 37%, during the six-months ended June 29, 2024, compared to the corresponding periods in 2023. These decreases were largely due to lower amortization of certain customer relationships and backlog being fully amortized in the first quarter of 2023.

Merger-related charges

Merger-related charges represent charges incurred in connection with the Merger with Nokia. Infinera incurred $8.5 million in related charges during the three-months ended June 29, 2024, primarily related to outside professional services.

Restructuring and Other Related Costs

Restructuring and other related costs increased by $2.5 million, or 176%, during the three-months ended June 29, 2024, and increased by $2.0 million, or 92%, during the six-months ended June 29, 2024, compared to the corresponding periods in 2023. These increases were primarily due to charges incurred in relation to the 2024 Restructuring Plan, partially offset by lower lease-related impairment charges incurred in the three- and six-months ended June 29, 2024. For more information, please see Note 7, “Restructuring and Other Related Costs” to the notes to condensed consolidated financial statements, which is included in this proxy statement/prospectus.

Other (Expense) Income, Net

	Three Months Ended
	June 29, 2024	July 1, 2023	Change	% Change
	(In thousands)
Interest income	$793	$717	$76	11%
Interest expense	(8,163)	(7,387)	(776)	11%
Other (loss) gain, net	(11,183)	7,170	(18,353)	(256)%

Total other (expense) income, net	$(18,553)	$500	$(19,053)	(3,811)%

	Six Months Ended
	June 29, 2024	July 1, 2023	Change	% Change
	(In thousands)
Interest income	$1,915	$1,188	$727	61%
Interest expense	(16,792)	(14,187)	(2,605)	18%
Other (loss) gain, net	(17,395)	18,126	(35,521)	(196)%

Total other (expense) income, net	$(32,272)	$5,127	$(37,399)	(729)%

Interest income increased $0.1 million, or 11%, during the three-months ended June 29, 2024, and increased by $0.7 million, or 61%, during the six-months ended June 29, 2024, compared to the corresponding periods in 2023, primarily due to higher interest rates from investments in money market funds.

Interest expense increased $0.8 million, or 11%, during the three-months ended June 29, 2024, and increased by $2.6 million, or 18%, during the six-months ended June 29, 2024, compared to the corresponding periods in 2023, primarily due to the issuance of the $100.0 million in additional aggregate principal amount, in June 2023 (the “Additional 2028 Notes”), of Infinera’s currently outstanding 3.75% Convertible Senior Notes due 2028 (the “Existing 2028 Notes” and, together with the Additional 2028 Notes, the “2028 Notes”), partially offset by repurchase of the 2.125% Convertible Senior Notes due September 1, 2024 (the “2024 Notes”) in June 2023. For more information, please see Note 10, “Debt” to the notes to condensed consolidated financial statements, which is included in this proxy statement/prospectus.

The change in other (loss) gain, net of $18.4 million, or 256%, during the three-months ended June 29, 2024, and of $35.5 million, or 196%, during the six-months ended June 29, 2024, compared to the corresponding periods in 2023, was primarily due to foreign exchange losses in the three- and six-months ended June 29, 2024, driven by foreign currency exchange rate changes.

Income Tax Provision

Income taxes for the three- and six-months ended June 29, 2024 is a benefit of $0.1 million and expense of $4.6 million, on pre-tax losses of $48.4 million and $105.1 million, respectively. This compared to a tax expense of $6.5 million and $10.0 million, on pre-tax losses of $13.8 million and $18.6 million, for the three- and six-months ended July 1, 2023, respectively.

Provision for income taxes decreased by approximately $6.5 million during the three-months ended June 29, 2024, compared to the corresponding period in 2023, and decreased by approximately $5.4 million during the six-months ended June 29, 2024, compared to the corresponding period in 2023, as a result of a decline in overall income, foreign currency gains experienced during 2023 in combination with foreign currency losses during 2024, offset by higher withholding taxes in foreign jurisdictions.

The U.S. recently enacted the Inflation Reduction Act of 2022, which, among other changes, implements a 1% excise tax on certain stock buybacks, which would generally apply to repurchases of stock by U.S. corporations, including certain transactions with the Capped Calls. Many countries and organizations such as the Organization for Economic Cooperation and Development are actively considering changes to existing tax laws or have proposed or enacted new laws, including an agreement to implement a 15 percent global minimum tax, that could increase Infinera’s tax obligations in countries where Infinera does business or cause Infinera to change the way it operates its business. The Council of the European Union adopted this initiative by European Union member states on December 31, 2022, with implementation into the domestic laws of those states by the end of 2023. Any changes in U.S. federal, state or international tax laws or tax rulings could adversely affect Infinera’s effective tax rate and its results of operations. Infinera is continuing to monitor the pending implementation of these rules by individual countries and the potential impact on its business. Infinera expects the provisions effective in 2024 to have an immaterial impact on its tax obligations for 2024.

Beginning January 1, 2022, the Tax Cuts and Jobs Act of 2017 (the “Jobs Act”) eliminated the right to deduct research and development expenditures for tax purposes in the period the expenses were incurred and instead requires all U.S. and foreign research and development expenditures to be amortized over five and 15 tax years, respectively. This provision may materially increase Infinera’s effective tax rate and reduce Infinera’s operating cash flows over time as Infinera continues to utilize available net operating losses and tax credits.

Results of Operations for the Year Ended December 30, 2023

A discussion regarding Infinera’s financial condition and results of operations for the fiscal year ended December 30, 2023 compared to its fiscal year ended December 31, 2022 is presented below. A discussion regarding Infinera’s financial condition and results of operations for its fiscal year ended December 31, 2022 compared to its fiscal year ended December 25, 2021 can be found under Item 7 of its Amendment No. 1 to its Annual Report on Form 10-K/A for the fiscal year ended December 31, 2022, filed with the SEC on February 29, 2024.

The following tables set forth, for the periods presented, certain consolidated statements of operations information (in thousands, except percentages):

	Years Ended
	December 30, 2023	% of total revenue	December 31, 2022	% of total revenue	Change	% Change
Revenue:
Product	$1,304,229	81%	$1,268,624	81%	$35,605	3%
Services	309,899	19%	304,618	19%	5,281	2%

Total revenue	$1,614,128	100%	$1,573,242	100%	$40,886	3%

Cost of revenue:
Product	$810,845	50%	$852,476	54%	$(41,631)	(5)%
Services	167,532	10%	161,630	10%	5,902	4%
Amortization of intangible assets	10,621	1%	23,138	1%	(12,517)	(54)%
Restructuring and other related costs	2,218	—%	222	—%	1,996	899%

Total cost of revenue	$991,216	61%	$1,037,466	66%	$(46,250)	(4)%

Gross profit	$622,912	39%	$535,776	34%	$87,136	16%

	Years Ended
	December 31, 2022	% of total revenue	December 25, 2021	% of total revenue	Change	% Change
Revenue:
Product	$1,268,624	81%	$1,099,376	77%	$169,248	15%
Services	304,618	19%	325,829	23%	(21,211)	(7)%

Total revenue	$1,573,242	100%	$1,425,205	100%	$148,037	10%

Cost of revenue:
Product	$852,476	54%	$732,071	51%	$120,405	16%
Services	161,630	10%	174,008	12%	(12,378)	(7)%
Amortization of intangible assets	23,138	1%	19,621	1%	3,517	18%
Restructuring and other related costs	222	—%	1,531	—%	(1,309)	(85)%

Total cost of revenue	$1,037,466	66%	$927,231	65%	$110,235	12%

Gross profit	$535,776	34%	$497,974	35%	$37,802	8%

Revenue

2023 Compared to 2022. Product revenue increased by $35.6 million, or 3 percent, in 2023 from 2022. This increase was primarily driven by the growth of optical line system products as well as deployments of Infinera’s vertically integrated optical products.

Services revenue increased by $5.3 million, or 2 percent, in 2023 from 2022. This increase was primarily attributable to higher professional services revenue from new and existing customer deployment projects.

Revenue will be lower in the first quarter of 2024 as compared to the fourth quarter of 2023 due to the seasonality of Infinera’s business.

Revenue by geographic region is based on the shipping address of the customer. The following tables summarize Infinera’s revenue by geography and sales channel for the periods presented (in thousands, except percentages):

	Years Ended
	December 30, 2023	% of total revenue	December 31, 2022	% of total revenue	Change	% Change
Total revenue by geography
Domestic	$994,311	62%	$870,282	55%	$124,029	14%
International	619,817	38%	702,960	45%	(83,143)	(12)%

	$1,614,128	100%	$1,573,242	100%	$40,886	3%

Total revenue by sales channel
Direct	$1,067,570	66%	$1,191,584	76%	$(124,014)	(10)%
Indirect	546,558	34%	381,658	24%	164,900	43%

	$1,614,128	100%	$1,573,242	100%	$40,886	3%

	Years Ended
	December 31, 2022	% of total revenue	December 25, 2021	% of total revenue	Change	% Change
Total revenue by geography
Domestic	$870,282	55%	$663,808	47%	$206,474	31%
International	702,960	45%	761,397	53%	(58,437)	(8)%

	$1,573,242	100%	$1,425,205	100%	$148,037	10%

Total revenue by sales channel
Direct	$1,191,584	76%	$1,099,632	77%	$91,952	8%
Indirect	381,658	24%	325,573	23%	56,085	17%

	$1,573,242	100%	$1,425,205	100%	$148,037	10%

2023 Compared to 2022. Domestic revenue increased by $124.0 million, or 14 percent, in 2023 compared to 2022, driven primarily by increased revenue from each of Infinera’s ICP and other service provider verticals, which was partially offset by decreased revenue from certain Tier 1 customers and Infinera’s cable vertical.

International revenue decreased by $83.1 million, or 12 percent, in 2023 compared to 2022, primarily from lower other service provider revenue in Europe, the Middle East and Africa, and lower Tier 1 revenue in Asia Pacific.

Direct revenue decreased by $124.0 million, or 10 percent, in 2023 compared to 2022, primarily from lower revenue from Tier 1 customers, which vary period to period based upon the timing of customer deployment projects.

Indirect revenue increased $164.9 million, or 43 percent, related to revenue growth within ICP and other service provider verticals, which was modestly offset by lower Tier 1 revenue.

2023 Compared to 2022. Gross profit increased by $87.1 million, with gross margin increasing to 39 percent in 2023 from 34 percent in 2022. The gross margin improvement was driven by favorable product mix, cost reductions, including relief from elevated supply chain costs, and increased vertical integration. In 2024, Infinera intends to continue to expand its vertical integration capabilities, drive down direct material costs through further design efforts coupled with vendor negotiations. Infinera believes it will be able to improve its gross margin over time by leveraging its existing infrastructure as volumes increase.

In any given quarter, gross margins can fluctuate based on a number of factors, including the mix of optical line system footprint versus capacity utilization, product mix, customer mix and overall volume.

Amortization of Intangible Assets

2023 Compared to 2022. Amortization of intangible assets decreased by $12.5 million, or 54 percent, in 2023 from 2022. The decrease was due to certain developed technology assets that were fully amortized in 2022.

Restructuring and Other Related Costs

2023 Compared to 2022. Restructuring and other related costs increased by $2.0 million in 2023 from 2022. The increase was due to the 2023 Restructuring Plan and the costs incurred comprised of severance and related payroll charges. For more information on Infinera’s restructuring plans, please see Note 8, “Restructuring and Other Related Costs” to the notes to consolidated financial statements, which is included in this proxy statement/prospectus.

Operating Expenses

The following tables summarize Infinera’s operating expenses for the periods presented (in thousands, except percentages):

	Years Ended
	December 30, 2023	% of total revenue	December 31, 2022	% of total revenue	Change	% Change
Research and development	$316,879	20%	$306,188	19%	$10,691	3%
Sales and marketing	166,938	10%	146,445	9%	20,493	14%
General and administrative	124,874	8%	118,602	8%	6,272	5%
Amortization of intangible assets	12,344	1%	14,576	1%	(2,232)	(15)%
Restructuring and other related costs	6,717	—%	10,122	1%	(3,405)	(34)%

Total operating expenses	$627,752	39%	$595,933	38%	$31,819	5%

	Years Ended
	December 31, 2022	% of total revenue	December 25, 2021	% of total revenue	Change	% Change
Research and development	$306,188	19%	$299,894	21%	$6,294	2%
Sales and marketing	146,445	9%	138,829	10%	7,616	5%
General and administrative	118,602	8%	115,415	8%	3,187	3%
Amortization of intangible assets	14,576	1%	17,455	1%	(2,879)	(16)%
Acquisition and integration costs	—	—%	614	—%	(614)	(100)%
Restructuring and other related costs	10,122	1%	13,246	1%	(3,124)	(24)%

Total operating expenses	$595,933	38%	$585,453	41%	$10,480	2%

The following table summarizes the stock-based compensation expense included in Infinera’s operating expenses for the periods presented (in thousands):

	Years Ended
	December 30, 2023	December 31, 2022	December 25, 2021
Research and development	$22,474	$23,553	$18,554
Sales and marketing	13,699	13,311	12,345
General and administration	15,977	14,666	12,985

Total	$52,150	$51,530	$43,884

Research and Development Expenses

2023 Compared to 2022. Research and development expenses increased by $10.7 million, or 3 percent, in 2023 from 2022. The increase was primarily attributable to increases in employee-related expenses, outside professional services and depreciation expense. In 2024, Infinera expects to make additional targeted investments focused on product enhancements to both new and existing products. Infinera’s goal is to continue expanding the breadth and performance of Infinera’s product portfolio while simultaneously driving down component costs through design innovation, which Infinera believes will ultimately result in additional market share capture.

Sales and Marketing Expenses

2023 Compared to 2022. Sales and marketing expenses increased by $20.5 million, or 14 percent, in 2023 from 2022. This increase was driven by higher employee-related expenses, increased travel, higher trials and marketing-related costs. In 2024, Infinera plans to modestly grow this spend and strategically invest in its go-to-market programs in an effort to expand its customer reach to drive long-term market share gains.

General and Administrative Expenses

2023 Compared to 2022. General and administrative expenses increased by $6.3 million, or 5 percent, in 2023 from 2022. The increase was attributable to higher employee-related expenses, higher depreciation expense and increased indirect taxes, partially offset by lower litigation spend and lower outside professional fees. In 2024, Infinera anticipates a modest increase in general and administrative expenses as Infinera invests in system automation initiatives, personnel and other outside professional services.

Amortization of Intangible Assets

2023 Compared to 2022. Amortization of intangible assets decreased by $2.2 million or 15 percent, in 2023 from 2022. The decrease was largely due to lower amortization of certain customer relationships and backlog being fully amortized in the first quarter of 2023.

Restructuring and Other Related Costs

2023 Compared to 2022. Restructuring and other related costs decreased by $3.4 million, or 34 percent, in 2023 compared to 2022. The decrease was primarily due to lower lease-related impairment charges in 2023. For more information on Infinera’s restructuring plans, please see Note 8, “Restructuring and Other Related Costs” to the notes to consolidated financial statements, which is included in this proxy statement/prospectus.

Other Income (Expense), Net

	Years Ended
	December 30, 2023	December 31, 2022	December 25, 2021
	(In thousands)
Interest income	$2,716	$893	$455
Interest expense	(30,609)	(26,015)	(49,099)
Gain on extinguishment of debt	—	15,521	—
Other gain (loss), net	15,325	14,247	(22,667)

Total other income (expense), net	$(12,568)	$4,646	$(71,311)

2023 Compared to 2022. Interest income increased by $1.8 million in 2023 compared to 2022 primarily due to increased interest from investments in money market funds.

Interest expense increased by $4.6 million in 2023 compared to 2022. The increase in interest expense was primarily due to the issuance of the $373.8 million and $100.0 million, aggregate principal amount of the Existing 2028 Notes and the Additional 2028 Notes in August 2022 and June 2023, respectively, partially offset by repurchase of the 2024 Notes. For more information, please see Note 11, “Debt” to the notes to consolidated financial statements, which is included in this proxy statement/prospectus.

Gain on extinguishment of debt was $15.5 million in 2022 due to the partial repurchase of Infinera’s 2024 Notes at a price that was below their par value. The gain includes and was reduced by the write-off of related deferred issuance costs of $3.5 million.

The change in other gain (loss), net, 2023 compared to 2022, was $1.1 million primarily due to an increase in foreign exchange gains driven by foreign currency exchange rate changes.

Provision for Income Taxes

Infinera recognized an income tax expense of $7.8 million on a loss before income taxes of $17.4 million, and $20.5 million on a loss before income taxes of $55.5 million, in 2023 and 2022, respectively. The resulting effective tax rates were (44.8) percent and (37.1) percent for 2023 and 2022, respectively. The 2023 and 2022 effective tax rates differ from the expected statutory rate of 21 percent based on state income taxes, tax credits, stock-based compensation expenses, foreign income taxed at different rates, impact due to foreign currency translation, foreign income inclusions in the U.S., foreign tax credit expiration, and losses in foreign jurisdictions that require a valuation allowance. The decrease in 2023 income tax provision compared to 2022 is due to benefit received from material foreign discrete.

Because of Infinera’s U.S. operating loss in 2023, significant loss carryforward position, and corresponding valuation allowance in all years, other than separate filing state taxes, a few combined states and minimum taxes, Infinera has not been subject to federal or state tax on its U.S. income because of the availability of loss carryforwards. If these losses and other tax attributes become fully utilized, Infinera’s taxes will increase significantly to a more normalized, expected rate on U.S. earnings. The release of transfer pricing reserves in the future may have a beneficial impact to tax expense, but the timing of the impact depends on factors such as expiration of the statute of limitations or settlements with tax authorities. No significant releases are expected in the near future based on information available at this time.

Liquidity and Capital Resources for the Quarter Ended June 29, 2024

	Six Months Ended
	June 29, 2024	July 1, 2023
	(In thousands)
Net cash flow (used in) provided by:
Operating activities	$(35,928)	$(349)
Investing activities	$(22,658)	$(27,582)
Financing activities	$(7,355)	$14,116

	June 29, 2024	December 30, 2023
	(In thousands)
Cash and cash equivalents	$114,670	$172,505
Restricted cash	982	1,354

	$115,652	$173,859

Infinera’s restricted cash balance amounts are primarily pledged as collateral for certain standby letters of credit related to customer performance guarantees, value added tax licenses and property leases.

Operating Activities

Net cash used in operating activities during the six-months ended June 29, 2024 was $35.9 million, compared to $0.3 million net cash used in operating activities for the corresponding period in 2023.

Net loss during the six-months ended June 29, 2024 was $109.7 million, which primarily included non-cash charges of $61.5 million such as depreciation, amortization of intangibles, restructuring charges and other related costs, amortization of debt issuance costs and discount, operating lease expense, and stock-based compensation, compared to a net loss during the six-months ended July 1, 2023 of $28.7 million, which included non-cash charges of $79.9 million.

Net cash provided by working capital was $12.2 million during the six-months ended June 29, 2024. Accounts receivable decreased by $94.8 million due to collections and lower customer billings. Inventory levels decreased by $46.1 million primarily due to Infinera’s efforts to reduce inventory. Prepaid and other assets increased by $52.6 million primarily due to increase in customer contract assets, contract manufacturing-related deposits and prepaid taxes. Accounts payable decreased by $78.1 million primarily due to timing of payments to suppliers. Accrued liabilities and other expenses decreased by $4.6 million primarily due to payment of compensation-related expenses. Deferred revenue increased by $6.6 million primarily due to the timing of customer billings during the period.

Net cash used in working capital was $51.6 million during the six-months ended July 1, 2023. Accounts receivable decreased by $94.2 million due to collections and lower customer billings. Inventory levels increased by $53.2 million primarily due to Infinera’s efforts to purchase more inventory to manage lead time challenges. Prepaid and other assets decreased by $11.4 million primarily due to decrease in customer contract assets. Accounts payable decreased by $28.0 million primarily due to timing of payments to suppliers. Accrued liabilities and other expenses decreased by $50.7 million primarily due to payout of management bonuses, timing of other compensation-related expenses, lower contract manufacturing-related accruals, and tax payments. Deferred revenue decreased by $25.3 million primarily due to amortization of maintenance renewals during the period.

Investing Activities

Net cash used in investing activities during the six-months ended June 29, 2024 was $22.7 million, entirely for the purchase of property and equipment. This was primarily due to capital expenditures related to laboratory and manufacturing equipment and leasehold improvements under construction.

Net cash used in investing activities during the six-months ended July 1, 2023 was $27.6 million, entirely for the purchase of property and equipment.

Financing Activities

Net cash used in financing activities during the six-months ended June 29, 2024 was $7.4 million, compared to net cash provided by financing activities of $14.1 million in the corresponding period of 2023. Financing activities during the six-months ended June 29, 2024 primarily included payment of $5.1 million for term licenses, and tax withholdings in the amount of $1.6 million paid on behalf of certain employees for net share settlements of RSUs.

Net cash provided by financing activities during the six-months ended July 1, 2023 was $14.1 million. Financing activities during the six-months ended July 1, 2023 primarily included net proceeds of $15.3 million from the issuance of Additional 2028 Notes and partial repurchase of the 2024 Notes and net proceeds of $8.7 million from the issuance of shares of Infinera Common Stock under the ESPP. These proceeds were offset by payment of $5.5 million term license purchases, payment of debt issuance costs of $2.0 million and tax withholdings in the amount of $1.7 million paid on behalf of certain employees for net share settlements of RSUs.

Liquidity

Infinera believes that its current cash, along with the Credit Facility (as defined below) will be sufficient to meet its anticipated cash needs for working capital and capital expenditures, mortgage payments, interest payments on its convertible senior notes (as defined below) and the repayment of Infinera’s 2024 Notes for at least 12 months. If the impact to Infinera’s business and financial position from weakness in the global economy, banking sector and financial markets is more extensive or prolonged than expected and its existing sources of cash are insufficient to satisfy its liquidity requirements, Infinera may require additional capital from equity or debt financings to fund its operations, to respond to competitive pressures or strategic opportunities, or otherwise. In addition, Infinera is continuously evaluating alternatives and potential transactions for efficiently funding its capital expenditures, ongoing operations and servicing its existing debt. Infinera may, subject to market conditions and other considerations, from time to time engage in a variety of financing transactions for such purposes, including the issuance of securities or the incurrence of additional debt and the refinancing of existing debt. Infinera may not be able to secure timely additional financing, or refinance existing debt, on favorable terms or at all. The terms of any additional financings or refinancing may place limits on Infinera’s financial and operating flexibility and Infinera may not be able to obtain terms as favorable as the terms of any debt being refinanced. If Infinera raises additional funds through further issuances of equity or equity-linked securities, its existing stockholders could suffer dilution in their percentage ownership of Infinera, and any new securities Infinera issues could have rights, preferences and privileges senior to those of holders of Infinera Common Stock.

On August 8, 2022 and on June 16, 2023, Infinera issued the Existing 2028 Notes and the Additional 2028 Notes, respectively, which will mature on August 1, 2028, unless earlier repurchased, redeemed or converted. Interest is payable semi-annually in arrears on February 1 and August 1 of each year, which commenced on February 1, 2023. Upon conversion of the 2028 Notes, Infinera will repay the principal amount in cash and the conversion premium in any combination of cash and shares of Infinera Common Stock, at its election.

The net proceeds from the issuance of the Additional 2028 Notes, after deducting the repurchase price for the 2024 Notes and offering expenses and fees, was approximately $12.5 million. Infinera used the net proceeds from this offering for general corporate purposes, including working capital and to fund growth and potential strategic projects.

On March 9, 2020, Infinera issued the 2027 Notes, which will mature on March 1, 2027, unless earlier repurchased, redeemed or converted. Interest is payable semi-annually in arrears on March 1 and September 1 of each year, which commenced on September 1, 2020. Upon conversion of the 2027 Notes, Infinera will pay or deliver, as the case may be, cash, shares of Infinera Common Stock, or a combination of cash and shares of Infinera Common Stock, at Infinera’s election.

On September 11, 2018, Infinera issued the 2024 Notes, which will mature on September 1, 2024, unless earlier repurchased, redeemed or converted. Interest is payable semi-annually in arrears on March 1 and September 1 of each year, which commenced on March 1, 2019. For the conversion obligation, Infinera intends to pay or deliver, as the case may be, cash, shares of Infinera Common Stock, or a combination of cash and shares of Infinera Common Stock, at Infinera’s election.

For more information regarding the convertible senior notes, please see Note 10, “Debt” to the notes to condensed consolidated financial statements, which is included in this proxy statement/prospectus. For more information regarding Infinera’s future payment obligations, please see Note 11, “Commitment and Contingencies” to the notes to the condensed consolidated financial statements, which is included in this proxy statement/prospectus.

On June 24, 2022, Infinera entered into the Loan Agreement. The Loan Agreement provides for a senior secured asset-based revolving credit facility of up to $200 million (the “Credit Facility”), which Infinera may draw upon from time to time. Infinera may increase the total commitments under the revolving credit facility by up to an additional $100 million, subject to certain conditions. In addition, the Loan Agreement provides for a $50 million letter of credit subfacility and a $20 million swingline loan facility.

As of June 29, 2024, Infinera had no outstanding borrowings under the Credit Facility and Infinera had availability of $132.1 million under the Credit Facility. For more information regarding the Credit Facility, please see Note 10, “Debt” to the notes to condensed consolidated financial statements, which is included in this proxy statement/prospectus.

As of June 29, 2024, Infinera had $115.7 million of cash, cash equivalents and restricted cash including $38.9 million of cash held by its foreign subsidiaries. Infinera’s policy with respect to undistributed foreign subsidiaries’ earnings is to consider those earnings to be indefinitely reinvested. As a result of the enactment in the U.S. of the Jobs Act, if and when funds are actually distributed in the form of dividends or otherwise, Infinera expects minimal tax consequences, including foreign withholding taxes, which would be applicable in some jurisdictions.

Infinera had standby letters of credit and bank guarantees as of the quarters ended June 29, 2024 and December 30, 2023. For more information, please see Note 15, “Guarantees” to the notes to condensed consolidated financial statements, which is included in this proxy statement/prospectus.

Liquidity and Capital Resources for the Year Ended December 30, 2023

	Years Ended
	December 30, 2023	December 31, 2022	December 25, 2021
	(In thousands)
Net cash flow provided by (used in):
Operating activities	$49,510	$(37,560)	$28,128
Investing activities	$(62,314)	$(46,053)	$(41,379)
Financing activities	$13,713	$82,346	$(101,544)

	Years Ended
	December 30, 2023	December 31, 2022
	(In thousands)
Cash and cash equivalents	$172,505	$178,657
Restricted cash	1,354	10,546

	$173,859	$189,203

Infinera’s restricted cash balance amounts are primarily pledged as collateral for certain standby letters of credit related to customer performance guarantees, value added tax licenses and property leases.

Operating Activities

Net cash provided by operating activities was $49.5 million for 2023, as compared to net cash used in operating activities of $37.6 million for 2022 and net cash provided by operating activities of $28.1 million for 2021.

Net loss for 2023 was $25.2 million, which included non-cash charges of $152.6 million such as depreciation, stock-based compensation, amortization of intangibles assets, operating lease expense, restructuring charges and related costs, and amortization of debt issuance costs, compared to a net loss of $76.0 million in 2022, which included non-cash charges of $152.1 million. Net cash used in working capital was $77.9 million in 2023. Accounts receivable decreased by $38.5 million due to timing of billings and collections. Inventory levels increased by $57.9 million due to changes in customer order patterns that reduced the amount of inventory drawdown following Infinera’s efforts to build inventory to manage previous lead time challenges. Prepaid and other assets decreased by $9.7 million primarily due to decrease in customer contract assets. Accounts payable decreased by $2.9 million primarily due timing of payments to suppliers. Accrued liabilities and other expenses decreased by $40.1 million primarily due to lower contract manufacturing accruals and decreases in accrued taxes, partially offset by increases in restructuring and other compensation related expenses. Deferred revenue decreased by $25.3 million due to amortization of maintenance renewals during the period.

Net loss for 2022 was $76.0 million, which included non-cash charges of $152.1 million such as depreciation, stock-based compensation, amortization of intangibles assets, operating lease expense, restructuring charges and related costs, and amortization of debt issuance costs, compared to a net loss of $170.8 million in 2021, which included non-cash charges of $193.8 million. Net cash used in working capital was $113.7 million in 2022. Accounts receivable increased by $69.0 million due to higher billings to customers and timing of collections. Inventory levels increased by $89.5 million due to Infinera’s efforts to purchase more inventory to manage lead time challenges resulting from the industry-wide supply chain environment. Prepaid and other assets increased by $34.0 million primarily due to increase in contract manufacturer deposits and increase in customer contract assets. Accounts payable increased by $88.3 million primarily due timing of payments to suppliers. Accrued liabilities and other expenses decreased by $24.4 million primarily due to timing of payments of other compensation related expenses and decreased restructuring and tax liabilities. Deferred revenue increased by $15.1 million due to higher maintenance renewals during the period attributable to expanding Infinera’s installed base. Maintenance contracts are typically contracted on an annual or multi-year basis.

Investing Activities

Net cash used in investing activities was for the purchase of property and equipment and amounted to $62.3 million and $46.1 million for 2023 and 2022, respectively. The increase was primarily due to capital expenditures related to laboratory and manufacturing equipment.

Financing Activities

Net cash provided by financing activities was $13.7 million for 2023. Financing activities in 2023 primarily included net proceeds of $15.3 million from issuance of the 2028 Notes and partial repurchase of the 2024 Notes, and $14.9 million from the issuance of shares of Infinera Common Stock under the Infinera ESPP. These proceeds were offset by $10.4 million term license purchases, $2.1 million payment of debt issuance costs incurred in connection with the issuance of the 2028 Notes and entering into the asset-based revolving credit facility under the Loan Agreement, $1.0 million payments on finance lease obligations, and tax withholdings in the amount of $2.5 million paid on behalf of certain employees for net share settlements of Infinera RSUs.

Net cash provided by financing activities was $82.3 million for 2022. Financing activities in 2022 primarily included net proceeds of $92.9 million from issuance of the 2028 Notes and partial repurchase of the 2024 Notes, and $15.2 million from the issuance of shares of Infinera Common Stock under the Infinera ESPP. These proceeds were offset by $7.7 million term license purchases, $12.5 million payment of debt issuance costs incurred in connection with the issuance of the 2028 Notes and entering into the asset-based revolving credit facility under the Loan Agreement, $1.3 million payments on finance lease obligations, and tax withholdings in the amount of $3.7 million paid on behalf of certain employees for net share settlements of Infinera RSUs.

Liquidity

Infinera believes that its current cash, along with the Credit Facility will be sufficient to meet its anticipated cash needs for working capital and capital expenditures, the repayment of its 2024 Notes and the interest payments on the 2027 Notes, the 2028 Notes and the Credit Facility for at least 12 months. If the impact to Infinera’s business and financial position from weakness in the global economy, banking sector and financial markets is more extensive or prolonged than expected and its existing sources of cash are insufficient to satisfy its liquidity requirements, Infinera may require additional capital from equity or debt financings to fund its operations, to respond to competitive pressures or strategic opportunities, or otherwise. In addition, Infinera is continuously evaluating alternatives for efficiently funding its capital expenditures and ongoing operations. Infinera may, subject to market conditions and other considerations, from time to time engage in a variety of financing transactions for such purposes, including the issuance of securities or the incurrence of additional debt and the refinancing of existing debt. Infinera may not be able to secure timely additional financing, or restructure existing debt, on favorable terms or at all. The terms of any additional financings or restructurings may place limits on Infinera’s financial and operating flexibility. If Infinera raises additional funds through further issuances of equity or equity-linked securities, Infinera’s existing stockholders could suffer dilution in their percentage ownership of Infinera, and any new securities Infinera issues could have rights, preferences and privileges senior to those of holders of Infinera Common Stock.

On August 8, 2022, and on June 16, 2023, Infinera issued the Existing 2028 Notes, and the Additional 2028 Notes, respectively which will mature on August 1, 2028, unless earlier repurchased, redeemed or converted. Interest is payable semi-annually in arrears on February 1 and August 1 of each year, which commenced on February 1, 2023. In the event that all of the 2028 Notes are converted, Infinera would be required to repay the principal amount in cash and the conversion premium in any combination of cash and shares of Infinera Common Stock at its election.

The net proceeds from the issuance of the Additional 2028 Notes, after deducting the repurchase price for the 2024 Notes and offering expenses and fees, was approximately $12.5 million. Infinera used the net proceeds from this offering for general corporate purposes, including working capital and to fund growth and potential strategic projects.

On March 9, 2020, Infinera issued the 2027 Notes, which will mature on March 1, 2027, unless earlier repurchased, redeemed or converted. Interest is payable semi-annually in arrears on March 1 and September 1 of each year, which commenced on September 1, 2020. For the conversion obligation, Infinera intends to pay or deliver, as the case may be, cash, shares of its common stock, or a combination of cash and shares of Infinera Common Stock, at its election.

On September 11, 2018, Infinera issued the 2024 Notes, which will mature on September 1, 2024, unless earlier repurchased, redeemed or converted. Interest is payable semi-annually in arrears on March 1 and September 1 of each year, which commenced on March 1, 2019. For the conversion obligation, Infinera intends to pay or deliver, as the case may be, cash, shares of its common stock, or a combination of cash and shares of Infinera Common Stock, at its election.

For more information regarding the convertible senior notes, please see Note 11, “Debt” to the notes to consolidated financial statements, which is included in this proxy statement/prospectus. Refer to the contractual obligations section below for future payment obligations.

On June 24, 2022, Infinera entered into the Loan Agreement. The Loan Agreement provides for a senior secured asset-based revolving credit facility of up to $200 million, which Infinera may draw upon from time to time. Infinera may increase the total commitments under the revolving credit facility by up to an additional $100 million, subject to certain conditions. In addition, the Loan Agreement provides for a $50 million letter of credit subfacility and a $20 million swingline loan facility.

As of December 30, 2023, Infinera had no drawings on the Credit Facility and Infinera had availability of $177.7 million under the Credit Facility. For more information regarding the Credit Facility, please see Note 11, “Debt” to the notes to consolidated financial statements, which is included in this proxy statement/prospectus.

As of December 30, 2023, Infinera had $173.9 million of cash, cash equivalents and restricted cash including $48.1 million of cash held by its foreign subsidiaries. Infinera’s policy with respect to undistributed foreign subsidiaries’ earnings is to consider those earnings to be indefinitely reinvested. As a result of the enactment in the United States of the Jobs Act, if and when funds are actually distributed in the form of dividends or otherwise, Infinera expects minimal tax consequences, including foreign withholding taxes, which would be applicable in some jurisdictions.

Infinera had standby letters of credit and bank guarantees as of the years ended December 30, 2023 and December 31, 2022. For more information, please see Note 13, “Guarantees” to the notes to consolidated financial statements, which is included in this proxy statement/prospectus.

Contractual Obligations

The following is a summary of Infinera’s contractual obligations as of December 30, 2023 and December 31, 2022 (in thousands):

	December 30, 2023	December 31, 2022	Change	% Change
Operating leases(1)	$111,316	$71,903	$39,413	55%
Finance lease obligations	5,220	966	4,254	440%
Purchase obligations(2)	466,346	744,777	(278,431)	(37)%
2028 Notes, including interest(3)	562,579	457,572	105,007	23%
2027 Notes, including interest(3)	217,500	222,500	(5,000)	(2)%
2024 Notes, including interest(3)	19,145	107,015	(87,870)	(82)%
Mortgage payable, including interest	6,830	7,611	(781)	(10)%

Total contractual obligations(4)	$1,388,936	$1,612,344	$(223,408)	(14)%

(1)

Infinera leases facilities under non-cancelable operating lease agreements. These leases have varying terms that range from one to 14 years, and contain leasehold improvement incentives, rent holidays and escalation clauses. In addition, some of these leases have renewal options for up to six years. Infinera also has contractual commitments to remove leasehold improvements and return certain properties to a specified condition when the leases terminate. For more information, please see Note 12, “Commitments and Contingencies” to the notes to consolidated financial statements, which is included in this proxy statement/prospectus.

(2)

Infinera has service agreements with certain production suppliers under which Infinera is committed to purchase certain parts. The decrease in purchase obligations compared with the end of fiscal 2022 was primarily due to Infinera’s efforts to reduce inventory and overall spend.

(3)

For more information regarding Infinera’s asset-based revolving credit facility and 2028, 2027 and 2024 Notes, please see Note 11, “Debt” to the notes to consolidated financial statements, which is included in this proxy statement/prospectus.

(4)

Certain commitments and contingencies are not included in the table because Infinera cannot reliably estimate the timing and amount of future payments, if any. For example, tax liabilities of $8.1 million related to uncertain tax positions and expected future payments to Infinera’s pension and post-employment plans are excluded from the contractual obligation table because they do not represent contractual cash outflows as they are dependent on various factors. For more information relating to Infinera’s pension and post-retirement benefit plans, please see Note 17, “Employee Benefit and Pension Plans” to the notes to consolidated financial statements, which is included in this proxy statement/prospectus.

Critical Accounting Policies and Estimates

Infinera’s consolidated financial statements are prepared in accordance with GAAP. These accounting principles require Infinera to make certain estimates, assumptions and judgments that can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the periods presented. For more information, please see Note 2, “Significant Accounting Policies” to the notes to consolidated financial statements, which is included in this proxy statement/prospectus. Financial Statements and Supplementary Data, which describes Infinera’s significant accounting policies and methods used in preparation of its consolidated financial statements. Management believes that the estimates, assumptions and judgments upon which they rely are reasonable based upon information available to them at the time that these estimates and judgments are made. To the extent there are material differences between these estimates and actual results, Infinera’s consolidated financial statements will be affected.

Infinera believes its critical accounting policies and estimates are those related to revenue recognition, accounting for income taxes, and inventory valuation. Management considers these policies critical because they are both important to the portrayal of Infinera’s financial condition and results of operations, and they require management to make judgments and estimates about inherently uncertain matters.

Revenue Recognition

Infinera recognizes revenue when control of the promised goods or services is transferred to its customers, in an amount that reflects the consideration Infinera expects to be entitled to in exchange for those goods or services.

Infinera determines revenue recognition by applying the following five-step approach:

•	identification of the contract, or contracts, with a customer;

•	identification of the performance obligations in the contract;

•	determination of the transaction price;

•	allocation of the transaction price to the performance obligations in the contract; and

•	recognition of revenue when, or as, Infinera satisfies a performance obligation.

Many of Infinera’s product sales are sold in combination with installation and deployment services along with initial hardware and software support. Infinera’s product sales are also sold at times with spares management, on-site hardware replacement services, network operations management, software subscription services, extended hardware warranty and training. Initial software and hardware support services are generally delivered over a one-year period in connection with the initial purchase. Software warranty provides customers with maintenance releases during the warranty support period and hardware warranty provides replacement or repair of equipment that fails to perform in line with specifications. Software subscription services include software warranty and additionally provides customers with rights to receive unspecified software product upgrades released during the support period.

Spares management and on-site hardware replacement services include the replacement of defective units at customer sites in accordance with specified service level agreements. Network operations management includes the day-to-day operation of a customer’s network. These services are generally delivered on an annual basis. Infinera evaluates each promised good and service in a contract to determine whether it represents a distinct performance obligation or should be accounted for as a combined performance obligation.

Services revenue includes software subscription services, installation and deployment services, spares management, on-site hardware replacement services, network operations management, extended hardware warranty and training. Revenue from software subscription services, spares management, on-site hardware replacement services, network operations management and extended hardware warranty contracts is deferred and is recognized ratably over the contractual support period, which is generally one year, as services are provided over the course of the entire period. Revenue related to training and installation and deployment services is recognized upon completion of the services.

Contracts and customer purchase orders are generally used to determine the existence of an arrangement. In addition, shipping documents and customer acceptances, when applicable, are used to verify delivery and transfer of title. Infinera typically satisfies its performance obligations upon shipment or delivery of product depending on the contractual terms. Payment terms to customers generally range from net 30 to 120 days from invoice, which are considered to be standard payment terms. Infinera assess its ability to collect from its customers based primarily on the creditworthiness and past payment history of the customer.

Customer product returns are generally approved on a case by case basis. Specific reserve provisions are made based upon a specific review of all the approved product returns where the customer has yet to return the products to generate the related sales return credit at the end of a period. Estimated sales returns are recorded as a reduction to revenue.

For sales to resellers, the same revenue recognition criteria apply. It is Infinera’s practice to identify an end-customer prior to shipment to a reseller. Infinera does not offer rights of return or price protection to its resellers.

Infinera reports revenue net of any required taxes collected from customers and remitted to government authorities, with the collected taxes recorded as current liabilities until remitted to the relevant government authority.

Customer Purchase Commitments

Infinera sells software licenses that provide customers the ability to purchase incremental bandwidth capacity on an already-deployed piece of hardware. Instant Bandwidth-enabled systems generally include a specific initial capacity and incremental capacity can be added by the purchase of Instant Bandwidth licenses. Instant Bandwidth licenses are considered distinct performance obligations because customers can provision additional transmission capacity on demand without the deployment of any incremental equipment.

Some contracts commit the customer to purchase incremental Instant Bandwidth licenses within a specified time frame from the initial shipment of the Instant Bandwidth-enabled hardware. The time frame varies by customer and generally ranges between 12 to 24 months. If the customer does not purchase the additional capacity within the time frame as stated in the contract, Infinera has the right to deliver and invoice such Instant Bandwidth licenses to the customer. Future committed licenses are considered to be additional performance obligations when a minimum purchase obligation is present, as evidenced by enforceable rights and obligations. As such, Infinera is required to estimate the variable consideration for future Instant Bandwidth licenses as part of determining the contract transaction price.

Contract Termination Rights

The contract term is determined on the basis of the period over which the parties to the contract have present enforceable rights and obligations. Certain customer contracts include a termination for convenience clause that allows the customer to terminate services without penalty, upon advance notification. For such contracts, the service duration is limited to the non-cancelable portion of the contract.

Variable Consideration

The consideration associated with customer contracts is generally fixed. Variable consideration includes discounts, rebates, refunds, credits, incentives, penalties, or other similar items. The amount of consideration that can vary is not a substantial portion of total consideration.

Variable consideration estimates are re-assessed at each reporting period until a final outcome is determined. The changes to the original transaction price due to a change in estimated variable consideration will be applied on a retrospective basis, with the adjustment recorded in the period in which the change occurs.

Stand-alone Selling Price

The transaction price for a contract is allocated among the performance obligations on a relative SSP basis. The SSP is the price at which an entity would sell a promised product or service separately to a customer.

While certain services Infinera sells have readily observable SSPs, the majority of its products and services are generally not sold on a stand-alone basis and therefore SSPs for such products and services are not directly observable. If there is no observable SSP, it is estimated using judgment and considering all reasonably available information, including but not limited to, gross margin objectives, pricing practices in customer contracts with multiple goods and services, internal costs, historical profitability data, competitor pricing strategies, as well as other observable inputs. The determination of SSPs for performance obligation is assessed on a periodic basis and estimates are revised to reflect any significant changes to underlying assumptions, as needed.

Transaction Price Allocated to the Remaining Performance Obligation

Infinera’s remaining performance obligations represent the transaction price allocated to performance obligations that are unsatisfied or partially satisfied, as of period end, consisting of deferred revenue and non-cancellable backlog. Infinera’s backlog represents purchase orders received from customers for future product shipments and services that are unsatisfied or partially satisfied as of period end. Infinera’s backlog is subject to future events that could cause the amount or timing of the related revenue to change. Orders in backlog may be fulfilled several quarters following receipt or may relate to multi-year support service obligations.

Accounting for Income Taxes

As part of the process of preparing Infinera’s consolidated financial statements, Infinera is required to estimate Infinera’s taxes in each of the jurisdictions in which Infinera operates. Infinera estimates actual current tax expense together with assessing temporary differences resulting from different treatment of items, such as accruals and allowances not currently deductible for tax purposes. These differences result in deferred tax assets and liabilities, which are included in Infinera’s consolidated balance sheets. In general, deferred tax assets represent future tax benefits to be received when certain expenses previously recognized in Infinera’s consolidated statements of operations become deductible expenses under applicable income tax laws or loss, or credit carryforwards are utilized. Accordingly, realization of Infinera’s deferred tax assets is dependent on future taxable income within the respective jurisdictions against which these deductions, losses and credits can be utilized within the applicable future periods.

Infinera must assess the likelihood that some portion or all of Infinera’s deferred tax assets will be recovered from future taxable income within the respective jurisdictions. To the extent Infinera believes that recovery does not meet the “more-likely-than-not” standard, it must establish a valuation allowance. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management judgment is required in determining its provision for income taxes, its deferred tax assets and liabilities and any valuation allowance recorded against Infinera’s net deferred tax assets. In evaluating the need for a full or partial valuation allowance, all positive and negative evidence must be considered, including Infinera’s forecast of taxable income over the applicable carryforward periods, its current financial performance, its market environment, and other factors. Based on the available objective evidence, at December 30, 2023, management believes it is not more likely than not that the domestic net deferred tax assets will be realizable in the foreseeable future. Accordingly, the domestic net deferred tax assets are subject to a full valuation allowance. To the extent that Infinera determines that deferred tax assets are realizable on a more likely than not basis, and an adjustment is needed, that adjustment will be recorded in the period that the determination is made.

Inventory Valuation

Inventories consist of raw materials, work-in-process and finished goods and are stated at standard cost adjusted to approximate the lower of actual cost or net realizable value. Costs are recognized utilizing the first-in, first-out method. Net realizable value is based upon an estimated selling price reduced by the estimated cost of disposal. The determination of market value involves numerous judgments including estimated average selling prices based upon recent sales volumes, industry trends, existing customer orders, current contract price, future demand and pricing and technological obsolescence of Infinera’s products.

Inventory that is obsolete or in excess of Infinera’s forecasted demand or is anticipated to be sold at a loss is written down to its estimated net realizable value based on historical usage and expected demand. In valuing Infinera’s inventory costs and deferred inventory costs, Infinera considered whether the net realizable value of inventory delivered or expected to be delivered at less than cost, primarily comprised of common equipment, had declined. Infinera concluded that, in the instances where the net realizable value of inventory delivered or expected to be delivered was less than cost, it was appropriate to value the inventory costs and deferred inventory costs at cost or net realizable value, whichever is lower, thereby recognizing the cost of the reduction in net realizable value of inventory in the period in which the reduction occurred or can be reasonably estimated. Infinera has, therefore, recognized inventory write-downs as necessary in each period in order to reflect inventory at the lower of actual cost or net realizable value.

Infinera considers whether Infinera should accrue losses on firm purchase commitments related to inventory items. Given that the net realizable value of common equipment is below contractual purchase price, Infinera has also recorded losses on these firm purchase commitments in the period in which the commitment is made. When the inventory parts related to these firm purchase commitments are received, that inventory is recorded at the purchase price less the accrual for the loss on the purchase commitment.

Recent Accounting Pronouncements

For a full description of recent accounting pronouncements including the respective expected dates of adoptions and effects on Infinera, please see Note 2, “Significant Accounting Policies” to the notes to consolidated financial statements, which is included in this proxy statement/prospectus.

DESCRIPTION OF NOKIA AMERICAN DEPOSITARY SHARES

Nokia has appointed, and Citibank, N.A. has agreed, to act as the Depositary. Citibank, N.A. depositary offices are located at 388 Greenwich Street, New York, NY 10013, United States. Nokia ADSs represent ownership interests in securities that are on deposit with the Depositary. Nokia ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The Depositary has appointed Nordea Bank Finland PLC as a custodian to safekeep the securities on deposit.

A copy of the Deposit Agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the Deposit Agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website (www.sec.gov). Please refer to registration numbers 333-105373 and 333-182900 when retrieving such copy.

Nokia is providing you with a summary description of the material terms of the Nokia ADSs and of your material rights as an owner of Nokia ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of Nokia ADSs will be determined by reference to the terms of the Deposit Agreement and not by this summary. Nokia urges you to review the Deposit Agreement in its entirety.

Each Nokia ADS represents the right to receive one Nokia Share on deposit with the custodian. A Nokia ADS also represents the right to receive any other property received by the Depositary or the custodian on behalf of the owner of the Nokia ADS but that has not been distributed to the owners of Nokia ADSs because of legal restrictions or practical considerations.

If you become an owner of Nokia ADSs, you will become a party to the Deposit Agreement and therefore will be bound to its terms and to the terms of any ADR that represents your Nokia ADSs. The deposit agreement and the ADR specify Nokia’s rights and obligations as well as your rights and obligations as owner of Nokia ADSs and those of the Depositary. As a Nokia ADS owner you appoint the Depositary to act on your behalf in certain circumstances. The Deposit Agreement and the ADRs are governed by New York law. However, Nokia’s obligations to the owners of Nokia Shares will continue to be governed by the laws of Finland, which may be different from the laws in and of the United States.

In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the Depositary, the custodian, Nokia nor any of their respective agents or affiliates shall be required to take any actions whatsoever on behalf of you to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

As an owner of Nokia ADSs, you may hold your Nokia ADSs either by means of an ADR registered in your name, through a bank, broker or other nominee, or through an account established by the Depositary in your name reflecting the registration of uncertificated Nokia ADSs directly on the books of the Depositary (the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of Nokia ADSs by the Depositary. Under the direct registration system, ownership of Nokia ADSs is evidenced by periodic statements issued by the Depositary to the owners of the Nokia ADSs. The direct registration system includes automated transfers between the Depositary and the DTC, the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your Nokia ADSs through a bank, broker or other nominee, you must rely on the procedures of your broker or bank to assert your rights as a Nokia ADS owner.

Banks and brokers typically hold securities such as the Nokia ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of Nokia ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All Nokia ADSs held through DTC will be registered in the name of a nominee of DTC. Any reference to “you” made herein assumes that the reader owns Nokia ADSs and will own Nokia ADSs at the relevant time. This summary description assumes you have opted to own the Nokia ADSs directly by means of a Nokia ADS registered in your name and, as such, you will be referred to in this summary as the “owner.”

Dividends and Distributions

As an owner, you generally have the right to receive the distributions Nokia makes on the securities deposited with the custodian bank. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Owners will receive such distributions under the terms of the Deposit Agreement in proportion to the number of Nokia ADSs held as of a specified record date.

Distributions of Cash

Whenever Nokia makes a cash distribution for the securities on deposit with the custodian, Nokia will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the Depositary will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the owners, subject to Finnish laws and regulations.

The conversion into U.S. dollars will take place only if the conversion can be effected on a reasonable basis and if the U.S. dollars are transferable to the United States. The amounts distributed to owners will be net of the fees, expenses, taxes and governmental charges payable by owners under the terms of the Deposit Agreement. The Depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

Distributions of Shares

Whenever Nokia makes a free distribution of Nokia Shares for the securities on deposit with the custodian, Nokia will deposit the applicable number of Nokia Shares with the custodian. Upon receipt of confirmation of such deposit, the Depositary will either distribute to owners new Nokia ADSs representing the Nokia Shares deposited or modify the Nokia ADS-to-ordinary shares ratio, in which case each Nokia ADS you hold will represent rights and interests in the additional Nokia Shares so deposited. Only whole new Nokia ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new Nokia ADSs or the modification of the Nokia ADS-to-Nokia Shares ratio upon a distribution of Nokia Shares will be made net of the fees, expenses, taxes and governmental charges payable by owners under the terms of the Deposit Agreement.

No such distribution of new Nokia ADSs will be made if it would violate a law (i.e., the U.S. securities laws).

Distributions of Rights

Whenever Nokia intends to distribute rights to purchase additional Nokia Shares, Nokia will give prior notice to the Depositary and Nokia will assist the Depositary in determining whether it is lawful and feasible to distribute rights to purchase additional Nokia ADSs to owners.

The Depositary will establish procedures to distribute rights to purchase additional Nokia ADSs to owners and to enable such owners to exercise such rights if it is lawful and feasible to make the rights available to owners of Nokia ADSs, and if Nokia provides all of the documentation contemplated in the Deposit Agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new Nokia ADSs upon the exercise of your rights.

The Depositary will not distribute the rights to you if:

•	Nokia does not timely request that the rights be distributed to you or Nokia requests that the rights not be distributed to you;

•	Nokia fails to deliver satisfactory documents to the Depositary; or

•	it is not lawful or feasible to distribute the rights.

The Depositary will use reasonable efforts to sell the rights that are not exercised or not distributed. The proceeds of such sale will be distributed to owners as in the case of a cash distribution. If the Depositary is unable to sell the rights, it will allow the rights to lapse.

Other Distributions

Whenever Nokia intends to distribute property other than cash, Nokia Shares or rights to purchase additional Nokia Shares, Nokia will notify the Depositary in advance. If so, Nokia will assist the Depositary in determining whether such distribution to owners is lawful and feasible.

If it is lawful and feasible to distribute such property to you, the Depositary will distribute the property to the owners in a manner it deems equitable and practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by owners under the terms of the Deposit Agreement. In order to pay such taxes and governmental charges, the Depositary may sell all or a portion of the property received.

The proceeds of such a sale will be distributed to owners as in the case of a cash distribution.

Issuance of Nokia ADSs upon Deposit of Nokia Shares

The Depositary may create Nokia ADSs on your behalf if you or your broker deposits Nokia Shares with the custodian. The Depositary will deliver these Nokia ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the Nokia Shares to the custodian. Your ability to deposit Nokia Shares and receive Nokia ADSs may be limited by U.S. and Finnish legal considerations applicable at the time of deposit.

The issuance of Nokia ADSs may be delayed until the Depositary or the custodian receives confirmation that all required approvals have been given and that the Nokia Shares have been duly transferred to the custodian. The Depositary will only issue Nokia ADSs in whole numbers.

When you make a deposit of Nokia Shares, you will be responsible for transferring good and valid title to the Depositary. As such, you will be deemed to represent and warrant that:

•	the Nokia Shares are validly issued, outstanding, fully paid and non-assessable;

•	you are duly authorized to deposit the Nokia Shares; and

•

the Nokia Shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge mortgage pledge or restriction on transfer, and are not, and the Nokia ADSs issuable upon such deposit will not be, “restricted securities.”

If any of the representations or warranties is incorrect in any way, Nokia and the Depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Voting Rights

As an owner, you may have the right under the Deposit Agreement to instruct the Depositary to exercise the voting rights for the Nokia Shares represented by your Nokia ADSs. The voting rights of holders of Nokia Shares are described under the section heading “Operating and financial review and prospects—Shares and shareholders” of the Nokia Annual Report.

As soon as practicable, after receipt of notice by the Depositary, the Depositary will distribute to you any notice of general meeting received from Nokia together with information explaining how to instruct the Depositary to exercise the voting rights of the securities represented by Nokia ADSs. In addition, voting rights may be conditioned on proof of ownership.

If the Depositary timely receives valid voting instructions from an owner of Nokia ADSs, the Depositary will endeavor to cause the Nokia Shares on deposit to be voted by the custodian directly or by proxy in accordance with the voting instructions received from owners of Nokia ADSs.

Please note that the ability of the Depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. Nokia cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the Depositary in a timely manner.

Disclosure of Interests

By holding your Nokia ADSs, you consent to and agree to be bound by the provisions of or governing any deposited securities (including, without limitation, provisions of U.S. and Finnish law, the Nokia Articles, and resolutions and regulations of the Nokia Board adopted pursuant to provisions of Finnish law or the Nokia Articles) including, without limitation, those that:

•	require disclosure to Nokia of beneficial or other ownership of the deposited Nokia Shares, other Nokia Shares or other securities;

•	require disclosure of your address and nationality; and

•	impose potential limitations on voting rights.

You are further deemed to agree that Nokia may block voting or other rights to enforce the disclosure obligations discussed above or to enforce compliance with the ownership limitations described above. You also agree by holding Nokia ADSs to cooperate with the Depositary’s efforts to comply with Nokia’s instructions on these matters.

Withdrawal of Deposited Securities

Upon your receipt of Nokia ADSs at the Effective Time, you may surrender your Nokia ADSs to the Depositary for the purpose of withdrawal of the corresponding Nokia Shares in Finland. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Depositary will deliver the Nokia Shares and any other deposited securities underlying the Nokia ADSs to the Nokia ADS holder or a person the Nokia ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the Depositary will deliver the deposited securities at its office, if feasible. However, the Depositary is not required to accept surrender of Nokia ADSs to the extent it would require delivery of a fraction of a deposited Nokia Share or other security. The Depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

Fees and Charges

As a Nokia ADS holder, you will be required to pay the following service fees to the Depositary:

Service	Fees, USD
Issuance of ADSs	Up to 5 cents per ADS(1)
Cancellation of ADSs	Up to 5 cents per ADS(1)
Distribution of cash dividends or other cash distributions	Up to 2 cents per ADS
Distribution of ADSs pursuant to (i) stock dividends, free stock distributions or (ii) exercises of rights to purchase additional ADSs	Up to 5 cents per ADS
Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to 5 cents per ADS(1)
ADS transfer fee	1.50 cents per transfer(1)

(1)

These fees are typically paid to the Depositary by the brokers on behalf of their clients receiving the newly issued ADSs from the Depositary and by the brokers on behalf of their clients delivering the ADSs to the Depositary for cancellation. The brokers in turn charge these transaction fees to their clients.

Please note that notwithstanding the foregoing, you will not be charged any issuance fees for issuances of Nokia ADSs as Share Consideration.

As a Nokia ADS holder you will also be responsible to pay certain fees and expenses incurred by the Depositary and certain taxes and governmental charges such as:

•	fees for the transfer and registration of Nokia Shares charged by the registrar and transfer agent for the Nokia Shares in Finland (i.e., upon deposit and withdrawal of Nokia Shares);

•	expenses incurred for converting foreign currency into U.S. dollars;

•	expenses for cable, telex and fax transmissions and for delivery of securities;

•	taxes and duties upon the transfer of securities (i.e., when Nokia Shares are deposited or withdrawn from deposit); and

•	fees and expenses incurred in connection with the delivery or servicing of Nokia Shares on deposit.

Depositary fees payable upon the issuance and surrender of Nokia ADSs are typically paid to the Depositary by the brokers (on behalf of their clients) receiving the newly issued Nokia ADSs from the Depositary and by the brokers (on behalf of their clients) delivering the Nokia ADSs to the Depositary for cancellation. The brokers in turn charge these fees to their clients.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividend, rights), the depositary bank charges the applicable fee to the record date of Nokia ADS owners concurrent with the distribution. In the case of Nokia ADSs registered in the name of the ADS owners (whether certificated or uncertificated in direct registration), the Depositary sends invoices to the applicable record date of Nokia ADS owners. In the case of Nokia ADSs held through a bank, broker or other nominee (via DTC), the Depositary generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the Nokia ADSs held in DTC) from the brokers and custodians holding Nokia ADSs in their DTC accounts. The brokers and custodians who hold their clients’ Nokia ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the Depositary may, under the terms of the Deposit Agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the Nokia ADS holder.

Note that the fees and charges you may be required to pay may vary over time and may be changed by Nokia and by the Depositary. You will receive prior notice of such changes.

The Depositary may reimburse Nokia for certain expenses incurred by Nokia in respect of the ADR program established pursuant to the Deposit Agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as Nokia and the Depositary may agree from time to time.

Amendments and Termination

Nokia may agree with the Depositary to modify the Deposit Agreement at any time without your consent. Nokia undertakes to give owners 30 days’ prior notice of any modifications that would prejudice any of their substantial rights under the Deposit Agreement. In addition, Nokia may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the Deposit Agreement if you continue to hold your Nokia ADSs after the modifications to the Deposit Agreement become effective. The Deposit Agreement may not be amended to impair your right to withdraw the securities represented by your Nokia ADSs except to comply with mandatory provisions of law.

Nokia has the right to direct the Depositary to terminate the Deposit Agreement. Similarly, the Depositary may in certain circumstances on its own initiative terminate the Deposit Agreement. In either case, the Depositary must give notice to the owners at least 30 days before termination. Until termination, your rights under the Deposit Agreement will be unaffected.

After termination, the Depositary will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your Nokia ADSs) and may sell the securities held on deposit. After the sale, the Depositary will hold the proceeds from such sale and any other funds then held for the owners of Nokia ADSs in a non-interest bearing account. At that point, the Depositary will have no further obligations to owners other than to account for the funds then held for the owners of Nokia ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

Books of Depositary

The Depositary will maintain Nokia ADS holder records at its depositary office and at the principal office of the custodian. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other owners in the interest of business matters relating to the Nokia ADSs and the Deposit Agreement.

The Depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of Nokia ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The Deposit Agreement limits Nokia’s obligations and the Depositary’s obligations to you. Please note the following:

•	Nokia and the Depositary are obligated only to take the actions specifically stated in the Deposit Agreement in good faith and without negligence.

•

the Depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the Deposit Agreement.

•

the Depositary disclaims any liability for the validity or worth of the Nokia Shares, for allowing any rights to lapse under the terms of the Deposit Agreement, for the timeliness of any of Nokia’s notices or for Nokia’s failure to give notice.

•	Nokia and the Depositary will not be obligated to perform any act that is inconsistent with the terms of the Deposit Agreement.

•

Nokia and the Depositary disclaim any liability if Nokia or the Depositary is prevented, delayed or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the Deposit Agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of Nokia’s articles of association, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond their control.

•

Nokia and the Depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the Deposit Agreement or in the Nokia Articles or in any provisions of or governing the securities on deposit.

•

Nokia and the Depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Nokia Shares for deposit, any owner of Nokia ADSs or authorized representatives thereof, or any other person believed by either Nokia or the Depositary in good faith to be competent to give such advice or information.

•	Nokia and the Depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

Pre-Release Transactions

The Depositary no longer engages in pre-release transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on the Nokia ADSs and the securities represented by the Nokia ADSs. Nokia, the Depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by owners and may sell any and all property on deposit to pay the taxes and governmental charges payable by owners. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The Depositary may refuse to issue Nokia ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder.

Foreign Currency Conversion

The Depositary will arrange for the conversion of all foreign currency received into U.S. dollars if it determines that such conversion can be made on a reasonable basis, and it will distribute the U.S. dollars in accordance with the terms of the Deposit Agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the Depositary determines that the conversion of foreign currency cannot be made on a reasonable basis, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the Depositary may take the following actions in its discretion:

•	convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the owners for whom the conversion and distribution is lawful and practical;

•	distribute the foreign currency to owners for whom the distribution is lawful and practical; and

•	hold the foreign currency (without liability for interest) for the remaining owners.

Information Relating to the Depositary

Citibank, N.A. was originally organized on June 16, 1812, and is now a national banking association organized under the National Bank Act of 1864 of the United States of America. Citibank, N.A. is primarily regulated by the U.S. Office of the Comptroller of the Currency.

COMPARISON OF STOCKHOLDERS’/SHAREHOLDERS’ RIGHTS

The following is a summary of comparison of the material differences between the rights and obligations of Infinera stockholders under the Infinera Certificate, the Infinera Bylaws and the DGCL and the rights and obligations Infinera stockholders will have as indirect shareholders of Nokia under the Finnish Companies Act and the Nokia Articles. This section does not include a complete description of all differences between the current rights of Infinera stockholders and the rights that Infinera stockholders will have as indirect Nokia shareholders following the consummation of the Merger, nor does it include a complete description of the specific rights of these respective holders. Furthermore, the identification of some of the differences in the rights of these holders as material is not intended to indicate that other different rights do not exist.

The statements in this section are qualified in their entirety by reference to, and are subject to, the detailed provisions of the applicable laws of Finland and DGCL, the Infinera Certificate, the Infinera Bylaws and the Nokia Articles.

Infinera	Nokia
Organizational Documents

The rights of Infinera stockholders are currently governed by the Infinera Certificate, the Infinera Bylaws and the DGCL.	The rights of Nokia shareholders are currently governed by the Nokia Articles and the Finnish Companies Act.

Authorized Capital Stock

Infinera is authorized to issue two (2) classes of capital stock which are designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares of Common Stock authorized to be issued is 500,000,000 shares. The total number of shares of Preferred Stock authorized to be issued is 25,000,000 shares.

The Infinera Board is authorized to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of any series of Preferred Stock that is designated in the Infinera Certificate or by the Infinera Board pursuant to the authority granted to it in the Infinera Certificate) the number of shares of any series, the number of which was fixed by it, subsequent to the issuance of shares of such series then outstanding, subject to the powers, preferences and rights, and the qualifications, limitations and restrictions thereof stated in the Infinera Certificate or the resolution of the Infinera Board originally fixing the number of shares of such series. If the number of shares of any series is so decreased, then the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

As of December 31, 2023, Nokia’s share capital amounts to EUR 245,896,461.96 and the total number of shares issued was 5,613,496,565. The shares of Nokia have no par or nominal value. The total number of shares of Nokia authorized to be issued is 530,000,000 shares through the issuance of shares or special rights entitling to shares under Chapter 10, Section 1 of the Finnish Companies Act in one or more issuances during the effective period of the authorization.

Infinera	Nokia
Preferred Stock

The total number of shares of Preferred Stock authorized to be issued is 25,000,000 shares. Under the Infinera Certificate, the Infinera Board is further authorized, subject to limitations prescribed by law, to fix by resolution or resolutions the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, of any wholly unissued series of Preferred Stock, including without limitation authority to fix by resolution or resolutions the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences of any such series, and the number of shares constituting any such series and the designation thereof, or any of the foregoing. Infinera does not have any shares of Preferred Stock outstanding.	Nokia has a single share class and all Nokia’s shares (including shares to be issued in connection with the Merger) are entitled to equal rights in the company. Nokia does not have preferred shares and the creation of a new share class for Nokia, such as preferred shares, would require an amendment to the Nokia Articles in accordance with the Finnish Companies Act.

Voting Rights

Each share of Infinera Common Stock is entitled to one vote on all matters submitted to a vote of stockholders. Holders of shares of Infinera Common Stock do not have cumulative voting rights. This means a holder of a single share of Infinera Common Stock cannot cast more than one vote for each position to be filled on the Infinera Board. The directors of Infinera are elected if the votes cast for such nominee’s election or re-election exceed the votes cast against such nominee’s election or re-election; provided, however, that directors shall be elected by a plurality of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors at any meeting of stockholders for which, (i) Infinera’s secretary receives notice that a stockholder has nominated a person for election or re-election to the Infinera Board in compliance with procedures set forth in the Infinera Bylaws and (ii) such nomination has not been withdrawn by such stockholder on or prior to the date that is 10 calendar days in advance of the date Infinera files its definitive proxy statement for such meeting with the SEC. Except as otherwise provided by law, the Infinera Certificate, the Infinera Bylaws and the rules of any applicable stock exchange, on all other matters submitted to the stockholders, the

Each shareholder has as many votes as shares that he owns or represents at the general meeting of shareholders.

Shareholders shall exercise their right to vote at a general meeting of shareholders either in person or through a proxy. In order to attend a general meeting a shareholder must notify the company by the date stated in the notice of the meeting, which may be no more than 10 calendar days prior to the meeting.

Unless otherwise provided in the Nokia Articles or in the Finnish Companies Act, resolutions by the general meeting of shareholders shall be carried by a simple majority of the votes cast. In case of a tie, the opinion of the chairman shall prevail with the exception of elections, in which the matter shall be resolved by drawing lots.

Voting procedures shall be determined by the chairman of the general meeting of shareholders.

Infinera	Nokia
affirmative vote of the majority of the voting power of the shares cast for or against such matter shall be the act of the stockholders.

Number and Qualification of Directors

The authorized number of directors shall be determined from time to time by resolution of a majority of the total number of authorized directors (whether or not there exist any vacancies or other unfilled seats in previously authorized directorships) (the “Whole Board”), provided the Infinera Board shall consist of at least 1 member. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.

According to the Finnish Companies Act, legal persons, minors, persons under guardianship, persons with restricted legal competence or persons placed in bankruptcy cannot act as members of the board of directors. Further, a person may be prohibited from acting as a member of the board of directors if he or she is subject to a business prohibition under the Finnish Act on Business Prohibitions (1059/1985, as amended).

According to the Finnish Companies Act, at least one of the members of the board of directors must reside within the European Economic Area, unless the Finnish Patent and Registration Office grants an exemption to a company regarding this requirement.

According to the Nokia Articles, Nokia shall have a board of directors consisting of a minimum of 7 and a maximum of 12 directors.

Structure of the Board of Directors; Term of Directors; Election of Directors

The Infinera Certificate provides that the directors shall be divided into 3 classes as nearly equal in size as is practicable, that are designated Class I, Class II, and Class III. The directors in each class shall be elected for a three-year term and until the third annual meeting of stockholders next succeeding his or her election and until his or her respective successor shall have been duly elected and qualified.

In accordance with the Finnish Companies Act, the members of the Nokia Board are elected by the general meeting of shareholders by a simple majority of votes. The term of office of a new board member commences at the close of the general meeting of shareholders resolving on the election or at a later date resolved by the general meeting of shareholders. According to the Finnish Companies Act and the Nokia Articles, the term of the members of the Nokia Board shall continue until the close of the following annual general meeting of shareholders.

As of the date of this proxy statement/prospectus, the Nokia Board consists of 10 members.

Infinera	Nokia
Removal of Directors

Any director may be removed from office by the stockholders, as provided in Section 141(k) of the DGCL.

Any director may be removed from office by the stockholders of the corporation only for cause. Vacancies occurring on the Infinera Board for any reason and newly created directorships resulting from an increase in the authorized number of directors may be filled only by vote of a majority of the remaining members of the Infinera Board, although less than a quorum, at any meeting of the Infinera Board. A person so elected by the Infinera Board to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall have been duly elected and qualified.

No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of such director’s term of office.

Pursuant to the Finnish Companies Act, any member of the Nokia Board may be removed at a general meeting of shareholders with a simple majority of the votes cast. Removal of a board member does not require a specific reason or cause. The term of office of a removed member of the Nokia Board ends at the close of the general meeting of shareholders resolving on the removal, unless specified otherwise in connection with the removal.

Resignations; Vacancies

Any director may resign at any time upon notice given in writing or by electronic transmission to Infinera. A resignation is effective when the resignation is delivered unless the resignation specifies a later effective date or an effective date determined upon the happening of an event or events. Unless otherwise specified in the notice of resignation, acceptance of such resignation shall not be necessary to make it effective. A resignation which is conditioned upon the director failing to receive a specified vote for re-election as a director may provide that it is irrevocable. When one or more directors resigns from the Infinera Board and the resignation is effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in the Infinera Bylaws the filling of other vacancies.

Unless otherwise provided in the Infinera Certificate or Infinera Bylaws, vacancies and newly

Pursuant to the Finnish Companies Act, any member of the board of directors may resign before the end of their term of office. The resignation becomes effective at the earliest once it has been notified to the board of directors, unless the resignation specifies a later effective date or an effective date determined upon the occurrence of a specified event or events.

If there is a mid-term vacancy on the board of directors, or if a member of the board of directors loses his or her eligibility to serve on the board of directors and there are no deputy members of the board of directors, the other members must ensure that a successor member is appointed for the remainder of the term. This requires assessing potential candidates and convening a general meeting of shareholders to elect one or more new members to the board of directors to fill the vacancy. If, however, the board of directors constitutes a quorum despite the vacancy, the election may be postponed until the next general meeting of shareholders.

Infinera	Nokia
created directorships resulting from any increase in the authorized number of directors may be filled only by vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director at any meeting of the Infinera Board. If the directors are divided into classes, a person so chosen to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall have been duly elected and qualified.

Stockholder Action by Written Consent

Under the DGCL, unless otherwise provided by the Infinera Certificate, any action required or permitted to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, is signed in the manner permitted by law by the holders of outstanding stock having not less than the number of votes that would be necessary to authorize or take such action at a meeting at which all of the shares entitled to vote thereon were present and voted.

The Infinera Certificate states that no action shall be taken by the stockholders by written consent.

According to the Finnish Companies Act, Nokia shareholders shall exercise their decision-making powers at general meetings of shareholders. Nokia shareholders may also unanimously resolve on a matter falling within the competence of the general meeting of shareholders without holding a meeting. The resolution shall be made in writing, dated, numbered and signed. In other respects, the provisions of the Finnish Companies Act applicable to the minutes of the general meeting of shareholders apply to such written resolution. In individual cases, Nokia shareholders may also unanimously resolve on matters falling within the general competence of the Nokia Board or the chief executive officer.

However, such written resolution shall be void if the resolution could not by law have been made even with the consent of all Nokia shareholders.

Quorum

The DGCL provides that a quorum for a stockholder meeting consists of a majority of shares entitled to vote present in person or represented by proxy at such special meeting, unless the certificate of incorporation or bylaws of the corporation provide otherwise.

The Infinera Bylaws provide that the holders of a majority of the voting power of the Infinera Common Stock of Infinera issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders, unless otherwise required by law, the

A general meeting of shareholders constitutes a quorum if the general meeting of shareholders has been convened in accordance with the articles of association of the company and the Finnish Companies Act.

A general meeting of shareholders passes resolutions by a simple majority of votes cast, unless a qualified majority has been provided for in the articles of association or the Finnish Companies Act, in which case a qualified majority of two-thirds of votes cast and shares represented at the general meeting of shareholders is in most such cases required.

Infinera	Nokia

Infinera Certificate, the Infinera Bylaws or the rules of any applicable stock exchange. Where a separate vote by a class or series or classes or series is required, a majority of the voting power of the outstanding shares of such class or series or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter, except as otherwise required by law, the Infinera Certificate, the Infinera Bylaws or the rules of any applicable stock exchange.

If, however, such quorum is not present or represented at any meeting of the stockholders, then either (i) the chairperson of the meeting, or (ii) the stockholders entitled to vote at the meeting, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented. At such adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.

Resolutions that require a qualified majority include amendments of the articles of association, directed share issuances, issuances of options or other special rights entitling to shares, repurchase and redemption of the company’s own shares, directed repurchase of the company’s own shares, mergers, demergers, transfer of domicile and placing the company into liquidation.

Some resolutions require the consent of all affected shareholders. Such resolutions are amendments of the articles of association that reduce the shareholder’s right to the profit or the net assets of the company, increase the shareholder’s liability for payments to the company, incorporate a redemption clause or a consent clause into the articles of association, restrict the shareholder’s preemptive right to shares, restrict the right to minority dividend, attach a redemption term to the shareholder’s shares, restrict the company’s right to damages, or alter the balance between the rights carried by shares in the same share class and the change affects the shareholder’s shares. In addition, redemption of the company’s own shares in proportion other than that of the shares held by the shareholders requires the consent of all shareholders.

Special Meeting of Stockholders

The DGCL provides that special meetings of the stockholders may be called by the Infinera Board or by such persons as may be authorized by the certificate of incorporation or by the bylaws of such corporation.

The Infinera Bylaws provide that a special meeting of the stockholders may be called at any time by the Board, acting pursuant to a resolution adopted by the affirmative vote of a majority of the Whole Board, chairperson of the Infinera Board, chief executive officer or president (in the absence of a chief executive officer), but a special meeting may not be called by any other person or persons. The Infinera Board acting pursuant to a resolution adopted by the affirmative vote of a majority of the Whole Board, or the chairperson of the meeting, may cancel, postpone or reschedule any previously scheduled special meeting at any time, before or

Pursuant to the Finnish Companies Act, collective resolutions by Nokia shareholders are taken by the annual general meeting of shareholders or an extraordinary general meeting of shareholders. According to the Nokia Articles, the annual general meeting of shareholders shall be held at the latest on June 30. The annual general meeting shall resolve on at least the adoption of the annual accounts, as well as the consolidated annual accounts, the use of the profit or loss shown on the balance sheet, granting discharge from liability to the members of the board of directors and the chief executive officer, adoption of the remuneration report and the election and remuneration of the board members, the auditor and the sustainability reporting assurer. Pursuant to the Finnish Companies Act, extraordinary general meetings in respect of

Infinera	Nokia

after the notice for such meeting has been sent to the stockholders.

The Infinera Bylaws provide that only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting by or at the direction of the Infinera Board, acting pursuant to a resolution adopted by the affirmative vote of a majority of the Whole Board, chairperson of the Infinera Board, chief executive officer or president (in the absence of a chief executive officer).

specific matters must be held when considered necessary by the board of directors, or when requested in writing by the auditor of the company or by Nokia shareholders holding at least 10 percent of all of the shares of the company.

A general meeting of shareholders may only consider matters presented in the notice to the general meeting, or matters which pursuant to the articles of association have to be considered at the general meeting. The Nokia Articles do not contain any specific provisions concerning extraordinary general meetings.

According to the Finnish Companies Act, a general meeting of shareholders must be held at the domicile of the company, unless the articles of association of the company provide otherwise. A general meeting may also be held elsewhere, if there is a particularly weighty reason. The Nokia Articles provide that general meetings may be held in Helsinki, Espoo or Vantaa, Finland. In accordance with the Nokia Articles, the board of directors may also resolve that a general meeting is organized without a meeting venue and shareholders fully use their decision-making powers during the meeting in real time with the help of a data communication connection and technical means.

The board of directors may resolve that participation in a general meeting may also take place by mail, telecommunications or other technical means either during or before the meeting, provided that the right to participate and the correctness of the vote count can be verified in a manner corresponding to an ordinary general meeting. If participation by such technical means is enabled, the notice of the general meeting must mention the possibility to participate through such technical means, the preconditions for such participation, the technical implementation of such participation and possible limitations to a Nokia shareholders’ right to speak and to be heard at the general meeting and the relevant procedure to be followed therewith.

Infinera	Nokia
Notice of Stockholder Meetings

As permitted under the DGCL, the Infinera Bylaws provide that notice of all meetings of stockholders is to state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by the DGCL, the Infinera Certificate and the Infinera Bylaws, such notice is to be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder of record entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting.

The Nokia Articles state that the notice of a general meeting must be published on the website of the company no earlier than three months prior to the record date of the meeting under the Finnish Companies Act and no later than three weeks prior to the meeting, provided that the date of the publication must be at least nine (9) days prior to the aforesaid record date.

Notice of a general meeting of shareholders must specify the name of the company, the time and place of the general meeting of shareholders as well as the matters to be addressed at the general meeting of shareholders. Notice of a general meeting of shareholders of a listed company, such as Nokia, must further specify the conditions under which a shareholder has the right to participate in the general meeting, the conditions under which a shareholder has the right to participate in the general meeting through a proxy representative, the shareholder’s right to present questions, the total number of shares and votes of the company at the time of the notice and the address of the company’s website that contains the statutory information about the general meeting of shareholders.

There are specific requirements in the Finnish Companies Act for the contents of the notice if certain matters are to be addressed, such as directed share issuances, payment of dividend, the directed acquisition or redemption of own shares amendments to the articles of association, mergers or demergers.

A matter pertaining to the approval of the financial statements and the use of profits shall be postponed from the annual general meeting to a continuation meeting, if Nokia shareholders holding at least 1/10 of all of the shares so request. The continuation meeting shall be held no earlier than 1 month and no later than 3 months after the annual general meeting. The decision need not be postponed for a second time even if requested.

Infinera	Nokia
Notice Requirements for Stockholder Nominations and Other Proposals

Delaware law does not specifically grant stockholders the right to bring business before an annual or special meeting.

The Infinera Bylaws provide that nominations of persons for election to the Infinera Board and the proposal of business other than nominations to be considered by the stockholders may be made at an annual meeting of stockholders only (i) by or at the direction of the Infinera Board (or any authorized committee thereof) or (ii) by any stockholder of Infinera who is a stockholder of record at the time the notice provided is delivered to the Secretary of Infinera, a stockholder of record on the record date for the determination of stockholders entitled to notice of the annual meeting, a stockholder of record on the record date for the determination of stockholders entitled to vote at the annual meeting, a stockholder of record at the time of the annual meeting and who complies with the notice procedures set forth in the Infinera Bylaws. The proposal by stockholders of business other than nominations at an annual meeting of stockholders must also be brought pursuant to the requirements in the Infinera Bylaws.

The Infinera Bylaws provide that nominations of persons for election to the Infinera Board to be considered by the stockholders may be made at a special meeting of stockholders only (i) by or at the direction of the Infinera Board (or any authorized committee thereof) or (ii) by any stockholder of Infinera who is a stockholder of record at the time the notice provided is delivered to the Secretary of Infinera, a stockholder of record on the record date for the determination of stockholders entitled to notice of the special meeting, a stockholder of record on the record date for the determination of stockholders entitled to vote at the special meeting, a stockholder of record at the time of the special meeting and who complies with the notice procedures set forth in the Infinera Bylaws.

Pursuant to the Finnish Companies Act, a general meeting of shareholders may only consider matters presented in the agenda contained in the notice to the general meeting, or matters which pursuant to the Finnish Companies Act or articles of association have to be considered at the general meeting.

A Nokia shareholder has the right to have a matter falling within the competence of the general meeting of shareholders dealt with by the general meeting, if the Nokia shareholder so demands in writing from the board of directors well in advance of the meeting, so that the matter can be mentioned in the notice to the general meeting. In listed companies, such as Nokia, the request is always considered to have been made sufficiently in advance if the board of directors receives the request no later than four weeks before the notice of the general meeting of shareholders is sent. Nokia shareholders may also present proposals to be put to a vote at the general meeting of shareholders concerning matters presented in the agenda contained in the notice of the general meeting.

Amendment of Certificate of Incorporation

The DGCL provides that an amendment to a corporation’s certificate of incorporation requires that (i) the Infinera Board adopt a resolution setting	Information concerning the incorporation of Finnish companies such as Nokia as well as information concerning, among others, Nokia’s

Infinera	Nokia

forth the proposed amendment and declaring its advisability, and either call a special meeting of the stockholders entitled to vote in respect thereof for consideration of such amendment or direct that the amendment be considered at the next annual meeting of the stockholders and (ii) the stockholders approve the amendment by a majority of outstanding shares entitled to vote (and a majority of the outstanding shares of each class entitled to vote thereon as a class, if applicable).

Except as otherwise provided in the Infinera Certificate with respect to certain exculpation and indemnification rights, the Infinera Certificate provides that Infinera may amend the Infinera Certificate in the manner now or hereafter prescribed by statute.

business ID, corporate form, registered office, address, field of business, financial year, changes to the articles of association, share capital, the number of shares and their division among share classes, issuances of shares as well as option rights and other special rights entitling to shares, authorizations of the board of directors to resolve on issuances of shares as well as option rights and other special rights entitling to shares, the board of directors, chief executive officer, auditor, the filing of annual accounts as well as rights of representation are included in an extract from the Finnish Trade Register, which is maintained by the Finnish Patent and Registration Office.

Members of the Nokia Board and the chief executive officer of Nokia are responsible for notifying any amendments based on, among others, resolutions by the general meeting of shareholders and the Nokia Board, as specified in the Finnish Companies Act, to the Finnish Trade Register.

Amendment of Bylaws

Under the DGCL, the power to adopt, amend or repeal the bylaws of a corporation shall be in the stockholders entitled to vote. Notwithstanding the foregoing, a corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal the bylaws of a corporation upon the directors. The fact that such power has been so conferred upon the directors, will not divest the stockholders of the power, nor limit their power, to adopt, amend or repeal the bylaws of a corporation.

The Infinera Bylaws provide that the bylaws may be adopted, amended or repealed by the stockholders entitled to vote. Further, Infinera has, in its certificate of incorporation, conferred the power to adopt, amend or repeal bylaws upon the directors as well. The fact that such power has been so conferred upon the directors shall not divest the stockholders of the power, nor limit their power, to adopt, amend or repeal bylaws.

According to the Finnish Companies Act, Nokia shareholders holding at least a two-thirds majority of the votes cast and shares represented at a general meeting of shareholders will have the power to amend the Nokia Articles. Certain amendments of the Nokia Articles, for example the introduction of a redemption clause or a consent clause, are subject to individual shareholder consent requirements.

Infinera	Nokia
Limitation on Director Liability

The DGCL provides that a corporation may include in its certificate of incorporation a provision eliminating the liability of a director to the corporation or its stockholders for monetary damages for a breach of the director’s fiduciary duties, except liability for (i) any breach of the director’s duty of loyalty to the corporation’s stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, (iii) under Section 174 of the DGCL (which deals generally with unlawful payments of dividends, stock repurchases and redemptions) and (iv) for any transaction from which the director derived an improper personal benefit.

To the fullest extent permitted by law, no Infinera director will be personally liable for monetary damages for breach of fiduciary duty as a director. Without limiting the effect of the preceding sentence, if the DGCL is amended to authorize the further elimination or limitation of the liability of a director, then the liability of an Infinera director will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

The liability of the members of the Nokia Board and the chief executive officer of Nokia towards Nokia and third parties for violations of their duties or other provisions of the Finnish Companies Act, or the Nokia Articles, is governed by the Finnish Companies Act.

Each member of the Nokia Board and the chief executive officer of Nokia are liable for any loss caused intentionally or negligently to Nokia while performing their duties. Such liability for damages may be imputed to members of the Nokia Board or the chief executive officer of Nokia irrespective of whether a specific legal provision or provision of the articles of association has been violated. Thus, it is sufficient that a member of the Nokia Board or the chief executive officer of Nokia has acted against the general duty of care under the Finnish Companies Act.

The liability of a member of the Nokia Board and the chief executive officer for loss caused to Nokia shareholders or third parties is conditioned upon a violation of the specific provisions of the Finnish Companies Act or the Nokia Articles. A breach of the general duty of care is insufficient to cause liability towards Nokia shareholders or third parties.

If the loss has been caused by another violation of the Finnish Companies Act than merely a violation of the general principles of the Finnish Companies Act (including, among others, the general duty of care), or if the loss has been caused by a breach of the provisions of the Nokia Articles, it shall be deemed to have been caused negligently, in so far as a member of the board of directors or the chief executive officer, as the case may be, does not prove that he or she has acted with due care (reversed burden of proof). The same applies to losses that have been caused by an act to the benefit of a related party of Nokia, as defined in the Finnish Companies Act.

Liability of directors based on the Finnish Companies Act does not exclude liability based on other grounds, such as contractual liability or

Infinera	Nokia

liability based on breaches of other laws such as environmental legislation or securities legislation.

In addition, individual members of the board of directors may become personally liable for losses caused by acts or omissions that are held to constitute criminal offences under the Finnish Penal Code (39/1889, as amended).

Pursuant to the Finnish Companies Act, an annual general meeting shall resolve on, among others, discharging the members of the board of directors and the chief executive officer from liability for the previous financial year. A decision of the general meeting of shareholders on such discharge from liability shall not be binding, if the general meeting of shareholders has not been provided with essentially correct and adequate information about the decision or measure underlying the liability in damages.

Under the Finnish Companies Act, it is possible to limit the company’s right to claim damages, inter alia, from members of the board of directors or the chief executive officer by including a specific limitation in the company’s articles of association. The inclusion of such a limitation in the articles of association requires unanimous approval of all shareholders. However, it is not possible to limit the company’s right to claim damages for losses caused either by a breach of a mandatory provision of the Finnish Companies Act through willful act or by gross negligence. The Nokia Articles do not contain provisions limiting the company’s right to claim damages from any party.

Indemnification

Under the DGCL, a Delaware corporation must indemnify its present or former directors and officers against expenses (including attorneys’ fees) actually and reasonably incurred to the extent that the officer or director has been successful on the merits or otherwise in defense of any action, suit or proceeding brought against him or her or by reason of the fact that he or she is or was a director or officer of the corporation.	It is possible for a Finnish company to indemnify individual members of its board of directors and the chief executive officer against claims for damages made by shareholders or third parties through individual indemnity undertakings. The exact scope of such indemnity undertakings under Finnish law is not clear, but they cannot be used to limit Nokia’s right to claim damages from the members of its board of directors or the chief executive officer for willful misconduct or gross negligence. A company may also take out

Infinera	Nokia

The DGCL further provides that a corporation may indemnify its officers, directors, employees and agents against liabilities and expenses incurred in proceedings if the person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interest of the corporation and, with respect to any criminal action, had no reasonable cause to believe that the person’s conduct was unlawful. However, under the DGCL, no indemnification is available in respect of a claim as to which the person has been adjudged to be liable to the corporation, unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

The Infinera Certificate provides that Infinera will indemnify and hold harmless, to the fullest extent permitted by the DGCL, each director or officer of Infinera who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director, officer, employee or agent of Infinera or is or was serving at the request of Infinera as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, will against all liability and loss suffered and expenses reasonably incurred by such person in connection with any such Proceeding, and that Infinera shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized by the Infinera Board.

The Infinera Bylaws also provide that each person who was or is a party to, or is threatened to be made a party to, any threatened, pending or completed Proceeding, by reason of the fact that such person is or was a director or officer of Infinera or is or was a director or officer of Infinera serving at the request of Infinera as a director, a directors and officers liability insurance for the benefit of the members of its board of directors and officers.

Infinera	Nokia

officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, will be indemnified by Infinera to the fullest extent permitted by the DGCL, against all expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection therewith if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to be best interests of Infinera, and with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The right to indemnification and advancement of expenses under the Infinera Bylaws shall continue as to a person who has ceased to be a director, officer, employee or agent and shall insure to the benefit of the heirs, executors and administrators of such person.

No indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to Infinera unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Infinera may also, by action of the Infinera Board, grant indemnification rights to its employees, agents, or other persons, to the extent not prohibited by the DGCL or other applicable law.

Preemptive Rights

Infinera’s stockholders do not have preemptive rights.

Pursuant to the Finnish Companies Act, Nokia shareholders have a preemptive subscription right in an issuance of shares, in proportion to the number of the shares they hold. The preferential subscription right applies both to an issuance of new shares and treasury shares. Nokia shareholders may waive their preferential rights on an individual basis.

A general meeting of shareholders may also resolve on, or authorize the board of directors to resolve on, a share issuance in deviation from the preferential subscription right, either for the

Infinera	Nokia
entire issuance of shares or a part thereof. Resolutions on such directed share issue require a weighty financial reason for Nokia and a two-thirds’ majority of the votes cast and shares represented at the general meeting of shareholders.

Distributions to Stockholders

The DGCL provides that, subject to any restrictions in a corporation’s certificate of incorporation, dividends may be declared from the corporation’s surplus, or if there is no surplus, from its net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Dividends may not be declared out of net profits, however, if the corporation’s capital has been diminished to an amount less than the aggregate amount of all capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets until the deficiency in the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets is repaired.

Pursuant to the Finnish Companies Act, shareholders’ equity is divided into two categories: restricted equity (consisting of the share capital, fair value reserve and revaluation reserve) and unrestricted equity (consisting of other reserves as well as of the profit from the current and the previous financial periods).

The company may distribute its unrestricted equity to shareholders, subject to two preconditions. First, any distribution of assets must be based on the company’s latest audited and adopted financial statements, and second, assets may not be distributed if it is known or should be known at the time of the distribution decision that the company is insolvent or the distribution will cause the insolvency of the company. Distribution of restricted equity requires (in addition to the above mentioned preconditions) that the creditors of the company do not object to it, or if they do, their claims are decreed by a court to have been satisfied or otherwise secured.

Consolidated accounts have no direct relevance for a distribution of assets which is resolved on the basis of the accounts of each group company separately.

The annual general meeting of shareholders, on a proposal of the board of directors, may decide to carry over some or all of the profits from the previous financial year, to allocate them to reserve funds or to distribute them to the shareholders as dividend. Moreover, a general meeting of shareholders may also decide to distribute assets from the unrestricted equity reserves. In addition, unrestricted equity (whether profits or reserves) may be distributed through repurchase or redemption of the company’s own shares.

Infinera	Nokia

Dividends are generally distributed annually based on the financial statements for the previous financial year, but an interim or special dividend is also possible based on audited interim financial statements adopted by an extraordinary general meeting of shareholders.

At least half of the profits for the financial year must be distributed as a so called minority dividend, if so demanded at the annual general meeting of shareholders by shareholders with at least 10 percent of all the shares in the company before the decision on the disposition of the profits has been made. However, a shareholder may not demand distribution of profits in excess of the amount that can be distributed without the consent of the company’s creditors, nor in excess of 8 percent of the shareholders’ equity of the company.

Any distributions of dividend during the financial year before the annual general meeting of shareholders are subtracted from the amount of the minority dividend.

A general meeting of shareholders may decide to initiate the liquidation of the company by a qualified majority of two-thirds of the votes cast and shares represented at the general meeting. All shares have an equal right to the company’s assets in the company’s liquidation after the claims of the company’s creditors have been satisfied.

Appraisal Rights

Appraisal rights are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction.

Under the DGCL, a stockholder of record or beneficial owner may dissent from, and receive payments in cash for, the fair value of his or her shares as appraised by the Delaware Court of Chancery in the event of certain mergers, consolidations, statutory conversions and

Under the Finnish Companies Act, shareholders and holders of options or other special rights entitling the holders of shares of a merging company who object to a merger have the right, under certain circumstances, to have their shares, options or other special rights redeemed for cash at a fair market value by the acquiring company. Unless agreed otherwise between the parties, the fair market value is determined through statutory arbitration proceedings mandated by the Finnish Companies Act.

A similar right applies in the case of a demerger into a pre-existing company, whereby the shareholders, holders of options or other special

Infinera	Nokia

domestications. The DGCL does not confer appraisal rights, however, if the corporation’s stock is either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders and certain transaction attributes are satisfied. Even if a corporation’s stock meets these requirements, the DGCL still provides appraisal rights if stockholders of the corporation are required to accept for their stock in certain mergers, consolidations, statutory conversions or domestications anything other than:

•  shares of stock of the corporation surviving or resulting from such merger, consolidation, statutory conversions or domestications, or depository receipts in respect thereof;

•  shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation, statutory conversions or domestications will be either listed on a national securities exchange or held of record by more than 2,000 holders;

•  cash in lieu of fractional shares or fractional depository receipts described in the foregoing; or

•  any combination of the foregoing.

rights entitling the holders to shares of a demerging company who object to the demerger have the right, under certain circumstances, to have their demerger consideration (i.e., the consideration payable by the pre-existing acquiring company) redeemed for cash at fair market value by the acquiring company. Unless agreed upon by the acquiring company and the shareholder of the demerging company who has demanded redemption of its shares, the fair market value is determined through arbitration proceedings mandated by the Finnish Companies Act.

Under the Finnish Companies Act, a shareholder whose holdings exceed 90 percent of the total number of shares and voting rights in a company has both the right and, upon demand by the minority shareholders, the obligation to purchase all the shares of the minority shareholders for cash at fair price. Unless otherwise agreed upon by such majority shareholder and the minority shareholders whose shares are being redeemed, the fair price is determined through statutory arbitration proceedings mandated by the Finnish Companies Act.

The Nokia Articles provide that a shareholder whose holding, either alone or together with other shareholders, of the total shares of the company equals or exceeds 33 1/3 percent or 50 percent (“Purchaser”) is obliged, at the request of other shareholders (“Purchasee”), to redeem their shares and securities which entitle to shares. The purchase price is the higher of the following: (i) the weighted average trading price of the shares on the Nasdaq Helsinki during the 10 Finnish business days prior to the day on which the company has been notified by the Purchaser that his or her holding has reached or exceeded the threshold referred to above or, in the absence of such notification or its failure to arrive within the specified period, the day on which the board of directors of the company otherwise becomes aware of this, or (ii) the average price, weighted by the number of shares, which the Purchaser has paid for the shares he has acquired during the last 12 months preceding the date referred to in item (i).

Infinera	Nokia
Inspection of Books and Records

Under the DGCL, any stockholder may inspect for any proper purpose certain of the corporation’s books and records during the corporation’s usual hours of business.

Infinera stockholders have rights to inspect the books and records of Infinera under Section 220 of the DGCL. Under Section 220, a stockholder that makes written demand to the corporation under oath stating the purpose of the demand, has the right during usual business hours to inspect for any purpose reasonably related to such person’s interest as a stockholder, and to make copies and extracts from the corporation’s stock ledger, a list of its stockholders, and its other books and records; and subject to certain conditions, a subsidiary’s books and records.

Under Finnish law, shareholders do not have a general right to inspect the books or records of a company, with the exception of the shareholder registers that are public documents and certain other documents which are required to be made available to shareholders such as audited financial statements and minutes of general meetings.

However, according to the Finnish Companies Act, Nokia shareholders may apply to the Regional State Administrative Agency for Southern Finland for an order of a special audit of the administration and accounts of Nokia for a given past period or for given measures or circumstances. The proposal for a special audit shall be made either at an annual general meeting, or at an extraordinary general meeting where the matter is to be considered according to the notice of the general meeting. The application may be made, if it is supported by shareholders holding at least 1/10 of all of the shares or at least 1/3 of the shares represented at the relevant general meeting.

The application to the Regional State Administrative Agency for Southern Finland must be filed within 1 month of the general meeting having resolved on the special audit. A special auditor appointed to carry out the special audit has the right to receive a fee from Nokia. Nokia would also be liable for any other expenses arising from the special audit. However, for special reasons, a court could oblige a Nokia shareholder who applied for the special audit to reimburse Nokia for all or part of its costs.

Exclusive Forum

The Infinera Bylaws provide that, unless Infinera consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, any other state or federal court located in the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (1) any derivative action or proceeding	The forum for judicial proceedings in civil cases is generally determined by the Finnish Code of Judicial Procedure (4/1734, as amended). According to the Finnish Companies Act, the application of the Finnish Companies Act may also be considered by the district court having jurisdiction over the company’s domicile. For Nokia, the general forum for judicial proceedings

Infinera	Nokia

brought on behalf of Infinera; (2) any action asserting a claim of breach of fiduciary duty owed by any Infinera director, stockholder, officer, or other employee to Infinera or Infinera’s stockholders; (3) any action arising pursuant to any provision of the DGCL or the Infinera Certificate or the Infinera Bylaws (as either may be amended from time to time); or (4) any action asserting a claim governed by the internal affairs doctrine; except for, as to each of (1) through (4) above, any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within 10 days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than such court, or for which such court does not have subject matter jurisdiction.

Unless Infinera consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

in civil cases under the Finnish Code of Judicial Procedure and the Finnish Companies Act is the District Court of Helsinki.

In certain civil matters, it is also possible to agree on a forum for disputes between the parties in a separate choice of court agreement. The agreement must be made in writing and it may refer to a certain question at issue or issues that may arise in the future from a certain legal relationship. However, the right of a consumer or employee to submit a case to a district court having jurisdiction pursuant to the Finnish Code on Judicial Procedure may not be restricted through a choice of court agreement, unless the agreement has been entered into after the dispute has arisen. The Finnish Code of Judicial Procedure also contain certain mandatory forum provisions, which mainly concern cases of family and inheritance law.

In addition, the Finnish Companies Act contains certain provisions on statutory arbitration proceedings. In a merger, a shareholder in the merging company may at the general meeting that is to decide on the merger demand that his or her shares be redeemed. A holder of options or other special rights entitling to shares in the company has a similar right. The acquiring company shall be liable for the payment of the redemption price. If no agreement is reached with the acquiring company on the redemption of shares or on the terms of the redemption, the matter shall be submitted to arbitration in accordance with the provisions of the Finnish Companies Act on the settlement of redemption disputes. In a demerger into an existing company, a shareholder and a holder of options or other special rights entitling to shares in the demerging company has a similar right to redemption, which is also subject to statutory arbitration if no agreement can be reached with the acquiring company. Further, a shareholder whose holding exceeds 90 percent of the total number of shares and voting rights in a company has both the right and, upon demand by the minority shareholders, the obligation to purchase all the shares of the minority shareholders for cash at fair price, such fair price to be determined in statutory arbitration proceedings if no agreement can be reached between the parties.

Infinera	Nokia

According to the Finnish Arbitration Act (967/1992, as amended), any dispute in a civil or commercial matter which can be settled by agreement between the parties may be referred for final decision to be made by one or more arbitrators in arbitration proceedings. It may also be agreed that disputes which arise in the future from a particular legal relationship specified in the agreement shall be finally decided by one or more arbitrators, unless otherwise provided in statutory law. An arbitration agreement must be concluded in writing.

In addition, there are separate forum rules for administrative and criminal proceedings included in the Finnish Criminal Procedure Act (689/1997, as amended) and the Finnish Administrative Judicial Procedure Act (808/2019, as amended).

Repurchases or Redemptions of Shares

Under the DGCL, Infinera may redeem or repurchase its own shares, except that generally it may not redeem or repurchase those shares if the capital of the corporation is impaired at the time or would become impaired as a result of the redemption or repurchase of such shares.

According to the Finnish Companies Act, Nokia may acquire its own shares, decide to redeem its own shares free of charge or for consideration and accept its own shares as pledge. Resolutions concerning acquisition or redemption of shares in Nokia must be made by the general meeting of shareholders by a qualified majority of two thirds of the votes cast and shares represented at the meeting. The general meeting may also authorize the Nokia Board to resolve on the acquisition of Nokia Shares. Such authorization may remain in effect for at most 18 months and only the company’s unrestricted equity may be used to acquire such shares based on an authorization.

Own shares may be acquired in a proportion other than that of the shares held by the Nokia shareholders (directed acquisition) if there is a weighty financial reason for Nokia to do so. A resolution on a directed acquisition or an authorization of the Nokia Board to resolve on a directed acquisition requires a two-thirds majority of the votes cast and shares represented at a general meeting of shareholders.

Own shares may be redeemed in a proportion other than that of the shares held by the Nokia

Infinera	Nokia

shareholders (directed redemption) only with the consent of all Nokia shareholders.

The Finnish Companies Act includes specific provisions for redemption proceedings in the context of mergers and demergers as well as redemption of minority shareholders’ shares. Such redemptions are subject to statutory arbitration proceedings in accordance with the Finnish Companies Act.

Stock Transfer Restrictions Applicable to Stockholders

Shares of Infinera are transferable in the manner prescribed by the DGCL.

According to the Finnish Companies Act, a share may be transferred and acquired without restrictions, unless otherwise provided in the articles of association.

The Nokia Articles do not include clauses affecting the shareholders’ right to sell their shares; Nokia’s shares are freely transferable.

Shareholder Suits

Generally, Infinera is subject to potential liability under the federal securities laws and under Delaware law. Under the DGCL, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. Generally, a person may institute and maintain such a suit only if such person was a stockholder at the time of the transaction that is the subject of the suit or his or her shares thereafter devolved upon him or her by operation of law. The DGCL also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff, unless such demand would be futile. In certain circumstances, class action lawsuits are available to stockholders.

See “—Limitation on Director Liability” above for a general discussion on the grounds for liability under the Finnish Companies Act.

One or several shareholders holding at least 10 percent of all shares in a company have the right to bring an action in their own name on behalf of the company for loss caused to the company, if it is probable at the time of filing of the action, that the company will not file a claim for damages. Additionally, an individual shareholder has a similar right to bring an action in his or her own name on behalf of the company when it can be demonstrated that the company’s non-enforcement of the claim for damages would be contrary to the general principle of equal treatment of the shareholders, as stated in the Finnish Companies Act. The shareholders bringing the action shall bear the legal costs themselves, but they have the right to be reimbursed by the company for such costs, in so far as the funds accruing to the company by means of the proceedings will suffice.

A shareholder does not have a direct right to receive compensation for damages caused to the company.

Infinera	Nokia

Actions for damages under the Finnish Companies Act must generally be initiated within five years from the end of the accounting period during which the decision leading to the loss was made or when the action leading to the loss was taken. Specific expiration periods apply if the loss is caused by a criminal offence.

If the person liable for damages has been discharged from liability by a decision of the general meeting of shareholders, the shareholders must, as a general rule, bring the action within three months of the resolution on such discharge from liability.

CERTAIN BENEFICIAL OWNERS OF INFINERA COMMON STOCK

The following tables set forth information regarding the beneficial ownership of Infinera Common Stock as of the close of business on June 30, 2024 (except as noted in the footnotes below) with respect to:

•	each person known to Infinera to beneficially own more than 5 percent of the outstanding shares of Infinera Common Stock;

•	each member of the Infinera Board;

•	each named executive officer of Infinera; and

•	all of Infinera’s executive officers and directors as a group.

The number of shares beneficially owned by each stockholder of Infinera is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. Applicable percentage ownership is based on 235,125,438 shares of Infinera Common Stock outstanding as of June 30, 2024. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of Infinera Common Stock subject to options, warrants or other rights held by such person that are currently exercisable or will become exercisable within 60 days of June 30, 2024 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. Unless noted otherwise, the address of all listed stockholders is c/o Infinera Corporation, 6373 San Ignacio Avenue, San Jose, California 95119. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

Name of Beneficial Owner	Common Shares Currently Held	Common Shares That May Be Acquired Within 60 Days of June 30, 2024	Total Beneficial Ownership	Percent Beneficially Owned(1)
5% or More Stockholders
FMR LLC(2)	34,038,565	—	34,038,565	14.48%
Oaktree Optical Holdings, L.P.(3)	25,175,384	—	25,175,384	10.71%
The Vanguard Group(4)	24,750,346	—	24,750,346	10.53%
Shapiro Capital Management LLC(5)	18,767,200	—	18,767,200	7.98%
BlackRock, Inc.(6)	17,754,504	—	17,754,504	7.55%
Brown Advisory Incorporated(7)	14,820,495	—	14,820,495	6.30%

Named Executive Officers and Directors
David W. Heard	1,026,317	28,124	1,054,441	*
Nancy L. Erba	555,737	9,791	565,528	*
David L. Teichmann	297,413	4,791	302,204	*
Nicholas R. Walden	154,577	5,416	159,993	*
Christine B. Bucklin	135,019	—	135,019	*
Gregory P. Dougherty	216,621	—	216,621	*
Sharon E. Holt	232,174	—	232,174	*
Roop K. Lakkaraju	87,676	—	87,676	*
Paul J. Milbury	192,931	—	192,931	*
Amy H. Rice	—	—	—	*
George A. Riedel	168,019	—	168,019	*
David F. Welch, Ph.D.(8)	409,341	8,333	415,174	*
All Executive Officers and Directors as a Group (13 Persons)	3,473,053	56,455	3,529,508	1.50%

*	Less than 1 percent of the outstanding shares of common stock.

(1)

Includes shares represented by RSUs or other rights that are expected to vest within 60 days of June 30, 2024. These shares are deemed to be outstanding for the purpose of computing the percentage ownership of the person holding the RSUs but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(2)

According to a Schedule 13G/A filed with the SEC on February 9, 2024 by FMR LLC (“FMR”), Abigail P. Johnson (FMR’s Director, Chair and CEO) and Fidelity Growth Company Fund Commingled Pool (“Fidelity”). Such amendment states that FMR is deemed to be the beneficial owner of 34,038,565 shares by virtue of its control over Fidelity, which is deemed to be the beneficial owner of 15,290,064 shares. Such amendment further states that (a) FMR has sole voting power over 34,037,308 shares, shared voting power over zero shares, sole dispositive power over 34,038,565 shares, and shared dispositive power over zero shares; and (b) Ms. Johnson has sole voting power over zero shares, shared voting power over zero shares, sole dispositive power over 34,038,565 shares, and shared dispositive power over zero shares. The address of FMR is 245 Summer Street, Boston, Massachusetts 02210.

(3)

According to Forms 4 filed on March 18, 2020 and March 23, 2020 and a Schedule 13D/A filed with the SEC on March 2, 2023 jointly, pursuant to a joint filing agreement, by (i) Oaktree Optical, whose principal business is to invest in securities; (ii) Oaktree Fund GP, LLC, a Delaware limited liability company (“GP LLC”), whose principal business is to serve as and perform the functions of the general partner of certain investment funds including Optical; (iii) Oaktree Fund GP I, L.P., a Delaware limited partnership (“GP I”), whose principal business is (A) serve as, and perform the functions of, the general partner of certain investment funds or to serve as, and perform the functions of, the managing member of the general partner of certain investment funds or (B) to act as the sole stockholder of certain controlling entities of certain investment funds; (iv) Oaktree Capital I, L.P., a Delaware limited partnership (“Capital I”), whose principal business is to serve as, and perform the functions of, the general partner of GP I; (v) OCM Holdings I, LLC, a Delaware limited liability company (“Holdings I”), whose principal business is to serve as, and perform the functions of, the general partner of Capital I and to hold limited partnership interests in Capital I; (vi) Oaktree Holdings, LLC, a Delaware limited liability company (“Holdings”), whose principal business is to serve as, and perform the functions of, the managing member of Holdings I; (vii) Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), whose principal business is to act as the holding company and controlling entity of each of the general partner and investment adviser of certain investment funds and separately managed accounts; (viii) Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP”); (ix) Brookfield Corporation, solely in its capacity as the indirect owner of the Class A units of OCG (“Brookfield”); and (x) BAM Partners Trust, solely in its capacity as the sole owner of Class B Limited Voting Shares of Brookfield (“BAM Partners Trust,” and together with Oaktree Optical, GP LLC, GP I, Capital I, Holdings I, Holdings, OCG, OCGH GP and Brookfield, collectively, the “Reporting Persons”), whose principal business is to serve as, and perform the functions of, the manager of OCG, each of the Reporting Persons may be deemed the beneficial owner of, and to have sole voting power and sole dispositive power over, 25,175,384 shares. The principal business address of each of the Reporting Persons is c/o Oaktree Capital Group Holdings GP, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

(4)

According to a Schedule 13G/A filed with the SEC on February 13, 2024 by The Vanguard Group (“Vanguard”), Vanguard is the beneficial owner of 24,750,346 shares and has sole voting power over zero shares, shared voting power over 365,147 shares, sole dispositive power over 24,209,540 shares and shared dispositive power over 540,806 shares. The address of Vanguard is 100 Vanguard Boulevard, Malvern, Pennsylvania 19355.

(5)

According to a Schedule 13G filed with the SEC on February 14, 2024 by Shapiro Capital Management LLC (“Shapiro”). Shapiro is the beneficial owner of 18,767,200 shares and has sole voting power over 16,648,638 shares, shared voting power over 2,118,562 shares, sole dispositive power over 18,767,200 shares and shared dispositive power over zero shares. The address of Shapiro is 3060 Peachtree Road, Suite 1555 N.W., Atlanta, Georgia 30305.

(6)

According to a Schedule 13G/A filed with the SEC on January 26, 2024 by BlackRock, Inc. (“BlackRock”). BlackRock is the beneficial owner of 17,754,504 shares and has sole voting power over 17,537,634 shares, shared voting power over zero shares, sole dispositive power over 17,754,504 shares and shared dispositive power over zero shares. The address of BlackRock is 50 Hudson Yards, New York, NY 10001.

(7)

According to a Schedule 13G/A filed with the SEC on February 9, 2024 jointly by Brown Advisory Incorporated, a Maryland corporation whose principal business is as parent holding company or control person (“BAI”), Brown Investment Advisory & Trust Company, a Maryland trust company, whose principal business is banking (“BIATC”), and Brown Advisory LLC, a Maryland limited liability company whose principal business is as an investment adviser (“BALLC”). Such amendment states that BAI is deemed to be the beneficial owner of 14,820,495 shares by virtue of its control over BIATC, which is deemed to be the beneficial owner of 74,834 shares, and BALLC, which is deemed to be the beneficial owner of 14,745,661 shares. Such amendment further states that (a) BAI has sole voting power over 12,903,329 shares, shared voting power over zero shares, sole dispositive power over zero shares, and shared dispositive power over 14,820,495 shares; (b) BIATC has sole voting power over 74,834 shares, shared voting power over zero shares, sole dispositive power over zero shares, and shared dispositive power over 74,834 shares, and (c) BALLC has sole voting power over 12,828,495 shares, shared voting power over zero shares, sole dispositive power over zero shares, and shared dispositive power over 14,745,661 shares. The address of BAI is 901 South Bond Street, Suite #400, Baltimore, Maryland 21231.

(8)

Shares held consist of (i) 406,841 shares held by The Welch Family Trust U/A DTD 4/3/1996 and (ii) 2,500 shares held by Dr. Welch as trustee for his children. Dr. Welch disclaims beneficial ownership of the shares held in trust for his children.

LEGAL MATTERS

The legality of the Nokia Shares offered hereby will be passed upon for Nokia by Roschier, Attorneys Ltd.

EXPERTS

The consolidated financial statements of Nokia Corporation and subsidiaries as of December 31, 2023 and 2022, and for each of the three years in the period ended December 31, 2023, incorporated by reference in this proxy statement/prospectus, and the effectiveness of Nokia Corporation and subsidiaries’ internal control over financial reporting have been audited by Deloitte Oy, an independent registered public accounting firm, as stated in their reports. Such consolidated financial statements are incorporated by reference in reliance upon the reports of such firm given their authority as experts in accounting and auditing.

The consolidated financial statements of Infinera Corporation at December 30, 2023 and December 31, 2022, and for each of the three years in the period ended December 30, 2023, appearing in this proxy statement/prospectus have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

ENFORCEABILITY OF CIVIL LIABILITIES

Nokia is a Finnish corporation. Most of its directors and executive officers, including the persons who signed the registration statement of which this proxy statement/prospectus is a part, and certain experts named in this proxy statement/prospectus, are resident outside the United States, and all or a substantial portion of Nokia’s assets and the assets of those persons are located outside the United States. As a result, it may be difficult for you to serve legal process on Nokia or its management or have any of them appear in a U.S. court.

Following the Merger, the Enlarged Company will be a Finnish corporation. Most of its directors and executive officers, are expected to be resident outside the United States, and all or a substantial portion of the Enlarged Company’s assets and the assets of those persons will be located outside the United States. As a result, it may be difficult for you to serve legal process on the Enlarged Company or its management or have any of them appear in a U.S. court.

OTHER MATTERS

As of the date of this proxy statement/prospectus, Infinera knows of no matters that will be presented for consideration at the Special Meeting, other than as described in this proxy statement/prospectus. If any other matters properly come before the Special Meeting and are voted upon, the enclosed proxy card will be deemed to confer discretionary authority on the individuals that it names as proxies to vote the shares represented by the proxy as to any of these matters. The individuals named as proxies intend to vote in accordance with the recommendation of the Infinera Board.

INFINERA STOCKHOLDER PROPOSALS

If the Merger is completed, Infinera will have no public stockholders and there will be no public participation in any future meetings of Infinera stockholders. However, if the Merger is not completed, Infinera stockholders will continue to be entitled to attend and participate in stockholder meetings.

Infinera will hold an annual meeting of stockholders in 2025 only if the Merger has not already been completed.

Infinera stockholders who intend to have a proposal considered for inclusion in Infinera’s proxy materials for presentation at Infinera’s annual meeting of stockholders in 2025 pursuant to Rule 14a-8 of the Exchange Act must submit the proposal to Infinera no later than January 17, 2025.

The Infinera Bylaws establish an advance notice procedure with regard to matters to be brought before Infinera’s annual meetings of stockholders but not included in Infinera’s proxy materials. To be timely for Infinera’s annual meeting of stockholders in 2025, Infinera’s Corporate Secretary must receive the required written notice at Infinera’s principal executive offices not earlier than 8:00 a.m., Pacific Time, on March 3, 2025, and not later than 5:00 p.m., Pacific Time, on April 2, 2025.

HOUSEHOLDING

SEC rules permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and notices with respect to two (2) or more stockholders sharing the same address by delivering a single proxy statement or a single notice addressed to those stockholders. This process, which is commonly referred to as “householding,” provides cost savings for companies. Some brokers household proxy materials, delivering a single proxy statement or notice to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If you are an Infinera stockholder and, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement or notice, or if your household is receiving multiple copies of these documents and you wish to request that future deliveries be limited to a single copy, please notify your broker. You can also request prompt delivery of a copy of this proxy statement/prospectus by contacting Infinera Corporation, 6373 San Ignacio Avenue, San Jose, California 95119, Attention: Corporate Secretary, or by telephone at +1 (669) 295-1489 or Nokia Corporation, Karakaari 7, FI-02610 Espoo, Finland, Attention Investor Relations, or by telephone at +358 4080 3 4080.

WHERE YOU CAN FIND MORE INFORMATION

Infinera files annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. Nokia files or furnishes annual reports, current reports and other information with the SEC under the Exchange Act. As Nokia is a “foreign private issuer,” under the rules adopted under the Exchange Act it is exempt from certain of the requirements of the Exchange Act, including the proxy and information provisions of Section 14 of the Exchange Act and the reporting and liability provisions applicable to officers, directors and significant stockholders under Section 16 of the Exchange Act. You may obtain copies of these reports, statements and other information at the website maintained by the SEC at http://www.sec.gov. The information contained on the SEC’s website is not incorporated by reference into this proxy statement/prospectus.

In addition, you may obtain, without charge, copies of the documents Nokia files with the SEC, including the registration statement on Form F-4, of which this proxy statement/prospectus forms a part, by going to Nokia’s Internet website at www.nokia.com, and you may obtain copies, without charge, of the documents Infinera files with the SEC by going to Infinera’s Internet website at www.infinera.com. The information contained in those websites is not incorporated by reference in, or in any way part of, this proxy statement/prospectus and you should not rely on such information in deciding whether to approve the Merger Agreement Proposal unless such information is included in this proxy statement/prospectus or has been incorporated by reference into this proxy statement/prospectus as provided below.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows Nokia to “incorporate by reference” into this proxy statement/prospectus documents Nokia files with the SEC including certain information required to be included in the registration statement on Form F-4 of which this proxy statement/prospectus forms a part. This means that Nokia can disclose important information to you by referring you to those documents. This proxy statement/prospectus incorporates by reference the following documents that Nokia has previously filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

•	Annual Report on Form 20-F for the fiscal year ended December 31, 2023 filed with the SEC on February 29, 2024.

•

Current Reports on Form 6-K furnished with the SEC on January 2, 2024, January 17, 2024 (only the first Form  6-K furnished to the SEC that day), January 24,  2024, January 25, 2024 (the first Form  6-K furnished to the SEC that day), January 25, 2024 (the second Form  6-K furnished to the SEC that day), February 8,  2024, February 8, 2024, March 18,  2024, March 28, 2024, April 3,  2024, April 10, 2024, April 11,  2024 (only the first Form 6-K furnished to the SEC that day), May 30,  2024 (only the first Form 6-K furnished to the SEC that day), June 13,  2024, June 27,  2024 (excluding descriptions of managers’ transactions therein), June 28,  2024 (excluding Exhibit 99.3 thereto), July 19,  2024, July 26, 2024 and August 1, 2024.

The documents listed above contain important information about Nokia’s businesses and financial performance. All documents filed by Nokia pursuant to Sections 13(a), 13(c) or 15(d) of the Exchange Act, from the date of this proxy statement/prospectus to the date of termination of the offering made hereby, will also be deemed to be incorporated by reference into this proxy statement/prospectus other than the portions of those documents not deemed to be filed. These documents include periodic reports, such as Annual Reports on 20-F, and, to the extent Nokia designates therein that they are so incorporated, any Report of Foreign Private Issuer on Form 6-K that Nokia furnishes to the SEC.

Nokia also incorporates by reference the Merger Agreement attached to this proxy statement/prospectus as Annex A.

Statements contained in this proxy statement/prospectus, or in any document incorporated by reference into this proxy statement/prospectus regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to the full text of that contract or other document filed as an exhibit with the SEC. Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.

You may obtain a copy of this proxy statement/prospectus or any of the documents incorporated by reference into this proxy statement/prospectus, without charge, by requesting them in writing or by telephone from:

Nokia Corporation Karakaari 7, FI-02610 Espoo Finland Attention: Investor Relations Email: Infinera.investor@nokia.com Telephone: +358 4080 3 4080	430 Park Avenue, 14th Floor New York, NY 10022 Banks and Brokers Call: (203) 658-9400 Stockholders Call Toll Free: (800) 662-5200 E-mail: INFN@investor.sodali.com

If you would like to request documents, please do so as soon as possible to receive them before the Special Meeting. If you request any copies of documents, Nokia or Infinera, as applicable, will mail them to you by first class mail, or another equally prompt means, within 1 business day of such request.

This proxy statement/prospectus does not constitute the solicitation of a proxy in any jurisdiction or from any person to whom or from whom it is unlawful to make such proxy solicitation in that jurisdiction. You should rely only on the information contained or incorporated by reference into this proxy statement/prospectus to vote your Infinera Common Stock at the Special Meeting. Neither Nokia nor Infinera has authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated August 21, 2024. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date, and the mailing of this proxy statement/prospectus to stockholders does not create any implication to the contrary.

UNAUDITED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED JUNE 29, 2024

INFINERA CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except par values)

(Unaudited)

	June 29, 2024	December 30, 2023
ASSETS
Current assets:
Cash and cash equivalents	$114,670	$172,505
Short-term restricted cash	333	517
Accounts receivable, net	284,382	381,981
Inventory	384,258	431,163
Prepaid expenses and other current assets	167,144	129,218

Total current assets	950,787	1,115,384
Property, plant and equipment, net	220,163	206,997
Operating lease right-of-use assets	38,836	39,973
Intangible assets, net	20,306	24,819
Goodwill	230,688	240,566
Long-term restricted cash	649	837
Other long-term assets	57,406	50,662

Total assets	$1,518,835	$1,679,238

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$237,904	$299,005
Accrued expenses and other current liabilities	131,572	110,758
Accrued compensation and related benefits	53,837	85,203
Short-term debt, net	25,273	25,512
Accrued warranty	14,937	17,266
Deferred revenue	140,926	136,248

Total current liabilities	604,449	673,992
Long-term debt, net	660,420	658,756
Long-term accrued warranty	14,521	15,934
Long-term deferred revenue	21,985	21,332
Long-term deferred tax liability	1,694	1,805
Long-term operating lease liabilities	44,795	47,464
Other long-term liabilities	39,383	43,364
Commitments and contingencies (Note 11)
Stockholders’ equity:
Preferred stock, $0.001 par value Authorized shares—25,000 and no shares issued and outstanding	—	—
Common stock, $0.001 par value Authorized shares—500,000 as of June 29, 2024 and December 30, 2023 Issued and outstanding shares—235,135 as of June 29, 2024 and 230,994 as of December 30, 2023	235	231
Additional paid-in capital	1,998,670	1,976,014
Accumulated other comprehensive loss	(32,829)	(34,848)
Accumulated deficit	(1,834,488)	(1,724,806)

Total stockholders’ equity	131,588	216,591

Total liabilities and stockholders’ equity	$1,518,835	$1,679,238

The accompanying notes are an integral part of these condensed consolidated financial statements.

INFINERA CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

(Unaudited)

	Three Months Ended		Six Months Ended
	June 29, 2024	July 1, 2023	June 29, 2024	July 1, 2023
Revenue:
Product	$266,470	$299,624	$501,794	$614,444
Services	76,269	76,604	147,867	153,859

Total revenue	342,739	376,228	649,661	768,303
Cost of revenue:
Cost of product	167,290	188,166	323,555	386,840
Cost of services	39,152	41,733	79,395	84,680
Amortization of intangible assets	—	3,537	—	7,093
Restructuring and other related costs	703	—	676	—

Total cost of revenue	207,145	233,436	403,626	478,613
Gross profit	135,594	142,792	246,035	289,690
Operating expenses:
Research and development	74,678	79,346	151,940	160,388
Sales and marketing	41,897	41,624	82,642	83,331
General and administrative	34,107	31,159	66,954	60,394
Amortization of intangible assets	2,256	3,523	4,512	7,112
Merger-related charges(1)	8,517	—	8,517	—
Restructuring and other related costs	3,948	1,431	4,262	2,221

Total operating expenses	165,403	157,083	318,827	313,446
Loss from operations	(29,809)	(14,291)	(72,792)	(23,756)
Other (expense) income, net:
Interest income	793	717	1,915	1,188
Interest expense	(8,163)	(7,387)	(16,792)	(14,187)
Other (loss) gain, net	(11,183)	7,170	(17,395)	18,126

Total other (expense) income, net	(18,553)	500	(32,272)	5,127
Loss before income taxes	(48,362)	(13,791)	(105,064)	(18,629)
(Benefit from) provision for income taxes	(75)	6,472	4,618	10,044

Net loss	$(48,287)	$(20,263)	$(109,682)	$(28,673)

Net loss per common share:
Basic	$(0.21)	$(0.09)	$(0.47)	$(0.13)

Diluted	$(0.21)	$(0.09)	$(0.47)	$(0.13)

Weighted average shares used in computing net loss per common share:
Basic	234,349	225,922	232,941	224,159

Diluted	234,349	225,922	232,941	224,159

(1)	Represents charges incurred directly in connection with the pending merger with Nokia. See Note 1, Basis of Presentation and Significant Accounting Policies, for further information.

The accompanying notes are an integral part of these condensed consolidated financial statements.

INFINERA CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands)

(Unaudited)

	Three Months Ended		Six Months Ended
	June 29, 2024	July 1, 2023	June 29, 2024	July 1, 2023
Net loss	$(48,287)	$(20,263)	$(109,682)	$(28,673)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustment	10,306	(16,973)	2,238	(24,144)
Actuarial loss on pension liabilities	—	—	—	(447)
Amortization of actuarial (gain) loss	(109)	740	(219)	(197)

Net change in accumulated other comprehensive income (loss)	10,197	(16,233)	2,019	(24,788)

Comprehensive loss	$(38,090)	$(36,496)	$(107,663)	$(53,461)

The accompanying notes are an integral part of these condensed consolidated financial statements.

INFINERA CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands)

(Unaudited)

	Three Months Ended June 29, 2024
	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount
Balance at March 30, 2024	231,962	$232	$1,990,537	$(43,026)	$(1,786,201)	$161,542
Restricted stock units released	3,429	3	—	—	—	3
Shares withheld for tax obligations	(256)	—	(1,397)	—	—	(1,397)
Stock-based compensation	—	—	9,530	—	—	9,530
Other comprehensive loss	—	—	—	10,197	—	10,197
Net loss	—	—	—	—	(48,287)	(48,287)

Balance at June 29, 2024	235,135	$235	$1,998,670	$(32,829)	$(1,834,488)	$131,588

	Six Months Ended June 29, 2024
	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount
Balance at December 30, 2023	230,994	$231	$1,976,014	$(34,848)	$(1,724,806)	$216,591
Restricted stock units released	4,438	4	—	—	—	4
Shares withheld for tax obligations	(297)	—	(1,599)	—	—	(1,599)
Stock-based compensation	—	—	24,255	—	—	24,255
Other comprehensive loss	—	—	—	2,019	—	2,019
Net loss	—	—	—	—	(109,682)	(109,682)

Balance at June 29, 2024	235,135	$235	$1,998,670	$(32,829)	$(1,834,488)	$131,588

INFINERA CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (continued)

(In thousands)

(Unaudited)

	Three Months Ended July 1, 2023
	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount
Balance at April 1, 2023	224,832	$225	$1,925,060	$(31,026)	$(1,708,003)	$186,256
Restricted stock units released	1,744	1	—	—	—	1
Shares withheld for tax obligations	(88)	—	(567)	—	—	(567)
Stock-based compensation	—	—	17,984	—	—	17,984
Other comprehensive loss	—	—	—	(16,233)	—	(16,233)
Net loss	—	—	—	—	(20,263)	(20,263)

Balance at July 1, 2023	226,488	$226	$1,942,477	$(47,259)	$(1,728,266)	$167,178

	Six Months Ended July 1, 2023
	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount
Balance at December 31, 2022	220,408	$220	$1,901,491	$(22,471)	$(1,699,593)	$179,647
ESPP shares issued	1,775	2	8,734	—	—	8,736
Restricted stock units released	4,545	4	—	—	—	4
Shares withheld for tax obligations	(240)	—	(1,668)	—	—	(1,668)
Stock-based compensation	—	—	33,920	—	—	33,920
Other comprehensive loss	—	—	—	(24,788)	—	(24,788)
Net loss	—	—	—	—	(28,673)	(28,673)

Balance at July 1, 2023	226,488	$226	$1,942,477	$(47,259)	$(1,728,266)	$167,178

The accompanying notes are an integral part of these condensed consolidated financial statements.

INFINERA CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Six Months Ended
	June 29, 2024	July 1, 2023
Cash Flows from Operating Activities:
Net loss	$(109,682)	$(28,673)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	30,986	39,401
Non-cash restructuring charges and other related costs	52	1,155
Amortization of debt issuance costs and discount	1,825	2,108
Operating lease expense	4,506	4,279
Stock-based compensation expense	24,332	33,649
Other, net	(174)	(682)
Changes in assets and liabilities:
Accounts receivable	94,764	94,216
Inventory	46,148	(53,162)
Prepaid expenses and other current assets	(52,618)	11,377
Accounts payable	(78,074)	(28,023)
Accrued expenses and other current liabilities	(4,634)	(50,699)
Deferred revenue	6,641	(25,295)

Net cash used in operating activities	(35,928)	(349)
Cash Flows from Investing Activities:
Purchase of property and equipment	(22,658)	(27,582)

Net cash used in investing activities	(22,658)	(27,582)
Cash Flows from Financing Activities:
Proceeds from issuance of 2028 Notes, net of discount	—	98,751
Repayment of 2024 Notes	—	(83,446)
Payment of debt issuance cost	—	(2,030)
Proceeds from asset-based revolving credit facility	25,000	—
Repayment of asset-based revolving credit facility	(25,000)	—
Repayment of mortgage payable	(240)	(253)
Principal payments on finance lease obligations	(372)	(471)
Payment of term license obligation	(5,148)	(5,505)
Proceeds from issuance of common stock	4	8,738
Tax withholding paid on behalf of employees for net share settlement	(1,599)	(1,668)

Net cash (used in) provided by financing activities	(7,355)	14,116
Effect of exchange rate changes on cash	7,734	(8,629)
Net change in cash, cash equivalents and restricted cash	(58,207)	(22,444)
Cash, cash equivalents and restricted cash at beginning of period	173,859	189,203

Cash, cash equivalents and restricted cash at end of period(1)	$115,652	$166,759

Supplemental disclosures of cash flow information:
Cash paid for income taxes, net	$13,360	$8,983
Cash paid for interest	$13,237	$11,076
Supplemental schedule of non-cash investing and financing activities:
Unpaid debt issuance cost	$—	$375
Property and equipment included in accounts payable and accrued liabilities	$26,888	$16,068
Unpaid term licenses (included in accounts payable, accrued liabilities and other long-term liabilities)	$18,832	$10,276

(1) Reconciliation of cash, cash equivalents and restricted cash to the condensed consolidated balance sheets:

	June 29, 2024	July 1, 2023
Cash and cash equivalents	$114,670	$163,007
Short-term restricted cash	333	2,449
Long-term restricted cash	649	1,303

Total cash, cash equivalents and restricted cash	$115,652	$166,759

The accompanying notes are an integral part of these condensed consolidated financial statements.

INFINERA CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Basis of Presentation and Significant Accounting Policies

Infinera Corporation (“Infinera” or the “Company”) prepared its interim condensed consolidated financial statements that accompany these notes in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”), consistent in all material respects with those applied in the Company’s Annual Report on Form 10-K for the fiscal year ended December 30, 2023.

The Company has made certain estimates, assumptions and judgments that can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the condensed consolidated financial statements, as well as the reported amounts of revenue and expenses during the periods presented. Estimates, assumptions and judgments made by management include inventory valuation, revenue recognition, accounting for income taxes, stock-based compensation, employee benefit and pension plans, manufacturing partner and supplier liabilities, allowances for sales returns, allowances for credit losses, useful life of intangibles and property, plant and equipment, impairment loss related to lease abandonment, accrued warranty, operating and finance lease liabilities, restructuring and other related costs and loss contingencies. Management believes that the estimates and judgments upon which they rely are reasonable based upon information available to them at the time that these estimates and judgments are made. The Company expects uncertainties around its key accounting estimates to continue to evolve depending on the duration and degree of impact associated with inflation, and disruption in the global economy and financial markets. These estimates may change as new events occur and additional information emerges, and such changes are recognized or disclosed in the Company’s condensed consolidated financial statements.

The interim financial information is unaudited, but reflects all adjustments that are, in management’s opinion, necessary to provide a fair presentation of results for the interim periods presented. All adjustments are of a normal recurring nature. The condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated.

This interim information should be read in conjunction with the consolidated financial statements in the Annual Report on Form 10-K for the fiscal year ended December 30, 2023.

For both the three- and six-months ended June 29, 2024, no end-customer accounted for 10% or more of the Company’s total revenue. For the three-months ended July 1, 2023, one end-customer accounted for 13% of the Company’s total revenue and for the six-months ended July 1, 2023, no end-customer accounted for 10% or more of the Company’s total revenue.

There have been no material changes in the Company’s significant accounting policies for the six-months ended June 29, 2024 compared to those disclosed in the Annual Report on Form 10-K for the fiscal year ended December 30, 2023.

Nokia Merger Agreement

On June 27, 2024, Infinera, Nokia Corporation, a company incorporated under the laws of the Republic of Finland (“Nokia”) and Neptune of America Corporation, a Delaware corporation and wholly owned subsidiary of Nokia (“Merger Sub”) entered into an Agreement and Plan of Merger (as it may be

INFINERA CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

amended, modified or waived from time to time, the “Merger Agreement”) that provides for Merger Sub to merge with and into Infinera (the “Merger”), with Infinera surviving the Merger as a wholly owned subsidiary of Nokia.

Upon and subject to the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Common Stock that is issued and outstanding as of immediately prior to the Effective Time will be automatically canceled, extinguished and converted into, at the election of the holder, the right to receive the following consideration, subject to proration in accordance with the Merger Agreement:

•	cash in an amount equal to $6.65, without interest thereon (such consideration, the “Cash Consideration”);

•

a number of ordinary shares, with no nominal value and in book-entry form, of Nokia (“Nokia Shares”) based on an exchange ratio of 1.7896 Nokia Shares for each share of Common Stock (the “Share Consideration”); or

•	cash in an amount equal to $4.66, without interest, and a number of Nokia Shares based on an exchange ratio of 0.5355 for each share of Common Stock (the “Mixed Consideration”).

In each case, the Nokia Shares will be delivered in the form of American Depositary Shares (the “Nokia ADSs”), with each Nokia ADS representing the right to one Nokia Share. The election right for holders of Common Stock with respect to the Mixed Consideration and the Share Consideration will be subject to proration pursuant to the terms of the Merger Agreement.

Completion of the Merger is subject to customary conditions, including but not limited to the adoption of the Merger Agreement by the Company’s stockholders; the satisfaction of certain domestic and foreign regulatory approvals, filings and authorizations, including antitrust clearance in the United States, antitrust approval by the European Commission, antitrust approval in the United Kingdom and antitrust approvals in other non-U.S. jurisdictions, and in connection with certain foreign investment laws in the U.S. and other specified locations, including filings with CFIUS and foreign investment authorities in certain non-U.S. jurisdictions; the absence of a law or order preventing, materially enjoining, materially restraining or materially impairing the consummation of the Merger; and performance by the parties in all material respects of all their obligations under the Merger Agreement.

The Merger Agreement includes certain customary termination rights for the Company and Nokia. Upon termination of the Merger Agreement in certain circumstances, the Company may be required to pay Nokia a termination fee of $65.0 million, and Nokia may be required to pay the Company a termination fee of $130.0 million.

The Merger is expected to close in the first half of 2025.

The foregoing summary of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, which is filed as Exhibit 2.1 of the Company’s Current Report on Form 8-K filed on June 28, 2024.

Other than transaction expenses associated with the proposed Merger of $8.5 million recorded in operating expense in the accompanying condensed consolidated statements of operations for the

INFINERA CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

quarter ended June 29, 2024, the terms of the Merger Agreement did not impact the Company’s condensed consolidated financial statements for the quarter ended June 29, 2024.

Accounting Pronouncements Not Yet Adopted

Segment Reporting Disclosures

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.” The standard improves reportable segment disclosure requirements for public business entities primarily through enhanced disclosures about significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and included within each reported measure of segment profit (referred to as the “significant expense principle”). The standard will become effective for fiscal year 2024 annual financial statements and interim financial statements thereafter and will be applied retrospectively for all prior periods presented in the financial statements, with early adoption permitted. The Company plans to adopt the standard when it becomes effective beginning in fiscal year 2024 annual financial statements, and is currently evaluating the impact this guidance will have on the disclosures included in the notes to the consolidated financial statements.

Income Tax Disclosures

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures.” The standard enhances income tax disclosure requirements for all entities by requiring specified categories and greater disaggregation within the rate reconciliation table, disclosure of income taxes paid by jurisdiction, and providing clarification on uncertain tax positions and related financial statement impacts. The standard will be effective for fiscal year 2024 annual financial statements with early adoption permitted. The Company plans to adopt the standard when it becomes effective beginning in fiscal year 2024 annual financial statements, and expects the adoption of the standard will impact certain of the income tax disclosures.

2. Leases

The Company has operating leases for real estate (facilities) and automobiles. For the three- and six-months ended June 29, 2024, operating lease expense was $3.7 million and $7.4 million, respectively. Included in operating lease expense were rent expense and impairment charges due to restructuring resulting in abandonment of certain lease facilities, amounting to $0.4 million and $0.7 million, for the three- and six-months ended June 29, 2024, respectively.

For the three- and six-months ended July 1, 2023, operating lease expense was $4.4 million and $8.2 million, respectively. Included in operating lease expense were rent expense and impairment charges due to restructuring resulting in abandonment of certain lease facilities, amounting to $1.4 million and $2.2 million, for the three- and six-months ended July 1, 2023, respectively.

Variable lease cost, short-term lease cost and sublease income were immaterial during the three- and six-month periods ended June 29, 2024 and July 1, 2023.

INFINERA CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The following table presents current and long-term portion of operating lease liabilities as classified in the condensed consolidated balance sheets (in thousands):

	June 29, 2024	December 30, 2023
Accrued expenses and other current liabilities	$12,219	$11,888
Other long-term liabilities	44,795	47,464

Total operating lease liability	$57,014	$59,352

The Company also has finance leases. The lease term for these arrangements range from three to five years with options to purchase, or ownership transferring at the end of the term.

As of June 29, 2024 and December 30, 2023, finance leases included in property, plant, and equipment, net in the condensed consolidated balance sheets were $3.6 million and $4.5 million, respectively. Finance lease expense includes amortization of the right-of-use assets and interest expense. Total finance lease expense during the three- and six-month periods ended June 29, 2024 and July 1, 2023 was not material.

The following table presents maturity of lease liabilities under the Company’s non-cancelable leases as of June 29, 2024 (in thousands):

	Operating Lease	Finance Lease
Total lease payments	$107,122	$4,831
Less: interest(1)	50,108	525

Present value of lease liabilities	$57,014	$4,306

(1)	Calculated using the interest rate for each lease.

The following table presents supplemental information for the Company’s non-cancelable leases for the six-months ended June 29, 2024 (in thousands, except for lease term, discount rate and percentage data):

	Operating Lease		Finance Lease
Weighted average remaining lease term	15.1	years	3.8	years
Weighted average discount rate	10.64%		10.00%
Cash paid for amounts included in the measurement of lease liabilities	$8,416		$372
Leased assets obtained in exchange for new lease liabilities	$3,923		$—

INFINERA CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

3. Revenue Recognition

Disaggregation of Revenue

The following table presents the Company’s revenue disaggregated by geography, based on the shipping address of the end-customer (in thousands):

	Three Months Ended		Six Months Ended
	June 29, 2024	July 1, 2023	June 29, 2024	July 1, 2023
United States	$200,478	$217,114	$365,196	$454,149
Other Americas	28,316	23,157	48,086	43,712
Europe, Middle East and Africa	84,197	85,643	179,912	178,893
Asia Pacific	29,748	50,314	56,467	91,549

Total revenue	$342,739	$376,228	$649,661	$768,303

The Company sells its products directly to customers and to channel partners.

The following table presents the Company’s revenue disaggregated by sales channel (in thousands):

	Three Months Ended		Six Months Ended
	June 29, 2024	July 1, 2023	June 29, 2024	July 1, 2023
Direct	$211,030	$237,584	$425,373	$500,446
Indirect	131,709	138,644	224,288	267,857

Total revenue	$342,739	$376,228	$649,661	$768,303

Contract Balances

The following table provides information about receivables, contract assets and contract liabilities from contracts with customers (in thousands):

	June 29, 2024	December 30, 2023
Assets (Liabilities)
Accounts receivable, net	$284,382	$381,981
Contract assets	$73,970	$46,738
Contract liabilities(1)	$(22,145)	$(3,313)
Deferred revenue(2)	$(162,911)	$(157,580)

(1)	Included in this balance are deposits, customer advances and variable rebates and incentives.
(2)

Included in this balance are amounts related to services that are subject to cancellation and pro-rated refund rights of $63.8 million and $85.9 million as of June 29, 2024 and December 30, 2023, respectively.

Revenue recognized for the three- and six-months ended June 29, 2024 that was included in the deferred revenue balance at the beginning of the reporting period was $41.1 million and $93.2 million, respectively. Revenue recognized for the three- and six-months ended July 1, 2023 that was included in the deferred revenue balance at the beginning of the reporting period was $44.4 million and

INFINERA CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

$95.3 million, respectively. Changes in the contract asset and liability balances during the three- and six-month periods ended June 29, 2024 and July 1, 2023 were not materially impacted by other factors.

Transaction Price Allocated to the Remaining Performance Obligation

The Company’s remaining performance obligations represent the transaction price allocated to performance obligations that are unsatisfied or partially satisfied, consisting of deferred revenue and non-cancellable backlog. The Company’s backlog represents purchase orders received from customers for future product shipments and services. The Company’s backlog is subject to future events that could cause the amount or timing of the related revenue to change, and, in certain cases, may be canceled without penalty. Orders in backlog may be fulfilled several quarters following receipt or may relate to multi-year support service obligations.

The following table includes estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially satisfied) pursuant to contracts that are not subject to cancellation without penalty at the end of the reporting period (in thousands):

	Remainder of 2024	2025	2026	2027	2028	Thereafter	Total
Revenue expected to be recognized in the future as of June 29, 2024	$426,065	$71,700	$28,897	$19,812	$12,363	$4,751	$563,588

4. Fair Value Measurements

Disclosure of Fair Values

Financial instruments that are not re-measured at fair value include accounts receivable, accounts payable, accrued liabilities, and debt. The carrying values of these financial instruments, other than the Company’s 2024 Notes, 2027 Notes and 2028 Notes (as defined below and collectively referred to as “convertible senior notes”), approximate their fair values. The fair value of convertible senior notes was determined based on the quoted bid price of the convertible senior notes in an over-the-counter market on June 28, 2024 (the last trading day of the quarter).

The following table presents the estimated fair values of the convertible senior notes (in thousands):

	As of June 29, 2024			As of December 30, 2023
	Fair Value Measured Using			Fair Value Measured Using
	Level 1	Level 2	Total	Level 1	Level 2	Total
Convertible senior notes	$—	$732,613	$732,613	$—	$658,609	$658,609

Cash equivalents are measured and reported at fair value on a recurring basis. The following table presents the fair value of these financial assets and their levels within the fair value hierarchy (in thousands):

	As of June 29, 2024			As of December 30, 2023
	Fair Value Measured Using			Fair Value Measured Using
	Level 1	Level 2	Total	Level 1	Level 2	Total
Money market funds	$50,000	$—	$50,000	$115,000	$—	$115,000

INFINERA CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

During the six-months ended June 29, 2024, there were no transfers of assets or liabilities between Level 1 and Level 2 of the fair value hierarchy. As of each of June 29, 2024 and December 30, 2023, none of the Company’s existing assets or liabilities were classified as Level 3.

The Company measures goodwill and intangible assets at fair value on a nonrecurring basis when there are identifiable events or changes in circumstances that may have a significant adverse impact on the fair value of these assets. The Company performed a qualitative analysis of impairment indicators of these assets and noted no adverse impact to their fair values as of June 29, 2024.

Facilities-related Charges

The Company classifies certain facilities-related charges within Level 3 of the fair value hierarchy and applies fair value accounting on a nonrecurring basis when impairment indicators exist or upon the existence of observable fair values.

In connection with its restructuring plans (as discussed in Note 7, “Restructuring and Other Related Costs” to the notes to condensed consolidated financial statements), the Company incurred facilities-related charges of $0.4 million and $0.7 million for the three- and six-months ended June 29, 2024, respectively. The Company incurred facilities-related charges of $1.4 million and $2.2 million for the three- and six-months ended July 1, 2023, respectively. These charges primarily consisted of impairment charges incurred for operating lease right-of-use assets and were calculated at fair value based on estimated future sublease rental receipts that the Company could reasonably obtain over the remaining lease term at the discount rate. Facilities-related charges are classified as Level 3 measurement due to the significance of these unobservable inputs. See Note 7, “Restructuring and Other Related Costs” to the notes to condensed consolidated financial statements for more information.

Cash, Cash Equivalents and Restricted Cash

As of June 29, 2024, the Company had $115.7 million of cash, cash equivalents and restricted cash, including $38.9 million of cash held by its foreign subsidiaries.

As of December 30, 2023, the Company had $173.9 million of cash, cash equivalents and restricted cash, including $48.1 million of cash held by its foreign subsidiaries.

The Company’s cash held by its foreign subsidiaries is used for operating and investing activities in those locations, and the Company does not currently have the need or the intent to repatriate those funds to the U.S.

5. Goodwill and Intangible Assets

Goodwill

Goodwill is recorded when the purchase price of an acquisition exceeds the fair value of the net tangible and identified intangible assets acquired.

INFINERA CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The following table presents details of the Company’s goodwill during the six-months ended June 29, 2024 (in thousands):

Balance as of December 30, 2023	$240,566
Foreign currency translation adjustments	(9,878)

Balance as of June 29, 2024	$230,688

The gross carrying amount of goodwill may change due to the effects of foreign currency fluctuations as a portion of these assets are denominated in foreign currency. To date, the Company has not recognized any impairment losses on goodwill.

Intangible Assets

The following tables present details of the Company’s intangible assets as of June 29, 2024 and December 30, 2023 (in thousands, except for remaining useful life):

	June 29, 2024
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Remaining Useful Life (In Years)
Intangible assets with finite lives:
Customer relationships	$72,200	$(51,894)	$20,306	2.3

Total intangible assets with finite lives	$72,200	$(51,894)	$20,306

	December 30, 2023
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Remaining Useful Life (In Years)
Intangible assets with finite lives:
Customer relationships	$72,200	$(47,381)	$24,819	2.8

Total intangible assets with finite lives	$72,200	$(47,381)	$24,819

The gross carrying amount of intangible assets and the related amortization expense of intangible assets may change due to the effects of foreign currency fluctuations as a portion of these assets are denominated in foreign currency. Amortization expenses were $2.3 million and $4.5 million for the three- and six-months ended June 29, 2024, respectively. Amortization expenses were $7.1 million and $14.2 million for the three- and six-months ended July 1, 2023, respectively.

Intangible assets are carried at cost less accumulated amortization and impairment, if any. Amortization expenses are recorded to the appropriate cost and expense categories.

The following table summarizes the Company’s estimated future amortization expense of intangible assets with finite lives as of June 29, 2024 (in thousands):

		Fiscal Years
	Total	Remainder of 2024	2025	2026	2027	2028	Thereafter
Total future amortization expense	$20,306	$4,513	$9,025	$6,768	$—	$—	$—

INFINERA CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

6. Balance Sheet Details

Restricted Cash

The Company’s restricted cash balance is held in deposit accounts at various banks globally. These amounts primarily collateralize the Company’s issuances of standby letters of credit and bank guarantees.

Allowance for Credit Losses

The following table provides a roll forward of the allowance for credit losses for accounts receivable for the six-months ended June 29, 2024 (in thousands):

Balance as of December 30, 2023	$876
Additions(1)	408
Write offs(2)	(105)

Balance as of June 29, 2024	$1,179

The new additions during the six-months ended June 29, 2024 are primarily due to specific reserves.

The write offs during the six-months ended June 29, 2024 are primarily amounts fully reserved previously.

Accounts Receivable Factoring

The Company sells certain designated trade account receivables based on factoring arrangements with well-established factoring companies. Pursuant to the terms of the arrangements, the Company accounts for these transactions in accordance with ASC Topic 860, “Transfers and Servicing”. The Company’s factor purchases trade accounts receivables on a non-recourse basis and without any further obligations. Trade accounts receivables balances sold are removed from the condensed consolidated balance sheets and cash received is reflected as cash provided by operating activities in the condensed consolidated statements of cash flows. The difference between the fair value of the Company’s trade receivables and the proceeds received is recorded as interest expense in the Company’s condensed consolidated statements of operations. For the three- and six-months ended June 29, 2024, the Company’s recognized factoring related interest expense was approximately $0.1 million and $0.2 million, respectively. For the three- and six-months ended July 1, 2023, the Company’s recognized factoring related interest expense was approximately $0.1 million and $0.4 million, respectively.

For the three- and six-months ended June 29, 2024, the Company’s gross amount of trade accounts receivables sold was approximately $8.6 million and $14.3 million, respectively. For the three- and six-months ended July 1, 2023, the Company’s gross amount of trade accounts receivables sold was approximately $13.2 million and $34.4 million, respectively.

INFINERA CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Selected Balance Sheet Items

The following table provides details of selected balance sheet items (in thousands):

	June 29, 2024	December 30, 2023
Inventory
Raw materials	$119,421	$133,561
Work in process	68,695	68,407
Finished goods	196,142	229,195

Total inventory	$384,258	$431,163

Property, plant and equipment, net
Computer hardware	$48,822	$48,611
Computer software(1)	74,033	74,752
Laboratory and manufacturing equipment	364,789	354,103
Land and building	12,372	12,372
Furniture and fixtures	3,144	2,916
Leasehold and building improvements	46,505	46,652
Construction in progress	65,914	41,328

Subtotal	615,579	580,734
Less accumulated depreciation and amortization(2)	(395,416)	(373,737)

Total property, plant and equipment, net	$220,163	$206,997

Accrued expenses and other current liabilities
Loss contingency related to non-cancelable purchase commitments	$17,539	$17,909
Taxes payable	16,748	24,248
Short-term operating and finance lease liability	13,091	12,905
Restructuring accrual	4,924	6,042
Other accrued expenses and other current liabilities(3)	79,270	49,654

Total accrued expenses	$131,572	$110,758

(1)

Included in computer software at June 29, 2024 and December 30, 2023 were $34.6 million and $34.8 million, respectively, related to enterprise resource planning (“ERP”) systems that the Company implemented. The unamortized ERP costs at June 29, 2024 and December 30, 2023 were $7.4 million and $9.6 million, respectively. Also included in computer software at June 29, 2024 and December 30, 2023 was $29.1 million and $29.6 million, respectively, related to term licenses. The unamortized term license costs at June 29, 2024 and December 30, 2023 was $18.6 million and $23.6 million, respectively.

(2)

Depreciation expense was $13.3 million and $26.4 million (which includes depreciation of capitalized ERP cost of $1.2 million and $2.5 million, respectively) for the three- and six-months ended June 29, 2024, respectively. Also included in depreciation expense for the three- and six-months ended June 29, 2024 was $2.5 million and $5.0 million, respectively, related to term licenses. Depreciation expense was $12.7 million and $25.2 million (which includes depreciation of capitalized ERP cost of $1.3 million and $2.2 million, respectively) for the three- and six-months ended July 1, 2023, respectively. Also included in depreciation expense for the three- and six-months ended July 1, 2023 was $2.2 million and $4.4 million, respectively, related to term licenses.

INFINERA CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(3)	Other accrued expenses and other current liabilities included contract liabilities. See Note 3, “Revenue Recognition” to the notes to condensed consolidated financial statements for more information.

7. Restructuring and Other Related Costs

In 2023, the Company implemented a restructuring initiative to reduce costs (the “2023 Restructuring Plan”). In relation to the 2023 Restructuring Plan, the Company incurred and recorded $6.6 million in total of which $5.9 million was recorded in 2023 and $0.7 million was recorded in the three-months ended June 29, 2024. The 2023 Restructuring Plan is expected to be completed in 2024 with the remaining associated payments made in 2024.

In 2024, the Company implemented a restructuring initiative to reduce costs (the “2024 Restructuring Plan”). In relation to the 2024 Restructuring Plan, the Company incurred and recorded $3.5 million of restructuring costs in the three-months ended June 29, 2024. The 2024 Restructuring Plan is expected to be completed in 2024 with the associated payments made in 2024 and 2025. Additional restructuring activities may occur in the future in connection with the Company’s ongoing transformation initiatives.

In the three- and six-month periods ended June 29, 2024 and July 1, 2023, the Company incurred lease-related impairment charges from consolidation of various sites that resulted in abandonment of related leased facilities. This was a result of restructuring initiatives undertaken in previous years.

The following table presents restructuring and other related costs included in cost of revenue and operating expenses in the accompanying condensed consolidated statements of operations under the restructuring plans (in thousands):

	Three Months Ended
	June 29, 2024		July 1, 2023
	Cost of Revenue	Operating Expenses	Cost of Revenue	Operating Expenses
Severance and other related expenses	$703	$3,566	$—	$—
Lease related impairment charges	—	382	—	1,375
Others	—	—	—	56

Total	$703	$3,948	$—	$1,431

	Six Months Ended
	June 29, 2024		July 1, 2023
	Cost of Revenue	Operating Expenses	Cost of Revenue	Operating Expenses
Severance and other related expenses	$676	$3,533	$—	$—
Lease related impairment charges	—	729	—	2,161
Others	—	—	—	60

Total	$676	$4,262	$—	$2,221

INFINERA CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Restructuring liabilities are reported within accrued expenses in the accompanying condensed consolidated balance sheets (in thousands):

	Severance and other related expenses	Lease related impairment charges	Others	Total
Balance at December 30, 2023	$5,887	$—	$155	$6,042
Charges	4,209	729	—	4,938
Cash Payments	(5,292)	(712)	—	(6,004)
Non-Cash Settlements and Other	(30)	(17)	(5)	(52)

Balance at June 29, 2024	$4,774	$—	$150	$4,924

As of June 29, 2024, the Company’s restructuring liability was primarily related to the 2024 Restructuring Plan.

8. Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss includes certain changes in equity that are excluded from net loss. The following table sets forth the changes in accumulated other comprehensive loss by component for the six-months ended June 29, 2024 (in thousands):

	Foreign Currency Translation	Actuarial Gain (Loss) on Pension	Total
Balance at December 30, 2023	$(59,594)	$24,746	$(34,848)
Other comprehensive loss before reclassifications	2,238	—	2,238
Amounts reclassified from accumulated other comprehensive loss	—	(219)	(219)

Net current-period other comprehensive loss	2,238	(219)	2,019

Balance at June 29, 2024	$(57,356)	$24,527	$(32,829)

9. Basic and Diluted Net Loss Per Common Share

Basic net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted net loss per common share is computed using net loss and the weighted average number of common shares outstanding plus potentially dilutive common shares outstanding during the period. Potentially dilutive common shares include the assumed release of outstanding restricted stock units (“RSUs”) and performance shares (referred to herein as the “PSUs”), assumed issuance of common stock under the Company’s 2007 Employee Stock Purchase Plan (the “ESPP”) using the treasury stock method, and shares of common stock issuable upon conversion of convertible senior notes. The Company includes the common shares underlying PSUs in the calculation of diluted net income per common share only when they become contingently issuable. As the Company incurred net losses during the three- and six-month periods ended June 29, 2024 and July 1, 2023, all potentially issuable shares of common stock were determined to be anti-dilutive.

INFINERA CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The following table sets forth the computation of net loss per common share—basic and diluted (in thousands, except per share amounts):

	Three Months Ended		Six Months Ended
	June 29, 2024	July 1, 2023	June 29, 2024	July 1, 2023
Net loss	$(48,287)	$(20,263)	$(109,682)	$(28,673)
Weighted average common shares outstanding - basic and diluted	234,349	225,922	232,941	224,159
Net loss per common share - basic and diluted	$(0.21)	$(0.09)	$(0.47)	$(0.13)

The following sets forth the potentially dilutive shares excluded from the computation of the diluted net loss per share because their effect was anti-dilutive (in thousands):

	Three Months Ended		Six Months Ended
	June 29, 2024	July 1, 2023	June 29, 2024	July 1, 2023
Convertible senior notes	28,019	35,116	28,019	37,608
Restricted stock units	14,971	14,212	16,199	14,897
Performance stock units	3,763	3,675	4,299	3,680
Employee stock purchase plan shares	—	212	—	106

Total	46,753	53,215	48,517	56,291

The Company uses the if-converted method for calculating any potential dilutive effect of the convertible senior notes. The Company calculates diluted earnings per share assuming that all of the convertible senior notes permitted to be share settled were converted solely into shares of common stock at the beginning of the reporting period. The potential impact upon the conversion of the convertible senior notes was excluded from the calculation of diluted net loss per share for the three- and six-month periods ended June 29, 2024 and July 1, 2023, because the effect would have been anti-dilutive.

10. Debt

The following is a summary of the Company’s debt as of June 29, 2024 (in thousands):

	Net Carrying Value		Unpaid Principal Balance	Contractual Maturity Date
	Current	Long-Term
2024 Notes	$18,747	$—	$18,747	September 2024
2027 Notes	—	197,315	200,000	March 2027
2028 Notes	—	463,105	473,750	August 2028
Mortgage	6,526	—	6,526	August 2024

Total Debt	$25,273	$660,420	$699,023

INFINERA CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The following is a summary of the Company’s debt as of December 30, 2023 (in thousands):

	Net Carrying Value		Unpaid Principal Balance	Contractual Maturity Date
	Current	Long-Term
2024 Notes	$18,747	$—	$18,747	September 2024
2027 Notes	—	196,829	200,000	March 2027
2028 Notes	—	461,927	473,750	August 2028
Mortgage	6,765	—	6,765	May 2024

Total Debt	$25,512	$658,756	$699,262

Convertible Senior Notes

In September 2018, the Company issued $402.5 million aggregate principal amount of 2.125% Convertible Senior Notes due 2024 (the “2024 Notes”). In March 2020, the Company issued $200.0 million aggregate principal amount of 2.5% Convertible Senior Notes due 2027 (the “2027 Notes”). In August 2022 and in June 2023, the Company issued $373.8 million and $100.0 million, respectively, aggregate principal amounts of 3.75% Convertible Senior Notes due 2028 (together, the “2028 Notes”, and together with the 2024 Notes and 2027 Notes, the “convertible senior notes”). The 2024 Notes bear interest at a fixed rate of 2.125% per year, payable semi-annually in arrears on March 1 and September 1 of each year, beginning on March 1, 2019. The 2027 Notes bear interest at a fixed rate of 2.5% per year, payable semi-annually in arrears on March 1 and September 1 of each year, beginning on September 1, 2020. The 2028 Notes bear interest at a fixed rate of 3.75% per year, payable semi-annually in arrears on February 1 and August 1 of each year, beginning on February 1, 2023. No sinking fund is provided for the convertible senior notes.

There have been no changes to the initial conversion price of the convertible senior notes since issuance and during the three- and six-months ended June 29, 2024. None of the conditions allowing holders of the convertible senior notes to convert early were met. The convertible senior notes were therefore not convertible during the three- and six-months ended June 29, 2024.

Exchange and Repurchase

In June 2023, the Company issued $100.0 million in additional aggregate principal amount (the “Additional 2028 Notes”) of its currently outstanding 3.75% Convertible Senior Notes due 2028 (the “Existing 2028 Notes”). The Additional 2028 Notes were issued under an indenture dated as of August 8, 2022, by and between the Company and U.S. Bank Trust Company, National Association, as trustee. The Additional 2028 Notes constitute a further issuance of, and form a single series with, the Existing 2028 Notes issued on August 8, 2022 in the aggregate principal amount of $373.8 million and have substantially identical terms, including conversion rate, conversion price, convertible dates, redemption rights, conditions for conversion, settlement provisions and ranking.

The net proceeds to the Company from this issuance of Additional 2028 Notes were approximately $96.5 million after deducting the placement agent’s fee, other debt issuance costs and discount. The Company used approximately $84.0 million of the net proceeds from this issuance to repurchase approximately $83.9 million in aggregate principal amount, which included accrued and unpaid interest, of its 2024 Notes concurrently with the issuance. This transaction involved a contemporaneous exchange of cash between the Company and holders of the 2024 Notes participating in the issuance of

INFINERA CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

the Additional 2028 Notes. Accordingly, the transaction was evaluated for modification or extinguishment accounting in accordance with ASC 470-50, Debt—Modifications and Extinguishments on a creditor-by-creditor basis depending on whether the exchange was determined to have substantially different terms. The repurchase of the 2024 Notes and issuance of the Additional 2028 Notes were deemed to have substantially different terms based on the present value of the cash flows or significant difference between the value of the conversion option immediately prior to and after the exchange. Therefore, the repurchase of the 2024 Notes was accounted for as a debt extinguishment. The Company recorded an immaterial loss on extinguishment of debt in interest expense, in the condensed consolidated statements of operations for the three-months ended July 1, 2023, which includes the write-off of the related deferred issuance costs.

Interest Expense

The following table presents the interest expense related to the contractual interest coupon and the amortization of debt issuance costs on the Company’s convertible senior notes (in thousands):

	Three Months Ended		Six Months Ended
	June 29, 2024	July 1, 2023	June 29, 2024	July 1, 2023
Contractual interest expense	$5,791	$5,370	$11,582	$10,669
Amortization of debt issuance costs and discount	837	1,659	1,664	2,444

Total interest expense	$6,628	$7,029	$13,246	$13,113

The issuance cost and discount related to the 2024 Notes, the 2027 Notes and the 2028 Notes are being amortized to interest expense over the respective contractual term, at effective interest rates of 2.6%, 3.0% and 4.3%, respectively. Unamortized debt issuance costs and discount will be amortized over the remaining life of the 2024 Notes, the 2027 Notes and the 2028 Notes which is approximately 2 months, 32 months, and 49 months, respectively.

The net carrying amount of the convertible senior notes as of June 29, 2024 and as of December 30, 2023 was as follows (in thousands):

	2024 Notes		2027 Notes		2028 Notes
	June 29, 2024	December 30, 2023	June 29, 2024	December 30, 2023	June 29, 2024	December 30, 2023
Principal	$18,747	$18,747	$200,000	$200,000	$473,750	$473,750
Unamortized issuance costs and discount	—	—	(2,685)	(3,171)	(10,645)	(11,823)

Net carrying amount	$18,747	$18,747	$197,315	$196,829	$463,105	$461,927

Asset-based revolving credit facility

On June 24, 2022, the Company entered into a Loan, Guaranty and Security Agreement (as amended, the “Loan Agreement”) with the lenders party thereto, and Bank of America, N.A., as agent. The Loan Agreement provides for a senior secured asset-based revolving credit facility of up to $200 million (the “Credit Facility”), which the Company may draw upon from time to time. The Company may increase the total commitments under the revolving credit facility by up to an additional $100 million, subject to certain conditions. In addition, the Loan Agreement provides for a $50 million letter of credit subfacility and a $20 million swingline loan facility.

INFINERA CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The Credit Facility has a stated maturity date of June 24, 2027. Availability under the Credit Facility is based upon periodic borrowing base certifications valuing certain inventory and accounts receivable, as reduced by certain reserves. The Credit Facility is secured by a first-priority security interest (subject to certain exceptions) in inventory, certain related assets, specified deposit accounts, and certain other accounts.

Outstanding borrowings accrue interest at floating rates plus an applicable margin of 1.25% to 1.75% for Term Secured Overnight Financing Rate loans and 0.25% to 0.75% for base rate loans. The unused line fee rate payable on the unused portion of the Credit Facility is equal to 0.25% per annum based on utilization of the Credit Facility.

The Loan Agreement also contains certain customary affirmative and negative covenants, including a financial covenant that requires the Company to maintain a minimum fixed charge coverage ratio. As of June 29, 2024, the Company was in compliance with all covenants under the Loan Agreement.

As of June 29, 2024, the Company had availability of $132.1 million under the Credit Facility.

As of June 29, 2024, the Loan Agreement included a $50.0 million letter of credit subfacility and $29.0 million of letters of credit were issued and outstanding.

Mortgage Payable

In March 2019, the Company mortgaged a property it owns. The Company received proceeds of $8.7 million in connection with the loan. The loan carries a fixed interest rate of 5.25% and is repayable in 59 equal monthly installments of principal balance plus accrued unpaid interest due five years from the date of the loan.

On September 24, 2021, the loan was amended to reduce the interest rate from 5.25% to 3.80% for the remaining 31 equal monthly installments of approximately $0.1 million, with the remaining principal payment at maturity date. In March 2024, a second amendment to the loan was executed to extend its maturity to May 27, 2024 and as a result, the interest rate increased to 7.50% effective March 27, 2024. In May 2024, an amendment to the loan was executed to extend its maturity to August 25, 2024.

As of June 29, 2024, $6.5 million of the loan remained outstanding and is included in short-term debt, net in the condensed consolidated balance sheets.

INFINERA CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

11.	Commitments and Contingencies

The following table sets forth commitments and contingencies related to the Company’s various obligations (in thousands):

	Payments Due by Period
	Total	Remainder of 2024	2025	2026	2027	2028	Thereafter
Operating leases	$107,122	$8,351	$14,916	$12,388	$10,967	$6,554	$53,946
Finance lease obligations	4,831	940	1,121	1,003	955	812	—
2028 Notes, including interest	553,696	8,883	17,766	17,766	17,766	491,515	—
2027 Notes, including interest	215,000	2,500	5,000	5,000	202,500	—	—
2024 Notes, including interest	18,946	18,946	—	—	—	—	—
Mortgage Payable, including interest	6,607	6,607	—	—	—	—	—

Total contractual obligations	$906,202	$46,227	$38,803	$36,157	$232,188	$498,881	$53,946

The Company leases facilities under non-cancelable operating lease agreements. These leases have varying terms that range from one to 14 years. The above payment schedule includes interest. See Note 2, “Leases” to the notes to condensed consolidated financial statements for more information.

The Company has contractual commitments to remove leasehold improvements and return certain properties to a specified condition when the leases terminate. At the inception of a lease with such conditions, the Company records an asset retirement obligation liability and a corresponding capital asset in an amount equal to the estimated fair value of the obligation. Asset retirement obligations were $4.4 million and $4.6 million as of June 29, 2024 and December 30, 2023, respectively. The entire $4.4 million as of June 29, 2024, is classified as other long-term liabilities on the accompanying condensed consolidated balance sheets.

The Company has finance leases for manufacturing and other equipment. The above payment schedule includes interest. See Note 2, “Leases” to the notes to condensed consolidated financial statements for more information.

See Note 10, “Debt” to the notes to condensed consolidated financial statements for more information.

Legal Matters

NextGen Innovations, LLC

On August 9, 2022, NextGen Innovations, LLC (“NextGen”) filed a complaint against us in the United States District Court for the Eastern District of Texas. The complaint asserts that through certain products we infringe on U.S. Patent Nos. 9,887,795, 10,263,723, and 10,771,181. The complaint alleges that NextGen is entitled to unspecified damages, costs, fees, expenses, interest, and injunctive relief. A Markman hearing was held on November 14, 2023, and the Court issued its claim construction

INFINERA CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

order on December 22, 2023. Fact discovery closed on December 6, 2023, and expert discovery closed on February 4, 2024. The Court set a May 6, 2024 date for expected trial. On April 14, 2023, we filed petitions with the US Patent and Trademark Office (“USPTO”) seeking inter partes reviews to invalidate asserted claims of the asserted NextGen patents. On December 4, 2023, the Patent Trial and Appeal Board of the USPTO denied institution of such inter partes reviews. A mediation was held on March 13, 2024, which resulted in a settlement in principle of the action against us. The parties are continuing to finalize a written settlement agreement and the appropriate dismissal papers for the Court. The Company does not expect that the terms of the settlement will have a material impact on its financial results.

In addition to the matter described above, the Company is subject to various legal proceedings, claims and litigation arising in the ordinary course of business. While the outcome of these matters is currently not determinable, the Company does not expect that the ultimate costs to resolve these matters will have a material effect on its condensed consolidated financial position, results of operations or cash flows.

Loss Contingencies

The Company is subject to the possibility of various losses arising in the ordinary course of business. These may relate to disputes, litigation and other legal actions. In the preparation of its quarterly and annual financial statements, the Company considers the likelihood of loss or the incurrence of a liability, including whether it is probable, reasonably possible or remote that a liability has been incurred, as well as the Company’s ability to reasonably estimate the amount of loss, in determining loss contingencies. In accordance with U.S. GAAP, an estimated loss contingency is accrued when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. The Company regularly evaluates current information to determine whether any accruals should be adjusted and whether new accruals are required. As of each of June 29, 2024 and December 30, 2023, the Company has accrued the estimated liabilities associated with certain loss contingencies.

Indemnification Obligations

From time to time, the Company enters into certain types of contracts that contingently require it to indemnify parties against third-party claims. The terms of such indemnification obligations vary. These contracts may relate to: (i) certain real estate leases under which the Company may be required to indemnify property owners for environmental and other liabilities, and other claims arising from the Company’s use of the applicable premises; and (ii) certain agreements with the Company’s officers, directors and certain key employees, under which the Company may be required to indemnify such persons for liabilities.

In addition, the Company has agreed to indemnify certain customers for claims made against the Company’s products, where such claims allege infringement of third-party intellectual property rights, including, but not limited to, patents, registered trademarks, and/or copyrights. Under the aforementioned intellectual property indemnification clauses, the Company may be obligated to defend the customer and pay for the damages awarded against the customer under an infringement claim as well as the customer’s attorneys’ fees and costs. These indemnification obligations generally do not expire after termination or expiration of the agreement containing the indemnification obligation. In certain cases, there are limits on and exceptions to the Company’s potential liability for indemnification. The Company cannot estimate the amount of potential future payments, if any, that it might be required

INFINERA CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

to make as a result of these agreements. The maximum potential amount of any future payments that the Company could be required to make under these indemnification obligations could be significant.

As permitted under Delaware law and the Company’s charter and bylaws, the Company has agreements whereby it indemnifies certain of its officers and each of its directors. The term of the indemnification period is for the officer’s or director’s lifetime for certain events or occurrences while the officer or director is, or was, serving at the Company’s request in such capacity. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements could be significant; however, the Company has a director and officer insurance policy that may reduce its exposure and enable it to recover all or a portion of any future amounts paid. As a result of its insurance policy coverage, the Company believes the estimated fair value of these indemnification agreements is minimal.

12. Stockholders’ Equity

2016 Equity Incentive Plan

In June 2024, the stockholders approved amendments to the 2016 Equity Incentive Plan to increase the number of shares of common stock reserved for issuance by an additional 7.1 million shares. As of June 29, 2024, the Company reserved a total of 58.9 million shares of common stock under this plan.

Stock-based Compensation Plans

The Company has stock-based compensation plans pursuant to which the Company has granted RSUs and PSUs. The Company also had an ESPP for all eligible employees which was indefinitely suspended, effective upon the expiration of the offering period that ended August 15, 2023.

(in thousands except weighted average data)	Number of Restricted Stock Units	Weighted Average Grant Date Fair Value Per Share	Aggregate Intrinsic Value
Outstanding at December 30, 2023	11,536	$7.45	$54,802
RSUs granted	8,128	$4.71
RSUs released	(4,032)	$7.70	$22,067
RSUs canceled	(661)	$6.97

Outstanding at June 29, 2024	14,971	$5.92	91,176

(in thousands except weighted average data)	Number of Performance Stock Units	Weighted Average Grant Date Fair Value Per Share	Aggregate Intrinsic Value
Outstanding at December 30, 2023	3,653	$7.63	$17,352
PSUs granted	1,224	$6.80
PSUs released	(406)	$8.61	$2,047
PSUs canceled	(708)	$6.99

Outstanding at June 29, 2024	3,763	$7.37	$22,919

INFINERA CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The aggregate intrinsic value of unreleased RSUs and unreleased PSUs is calculated using the closing price of the Company’s common stock of $6.09 at June 28, 2024 (the last trading day of the quarter). The aggregate intrinsic value of RSUs and PSUs released is calculated using the fair market value of the common stock at the date of release.

The following table presents total stock-based compensation cost for instruments granted but not yet fully amortized, of the Company’s equity compensation plans as of June 29, 2024. These costs are expected to be amortized on a straight-line basis over the following weighted-average periods (in thousands, except for weighted average period data):

	Unrecognized Compensation Expense, Net	Weighted Average Period (in Years)
RSUs	$75,985	1.85
PSUs	$15,828	1.84

Stock-Based Compensation

The following table summarizes the stock-based compensation expense related to the ESPP, RSUs, and PSUs (in thousands):

	Three Months Ended		Six Months Ended
	June 29, 2024	July 1, 2023	June 29, 2024	July 1, 2023
ESPP	$—	$1,491	$—	$3,072
RSUs	$12,731	$13,800	$25,137	$26,771
PSUs	$(3,135)	$2,682	$(816)	$4,069

The following tables summarize the effects of stock-based compensation on the Company’s condensed consolidated balance sheets and statements of operations for the periods presented (in thousands):

	June 29, 2024	December 30, 2023
Stock-based compensation effects in inventory	$3,884	$3,895

	Three Months Ended		Six Months Ended
	June 29, 2024	July 1, 2023	June 29, 2024	July 1, 2023
Income tax benefit associated with stock-based compensation	$1,867	$2,207	$4,015	$4,191
Stock-based compensation effects in net loss before income taxes
Cost of revenue	$1,777	$2,881	$3,670	$5,157
Research and development	4,497	6,200	9,609	11,823
Sales and marketing	2,611	4,071	5,898	7,665
General and administration	916	4,845	5,155	9,003

Total stock-based compensation expense	$9,801	$17,997	$24,332	$33,648

INFINERA CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

13. Income Taxes

We compute our quarterly income tax expense/(benefit) by using a forecasted annual effective tax rate and adjust for any discrete items arising during the quarter. We recorded income tax expense/(benefit) for the three- and six-months ended June 29, 2024 of $(0.1) million and $4.6 million, on pre-tax losses of $48.4 million and $105.1 million, respectively. This compared to a tax expense of $6.5 million and $10.0 million, on pre-tax losses of $13.8 million and $18.6 million, for the three- and six-months ended July 1, 2023, respectively.

Provision for income taxes decreased by approximately $6.5 million during the three-months ended June 29, 2024, compared to the corresponding period in 2023, and decreased by approximately $5.4 million during the six-months ended June 29, 2024, compared to the corresponding period in 2023, as a result of a decline in overall income, foreign currency gains experienced during 2023 in combination with foreign currency losses during 2024, offset by higher withholding taxes in foreign jurisdictions.

The Company must assess the likelihood that some portion or all of its deferred tax assets will be recovered from future taxable income within the respective jurisdictions. In the past, the Company established a valuation allowance against its deferred tax assets as it determined that its ability to recover the value of these assets did not meet the “more-likely-than-not” standard. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management judgment is required on an on-going basis to determine whether it needs to maintain the valuation allowance recorded against its net deferred tax assets. The Company must consider all positive and negative evidence, including its forecasts of taxable income over the applicable carryforward periods, its current financial performance, its market environment, and other factors in evaluating the need for a valuation allowance against its net U.S. and certain foreign deferred tax assets. The Company does not believe that it is more-likely-than-not that it would be able to utilize its domestic and certain deferred tax assets in the foreseeable future. Accordingly, the domestic net deferred tax assets continued to be fully reserved with a valuation allowance. To the extent that the Company determines that deferred tax assets are realizable on a more-likely-than-not basis, and adjustment is needed, that adjustment will be recorded in the period that the determination is made and would generally decrease the valuation allowance and record a corresponding benefit to earnings.

We are subject to taxation in the U.S. and various state and foreign jurisdictions. We are also under routine examination by federal, various state and foreign tax authorities. We believe that adequate amounts have been reserved in these jurisdictions. To the extent we have tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by the federal, state or foreign tax authorities to the extent utilized in a future period. For our major tax jurisdictions, the tax years through 2024 remain open. Although the timing of the resolution and/or closure of audits is highly uncertain, it is reasonably possible that the balance of gross unrecognized tax benefits could significantly change in the next 12 months. Given the number of years remaining subject to examination, we are unable to estimate the full range of possible adjustments to the balance of gross unrecognized tax benefits. Any changes to unrecognized tax benefits recorded as of June 29, 2024, that are reasonably possible to occur within the next 12 months are not expected to be material.

No provision for income taxes has been recognized on undistributed earnings of the Company’s foreign subsidiaries because it considers such earnings to be indefinitely reinvested.

INFINERA CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

14. Segment Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is the Company’s Chief Executive Officer (the “CEO”). The CEO reviews financial information presented on a condensed consolidated basis, accompanied by information about revenue by geographic region for purposes of allocating resources and evaluating financial performance. The Company has one business activity as a provider of optical transport networking equipment, software and related services. Accordingly, the Company is considered a single reporting segment and operating unit structure.

Revenue by geographic region is based on the shipping address of the end-customer. For more information regarding revenue disaggregated by geography, see Note 3, “Revenue Recognition” to the notes to condensed consolidated financial statements.

Additionally, the following table sets forth the Company’s property, plant and equipment, net by geographic region (in thousands):

	June 29, 2024	December 30, 2023
United States	$202,529	$188,684
Other Americas	3,479	2,777
Europe, Middle East and Africa	8,678	9,973
Asia Pacific	5,477	5,563

Total property, plant and equipment, net	$220,163	$206,997

15. Guarantees

Product Warranties

Activity related to product warranty was as follows (in thousands):

	Three Months Ended		Six Months Ended
	June 29, 2024	July 1, 2023	June 29, 2024	July 1, 2023
Beginning balance	$31,492	$35,634	$33,200	$36,621
Charges to operations	3,822	4,595	7,336	9,832
Utilization	(3,553)	(5,561)	(7,770)	(10,755)
Change in estimate(1)	(2,303)	729	(3,308)	(301)

Balance at the end of the period	$29,458	$35,397	$29,458	$35,397

(1)

The Company records product warranty liabilities based on the latest quality and cost information available as of the date the revenue is recorded. The changes in estimate shown here are due to changes in overall actual failure rates, the mix of new compared to used units related to replacement of failed units, and changes in the estimated cost of repair and product recalls. As the Company’s products mature over time, failure rates and repair costs associated with such products generally decline, leading to favorable changes in warranty reserves.

INFINERA CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Letters of Credit and Bank Guarantees

The Company had $30.2 million and $24.1 million of standby letters of credit, bank guarantees and surety bonds outstanding as of June 29, 2024 and December 30, 2023, respectively. Details are provided in the table below (in thousands).

	June 29, 2024	December 30, 2023
Customer performance guarantees	$25,882	$19,068
Value added tax license	2,807	3,127
Property leases	1,519	1,894

Total	$30,208	$24,089

Of the $25.9 million related to customer performance guarantees as of June 29, 2024, approximately $4.0 million was used to secure surety bonds in the aggregate of $7.5 million. Of the $19.1 million related to customer performance guarantees as of December 30, 2023, approximately $4.0 million was used to secure surety bonds in the aggregate of $7.5 million.

As of June 29, 2024, of the aforementioned standby letters of credit and bank guarantees outstanding, $1.8 million was backed by cash collateral.

16. Pension and Post-Retirement Benefit Plans

Components of Net Periodic Benefit Cost

Net periodic benefit cost for the Company’s pension and other post-retirement benefit plans consisted of the following (in thousands):

	Three Months Ended		Six Months Ended
	June 29, 2024	July 1, 2023	June 29, 2024	July 1, 2023
Service cost	$32	$84	$63	$151
Interest cost	706	781	1,418	1,550
Expected return on plan assets	(729)	(664)	(1,463)	(1,318)
Amortization of actuarial (gain) loss	(109)	740	(219)	(197)

Net periodic (benefit) cost	$(100)	$941	$(201)	$186

The service cost component is included in operating expenses in the Company’s condensed consolidated statements of operations. All other components are included in Other (expense) income, net in the Company’s condensed consolidated statements of operations.

AUDITED FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 30, 2023

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Infinera Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Infinera Corporation (the Company) as of December 30, 2023 and December 31, 2022, the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity and cash flows for each of the three years in the period ended December 30, 2023, and the related notes and the financial statement schedule listed in the Index at Item 21B (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 30, 2023 and December 31, 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 30, 2023, in conformity with U.S. generally accepted accounting principles.

Adoption of ASU No. 2020-06

As discussed in Note 11 to the consolidated financial statements, the Company changed its method for accounting for convertible debt in the year ended December 31, 2022 due to the adoption of Accounting Standards Update ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Inventory Valuation

Description of the Matter

As discussed in Note 2 of the consolidated financial statements, the Company assesses the valuation of inventories, including raw materials, work-in-process, and finished goods, in each reporting period. Obsolete inventory or inventory in excess of management’s forecasted demand is written down to its estimated net realizable value if less than cost.

Auditing management’s estimates for excess and obsolete inventory involved subjective auditor judgement because the estimates rely on a number of factors that are affected by market and economic conditions outside the Company’s control. In particular, the excess and obsolete inventory calculations are sensitive to significant assumptions, including forecasted demand for the Company’s products. Additionally, auditing management’s judgments and estimates was complex as there were material weaknesses in internal controls over the information and judgements used in the estimation of reserves for excess and obsolete inventory.

How We Addressed the

Matter in Our Audit

After consideration of the material weaknesses, our audit procedures included, among others, evaluating the significant assumptions, including forecasted demand, and the accuracy and completeness of the underlying data management used to value excess and obsolete inventory by preparing a comparable analysis based on historical and subsequent period consumption and sales and compared the results to management’s forecasted demand. We obtained corroborative information about management’s estimated lifecycle of the Company’s products to support the quantities on hand. Where applicable, we obtained evidence of contemporaneous communications with vendors, customers, or the Company’s Board of Directors to support the ability and intent to consume on hand inventory. We also tested the completeness and accuracy of underlying data used in management’s analysis, including historical and subsequent period consumption and sales. For certain assumptions or inputs, we performed sensitivity analyses to test the reasonableness of management’s judgements.

Revenue Recognition – Estimation of Stand-alone Selling Prices

Description of the Matter

As described in Note 2 to the consolidated financial statements, the Company’s contracts with customers generally contain promises to transfer products and services which are not sold separately. The Company allocates the transaction price for a contract among the performance obligations on a relative stand-alone selling price (SSP) basis.

Auditing management’s estimates of SSP of its various performance obligations was challenging and complex due to a lack of stand-alone sales transactions that provide observable evidence. Because of this lack of stand-alone sales transactions, the Company must apply judgment and consider all reasonably available information, including but not limited to gross margin objectives, pricing practices in customer contracts with multiple goods and services, internal costs, historical profitability data and other observable inputs when estimating SSP. Additionally, auditing management’s estimates of SSP was complex as there were material weaknesses in internal controls over the information and judgments used in the estimation of such prices.

How We Addressed the

Matter in Our Audit

After consideration of the material weaknesses, our audit procedures included, among others, evaluating the appropriateness of the Company’s estimates based on the Company’s gross margin objectives and pricing practices in customer contracts. We tested the completeness and accuracy of the data used in the SSP methodology, including cost data used in determining historical profitability and pricing practices. We evaluated the Company’s identification and consideration of available information, and the use of such information in estimating SSP. We tested the accuracy of the Company’s calculations of SSP. We also tested, for a sample of transactions, the Company’s allocation of the transaction price among performance obligations based on relative SSP.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2001.

San Jose, California

May 17, 2024

INFINERA CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands, except par values)

	December 30, 2023	December 31, 2022
ASSETS
Current assets:
Cash and cash equivalents	$172,505	$178,657
Short-term restricted cash	517	7,274
Accounts receivable, net	381,981	419,735
Inventory	431,163	374,855
Prepaid expenses and other current assets	129,218	152,451

Total current assets	1,115,384	1,132,972
Property, plant and equipment, net	206,997	172,929
Operating lease right-of-use assets	39,973	34,543
Intangible assets, net	24,819	47,787
Goodwill	240,566	232,663
Long-term restricted cash	837	3,272
Other long-term assets	50,662	44,972

Total assets	$1,679,238	$1,669,138

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$299,005	$304,880
Accrued expenses and other current liabilities	110,758	141,450
Accrued compensation and related benefits	85,203	78,849
Short-term debt, net	25,512	510
Accrued warranty	17,266	19,747
Deferred revenue	136,248	158,501

Total current liabilities	673,992	703,937
Long-term debt, net	658,756	667,719
Long-term accrued warranty	15,934	16,874
Long-term deferred revenue	21,332	23,178
Long-term deferred tax liability	1,805	2,348
Long-term operating lease liabilities	47,464	45,862
Other long-term liabilities	43,364	29,573
Commitments and contingencies (Note 12)
Stockholders’ equity:
Preferred stock, $0.001 par value Authorized shares-25,000 and no shares issued and outstanding	—	—
Common stock, $0.001 par value Authorized shares-500,000 in 2023 and 500,000 in 2022 Issued and outstanding shares-230,994 in 2023 and 220,408 in 2022	231	220
Additional paid-in capital	1,976,014	1,901,491
Accumulated other comprehensive loss	(34,848)	(22,471)
Accumulated deficit	(1,724,806)	(1,699,593)
Total stockholders’ equity	216,591	179,647

Total liabilities and stockholders’ equity	$1,679,238	$1,669,138

The accompanying notes are an integral part of these consolidated financial statements.

INFINERA CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Years Ended
	December 30, 2023	December 31, 2022	December 25, 2021
Revenue:
Product	$1,304,229	$1,268,624	$1,099,376
Services	309,899	304,618	325,829

Total revenue	1,614,128	1,573,242	1,425,205
Cost of revenue:
Cost of product	810,845	852,476	732,071
Cost of services	167,532	161,630	174,008
Amortization of intangible assets	10,621	23,138	19,621
Restructuring and other related costs	2,218	222	1,531

Total cost of revenue	991,216	1,037,466	927,231
Gross profit	622,912	535,776	497,974
Operating expenses:
Research and development	316,879	306,188	299,894
Sales and marketing	166,938	146,445	138,829
General and administrative	124,874	118,602	115,415
Amortization of intangible assets	12,344	14,576	17,455
Acquisition and integration costs	—	—	614
Restructuring and other related costs	6,717	10,122	13,246

Total operating expenses	627,752	595,933	585,453
Loss from operations	(4,840)	(60,157)	(87,479)
Other income (expense), net:
Interest income	2,716	893	455
Interest expense	(30,609)	(26,015)	(49,099)
Gain on extinguishment of debt	—	15,521	—
Other gain (loss), net	15,325	14,247	(22,667)

Total other income (expense), net	(12,568)	4,646	(71,311)
Loss before income taxes	(17,408)	(55,511)	(158,790)
Provision for income taxes	7,805	20,532	11,988

Net loss	(25,213)	(76,043)	(170,778)

Net loss per common share:
Basic	$(0.11)	$(0.35)	$(0.82)

Diluted	$(0.11)	$(0.35)	$(0.82)

Weighted average shares used in computing net loss per common share:
Basic	226,726	216,376	207,377

Diluted	226,726	216,376	207,377

The accompanying notes are an integral part of these consolidated financial statements.

INFINERA CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands)

	Years Ended
	December 30, 2023	December 31, 2022	December 25, 2021
Net loss	$(25,213)	$(76,043)	$(170,778)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustment and other	(9,962)	(40,839)	(8,561)
Actuarial (loss) gain on pension liabilities	(2,002)	22,538	12,580
Amortization of net actuarial (gain) loss	(413)	326	3,383

Net change in accumulated other comprehensive income (loss)	(12,377)	(17,975)	7,402

Comprehensive loss	$(37,590)	$(94,018)	$(163,376)

The accompanying notes are an integral part of these consolidated financial statements.

INFINERA CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

For the Years Ended December 30, 2023, December 31, 2022 and December 25, 2021

(In thousands)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount
Balance at December 26, 2020	201,397	$201	$1,965,245	$(11,898)	$(1,527,264)	$426,284
Stock options exercised	46	—	332	—	—	332
ESPP shares issued	2,272	2	16,164	—	—	16,166
Shares withheld for tax obligations	(808)	—	(7,178)	—	—	(7,178)
Restricted stock units released	8,474	8	—	—	—	8
Stock-based compensation	—	—	51,535	—	—	51,535
Other comprehensive income	—	—	—	7,402	—	7,402
Net loss	—	—	—	—	(170,778)	(170,778)

Balance at December 25, 2021	211,381	$211	$2,026,098	$(4,496)	$(1,698,042)	$323,771

ESPP shares issued	2,552	2	15,189	—	—	15,191
Shares withheld for tax obligations	(550)	—	(3,714)	—	—	(3,714)
Restricted stock units released	7,025	7	—	—	—	7
Stock-based compensation and other	—	—	60,411	—	—	60,411
Cumulative-effect adjustment from adoption of ASU 2020-06	—	—	(196,493)	—	74,492	(122,001)
Other comprehensive loss	—	—	—	(17,975)	—	(17,975)
Net loss	—	—	—	—	(76,043)	(76,043)

Balance at December 31, 2022	220,408	$220	$1,901,491	$(22,471)	$(1,699,593)	$179,647

ESPP shares issued	3,514	4	14,927	—	—	$14,931
Restricted stock units released	7,495	7	—	—	—	7
Shares withheld for tax obligations	(423)	—	(2,465)	—	—	(2,465)
Stock-based compensation	—	—	62,061	—	—	62,061
Other comprehensive loss	—	—	—	(12,377)	—	(12,377)
Net loss	—	—	—	—	(25,213)	(25,213)

Balance at December 30, 2023	230,994	$231	$1,976,014	$(34,848)	$(1,724,806)	$216,591

Effective December 26, 2021, the Company adopted ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”). Accordingly, the Company recorded a $196.5 million reduction to additional paid in capital and a net reduction to accumulated deficit of $74.5 million due to the cumulative of adopting this new standard.

The accompanying notes are an integral part of these consolidated financial statements.

INFINERA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended
	December 30, 2023	December 31, 2022	December 25, 2021
Cash Flows from Operating Activities:
Net loss	$(25,213)	$(76,043)	$(170,778)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	78,784	83,830	83,583
Non-cash restructuring charges and other related costs	1,200	6,066	6,805
Amortization of debt discount and issuance costs	3,862	6,109	32,455
Operating lease expense	7,464	9,421	14,993
Stock-based compensation expense	62,150	61,015	51,812
Gain on extinguishment of debt	—	(15,521)	—
Other, net	(823)	1,218	4,147
Changes in assets and liabilities:
Accounts receivable	38,511	(69,024)	(45,783)
Inventory	(57,864)	(89,527)	(28,022)
Prepaid expenses and other current assets	9,683	(34,046)	(424)
Accounts payable	(2,921)	88,256	32,304
Accrued expenses and other current liabilities	(40,063)	(24,443)	39,283
Deferred revenue	(25,260)	15,129	7,753

Net cash provided by (used in) operating activities	49,510	(37,560)	28,128
Cash Flows from Investing Activities:
Purchase of property and equipment	(62,314)	(46,053)	(41,379)

Net cash used in investing activities	(62,314)	(46,053)	(41,379)
Cash Flows from Financing Activities:
Proceeds from issuance of 2028 Notes	98,751	373,750	—
Repayment of 2024 Notes	(83,446)	(280,842)	—
Payment of debt issuance cost	(2,108)	(12,451)	—
Proceeds from asset-based revolving credit facility	50,000	80,000	—
Repayment of asset-based revolving credit facility	(50,000)	(80,000)	(77,000)
Repayment of third-party manufacturing funding	—	—	(24,610)
Repayment of mortgage payable	(510)	(533)	(350)
Principal payments on finance lease obligations	(1,023)	(1,314)	(1,631)
Payment of term license obligation	(10,417)	(7,739)	(7,272)
Proceeds from issuance of common stock	14,931	15,189	16,497
Tax withholding paid on behalf of employees for net share settlement	(2,465)	(3,714)	(7,178)

Net cash provided by (used in) financing activities	13,713	82,346	(101,544)
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(16,253)	(12,051)	1,933
Net change in cash, cash equivalents, and restricted cash	(15,344)	(13,318)	(112,862)
Cash, cash equivalents, and restricted cash at beginning of period	189,203	202,521	315,383

Cash, cash equivalents, and restricted cash at end of period	$173,859	$189,203	$202,521

	Years Ended
	December 30, 2023	December 31, 2022	December 25, 2021
Supplemental disclosures of cash flow information:
Cash paid for income taxes, net	$14,109	$15,126	$18,703
Cash paid for interest	$22,394	$14,787	$18,261
Supplemental schedule of non-cash investing and financing activities:
Transfer of inventory to fixed assets	$1,847	$9,332	$2,279
Property and equipment included in accounts payable and accrued liabilities	$10,104	$7,435	$9,011
Unpaid term licenses (included in accounts payable, accrued liabilities and other long term liabilities)	$23,326	$9,178	$9,339

Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets:

	December 30, 2023	December 31, 2022	December 25, 2021
	(In thousands)
Cash and cash equivalents	$172,505	$178,657	$190,611
Short-term restricted cash	517	7,274	2,840
Long-term restricted cash	837	3,272	9,070

Total cash, cash equivalents and restricted cash	$173,859	$189,203	$202,521

The accompanying notes are an integral part of these consolidated financial statements.

INFINERA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Basis of Presentation

Infinera Corporation (“Infinera” or the “Company”), headquartered in San Jose, California, was founded in December 2000 and incorporated in the State of Delaware. Infinera is a global supplier of networking solutions comprised of networking equipment, optical semiconductors, software and services. Infinera’s portfolio of solutions includes optical transport platforms, converged packet-optical transport platforms, optical line systems, disaggregated router platforms, and a suite of networking and automation software offerings, and support and professional services. Infinera leverages its U.S.-based compound semiconductor fab and in-house packaging capabilities to design, develop, and manufacture industry-leading indium phosphide-based photonic integrated circuits for use in its high-capacity optical communications products.

The Company operates and reports financial results on a fiscal year of 52 or 53 weeks ending on the last Saturday of December in each year. Accordingly, fiscal year 2023 was a 52-week year that ended on December 30, 2023. Fiscal year 2022 was a 53-week year that ended on December 31, 2022 and fiscal year 2021 was a 52-week year that ended on December 25, 2021. The next 53-week year will end on December 30, 2028.

The accompanying consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”). The consolidated financial statements include all adjustments necessary for a fair presentation of the Company’s annual results. All adjustments are of a normal recurring nature.

The consolidated financial statements include the accounts for the Company and its subsidiaries and affiliates in the Company which the Company has a controlling financial interest or is the primary beneficiary. All inter-company balances and transactions have been eliminated. The Company reclassified certain amounts reported in previous periods to conform to the current presentation.

2. Significant Accounting Policies

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates, assumptions and judgments that can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting periods. Estimates, assumptions and judgements made by management include inventory valuation, revenue recognition, accounting for income taxes, stock-based compensation, employee benefit and pension plans, manufacturing partner and supplier liabilities, allowances for sales returns, allowances for credit losses, useful life of intangibles and property, plant and equipment, impairment loss related to lease abandonment, accrued warranty, operating and finance lease liabilities, restructuring and other related costs and loss contingencies. The Company bases its assumptions on historical experience and also on assumptions that it believes are reasonable. Actual results could differ materially from those estimates. These estimates may change as new events occur and additional information emerges, and such changes are recognized or disclosed in the Company’s consolidated financial statements.

INFINERA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Revenue Recognition

The Company recognizes revenue when control of the promised goods or services is transferred to its customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

The Company determines revenue recognition by applying the following five-step approach:

•	identification of the contract, or contracts, with a customer;

•	identification of the performance obligations in the contract;

•	determination of the transaction price;

•	allocation of the transaction price to the performance obligations in the contract; and

•	recognition of revenue when, or as, the Company satisfies a performance obligation.

Many of the Company’s product sales are sold in combination with installation and deployment services along with initial hardware and software support. The Company’s product sales are also sold at times with spares management, on-site hardware replacement services, network operations management, software subscription services, extended hardware warranty and training. Initial software and hardware support services are generally delivered over a one-year period in connection with the initial purchase. Software warranty provides customers with maintenance releases during the warranty support period and hardware warranty provides replacement or repair of equipment that fails to perform in line with specifications. Software subscription services include software warranty and additionally provides customers with rights to receive unspecified software product upgrades released during the support period.

Spares management and on-site hardware replacement services include the replacement of defective units at customer sites in accordance with specified service level agreements. Network operations management includes the day-to-day operation of a customer’s network. These services are generally delivered on an annual basis. The Company evaluates each promised good and service in a contract to determine whether it represents a distinct performance obligation or should be accounted for as a combined performance obligation.

Services revenue includes software subscription services, installation and deployment services, spares management, on-site hardware replacement services, network operations management, extended hardware warranty and training. Revenue from software subscription services, spares management, on-site hardware replacement services, network operations management and extended hardware warranty contracts is recognized ratably over the contractual support period, which is generally one year, as services are provided over the course of the entire period. Revenue related to training and installation and deployment services is recognized upon completion of the services.

Contracts and customer purchase orders are generally used to determine the existence of an arrangement. In addition, shipping documents and customer acceptances, when applicable, are used to verify delivery and transfer of title. The Company typically satisfies its performance obligations upon shipment or delivery of product depending on the contractual terms. Payment terms to customers generally range from net 30 to 120 days from invoice, which are considered to be standard payment terms. The Company assesses its ability to collect from its customers based primarily on the creditworthiness and past payment history of the customer.

INFINERA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

For sales to resellers, the same revenue recognition criteria apply. It is the Company’s practice to identify an end-customer prior to shipment to a reseller. The Company does not offer rights of return or price protection to its resellers.

The Company reports revenue net of any required taxes collected from customers and remitted to government authorities, with the collected taxes recorded as current liabilities until remitted to the relevant government authority.

Customer Purchase Commitments

The Company sells software licenses that provide customers the ability to purchase incremental `bandwidth capacity on an already-deployed piece of hardware. Infinera Instant Bandwidth-enabled systems generally include a specific initial capacity and incremental capacity can be added by the purchase of Instant Bandwidth licenses. Instant Bandwidth licenses are considered distinct performance obligations because customers can provision additional transmission capacity on demand without the deployment of any incremental equipment.

Some contracts commit the customer to purchase incremental Instant Bandwidth licenses within a specified time frame from the initial shipment of the Instant Bandwidth-enabled hardware. The time frame varies by customer and generally ranges between 12 to 24 months. If the customer does not purchase the additional capacity within the time frame as stated in the contract, the Company has the right to deliver and invoice such Instant Bandwidth licenses to the customer. Future committed licenses are considered to be additional performance obligations when a minimum purchase obligation is present, as evidenced by enforceable rights and obligations. As such, the Company is required to estimate the variable consideration for future Instant Bandwidth licenses as part of determining the contract transaction price.

Contract Termination Rights

The contract term is determined on the basis of the period over which the parties to the contract have present enforceable rights and obligations. Certain customer contracts include a termination for convenience clause that allows the customer to terminate services without penalty, upon advance notification. For such contracts, the service duration is limited to the non-cancelable portion of the contract.

Variable Consideration

The consideration associated with customer contracts is generally fixed. Variable consideration includes discounts, rebates, refunds, credits, incentives, penalties, or other similar items. The amount of consideration that can vary is not a substantial portion of total consideration.

Variable consideration estimates are re-assessed at each reporting period until a final outcome is determined. The changes to the original transaction price due to a change in estimated variable consideration will be applied on a retrospective basis, with the adjustment recorded in the period in which the change occurs.

Stand-alone Selling Price

The Company allocates the transaction price for a contract among the performance obligations on a relative stand-alone selling price (SSP) basis. The SSP is the price at which an entity would sell a promised product or service separately to a customer.

INFINERA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

While certain services sold by the Company have readily observable SSPs, the majority of the Company’s products and services are generally not sold on a stand-alone basis and therefore SSPs for such products and services are not directly observable. If there is no observable SSP, it is estimated using judgment and considering all reasonably available information including but not limited to, gross margin objectives, pricing practices in customer contracts with multiple goods and services, internal costs, historical profitability data, competitor pricing strategies, as well as other observable inputs. The determination of SSPs for performance obligations is assessed on a periodic basis and estimates are revised to reflect any significant changes to underlying assumptions as needed.

Shipping and Handling

The Company treats shipping and handling activities as costs to fulfill the Company’s promise to transfer products. Shipping and handling fees billed to customers are recorded as a reduction to cost of product.

Capitalization of Costs to Obtain a Contract

The Company has assessed the treatment of costs to obtain or fulfill a contract with a customer. Under Accounting Standards Codification (“ASC”) Topic 606, “Revenue from Contracts with Customers” (“ASC 606”), the Company capitalizes sales commissions related to multi-year service contracts, which are paid for upfront, and amortizes the asset over the period of benefit, which is the service period. Sales commissions paid on service contract renewals are commensurate with the sales commissions paid on the initial contracts. Sales commissions are expensed as incurred.

Transaction Price Allocated to the Remaining Performance Obligation

The Company’s remaining performance obligations represent the transaction price allocated to performance obligations that are unsatisfied or partially satisfied as of period end, consisting of deferred revenue and non-cancellable backlog. The Company’s backlog represents purchase orders received from customers for future product shipments and services that are unsatisfied or partially satisfied as of period end. The Company’s backlog is subject to future events that could cause the amount or timing of the related revenue to change. Orders in backlog may be fulfilled several quarters following receipt or may relate to multi-year support service obligations.

Stock-Based Compensation

Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period (generally the vesting period) under the straight-line amortization method. The Company accounts for forfeitures as they occur.

The Company estimates the fair value of the rights to acquire stock under its 2007 Employee Stock Purchase Plan (the “ESPP”) using the Black-Scholes option pricing formula. The ESPP, which was indefinitely suspended effective upon the expiration of the offering period that ended August 15, 2023, provides for consecutive six-month offering periods.

The Company accounts for the fair value of restricted stock units (“RSUs”) using the closing market price of the Company’s common stock on the date of grant. RSUs typically vest ratably over a service period ranging from one to four years.

INFINERA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Performance Stock Units (“PSUs”) granted to the Company’s executive officers, senior management and certain other employees during 2020, 2021, 2022 and 2023 are based on performance criteria related to specific financial targets over the span of a two or three-year performance period. These PSUs may become eligible for vesting to begin before the end of the applicable performance period, if the applicable financial target is met. The number of shares to be issued upon vesting of these PSUs range from 0 to 1.5 times the target number of PSUs granted. The Company assesses the achievement status of these PSUs on a quarterly basis and records the related stock-based compensation expenses based on the estimated achievement payout.

In addition, the Company granted other PSUs to certain employees that only vest upon the achievement of specific operational performance criteria. The Company assesses the achievement status of these PSUs on a quarterly basis and records the related stock-based compensation expenses based on the estimated achievement payout.

Employee Benefit and Pension Plans

The Company operates a number of post-employment plans in Germany, as well as smaller post-employment plans in other countries, including both defined contribution and defined benefit plans. Benefit cost and obligations pertaining to these plans are based on assumptions for the discount rate, expected return on plan assets, mortality rates, expected salary increases, health care cost trend rates and attrition rates. The discount rate assumption is based on current investment yields of high-quality fixed-income securities with maturities similar to the expected benefits payment period. Mortality rates help predict the expected life of plan participants. The expected increase in the compensation levels assumption reflects the Company’s actual experience and future expectations. The expected long-term return on plan assets is determined based on asset allocations, historical portfolio results, historical asset correlations and management’s expected returns for each asset class. The Company evaluates its expected return assumptions annually including reviewing current capital market assumptions to assess the reasonableness of the expected long-term return on plan assets. The Company updates the expected long-term return on assets when the Company observes a sufficient level of evidence that would suggest the long-term expected return has changed.

Research and Development

All costs to develop the Company’s hardware products are expensed as incurred. Software development costs are capitalized beginning when a product’s technological feasibility has been established and ending when a product is available for general release to customers. Generally, the Company’s software products are released soon after technological feasibility has been established. As a result, costs subsequent to achieving technological feasibility have not been significant and all software development costs have been expensed as incurred.

Advertising

All advertising costs are expensed as incurred. Advertising expenses in 2023, 2022 and 2021 were $1.5 million, $1.5 million, and $1.6 million, respectively.

Accounting for Income Taxes

As part of the process of preparing its consolidated financial statements, the Company is required to estimate its taxes in each of the jurisdictions in which it operates. The Company estimates actual

INFINERA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

current tax expense together with assessing temporary differences resulting from different treatment of items, such as accruals and allowances not currently deductible for tax purposes. These differences result in deferred tax assets and liabilities, which are included in consolidated balance sheets. In general, deferred tax assets represent future tax benefits to be received when certain expenses previously recognized in consolidated statements of operations become deductible expenses under applicable income tax laws or loss, or credit carryforwards are utilized. Accordingly, realization of deferred tax assets is dependent on future taxable income within the respective jurisdictions against which these deductions, losses and credits can be utilized within the applicable future periods.

The Company must assess the likelihood that some portion or all of its deferred tax assets will be recovered from future taxable income within the respective jurisdictions, and to the extent the Company believes that recovery does not meet the “more-likely-than-not” standard, it must establish a valuation allowance. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management judgment is required in determining its provision for income taxes, its deferred tax assets and liabilities and any valuation allowance recorded against the Company’s net deferred tax assets. In evaluating the need for a full or partial valuation allowance, all positive and negative evidence must be considered, including the Company’s forecast of taxable income over the applicable carryforward periods, its current financial performance, its market environment, and other factors. Based on the available objective evidence, at December 30, 2023, management believes it is not more likely than not that the domestic net deferred tax assets will be realizable in the foreseeable future. Accordingly, the domestic net deferred tax assets are subject to a full valuation allowance. To the extent that the Company determines that deferred tax assets are realizable on a more likely than not basis, and an adjustment is needed, that adjustment will be recorded in the period that the determination is made.

Foreign Currency Translation and Transactions

The Company considers the functional currencies of its foreign subsidiaries to be the local currency. Assets and liabilities recorded in foreign currencies are translated at the exchange rate as of the balance sheet date, revenue, costs and expenses are translated at average exchange rates in effect during the period. Equity transactions are translated using historical exchange rates. The effects of foreign currency translation adjustments are recorded as a separate component of accumulated other comprehensive income (loss) in the accompanying consolidated balance sheets and consolidated statements of comprehensive loss.

For all non-functional currency account balances, the re-measurement of such balances to the functional currency will result in either a foreign exchange transaction gain or loss, which is recorded to other income (loss), net, in the Company’s consolidated statement of operations, in the same period that the re-measurement occurred. Aggregate foreign exchange transactions recorded was gain of $14.8 million in 2023, gain of $12.8 million in 2022, and loss of $17.2 million in 2021.

Cash and Cash Equivalents

Cash consists primarily of cash in bank deposit accounts which, at times, a portion may exceed federally insured limits. The Company has not experienced any losses in such accounts.

The Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents.

INFINERA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Fair Value Measurement

Pursuant to the accounting guidance for fair value measurements and its subsequent updates, fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Valuation techniques used by the Company are based upon observable and unobservable inputs. Observable or market inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s assumptions about market participant assumptions based on the best information available. Observable inputs are the preferred source of values. These two types of inputs create the following fair value hierarchy:

Level 1	-	Quoted prices in active markets for identical assets or liabilities.

Level 2	-	Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	-	Prices or valuations that require management inputs that are both significant to the fair value measurement and unobservable.

The Company measures its cash equivalents and debt securities at fair value and classifies them in accordance with the fair value hierarchy on a recurring basis.

Facilities-related Charges

The Company classifies certain facilities-related charges within Level 3 of the fair value hierarchy and applies fair value accounting on a nonrecurring basis when impairment indicators exist or upon the existence of observable fair values. The impairment charges incurred for operating lease right-of-use assets are calculated at fair value based on the estimated future sublease rental receipts that the Company can reasonably obtain over the remaining lease term at the discount rate. These charges are classified as Level 3 measurement due to the significance of these unobservable inputs.

Accounts Receivable and Allowances for Credit Losses

Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company maintains an allowance for estimated credit losses resulting from the inability of its customers to make required payments and reviewed the allowance quarterly. The Company determines expected credit losses by performing credit evaluations of its customers’ financial condition, establishing both a general reserve and specific reserve for customers in adverse financial condition and adjusting for its expectations of changes in conditions that may impact the collectability of outstanding receivables. The Company considers a customer’s receivable balance past due when the amount is due beyond the credit terms extended, The Company considers factors such as historical experience, credit quality, age of the accounts receivable balances, and geographic or country-specific risks. Amounts are written off when receivables are determined to be uncollectible.

INFINERA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Allowances for Sales Returns

Customer product returns are approved on a case by case basis. Specific reserve provisions are made based upon a specific review of all the approved product returns where the customer has yet to return the products to generate the related sales return credit at the end of a period. Estimated sales returns are provided for as a reduction to revenue. At December 30, 2023, December 31, 2022 and December 25, 2021, revenue was reduced for estimated sales returns by $0.3 million, $3.6 million, and $0.8 million, respectively.

Concentration of Risk

Financial instruments that are potentially subject to concentrations of credit risk consist primarily of cash, cash equivalents and restricted cash and accounts receivable.

The risk with respect to accounts receivable is mitigated by ongoing credit evaluations that the Company performs on its customers. As the Company continues to expand its sales internationally, it may experience increased levels of customer credit risk associated with those regions. Collateral is generally not required for accounts receivable but may be used in the future to mitigate credit risk associated with customers located in certain geographical regions.

No customer accounted for 10 percent or more of the Company’s accounts receivable balance, net on the consolidated balance sheets as of December 30, 2023. One customer accounted for over 10 percent of the Company’s accounts receivable balance, net on the consolidated balance sheets as of December 31, 2022.

One end-customer accounted for 10 percent of the Company’s revenue in fiscal year 2023. One end-customer accounted for 11 percent of the Company’s revenue in fiscal year 2022 and no end-customer accounted for 10 percent or more of the Company’s revenue in fiscal year 2021.

The Company depends on sole source or limited source suppliers for several key components and raw materials. The Company generally purchases these sole source or limited source components and raw materials through standard purchase orders and does not have long-term contracts with many of these limited-source suppliers. While the Company seeks to maintain sufficient reserve stock of such components and raw materials, the Company’s business and results of operations could be adversely affected if any of its sole source or limited source suppliers suffer from capacity constraints, lower than expected yields, deployment delays, work stoppages or any other reduction or disruption in output.

Derivative Instruments

From time to time, the Company has entered into factoring agreements to sell certain receivables to unrelated third-party financial institutions. These transactions are accounted for in accordance with ASC 860, Transfers and Servicing (“ASC 860”). ASC 860 and result in a reduction in accounts receivable because the agreements transfer effective control over and risk related to the receivables to the buyers. The Company’s factoring agreements do not allow for recourse in the event of uncollectability, and the Company does not retain any interest in the underlying accounts receivable once sold.

Inventory Valuation

Inventories consist of raw materials, work-in-process and finished goods and are stated at standard cost adjusted to approximate the lower of actual cost or net realizable value. Costs are recognized

INFINERA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

utilizing the first-in, first-out method. Net realizable value is based upon an estimated selling price reduced by the estimated cost of disposal. The determination of market value involves numerous judgments including estimated average selling prices based upon recent sales volumes, industry trends, existing customer orders, current contract price, future demand and pricing and technological obsolescence of the Company’s products.

Inventory that is obsolete or in excess of the Company’s forecasted demand or is anticipated to be sold at a loss is written down to its estimated net realizable value based on historical usage and expected demand. In valuing its inventory costs and deferred inventory costs, the Company considered whether the net realizable value of inventory delivered or expected to be delivered at less than cost, primarily comprised of common equipment, had declined. The Company concluded that, in the instances where the net realizable value of inventory delivered or expected to be delivered was less than cost, it was appropriate to value the inventory costs and deferred inventory costs at cost or net realizable value, whichever is lower, thereby recognizing the cost of the reduction in net realizable value of inventory in the period in which the reduction occurred or can be reasonably estimated. The Company has, therefore, recognized inventory write-downs as necessary in each period in order to reflect inventory at the lower of actual cost or net realizable value.

The Company considers whether it should accrue losses on firm purchase commitments related to inventory items. Given that the net realizable value of common equipment is below contractual purchase price, the Company has also recorded losses on these firm purchase commitments in the period in which the commitment is made. When the inventory parts related to these firm purchase commitments are received, that inventory is recorded at the purchase price less the accrual for the loss on the purchase commitment.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. This includes enterprise-level business software that the Company customizes to meet its specific operational needs and certain software licenses. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset. An assumption of lease renewal where a renewal option exists is used only when the renewal has been determined to be reasonably certain. Repair and maintenance costs are expensed as incurred. The estimated useful life for each asset category is as follows:

Estimated Useful Lives
Building	20 years
Laboratory and manufacturing equipment	1.5 to 10 years
Furniture and fixtures	3 to 5 years
Computer hardware	3 to 5 years
Computer software	3 years
Leasehold and building improvements	1 to 11 years

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable or that the useful life is shorter than originally estimated. If impairment indicators are present and the projected future undiscounted cash flows are less than the carrying value of the assets, the carrying values are reduced

INFINERA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

to the estimated fair value. If assets are determined to be recoverable, but the useful lives are shorter than originally estimated, the carrying value of the assets is depreciated over the newly determined remaining useful lives.

Accrued Warranty

In the Company’s contracts with its customers, the Company warrants that its products will operate substantially in conformity with product specifications. Hardware warranties provide the purchaser with protection in the event that the product does not perform to product specifications. During the warranty period, the purchaser’s sole and exclusive remedy in the event of such defect or failure to perform is limited to the correction of the defect or failure by repair, refurbishment or replacement, at the Company’s sole option and expense. The Company’s hardware warranty periods generally range from one to five years from date of acceptance for hardware and the Company’s software warranty is 90 days. Upon delivery of the Company’s products, the Company provides for the estimated cost to repair or replace products that may be returned under warranty. The hardware warranty accrual is based on actual historical returns and cost of repair experience and the application of those historical rates to the Company’s in-warranty installed base. The provision for warranty claims fluctuates depending upon the installed base of products and the failure rates and costs of repair associated with these products under warranty. Furthermore, the Company’s costs of repair vary based on repair volume and its ability to repair, rather than replace, defective units. In the event that actual product failure rates and costs to repair differ from the Company’s estimates, revisions to the warranty provision are required. In addition, from time to time, specific hardware warranty accruals may be made if unforeseen technical problems arise with specific products. The Company regularly assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price of an acquired business over the fair value of the identifiable assets acquired and liabilities assumed. The Company tests for impairment of goodwill on an annual basis in the fourth quarter and at any other time when events occur or circumstances indicate that the carrying amount of goodwill may not be recoverable. The Company has the option to first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. If the Company determines that as a result of the qualitative assessment that it is more likely than not (i.e., greater than 50 percent likelihood) that the fair value of a reporting unit is less than its carrying amount, then the quantitative test is required or it can directly perform the quantitative analysis. The Company recognizes an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized does not exceed the total amount of goodwill allocated to that reporting unit. The Company completed its annual qualitative impairment test of goodwill as of the first day of the fourth fiscal quarter of 2023, or October 1, 2023, and determined that it was not more likely than not that the fair value of the reporting unit is less than its carrying amount. As a result it was determined that it was not necessary for the Company to perform a quantitative goodwill impairment test for the year ended December 30, 2023.

The Company evaluates events and changes in circumstances that could indicate carrying amounts of purchased intangible assets may not be recoverable. When such events or changes in circumstances occur, the Company assesses the recoverability of these assets by determining whether or not the carrying amount will be recovered through undiscounted expected future cash flows. If the total of the future undiscounted cash flows is less than the carrying amount of an asset, the Company records an impairment loss for the amount by which the carrying amount of the asset exceeds the fair value of the asset.

INFINERA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Intangible assets with finite lives are carried at cost, less accumulated amortization. Amortization is computed over the estimated useful lives of the respective assets.

Leases

The Company has operating leases primarily for real estate (facilities) and automobiles. The Company has finance leases primarily for computer hardware, laboratory and manufacturing equipment and leasehold and building improvements.

The Company leases facilities under non-cancelable operating lease agreements. These leases have varying terms that range from one to 14 years and contain leasehold improvement incentives, rent holidays and escalation clauses. In addition, some of these leases have renewal options for up to six years.

The Company determines if an arrangement contains a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, accrued expenses and other current liabilities and operating lease liabilities on the Company’s consolidated balance sheets. Finance leases are included in property, plant and equipment, net, accrued expenses and other current liabilities and other long-term liabilities on the Company’s consolidated balance sheets.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. Operating lease ROU assets also include any lease payments made and exclude lease incentives and initial direct costs incurred. Variable lease payments are expensed as incurred and are not included within the ROU asset and lease liability calculation. Variable lease payments primarily include reimbursements of costs incurred by lessors for common area maintenance and utilities. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term. The Company rents or subleases certain real estate under agreements that are classified as operating leases.

Leases with an initial term of 12 months or less are not recorded on the balance sheet. The Company recognizes lease expense for these leases on a straight-line basis over the lease term. The Company does not account for lease components (e.g., fixed payments including rent) separately from the non-lease components (e.g., common-area maintenance costs).

Upon abandoning or committing to a plan to abandon a leased property in the short term before the lease term expires, the Company assesses the fair value of its remaining obligation under the lease and records an impairment of the ROU asset, if needed. The impairment loss is calculated as the present value of the amount by which the remaining lease obligation, adjusted for the effects of any one-time costs to sublease, exceeds the estimated sublease rentals that could be reasonably obtained. The estimated sublease rentals consider Company’s ability and intent to sublease the space. The significant assumptions used in the Company’s discounted cash flow model include the amount and timing of estimated sublease rental receipts and the discount rate which involve a number of risks and uncertainties, some of which are beyond control, including future real estate market conditions and the Company’s ability to successfully enter into subleases or termination agreements with terms as favorable as those assumed when arriving at its estimates. The Company monitors these estimates

INFINERA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

and assumptions on at least a quarterly basis for changes in circumstances and any corresponding adjustments to the accrual are recorded in its statement of operations in the period when such changes are known.

The loss recorded or to be recorded may change significantly as a result of the re-measurement of the liability, if the timing or amount of estimated cash flows change.

Restructuring and Other Related Costs

The Company records costs associated with exit activities related to restructuring plans in accordance with ASC 420, Exit or Disposal Cost Obligations, or ASC 712, Compensation—Nonretirement Postemployment Benefits. Liabilities for costs associated with an exit or disposal activity are recognized in the period in which the liability is incurred. The timing of the associated cash payments is dependent upon the type of exit cost. The Company records restructuring cost liabilities in “accrued expenses and other current liabilities” and “other long-term liabilities” in the consolidated balance sheet.

Restructuring costs include employee and contract termination costs, facility consolidation and closure costs, lease related impairment charges, equipment write-downs and inventory write-downs. One-time termination benefits are recognized as a liability at estimated fair value when the approved plan of termination has been communicated to employees, unless employees must provide future service, in which case the benefits are recognized ratably over the future service period. Ongoing termination benefits arrangements are recognized as a liability at estimated fair value when the amount of such benefits becomes estimable and payment is probable.

Restructuring charges require significant estimates and assumptions, including estimates made for employee separation costs and other contract termination charges. Management estimates involve a number of risks and uncertainties, some of which are beyond control, including the Company’s ability to successfully enter into termination agreements with employees and others with terms as favorable as those assumed when arriving at its estimates. The Company monitors these estimates and assumptions on at least a quarterly basis for changes in circumstances and any corresponding adjustments to the accrual are recorded in its statement of operations in the period when such changes are known.

Recent Accounting Pronouncements

Accounting Pronouncements Not Yet Adopted

Segment Reporting Disclosures

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.” The standard improves reportable segment disclosure requirements for public business entities primarily through enhanced disclosures about significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and included within each reported measure of segment profit (referred to as the “significant expense principle”). The standard will become effective for fiscal year 2024 annual financial statements and interim financial statements thereafter and will be applied retrospectively for all prior periods presented in the financial statements, with early adoption permitted. The Company plans to adopt the standard when it becomes effective beginning in fiscal year 2024 annual financial statements, and is currently evaluating the impact this guidance will have on the disclosures included in the Notes to the Consolidated Financial Statements.

INFINERA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Income Tax Disclosures

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures.” The standard enhances income tax disclosure requirements for all entities by requiring specified categories and greater disaggregation within the rate reconciliation table, disclosure of income taxes paid by jurisdiction, and providing clarification on uncertain tax positions and related financial statement impacts. The standard will be effective for fiscal year 2024 annual financial statements with early adoption permitted. The Company plans to adopt the standard when it becomes effective beginning in fiscal year 2024 annual financial statements, and expects the adoption of the standard will impact certain of the income tax disclosures.

3. Leases

The Company has operating leases for real estate (facilities) and automobiles. For the fiscal years ended December 30, 2023, December 31, 2022 and December 25, 2021, operating lease expense was $13.9 million, $21.1 million and $25.7 million, respectively. Included in operating lease expense were rent expense and impairment charges due to restructuring resulting in abandonment of certain lease facilities, amounting to $3.0 million, $8.1 million and $6.5 million for the fiscal years ended December 30, 2023, December 31, 2022 and December 25, 2021, respectively.

Variable lease cost, short-term lease cost and sublease income were immaterial during the fiscal years ended December 30, 2023, December 31, 2022 and December 25, 2021, respectively.

The following table presents current and long-term portion of operating lease liabilities as classified in the consolidated balance sheets (in thousands):

	December 30, 2023	December 31, 2022
Accrued expenses and other current liabilities	$11,888	$10,948
Long-term operating lease liabilities	47,464	45,862

Total operating lease liability	$59,352	$56,810

The Company also has finance leases. The lease term for these arrangements range from three to five years with option to purchase at the end of the term.

As of December 30, 2023 and December 31, 2022, finance leases included in property, plant, and equipment, net in the consolidated balance sheets were $4.5 million and $1.9 million, respectively. Finance lease expense includes amortization of the right-of-use assets and interest expense. Total finance lease expense during the fiscal years ended December 30, 2023 and December 31, 2022 was not material.

The following table presents maturity of lease liabilities under the Company’s non-cancelable leases as of December 30, 2023 (in thousands):

	Operating Lease	Finance Lease
Total lease payments	$111,316	$5,220
Less: interest(1)	51,964	692

Present value of lease liabilities	$59,352	$4,528

(1) Calculated using the interest rate for each lease.

INFINERA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

The following table presents supplemental information for the Company’s non-cancelable leases for the fiscal year ended December 30, 2023 (in thousands, except for weighted average and percentage data):

	Operating Lease	Finance Lease
Weighted average remaining lease term	15.26 years	4.10 years
Weighted average discount rate	10.52%	9.94%
Cash paid for amounts included in the measurement of lease liabilities	$16,386	$1,023
Leased assets obtained in exchange for new lease liabilities	$13,534	$4,363

4. Revenue Recognition

Disaggregation of Revenue

The following table presents the Company’s revenue disaggregated by revenue source (in thousands):

	Years Ended
	December 30, 2023	December 31, 2022	December 25, 2021
Product	$1,304,229	$1,268,624	$1,099,376
Services	309,899	304,618	325,829

Total revenue	$1,614,128	$1,573,242	$1,425,205

The Company sells its products directly to customers who are predominantly service providers and to channel partners that sell on its behalf. The following tables present the Company’s revenue disaggregated by geography, based on the shipping address of the end-customer and by sales channel (in thousands):

	Years Ended
	December 30, 2023	December 31, 2022	December 25, 2021
United States	$994,311	$870,282	$663,808
Other Americas	99,920	101,600	107,963
Europe, Middle East and Africa	359,201	405,328	477,787
Asia Pacific	160,696	196,032	175,647

Total revenue	$1,614,128	$1,573,242	$1,425,205

	Years Ended
	December 30, 2023	December 31, 2022	December 25, 2021
Direct	$1,067,570	$1,191,584	$1,099,632
Indirect	546,558	381,658	325,573

Total revenue	$1,614,128	$1,573,242	$1,425,205

INFINERA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Contract Balances

The following table provides information about receivables, contract assets and contract liabilities from contracts with customers (in thousands):

Assets (Liabilities)	December 30, 2023	December 31, 2022
Accounts receivable, net	$381,981	$419,735
Contract assets	$46,738	$60,172
Deferred revenue(1)	$(157,580)	$(181,679)

(1)

Included in this balance are amounts related to services that are subject to cancellation and pro-rated refund rights of $85.9 million and $82.5 million as of December 30, 2023 and December 31, 2022, respectively.

Revenue recognized for the fiscal year ended December 30, 2023 and December 31, 2022 that was included in the deferred revenue balance at the beginning of the reporting period was $133.6 million and $106.8 million, respectively. Changes in the contract asset and liability balances during the fiscal year ended December 30, 2023 and December 31, 2022 were not materially impacted by other factors.

Transaction Price Allocated to the Remaining Performance Obligation

The Company’s remaining performance obligations represent the transaction price allocated to performance obligations that are unsatisfied or partially satisfied, consisting of deferred revenue and non- cancellable backlog. The Company’s backlog represents purchase orders received from customers for future product shipments and services. The Company’s backlog is subject to future events that could cause the amount or timing of the related revenue to change. Orders in backlog may be fulfilled several quarters following receipt or may relate to multi-year support service obligations.

The following table includes estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially satisfied) pursuant to contracts that are not subject to cancellation without penalty at the end of the reporting period (in thousands):

	2024	2025	2026	2027	2028	Thereafter	Total
Revenue expected to be recognized in the future as of December 30, 2023	$462,363	$23,925	$14,918	$8,521	$3,492	$2,738	$515,957

5. Fair Value Measurements

Disclosure of Fair Values

Financial instruments that are not re-measured at fair value include accounts receivable, accounts payable, accrued liabilities, and debt. The carrying values of these financial instruments, other than the Company’s 2024 Notes, 2027 Notes and 2028 Notes (collectively referred to as “convertible senior notes” below), approximate their fair values. The fair value of each series of convertible senior notes was determined based on the quoted bid price of the applicable series of convertible senior notes in an over-the-counter market on December 29, 2023 (the last trading day of the fiscal quarter).

INFINERA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

The following table presents the estimated fair values of the convertible senior notes (in thousands):

	As of December 30, 2023			As of December 31, 2022
	Fair Value Measured Using			Fair Value Measured Using
	Level 1	Level 2	Total	Level 1	Level 2	Total
Convertible senior notes	$—	$658,609	$658,609	$—	$785,364	$785,364

Cash equivalents are measured and reported at fair value on a recurring basis. The following table presents the fair value of these financial assets and their levels within the fair value hierarchy (in thousands):

	As of December 30, 2023			As of December 31, 2022
	Fair Value Measured Using			Fair Value Measured Using
	Level 1	Level 2	Total	Level 1	Level 2	Total
Money market funds	$115,000	$—	$115,000	$95,000	$—	$95,000

During 2023 and 2022, there were no transfers of assets or liabilities between Level 1 and Level 2 of the fair value hierarchy. As of December 30, 2023 and December 31, 2022, none of the Company’s existing securities were classified as Level 3 securities.

The Company measures goodwill and intangible assets at fair value on a nonrecurring basis when there are identifiable events or changes in circumstances that may have a significant adverse impact on the fair value of these assets. The Company performed an analysis of impairment indicators of these assets and noted no adverse impact to their fair values as of December 30, 2023.

Facilities-related Charges

The Company classifies certain facilities-related charges within Level 3 of the fair value hierarchy and applies fair value accounting on a nonrecurring basis when impairment indicators exist or upon the existence of observable fair values. The fair values are classified as Level 3 measurements due to the significance of unobservable inputs. These analyses require management to make assumptions and estimates regarding industry and economic factors, future operating results and discount rates.

In connection with its Restructuring Plans (as defined in Note 8, “Restructuring and Other Related Costs” to the notes to consolidated financial statements), the Company incurred facilities related charges of $3.0 million, $8.1 million and $6.5 million for the years ended December 30, 2023, December 31, 2022 and December 25, 2021, respectively. These charges primarily consisted of impairment charges incurred for operating lease right-of-use assets and were calculated at fair value based on estimated future sublease rental receipts that the Company could reasonably obtain over the remaining lease term at the discount rate. Facilities-related charges are classified as Level 3 measurement due to the significance of these unobservable inputs.

Cash and Cash Equivalents

As of December 30, 2023, the Company had $173.9 million of cash, cash equivalents and restricted cash, including $48.1 million held by its foreign subsidiaries. As of December 31, 2022, the Company had $189.2 million of cash, cash equivalents and restricted cash including $65.9 million held by its foreign subsidiaries. The Company’s cash held by its foreign subsidiaries is used for operating and investing activities in those locations, and the Company does not currently have the need or the intent to repatriate those funds to the United States.

INFINERA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

6. Goodwill and Intangible Assets

Goodwill

Goodwill is recorded when the purchase price of an acquisition exceeds the fair value of the net tangible and identified intangible assets acquired.

The following table presents details of the Company’s goodwill for the fiscal year ended December 30, 2023 (in thousands):

Balance as of December 31, 2022	$232,663
Foreign currency translation adjustments	7,903

Balance as of December 30, 2023	$240,566

The gross carrying amount of goodwill may change due to the effects of foreign currency fluctuations as a portion of these assets are denominated in foreign currency. To date, the Company has zero accumulated impairment loss on goodwill.

Intangible Assets

The following tables present details of the Company’s intangible assets as of December 30, 2023 and December 31, 2022 (in thousands):

	December 30, 2023
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Remaining Useful Life (In Years)
Intangible assets with finite lives:
Customer relationships	72,200	(47,381)	24,819	2.8

Total intangible assets	$72,200	$(47,381)	$24,819

	December 31, 2022
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Remaining Useful Life (In Years)
Intangible assets with finite lives:
Customer relationships and backlog	151,461	(114,294)	37,167	3.5
Developed technology	170,467	(159,847)	10,620	0.7

Total intangible assets	$321,928	$(274,141)	$47,787

The gross carrying amount of intangible assets and the related amortization expense of intangible assets may change due to the effects of foreign currency fluctuations as a portion of these assets are denominated in foreign currency. Amortization expense was $23.0 million, $37.7 million and $37.1 million for the years ended December 30, 2023, December 31, 2022 and December 25, 2021, respectively.

INFINERA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

The following table summarizes the Company’s estimated future amortization expense of intangible assets with finite lives as of December 30, 2023 (in thousands):

	Total	2024	2025	2026	2027	2028	Thereafter
Total future amortization expense	$24,819	$9,025	$9,025	$6,769	$—	$—	$—

7. Balance Sheet Details

Restricted Cash

The Company’s restricted cash balance is held in deposit accounts at various banks globally. These amounts primarily collateralize the Company’s issuances of standby letters of credit and bank guarantees.

Allowance for Credit Losses

The following table provides a rollforward of the allowance for credit losses for accounts receivable for the fiscal year ended December 30, 2023 (in thousands):

Balance as of December 31, 2022	$1,422
Additions(1)	521
Write offs(2)	(473)
Recoveries during the period	(594)

Balance as of December 30, 2023	$876

(1)	The new additions during the fiscal year ended December 30, 2023 are primarily due to specific reserves.
(2)	The write offs during the fiscal year ended December 30, 2023 are primarily amounts fully reserved previously.

Accounts Receivable Factoring

The Company sells certain designated trade account receivables based on factoring arrangements with well-established factoring companies. Pursuant to the terms of the arrangements, the Company accounts for these transactions in accordance with ASC 860. The Company’s factor purchases trade accounts receivables on a non-recourse basis and without any further obligations. Trade accounts receivables balances sold are removed from the consolidated balance sheets and cash received are reflected as cash provided by operating activities in the consolidated statements of cash flow. The difference between the fair value of the Company’s trade receivables and the proceeds received is recorded as interest expense in the Company’s consolidated statements of operations. For the years ended December 30, 2023, December 31, 2022 and December 25, 2021, the Company’s recognized factoring related interest expense was approximately $0.9 million, $0.9 million and $0.4 million, respectively. The gross amount of trade accounts receivables sold totaled approximately $62.6 million and $101.0 million for the fiscal years ended December 30, 2023 and December 31, 2022 respectively.

INFINERA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Selected Balance Sheet Items

The following table provides details of selected balance sheet items (in thousands):

	December 30, 2023	December 31, 2022
Inventory
Raw materials	$133,561	$48,688
Work in process	68,407	66,591
Finished goods	229,195	259,576

Total	$431,163	$374,855

Property, plant and equipment, net
Computer hardware	$48,611	$46,454
Computer software(1)	74,752	62,102
Laboratory and manufacturing equipment	354,103	297,261
Land and building	12,372	12,369
Furniture and fixtures	2,916	2,828
Leasehold and building improvements	46,652	50,360
Construction in progress	41,328	42,418

Subtotal	$580,734	$513,792
Less accumulated depreciation and amortization(2)	(373,737)	(340,863)

Total	$206,997	$172,929

Accrued expenses and other current liabilities
Loss contingency related to non-cancelable purchase commitments	$17,909	$28,796
Taxes payable	24,248	42,757
Restructuring accrual	6,042	941
Short-term operating and finance lease liability	12,905	11,701
Other accrued expenses and other current liabilities	49,654	57,255

Total accrued expenses and other current liabilities	$110,758	$141,450

(1)

Included in computer software at December 30, 2023 and December 31, 2022 were $34.8 million and $29.3 million, respectively, related to enterprise resource planning (“ERP”) systems that the Company implemented in prior years. The unamortized ERP costs at December 30, 2023 and December 31, 2022 were $9.6 million and $9.0 million, respectively. Also included in computer software at December 30, 2023 and December 31, 2022 was $29.6 million and $24.2 million, respectively, related to term licenses. The unamortized term license costs at December 30, 2023 and December 31, 2022 was $23.6 million and $9.1 million, respectively.

(2)

Depreciation expense was $55.8 million, $46.1 million and $47.1 million (which includes depreciation of capitalized ERP costs of $4.9 million, $3.5 million and $2.8 million) for 2023, 2022 and 2021, respectively. Also included in depreciation expense for 2023, 2022 and 2021 was $9.5 million and $7.6 million, and $6.7 million respectively, related to term licenses.

8. Restructuring and Other Related Costs

In 2021, the Company announced a plan to restructure certain international research & development operations (the “2021 Restructuring Plan”). The 2021 Restructuring Plan is substantially completed. In 2023, the Company implemented a restructuring initiative to reduce costs (the “2023 Restructuring

INFINERA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Plan”). In 2023, the Company incurred and recorded $5.9 million of restructuring costs related to the 2023 Restructuring Plan. The 2023 Restructuring Plan is expected to be completed in 2024 with the associated payments made in 2024. Additional restructuring activities may occur in the future in connection with the Company’s ongoing transformation initiatives.

The following table presents restructuring and other related costs included in cost of revenue and operating expenses in the accompanying consolidated statements of operations under the restructuring plans (in thousands):

	Years Ended
	December 30, 2023		December 31, 2022		December 25, 2021
	Cost of Revenue	Operating Expenses	Cost of Revenue	Operating Expenses	Cost of Revenue	Operating Expenses
Severance and related expenses	$2,218	$3,665	$203	$1,834	$335	$4,615
Lease related impairment charges	—	2,996	—	8,059	—	6,534
Asset impairment and others	—	56	19	229	1,196	2,097

Total	$2,218	$6,717	$222	$10,122	$1,531	$13,246

Restructuring liabilities are reported within accrued expenses in the accompanying consolidated balance sheets (in thousands):

	Severance and related expenses	Lease related impairment charges	Asset impairment and others	Total
Balance as of December 25, 2021	$7,536	$—	$1,346	$8,882

Charges	2,033	8,059	239	10,331
Cash payments	(8,503)	(2,267)	(1,436)	(12,206)
Non-cash Settlements and Other	(274)	(5,792)	—	(6,066)

Balance as of December 31, 2022	$792	$—	$149	$941

Charges	5,883	2,996	56	8,935
Cash payments	(801)	(1,773)	(60)	(2,634)
Non-cash Settlements and Other	13	(1,223)	10	(1,200)

Balance as of December 30, 2023	$5,887	$—	$155	$6,042

As of December 30, 2023, the Company’s restructuring liability was primarily related to the 2023 Restructuring Plan.

INFINERA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

9. Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) includes certain changes in equity that are excluded from net income (loss). The following table sets forth the changes by component for the periods presented (in thousands):

	Foreign Currency Translation	Actuarial Gain (Loss) on Pension	Accumulated Tax Effect	Total
Balance at December 26, 2020	$732	$(11,666)	$(964)	$(11,898)

Other comprehensive income (loss) before reclassifications	(8,561)	12,580	—	4,019
Amounts reclassified from accumulated other comprehensive loss	—	3,383	—	3,383

Net current-period other comprehensive income (loss)	(8,561)	15,963	—	7,402

Balance at December 25, 2021	$(7,829)	$4,297	$(964)	$(4,496)

Other comprehensive income (loss) before reclassifications	(41,803)	22,538	—	(19,265)
Amounts reclassified from accumulated other comprehensive loss	—	326	964	1,290

Net current-period other comprehensive income (loss)	(41,803)	22,864	964	(17,975)

Balance at December 31, 2022	$(49,632)	$27,161	$—	$(22,471)

Other comprehensive income (loss) before reclassifications	(9,962)	(2,002)	—	(11,964)
Amounts reclassified from accumulated other comprehensive loss	—	(413)	—	(413)

Net current-period other comprehensive income (loss)	(9,962)	(2,415)	—	(12,377)

Balance at December 30, 2023	$(59,594)	$24,746	$—	$(34,848)

10. Basic and Diluted Net Loss Per Common Share

Basic net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted net loss per common share is computed using net loss and the weighted average number of common shares outstanding plus potentially dilutive common shares outstanding during the period. Potentially dilutive common shares include the assumed exercise of outstanding in-the-money stock options, assumed release of outstanding RSUs and PSUs, and assumed issuance of common stock under the ESPP using the treasury stock method. Potentially dilutive common shares also include the shares of common stock issuable upon conversion of the convertible senior notes using the if-converted method, as further discussed in Note 11, “Debt” to the notes to consolidated financial statements. The Company includes the common shares underlying PSUs in the calculation of diluted net income per common share only when they become contingently issuable.

INFINERA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

The following table sets forth the computation of net loss per common share (in thousands, except per share amounts):

	Years Ended
	December 30, 2023	December 31, 2022	December 25, 2021
Net loss	$(25,213)	$(76,043)	$(170,778)
Weighted average common shares outstanding - basic and diluted	226,726	216,376	207,377
Net loss per common share - basic and diluted	$(0.11)	$(0.35)	$(0.82)

The Company incurred net losses during 2023, 2022 and 2021, and as a result, potential common shares from stock options, RSUs, PSUs and the assumed release of outstanding shares under the ESPP were not included in the diluted shares used to calculate net loss per share, as their inclusion would have been anti-dilutive. Additionally, due to the net loss position during these periods, the Company excluded the potential shares issuable upon conversion of the 2028 Notes, the 2027 Notes and the 2024 Notes in the calculation of diluted earnings per share, as their inclusion would have been anti-dilutive.

The following table sets forth the potentially dilutive shares excluded from the computation of the diluted net loss per share because their effect was anti-dilutive (in thousands):

	As of
	December 30, 2023	December 31, 2022	December 25, 2021
Convertible senior notes(1)	32,814	55,800	4,448
Restricted stock units	13,619	14,836	12,860
Performance stock units	3,668	2,685	2,751
Employee stock purchase plan shares	53	360	1,157

Total	50,154	73,681	21,216

(1)	The convertible senior notes were calculated under the if-converted method for 2022 due to the adoption of ASU 2020-06 and under the treasury stock method for 2021.

Prior to the adoption of ASU 2020-06, the Company used the treasury stock method for calculating any potential dilutive effect of the conversion spread of its convertible senior notes. The conversion spread had a dilutive impact for the 2027 Notes during the fiscal year ended December 25, 2021 since the average market price of the Company’s common stock during the periods exceeded the initial conversion price of $7.66 per share. However, the potential shares of common stock issuable upon the conversion of the convertible senior notes were excluded from the calculation of diluted net loss per share because their effect would have been anti-dilutive.

After the adoption of ASU 2020-06, the Company used the if-converted method for calculating any potential dilutive effect of the convertible senior notes for fiscal years ended December 30, 2023 and December 31, 2022. The Company calculates diluted earnings per share assuming that all of the convertible senior notes permitted to be share settled were converted solely into shares of common stock at the beginning of the reporting period. The potential impact upon the conversion of the convertible senior notes was excluded from the calculation of diluted net loss per share for the fiscal years ended December 30, 2023, December 31, 2022 and December 25, 2021 because the effect would have been anti-dilutive.

INFINERA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

11. Debt

The following is a summary of the Company’s debt as of December 30, 2023 (in thousands):

	Net Carrying Value		Unpaid Principal Balance	Contractual Maturity Date
	Current	Long-Term
2024 Notes	$18,747	$—	$18,747	September 2024
2027 Notes	—	196,829	200,000	March 2027
2028 Notes	—	461,927	473,750	August 2028
Mortgage	6,765	—	6,765	May 2024

Total Debt	$25,512	$658,756	$699,262

The following is a summary of the Company’s debt as of December 31, 2022 (in thousands):

	Net Carrying Value		Unpaid Principal Balance	Contractual Maturity Date
	Current	Long-Term
2024 Notes	$—	$101,726	$102,652	September 2024
2027 Notes	—	195,879	200,000	March 2027
2028 Notes	—	363,349	373,750	August 2028
Mortgage	510	6,765	7,275	March 2024

Total Debt	$510	$667,719	$683,677

Convertible Senior Notes

In September 2018, the Company issued $402.5 million aggregate principal amount of 2.125 percent Convertible Senior Notes due 2024 (the “2024 Notes”). In March 2020, the Company issued $200.0 million aggregate principal amount of 2.5 percent Convertible Senior Notes due 2027 (the “2027 Notes”). In August 2022 and in June 2023, the Company issued $373.8 million and $100 million, respectively, aggregate principal amount of 3.75 percent Convertible Senior Notes due 2028 (the “2028 Notes,” and, together with the 2024 Notes and 2027 Notes, the “convertible senior notes”). The 2024 Notes bear interest at a fixed rate of 2.125 percent per year, payable semi-annually in arrears on March 1 and September 1 of each year, beginning on March 1, 2019. The 2027 Notes bear interest at a fixed rate of 2.5 percent per year, payable semi-annually in arrears on March 1 and September 1 of each year, beginning on September 1, 2020. The 2028 Notes bear interest at a fixed rate of 3.75 percent per year, payable semi-annually in arrears on February 1 and August 1 of each year, beginning on February 1, 2023. Each series of the convertible senior notes is governed by an indenture between the Company, as the issuer, and U.S. Bank Trust Company, National Association, as Trustee (individually, each an “Indenture,” and together, the “Indentures”). The convertible senior notes of each series are unsecured and rank senior in right of payment to any of the Company’s indebtedness that is expressly subordinated in right of payment to the convertible senior notes; equal in right of payment to any of the Company’s existing and future liabilities that are not so subordinated, effectively junior in right of payment to any of the Company’s secured indebtedness to the extent of the value of the assets securing such indebtedness; and structurally junior to all indebtedness and other liabilities (including trade payables) of the Company’s current or future subsidiaries. The applicable Indenture governing each series of the convertible senior notes does not contain any financial covenants or any restrictions on the payment of dividends, the incurrence of senior debt or other indebtedness, or the issuance or repurchase of the Company’s other securities by the Company.

INFINERA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

The net proceeds to the Company from the issuance of 2024 Notes were approximately $391.4 million, of which approximately $48.9 million was used to pay the cost of the capped call transactions with certain financial institutions (“Capped Calls”). The Company also used a portion of the remaining net proceeds to fund the cash portion of the purchase price of the Acquisition, including fees and expenses relating thereto, and used the remaining net proceeds for general corporate purposes.

The Capped Calls have an initial strike price of $9.87 per share, subject to certain adjustments, which corresponds to the initial conversion price of the 2024 Notes. The Capped Calls have initial cap prices of $15.19 per share, subject to certain adjustments. The Capped Calls cover, subject to anti-dilution adjustments, 40.8 million shares of common stock. The Capped Calls transactions are expected generally to reduce or offset potential dilution to the Company’s common stock upon any conversion of the 2024 Notes and/or offset any cash payments the Company is required to make in excess of the principal amount of converted 2024 Notes, as the case may be, with such reduction and/or offset subject to a cap. The Capped Calls expire on various dates between July 5, 2024 and August 29, 2024. The Capped Calls were recorded as a reduction of the Company’s stockholders’ equity in the accompanying consolidated balance sheets.

The net proceeds to the Company from the issuance of 2027 Notes were approximately $193.3 million after deducting initial purchasers’ fee and other debt issuance costs. The Company used the remaining net proceeds for general corporate purposes, including working capital to fund growth and potential strategic projects.

The net proceeds to the Company from the issuance of Existing 2028 Notes (as defined below) were approximately $362.4 million after deducting the initial purchasers’ fee and other debt issuance costs. The Company used approximately $283.6 million, which included accrued and unpaid interest, of the net proceeds from this issuance to repurchase approximately $299.8 million in aggregate principal amount of its 2024 Notes concurrently with the issuance. This transaction involved a contemporaneous exchange of cash between the Company and holders of the 2024 Notes participating in the issuance of the Existing 2028 Notes. Accordingly, the transaction was evaluated for modification or extinguishment accounting in accordance with ASC 470-50, Debt—Modifications and Extinguishments on a creditor-by creditor basis depending on whether the exchange was determined to have substantially different terms. The repurchase of the 2024 Notes and issuance of the Existing 2028 Notes were deemed to have substantially different terms based on the present value of the cash flows or significant difference between the value of the conversion option immediately prior to and after the exchange. Therefore, the repurchase of the 2024 Notes was accounted for as a debt extinguishment. The Company recorded a $15.5 million gain on extinguishment of debt on its consolidated statements of operations during the fiscal year ended December 31, 2022, which includes the write-off of related deferred issuance costs of $3.5 million.

In June 2023, the Company issued $100.0 million in additional aggregate principal amount (the “Additional 2028 Notes”) of its currently outstanding 3.75 percent Convertible Senior Notes due 2028 (the “Existing 2028 Notes” and together with the Additional 2028 Notes, the “2028 Notes”). The Additional 2028 Notes were issued under the indenture dated as of August 8, 2022, by and between the Company and U.S. Bank Trust Company, National Association, as trustee. The Additional 2028 Notes constitute a further issuance of, and form a single series with, the Existing 2028 Notes issued on August 8, 2022 in the aggregate principal amount of $373.8 million and have substantially identical terms, including conversion rate, conversion price, convertible dates, redemption rights, conditions for conversion, settlement provisions and ranking.

INFINERA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

The net proceeds to the Company from this issuance of Additional 2028 Notes were approximately $96.5 million after deducting the placement agent’s fee, other debt issuance costs and discount. The Company used approximately $84.0 million of the net proceeds from this issuance to repurchase approximately $83.9 million in aggregate principal amount, which included accrued and unpaid interest, of its 2024 Notes concurrently with the issuance. This transaction involved a contemporaneous exchange of cash between the Company and holders of the 2024 Notes participating in the issuance of the Additional 2028 Notes. Accordingly, the transaction was evaluated for modification or extinguishment accounting in accordance with ASC 470-50, Debt—Modifications and Extinguishments on a creditor-by-creditor basis depending on whether the exchange was determined to have substantially different terms. The repurchase of the 2024 Notes and issuance of the Additional 2028 Notes were deemed to have substantially different terms based on the present value of the cash flows or significant difference between the value of the conversion option immediately prior to and after the exchange. Therefore, the repurchase of the 2024 Notes was accounted for as a debt extinguishment. The Company recorded an immaterial loss on extinguishment of debt in interest expense, in the consolidated statements of operations during the fiscal year ended December 30, 2023, which includes the write-off of the related deferred issuance costs. After giving effect to the repurchase, the total remaining principal amount outstanding under the 2024 Notes as of December 30, 2023 was $18.7 million.

The Company used the remaining net proceeds from the issuance of 2028 Notes for general corporate purposes, including working capital and to fund growth and potential strategic projects.

The 2024 Notes, the 2027 Notes and the 2028 Notes mature on September 1, 2024, March 1, 2027 and August 1, 2028, respectively. The Company did not have the right to redeem the 2024 Notes prior to September 5, 2021, and may not redeem the 2027 Notes prior to March 5, 2024 or the 2028 Notes prior to August 5, 2025. The Company may redeem for cash all or any portion of the 2024 Notes at its option, on or after September 5, 2021, the 2027 Notes, at its option, on or after March 5, 2024, and the 2028 Notes, at its option, on or after August 5, 2025, if the last reported sale price of its common stock has been at least 130 percent of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including the trading day immediately preceding the date on which the Company provides notice of redemption at a redemption price equal to 100 percent of the principal amount of the convertible senior notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. No sinking fund is provided for the convertible senior notes.

Conversion Rate and Initial Conversion Price for each series of convertible senior notes are presented in the following table:

	Conversion Rate per $1,000 Principal	Initial Conversion Price
2024 Notes	101.2812	$9.87
2027 Notes	130.5995	$7.66
2028 Notes	147.1183	$6.80

Throughout the term of the convertible senior notes, the conversion rate may be adjusted upon the occurrence of certain events, including for any cash dividends. Holders of the convertible senior notes will not receive any cash payment representing accrued and unpaid interest upon conversion. Accrued but unpaid interest will be deemed to be paid in full upon conversion rather than canceled, extinguished or forfeited. Prior to the close of business on the business day immediately preceding June 1, 2024 for the 2024 Notes, December 1, 2026 for the 2027 Notes and May 1, 2028 for the 2028

INFINERA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Notes (the convertible dates), holders may convert their convertible senior notes under the following circumstances:

•

during any fiscal quarter commencing after the fiscal quarters ended on December 29, 2018 for the 2024 Notes, June 27, 2020 for the 2027 Notes and September 24, 2022 for the 2028 Notes (and only during such fiscal quarter) if the last reported sale price of the common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter is greater than or equal to 130 percent of the conversion price on each applicable trading day;

•

during the five business day period after any five consecutive trading day period (the “measurement period”) in which the trading price per $1,000 principal amount of the convertible senior notes for each trading day of the measurement period was less than 98 percent of the product of the last reported sale price of the Company’s common stock and the conversion rate on each such trading day;

•

if the Company calls any or all of the 2024 Notes, 2027 Notes, or 2028 Notes for redemption, holders of such series may convert their notes at any time prior to the close of business on the scheduled trading day immediately preceding the redemption date of such series called for redemption;

•	upon the occurrence of specified corporate events described under the Indentures, such as a consolidation, merger or binding share exchange;

•

or at any time on or after respective convertible dates, until the close of business on the second scheduled trading day immediately preceding the maturity date for such series, holders may convert their respective convertible senior notes at any time, regardless of the foregoing circumstances.

Upon the receipt of conversion requests, the settlement of the convertible senior notes will be paid pursuant to the terms of the respective governing Indentures. In the event that any of the 2024 Notes and 2027 Notes are converted, the Company would be required to repay the principal amount and any conversion premium in any combination of cash and shares of its common stock at the Company’s option. In the event that any of the 2028 Notes are converted, the Company would be required to repay the principal amount in cash and the conversion premium in any combination of cash and shares of its common stock at the Company’s option.

If the Company undergoes a fundamental change as defined in the Indentures, holders may require the Company to repurchase for cash all or any portion of their convertible senior notes at a repurchase price equal to 100 percent of the principal amount of the convertible senior notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date. In addition, upon the occurrence of a “make-whole fundamental change” (as defined in each of the Indentures), the Company may, in certain circumstances, be required to increase the conversion rate by a number of additional shares for a holder that elects to convert its convertible senior notes in connection with such make-whole fundamental change.

There have been no changes to the initial conversion price of the convertible senior notes since issuance. None of the conditions allowing holders of the convertible senior notes to convert early were met. The convertible senior notes were therefore not convertible during 2023.

INFINERA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Interest Expense

The following table presents the interest expense related to the contractual interest coupon, the amortization of debt issuance costs, and the amortization of debt discounts on the Company’s convertible senior notes (in thousands):

	Year Ended
	December 30, 2023	December 31, 2022	December 25, 2021
Contractual interest expense	$22,263	$16,589	$13,553
Amortization of debt issuance costs	4,064	3,404	1,892
Amortization of debt discount	—	—	29,411

Total interest expense	$26,327	$19,993	$44,856

Adoption of ASU 2020-06

Prior to the adoption of ASU 2020-06 on December 26, 2021 and in accounting for the issuance of the convertible senior notes, the convertible senior notes were separated into liability and equity components. The carrying amount of the liability component was calculated by measuring the fair value of a similar debt instrument that does not have an associated conversion feature. The carrying amounts of the equity component representing the conversion option related to the 2024 Notes and 2027 Notes were $128.7 million and $67.8 million, respectively. This was determined by deducting the fair value of the liability component from its par value. The equity component was recorded in additional paid-in-capital and was not re-measured as long as it continued to meet the conditions for equity classification. The excess of the principal amount of the liability component over its carrying amount (the “debt discount”) was amortized to interest expense over the respective contractual term of the convertible senior notes at an effective interest rate of 9.92 percent.

Prior to the adoption of ASU 2020-06 on December 26, 2021 and in accounting for the debt issuance costs of $12.9 million and $6.7 million related to the 2024 Notes and 2027 Notes, respectively, the Company allocated the total amount incurred to the liability and equity components of the convertible senior notes based on their relative values. Issuance costs attributable to the liability component were $8.7 million and $4.3 million, related to the 2024 Notes and 2027 Notes, respectively, and were amortized to interest expense using the effective interest method over the contractual term of the convertible senior notes. Issuance costs attributable to the equity component were netted with the equity component in additional paid-in-capital.

On December 26, 2021, the Company adopted ASU 2020-06 based on a modified retrospective transition method. Under such transition, prior-period information has not been retrospectively adjusted.

In accounting for the convertible senior notes after adoption of ASU 2020-06, the convertible senior notes are accounted for as a single liability. The issuance cost related to the 2024 Notes, the 2027 Notes and the 2028 Notes are being amortized to interest expense over the respective contractual term, at effective interest rates of 2.6 percent, 3.0 percent and 4.3 percent, respectively. Unamortized debt issuance costs will be amortized over the remaining life of the 2024 Notes, the 2027 Notes and the 2028 Notes which is approximately 8 months, 38 months, and 55 months, respectively.

INFINERA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

The net carrying amount of the convertible senior notes as of December 30, 2023, and as of December 31, 2022, (post-ASU 2020-06 adoption) was as follows (in thousands):

	2024 Notes		2027 Notes		2028 Notes
	December 30, 2023	December 31, 2022	December 30, 2023	December 31, 2022	December 30, 2023	December 31, 2022
Principal	$18,747	$102,652	$200,000	$200,000	$473,750	$373,750
Unamortized issuance costs and discount	—	(926)	(3,171)	(4,121)	(11,823)	(10,401)

Net carrying amount	$18,747	$101,726	$196,829	$195,879	$461,927	$363,349

Asset-based revolving credit facility

On June 24, 2022, the Company entered into the Loan Agreement. The Loan Agreement provides for a senior secured asset-based revolving credit facility of up to $200 million, which the Company may draw upon from time to time. The Company may increase the total commitments under the revolving credit facility by up to an additional $100 million, subject to certain conditions. In addition, the Loan Agreement provides for a $50 million letter of credit subfacility and a $20 million swingline loan facility.

The proceeds of the loans under the Loan Agreement may be used to pay the fees, costs, and expenses incurred in connection with the Loan Agreement, repay existing debt and for working capital and general corporate purposes, including to fund growth. The Credit Facility has a stated maturity date of June 24, 2027. Availability under the Credit Facility will be based upon periodic borrowing base certifications valuing certain inventory and accounts receivable, as reduced by certain reserves. The Credit Facility is secured by a first-priority security interest (subject to certain exceptions) in inventory, certain related assets, specified deposit accounts, and certain other accounts.

Outstanding borrowings accrue interest at floating rates plus an applicable margin of 1.25 percent to 1.75 percent for Term Secured Overnight Financing Rate loans and 0.25 percent to 0.75 percent for base rate loans. The unused line fee rate payable on the unused portion of the Credit Facility is equal to 0.25 percent per annum based on utilization of the Credit Facility.

The Loan Agreement contains customary affirmative covenants, such as financial statement reporting requirements and delivery of borrowing base certificates. The Loan Agreement also contains customary covenants that limit the ability of the Company to, among other things, incur debt, create liens and encumbrances, engage in certain fundamental changes, dispose of assets, prepay certain indebtedness, make restricted payments, make investments, and engage in transactions with affiliates. The Loan Agreement also contains a financial covenant that requires the Company to maintain a minimum fixed charge coverage ratio. As of December 30, 2023, the Company was in compliance with all covenants under the Loan Agreement.

In connection with the Credit Facility, the Company incurred lender and other third-party costs of approximately $1.2 million, which are recorded as a deferred asset and will be amortized to interest expense using a straight-line method over the term of the Credit Facility.

As of December 30, 2023, the Company had availability of $177.7 million under the Credit Facility. As of December 30, 2023, the Loan Agreement included a $50.0 million letter of credit subfacility and $22.1 million letters of credit issued and outstanding.

INFINERA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Mortgage Payable

In March 2019, the Company mortgaged a property it owns. The Company received proceeds of $8.7 million in connection with the loan. The loan carried a fixed interest rate of 5.25 percent and was repayable in 59 equal monthly installments of principal and interest with the remaining unpaid principal balance plus accrued unpaid interest due five years from the date of the loan.

In September 2021, the loan was amended to reduce the interest rate from 5.25 percent to 3.80 percent for the remaining 31 equal monthly installments of approximately $0.1 million, with the remaining principal payment at maturity date. In March 2024, the loan was further amended to extend its maturity to May 27, 2024 and as a result, the interest rate increased to 7.50 percent effective March 27, 2024.

As of December 30, 2023, $6.8 million of the loan remained outstanding and is included in short-term debt, net in the consolidated balance sheets.

12. Commitments and Contingencies

The following table sets forth commitments and contingencies related to the Company’s various obligations (in thousands):

		Payments Due by Period
	Total	2024	2025	2026	2027	2028	Thereafter
Operating leases(1)(2)	$111,316	$16,570	$14,517	$11,068	$8,690	$6,554	$53,917
Financing lease obligations(3)	5,220	1,318	1,128	1,006	956	812	—
Purchase obligations (4)	466,346	445,633	19,844	869	—	—	—
2028 Notes, including interest(5)	562,579	17,766	17,766	17,766	17,766	491,515	—
2027 Notes, including interest(5)	217,500	5,000	5,000	5,000	202,500	—	—
2024 Notes, including interest(5)	19,145	19,145	—	—	—	—	—
Mortgage Payable, including interest(5)	6,830	6,830	—	—	—	—	—

Total contractual obligations	$1,388,936	$512,262	$58,255	$35,709	$229,912	$498,881	$53,917

(1)

The Company leases facilities under non-cancelable operating lease agreements. These leases have varying terms that range from one to 14 years. The above payment schedule includes interest. For more information, please see Note 3, “Leases” to the notes to consolidated financial statements, which is included in this proxy statement/prospectus.

(2)

The Company has contractual commitments to remove leasehold improvements and return certain properties to a specified condition when the leases terminate. At the inception of a lease with such conditions, the Company records an asset retirement obligation liability and a corresponding capital asset in an amount equal to the estimated fair value of the obligation. Asset retirement obligations were $4.6 million and $4.9 million as of December 30, 2023 and December 31, 2022, respectively. Of the $4.6 million as of December 30, 2023, $4.4 million is classified as other long-term liabilities on the accompanying consolidated balance sheets. The remainder is included in accrued expenses and other current liabilities.

INFINERA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(3)

The Company has finance leases for computer hardware and leasehold improvements. The above payment schedule includes interest. For more information, please see Note 3, “Leases” to the notes to consolidated financial statements, which is included in this proxy statement/prospectus.

(4)

The Company has agreements with its major production suppliers, where the Company is committed to purchase certain parts. As of December 30, 2023, December 31, 2022 and December 25, 2021, these non-cancelable purchase commitments were $466.3 million, $744.8 million and $591.5 million, respectively.

(5)	For more information, please see Note 11, “Debt” to the notes to consolidated financial statements, which is included in this proxy statement/prospectus.

Legal Matters

NextGen Innovations, LLC

On August 9, 2022, NextGen Innovations, LLC (“NextGen”) filed a complaint against Infinera in the United States District Court for the Eastern District of Texas. The complaint asserts that through certain products the Company infringes on U.S. Patent Nos. 9,887,795, 10,263,723, and 10,771,181. The complaint alleges that NextGen is entitled to unspecified damages, costs, fees, expenses, interest, and injunctive relief. A Markman hearing was held on November 14, 2023, and the Court issued its claim construction order on December 22, 2023. Fact discovery closed on December 6, 2023, and expert discovery closed on February 4, 2024. The Court set a May 6, 2024 date for expected trial. On April 14, 2023, the Company filed petitions with the US Patent and Trademark Office (“USPTO”) seeking inter partes reviews to invalidate asserted claims of the asserted NextGen patents. On December 4, 2023, the Patent Trial and Appeal Board of the USPTO denied institution of such inter partes reviews. A mediation was held on March 13, 2024, which resulted in a settlement in principle of the action against the Company. Following the mediation, the Court entered a stay of all litigation deadlines through May 20, 2024 to enable

NextGen and the Company to prepare a written settlement agreement and the appropriate dismissal papers for the Court. The parties are continuing to finalize the written settlement agreement. The Company does not expect that the terms of the settlement will have a material impact on its financial results.

In addition to the matter described above, the Company is subject to various legal proceedings, claims and litigation arising in the ordinary course of business. While the outcome of these matters is currently not determinable, the Company does not expect that the ultimate costs to resolve these matters will have a material effect on its consolidated financial position, results of operations or cash flows.

Loss Contingencies

The Company is subject to the possibility of various losses arising in the ordinary course of business. These may relate to disputes, litigation and other legal actions. In the preparation of its quarterly and annual financial statements, the Company considers the likelihood of loss or the incurrence of a liability, including whether it is probable, reasonably possible or remote that a liability has been incurred, as well as the Company’s ability to reasonably estimate the amount of loss, in determining loss contingencies. In accordance with U.S. GAAP, an estimated loss contingency is accrued when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. The Company regularly evaluates current information to determine whether any accruals should be adjusted and whether new accruals are required. As of each of December 30, 2023 and December 31, 2022, the Company has accrued the estimated liabilities associated with certain loss contingencies.

INFINERA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Indemnification Obligations

From time to time, the Company enters into certain types of contracts that contingently require it to indemnify parties against third-party claims. The terms of such indemnification obligations vary. These contracts may relate to: (i) certain real estate leases under which the Company may be required to indemnify property owners for environmental and other liabilities, and other claims arising from the Company’s use of the applicable premises; and (ii) certain agreements with the Company’s officers, directors and certain key employees, under which the Company may be required to indemnify such persons for liabilities.

In addition, the Company has agreed to indemnify certain customers for claims made against the Company’s products, where such claims allege infringement of third-party intellectual property rights, including, but not limited to, patents, registered trademarks, and/or copyrights. Under the aforementioned intellectual property indemnification clauses, the Company may be obligated to defend the customer and pay for the damages awarded against the customer under an infringement claim as well as the customer’s attorneys’ fees and costs. These indemnification obligations generally do not expire after termination or expiration of the agreement containing the indemnification obligation. In certain cases, there are limits on and exceptions to the Company’s potential liability for indemnification. The Company cannot estimate the amount of potential future payments, if any, that it might be required to make as a result of these agreements. The maximum potential amount of any future payments that the Company could be required to make under these indemnification obligations could be significant.

As permitted under Delaware law and the Company’s charter and bylaws, the Company has agreements whereby it indemnifies certain of its officers and each of its directors. The term of the indemnification period is for the officer’s or director’s lifetime for certain events or occurrences while the officer or director is, or was, serving at the Company’s request in such capacity. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements could be significant; however, the Company has a director and officer insurance policy that may reduce its exposure and enable it to recover all or a portion of any future amounts paid. As a result of its insurance policy coverage, the Company believes the estimated fair value of these indemnification agreements is minimal.

13. Guarantees

Product Warranties

Activity related to product warranty was as follows (in thousands):

	December 30, 2023	December 31, 2022
Beginning balance	$36,621	$44,310
Charges to operations	22,304	27,176
Utilization	(20,516)	(22,420)
Change in estimate(1)	(5,209)	(12,445)

Balance at the end of the period	$33,200	$36,621

(1)

The Company records product warranty liabilities based on the latest quality and cost information available as of the date the revenue is recorded. The changes in estimate shown here are due to changes in overall actual failure rates, the mix of new versus used units related to replacement of failed units, and changes in the estimated cost of repair and product recalls. As the Company’s products mature over time, failure rates and repair costs associated with such products generally decline leading to favorable changes in warranty reserves.

INFINERA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Letters of Credit and Bank Guarantees

The Company had $24.1 million and $24.7 million of standby letters of credit, bank guarantees and surety bonds outstanding as of December 30, 2023 and December 31, 2022, respectively. Details are set in below table (in thousands).

	December 30, 2023	December 31, 2022
Customer performance guarantees	$19,068	$20,903
Value added tax license	3,127	1,434
Property leases	1,894	2,398

Total	$24,089	$24,735

Of the $19.1 million related to customer performance guarantees, approximately $4.0 million was used to secure surety bonds in the aggregate of $7.5 million as of December 30, 2023. Of the $20.9 million related to customer performance guarantees, approximately $4.0 million was used to secure surety bonds in the aggregate of $7.5 million as of December 31, 2022.

As of December 30, 2023, of the aforementioned standby letters of credit and bank guarantees outstanding, $1.9 million was backed by cash collateral.

14. Stockholders’ Equity

2016 Equity Incentive Plan

In February 2016, the Company’s board of directors adopted the 2016 Plan and the Company’s stockholders approved the 2016 Plan in May 2016. In May 2023, the Company’s stockholders approved amendments to the 2016 Plan to increase the number of shares authorized for issuance under the 2016 Plan by $8.1 million. As of December 30, 2023, the Company reserved a total of 51.8 million shares of common stock for the award of stock options, RSUs and PSUs to employees, non-employees, consultants and members of the Company’s board of directors pursuant to the 2016 Plan, plus any shares subject to awards granted under the 2007 Plan that, after the effective date of the 2016 Plan, expire, are forfeited or otherwise terminate without having been exercised in full to the extent such awards were exercisable, and shares issued pursuant to awards granted under the 2007 Plan that, after the effective date of the 2016 Plan, are forfeited to or repurchased by the Company due to failure to vest. The 2016 Plan has a maximum term of 10 years from the date of adoption, or it can be earlier terminated by the Company’s board of directors. The 2007 Plan was cancelled and there are no outstanding grants under the 2007 Plan.

Employee Stock Purchase Plan

In February 2007, the Company’s board of directors adopted the ESPP and the Company’s stockholders approved the ESPP in May 2007. The ESPP was amended by the stockholders in May 2019 to increase the shares authorized under the ESPP to a total of approximately 31.6 million shares of common stock. The ESPP has a 20-year term. Eligible employees may purchase the Company’s common stock through payroll deductions at a price equal to 85 percent of the lower of the fair market values of the stock as of the beginning or the end of six-month offering periods. An employee’s payroll deductions under the ESPP are limited to a maximum of 15 percent of the employee’s compensation and an employee may not purchase more than 3,000 shares per purchase period.

The Company’s ESPP was indefinitely suspended, effective upon the expiration of the offering period that ended August 15, 2023.

INFINERA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Shares Reserved for Future Issuances

Common stock reserved for future issuance was as follows (in thousands):

December 30, 2023
Outstanding stock awards	15,189
Reserved for future award grants	10,065
Reserved for future ESPP	1,098

Total common stock reserved for stock options and awards	26,352

Stock-based Compensation Plans

The Company has stock-based compensation plans pursuant to which the Company has granted stock options, RSUs and PSUs. The Company also has an ESPP for all eligible employees. The following tables summarize the Company’s equity award activity and related information (in thousands, except per share data):

	Number of Restricted Stock Units	Weighted-Average Grant Date Fair Value Per Share	Aggregate Intrinsic Value
Outstanding at December 26, 2020	12,468	$5.99	$136,781
RSUs granted	7,377	$8.68
RSUs released	(7,509)	$5.96	$66,317
RSUs canceled	(729)	$6.92

Outstanding at December 25, 2021	11,607	$7.66	$110,849

RSUs granted	8,897	$8.26
RSUs released	(6,690)	$7.52	$46,104
RSUs canceled	(1,226)	$7.89

Outstanding at December 31, 2022	12,588	$8.13	$84,847

RSUs granted	6,990	$6.97
RSUs released	(7,496)	$8.10	$43,001
RSUs canceled	(546)	$8.01

Outstanding at December 30, 2023	11,536	$7.45	$54,802

Outstanding at December 26, 2020	3,466	$5.36	$38,022
PSUs granted	659	$8.61
PSUs released	(964)	$5.21	$8,278
PSUs canceled	(1,047)	$4.91

Outstanding at December 25, 2021	2,114	$6.66	$20,184

PSUs granted	899	$8.38
PSUs released	(335)	$5.40	$2,592
PSUs canceled	(119)	$7.19

Outstanding at December 31, 2022	2,559	$7.40	$17,251

PSUs granted	1,835	$7.26
PSUs released	—	$—	$—
PSUs canceled	(741)	$5.94

Outstanding at December 30, 2023	3,653	$7.63	$17,352

INFINERA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

The aggregate intrinsic value of unreleased RSUs and unreleased PSUs is calculated using the closing price of the Company’s common stock of $4.75 at December 29, 2023. The aggregate intrinsic value of RSUs and PSUs released is calculated using the fair market value of the common stock at the date of release.

The following table presents total stock-based compensation cost for instruments granted but not yet recognized, net of forfeitures, of the Company’s equity compensation plans as of December 30, 2023. These costs are expected to be amortized on a straight-line basis over the following weighted-average periods (in thousands, except for weighted-average period):

	Unrecognized Compensation Expense, Net	Weighted- Average Period (in years)
RSUs	$67,456	1.85
PSUs	$16,477	2.10

Employee Stock Purchase Plan

The fair value of the ESPP shares was estimated at the date of grant using the following assumptions:

Years Ended
	December 30, 2023	December 31, 2022	December 25, 2021
Volatility	60% - 63%	39% - 63%	38% - 50%
Risk-free interest rate	3.12% - 4.98%	0.67% - 3.12%	0.05% - 0.06%
Expected life	0.5 years	0.5 years	0.5 years
Estimated fair value	$1.91 - $2.37	$1.91 - $2.21	$2.22 - $3.11

The expected dividend yield is zero for the Company as it does not expect to pay dividends in the future.

ESPP activity was as below (in thousands):

	Years Ended
	December 30, 2023	December 31, 2022	December 25, 2021
Stock-based compensation expense	$3,798	$5,551	$5,879
Employee contributions	$14,930	$15,189	$16,167
Shares purchased	3,514	2,552	2,272

Restricted Stock Units

Pursuant to the 2016 Plan, the Company has granted RSUs to employees, non-employee members of the Company’s board of directors and consultants. All RSUs awarded are subject to each individual’s continued service to the Company through each applicable vesting date. The Company accounted for the fair value of the RSUs using the closing market price of the Company’s common stock on the date of grant.

Performance Stock Units

Pursuant to the 2016 Plan, the Company has granted PSUs to certain of the Company’s executive officers, senior management and certain employees. All PSUs awarded are subject to each individual’s

INFINERA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

continued service to the Company through each applicable vesting date and if the performance metrics are not met within the time limits specified in the award agreements, the PSUs will be canceled.

PSUs granted to the Company’s executive officers, senior management and certain other employees under the 2016 Plan during 2023, 2022, 2021 and 2020 are based on performance criteria related to a specific financial target over the span of a two or three-year performance period. These PSUs may become eligible for vesting to begin before the end of such two-year or three-year performance period, if the applicable financial target is met. The number of shares to be issued upon vesting of these PSUs ranges from 0 to 1.5 times the target number of PSUs granted. Certain other employees were awarded PSUs that will only vest upon the achievement of specific financial and operational performance criteria.

The following table summarizes by grant year, the Company’s PSU activity for the fiscal year ended December 30, 2023 (in thousands):

	Total Number of Performance Stock Units	2020	2021	2022	2023
Outstanding at December 31, 2022	2,559	1,058	602	899	—
PSUs granted	1,835	—	—	—	1,835
PSUs canceled	(741)	(708)	—	—	(33)

Outstanding at December 30, 2023	3,653	350	602	899	1,802

Stock-based Compensation Expense

The following table summarizes the amortization of stock-based compensation expense related to the RSUs, and PSUs (in thousands):

	Years Ended
	December 30, 2023	December 31, 2022	December 25, 2021
RSUs	$52,723	$54,102	$42,344
PSUs	$5,545	$1,636	$3,316

The following table summarizes the effects of stock-based compensation on the Company’s consolidated balance sheets and statements of operations for the periods presented (in thousands):

	Years Ended
	December 30, 2023	December 31, 2022	December 25, 2021
Stock-based compensation effects in inventory	$3,895	$3,979	$3,707
Income tax benefit associated with stock-based compensation	$8,165	$8,588	$9,345
Stock-based compensation effects in net loss before income taxes
Cost of revenue	$10,000	$9,485	$7,928
Research and development	22,474	23,553	18,554
Sales and marketing	13,699	13,311	12,345
General and administrative	15,977	14,666	12,985

Total stock-based compensation expense	$62,150	$61,015	$51,812

INFINERA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

15. Income Taxes

The following is a geographic breakdown of the provision for income taxes (in thousands):

	Years Ended
	December 30, 2023	December 31, 2022	December 25, 2021
Current:
Federal	$1,278	$945	$991
State	3,035	1,537	137
Foreign	5,672	20,616	12,431

Total current	$9,985	$23,098	$13,559
Deferred:
Federal	$—	$—	$—
State	—	—	—
Foreign	(2,180)	(2,566)	(1,571)

Total deferred	$(2,180)	$(2,566)	$(1,571)

Total provision for income taxes	$7,805	$20,532	$11,988

Loss before provision for income taxes from international operations was $65.0 million for the year ended December 30, 2023, income before provision for income taxes from international operations was $20.2 million for the year ended December 31, 2022, and loss before provision for income taxes from international operations was $20.7 million for the year ended December 25, 2021.

The provisions for income taxes differ from the amount computed by applying the statutory federal income tax rates as follows:

	Years Ended
	December 30, 2023	December 31, 2022	December 25, 2021
Expected tax at federal statutory rate	21.0%	21.0%	21.0%
State taxes, net of federal benefit	(15.5)%	(2.3)%	(0.1)%
Tax credits	(37.9)%	10.2%	2.9%
Stock-based compensation	(42.3)%	(10.2)%	0.1%
Change in valuation allowance	20.7%	(19.1)%	(20.0)%
Foreign rate differential	4.8%	(7.6)%	(1.1)%
Non-deductible expenses	(5.7)%	(16.1)%	(6.4)%
Other taxes on foreign operations	(24.1)%	(5.0)%	(1.5)%
Return to provision	44.2%	(3.7)%	(2.7)%
Uncertain tax positions	(3.6)%	(1.8)%	4.0%
Prior year adjustment	(4.4)%	(1.0)%	(1.8)%
Other	(2.0)%	(1.5)%	(1.9)%

Effective tax rate	(44.8)%	(37.1)%	(7.5)%

For 2023, the Company’s income tax expense was $7.8 million with effective tax rate of (44.8) percent. The difference between the effective tax rate and the U.S federal statutory rate of 21 percent is due to state income taxes, tax credits, stock-based compensation, foreign income taxed at different rates, impact due to foreign currency translation, foreign income inclusions in the U.S., foreign tax credit expiration, and losses in foreign jurisdictions that require a valuation allowance. For 2022, the

INFINERA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Company’s income tax expense was $20.5 million with an effective tax rate of (37.1) percent. The difference between the effective tax rate and the U.S federal statutory rate of 21 percent was primarily the result of tax credits, stock-based compensation, foreign income taxed at different rates and valuation allowances. The Company recognized an income tax expense of $12.0 million in 2021 with an effective tax rate of (7.5) percent. The 2021 effective tax rate differs from the U.S. federal statutory rate of 21 percent based on state income taxes, non-deductible stock-based compensation expenses and foreign taxes provided on foreign subsidiary earnings.

Deferred tax assets and liabilities are recognized for the future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax basis using enacted tax rates in effect for the year in which the differences are expected to reverse. Significant deferred tax assets and liabilities consist of the following (in thousands):

	Years Ended
	December 30, 2023	December 31, 2022
Deferred tax assets:
Net operating losses	$296,449	$293,179
Research and foreign tax credits	137,130	140,828
Non-deductible accruals	63,763	57,480
R&D expense capitalization	65,125	49,135
Inventory valuation	13,612	14,329
Leasing Liabilities	23,917	16,890
Stock-based compensation	4,016	5,138

Total deferred tax assets	$604,012	$576,979
Valuation allowance	(576,998)	(548,257)

Net deferred tax assets	$27,014	$28,722

Deferred tax liabilities:
Property, plant and equipment	$(281)	$(11,912)
Right of use asset	(17,946)	(10,482)
Acquired intangible assets	(4,113)	(4,293)

Total deferred tax liabilities	$(22,340)	$(26,687)

Net deferred tax assets (liabilities)	$4,674	$2,035

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company must consider all positive and negative evidence, including the Company’s forecasts of taxable income over the applicable carryforward periods, its current financial performance, its market environment, and other factors in evaluating the need for a full or partial valuation allowance against its net U.S. deferred tax assets. Based on the available objective evidence, management believes it is not more likely than not that the domestic net deferred tax assets will be realizable in the foreseeable future. Accordingly, the Company has provided a full valuation allowance against its domestic deferred tax assets, net of deferred tax liabilities, as of December 30, 2023 and December 31, 2022.

The Company intends to continue maintaining a full valuation allowance on its deferred tax assets until there is sufficient evidence to support the reversal of all or some portion of these allowances. However, considering the Company’s current assessment of the probability of maintaining profitability, there is a

INFINERA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

reasonable possibility that, within the next year or two, sufficient positive evidence may become available to reach a conclusion that a portion of the valuation allowance will no longer be needed. As such, the Company may release a portion of its valuation allowance against its deferred tax assets within the next 12-24 months. This release, if any, would result in the recognition of certain deferred tax assets and a decrease to income tax expense for the period such release is recorded.

The Company files tax returns in numerous jurisdictions. The results of its operations outside of the United States are consolidated for financial reporting; however, earnings from investments in non-U.S. operations are included in domestic taxable income only when actually or constructively received. No deferred taxes have been provided on the undistributed gross book-tax basis differences of its non-U.S. operations because the Company has the ability to and intend to permanently reinvest these basis differences overseas.

Beginning in 2022, the Tax Cuts and Jobs Act of 2017 eliminated the right to deduct research and development expenditures for tax purposes in the period the expenses were incurred and instead requires all U.S. and foreign research and development expenditures to be amortized over five and fifteen tax years, respectively. Due to this required capitalization of research and development expenditures, the Company has recorded a U.S. current income tax expense of $3.0 million for the year ended December 30, 2023. The U.S. current income tax provision is primarily for state taxes the Company anticipates paying as a result of statutory limitations on its ability to offset expected taxable income with net operating loss and research and development credit carry forwards. The increase in federal taxable income due to Section 174 capitalization is offset by net operating carryover balance. It is expected that Section 174 capitalization will continue to generate federal and state taxable income in future years and continue to utilize net operating loss and other available tax credits.

As of December 30, 2023, the Company had net operating loss carryforwards of approximately $456.2 million for federal income tax purposes. The Company had net operating loss carryforwards of approximately $331.7 million for state income tax purposes which will begin to expire in 2024 if unused. The Company also had foreign net operating loss carryforwards of approximately $812.3 million.

As of December 30, 2023, the Company also had R&D credit carryforwards of approximately $50.4 million for federal income tax and $57.4 million for state income tax purposes. The federal R&D tax credit will begin to expire in 2024 if unused. State R&D tax credits will carry forward indefinitely.

As of December 30, 2023, the Company also had foreign tax credit carryforwards of approximately $33.2 million for federal income tax. The foreign tax credit will begin to expire in 2024 if unused.

Infinera Canada Inc., an indirect wholly-owned subsidiary, has Scientific Research and Experimental Development Expenditures (“SRED”) credits available of $5.5 million to offset future Canadian income taxes payable as of December 30, 2023, and will begin to expire in 2024 if unused. Infinera Portugal has a SIFIDE Credit of $2.6 million to offset future Portugal’s income tax payable as of December 30, 2023, and will begin to expire in 2024 if unused.

The federal and state net operating loss carryforwards may be subject to significant limitations under Section 382 and Section 383 of the Internal Revenue Code of 1986 and similar provisions under state law. The Tax Reform Act of 1986 contains provisions that limit the federal net operating loss carryforwards that may be used in any given year in the event of special occurrences, including significant ownership changes. The Company has completed a Section 382 review and has determined that none of its operating losses will expire solely due to Section 382 limitation(s).

INFINERA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

The aggregate changes in the balance of gross unrecognized tax benefits were as follows (in thousands):

	December 30, 2023	December 31, 2022	December 25, 2021
Beginning balance	$57,849	$54,250	$57,931
Tax position related to current year
Additions	1,417	1,536	1,198
Tax positions related to prior years
Additions	20,638	7,220	7,633
Reductions	(5,578)	(4,832)	(9,569)
Lapses of statute of limitations	(155)	(325)	(2,943)

Ending balance	$74,171	$57,849	$54,250

As of December 30, 2023, the cumulative unrecognized tax benefit was $74.2 million, of which $67.6 million are related to tax credits. The $67.6 million was netted against deferred tax assets, and would have otherwise been subjected with a full valuation allowance. Of the total unrecognized tax benefit as of December 30, 2023, approximately $8.1 million, if recognized, would impact the Company’s effective tax rate. The amount of unrecognized tax benefit could be reduced upon expiration of the applicable statute of limitation. The potential reduction in unrecognized tax benefits during the next 12 months is not expected to be material.

As of December 30, 2023, December 31, 2022 and December 25, 2021, the Company had $1.5 million, $1.3 million and $2.1 million, respectively, of accrued interest and penalties related to unrecognized tax benefits, of which less than $0.8 million was included in the Company’s provision for income taxes in each of the years ended December 30, 2023, December 31, 2022 and December 25, 2021, respectively. The Company’s policy is to include interest and penalties related to unrecognized tax benefits within the Company’s provision for income taxes.

The Company files income tax returns in numerous tax jurisdictions, including the U.S., U.S. states and non-U.S. jurisdictions around the world. The statute of limitations varies by jurisdiction in which the Company operates. Because of the number of jurisdictions in which the Company files tax returns, in any given year the statute of limitations in certain jurisdictions may expire without examination.

Included in the balance of income tax liabilities, accrued interest and penalties at December 30, 2023 is an immaterial amount related to tax positions for which it is reasonably possible that the statute of limitations will expire in various jurisdictions within the next twelve months.

16. Segment Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is the Company’s Chief Executive Officer (“CEO”). The Company’s CEO reviews financial information presented on a consolidated basis, accompanied by information about revenue by geographic region for purposes of allocating resources and evaluating financial performance. The Company has one business activity as a provider of optical transport networking equipment, software and services. Accordingly, the Company is considered to be in a single reporting segment and operating unit structure.

INFINERA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Revenue by geographic region is based on the shipping address of the end-customer. For more information regarding revenue disaggregated by geography, please see Note 4, “Revenue Recognition” to the notes to consolidated financial statements, which is included in this proxy statement/prospectus.

Additionally, the following table sets forth the Company’s property, plant and equipment, net by geographic region (in thousands):

	December 30, 2023	December 31, 2022
United States	$188,684	$156,065
Other Americas	2,777	2,908
Europe, Middle East and Africa	9,973	10,285
Asia Pacific	5,563	3,671

Total property, plant and equipment, net	$206,997	$172,929

17. Employee Benefit and Pension Plans

Defined Contribution Plans

The Company has established a savings plan under Section 401(k) of the Code (the “401(k) Plan”). As allowed under Section 401(k) of the Code, the 401(k) Plan provides tax-deferred salary contributions for eligible U.S. employees. Employee contributions are limited to a maximum annual amount as set periodically by the Code. The Company made voluntary cash contributions and matched a portion of employee contributions of $3.0 million, $3.0 million and $2.8 million for 2023, 2022, and 2021, respectively. Expenses related to the 401(k) Plan were insignificant for each of the years 2023, 2022, and 2021.

The Company has an ITP pension plan covering its Swedish employees. Commitments for old-age and survivors’ pension for salaried employees in Sweden are vested through an insurance policy. Expenses related to the ITP pension plan were $2.2 million, $2.5 million and $2.8 million for 2023, 2022, and 2021, respectively.

The Company also provides defined contribution plans in certain foreign countries where required by local statute or at the Company’s discretion. The Company incurred $4.8 million, $4.9 million, and $6.2 million in expense related to post-retirement costs for 2023, 2022, and 2021, respectively.

Pension Plans

Pension and Post-Retirement Benefit Plans

The Company has a number of post-employment plans in Germany, as well as a number of smaller post-employment plans in other countries, including both defined contribution and defined benefit plans. The defined benefit plans expose the Company to actuarial risks such as, investment risk, interest rate risk, life expectancy risk and salary risk. The characteristics of the defined benefit plans and the risks associated with them vary depending on legal, fiscal, and economic requirements.

INFINERA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Obligations and Funded Status

The following table sets forth the changes in benefits obligations and the fair value of plan assets of the Company’s benefit plans (in thousands):

	December 30, 2023	December 31, 2022
Benefit obligation at beginning of year	$76,172	$115,771
Service cost	163	300
Interest cost	3,103	1,249
Benefits paid	(4,700)	(3,382)
Actuarial loss (gain)	7,156	(30,779)
Employee contributions	18	54
Foreign currency exchange rate changes	3,245	(7,041)

Benefit obligation at end of year(1)	$85,157	$76,172

Fair value of plan assets at beginning of year	$66,455	$81,615
Actual (loss) return on plan assets	7,793	(5,305)
Payments	(767)	(5,316)
Employee contributions	124	153
Employer contributions	78	—
Foreign currency exchange rate changes	2,894	(4,692)

Fair value of plan assets at end of year	$76,577	$66,455

Net liability recognized	$8,580	$9,717

(1)	The Company’s accumulated benefit obligation was $84.7 million and $76.1 million at December 30, 2023 and December 31, 2022, respectively.

The net liability is included in the line item other long-term liabilities in the Company’s consolidated balance sheets.

The following table presents net amounts of non-current assets and current and non-current liabilities for the Company’s pension and other post-retirement benefit plans recognized on its consolidated balance sheet (in thousands):

	December 30, 2023	December 31, 2022
Other non-current assets	$76,577	$66,455
Other long-term liabilities	(85,157)	(76,172)

Net liability recognized	$(8,580)	$(9,717)

INFINERA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Components of Net Periodic Benefit Cost

Net periodic benefit cost for the Company’s pension and other post-retirement benefit plans consisted of the following (in thousands):

	Years ended
	December 30, 2023	December 31, 2022	December 25, 2021
Service cost	$163	$300	$351
Interest cost	3,103	1,249	1,265
Expected return on plan assets	(2,639)	(2,936)	(2,895)
Amortization of net actuarial (gain) loss	(413)	326	3,383

Total net periodic (benefit) cost	$214	$(1,061)	$2,104

Actuarial gains and losses are amortized using a corridor approach. The gain/loss corridor is equal to 10 percent of the greater of the pension benefit obligation and the market-related value of assets. Gains and losses in excess of the corridor are generally amortized over the average future working lifetime of the pension plan participants. The service cost component is included in operating expenses in the Company’s consolidated statements of operations. All other components are included in Other income (expense), net in the Company’s consolidated statements of operations.

The following table sets forth the changes in accumulated other comprehensive income (loss) for the Company’s benefit plans (pre-tax) (in thousands):

	December 30, 2023	December 31, 2022
Beginning balance	$27,161	$4,297
Net actuarial (gain) loss arising in current year	(2,002)	22,538
Amortization of net actuarial (gain) loss(1)	(413)	326

Ending balance	$24,746	$27,161

(1)

The actuarial gain for the fiscal year ended December 30, 2023 is primarily due to the change in the discount rate. Amounts recorded in accumulated other comprehensive income (loss) expected to be amortized as a part of net periodic pension cost during 2024 is $0.6 million (pre-tax).

Assumptions

Certain actuarial assumptions used in computing the benefit obligations for the major plans are as follows:

	December 30, 2023	December 31, 2022
Discount rate	3.51%	4.17%
Salary growth rate	2.50%	2.50%
Pension growth rate	2.25%	2.25%
Expected long-term rate of return on plan assets	3.93%	3.93%

Investment Policy

The financial position of the Company’s funded status is the difference between the fair value of plan assets and projected benefit obligations. Volatility in funded status occurs when asset values change

INFINERA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

differently from liability values and can result in fluctuations in costs in financial reporting. The Company’s investment policies and strategies are designed to increase the rate of assets to plan liabilities at an appropriate level of funded status volatility. Asset allocation decisions are recommended by the trustees for the specific plan and agreed to by the Company’s management. Investment objectives are designed to generate returns that will enable the plan to meet its future obligations. The Company’s management reviews the investment strategy and performance semi-annually and discuss alternatives to manage volatility.

Basis for Expected Long-Term Rate of Return on Plan Assets

The expected long-term rate of return on plan assets reflects the expected returns for each major asset class in which the plan invests and the weight of each asset class in the target mix. Expected asset returns reflect the current yield on government bonds, risk premiums for each asset class and expected real returns which considers each country’s specific inflation outlook. The expected return is set using a low to medium risk profile and to meet the market expectations over a longer period of time to meet the obligations in the future.

Fair Value of Plan Assets

The following tables present the fair value of plan assets for pension and other benefit plans by major asset category (in thousands):

	As of December 30, 2023			December 31, 2022
	Fair Value Measured Using			Fair Value Measured Using
	Level 1	Level 2	Total	Level 1	Level 2	Total
Cash	$677	$—	$677	$1,160	$—	$1,160
Equity fund	—	51,226	51,226	—	41,492	41,492
Insurance contracts	—	24,674	24,674	—	23,803	23,803

Total plan assets at fair value	$677	$75,900	$76,577	$1,160	$65,295	$66,455

Valuation Techniques

The following describes the valuation techniques used to measure the fair value of the assets shown in the table above. Equity funds are invested in traded securities and are recorded at market value as of the balance sheet date. Insurance contracts are recorded at cash surrender value of the policies. Mixed fund and pension fund are valued at the amounts as provided by the insurance companies who manage the funds and represent fair market value at the date of the balance sheet.

Transfers Between Levels

Any transfers between levels in the fair value hierarchy are recognized as of the end of the reporting period. No material transfers between levels occurred during the fiscal year ended December 30, 2023.

Future Contributions

In 2024, the Company does not expect to make additional contributions to the plan.

INFINERA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Cash Flows

Estimated future benefit payments under the Company’s pension plans as of December 30, 2023 are as follows (in thousands):

2024	$6,176
2025	3,925
2026	4,285
2027	4,213
2028	4,494
2029 to 2033	23,688

Annex A

AGREEMENT AND PLAN OF MERGER

by and among

NOKIA CORPORATION,

NEPTUNE OF AMERICA CORPORATION

and

INFINERA CORPORATION

Dated as of June 27, 2024

Exhibits and Schedules

Exhibit A	Surviving Corporation Certificate of Incorporation
Exhibit B	Surviving Corporation Bylaws
Schedule 7.1(c)	Antitrust Laws Regulatory Approval
Schedule 7.1(d)	Foreign Investment Laws Regulatory Approvals

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of June 27, 2024, by and among Nokia Corporation, a company incorporated under the laws of the Republic of Finland (“Parent”), Neptune of America Corporation, a Delaware corporation and a wholly owned subsidiary, directly or indirectly, of Parent (“Merger Sub”), and Infinera Corporation, a Delaware corporation (the “Company”). Each of Parent, Merger Sub and the Company are sometimes referred to as a “Party” and collectively the “Parties.” All capitalized terms that are used in this Agreement have the respective meanings given to them in this Agreement.

RECITALS

A. The Company Board has (i) unanimously determined that it is advisable and in the best interests of the Company and the Company Stockholders to enter into this Agreement and the transactions contemplated hereby, including the merger of Merger Sub with and into the Company (the “Merger”), with the Company being the surviving corporation in the Merger, in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) upon the terms and subject to the conditions set forth herein; (ii) approved the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations hereunder, and the consummation of the Merger upon the terms and subject to the conditions set forth herein; (iii) resolved to recommend that the Company Stockholders adopt this Agreement in accordance with the DGCL; and (iv) directed that the adoption of this Agreement be submitted to a vote of the Company Stockholders.

B. Each of the board of directors of Parent and Merger Sub has (i) approved and declared it advisable to enter into this Agreement and the transactions contemplated hereby, including the Merger; (ii) approved the execution and delivery of this Agreement, the performance of their respective covenants and other obligations hereunder, and the consummation of the Merger upon the terms and subject to the conditions set forth herein; (iii) in the case of Merger Sub, directed that the adoption of this Agreement be submitted to a vote of Parent in its capacity as Merger Sub’s sole stockholder; and (iv) in the case of Merger Sub, recommended that Parent vote in favor of the adoption of this Agreement and the approval of the Merger in accordance with the DGCL.

C. Parent, Merger Sub, and the Company desire to (i) make certain representations, warranties, covenants, and agreements in connection with this Agreement and the Merger; and (ii) prescribe certain conditions with respect to the consummation of the Merger.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants, and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, Parent, Merger Sub and the Company agree as follows:

ARTICLE I

DEFINITIONS  & INTERPRETATIONS

1.1 Certain Definitions. For all purposes of and pursuant to this Agreement, the following capitalized terms have the following respective meanings:

(a) “Acceptable Confidentiality Agreement” means an agreement with the Company that is either (i) in effect as of the execution and delivery of this Agreement or (ii) executed, delivered and effective after the execution and delivery of this Agreement, in either case of (i) or (ii), containing provisions that require any counterparty thereto (and any representatives named therein) that receives non-public information of, or with respect to, the Company to keep such information confidential; provided, however, that, in the case of clause (ii), the provisions contained therein are not less restrictive in any material respect to such counterparty than those contained in the Confidentiality Agreement, it being understood that any such agreement need not include any “standstill” or similar restriction.

(b) “Acquisition Inquiry” means a request for information or for a discussion for the apparent purpose of evaluating the making of an Acquisition Proposal (other than an expression of intent or request for information or for a discussion made or submitted by Parent or any of its Subsidiaries).

(c) “Acquisition Proposal” means any offer, proposal or indication of interest (other than an offer, proposal or indication of interest by Parent or Merger Sub or any of their respective Affiliates or Representatives) to engage in an Acquisition Transaction.

(d) “Acquisition Transaction” means any transaction or series of related transactions (other than the Merger) involving:

(i) any direct or indirect purchase or other acquisition by any Person or Group (other than Parent or Merger Sub or any of their Affiliates, or any Group that includes Parent or Merger Sub or any of their Affiliates), whether from the Company or any other Person(s), of shares of Company Capital Stock or securities convertible into, or exchangeable for, Company Capital Stock or any other securities of the Company, in each case, representing more than twenty percent (20%) of the outstanding Company Capital Stock or voting power of the Company after giving effect to the consummation of such purchase or other acquisition, including pursuant to a tender offer or exchange offer by any Person or Group that, if consummated in accordance with its terms, would result in such Person or Group beneficially owning more than twenty percent (20%) of the outstanding Company Capital Stock or voting power of the Company or securities convertible into, or exchangeable for, more than twenty percent (20%) of the outstanding Company Capital Stock or voting power of the Company after giving effect to the consummation of such tender or exchange offer;

(ii) any direct or indirect purchase or other acquisition by any Person or Group (other than Parent or Merger Sub or any of their Affiliates, or any Group that includes Parent or Merger Sub or any of their Affiliates), of more than twenty percent (20%) of the consolidated assets of the Company and its Subsidiaries taken as a whole (measured by the fair market value thereof as of the date of such purchase or acquisition); or

(iii) any merger, consolidation, business combination, joint venture, partnership, share exchange, recapitalization, reorganization, liquidation, dissolution or other transaction involving the Company or any of its Subsidiaries whose business accounts for more than twenty percent (20%) of the revenue or consolidated assets of the Company and its Subsidiaries, taken as a whole, pursuant to which any Person or Group or equityholders of any such Person or Group (other than Parent or Merger Sub or any of their Affiliates, or any Group that includes Parent or Merger Sub or any of their Affiliates, or the equityholders of the Company prior to the consummation of such transaction), would hold shares of Company Capital Stock representing more than twenty percent (20%) of the outstanding Company Capital Stock or voting power of the Company or securities convertible into, or exchangeable for, more than twenty percent (20%) of the outstanding Company Capital Stock or voting power of the Company (or the surviving corporation) after giving effect to the consummation of such transaction.

(e) “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person. For purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of that Person, whether through the ownership of voting securities or partnership or other ownership interests, by Contract or otherwise.

(f) “Antitrust Laws” means the Sherman Antitrust Act, the Clayton Antitrust Act, the HSR Act, the Federal Trade Commission Act and all other Laws, in any jurisdiction, whether domestic or foreign, in each case that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that is applicable to the Transaction.

(g) “Audited Company Balance Sheet” means the consolidated balance sheet (and the notes thereto) of the Company and its consolidated Subsidiaries as of December 30, 2023 set forth in the Company’s Form 10-K filed by the Company with the SEC on May 17, 2024.

(h) “Business Day” means any day other than (x) Saturday or Sunday or (y) any other day on which commercial banks are authorized or required by Law to be closed in New York, New York or Helsinki, Finland.

(i) “Capped Calls” means the capped call transactions evidenced by the Capped Call Documentation.

(j) “Capped Call Documentation” means the letter agreements related to call options on the Company Common Stock relating to the 2024 Notes, entered into by the Company with each of Morgan Stanley & Co. LLC, Bank of America, N.A., Deutsche Bank AG, London Branch and Goldman Sachs & Co. LLC, in connection with the offering of the 2024 Notes, as amended, restated, supplemented, or otherwise modified on or prior to the date of the Agreement.

(k) “Capped Calls Expiration Date” means, the earlier of (i) the earliest Expiration Date (as defined in the Capped Call Documentation), or (ii) December 20, 2024.

(l) “CARES Act” shall mean the Coronavirus Aid, Relief, and Economic Security Act (H.R. 748) and any similar or successor legislation in any applicable jurisdiction, and any subsequent legislation, regulation, memorandum or executive order relating to COVID-19, including the Health and Economic Recovery Omnibus Emergency Solutions Act and the Health, Economic Assistance, Liability, and Schools Act and including the Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, dated August 8, 2020.

(m) “CFIUS” means the Committee on Foreign Investment in the United States and each member agency thereof acting in such capacity.

(n) “CFIUS Approval” means (a) CFIUS has concluded that the Transaction is not a “covered transaction” and not subject to review under the DPA, (b) CFIUS has issued a written notice that it has completed a review or investigation of the notification voluntarily provided pursuant to the DPA with respect to the Transaction, and has concluded all action under the DPA without imposing a Burdensome Condition or (c) if CFIUS has sent a report to the President of the United States requesting the President’s decision and (i) the President has announced a decision not to take any action to suspend or prohibit the Transaction or (ii) having received a report from CFIUS requesting the President’s decision, the President has not taken any action after fifteen (15) days from the earlier of the date the President received such report from CFIUS or the end of the investigation period.

(o) “CFIUS Notice” means a voluntary notice with respect to the Transaction submitted to CFIUS pursuant to 31 C.F.R. § 800.501.

(p) “CFIUS Turndown” shall be deemed to have occurred if (a) CFIUS has informed the Parties in writing, after reasonable best efforts by the Parties to negotiate with CFIUS to receive CFIUS Approval, that it has unresolved national security concerns with respect to the Transaction and that it intends to send or has sent a report to the President of the United States recommending that the President of the United States act to suspend or prohibit the Transaction or (b) if after the Parties use reasonable best efforts to negotiate with CFIUS in good faith, CFIUS has informed the Parties it will impose a Burdensome Condition as a condition of CFIUS Approval.

(q) “Code” means the Internal Revenue Code of 1986.

(r) “Company Board” means the Board of Directors of the Company.

(s) “Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

(t) “Company Common Stock” means the common stock, par value $0.001 per share, of the Company.

(u) “Company Equity Plans” means the Company’s Amended and Restated 2016 Equity Incentive Plan and the Company’s 2019 Inducement Equity Incentive Plan, in each case, as may be amended or restated from time to time and, in each case, the outstanding award agreements thereunder.

(v) “Company ESPP” mean the Company’s Amended and Restated 2007 Employee Stock Purchase Plan.

(w) “Company Intellectual Property” means any Intellectual Property that is owned or purported to be owned by the Company or any of its Subsidiaries.

(x) “Company Loan Agreement” means the Loan, Guaranty and Security Agreement, dated as of June 24, 2022 (as amended by the First Amendment to Loan, Guaranty and Security Agreement dated August 2, 2022, the Second Amendment to Loan, Guaranty and Security Agreement dated May 16, 2023, the Third Amendment to Loan, Guaranty and Security Agreement dated June 27, 2024, and as otherwise amended, restated, supplemented, modified, substituted or replaced from time to time as permitted by this Agreement) among the Company, the other obligors party thereto, the lenders party thereto, Bank of America, N.A., as agent, sole bookrunner and, together with Citibank, N.A., as joint lead arranger, and all collateral, pledge, security and other agreements and documents related thereto.

(y) “Company Material Adverse Effect” means any change, event, effect, development, occurrence, fact, condition or circumstance (each, an “Effect”) that, individually or in the aggregate, (x) has had or would reasonably be expected to have a material adverse effect on the business, operations, financial condition, properties, assets or results of operations of the Company and its Subsidiaries, taken as a whole, or (y) prevents or materially impairs or delays beyond the Termination Date, or would reasonably be expected to prevent or delay beyond the Termination Date, the consummation by the Company of the Transaction or have a material adverse effect on the ability of the Company to consummate the Transaction; provided that in the case of clause (x) none of the following, and no Effects arising out of or resulting from the following (in each case, by themselves or when aggregated), will be deemed to be or constitute a Company Material Adverse Effect or will be taken into account when determining whether there has been or would reasonably be expected to occur a Company Material Adverse Effect:

(i) changes in general economic conditions anywhere in the world, or changes in conditions in the global, domestic, international or regional economy generally;

(ii) changes in conditions in the financial markets, credit markets or capital markets anywhere in the world, including (A) changes in interest rates or the Company’s credit rating; (B) changes in exchange rates for the currencies of any country; or (C) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market;

(iii) changes in conditions that are generally applicable in the industries in which the Company and its Subsidiaries conduct business (including the development, continuation or worsening of supply chain disruptions or increases in raw material prices);

(iv) changes in regulatory, legislative or political conditions anywhere in the world (including anti-dumping actions, international tariffs, sanctions, trade policies or disputes or any “trade war” or similar actions), civil unrest, protests and public demonstrations, any government responses thereto (e.g., curfews) and any escalation or worsening thereof);

(v) any geopolitical conditions, outbreak of hostilities, acts of war (whether or not declared), sabotage, cyber-attack, cyberterrorism, terrorism or military actions (including any escalation or general worsening of any such hostilities, acts of war, sabotage, cyber-attack, cyberterrorism, terrorism or military actions) anywhere in the world;

(vi) earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other similar force majeure events anywhere in the world (or escalation or worsening of any such events or occurrences, including, in each case, the response of Governmental Authorities);

(vii) any epidemic, pandemic or disease outbreak (including the COVID-19 pandemic), or any Law, mandate, directive, pronouncement or guideline issued by a Governmental Authority, the Centers for Disease Control and Prevention or the World Health Organization providing for business closures, “sheltering-in-place,” curfews or other similar restrictions in connection with or in response to an epidemic, pandemic or disease outbreak (including the COVID-19 pandemic) or any change in such Law, mandate, directive, pronouncement or guideline or any material worsening of such conditions;

(viii) inflation or any changes in the rate of increase or decrease of inflation;

(ix) the negotiation, execution, delivery or performance of this Agreement, the pendency or consummation of the Merger, or any Effect directly resulting from the announcement of this Agreement, including the impact thereof on the relationships, contractual or otherwise, of the Company and its Subsidiaries with customers, suppliers, lenders, lessors, employees, regulators, Governmental Authorities, vendors or any other business partners; provided, however, that this clause (ix) shall be inapplicable with respect to any representation or warranty explicitly intended to address the consequences of the execution, delivery or performance of this Agreement or the consummation of the Transaction;

(x) the compliance by any Party with the terms of this Agreement, including any action taken or refrained from being taken as required pursuant to or in accordance with this Agreement;

(xi) any action taken or refrained from being taken, in each case to which Parent has expressly approved, consented to or requested in writing following the date of this Agreement, and any failure to take any action resulting from Parent’s failure to grant any approval or consent requested by the Company to take any action restricted or prohibited by this Agreement;

(xii) changes in GAAP or other accounting standards or changes in, or changes proposed by a federal or state legislative body to, any applicable Laws (or the enforcement or interpretation of any of the foregoing), including the adoption, implementation, repeal, modification, reinterpretation or proposal thereof, or any action taken for the purpose of complying with GAAP or any applicable Law;

(xiii) changes in the price or trading volume of the Company Common Stock, in and of itself (it being understood that the underlying cause of such change may be taken into consideration when determining whether a Company Material Adverse Effect has occurred, unless such change would otherwise be excepted from this definition by another exception herein);

(xiv) any failure by the Company and its Subsidiaries to meet (A) any public estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period; or (B) any internal budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the underlying cause of any such failure may be taken into consideration when determining whether a Company Material Adverse Effect has occurred, unless such failure would otherwise be excepted from this definition by another exception herein);

(xv) the availability or cost of equity, debt or other financing to Parent, Merger Sub or their respective Affiliates;

(xvi) any Transaction Litigation, including any demand or Legal Proceeding for appraisal of the fair value of any shares of Company Common Stock; provided, however, that this clause (xvi) shall be inapplicable with respect to any representation or warranty explicitly intended to address the consequences of the execution, delivery or performance of this Agreement or the consummation of the Transaction;

(xvii) the identity of, or any facts relating to, Parent, Merger Sub, or the respective Affiliates of the foregoing, or the respective plans or intentions of the foregoing, with respect to the Company or its business; or

(xviii) any breach by Parent or Merger Sub of this Agreement;

except, in case of each of clauses (i), (ii), (iii), (iv), (v), (vi), (vii), and (xii), to the extent that such Effect has had or would reasonably be expected to have a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to other similarly situated companies operating in the industries in which the Company and its Subsidiaries conduct business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Company Material Adverse Effect has or would reasonably be expected to have occurred.

(z) “Company Preferred Stock” means the preferred stock, par value $0.001 per share, of the Company.

(aa) “Company PSUs” means restricted stock units of the Company (including “Performance Shares” within the meaning of the Company Equity Plans) granted pursuant to the Company Equity Plans and that were granted with vesting conditioned in whole or in part on the satisfaction of performance criteria (whether in addition to continued employment or other service or otherwise).

(bb) “Company Registered Intellectual Property” means all of the Registered Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.

(cc) “Company RSUs” means restricted stock units of the Company granted pursuant to the Company Equity Plans and that were granted without vesting conditioned in any part on the satisfaction of performance criteria other than continued employment or other service.

(dd) “Company Stockholders” means the holders of shares of Company Capital Stock.

(ee) “Company Termination Fee” means an amount equal to $65,000,000.

(ff) “Continuing Employees” means each individual who is an employee of the Company or any of its Subsidiaries immediately prior to the Effective Time and continues to be an employee of Parent or one of its Subsidiaries (including the Surviving Corporation) immediately following the Effective Time.

(gg) “Contract” means any binding (whether written or oral) contract, subcontract, note, bond, mortgage, indenture, lease, license, sublicense, or other binding agreement.

(hh) “Controlled Group Liability” means any and all liabilities (i) under any Multiemployer Plan, (ii) under Title IV of ERISA, (iii) under Section 302 of ERISA or Sections 412 and 4971 of the Code, and (iv) under corresponding or similar provisions of any foreign Law related to defined benefit pension plan funding requirements.

(ii) “Convertible Notes” means the 2024 Notes, 2027 Notes, and 2028 Notes.

(jj) “Convertible Notes Indentures” means the 2027 Notes Indenture and the 2028 Notes Indenture.

(kk) “COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associate epidemics, pandemic, or disease outbreaks.

(ll) “Customs & Trade Laws” means all applicable export, import, customs and trade, and anti-boycott Laws or programs administered, enacted or enforced by any Governmental Authority, including: (a) the U.S. Export Administration Regulations, the U.S. International Traffic in Arms Regulations, and the import Laws and regulations administered by U.S. Customs and Border Protection; (b) the anti-boycott Laws and regulations administered by the U.S. Departments of Commerce and Treasury; and (c) any other similar export, import, anti-boycott, or other trade Laws or programs in any relevant jurisdiction to the extent they are applicable to the Company or any of its Subsidiaries.

(mm) “Data” means any and all data that does not constitute Personal Information and is generated, collected, used, held for use, stored and/or otherwise retained by the Company or any of its Subsidiaries, including in connection with any of its products or services.

(nn) “DCSA” means the Defense Counterintelligence and Security Agency of the United States Department of Defense, or any successor thereto.

(oo) “DCSA Approval” means (a) receipt by the Parties of written acknowledgement (including by email) from DCSA that it has accepted a foreign ownership, control or influence mitigation plan (“FOCI Mitigation Plan”) proposed by Parent, or (b) the entry into a written commitment notice or commitment letter executed by the Parties and acknowledged by DCSA to mitigate the foreign ownership, control or influence over the Company arising as a result of the transactions contemplated by this Agreement.

(pp) “DCSA Notice” means notification to DCSA and any other Cognizant Security Agency (as such term is defined in the NISPOM) of the transactions contemplated by this Agreement pursuant to the NISPOM and any other applicable U.S. national or industrial security regulations.

(qq) “Deposit Agreement” means that certain Amended and Restated Deposit Agreement dated as of March 28, 2000 by and among Parent, the Depositary Bank and all holders and beneficial owners from time to time of Parent ADSs evidenced by American Depositary Receipts issued and outstanding thereunder, as amended by Amendment No. 1 thereto, pursuant to which the Parent ADSs to be issued as Share Consideration and Mixed Consideration will be issued.

(rr) “Depositary Bank” means Citibank, N.A., as depositary under the Deposit Agreement.

(ss) “DOJ” means the United States Department of Justice.

(tt) “DPA” means section 721 to the Defense Production Act of 1950 and corresponding regulations.

(uu) “Employee Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA, whether or not subject to ERISA) and each other bonus, stock option, stock purchase or other equity or equity-based, incentive compensation, commission, profit sharing, savings, retirement, supplemental retirement, disability, vacation, deferred compensation, employee assistance, wellness, legal services, fringe benefit plan, flexible spending or reimbursement account or agreement, severance, employment or other service termination, retention, change of control compensation, and other similar plan, agreement (including individual agreements) or arrangement, whether or not in writing and whether or not funded, in each case, that is sponsored, maintained or contributed to by the Company or any Subsidiary (or to which the Company or a Subsidiary is a party) with or for the benefit of any current or former employee, director, consultant or independent contractor (or their respective beneficiaries) of the Company or any of its Subsidiaries and with respect to which the Company or any of its Subsidiaries has or would reasonably be expected to have any actual or contingent liability, other than any such plan or arrangement to which the Company or any Subsidiary contributes (or has an obligation to contribute) pursuant to applicable Law and that is sponsored or maintained by any Governmental Authority.

(vv) “Environmental Law” means any applicable Law in effect on or prior to the Closing Date relating to the protection of the environment (including ambient air, surface water, groundwater or land) or pollution, including Laws relating to: (i) the exposure to, or releases or threatened releases of, Hazardous Substances; (ii) the generation, manufacture, processing, distribution, use, treatment, containment, disposal, storage, transport or handling of Hazardous Substances; or (iii) recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Substances.

(ww) “Environmental Permits” means any licenses, permits, authorizations, registrations or other approvals under Environmental Laws.

(xx) “ERISA” means the Employee Retirement Income Security Act of 1974.

(yy) “ERISA Affiliate” of any entity means each Person that at any relevant time would be treated as a single employer with such entity for purposes of Section 4001(b)(1) of ERISA or Section 414(b), (c), (m) or (o) of the Code.

(zz) “Exchange Act” means the Securities Exchange Act of 1934.

(aaa) ”Executive Group” means the Company’s Chief Executive Officer, any executive officer, and individual (including Senior Vice Presidents) reporting directly to the Chief Executive Officer.

(bbb) “FDI Turndown” shall be deemed to have occurred if (a) a relevant Governmental Authority has informed the Parties orally or in writing that is has unresolvable concerns with respect to the Transaction under a Foreign Investment Law and that it intends to suspend or prohibit the Transaction or (b) if after the Parties use reasonable best efforts to negotiate with a relevant Governmental Authority in good faith, that Governmental Authority has informed the Parties it will impose a Burdensome Condition as a condition of approval under that respective Foreign Investment Law (or otherwise impose any requirement, term or condition to which the Parent would not be required to agree pursuant to Section 6.2), in each case other than a CFIUS Turndown.

(ccc) “Foreign Investment Laws” means any applicable Law, including any state, national or multi-jurisdictional Law, that is designed or intended to prohibit, restrict or regulate actions to acquire interests in or control over domestic equities, securities, entities, assets, land or interests, in each case on national interest, public order or security, or national security or similar grounds, including the DPA, in any case that is applicable to the Transaction, but excluding, for the avoidance of doubt, Laws administered by the DCSA.

(ddd) “FTC” means the United States Federal Trade Commission.

(eee) “GAAP” means generally accepted accounting principles in the United States, as in effect on the date or for the period with respect to which such principles are applied.

(fff) “Government Contract” means any Contract between the Company, on one hand, and a Governmental Authority, on the other, or entered into by the Company as a subcontractor at any tier in connection with a Contract between another Person and a Governmental Authority. A task order, purchase order or delivery order issued pursuant to a Government Contract shall be considered a part of the Government Contract to which it relates.

(ggg) “Government Shutdown” means any shutdown resulting from the lack of Congressional budget appropriations, after the date of this Agreement, of certain United States federal government services provided by the FTC, DOJ, CFIUS or the DCSA to review the Transaction under the HSR Act.

(hhh) “Governmental Authority” means any government, political subdivision, governmental, administrative, self-regulatory or regulatory entity or body, department, commission, board, agency or instrumentality, or other legislative, executive or judicial governmental entity, and any court, tribunal, judicial or arbitral body, in each case whether federal, national, state, county, municipal, provincial, local, foreign or multinational.

(iii) “Governmental Authorization” means any authorizations, approvals, licenses, franchises, clearances, permits, certificates, waivers, consents, exemptions, variances, expirations and terminations of any waiting period requirements issued by or obtained from, and any notices, filings, registrations, qualifications, declarations and designations with, a Governmental Authority.

(jjj) “Group” has the meaning as used in Section 13 of the Exchange Act.

(kkk) “Hazardous Substance” means any (i) material, substance or waste that (A) is listed, defined or regulated as “hazardous” or “toxic,” or as a “pollutant” or “contaminant” (or words of similar meaning and regulatory effect) under Environmental Laws or (B) can form the basis of any liability under any Environmental Law; and (ii) petroleum, petroleum products, per- and polyfluoroalkyl substances (including PFAs, PFOA, PFOS, Gen X, and PFBs), polychlorinated biphenyls (PCBs), asbestos and asbestos-containing materials, radon, and toxic mold or fungi.

(lll) “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

(mmm) “IFRS” means the International Financial Reporting Standards as issued by the International Accounting Standard Board.

(nnn) “Indebtedness” means, with respect to any Person, without duplication, all obligations or undertakings by such Person (a) for borrowed money (including deposits or advances of any kind to such Person); (b) evidenced by bonds, debentures, notes or similar instruments; (c) for capitalized leases or to pay the deferred and unpaid purchase price of property or equipment; (d) pursuant to securitization or factoring programs or arrangements; (e) net cash payment obligations of such Person under swaps, options, derivatives and other hedging contracts or arrangements that will be payable upon termination thereof (assuming termination on the date of determination); (f) letters of credit (to the extent drawn), bank guarantees (to the extent drawn) and other similar contracts or arrangements entered into by or on behalf of such Person; (g) with respect to deferred purchase price of property (tangible or intangible), goods or services, including any earn-outs or purchase price adjustments relating to acquisitions (other than trade payables or accruals in the ordinary course of business); or (h) guarantee of any of the obligations or undertakings described in the foregoing clauses (a) through (g) of any other Person.

(ooo) “Intellectual Property” means any and all intellectual property rights throughout the world, including such rights in or otherwise associated with any of the following: (i) all United States and foreign patents and patent applications, including any provisionals, continuations, divisions, continuations-in-part, reexaminations, extensions, renewals, reissues and foreign counterparts of or for any of the foregoing (“Patents”); (ii) all copyrights, copyright registrations and applications therefor, mask work rights and registrations for mask work rights, and any other works of authorship or rights thereto throughout the world (“Copyrights”); (iii) trademarks, service marks, trade dress and similar designation of origin and rights therein, together with all of the goodwill associated with any of the foregoing, and registrations and applications for registration thereof (“Marks”); (iv) internet domain names; (v) trade secret rights and analogous rights in know-how and other proprietary or confidential information processes, formulae, designs, models and methodologies (“Trade Secrets”); and (vi) rights in databases and data collections, in each case of clauses (i) through (vi) above to the extent protectable by applicable Law.

(ppp) “Intervening Event” means any Effect occurring following the date of this Agreement that is material and that (i) was not known to, or reasonably foreseeable by, the Company Board on the date of this Agreement (or if known or reasonably foreseeable to the Company Board, the consequences of which were not known or reasonably foreseeable by the Company Board as of the date of this Agreement), which Effect becomes known to, or reasonably foreseeable by, the Company Board prior to the Requisite Stockholder Approval and (ii) does not relate to any Acquisition Proposal; provided, that in no event shall the following constitute or be taken into account in determining the existence of an Intervening Event: (A) the Company meeting, failing to meet or exceeding any internal or published revenue or earnings forecasts or projections for any period, or (B) changes in the market price or trading volume of Company Common Stock; provided that in the case of the foregoing clauses (A) and (B), the underlying causes of such Effect may be considered and taken into account in determining whether there has been an Intervening Event.

(qqq) “IRS” means the United States Internal Revenue Service, or any successor agency thereto.

(rrr) “Knowledge” of the Company, with respect to any matter in question, means the knowledge after reasonable due inquiry, of the individuals listed on Section 1.1(qqq) of the Company Disclosure Letter. With respect to matters involving the Company Intellectual Property, Knowledge does not require the Company or any of its directors, officers or employees to have conducted or have obtained any freedom to operate opinions or any Patent, Mark or other Intellectual Property clearance or lien searches. If not conducted or obtained, no knowledge of any Patents, Marks or other Intellectual Property of any third Person that would have been revealed by such opinions or searches will be imputed to the Company or any of its directors, officers or employees.

(sss) “Law” means any federal, national, state, county, municipal, provincial, local, foreign or multinational, statute, constitution, common law, ordinance, code, decree, order, judgment, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority and any award, order or decision of an arbitrator or arbitration panel with binding and enforceable jurisdiction over the parties and subject matter of the dispute.

(ttt) “Legal Proceeding” means any claim, action, charge, lawsuit, litigation, arbitration, investigation or other similar legal proceeding brought by or pending before any Governmental Authority, arbitrator, mediator or other tribunal.

(uuu) “Material Contract” means any of the following Contracts to which the Company or any of its Subsidiaries is a party, other than any Employee Plan (except as provided in subsections (i) and (xvi) below):

(i) any “material contract” (as defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC, other than those agreements and arrangements described in Item 601(b)(10)(iii) of Regulation S-K) with respect to the Company and its Subsidiaries, taken as whole;

(ii) any Contract pursuant to which a top ten (10) customer (determined on the basis of the aggregate revenues recognized by the Company and its Subsidiaries over the four (4) consecutive fiscal quarters ended December 30, 2023) purchases goods or services from Company or its Subsidiaries;

(iii) any Contract pursuant to which Company or its Subsidiaries purchases goods or services from a top ten (10) vendor or supplier of goods or services (determined on the basis of the aggregate purchases made by the Company and its Subsidiaries over the four consecutive fiscal quarters ended December 30, 2023);

(iv) any Contract with a top ten (10) distributor or reseller (determined on the basis of the aggregate amounts paid by the Company and its Subsidiaries to such distributors or resellers over the four (4) consecutive fiscal quarters ended December 30, 2023);

(v) any Contract (other than a lease of real property unless it is a Real Property Lease) (A) under which the Company or any of its Subsidiaries made or received payments in excess ten million dollars ($10,000,000) over the four (4) consecutive fiscal quarters ended December 30, 2023 other than Standard Inbound Licenses and Standard Outbound Licenses or (B) containing supply commitments or take-or-pay or offtake obligations in excess of one million dollars ($1,000,000) on the part of any of the Company, its Subsidiaries or any counterparty to such Contract that will be in effect for more than twenty four (24) months following the date of this Agreement;

(vi) any Contract containing any covenant (A) expressly limiting the right of the Company or any of its Subsidiaries to engage in any line of business or compete with any Person in any line of business or geographic area, or (B) prohibiting the Company or any of its Subsidiaries from engaging in any material line of business with any Person, in the case of each of clauses (A) or (B) in a manner that is material to the business of the Company and its Subsidiaries, taken as a whole;

(vii) any Contract of the kind described in subsections (i) through (v) of this definition (A) containing a “most favored nation” provision, or (B) granting to any Person any exclusive rights or an option of first refusal, first offer or similar preferential right to purchase or acquire any goods, assets or property of the Company or any Subsidiary of the Company or, following Closing, Parent or any of its Subsidiaries;

(viii) any Contract providing for the disposition or acquisition by the Company or any of its Subsidiaries of any corporation, partnership, association or other business organization or division thereof (including by way of an acquisition of the assets or equity thereof) that is material to the Company and under which the Company or any Subsidiary of the Company has material continuing obligations, including as a result of the Company or any Subsidiary of the Company (including any of their respective predecessors) agreeing to retain liabilities and/or provide indemnification with respect to certain matters, including environmental matters, in each case, other than in the ordinary course of business;

(ix) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the incurrence of Indebtedness for borrowing of money or extension of credit, in each case in excess of five million dollars ($5,000,000) other than (A) accounts receivables and payables in the ordinary course of business; and (B) loans solely among the Company and any of its Subsidiaries;

(x) any Contract that prohibits (A) the payment of dividends or distributions in respect of the capital stock of the Company or any of its Subsidiaries; (B) the pledging of capital stock of the Company or any of its Subsidiaries; or (C) the issuance of guarantees or similar obligations by the Company or any of its Subsidiaries;

(xi) any Contract pursuant to which the Company or any of its Subsidiaries grants any right, immunity or authorization to use or otherwise exploit any Intellectual Property that is material, individually or in the aggregate, to the business of the Company and its Subsidiaries, other than Standard Outbound Licenses;

(xii) any Contract pursuant to which the Company or any of its Subsidiaries receives a license, sublicense, covenant not to sue, immunity from suit, or other right to use or register, or title in or to any Intellectual Property that is material, individually or in the aggregate, to the business of the Company and its Subsidiaries, other than Standard Inbound Licenses;

(xiii) each employment Contract to which the Company or any of its Subsidiaries is a party that relates to the employment of a member of the Executive Group;

(xiv) any Collective Bargaining Agreement;

(xv) any material Contract with any Governmental Authority;

(xvi) any Contract providing for the compromise or settlement of any material Legal Proceeding pursuant to which the Company or any of its Subsidiaries has material continuing obligations, other than Contracts providing for cash payments only that do not exceed one million dollars ($1,000,000) as to such compromise or settlement; and

(xvii) any Contract that involves a joint venture, legal partnership or similar arrangement.

(vvv) “Maximum Stock Amount” means a number of Parent Shares equal to (i) the Mixed Consideration Exchange Ratio multiplied by (ii) the aggregate number of shares of Company Capital Stock issued and outstanding as of the date that is ten (10) Business Days prior to the Closing Date (other than Company Owned Shares and Dissenting Company Shares).

(www) “Mixed Consideration Exchange Ratio” means the ratio of 0.5355 Parent Shares for each share of Company Capital Stock.

(xxx) “NASDAQ” means the National Association of Securities Dealers Automated Quotations and any successor stock exchange or inter-dealer quotation system operated by the National Association of Securities Dealers Automated Quotations or any successor thereto.

(yyy) “NISPOM” means the National Industrial Security Program Operating Manual.

(zzz) “NISPOM Rule” means 32 CFR Part 117.

(aaaa) “Open Source License” means a license that complies with the “Open Source Definition” of the Open Source Initiative (www.opensource.org), including, for example, the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), Creative Commons License.

(bbbb) “Order” means any order, judgment, judicial decision, decree (including any consent decree or similar agreed order or judgment), injunction, ruling, award, settlement, stipulation, writ or verdict, whether civil, criminal or administrative, in each case, that is entered, issued or rendered by any Governmental Authority of competent jurisdiction (whether temporary, preliminary or permanent).

(cccc) “Organizational Documents” means the certificate of incorporation, bylaws, certificate of formation, partnership agreement, limited liability company agreement and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of a Person.

(dddd) “Parent Material Adverse Effect” means any Effect that, individually or in the aggregate, prevents or materially delays, or would reasonably be expected to prevent or materially delay, the consummation by Parent or Merger Sub of the Transaction or have a material adverse effect on the ability of Parent or Merger Sub to perform their respective covenants and obligations under this Agreement or to consummate the Transaction.

(eeee) “Parent Shares” means the ordinary shares of Parent, with no nominal value and in book-entry form.

(ffff) “Parent Termination Fee” means an amount equal to $130,000,000.

(gggg) “Permitted Liens” means any of the following: (i) liens for Taxes, assessments and governmental charges or levies not yet delinquent or that are being contested in good faith and by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP; (ii) mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or other liens or security interests arising in the ordinary course of business that are not yet due or that are being contested in good faith and by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP or IFRS, as applicable; (iii) leases, subleases and licenses (other than capital leases, leases underlying sale and leaseback transactions and licenses to Intellectual Property); (iv) defects, imperfections or irregularities in title, charges, easements, covenants and rights of way (unrecorded and of record) and other similar liens (or other encumbrances of any type), and zoning, building and other similar codes or restrictions, in each case that do not adversely affect in any material respect the use or operation of the applicable property); (v) pledges or deposits to secure obligations pursuant to workers’ compensation Law or similar legislation or to secure public or statutory obligations; (vi) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (vii) any non-exclusive license to any Intellectual Property entered into in the ordinary course of business; (viii) mortgages, pledges and other liens existing pursuant to the Company Loan Agreement (and any refinancing, extension, renewal or replacement thereof permitted by this Agreement); (ix) statutory, common Law or contractual liens (or other encumbrances of any type) securing payments not yet due, including liens of landlords pursuant to the terms of any lease or liens against the interests of the landlord or owner of any leased real property unless caused by the Company or any of its Subsidiaries; (x) with respect to Owned Real Property, matters shown on the First American Title Company Policy of Title Insurance dated March 28, 2019 or the First American Title Company Commitment for Title Insurance dated June 14, 2024; (xi) zoning, building and other similar codes or restrictions that are not violated in any material respect by the current use or occupancy by the Company or any of its Subsidiaries of the real property subject thereto; (xii) liens the existence of which are disclosed in the notes to the consolidated financial statements of the Company included in the Company SEC Reports; and (xiii) any other liens that do not secure a liquidated amount, that have been suffered in the ordinary course of business, and that would not be material to the Company and its Subsidiaries, taken as a whole.

(hhhh) “Person” means any individual, corporation (including any non-profit corporation), limited liability company, joint stock company, general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, firm, Governmental Authority or other enterprise, association, organization or entity.

(iiii) “Personal Information” means any data or information that is defined as “personal data,” “personally identifiable information” or “PII” under any applicable Law or the Company’s or any of its Subsidiaries’ privacy policies, notices or contracts.

(jjjj) “Privacy Laws” means any and all applicable Laws governing data privacy or data protection with respect to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (both technical and physical), disposal, destruction, disclosure or transfer (including cross-border) of Personal Information, including, as applicable, (i) the California Consumer Privacy Act and the General Data Protection Regulation, Regulation 2016/679/EU (GDPR) and (ii) any and all such applicable Laws relating to breach notification in connection with Personal Information.

(kkkk) “Registered Intellectual Property” means all United States, international and foreign (i) Patents and Patent applications (including provisional applications); (ii) registered Marks and applications to register Marks (including intent-to-use applications, or other registrations or applications related to Marks); (iii) registered Copyrights and applications for Copyright registration; and (iv) internet domain names.

(llll) “Regulatory Approvals” means any Governmental Authorizations or other notice of non-action or determination not to initiate or continue, or to conclude, any investigation or other proceedings, under Antitrust Laws, Foreign Investment Laws, the NISPOM Rule or any other applicable U.S. or non-U.S. national industrial security regulations, in each case required in connection with the Merger or the other transactions contemplated by this Agreement, including the Governmental Authorization under the Antitrust Laws set forth on Schedule 7.1(c) and the Foreign Investment Laws set forth on Schedule 7.1(d).

(mmmm) “Representatives” means, with respect to any Person, such Person’s directors, officers, employees, consultants, investment bankers, attorneys, agents, advisors and other representatives.

(nnnn) “Sanctioned Jurisdiction” means, at any time, a country or territory that is itself the subject or target of applicable Sanctions (at the time of this Agreement, Iran, Cuba, Syria, North Korea, the Crimea region of Ukraine and the so-called Donetsk and Luhansk People’s Republic regions of Ukraine).

(oooo) “Sanctioned Person” means any Person: (a) designated on any applicable Sanctions-related list of sanctioned Persons maintained by any applicable Sanctions Authority; (b) any Person located, organized, or ordinarily resident in a Sanctioned Jurisdiction; or (c) any Person directly or indirectly owned or controlled by (in accordance with the relevant definitions under Sanctions) any Person or Persons described in the foregoing clauses (a) or (b).

(pppp) “Sanctions” means the applicable economic, trade or financial sanctions laws, regulations, embargoes or restrictive measures administered, enacted or enforced from time to time by any applicable Sanctions Authority.

(qqqq) “Sanctions Authority” means the United States government (including, but not limited to, the U.S. Department of the Treasury’s Office of Foreign Assets Control and the U.S. Department of State); the United Nations Security Council; the European Union and any of its member states; and the UK Government (including, but not limited to, His Majesty’s Treasury).

(rrrr) “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

(ssss) “SEC” means the United States Securities and Exchange Commission or any successor thereto.

(tttt) “Securities Act” means the Securities Act of 1933.

(uuuu) “Share Consideration Exchange Ratio” means the ratio of 1.7896 Parent Shares for each share of Company Capital Stock.

(vvvv) “Software” means any and all computer programs, including all software implementations of algorithms, models and methodologies, whether in source code (human readable format) or object code (machine readable format) or other format and including executables, libraries and other components thereof and all documentation related to the foregoing.

(wwww) “Standard Inbound Licenses” means Contracts entered into in the ordinary course of business on a non-exclusive basis: (A) for third-party Intellectual Property licensed to the Company or any of the Subsidiaries for commercially available software or services, including Open Source Licenses; (B) between the Company and its contractors, service providers or employers; (C) that are non-disclosure agreements; (D) agreements granting rights to use technology that are granted incidental to the purchase of related hardware products; and (E) containing trademark or feedback licenses, in each case solely that are incidental to the primary purpose of such Contract.

(xxxx) “Standard Outbound Licenses” means Contracts entered into in the ordinary course of business on a non-exclusive basis: (A) granting licenses to customers; (B) containing licenses to vendors and service providers for the purpose of providing the applicable services to the Company or any of its Subsidiaries; (C) that are non-disclosure agreements; and (D) containing trademark or feedback licenses, in each case solely that are incidental to the primary purpose of such Contract.

(yyyy) “Subsidiary” means, with respect to any Person, any other Person (other than a natural Person) of which securities or other ownership interests (i) having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions or (ii) representing more than fifty percent (50%) of such securities or ownership interests, in each case, are at the time directly or indirectly owned by such first Person.

(zzzz) “Superior Proposal” means any bona fide written Acquisition Proposal on terms that the Company Board (or a committee thereof) has determined in good faith (after consultation with its financial advisor and outside legal counsel and in accordance with this Agreement) would be more favorable, from a financial point of view, to the Company Stockholders (solely in their capacity as such) than the Transaction (taking into account (i) those factors and matters deemed relevant in good faith by the Company Board (or a committee thereof), which factors will include the (A) identity of the Person making the proposal; (B) likelihood of consummation of the transaction contemplated by such Acquisition Proposal; and (C) legal, financial (including the financing terms), regulatory, timing and other aspects of such Acquisition Proposal); and (ii) any binding proposal made by Parent to amend or modify the terms and conditions of this Agreement prior to the time of such determination). For purposes of the reference to an “Acquisition Proposal” in this definition, all references to “twenty percent (20%)” in the definition of “Acquisition Transaction” will be deemed to be references to “fifty and one tenth percent (50.1%).”

(aaaaa) “Tax” means any U.S. federal, state and local and non-U.S. taxes, assessments, fees, levies, customs, imposts, duties or other similar assessments or charges of any nature whatsoever (including taxes based upon or measured by gross receipts, income, capital, profits, sales, use, occupation, value added, ad valorem, transfer, franchise, inventory, capital stock, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, premium, license, recording, environmental, escheat, abandoned or unclaimed property, real or personal property and estimated taxes, alternative or add-on minimum taxes, customs duty or other taxes) imposed by any Governmental Authority, together with any interest, penalties, fines or additions to tax imposed thereon.

(bbbbb) “Tax Attributes” means net operating losses, capital losses, investment tax credit carryovers, earnings and profits, foreign tax credit carryovers, overall foreign losses, previously taxed income, separate limitation losses and any other losses, deductions, credits or other comparable items that could reduce a Tax liability for a past or future taxable period.

(ccccc) “Tax Return” means any return, declaration, report, statement, certificate, form, election, claim for refund, estimate or information return or similar filing filed or required to be filed with a Governmental Authority with respect to Taxes, including any schedule, supplement and additional or supporting material or attachment thereto, and including any amendment thereof.

(ddddd) “Transaction” means the Merger and each other transaction contemplated by this Agreement.

(eeeee) “Transaction Litigation” means any Legal Proceeding commenced or threatened in writing against a Party or any of its Subsidiaries or Affiliates (and/or their respective directors and/or officers) or otherwise relating to, involving or affecting such Party or any of its Subsidiaries or Affiliates, in each case in connection with, arising from or otherwise relating to the Transaction, other than any Legal Proceedings among the Parties related to this Agreement.

(fffff) “Treasury Regulations” means the United States Treasury Regulations promulgated under the Code.

(ggggg) “United States” and “U.S. ” means the United States of America.

(hhhhh) “WARN” means the United States Worker Adjustment and Retraining Notification Act or any similar state, local or foreign law requiring advanced notice to employees or government agencies in the event of a plant closing or mass layoff.

(iiiii) “2024 Notes” means the Company’s 2.125% convertible senior notes due September 1, 2024 issued pursuant to the 2024 Notes Indenture.

(jjjjj) “2024 Notes Indenture” means the base indenture dated September 11, 2018 by and between the Company and U.S. Bank Trust Company, National Association (as successor in interest to U.S. Bank National Association), as supplemented by the First Supplemental Indenture dated September 11, 2018 by and between the Company and U.S. Bank Trust Company, National Association (as successor in interest to U.S. Bank National Association).

(kkkkk) “2027 Notes” means the Company’s 2.50% convertible senior notes due March 1, 2027 issued pursuant to the 2027 Notes Indenture.

(lllll) “2027 Notes Indenture” means the indenture dated March 9, 2020, by and between the Company and U.S. Bank Trust Company, National Association (as successor in interest to U.S. Bank National Association).

(mmmmm) “2028 Notes” means the Company’s 3.75% convertible senior notes due August 1, 2028, issued by the Company pursuant to the 2028 Notes Indenture.

(nnnnn) “2028 Notes Indenture” means the indenture dated August 8, 2022, by and between the Company and U.S. Bank Trust Company, National Association (as successor in interest to U.S. Bank National Association).

1.2 Index of Defined Terms. The following capitalized terms have the respective meanings given to them in the respective Sections of this Agreement set forth opposite each of the capitalized terms below:

Term	Section Reference
Acceptable Confidentiality Agreement	Section 1.1(a)
Acquisition Proposal	Section 1.1(c)
Acquisition Transaction	Section 1.1(d)
Affiliate	Section 1.1(e)
Agreement	Preamble
Alternative Acquisition Agreement	Section 5.3(a)
Antitrust Laws	Section 1.1(f)
Audited Company Balance Sheet	Section 1.1(g)
Business Day	Section 1.1(h)
Cash Consideration	Section 2.7(a)(iii)(1)
Cash Election	Section 2.7(b)(ii)
Cash Election Stock	Section 2.7(b)(ii)
Certificate of Merger	Section 2.2
Certificates	Section 2.9(d)
Chosen Courts	Section 9.10
Closing	Section 2.3
Closing Date	Section 2.3
Code	Section 1.1(q)
Collective Bargaining Agreement	Section 3.19(a)
Company	Preamble
Company 401(k) Plan	Section 6.9(c)
Company Board	Section 1.1(r)
Company Board Recommendation Change	Section 5.3(c)(i)
Company Capital Stock	Section 1.1(s)
Company Common Stock	Section 1.1(t)
Company Director RSU	Section 2.8(c)
Company Equity Plans	Section 1.1(u)
Company ESPP	Section 1.1(v)
Company Intellectual Property	Section 1.1(w)
Company Loan Agreement	Section 1.1(x)
Company Material Adverse Effect	Section 1.1(y)
Company Personal Information	Section 3.16(l)
Company Preferred Stock	Section 1.1(z)
Company PSUs	Section 1.1(aa)
Company Registered Intellectual Property	Section 1.1(bb)
Company Related Parties	Section 8.3(f)(i)
Company RSUs	Section 1.1(cc)
Company Software	Section 3.16(e)
Company Stockholder Meeting	Section 6.4(a)
Company Stockholders	Section 1.1(dd)
Company Termination Fee	Section 1.1(ee)
Confidentiality Agreement	Section 9.4
Continuing Employees	Section 1.1(ff)

Term	Section Reference
Contract	Section 1.1(gg)
Controlled Group Liability	Section 1.1(ii)
Copyrights	Section 1.1(mmm)
COVID-19	Section 1.1(kk)
Customs & Trade Laws	Section 1.1(ll)
D&O Insurance	Section 6.8(c)
DGCL	Recitals
Dissenting Company Shares	Section 2.7(f)
DTC	Section 2.9(e)
DTC Payment	Section 2.9(e)
Effect	Section 1.1(y)
Effective Time	Section 2.2
Elected Share Consideration	Section 2.7(c)
Election	Section 2.7(b)(ii)
Election Deadline	Section 2.7(b)(i)
Election Form	Section 2.7(b)(i)
Electronic Delivery	Section 9.13
Employee Plan	Section 1.1(uu)
Environmental Law	Section 1.1(vv)
Environmental Permits	Section 1.1(ww)
ERISA	Section 1.1(xx)
ERISA Affiliate	Section 1.1(yy)
Excess Amount	Section 2.7(c)
Exchange Act	Section 1.1(zz)
Exchange Agent	Section 2.9(a)
Exchange Fund	Section 2.9(b)
Final Purchase Period	Section 2.8(d)
Foreign Investment Laws	Section 1.1(ccc)
Foreign Plan	Section 3.18(j)
Form F-4	Section 6.3(b)
GAAP	Section 1.1(ddd)
Governmental Authority	Section 1.1(eee)
Governmental Authorization	Section 1.1(hhh)
Group	Section 1.1(iii)
Hazardous Substance	Section 1.1(jjj)
HSR Act	Section 1.1(kkk)
Improvements	Section 3.14(c)
Indebtedness	Section 1.1(mmm)
Indemnified Person	Section 6.8(a)
Indemnified Persons	Section 6.8(a)
Intellectual Property	Section 1.1(mmm)
Intervening Event	Section 1.1(ooo)
IRS	Section 1.1(ppp)
Knowledge	Section 1.1(qqq)
Law	Section 1.1(rrr)
Legal Proceeding	Section 1.1(sss)
Mailing Date	Section 2.7(b)(i)
Marks	Section 1.1(mmm)
Material Contract	Section 1.1(ttt)
Maximum Annual Premium	Section 6.8(c)
Maximum Stock Amount	Section 1.1(uuu)

Term	Section Reference
Merger	Recitals
Merger Sub	Preamble
Mixed Consideration	Section 2.7(a)(iii)(3)
Mixed Consideration Exchange Ratio	Section 1.1(uuu)
Mixed Election	Section 2.7(b)(ii)
Mixed Election Stock	Section 2.7(b)(ii)
Multiemployer Plan	Section 3.18(b)
NASDAQ	Section 1.1(vvv)
Notice Period	Section 5.3(d)(ii)(3)
Open Source Definition	Section 1.1(aaaa)
Open Source License	Section 1.1(aaaa)
Order	Section 1.1(bbbb)
Organizational Documents	Section 1.1(cccc)
Other Required Filing	Section 6.3(c)
Owned Real Property	Section 3.14(a)
Parent ADSs	Section 2.7(a)(iii)(3)
Parent Material Adverse Effect	Section 1.1(dddd)
Parent Related Parties	Section 8.3(f)(ii)
Parent RSU	Section 2.8(a)
Parent Termination Fee	Section 1.1(ffff)
Party	Preamble
Patents	Section 1.1(mmm)
Payoff Letters	Section 6.16
Permitted Liens	Section 1.1(gggg)
Person	Section 1.1(hhhh)
Personal Information	Section 1.1(iiii)
Privacy Laws	Section 1.1(hhhh)
Proxy Statement	Section 6.3(a)
Real Property Leases	Section 3.14(b)
Registered Intellectual Property	Section 1.1(kkkk)
Representatives	Section 1.1(mmmm)
Sarbanes-Oxley Act	Section 1.1(rrrr)
SEC	Section 1.1(ssss)
Securities Act	Section 1.1(tttt)
Share Consideration	Section 2.7(a)(iii)(2)
Share Consideration Exchange Ratio	Section 1.1(ssss)
Share Election	Section 2.7(b)(ii)
Share Election Stock	Section 2.7(b)(ii)
Software	Section 1.1(tttt)
Subsidiary	Section 1.1(yyyy)
Superior Proposal	Section 1.1(zzzz)
Surviving Corporation	Section 2.1
Surviving Corporation 401(k) Plan	Section 6.9(c)
Tax	Section 1.1(aaaaa)
Tax Return	Section 1.1(ccccc)
Termination Date	Section 8.1(c)
Transaction	Section 1.1(ddddd)
Transaction Litigation	Section 1.1(eeeee)
Treasury Regulations	Section 1.1(fffff)
Uncertificated Shares	Section 2.9(d)

Term	Section Reference
United States	Section 1.1(ggggg)
VDR	Section 1.3(q)
WARN	Section 1.1(hhhhh)

1.3 Certain Interpretations.

(a) When a reference is made in this Agreement to an Article or a Section, such reference is to an Article or a Section of this Agreement unless otherwise indicated.

(b) When used herein, (i) the words “hereof,” “herein,” “hereto” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; and (ii) the words “include,” “includes” and “including” will be deemed in each case to be followed by the words “without limitation.”

(c) Unless the context otherwise requires, “neither,” “nor,” “any,” “either” and “or” are not exclusive.

(d) The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if.”

(e) The phrase “ordinary course of business” means an action taken, or omitted to be taken, in the ordinary course of business of the applicable Party and its Subsidiaries.

(f) When used in this Agreement, references to “$” or “dollars” are references to U.S. dollars. All amounts in this Agreement will be paid in dollars, and if any amounts, costs, fees or expenses incurred by any Party pursuant to this Agreement are denominated in a currency other than dollars, to the extent applicable, the dollar equivalent for such costs, fees and expenses will be determined by converting such other currency to dollars at the foreign exchange rates published by Bloomberg or, if not reported thereby, another authoritative source reasonably determined jointly by the Company and the Parent, in effect at the time that such amount, cost, fee or expense is incurred. If the resulting conversion yields a number that extends beyond two decimal points, it will be rounded to the nearest penny.

(g) The meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders. Where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning.

(h) When reference is made to any Party or party to any other agreement or document, such reference includes such Party’s or party’s successors and permitted assigns. References to any Person include the successors and permitted assigns of that Person.

(i) Unless the context otherwise requires, all references in this Agreement to the Subsidiaries of a Person will be deemed to include all direct and indirect Subsidiaries of such Person.

(j) Unless the context otherwise requires, any definition of or reference to any Law or any provision of any Law herein shall be construed as referring to such Law as from time to time amended, supplemented, or modified, including by succession of comparable successor Laws and references to the rules and regulations promulgated thereunder or pursuant thereto.

(k) A reference to any specific legislation or to any provision of any legislation includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto, except that, for purposes of any representations and warranties in this Agreement that are made as a specific date, references to any specific legislation will be deemed to refer to such legislation or provision (and all rules, regulations, statutory instruments and applicable guidance, guidelines, bulletins or policies issued or made in connection therewith by a Governmental Authority) as of such date.

(l) References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented (including by waiver or consent) from time to time in accordance with the terms hereof and thereof and all schedules and exhibits thereto.

(m) Except with respect to Parent or where otherwise expressly stated, all accounting terms used herein will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP.

(n) The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and will not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(o) The measure of a period of one month or year for purposes of this Agreement will be the date of the following month or year corresponding to the starting date. If no corresponding date exists, then the end date of such period being measured will be the next actual date of the following month or year (for example, one month following February 18 is March 18 and one month following March 31 is May 1).

(p) The Parties agree that they have been represented by legal counsel during the negotiation, execution and delivery of this Agreement and therefore waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

(q) Documents or other information or materials will be deemed to have been “made available” by the Company if such documents, information or materials have been posted to a virtual data room managed by the Company at https://wwwna2.dfsvenue.com/p/2023033721/_layouts/rrdsunprogs/documentlibrary.aspx#/docLib (the “VDR”) at 12:00 p.m. New York City Time on the date of this Agreement.

(r) Nothing contained in Article III or Article IV may be construed as a covenant under the terms of this Agreement, other than the acknowledgments and agreements set forth in Section 3.29 and Section 4.15 to the extent necessary to give full effect to the acknowledgments and agreements set forth therein.

(s) All references to time shall refer to New York City time unless otherwise specified. For purposes of this Agreement, the expiration of a Business Day shall be deemed to have occurred one (1) minute following 11:59 p.m. New York City Time on such date.

ARTICLE II

THE MERGER

2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the DGCL, at the Effective Time, (a) Merger Sub will be merged with and into the Company; (b) the separate corporate existence of Merger Sub will thereupon cease; and (c) the Company will continue as the surviving corporation of the Merger and as a wholly owned Subsidiary of Parent. The Company, as the surviving corporation of the Merger, is sometimes referred to herein as the “Surviving Corporation.”

2.2 The Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Parent, Merger Sub and the Company shall cause the Merger to be consummated pursuant to the DGCL by filing a certificate of merger in customary form and substance (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL (the time of such filing and acceptance for record by the Secretary of State of the State of Delaware, or such later time as may be agreed in writing by Parent, Merger Sub and the Company and specified in the Certificate of Merger, being referred to herein as the “Effective Time”).

2.3 The Closing. The consummation of the Merger shall take place at a closing (the “Closing”), which shall take place by exchange of documents and signatures (or their electronic counterparts) at (a) 9:00 a.m. on the second Business Day after the satisfaction or waiver (to the extent permitted hereunder) of the last to be satisfied or waived (to the extent permitted hereunder) of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions); or (b) such other time, location and date as Parent, Merger Sub and the Company mutually agree in writing. The date on which the Closing occurs is referred to as the “Closing Date.”

2.4 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger, and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all (a) of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation; and (b) debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

2.5 Certificate of Incorporation and Bylaws.

(a) Certificate of Incorporation. At the Effective Time, the certificate of incorporation of the Company shall be amended and restated in its entirety to read in the form attached as Exhibit A hereto and incorporated herein by reference, and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided by the DGCL and such certificate of incorporation.

(b) Bylaws. At the Effective Time, the bylaws of Merger Sub as in effect immediately prior to the Effective Time shall become the bylaws of the Surviving Corporation in the form attached as Exhibit B hereto and incorporated by reference, except that all references to Merger Sub shall be automatically amended and shall become references to the Surviving Corporation, until thereafter amended as provided by the DGCL, the certificate of incorporation and such bylaws.

2.6 Directors and Officers. The Parties shall take all actions reasonably necessary so that the directors of Merger Sub immediately prior to the Effective Time will be the directors of the Surviving Corporation immediately following the Effective Time, and the officers of the Company immediately prior to the Effective Time will be the officers of the Surviving Corporation immediately following the Effective Time, in each case, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal, in each case as provided in the Organizational Documents of the Surviving Corporation and by applicable Law. Prior to the Closing Date, the Company shall use reasonable best efforts to obtain resignation letters (in a form and substance reasonably satisfactory to Parent) of each individual serving as a director of the Company or member of any committee of the Company Board as of immediately prior to the Effective Time (in each case, solely in such individual’s capacity as a director of the Company and member of any committee of the Company Board), in each case with the resignation to be conditioned upon and effective as of the Closing, and shall deliver, or cause to be delivered, to Parent such resignation letters at or prior to the Closing.

2.7 Effect on Capital Stock.

(a) Capital Stock. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, or the holders of any of the following securities, the following will occur:

(i) each share of common stock, par value $0.01 per share, of Merger Sub that is issued and outstanding as of immediately prior to the Effective Time will automatically be canceled and converted into one (1) validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation (and each certificate representing ownership of such shares of common stock of Merger Sub will thereafter represent ownership of shares of common stock of the Surviving Corporation into which they were converted);

(ii) each share of Company Common Stock that is (A) held by the Company as treasury stock; (B) owned by Parent or Merger Sub; or (C) owned by any direct or indirect wholly owned Subsidiary of Parent or Merger Sub as of immediately prior to the Effective Time (collectively, the “Company Owned Shares”) will automatically be cancelled and will cease to exist without any conversion thereof or consideration paid in exchange therefor; and

(iii) each share of Company Capital Stock that is issued and outstanding as of immediately prior to the Effective Time (other than Company Owned Shares and Dissenting Company Shares) will be automatically cancelled, extinguished and converted into, subject to the election of the holder as provided in and subject to Section 2.7(b), the right to receive the following consideration, as adjusted pursuant to Section 2.7(d) and subject to Section 2.7(c) and Section 2.7(e) (each of (1), (2) and (3) a “Merger Consideration”):

(1) cash in an amount equal to $6.65, without interest thereon (the “Cash Consideration”);

(2) a number of Parent Shares equal to the Share Consideration Exchange Ratio (the “Share Consideration”); or

(3) cash in an amount equal to $4.66, without interest thereon, and a number of Parent Shares equal to the Mixed Consideration Exchange Ratio (the “Mixed Consideration”),

provided that, in each case, Parent Shares shall be delivered in the form of American Depositary Shares (the “Parent ADSs”) representing the right to one Parent Share and Parent shall take all action necessary to cause the proper issuance, settlement, and deposit of the Parent ADSs pursuant to this Agreement.

(b) Elections. Each holder of record of Company Capital Stock issued and outstanding immediately prior to the Election Deadline shall have the right, subject to the limitations set forth in this Article II, to submit an Election on or prior to the Election Deadline in accordance with the following procedures.

(i) Concurrently with the mailing of the Proxy Statement (the “Mailing Date”), the Company shall cause an election form, in such form as Parent shall specify and that is reasonably acceptable to the Company and satisfies the requirements set forth in the Finnish Companies Act (624/2006, as amended from time to time) (“Finnish Companies Act”) for the subscription of shares (the “Election Form”) (and which shall comply with Section 2.7(b)(ii)) to be mailed to record holders of Company Capital Stock as of the record date for the Company Stockholder Meeting. The Company shall make available one or more Election Forms as may reasonably be requested from time to time by all persons who become holders of Company Capital Stock during the period following the record date for the

Company Stockholders Meeting and prior to 5:00 p.m., New York City time, on the Business Day immediately prior to the Company Stockholder Meeting (the “Election Deadline”).

(ii) Each Election Form shall permit the holder (or the beneficial owner through customary documentation and instructions) of Company Capital Stock to specify: (i) the number of such holder’s Company Capital Stock with respect to which such holder elects to receive the Cash Consideration (such an election with respect to any Company Capital Stock, a “Cash Election”, and such Company Capital Stock, the “Cash Election Stock”); (ii) the number of such holder’s Company Capital Stock with respect to which such holder elects to receive the Share Consideration (such an election with respect to any Company Capital Stock, a “Share Election”, and such Company Capital Stock, the “Share Election Stock”); and (iii) the number of such holder’s Company Capital Stock with respect to which such holder elects to receive the Mixed Consideration (such an election with respect to any Company Capital Stock, a “Mixed Election”, and such Company Capital Stock, the “Mixed Election Stock”). Any Cash Election, Share Election or Mixed Election shall be referred to herein as an “Election” and each Share Election and Mixed Election shall be subject to Section 2.7(c). Any share of Company Capital Stock with respect to which the Exchange Agent has not received an effective, properly completed Election Form on or before the Election Deadline shall be deemed to be Cash Election Stock.

(iii) Any Election made pursuant to this Section 2.7(b) will have been properly made only if the Exchange Agent will have actually received a properly completed Election Form, in the case of a Share Election or a Mixed Election in respect of any Company Capital Stock represented by a Company Certificate, together with the applicable Company Certificate, by the Election Deadline. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall, in consultation with Parent and the Company, have reasonable discretion to determine whether any Election has been properly made and to disregard immaterial defects in the Election Form, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. None of Parent, the Company or the Exchange Agent will be under any obligation to notify any Person of any defect in an Election Form.

(iv) Parent and the Company shall publicly announce the anticipated Election Deadline at least three (3) Business Days prior to the anticipated Election Deadline. If the Company Stockholder Meeting is delayed to a subsequent date, the Election Deadline shall be similarly delayed to a subsequent date, and Parent and the Company shall promptly announce any such delay and, when determined, the rescheduled Election Deadline.

(v) Any Election Form may be revoked with respect to all or a portion of the Company Capital Stock subject thereto by the holder who submitted the applicable Election Form by written notice received by the Exchange Agent prior to the Election Deadline. If an Election Form is revoked, the Company Capital Stock as to which such Election previously applied shall be Cash Election Stock unless a contrary Election is subsequently submitted by the holder prior to the Election Deadline. Furthermore, if the beneficial ownership of a share of Company Capital Stock is transferred after an Election is made by the transferor and no subsequent election is properly made with respect to such share of Company Capital Stock by the transferee prior to the Election Deadline (or such transfer occurs after the Election Deadline), then such share of Company Common Stock shall be deemed to be Cash Election Stock.

(vi) Each holder of Company Capital Stock electing Share Consideration or Mixed Consideration shall be deemed to have subscribed for Parent Shares under the Finnish Companies Act by validly executing the Election Form.

(c) Proration. Notwithstanding Section 2.7(b)(ii), if the sum of (i) the product of (x) the aggregate number of Share Election Stock multiplied by (y) the Share Consideration Exchange Ratio and (ii) the product of (x) the aggregate number of Mixed Election Stock multiplied by (y) the Mixed Consideration Exchange Ratio (such sum being the “Elected Share Consideration”) is greater than the Maximum Stock Amount (the difference between the Elected Share Consideration and the Maximum Stock Amount being the “Excess Amount”), then a portion of the Share Election Stock and Mixed Election Stock (if any) of each applicable holder of Company Capital Stock will be converted into the right to receive the Cash Consideration, with such portion being equal to the product obtained by multiplying (x) the number of Share Election Stock or Mixed Election Stock, as applicable, of such holder by (y) a fraction, the numerator of which is the Excess Amount and the denominator of which is the Elected Share Consideration, with the remaining portion of such holder’s Share Election Stock or Mixed Election Stock (if any) being converted into the right to receive the Share Consideration or Mixed Consideration, as applicable.

(d) Adjustment to the Merger Consideration. The Merger Consideration will be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Company Capital Stock or Parent Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other similar change with respect to the Company Capital Stock or Parent Shares occurring on or after the date of this Agreement and prior to the Effective Time.

(e) No Fractional Shares. No certificates or scrip representing fractional shares or book-entry credit of Parent Shares shall be issued upon the conversion of shares of Company Capital Stock, no dividends or other distributions of Parent shall relate to such fractional share interests and such fractional share interests shall not entitle the owner thereof to vote or to any rights of a stockholder of Parent. Each former holder of Company Capital Stock who otherwise would have been entitled to a fraction of a Parent Share shall receive in lieu thereof cash (rounded up to the nearest cent) equal to the product obtained by multiplying (A) the fractional share interest to which such holder (after taking into account all shares of Company Capital Stock formerly held by such holder) would otherwise be entitled by (B) the Cash Consideration. The parties hereto acknowledge that payment of the cash consideration in lieu of issuing fractional shares is not separately bargained for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Parent that would otherwise be caused by the issuance of fractional shares and to comply with applicable Law.

(f) Statutory Rights of Appraisal. At the Effective Time, each Dissenting Company Share shall automatically be cancelled and converted into the right to receive the applicable amounts pursuant to this Section 2.7(f). Notwithstanding anything to the contrary set forth in this Agreement, if required by the DGCL (but only to the extent required thereby), any share of Company Capital Stock that is issued and outstanding immediately prior to the Effective Time and that is held by holders of record or owned by beneficial owners of such Company Capital Stock who have not voted in favor of the adoption of this Agreement or consented thereto in writing and who have properly exercised appraisal rights with respect thereto in accordance with, and who have complied with, Section 262 of the DGCL with respect to any such shares of Company Capital Stock held by any such holder or owned by any such beneficial owner (the “Dissenting Company Shares”) will not be converted into the right to receive the Merger Consideration pursuant to this Section 2.7, and holders or beneficial owners of such Dissenting Company Shares will be entitled to receive payment of the fair value of such Dissenting Company Shares in accordance with the provisions of such Section 262 unless and until any such holder or owner fails to timely perfect or otherwise waives, withdraws or loses their rights to appraisal and payment under the DGCL. If, after the Effective Time, any such holder or owner fails to timely perfect or effectively withdraws or loses such rights, such Dissenting Company Shares will thereupon be treated as if they had been converted into, at the Effective Time, the right to receive the Merger

Consideration, and the Surviving Corporation shall remain liable for payment of the Merger Consideration for such Dissenting Company Shares in accordance with this Agreement. At the Effective Time, any holder or owner of Dissenting Company Shares will cease to have any rights with respect thereto, except the rights provided in Section 262 of the DGCL and as provided in the previous sentence. The Company shall give Parent (i) prompt notice of any actual or, if in writing, threatened demands received by the Company for appraisal of Company Capital Stock and (ii) the right to direct, in consultation with the Company, all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), make any payment with respect to any demands for appraisal or settle or offer to settle any such demands.

2.8 Equity Awards.

(a) Company RSUs. At the Effective Time, each Company RSU (other than a Company Director RSU) outstanding as of immediately prior to the Effective Time shall be converted automatically into a time-based restricted stock unit award of Parent (a “Parent RSU”) with the same terms and conditions as were applicable under such Company RSU immediately prior to the Effective Time (including vesting terms), provided that the number of Parent Shares subject to each Parent RSU shall be equal to the product (rounded to the nearest whole share) of (i) the number of shares of Company Common Stock subject to such Company RSU immediately prior to the Effective Time, multiplied by (ii) the Share Consideration Exchange Ratio.

(b) Company PSUs. At the Effective Time, each Company PSU outstanding as of immediately prior to the Effective Time shall vest to the extent provided by the terms of the award agreement applicable to such Company PSU and any other vesting terms under an Employee Plan applicable to such Company PSU. After giving effect to the foregoing sentence, (i) any Company PSUs (or portion thereof) that become vested with respect to both performance-based and service-based vesting conditions shall be converted automatically into the right to receive (without interest) the Cash Consideration in respect of each share of Company Common Stock subject to such Company PSU immediately prior to the Effective Time, (ii) any Company PSUs (or portion thereof) for which performance-based vesting conditions (x) are measured at the Effective Time and deemed earned or (y) are otherwise deemed no longer applicable, but which remain subject to service-based vesting conditions shall be treated as Company RSUs in accordance with Section 2.8(a), and (iii) any Company PSUs (or any portion thereof) for which performance-based vesting conditions are measured and deemed not to be earned (unless the performance-based vesting conditions are otherwise deemed no longer applicable) at the Effective Time shall be forfeited without payment of any consideration.

(c) Company Director RSUs. Neither Parent nor any of its Subsidiaries will assume or substitute for any Company RSU held by a non-employee member of the Company Board (a “Company Director RSU”). At the Effective Time, each Company Director RSU shall fully vest and be converted automatically into the right to receive (without interest) the Cash Consideration in respect of each share of Company Common Stock subject to such Company Director RSU immediately prior to the Effective Time.

(d) Company ESPP. Prior to the Effective Time, the Company shall take all actions necessary or required under the Company ESPP and applicable Law to, contingent upon the occurrence of the Effective Time, (i) cause the purchase period then underway under the Company ESPP (the “Final Purchase Period”), to the extent that it would otherwise be outstanding at the Effective Time, to be terminated no later than the day immediately prior to the date on which the Effective Time occurs; (ii) make any pro rata adjustments that may be necessary to reflect the Final Purchase Period, but otherwise treat the Final Purchase Period as a fully effective and completed purchase period for all purposes pursuant to the Company ESPP; (iii) cause the exercise (as of no later than the day immediately prior to the date on which the Effective Time occurs) of each outstanding purchase right pursuant to the Company ESPP; and (iv) cause the Company ESPP to be terminated no later than the day immediately prior to the date on which the Effective Time occurs, such that no further rights shall be granted or exercised under the Company ESPP thereafter; provided that (A) there will be no increase in the percentage of participants’ payroll deduction elections under the Company ESPP from those in effect as of the date of this Agreement and (B) no additional Persons shall commence participation in the Company ESPP during the period from the date of this Agreement through the Effective Time. On the exercise date of the Final Purchase Period, the Company shall apply the funds credited as of such date pursuant to the Company ESPP within each participant’s payroll withholding account to the purchase of whole Company Shares in accordance with the terms of the Company ESPP, and such Company Shares shall be outstanding Company Shares and entitled to the Merger Consideration.

(e) As soon as practicable following the Closing Date, but no later than the date that is thirty (30) days after the Closing Date and subject to applicable securities Laws, Parent shall file with the SEC a registration statement on Form S-8 (or other applicable form), if available for use by Parent, which registration statement may be a post-effective amendment on Form S-8 to the Form F-4, relating to the Parent Shares underlying the Parent ADSs issuable with respect to any Company RSUs converted in accordance with Section 2.8(a), and Parent shall use commercially reasonable efforts to maintain the effectiveness of the registration statement while any such Parent RSUs remain outstanding.

(f) Further Actions. At or prior to the Effective Time, the Company Board shall adopt any resolutions, provide any required notice or take any actions that are reasonably necessary to effectuate the treatment of the Company RSUs, Company PSUs and Company ESPP consistent with the provisions of this Section 2.8.

2.9 Exchange of Certificates.

(a) Exchange Agent. No later than five (5) Business Days prior to the Mailing Date, Parent shall (i) select a nationally recognized bank or trust company to act as the exchange agent for the Merger, which exchange agent shall be reasonably acceptable to the Company (the “Exchange Agent”); and (ii) enter into an exchange agent agreement with such Exchange Agent, which exchange agent agreement shall be reasonably acceptable to the Company.

(b) Payment Fund. Parent shall deposit, or cause to be deposited, and made available for issuance with the Exchange Agent (i) at or prior to the Effective Time, an amount of cash in U.S. dollars and (ii) as soon as practicable, and no later than five (5) Business Days after the Effective Time, a number of Parent ADSs, sufficient to pay the aggregate Merger Consideration for the Company Capital Stock converted into the right to receive the Merger Consideration pursuant to Section 2.7(a)(iii) (such cash and Parent ADSs being hereinafter referred to as the “Exchange Fund”). If for any reason the Exchange Fund is inadequate to pay the aggregate Merger Consideration to which holders of Company Capital Stock shall be entitled under Section 2.7(a)(iii), Parent shall promptly deposit, or cause to be deposited, additional cash and Parent ADSs, as applicable, with the Exchange Agent sufficient to make all payments of the aggregate Merger Consideration, and Parent and the Surviving Corporation shall in any event be liable for payment thereof.

(c) As soon as practicable, and no later than five (5) Business Days after the Effective Time, Parent shall cause the Depositary Bank to issue in accordance with the Deposit Agreement a number of Parent ADSs sufficient to constitute the non-cash portion of the Merger Consideration. For the avoidance of doubt, the Persons to whom Parent ADSs are to be issued pursuant to the terms hereof shall not, and Parent shall, be liable for any stamp duty or stamp duty reserve Tax or other transfer, issuance or similar Tax or Depositary Bank fee arising on the issuance of the Parent ADSs by the Depositary Bank (or on the issuance or delivery of the Parent Shares to the custodian and agent for the Depositary Bank for purposes of the Deposit Agreement or the Depositary Bank), in each case, in connection with the Merger and the other transactions contemplated hereby.

(d) Payment Procedures. Promptly following the Effective Time (and in any event within two (2) Business Days), Parent and the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record as of immediately prior to the Effective Time of one or more certificates that immediately prior to the Effective Time represented issued and outstanding shares of Company Capital Stock (the “Certificates” (if any)) (i) a letter of transmittal in customary form (which shall specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates to the Exchange Agent), and (ii) instructions for effecting the surrender of the Certificates in exchange for the Merger Consideration payable to such holder with respect to Company Capital Stock formerly represented thereby pursuant to Section 2.7. Upon surrender of Certificates for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates will be entitled to receive in exchange therefor the Merger Consideration payable to such holder with respect to Company Capital Stock represented by such Certificates, and the Certificates so surrendered will forthwith be cancelled. Notwithstanding anything to the contrary in this Agreement, no record holder of uncertificated shares of Company Capital Stock (the “Uncertificated Shares”) will be required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent in order to receive the payment that such holder is entitled to receive pursuant to Section 2.7 with respect to such Uncertificated Shares. In lieu thereof, such record holder, upon receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request), will be entitled to receive in exchange therefor the Merger Consideration payable to such holder with respect to the Company Capital Stock it held immediately prior to the Effective Time, and the Uncertificated Shares shall be cancelled. The Exchange Agent will accept such Certificates and Uncertificated Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to cause an orderly exchange thereof in accordance with normal exchange practices. No interest shall be paid or accrued for the benefit of holders of the Certificates and Uncertificated Shares on the Cash Consideration payable upon the surrender of such Certificates and cancellation of Uncertificated Shares pursuant to this Section 2.9(d). Until so surrendered or cancelled, outstanding Certificates and Uncertificated Shares shall be deemed from and after the Effective Time to evidence only the right to receive the Merger Consideration payable in respect thereof pursuant to Section 2.7.

(e) DTC Payment. Prior to the Effective Time, Parent and the Company shall cooperate to establish procedures with the Exchange Agent and the Depository Trust Company (“DTC”) with the objective that the Exchange Agent shall transmit to DTC or its nominees as soon as practicable, and no later than five (5) Business Days, after the Effective Time the aggregate non-cash portion of the Merger Consideration and any dividends or distributions, in each case, to which the beneficial owners thereof are entitled (such amount, the “DTC Payment”).

(f) Transfers of Ownership. If payment of the applicable Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or transferred Uncertificated Share in exchange therefor is registered, it shall be a condition of payment that (i) the Person requesting such exchange present proper evidence of transfer or shall otherwise be in proper form for transfer and (ii) the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the applicable Merger Consideration to a Person other than the registered holder of such Certificate or Uncertificated Share surrendered or shall have established to the reasonable satisfaction of the Surviving Corporation that such Tax either has been paid or is not applicable.

(g) No Liability. Notwithstanding anything to the contrary set forth in this Agreement, subject to applicable Law, none of the Exchange Agent, Parent, the Surviving Corporation or any other Party shall be liable to a holder of Company Capital Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(h) Distribution of Payment Fund to Parent. Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates or Uncertificated Shares on the date that is one (1) year after the Effective Time shall be delivered to Parent (or the Surviving Corporation as directed by Parent) upon demand, and any holders of Company Capital Stock that were issued and outstanding immediately prior to the Merger who have not theretofore surrendered or transferred their Certificates or Uncertificated Shares representing such shares of Company Capital Stock for exchange pursuant to this Section 2.9 shall thereafter look for payment of the Merger Consideration payable in respect of the Company Capital Stock represented by such Certificates or Uncertificated Shares solely to Parent (subject to abandoned property, escheat or similar Law), as general creditors thereof, for any claim to the Merger Consideration to which such holders may be entitled pursuant to Section 2.7. Any amounts remaining unclaimed by holders of any such Certificates or Uncertificated Shares five (5) years after the Effective Time, or at such earlier date as is immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority, will, to the extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any such holders (and their successors, assigns or personal representatives) previously entitled thereto.

2.10 No Further Ownership Rights in Company Capital Stock. From and after the Effective Time, (a) all shares of Company Capital Stock will no longer be outstanding and will automatically be cancelled, retired and cease to exist; and (b) each holder of a Certificate or Uncertificated Share theretofore representing any shares of Company Capital Stock will cease to have any rights with respect thereto, except the (i) right to receive the applicable Merger Consideration payable therefor in accordance with Section 2.7, or in the case of Dissenting Company Shares, the rights pursuant to Section 2.7(f) and (ii) right to receive any dividends or distributions that holders have the right to receive pursuant to the following sentence. The Merger Consideration paid in accordance with the terms of this Article II will be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Company Capital Stock, subject, however, to the Surviving Corporation’s obligation to pay any dividends or make any other distributions with a record date occurring prior to the Effective Time that prior to the Closing and in accordance with this Agreement may have been declared or made by the Company on such shares of Company Capital Stock. From and after the Effective Time, there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Capital Stock that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation for any reason, they shall (subject to compliance with the exchange procedures of Section 2.9(d)) be cancelled and exchanged as provided in this Article II.

2.11 Lost, Stolen or Destroyed Certificates. In the event that any Certificates have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange therefor, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration payable in respect thereof pursuant to Section 2.7. Parent or the Exchange Agent may, in its reasonable discretion and as a condition precedent to the payment of such Merger Consideration, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such reasonable amount and upon such terms as it may direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.12 Withholding. Each of the Exchange Agent, Parent, the Merger Sub, and any applicable withholding agent shall be entitled to deduct and withhold from any consideration or other amounts payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under applicable Law. To the extent that amounts are so withheld, such withheld amounts shall be paid over to or deposited with the relevant Governmental Authority, and treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

With respect to any Section of this Article III, except (a) as disclosed in the reports, statements and other documents, including any publicly filed schedules or exhibits thereto, filed by the Company with the SEC or furnished by the Company to the SEC, in each case pursuant to the Exchange Act on or after January 1, 2022 and at least two (2) Business Days prior to the date of this Agreement (to the extent that the relevance of any such disclosure with respect to any section of this Agreement is reasonably apparent on its face) (other than any disclosures contained or referenced therein under the captions “Risk Factors” and “Quantitative and Qualitative Disclosures About Market Risk”, disclosure set forth in any “forward-looking statements” disclaimer or any similar precautionary sections and any other disclosures contained or referenced therein that are predictive, cautionary or forward-looking in nature or any non-public materials) (it being understood that this clause (a) shall not apply to Section 3.1(a), Section 3.2, Section 3.7(a), Section 3.7(b), Section 3.7(c), Section 3.7(e) or Section 3.28); or (b) subject to the terms of Section 9.12, as set forth in the disclosure letter delivered by the Company to Parent and Merger Sub on the date of this Agreement (the “Company Disclosure Letter”), the Company hereby represents and warrants to Parent and Merger Sub as follows:

3.1 Organization; Good Standing.

(a) The Company is a corporation duly organized, validly existing and in good standing pursuant to the DGCL. The Company has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets, except where the failure to have such power or authority has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. The Company is duly qualified to do business and is in good standing (to the extent the applicable jurisdiction recognizes such concept) in each jurisdiction where the properties or assets owned, operated or leased by it or the nature of its activities make such qualification necessary, except where the failure to be so qualified or in good standing has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(b) The Company has made available to Parent true, correct and complete copies of the Company’s Amended and Restated Certificate of Incorporation (the “Charter”) and Amended and Restated Bylaws (the “Bylaws”), each as amended to the date of this Agreement. The Company is not in violation of any of the provisions of the Charter or the Bylaws.

3.2 Corporate Power; Enforceability. Assuming that the representations of Parent and Merger Sub set forth in Section 4.9 are true and correct, the Company has the requisite corporate power and authority to (a) execute and deliver this Agreement; (b) perform its covenants and obligations hereunder; and (c) subject to receiving the Requisite Stockholder Approval, consummate the Transaction. Assuming that the representations of Parent and Merger Sub set forth in Section 4.9 are true and correct, the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations hereunder, and the consummation of the Transaction, have been duly authorized and approved by the Company Board, and except for obtaining the Requisite Stockholder

Approval and filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and obligations hereunder and the consummation of the Transaction. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability (A) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally and (B) is subject to general principles of equity (such exceptions in clauses (A) and (B), the “Enforceability Exceptions”).

3.3 Company Board Approval; Anti-Takeover Laws.

(a) Company Board Approval. At a meeting called and held prior to the execution of this Agreement, the Company Board, has unanimously (i) determined that it is in the best interests of the Company and the Company Stockholders, and declared it advisable, to enter into this Agreement and consummate the Transaction upon the terms and subject to the conditions set forth herein; (ii) approved the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations hereunder, and the consummation of the Transaction upon the terms and conditions set forth herein; (iii) resolved to recommend that the Company Stockholders adopt this Agreement in accordance with the DGCL; and (iv) directed that the adoption of this Agreement be submitted for consideration by the Company Stockholders at a meeting thereof (collectively, the “Company Board Recommendation”).

(b) Anti-Takeover Laws. Assuming that the representations of Parent and Merger Sub set forth in Section 4.9 are true and correct, the Company Board has taken all necessary actions so that Section 203 of the DGCL and any other similar applicable “anti-takeover” Law will not be applicable to the Transaction.

3.4 Requisite Stockholder Approval. Assuming that the representations of Parent and Merger Sub set forth in Section 4.9 are true and correct, the adoption of this Agreement by the affirmative vote (in person or by proxy) of the holders of a majority of the outstanding shares of Company Capital Stock entitled to vote at the Company Stockholder Meeting (the “Requisite Stockholder Approval”) is the only vote or approval of the holders of any of the Company Capital Stock necessary to consummate the Transaction under applicable Law, the Charter or the Bylaws.

3.5 Non-Contravention. Assuming that the representations and warranties of Parent and Merger Sub in Section 4.9 are true and correct, the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations hereunder, and the consummation of the Transaction (a) do not violate or conflict with any provision of the Charter or the Bylaws; (b) do not violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration pursuant to any Material Contract; (c) do not, assuming the Governmental Authorizations referred to in Section 3.6 and the Regulatory Approvals are made or obtained and, in the case of the consummation of the Transaction, subject to obtaining the Requisite Stockholder Approval, violate or conflict with any Law applicable to the Company or any of its Subsidiaries or by which any of their respective properties, assets, business or operations are bound; or (d) will not result in the creation of any lien (other than Permitted Liens) upon any of the properties, rights or assets of the Company or any of its Subsidiaries, except in the case of each of clauses (b), (c) and (d) for such violations, conflicts, breaches, defaults, terminations, accelerations or liens that have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

3.6 Requisite Governmental Approvals. No Governmental Authorization is required on the part of the Company or its Subsidiaries in connection with (a) the execution and delivery of this Agreement by the Company; (b) the performance by the Company of its covenants and obligations pursuant to this Agreement; or (c) the consummation of the Transaction, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware; (ii) such filings and approvals as may be required by any applicable federal or state securities Laws, including the filing of the Proxy Statement, Form F-4 and, to the extent necessary, any Form F-6, with the SEC and compliance with any applicable requirements of the Exchange Act; (iii) compliance with any applicable requirements of NASDAQ; (iv) the Regulatory Approvals; and (v) such other Governmental Authorizations the failure of which to obtain have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

3.7 Company Capitalization.

(a) The authorized capital stock of the Company consists of (i) 500,000,000 shares of Company Common Stock, and (ii) 25,000,000 shares of Company Preferred Stock. As of 11:59 p.m., New York City time, on June 24, 2024 (such time and date, the “Capitalization Date”), (A) 235,125,438 shares of Company Common Stock were issued and outstanding, and (B) no shares of Company Preferred Stock were issued and outstanding. From the close of business on the Capitalization Date to the date of this Agreement, the Company has not issued or granted any Company Securities, other than pursuant to the vesting and settlement of Company RSUs or Company PSUs, in each case, which were granted prior to the date of this Agreement.

(b) All issued and outstanding shares of Company Common Stock are validly issued, fully paid, nonassessable and free of any preemptive rights.

(c) As of the Capitalization Date, the Company has reserved 61,532,145 shares of Company Common Stock for issuance pursuant to the Company Equity Plans. As of the Capitalization Date, 31,556,830 shares of Company Common Stock were reserved for issuance under the Company ESPP.

(d) As of the Capitalization Date, there were (i) 14,836,504 shares of Company Common Stock subject to outstanding Company RSUs (excluding any Company Director RSUs and Company PSUs); (ii) 226,660 shares of Company Common Stock subject to outstanding Company Director RSUs; and (iii) 4,048,875 shares of Company Common Stock subject to outstanding Company PSUs (assuming achievement of the applicable performance metrics at the target level).

(e) Company Securities. Except as set forth in this Section 3.7 and except for the Convertible Notes and Capped Calls, as of the Capitalization Date, there were (i) no issued and outstanding shares of capital stock of, or other equity or voting interest in, the Company; (ii) no outstanding securities of the Company convertible into or exchangeable or exercisable for shares of capital stock of, or other equity or voting interest in, the Company; (iii) no outstanding options, warrants, calls or other rights or binding arrangements to acquire from the Company, or that obligate the Company to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable or exercisable for shares of capital stock of, or other equity or voting interest in, the Company; (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security, or other similar Contract obligating the Company to issue any capital stock of, or other equity or voting interest (including any voting debt) in, the Company; and (v) no outstanding restricted shares, restricted share units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights of the Company that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other securities or ownership interests in, the Company (the items in clauses (i), (ii), (iii), (iv) and (v), collectively, the “Company Securities”).

(f) Other Rights. Except as required to obtain the Requisite Stockholder Approval at the Company Stockholder Meeting under this Agreement, there are no (i) voting trusts, proxies or similar arrangements or understandings to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound with respect to the voting of any shares of capital stock of, or other equity or voting interest in, the Company or any of its Subsidiaries; or (ii) Contracts to which the Company or any of its Subsidiaries is a party or by which it is bound (A) restricting the transfer by the Company of any shares of capital stock of, or other equity or voting interest in, the Company or any of its Subsidiaries, (B) granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any Company Securities, (C) relating to the voting, or requiring registration, of any Company Securities or (D) other than the Convertible Notes, requiring the Company or any of its Subsidiaries to make any payments based on the price or value of any Company Securities. Neither the Company nor any Subsidiary of the Company is a party to any Contract that obligates the Company or any Subsidiary of the Company to issue, transfer, exchange, register, repurchase, redeem or otherwise acquire or sell any Company Securities. There are no accrued and unpaid dividends with respect to any outstanding shares of Company Capital Stock. The Company does not have a stockholder rights plan in effect.

3.8 Subsidiaries.

(a) Each of the Subsidiaries of the Company (i) is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its organization and (ii) has the requisite corporate or similar power and authority to conduct its business as it is presently being conducted and to own, lease or operate its respective properties, rights and assets, except, in each case, as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. Each of the Subsidiaries of the Company is duly qualified to do business and is in good standing in each jurisdiction where the properties, or assets owned, operated or leased by it or the nature of its activities make such qualification necessary (with respect to jurisdictions that recognize the concept of good standing), except where the failure to be so qualified or in good standing has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. The Company has made available to Parent true, correct and complete copies of the Organizational Documents for each of the Subsidiaries listed in Schedule 3.8(a) of the Company Disclosure Letter. None of the Subsidiaries of the Company is in violation of its Organizational Documents.

(b) Each of the Subsidiaries of the Company is wholly owned by the Company, directly or indirectly, free and clear of any liens and free of any other restrictions (including any restrictions on the right to vote, sell, transfer, pledge or otherwise dispose of such capital stock or other equity or voting interest), except for, in each case, Permitted Liens. The Company does not own, directly or indirectly, any capital stock or other equity interest of, or any other securities convertible or exchangeable into or exercisable for capital stock or other equity interest of, any Person other than the Subsidiaries of the Company. No Subsidiary of the Company owns any shares of capital stock in the Company or other Company Securities. Section 3.8(b) of the Company Disclosure Letter sets forth a true, correct and complete list of the name, jurisdiction of organization and schedule of equityholders of each of the Subsidiaries of the Company existing as of the date of this Agreement. Neither the Company nor its Subsidiaries has any Contract pursuant to which it is obligated to make any investment (in the form of a loan, capital contribution or otherwise) in any Person (other than the Company with respect to its Subsidiaries).

(c) There are no outstanding (i) securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, any Subsidiary of the Company; (ii) options, calls, subscriptions, warrants or other rights or arrangements to acquire from any Subsidiary of the Company, or that obligate any Subsidiary of the Company to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for, shares of capital stock of, or other equity or voting interest in, any Subsidiary of the Company; (iii) obligations of any Subsidiary of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar Contract relating to any capital stock of, or other equity or voting interest (including any voting debt) in, such Subsidiary to any Person other than the Company or one of its Subsidiaries; or (iv) restricted shares, restricted share units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other securities or ownership interests in, any Subsidiary of the Company.

3.9 Company SEC Reports. Since January 1, 2022, the Company has filed or furnished, as applicable, all forms, reports and documents with the SEC that have been required to be filed or furnished by it pursuant to applicable Laws (the “Company SEC Reports”). Each Company SEC Report complied as to form, as of its filing or furnishing date (or, if amended or superseded by a filing or furnishing prior to the date of this Agreement, on the date of such amended or superseding filing or furnishing), in all material respects, with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable thereto, each as in effect on the date that such Company SEC Report was filed or furnished. As of its filing or furnishing date (or, if amended or superseded by a filing or furnishing prior to the date of this Agreement, on the date of such amended or superseded filing or furnishing), each Company SEC Report did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary of the Company is required to file any forms, reports, or documents with the SEC. As of the date of this Agreement, to the Knowledge of the Company, none of the Company SEC Reports is subject to or the subject of ongoing SEC review or outstanding SEC comment.

3.10 Company Financial Statements; Internal Controls; Indebtedness.

(a) Company Financial Statements. The consolidated financial statements (including any related notes and schedules) of the Company included in or incorporated by reference into the Company SEC Reports (i) were prepared in accordance with GAAP (except as may be indicated in the notes thereto or as otherwise permitted by Form 10-Q with respect to any financial statements filed on Form 10-Q); and (ii) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended (subject, in the case of the unaudited financial statements, to normal and recurring year-end adjustments). There are no unconsolidated Subsidiaries of the Company or any off-balance sheet arrangements (and neither the Company nor any Subsidiary of the Company has any commitment to become a party to any off-balance sheet arrangement) of the Company or any of its Subsidiaries.

(b) Disclosure Controls and Procedures. The Company has established and maintains “disclosure controls and procedures” and “internal control over financial reporting” (in each case as defined pursuant to Rule 13a-15 and Rule 15d-15 promulgated under the Exchange Act). The Company’s disclosure controls and procedures are reasonably designed to ensure that all (i) material information required to be disclosed by the Company in the reports that it files or furnishes pursuant to the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC; and (ii) such material information is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Since January 1, 2022, to the Knowledge of the Company, no events, facts or circumstances have occurred such that management would not be able to complete its assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act when next due, and conclude, and management has concluded, after such assessment, that such system was effective. Since January 1, 2022 through the date of this Agreement, the principal executive officer and principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act. Neither the Company nor its principal executive officer or principal financial officer has received notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications as of the date of this Agreement. Except as disclosed in the Company SEC Reports, since January 1, 2022 through the date of this Agreement, neither the Company nor, to the Knowledge of the Company, the Company’s independent registered public accounting firm has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal control over financial reporting used by the Company and its Subsidiaries that has not been subsequently remediated; or (ii) any fraud that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal control over financial reporting utilized by the Company and its Subsidiaries. The Company has completed remedial procedures in all material respects with respect to the material weakness disclosed in the Company’s Form 10-K filed by the Company with the SEC on May 17, 2024 except for any auditor attestation process.

(c) Indebtedness. Section 3.10(c)(i) of the Company Disclosure Letter contains a true, correct and complete list of all Indebtedness of the Company and its Subsidiaries as of the date of this Agreement with a principal amount in excess of five million dollars ($5,000,000), other than Indebtedness expressly reflected in the Audited Company Balance Sheet or solely among the Company or any of its Subsidiaries. For purposes of the immediately preceding sentence, Indebtedness shall be deemed to refer only to the obligations or undertakings in clauses (a), (b) and (e) of the definition thereof. Section 3.10(c)(ii) of the Company Disclosure Letter contains a true, correct, and complete list of all declared but unpaid dividends or distributions of the Company as of the date of this Agreement.

3.11 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities of a nature required to be reflected or reserved against on a balance sheet prepared in accordance with GAAP or notes thereto, other than liabilities (a) reflected or otherwise reserved against in the Audited Company Balance Sheet or in the consolidated financial statements of the Company and its Subsidiaries (including the notes thereto) included in the Company SEC Reports filed at least one (1) Business Day prior to the date of this Agreement; (b) arising pursuant to this Agreement or incurred in connection with the Merger; (c) incurred in the ordinary course of business since the date of the Audited Company Balance Sheet; or (d) that have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

3.12 Absence of Certain Changes.

(a) Since March 31, 2024, through the date of this Agreement, (i) the business of the Company and its Subsidiaries has been conducted, in all material respects, in the ordinary course of business and (ii) there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without Parent’s consent, would constitute a breach of, or require consent of Parent under, clauses (v), (ix) (x) or (xv) of Section 5.2(a).

(b) Since March 31, 2024, through the date of this Agreement, there has not been any Effect that has had, or would reasonably be expected to have, a Company Material Adverse Effect.

3.13 Material Contracts.

(a) List of Material Contracts. Section 3.13(a) of the Company Disclosure Letter contains a true, correct and complete list of all Material Contracts, as in effect as of the date of this Agreement, to which the Company or any of its Subsidiaries is a party or by which it is bound (other than (i) any Material Contracts contemplated by clause (i) of the definition of “Material Contract” and (ii) any Material Contracts which have otherwise been made publicly available pursuant to the Company SEC Reports). The Company has made available to Parent, or publicly filed with the SEC, a true, correct and complete copy of each Material Contract as in effect as of the date of this Agreement required to be scheduled in Section 3.13(a) of the Company Disclosure Letter.

(b) Validity. Subject to the Enforceability Exceptions, each Material Contract (other than any Material Contract that has expired in accordance with its terms) is binding on the Company or each Subsidiary of the Company that is a party thereto and is in full force and effect, and none of the Company, any of its Subsidiaries party thereto or, to the Knowledge of the Company, any other party thereto is in breach of or default pursuant to any such Material Contract, except for such failures to be in full force and effect as have not had, and would not reasonably be expected to have, a Company Material Adverse Effect. The Company and each of its Subsidiaries, and, to the Knowledge of the Company, any other party thereto, has performed all obligations required to be performed by it under each Material Contract, except where the failure to fully perform has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. No event has occurred that, with notice or lapse of time or both, would constitute such a breach or default pursuant to any Material Contract by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any other party thereto, and neither the Company nor any of its Subsidiaries has received written notice of the foregoing in each case that has not been cured or from the counterparty to any Material Contract (or, to the Knowledge of the Company, any of such counterparty’s Affiliates) regarding an intent to terminate any Material Contract (whether as a result of a change of control or otherwise), in each case, except for such breaches, defaults or terminations that have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

3.14 Real Property.

(a) Section 3.14(a) of the Company Disclosure Letter sets forth a true, correct and complete (in all material respects) list of all real property owned in fee simple by the Company or any of its Subsidiaries (the “Owned Real Property”). Except as had not had, and would not reasonably be expected to have, a Company Material Adverse Effect, the Company and its Subsidiaries have valid title, in fee or valid leasehold, easement or other rights, in each case, free and clear of all liens other than Permitted Liens, to the land, buildings, structures and other improvements thereon and fixtures thereto necessary to permit the Company and its Subsidiaries to conduct their business as currently conducted.

(b) Section 3.14(b) of the Company Disclosure Letter sets forth a true, correct and complete (in all material respects) list as of the date of this Agreement of the leases, licenses, subleases and occupancy agreements with an aggregate base rent paid by the Company or its Subsidiaries in the four (4) consecutive fiscal quarters ended December 30, 2023 exceeding one million dollars ($1,000,000) (the “Real Property Leases”) with respect to all property leased, licensed, subleased or otherwise used or occupied by the Company or its Subsidiaries. Neither the Company nor any of its Subsidiaries is in default under any Real Property Lease, and no event has occurred that, with notice, lapse of time or both, would constitute a material default under any Real Property Lease by the Company or any of its Subsidiaries, except as had not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(c) Except as had not had, and would not reasonably be expected to have, a Company Material Adverse Effect, all buildings, structures, fixtures, building systems and equipment, including module manufacturing and PIC fabrication equipment, located on the Owned Real Property or real property leased pursuant to a Real Property Lease in Pennsylvania and California (the “Improvements”) are sufficient in all material respects for the operation of the business of the Company and its Subsidiaries as it is currently conducted in Pennsylvania and California, subject to reasonable wear and tear.

3.15 Environmental Matters. Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, (i) the Company and its Subsidiaries are and, except for matters that have been fully resolved, have been, in compliance with all applicable Environmental Laws and Environmental Permits, (ii) no written notice of a violation of, or liability under, any Environmental Law has been received by the Company or any of its Subsidiaries, the substance of which has not been resolved, (iii) no Legal Proceeding is pending, or to the Knowledge of the Company threatened in writing, against the Company or any of its Subsidiaries under any Environmental Law, (iv) neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any other Person to the extent giving rise to liability for the Company or any of its Subsidiaries, has released or disposed of any Hazardous Substance on or under real property currently or formerly owned, leased or operated by the Company or any of its Subsidiaries, or any other location where Hazardous Substances generated by the Company or any of its Subsidiaries have been disposed, in quantities or concentrations that require investigation, remediation or monitoring by the Company or any of its Subsidiaries pursuant to any Environmental Law, (v) neither the Company nor any of its Subsidiaries has assumed, undertaken or agreed to provide indemnification for, as a result of any contract, any material liability of any other Person arising under Environmental Laws, and (vi) the Company has delivered or otherwise made available for inspection to Parent true, complete and correct copies of any material reports, investigations, audits, assessments (including Phase I environmental site assessments and Phase II environmental site assessments), studies, analyses, tests or monitoring in the possession of or under the reasonable control of the Company or any of its Subsidiaries pertaining to: (A) any unresolved liabilities of the Company or any of its Subsidiaries under Environmental Law; (B) any releases or disposal of Hazardous Substances by the Company or any of its Subsidiaries or to the extent giving rise to liability for the Company or any of its Subsidiaries in, on, or beneath any property currently or formerly owned, operated or leased by the Company or any of its Subsidiaries; or (C) the Company’s or any of its Subsidiaries’ noncompliance with applicable Environmental Laws, in each case to the extent prepared since January 1, 2022.

3.16 Intellectual Property; Privacy.

(a) The Company Registered Intellectual Property other than with respect to applications is subsisting and to the Knowledge of the Company, valid and enforceable, and is owned exclusively by the Company or one of its Subsidiaries, free and clear of all liens other than Permitted Liens and there are no pending inventorship challenges, or opposition, reexamination, nullity, interference or other proceedings (excluding ordinary course office actions) commenced, or to the Knowledge of the Company threatened in writing, with respect to any Company Registered Intellectual Property, where applicable, in each case except as is not, and would not reasonably be expected to be, material to the businesses of the Company or any of its Subsidiaries.

(b) The Company or any of its Subsidiaries, as applicable, exclusively owns all material Company Intellectual Property.

(c) There are not, and since January 1, 2022 there have not been, any Legal Proceedings pending or threatened in writing by any Person against the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries have received any written notice, charge, complaint, claim or other written assertion from any Person, in each case alleging infringement, misappropriation or other violation by the Company or any of its Subsidiaries of any Intellectual Property of such Person or challenging the ownership, validity or enforceability of any Company Intellectual Property in each case except as is not, and would not reasonably be expected to be material to the Company or its Subsidiaries.

(d) To the Knowledge of the Company, the conduct of the business of the Company and its Subsidiaries as currently conducted and as conducted since January 1, 2022 does not materially infringe, misappropriate or otherwise violate any Intellectual Property of any Person. Since January 1, 2022, neither the Company nor any of its Subsidiaries has sent any written notice, charge, complaint, claim or other written assertion asserting or threatening to assert any Legal Proceeding against any Person involving or relating to any Company Intellectual Property. Except as is not, and would not reasonably be expected to be, material to the businesses of the Company or any of its Subsidiaries, to the Knowledge of the Company no Person is infringing, misappropriating or otherwise violating nor, since January 1, 2022, has infringed, misappropriated or otherwise violated any Company Intellectual Property.

(e) The Company and its Subsidiaries have taken commercially reasonable steps to protect and preserve the confidentiality of all material confidential or non-public information it has, in its reasonable business judgment, chosen to maintain as, Trade Secrets. Neither the Company nor any of its Subsidiaries have disclosed, delivered or licensed to any Person, or agreed to disclose, deliver or license to any Person, any source code of any Software owned or purported to be owned by the Company or any of its Subsidiaries (“Company Software”), except for disclosures to employees or independent contractors under written Contracts that subject such employees or independent contractors to reasonable confidentiality obligations.

(f) Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, all Company Intellectual Property has been developed by employees within the scope of their employment or by independent contractors of the Company or any of its Subsidiaries and all such employees and independent contractors that have developed, contributed to, modified, or improved material Company Intellectual Property have executed written Contracts assigning all right, title and interest in such Intellectual Property to the Company or any of its Subsidiaries. No government funding or facilities of a university, college, other educational institution, or research center were used in the development of any material Company Intellectual Property in a manner, or under circumstances or terms that would grant such party ownership or license rights to any such Company Intellectual Property.

(g) Neither the Company nor any of its Subsidiaries is a member of or party to any patent pool, standards-setting organizations, multi-party special interest industry standards body, trade association or other organization pursuant to the rules of which it is obligated to license any Intellectual Property to any Person or to refrain from asserting any Intellectual Property against any Person.

(h) Neither the Company nor its Subsidiaries is party to any Contract which, upon the Closing, will result in: (i) the granting of any right, license, forfeiture, immunity from suit or covenant not to assert to any Person under or with respect to any Intellectual Property (including any Intellectual Property owned by Parent or its Affiliates); (ii) require the consent of any other Person in respect of the Company’s or its Subsidiaries’ rights to own, transfer, license, use or hold for use, or otherwise exploit any Company Intellectual Property; or (iii) Parent or any of its Affiliates (including, following the Closing, the Company and its Subsidiaries) to be obligated to pay any royalties or other fees or consideration with respect to Intellectual Property in excess of those payable by the Company and its Subsidiaries in the absence of this Agreement or the Transaction.

(i) Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, (i) there have been no material failures of any of the computers, servers, workstations or other information technology equipment used in the operation of the Company or its Subsidiaries’ businesses, other than defects which have been corrected or routine errors or bugs that have occurred in the ordinary course of business and (ii) the Company Software does not contain any “back door,” “drop dead device,” “time bomb,” “Trojan horse” “virus,” or “worm” (as such terms are commonly understood in the software industry) or any other malicious Software or device designed to have any of the following functions: (i) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such Software or device is stored or installed, or (ii) damaging or destroying any data or file without the user’s consent. Except as is not, and would not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries have implemented commercially reasonable disaster recovery and backup measures.

(j) Except as is not, and would not reasonably be expected to be, material to the businesses of the Company or any of its Subsidiaries, the Company and its Subsidiaries each implement and maintain commercially reasonable technical and organizational measures for a business in its industry and of its size to protect Company Personal Information, Trade Secrets and other Data or information relating to the businesses and in the possession and control of the Company or any of its Subsidiaries against data breaches and cybersecurity incidents.

(k) Except as is not, and would not reasonably be expected to be, material to the businesses of the Company or any of its Subsidiaries, none of the Company or its Subsidiaries has: (i) granted (contingent or otherwise) to any Person material access or rights to any source code of any Company Software, including via an escrow arrangement; (ii) taken any action that rendered any source code for Company Software to be subject to any Open Source License that requires such source code to be delivered, disclosed or made available to any Person or at no cost; or (iii) licensed, distributed or used any Software subject to an Open Source License in material breach of the terms of such Open Source License (excluding obligations of notice or attribution).

(l) Except as is not, and would not reasonably be expected to be, material to the businesses of the Company or any of its Subsidiaries, since January 1, 2022, each of the Company and any of its Subsidiaries has been in compliance with (i) all applicable Privacy Laws and (ii) the Company’s and any of its Subsidiaries’ own external and internal policies relating to data privacy, data protection, and the collection, retention, protection, and use of Personal Information collected, used, or held for use by the Company and/or any of its Subsidiaries in connection with the operation of their businesses (“Company Personal Information”). Except as is not, and would not reasonably be expected to be, material to the businesses of the Company or any of its Subsidiaries, since January 1, 2022, (i) there has been no unauthorized access to, or use or disclosure of, Company Personal Information by the Company or any of its Subsidiaries or (ii) neither the Company nor any of its Subsidiaries has received any claim asserted or threatened in writing against the Company or any of its Subsidiaries (including by a Governmental Authority) alleging a material violation of any Privacy Law. Without limiting the foregoing, except as is not, and would not reasonably be expected to be, material to the businesses of the Company or any of its Subsidiaries, the Company and its Subsidiaries takes commercially reasonable measures designed to protect Company Personal Information against unauthorized access, use, modification, or other misuse.

3.17 Tax Matters.

(a) Each of the Company and its Subsidiaries has duly and timely filed (taking into account valid extensions) all income and other material Tax Returns required to be filed by it with the appropriate Governmental Authority, and each such Tax Return is true, correct and complete, and is in compliance with all applicable Law, in all material respects.

(b) Each of the Company and its Subsidiaries has timely paid in full all income and other material amounts of Taxes that are required to be paid by it (regardless of whether such Taxes are reflected on any Tax Return).

(c) The charges, accruals and reserves for Taxes with respect to the Company and its Subsidiaries reflected on the consolidated financial statements (including any related notes and schedules) of the Company included in or incorporated by reference into the Company SEC Reports prior to the date of this Agreement are adequate, in accordance with GAAP, to cover all material Taxes payable by the Company and its Subsidiaries for all periods through the date of such financial statements and such charges, accruals and reserves, as adjusted for the passage of time and ordinary course business operations through the Closing Date, are adequate to cover all material Taxes payable by the Company and its Subsidiaries for all periods through the Closing Date.

(d) All material Taxes which the Company and each of its Subsidiaries are, or have been, required by any applicable Law to withhold or to collect for payment have been duly withheld and collected and have been timely paid or remitted to the appropriate Governmental Authority, and each of the Company and its Subsidiaries has complied with all reporting and record retention requirements related to such Taxes in all material respects.

(e) Neither the Company nor any of its Subsidiaries has executed or requested any waiver of any statute of limitations on, or extended the period for the assessment or collection of, any material Tax, in each case that has not since expired (other than any automatic or routine extensions that may still be in effect).

(f) There are no liens for Taxes upon any of the assets or properties of the Company or any of its Subsidiaries, other than Permitted Liens.

(g) No material audits, examinations, investigations, or other proceedings with respect to Taxes of the Company or any of its Subsidiaries are presently in progress or have been asserted or proposed in writing.

(h) No written claim has been made by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns or pay Taxes of a particular type asserting that any such entity is or may be subject to material Taxes imposed by that jurisdiction, required to file such Tax Returns, or required to pay such Taxes, which claim has not been resolved. Neither the Company nor any of its Subsidiaries has commenced a voluntary disclosure proceeding with respect to a material amount of Taxes in any jurisdiction that has not been fully resolved or settled.

(i) No deficiency with respect to any material Taxes has been claimed or assessed or proposed in writing against the Company or any of its Subsidiaries that has not been fully paid, except with respect to Taxes being contested in good faith and for which adequate reserves in accordance with GAAP have been provided on the Company’s consolidated financial statements.

(j) Neither the Company nor any of its Subsidiaries has received a written claim from a Governmental Authority in respect of material Taxes that remains unresolved and that is attributable to a permanent establishment or an office or fixed place of business in a country that is outside of the country in which the Company or its Subsidiaries, respectively, are organized.

(k) Neither the Company nor any of its Subsidiaries (A) is or has been a member of any affiliated, consolidated, combined, unitary, group relief or similar group for purposes of filing Tax Returns or paying Taxes (other than a group the common parent of which is the Company or any of its Subsidiaries); (B) is a party to or bound by, or currently has any material liability pursuant to, any Tax sharing, Tax allocation or Tax indemnification agreement or obligation or similar Contract or arrangement relating to the apportionment, sharing, assignment, indemnification or allocation of any Tax or Tax asset (other than any such agreement or obligation entered into in the ordinary course of business the primary purpose of which is unrelated to Taxes and other than an agreement or arrangement solely between or among the Company and/or its Subsidiaries); or (C) has any material liability for the Taxes of any Person other than the Company and its Subsidiaries pursuant to Treasury Regulation § 1.1502-6 (or any analogous or similar provision of state, local or non-U.S. Law) as a transferee or successor, by Contract or otherwise.

(l) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date, as a result of any (A) change in or incorrect method of accounting pursuant to Section 481(c) of the Code (or any analogous or similar provision of state, local or non-U.S. Law) prior to the Closing, (B) installment sale, intercompany transaction or open transaction made or entered into prior to the Closing, or any “excess loss account,” existing as of immediately prior to the Closing, (C) prepaid amount received on or prior to the Closing, or (D) “closing agreement” within the meaning of Section 7121 of the Code (or any similar or analogous provision of state, local or non-U.S. Law) entered into prior to the Closing.

(m) Neither the Company nor any of its Subsidiaries has engaged in a “listed transaction” as set forth in Treasury Regulation § 1.6011-4 (or any analogous or similar provision of state, local or non-U.S. Law).

(n) Neither the Company nor any of its Subsidiaries has made an election under Section 965(h) of the Code that has not been properly complied with in all material respects.

(o) Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in any distribution of stock that was purported or intended to qualify for tax-free treatment pursuant to Section 355 of the Code (or any similar provision of state, local or non-U.S. Law) occurring during the two (2) year period ending on the date of this Agreement.

(p) The Company and each of its Subsidiaries are in compliance in all material respects with all terms and conditions of any material Tax exemption, Tax holiday or other Tax reduction contract.

(q) Neither the Company nor any of its Subsidiaries has (i) deferred the employer’s share of any “applicable employment taxes” under Section 2302 of the CARES Act, which have not been paid in full, (ii) claimed any Tax credits under Sections 7001 through 7005 of the Families First Coronavirus Response Act and Section 2301 of the CARES Act, (iii) sought a covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. 636(a)), as added by Section 1102 of the CARES Act, which remains outstanding in whole or in part or (iv) elected to defer any payroll, employment or similar Taxes pursuant to any payroll tax Executive Order, which Taxes have not been paid in full.

(r) Neither the Company nor any of its Subsidiaries is or has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(s) Except as a result of the consummation of the Transaction, there are no material limitations on the use of any of the Tax Attributes of the Company or any of its Subsidiaries under applicable Law, including under Sections 382, 383 or 384 of the Code (or any analogous or similar provision of state, local or non-U.S. Law), or any provision of any Treasury Regulation promulgated under such Code provisions (or any analogous or similar provision of state, local or non-U.S. Law).

3.18 Employee Benefits.

(a) Employee Plans. Section 3.18(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all current material Employee Plans. With respect to each material Employee Plan, the Company has provided or made available to Parent a true and complete copy, to the extent applicable, of: (i) the plan document (including all material amendments thereto) governing such Employee Plan or, if such plan is not in writing, a written description of such Employee Plan, (ii) each trust or other funding arrangement, (iii) each current ERISA summary plan description and summary of material modifications, (iv) the three most recently filed annual reports on IRS Form 5500, (v) the most recently received IRS determination letter or IRS opinion letter and (vi) any non-routine correspondence with any Governmental Authority since January 1, 2021.

(b) Absence of Certain Plans. Neither the Company nor any of its ERISA Affiliates maintains, sponsors or participates in, or contributes to or is required to contribute to, (i) a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) (a “Multiemployer Plan”), (ii) a “multiple employer plan” that is subject to Section 4063 or Section 4064 of ERISA or Section 413(c) of the Code (iii) a plan subject to Section 412 of the Code or Section 302 or Title IV of ERISA or (iv) a “multiple employer welfare arrangement” (as defined in Section 3(4) of ERISA). Neither the Company nor any of its Subsidiaries has incurred, or reasonably expects to incur (including on account of any ERISA Affiliate), any liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan. No liability under Title IV or Section 302 of ERISA has been incurred by the Company or any of its Subsidiaries (including on account of any ERISA Affiliate) that has not been satisfied in full, and to the Knowledge of the Company, no condition exists that would reasonably be expected to result in the Company or any of its Subsidiaries (including on account of any ERISA Affiliate) incurring any such liability, other than any liability for premiums due to the Pension Benefit Guaranty Corporation (which premiums have been paid when due).

(c) Compliance. Each Employee Plan has been maintained, funded, operated and administered in all material respects in accordance with its terms and with all applicable Law, including the applicable provisions of ERISA, the Code and any applicable regulatory guidance issued by any Governmental Authority. Each Employee Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code has received a favorable determination letter, or may rely on a favorable opinion letter, issued by the U.S. Internal Revenue Service, and, to the Knowledge of the Company, no events have occurred or condition exists that would reasonably be expected to adversely affect the qualified status of any such Employee Plan. Except as would not, individually or in the aggregate, result in material liability to the Company or any of its Subsidiaries, all contributions or insurance premiums required to be made or paid with respect to any Employee Plan have been timely made, paid, and deposited. All material reports, returns, notices and similar documents required to be filed with any Governmental Authority or distributed to any Employee Plan participant have been timely filed or distributed.

(d) Employee Plan Legal Proceedings. There are no Legal Proceedings pending, or to the Knowledge of the Company threatened in writing, on behalf of or against any Employee Plan, the assets of any trust pursuant to any Employee Plan, or the plan sponsor, plan administrator or any fiduciary or any Employee Plan with respect to the administration or operation of such plans, other than routine claims for benefits. No Employee Plan is, or within the last six years has been, the subject of an examination, investigation, or audit by a Governmental Authority, or is the subject of an application or filing under, or a participant in, a government-sponsored amnesty, voluntary compliance, self-correction or similar program.

(e) No Prohibited Transactions. With respect to each Employee Plan, (i) none of the Company, any of its Subsidiaries, or, to the Knowledge of the Company, any of their respective directors, officers, employees or agents has engaged in or been a party to any non-exempt “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), and (ii) none of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other “fiduciary” (as defined in Section 3(21) of ERISA) has any liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of such Plan, in each case except as has not had, and would not reasonably be expected to result in a material liability to the Company or any of its Subsidiaries.

(f) No Welfare Benefit Plan. No Employee Plan that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA) provides material post-termination or retiree life insurance or health benefits to any person, except as may be required by Section 4980B of the Code or any similar state Law.

(g) No Employee Plan-Related Liabilities. Neither the Company nor any of its Subsidiaries have incurred any material liability for any Tax or civil penalty imposed under Chapter 43 of the Code or Sections 409 or 502 of ERISA with respect to any Employee Plan that has not been satisfied in full. There does not now exist, nor do any circumstances exist that could result in, any Controlled Group Liability of the Company or any of its Subsidiaries (including on account of any ERISA Affiliate) that could be a liability of the Parent and its Affiliates (including the Company and its Subsidiaries) following the Closing.

(h) No Triggering Event. None of the execution and delivery of this Agreement or the consummation of the Transaction shall, either alone or in combination with another event, (i) entitle any current or former employee or director of the Company to any compensation or benefit, (ii) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or benefits or trigger any other obligation under any Employee Plan or (iii) result in any payment or benefit made by the Company or any ERISA Affiliate to be characterized as a parachute payment within the meaning of Section 280G of the Code, except, in the case of each of clauses (h)(i) or (h)(ii), as provided in this Agreement.

(i) No Gross-Ups. Neither the Company nor any of its Subsidiaries has any obligation to reimburse, “gross-up”, make similar “make-whole” payments to, or otherwise indemnify, any Person for any Taxes, under Sections 409A or 4999 of the Code.

(j) Foreign Plans. Each Employee Plan that is subject to any Law other than U.S. federal, state or local Law (each a “Foreign Plan”) has been administered in compliance in all material respects with its terms and operated in compliance in all material respects with applicable Laws. Each Foreign Plan required to be registered or approved by a non-U.S. Governmental Authority has been registered or approved and has been maintained in good standing with applicable regulatory authorities, and no event has occurred since the date of the most recent approval or application therefor relating to any such Foreign Plan that could reasonably be expected to materially affect any such approval relating thereto or increase the costs relating thereto in a manner material to the Company and its Subsidiaries as a whole. Each Foreign Plan that is required to be funded or insured under applicable Law is funded or insured to the extent so required (determined using reasonable actuarial assumptions) in compliance in all material respects with applicable Law, and the fair market value of the assets held under each Foreign Plan that is a pension plan or that is funded on an actuarial basis is sufficient so as to permit a termination of each such Foreign Plan, in compliance in all material respects with applicable Law (to the extent such a Foreign Plan may be terminated in accordance with applicable Law), immediately after the Closing Date without Buyer or any of its Affiliates being required to make additional material contributions to such Foreign Plan (or related trust) or to incur any material liability with respect to the funding or payment of benefits under such Foreign Plan.

3.19 Labor Matters.

(a) Union Activities. Section 3.19(a) of the Company Disclosure Letter sets forth the labor agreements, collective bargaining agreements, labor union contracts, trade union agreements or any other labor-related agreements or arrangements with any labor union, labor organization or works council (each, a “Collective Bargaining Agreement”) to which the Company or any of its Subsidiaries is a party or bound, and the Company has made available to Parent true, correct, and complete copies of all such Collective Bargaining Agreements. Except for employees covered by the Collective Bargaining Agreements set forth on Section 3.19(a) of the Company Disclosure Letter, no employees of the Company or its Subsidiaries are represented by any labor union, labor organization or works council and there are no other Collective Bargaining Agreements that pertain to any of the employees of the Company or its Subsidiaries. To the Knowledge of the Company, there have been no labor union organizing activities with respect to any employees of the Company or any of its Subsidiaries, except those covered by the Collective Bargaining Agreements. As of the date of this Agreement, no Collective Bargaining Agreement is being negotiated by the Company or any of its Subsidiaries. Since January 1, 2022, there has been no actual, or to the Knowledge of the Company threatened, unfair labor practice, material grievance, material arbitration, strike, lockout, slowdown, work stoppage, picketing, hand billing, or other material labor dispute against or affecting the Company or any of its Subsidiaries. The Company and its Subsidiaries have satisfied any pre-signing legal or contractual requirement to provide notice to, or to enter into any consultation procedure with, any labor union, labor organization or works council that is representing any employee of the Company or any of its Subsidiaries in connection with the execution of this Agreement or the consummation of the Transaction. The execution of this Agreement and the consummation of the Transaction will not result in any material breach or other violation of any Collective Bargaining Agreement to which the Company or any of its Subsidiaries is a party or bound.

(b) Employment Law. The Company and its Subsidiaries are, and have been since January 1, 2022, in material compliance with all Laws with respect to employment (including Laws regarding wage and hour requirements, immigration status, discrimination in employment, employee health and safety, worker classification, the WARN Act and collective bargaining). Since January 1, 2022, there have been no actual, or, to the Knowledge of the Company, threatened in writing, material Legal Proceedings relating to labor or employment matters.

(c) Sexual Harassment or Discrimination. None of the Company or any of its Subsidiaries is a party to a settlement agreement with a current or former director, officer, employee or independent contractor of the Company or any of its Subsidiaries that involves allegations relating to discrimination, sexual harassment, or sexual misconduct by either (i) an officer of the Company or any of its Subsidiaries or (ii) an employee of the Company or any of its Subsidiaries at the level of Vice President or above. In the last five (5) years, no allegations of discrimination, sexual harassment or sexual misconduct have been made against (i) an officer of the Company or any of its Subsidiaries or (ii) an employee of the Company or any of its Subsidiaries at the level of Vice President or above.

(d) No Prior Restrictions. To the Company’s Knowledge, no employee of the Company or its Subsidiaries is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement or restrictive covenant obligation: (i) to the Company or any of its Subsidiaries or (ii) to a former employer of any such employee relating to the (A) right of any such employee to be employed by the Company or any of its Subsidiaries or (B) knowledge or use of trade secrets or proprietary information.

3.20 Compliance with Laws.

(a) The Company and each of its Subsidiaries is, and at all times since January 1, 2022 has been in compliance with all Laws that are applicable to the Company and its Subsidiaries or to the conduct of the business or operations of the Company and its Subsidiaries except, in each case, as has not been, and would not reasonably be expected to be, material to the Company and its Subsidiaries, taken as a whole.

(b) Except as has not been and would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, as of the date of this Agreement (i) the Company and its Subsidiaries have all Governmental Authorizations necessary for the ownership and operation of its business as presently conducted, and each such Governmental Authorization is in full force and effect; (ii) the Company and its Subsidiaries are, and since January 1, 2022, have been, in compliance with the terms of all Governmental Authorizations necessary for the ownership and operation of their respective businesses; and (iii) since January 1, 2022, neither the Company nor any of its Subsidiaries has received written notice from any Governmental Authority alleging any conflict with, or violation or breach of, any such Governmental Authorization, the substance of which has not been resolved.

3.21 Legal Proceedings; Orders.

(a) No Legal Proceedings. There are no material Legal Proceedings that are pending, or to the Knowledge of the Company threatened in writing, against the Company or any of its Subsidiaries or any present or former director or officer of the Company or any of its Subsidiaries in such individual’s capacity as such.

(b) No Orders. Neither the Company nor any of its Subsidiaries (or any of their respective properties or assets) is subject to any Order that would prevent or materially delay the consummation of the Transaction by the Company.

3.22 Insurance. As of the date of this Agreement, the Company and its Subsidiaries have all material policies of insurance covering the Company and its Subsidiaries and their respective employees, properties and assets, including policies of life, property, fire, workers’ compensation, products liability, directors’ and officers’ liability and other casualty and liability insurance, that is customarily carried by Persons conducting business similar to that of the Company and its Subsidiaries. Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, all such insurance policies are in full force and effect, all premiums due thereon have been paid in full, the limits of all such insurance policies are fully in place without any erosion, no notice of cancellation has been received with respect to any of the insurance policies, there are no material claims pending under any such insurance policies as to which coverage has been denied or disputed (other than reservation of rights) by the insurers of such insurance policies and there is no existing default or event that, with notice or lapse of time or both, would constitute a default by any insured under any of the insurance policies.

3.23 Anti-Corruption Compliance. None of the Company, any of its Subsidiaries, or, to the Knowledge of the Company, any officer, director, employee, agent, representative or other Person acting for the benefit of or on behalf of the Company or its Subsidiaries (in each case in their capacity as such) has, in the past five (5) years, taken any action that would cause any of the foregoing to be in violation of the United States Foreign Corrupt Practices Act, the UK Bribery Act 2010, any other applicable anticorruption Laws or any applicable Laws relating to combatting money laundering, terrorism and/or other financial crime. Each of the Company and its Subsidiaries has instituted and maintains policies and procedures reasonably designed to promote and achieve compliance with all applicable anticorruption and anti-money laundering Laws and regulations and with the representations and warranties contained herein.

3.24 Compliance with Customs & Trade Laws and Sanctions.

(a) For the applicable statute of limitations period, the Company and its directors and officers, and, to the Knowledge of the Company, employees and agents have been in compliance in all respects with Customs & Trade Laws and Sanctions.

(b) Neither the Company, nor any of its shareholders, directors (supervisory or management), officers, members, employees or agents is, or has been, in the applicable statute of limitations period, a Sanctioned Person.

(c) The Company has implemented policies and procedures reasonably designed to ensure compliance with Customs & Trade Laws and Sanctions in each of the jurisdictions in which the Company does business.

(d) For the past five (5) years, the Company has obtained all required import and export licenses and all other necessary consents, notices, waivers, approvals, orders, authorizations, and declarations, and completed all necessary registrations and filings, required under applicable Customs & Trade Laws or Sanctions.

(e) For the past five (5) years, the Company has not engaged in any dealings or transactions in, with, or involving any Sanctioned Person or Sanctioned Jurisdiction in violation of Sanctions.

(f) Neither the Company nor any member of the Company has (i) made any voluntary, directed or involuntary disclosure to any Governmental Authority or similar agency with respect to any alleged act or omission arising under or relating to any non-compliance with any Customs & Trade Laws or Sanctions, (ii) to the Knowledge of the Company, been the subject of a current, pending or threatened investigation, inquiry or enforcement proceedings for violations of Customs & Trade Laws or Sanctions or any applicable anti-corruption or anti-money laundering laws, or (iii) violated or received any notice, request, penalty, or citation for any actual or potential non-compliance with Customs & Trade Laws or Sanctions or any applicable anti-corruption or anti-money laundering laws.

3.25 Related Party Transactions. Except for compensation or other employment arrangements, there are no Contracts between (i) the Company or the Company Subsidiaries, on the one hand, and (ii) any of the Company’s Affiliates, on the other hand, that would be required to be disclosed by the Company under Item 404 of Regulation S-K under the Securities Act.

3.26 Government Contracts. Since January 1, 2020, the Company has not (a) materially breached or violated any Law applicable to Government Contracts and the terms and conditions of (including all representations and certifications relating to) any Government Contract; (b) been suspended or debarred from bidding on Government Contracts by a Governmental Authority; (c) been audited (other than normal course audits) or, to the Knowledge of the Company, investigated by any Governmental Authority with respect to any Government Contract; (d) conducted or initiated any internal investigation or made any disclosure to any Governmental Authority with respect to any alleged or potential irregularity, misstatement, omission or violation of Law arising under or relating to a Government Contract; (e) to the Knowledge of the Company, received from any Governmental Authority or any other Person any written notice of material breach, cure, show cause, default, or violation of applicable Law with respect to any Government Contract; (f) had any Government Contract terminated by any Governmental Authority or any other Person for default or failure to perform; (g) received any small business set-aside contract, any other set aside contract or other order or contract requiring small business or other preferred bidder status; (h) entered any Government Contracts payable on a cost-reimbursement basis; or (i) failed to comply in any material respect with its obligations pursuant to Executive Order 11246 or any other applicable Law requiring affirmative action or other employment related actions for government contractors.

3.27 Security Clearances. At any time during the three (3) year period prior to the date hereof, the Company has been in material compliance with the NISPOM and any other applicable personnel or facility clearances regulations or contract provisions and all Company facilities with a facility security clearance have held at least a “satisfactory” rating from the DCSA with respect to the facility security clearances the Company is required to possess in order to perform the Classified Government Contracts. The Company has no unresolved audit or findings with DCSA or its predecessor agency or other relevant cognizant security agencies concerning any facility security clearance. To the Company’s Knowledge, other than this Agreement and the transactions con-templated hereby, there is no existing information, fact, condition, or circumstance that could reasonably be expected to cause the Company to lose a facility security clearance.

3.28 Brokers. Other than Centerview Partners LLC, no financial advisor, investment banker, broker, finder, or other similar agent that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries is entitled to any financial advisor, investment banking, brokerage, finder’s or other similar fee or commission in connection with the Transaction.

3.29 No Other Representations or Warranties. Except for the express representations and warranties made by the Company in this Article III (as qualified by the applicable items disclosed in the Company Disclosure Letter in accordance with the introduction to this Article III) or in any certificate delivered pursuant to this Agreement, neither the Company nor any other Person makes or has made to Parent or Merger Sub any representation or warranty, expressed or implied, at law or in equity, with respect to or on behalf of the Company or its Subsidiaries, their businesses, operations, assets, liabilities, financial condition or results of operations. Neither the Company nor any other Person makes or has made to Parent or Merger Sub any representation or warranty, expressed or implied, at law or in equity, with respect to the future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) of the Company or its Subsidiaries, or the accuracy or completeness of any information regarding the Company or its Subsidiaries or any other matter furnished or provided to Parent or Merger Sub or made available to Parent or Merger Sub in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement or the Transaction. Except for the express representations and warranties made by the Company in this Article III (as qualified by the applicable items disclosed in the Company Disclosure Letter), the Company and its Subsidiaries disclaim any other representations or warranties, whether made by the Company or any of its Subsidiaries or any of their respective Affiliates or representatives. The Company acknowledges and agrees that, (a) except for the representations and warranties made by Parent and Merger Sub in Article IV or in any certificate delivered pursuant to this Agreement, none of Parent, Merger Sub, or any other Person is making or has made any representations or warranty, expressed or implied, at law or in equity, with respect to or on behalf of Parent or its Subsidiaries (including Merger Sub) or their respective businesses, operations, assets, liabilities, financial condition or results of operations and (b) none of Parent, Merger Sub, or any other Person is making or has made any representations or warranty, expressed or implied, at law or in equity, with respect to the future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) of Parent or its Subsidiaries (including Merger Sub) or the accuracy or completeness of any information regarding Parent or its Subsidiaries (including Merger Sub) or any other matter furnished or provided to the Company or made available to the Company in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement or the Transaction. The Company specifically disclaims that it is relying upon or has relied upon any other representations or warranties that may have been made by any Person and acknowledges and agrees that Parent and its Affiliates (including Merger Sub) have specifically disclaimed and do hereby specifically disclaim any such other representations and warranties.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

With respect to any Section of this Article IV, except (a) as disclosed in the reports, statements and other documents, including any publicly filed schedules or exhibits thereto, filed by Parent with the SEC or furnished by Parent to the SEC, in each case pursuant to the Exchange Act on or after January 1, 2022 and at least two (2) Business Days prior to the date of this Agreement (to the extent that the relevance of any such disclosure with respect to any section of this Agreement is reasonably apparent on its face) (other than any disclosures contained or referenced therein under the captions “Risk Factors” and “Quantitative and Qualitative Disclosures About Market Risk”, disclosure set forth in any “forward-looking statements” disclaimer or any similar precautionary sections and any other disclosures contained or referenced therein that are predictive, cautionary or forward-looking in nature or any non-public materials) (it being understood that this clause (a) shall not apply to clause (a) of Section 4.1, Section 4.2 or Section 4.10), and (b) as set forth in the disclosure letter (subject to the terms of Section 9.12) delivered by Parent and Merger Sub to the Company on the date of this Agreement (the “Parent Disclosure Letter”) Parent and Merger Sub, hereby represent and warrant to the Company as follows:

4.1 Organization; Good Standing. Parent (a) is duly organized and validly existing pursuant to the Laws of Finland; and (b) has the requisite power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets, except, in the case of clause (b), as has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect. Merger Sub (i) is a corporation duly organized, validly existing and in good standing pursuant to the DGCL; and (ii) has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets. Neither Parent nor Merger Sub is in violation of its Organizational Documents.

4.2 Corporate Power; Enforceability. Each of Parent and Merger Sub has the requisite corporate power and authority to (a) execute and deliver this Agreement; (b) perform its covenants and obligations hereunder; and (c) consummate the Transaction. The execution and delivery of this Agreement by each of Parent and Merger Sub, the performance by each of Parent and Merger Sub of its respective covenants and obligations hereunder and the consummation of the Transaction, have been duly authorized and approved by all necessary action on the part of each of Parent and Merger Sub and, subject to Section 6.15, no additional actions on the part of Parent or Merger Sub are necessary to authorize the execution and delivery of this Agreement by each of Parent and Merger Sub, the performance by each of Parent and Merger Sub of its respective covenants and obligations hereunder, and the consummation of the Transaction. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.

4.3 Validity of Parent Shares.

(a) After giving effect to the Transaction, the Parent Shares underlying the Parent ADSs issued as Share Consideration and Mixed Consideration, as well as those Parent RSUs issued pursuant to Section 2.8(a) (and, when issued, the Parent Shares subject to such Parent RSUs), will (i) be duly authorized and validly issued, fully paid and nonassessable, (ii) be free and clear of liens of any kind, (iii) not be issued in violation of, conflict with, or breach of any contract or agreement (including, without limitation, the Deposit Agreement) or in violation of any preemptive or similar rights and (iv) have been issued pursuant to, and governed by, Finnish law. At the Closing, Parent will have all necessary corporate approvals in place to meet its obligation to deliver the Parent Shares underlying the Parent ADSs under this Agreement.

(b) The Deposit Agreement is in full force and effect. Upon the due issuance by the Depositary Bank of Parent ADSs against the deposit of the Parent Shares in accordance with the provisions of the Deposit Agreement, such Parent ADSs will be duly and validly issued under the Deposit Agreement. Persons in whose names Parent ADSs are registered will be entitled to the rights of registered holders of ADSs specified in the form of American Depositary Receipt set forth in Exhibit A to the Deposit Agreement and in the Deposit Agreement. The registration statement on Form F-6 relating to the Parent ADSs (Commission File No. 333-105373) (as amended and supplemented as of the date hereof, the “Effective F-6”) is effective under the Securities Act and a number of unissued Parent ADSs are registered thereby that, as of the date of this Agreement, would be sufficient to constitute the non-cash portion of the Merger Consideration and that may be issued from time to time upon vesting of Parent RSUs.

4.4 Non-Contravention. The execution and delivery of this Agreement by each of Parent and Merger Sub, the performance by each of Parent and Merger Sub of their respective covenants and obligations hereunder, and the consummation of the Transaction do not (a) violate or conflict with any provision of the Organizational Documents of Parent or Merger Sub; (b) violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration pursuant to any of the terms, conditions or provisions of any Contract or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent, Merger Sub or any of their properties or assets may be bound; (c) assuming the Governmental Authorizations referred to in Section 4.5 and the Regulatory Approvals are made or obtained, violate or conflict with any Law applicable to Parent or Merger Sub or by which any of their properties, assets, business or operations are bound; or (d) result in the creation of any lien (other than Permitted Liens) upon any of the properties, rights or assets of Parent or Merger Sub, except in the case of each of clauses (b), (c), and (d) for such violations, conflicts, breaches, defaults, terminations, accelerations or liens that have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.

4.5 Requisite Governmental Approvals. No Governmental Authorization is required on the part of Parent, Merger Sub or any of their Affiliates in connection with (a) the execution and delivery of this Agreement by each of Parent and Merger Sub; (b) the performance by each of Parent and Merger Sub of their respective covenants and obligations pursuant to this Agreement; or (c) the consummation of the Transaction, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware; (ii) such filings and approvals as may be required by any federal or state securities Laws, including the filing of the Form F-4 and, to the extent necessary, any Form F-6 with the SEC and compliance with any applicable requirements of the Exchange Act; (iii) the Regulatory Approvals; (iv) filing of the Finnish Trade Register notification regarding new Parent Shares; (v) registering the new Parent Shares in book-entry form on Euroclear Finland; and (vi) such other Governmental Authorizations the failure of which to obtain have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.

4.6 Legal Proceedings; Orders.

(a) No Legal Proceedings. There are no Legal Proceedings pending or, to the knowledge of Parent as of the date of this Agreement, threatened against Parent or Merger Sub that have had, or would reasonably be expected to have, a Parent Material Adverse Effect.

(b) No Orders. None of Parent or Merger Sub (nor any of their respective properties or assets) is subject to any Order that has had, or would reasonably be expected to have, a Parent Material Adverse Effect.

4.7 Parent SEC Documents; Financial Statements.

(a) Parent has filed all reports, schedules, forms, statements and other documents with the SEC required to be filed by Parent since January 1, 2022 (the “Parent SEC Documents”). As of their respective dates of filing, or, in the case of Parent SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act, their respective effective dates, and if amended or superseded prior to the date of this Agreement, then as of the date of such later filing, the Parent SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act, or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable thereto, each as in effect on the date that such Company SEC Report was filed or furnished. The Parent SEC Documents did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. To the knowledge of Parent, as of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the Parent SEC Documents and none of the Parent SEC Documents is the subject of any ongoing review by the SEC.

(b) The audited consolidated financial statements and the unaudited quarterly financial statements (including, in each case, the notes thereto) of Parent included in the Parent SEC Documents (the “Parent Financial Statements”) when filed complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, have been prepared in all material respects in accordance with IFRS (except, in the case of unaudited quarterly statements, as permitted by the applicable IFRS rules and standards) applied on a consistent basis during the periods and as of the dates involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year end adjustments, none of which adjustments has been or will be material in nature or amount).

(c) Except (A) as reflected, accrued or reserved against in Parent’s consolidated balance sheet as of December 31, 2023 (or the notes thereto) included in Parent’s Annual Report on Form 20-F filed prior to the date of this Agreement for the fiscal year ended December 31, 2023 or (B) for liabilities or obligations incurred in the ordinary course of business since January 1, 2022 or obligations which have been discharged or paid in full prior to the date of this Agreement, neither Parent nor any of its Subsidiaries has any liabilities, commitments or obligations, asserted or unasserted, known or unknown, absolute or contingent, whether or not accrued, matured or unmatured or otherwise, in each case that are of a nature required by IFRS to be disclosed, reserved or reflected in a consolidated balance sheet or the notes thereto, in each case except for any liabilities that have not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.8 Absence of Certain Changes or Events. From December 31, 2023 to the date of this Agreement there has not been any change, effect, event, occurrence or state of facts that has had or would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. The Parties acknowledge and agree that the transaction described on Section 4.8 of the Parent Disclosure Letter shall not be deemed to constitute a Parent Material Adverse Effect.

4.9 Ownership of Company Capital Stock. None of Parent, Merger Sub or any of their respective “affiliates” or “associates” is, or has been, an “interested stockholder” (in each case, as such quoted terms are defined in Section 203 of the DGCL) of the Company, in each case during the three (3) years prior to the date of this Agreement.

4.10 Brokers. Other than PJT Partners, no financial advisor, investment banker, broker, finder or other similar agent that has been retained by or is authorized to act on behalf of Parent or Merger Sub is entitled to any financial advisor, investment banking, brokerage, finder’s or other fee or commission in connection with the Merger.

4.11 Operations of Parent and Merger Sub. The authorized capital stock of Merger Sub consists solely of one hundred (100) shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. Merger Sub has been formed solely for the purpose of engaging in the Merger, and, prior to the Effective Time, Merger Sub will not have engaged in any other business activities and will have incurred no liabilities or obligations other than in connection with the Transaction. Parent owns beneficially and of record all of the outstanding capital stock, and other equity and voting interest in, Merger Sub free and clear of all liens (other than liens imposed by securities Laws).

4.12 No Parent Vote or Approval Required. No vote or consent of the holders of any capital stock of, or other equity or voting interest in, Parent is necessary to approve this Agreement or the Merger. The adoption of this Agreement by the affirmative vote or consent of Parent, as the sole stockholder of Merger Sub, is the only vote or consent of the holders of the capital stock of, or other equity interest in, Merger Sub necessary under applicable Law or its Organizational Documents to approve this Agreement or the Merger.

4.13 Available Funds. Assuming the satisfaction of the conditions set forth in Article VII, Parent or Merger Sub, as of the Closing, will have available funds sufficient to consummate the Transaction on the terms contemplated by this Agreement and to perform their respective obligations under this Agreement, including payment of the aggregate Merger Consideration in respect of all shares of Company Capital Stock, the amounts required under Section 2.8 and any other amounts required to be paid by Parent, Merger Sub and the Surviving Corporation in connection with or as result of the consummation of the Transaction and all related fees and expenses.

4.14 Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans. In connection with the due diligence investigation of the Company by Parent and Merger Sub, Parent and Merger Sub have received and may continue to receive from the Company certain estimates, projections, forecasts and other forward-looking information, as well as certain business and strategic plan information, regarding the Company and its Subsidiaries and their respective businesses and operations. Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, and other forward-looking statements, as well as in such business and strategic plans, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy, accuracy, and completeness of all estimates, projections, forecasts, and other forward-looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information, or business plans), and that Parent and Merger Sub have not relied on such information and will have no claim against the Company or any of its Subsidiaries, or any of their respective representatives, with respect thereto or any rights hereunder with respect thereto, except pursuant to the express terms of this Agreement. Without limiting the generality of the foregoing, Parent and Merger Sub each acknowledges and agrees that, except as set forth in Article III or in any certificate required to be delivered by the Company pursuant to the terms of this Agreement, neither the Company nor any other Person makes or has made to Parent or Merger Sub any representations or warranties with respect to any estimates, projections, forecasts, or other forward-looking information made available to Parent, Merger Sub or any of their respective Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Transaction).

4.15 No Other Representations or Warranties. Except for the express representations and warranties made by Parent and Merger Sub in this Article IV or in any certificate delivered pursuant to this Agreement, none of Parent, Merger Sub or any other Person makes or has made to the Company any representation or warranty, expressed or implied, at law or in equity, with respect to or on behalf of Parent, Merger Sub or their respective Subsidiaries, their businesses, operations, assets, liabilities, financial condition or results of operations. None of Parent, Merger Sub nor any other Person makes or has made to the Company any representation or warranty, expressed or implied, at law or in equity, with respect to the future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) of Parent or Merger Sub, or the accuracy or completeness of any information regarding Parent or its Subsidiaries (including Merger Sub) or any other matter furnished or provided to the Company or made available to the Company in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement or the Transaction. Except for the express representations and warranties made by Parent and Merger Sub in this Article IV, Parent and Merger Sub disclaim any other representations or warranties, whether made by Parent or Merger Sub for any of their respective Subsidiaries or any of their respective Affiliates or representatives. Each of Parent and Merger Sub acknowledges and agrees that, (a) except for the representations and warranties made by the Company in Article III (as qualified by the applicable items disclosed in the Company Disclosure Letter in accordance with the introduction to Article III) or in any certificate delivered pursuant to this Agreement, neither the Company nor any other Person is making or has made any representations or warranty, expressed or implied, at law or in equity, with respect to or on behalf of the Company or its Subsidiaries, or their respective businesses, operations, assets, liabilities, financial condition or results of operations and (b) none of the Company or any other Person is making or has made any representation or warranty, expressed or implied, at law or in equity, with respect to the future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) of the Company or its Subsidiaries or the accuracy or completeness of any information regarding the Company or its Subsidiaries or any other matter furnished or provided to Parent or made available to Parent in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement or the Transaction. Each of Parent and Merger Sub specifically disclaims that it is relying upon or has relied upon any other representations or warranties that may have been made by any Person and acknowledges and agrees that the Company and its Affiliates have specifically disclaimed and do hereby specifically disclaim any such other representations and warranties.

ARTICLE V

INTERIM OPERATIONS OF THE COMPANY

5.1 Affirmative Obligations.

(a) Except (A) as expressly contemplated by this Agreement; (B) as set forth in Sections 5.1 or 5.2 of the Company Disclosure Letter; (C) as required by applicable Law or Order; or (D) as approved by Parent in writing (which approval shall not be unreasonably withheld, conditioned or delayed), during the period from the execution and delivery of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, (i) conduct its business or, in case of any epidemic, pandemic or disease outbreak (including the COVID-19 pandemic), or any Law, mandate, directive, pronouncement or guideline issued by a Governmental Authority, the Centers for Disease Control and Prevention or the World Health Organization providing for business closures, “sheltering-in-place,” curfews or other similar restrictions in connection with or in response to an epidemic, pandemic or disease outbreak

(including the COVID-19 pandemic) or any change in such Law, mandate, directive, pronouncement or guideline or any material worsening of such conditions, use reasonable best efforts to conduct its business, in the ordinary course of business, and (ii) use reasonable best efforts to preserve intact in all material respects its current business operations, organization, ongoing businesses, licenses, permits, business relationships and goodwill with third parties, including vendors, suppliers, customers, partners and Governmental Authorities.

(b) It is agreed that no action or failure to act by the Company or any of its Subsidiaries in order to comply with any provision of Section 5.2 will be deemed a breach of this Section 5.1.

5.2 Forbearance Covenants.

(a) Except (A) as expressly contemplated by this Agreement, (B) as set forth in Sections 5.1 or 5.2 of the Company Disclosure Letter, (C) as required by applicable Law or Order, or Contracts set forth in Sections 5.1 or 5.2 of the Company Disclosure Letter or (D) as approved or requested by Parent in writing (which approval shall not be unreasonably withheld, conditioned or delayed), during the period from the execution and delivery of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall not, and shall not permit any of its Subsidiaries, to:

(i) amend the Organizational Documents of the Company or any of its Subsidiaries;

(ii) propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(iii) issue, sell or deliver, or agree or commit to issue, sell or deliver, any Company Securities or securities of any of the Subsidiaries of the Company, except (i) upon the settlement of Convertible Notes in accordance with the terms of the Convertible Notes Indentures; (ii) as required under the terms of any agreements in effect on the date of this Agreement, including any offer letters, employment agreements or award agreements, or upon the settlement of Company RSUs or Company PSUs in accordance with the applicable terms; (iii) for the issuance, delivery or sale of (or agreement to issue, sell or deliver) equity securities by any Subsidiary of the Company to the Company; or (iv) as contemplated by Section 5.2(a)(vii);

(iv) except for transactions solely among the Company and its Subsidiaries or solely among the Company’s Subsidiaries, directly or indirectly, reclassify, split, combine, subdivide or redeem, repurchase, purchase or otherwise acquire or amend the terms of, any of its capital stock or other equity or voting interest, other than (i) with respect to the Convertible Notes or Capped Calls; (ii) the withholding or sale of shares of Company Capital Stock to satisfy Tax obligations incurred in connection with the settlement of Company RSUs or Company PSUs in accordance with their terms; or (iii) the acquisition by the Company of Company RSUs or Company PSUs in connection with the forfeiture of such awards in accordance with their terms;

(v) (i) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock or other equity or voting interest, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock or other equity or voting interest, except for cash dividends made by any direct or indirect wholly owned Subsidiary of the Company to the Company or one of its other wholly owned Subsidiaries; or (ii) pledge or encumber (other than Permitted Liens not securing Indebtedness) any shares of its capital stock or other equity or voting interest;

(vi) (i) incur, assume or suffer any indebtedness for borrowed money or issue any debt securities, except, in each case, for (A) trade payables incurred in the ordinary course of business;

(B) loans or advances to direct or indirect wholly owned Subsidiaries of the Company; (C) short-term debt incurred to fund operations of the business in the ordinary course of business; (D) obligations incurred pursuant to business credit cards in the ordinary course of business; and (E) the incurrence of indebtedness under the Company Loan Agreement (including as amended, substituted or replaced as permitted by this Agreement); (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, except with respect to obligations of direct or indirect wholly owned Subsidiaries of the Company; (iii) make any loans, advances or capital contributions to, or investments in, any other Person, except for (1) extensions of credit to customers; (2) advances to directors, officers and other employees; (3) loans or advances between wholly owned Subsidiaries of the Company or between the Company and its Subsidiaries; and (4) capital contributions in or to wholly owned Subsidiaries of the Company, in each case of clauses (1) through (4), in the ordinary course of business; or (iv) mortgage or pledge any assets, tangible or intangible, or create or suffer to exist any lien thereupon, except for any Permitted Liens;

(vii) except as required pursuant to the terms of any Employee Plan or Collective Bargaining Agreement, or any Contract relating thereto, in accordance with its terms as in effect on the date of this Agreement or as set forth in Section 5.2(a)(vii) of the Company Disclosure Letter, (a) enter into, adopt, amend or modify in any material respect or terminate any Employee Plan, other than in connection with routine, immaterial or ministerial amendments to health and welfare plans that do not materially increase benefits or result in a material increase in administrative costs; (b) increase the compensation or benefits of any current or former director, executive officer or employee of the Company or any of its Subsidiaries or pay any amount or provide any benefit not provided under any Employee Plan in accordance with its terms as in effect as of the date of this Agreement; (c) grant or pay (or promise to grant or pay) any bonus or other incentive compensation, severance, retention, transaction, change of control, deferred compensation or similar payment or benefit to any current or former director, officer, employee or individual independent contractor of the Company or any of its Subsidiaries; (d) take any action to accelerate the vesting, lapsing of restrictions or any payment or benefit, or the funding of any payment or benefit, payable or to become payable to any current or former director, officer, employee or individual independent contractor of the Company or any of its Subsidiaries; or (e) hire or engage or terminate (other than for cause or upon resignation) any director, officer, employee or individual independent contractor, other than, in the ordinary course of business, any director, officer or employee who is not a member of the Executive Group or any individual independent contractor with an annual cash fee of less than three hundred thousand dollars ($300,000); except, in the case of each of clauses (a), (b) and (c), in conjunction with ordinary course new hires, promotions, changes in job position or status of any director, officer or employee who is not a member of the Executive Group or any individual independent contractor with an annual cash fee of less than three hundred thousand dollars ($300,000);

(viii) waive, release or amend any material restrictive covenant obligation of any current or former employee, independent contractor, officer or director of the Company or its Subsidiaries;

(ix) settle any pending or threatened Legal Proceeding, except for the settlement of any Legal Proceeding that (i) is for solely monetary payments of no more than two million dollars ($2,000,000) individually and ten million dollars ($10,000,000) in the aggregate and does not impose any material non-monetary obligations on, or restrictions against, or require an admission of liability by, the Company or its Subsidiaries; or (ii) is settled in compliance with Section 6.12;

(x) materially change the Company’s or its Subsidiaries’ methods, principles or practices of financial accounting or annual accounting period, except as required by GAAP, Regulation S-X of the Exchange Act (or any interpretation thereof) or by any Governmental Authority;

(xi) (i) make, change or revoke any material Tax election; (ii) settle, consent to or compromise any material Tax liability or any audit, examination or other proceeding relating to a material amount of Taxes; (iii) adopt or change any accounting method or change an annual accounting period; (iv) file any amended material Tax Returns; (v) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any analogous or similar provision of state, local or non-U.S. Law); (vi) surrender any right to claim a refund for material Taxes (other than solely as a result of the passage of time); (vii) consent to any extension or waiver of any limitation period with respect to any material Tax claim or assessment relating to the Company or any of its Subsidiaries; or (viii) request in writing any material Tax ruling from any Governmental Authority, (ix) file any material Tax Returns inconsistent with past practice, (x) except in the ordinary course of business, agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes, provided, that clauses (vii) and (x) shall not prevent the Company or any of its subsidiaries from obtaining any extensions of time to file any Tax Returns that are granted automatically or routinely by an applicable Governmental Authority;

(xii) incur or commit to incur any capital expenditures other than (i) consistent with, or with respect to any item set forth in the budget, not more than ten percent (10%) in excess of the amount allocated in, the capital expenditure budget for such item for the fiscal year 2024, set forth in Section 5.2(a)(xii) of the Company Disclosure Letter and (ii) pursuant to obligations imposed by any Material Contract or Real Property Lease in effect as of the date of this Agreement and made available to Parent prior to the date of this Agreement;

(xiii) enter into, extend, renew, assign, transfer, cancel, expressly waive any right under, modify, amend or terminate any Material Contract except, in each case, in the ordinary course of business (and, with respect to Material Contracts of the kind described in Section 1.1(ttt)(xi) or Section 1.1(ttt)(xii), in accordance with the Company’s past practice) or, with respect to Real Property Leases, terminations due to casualty, condemnation or upon the expiration thereof, or as contemplated by Section 5.2(a)(vi);

(xiv) terminate, allow to lapse or otherwise fail to keep in effect insurance policies in a manner inconsistent with past practice or customs in the industries in which the Company and its Subsidiaries conduct business, except, in each case, for any such termination pursuant to the terms of such policy;

(xv) effectuate a “mass layoff” or “plant closing” that would trigger notice obligations under WARN;

(xvi) (i) modify, renew, extend, or enter into any Collective Bargaining Agreement, or (ii) recognize or certify any labor union, labor organization, works council, or group of employees of the Company or its Subsidiaries as the new bargaining representative for any employees of the Company or its Subsidiaries;

(xvii) acquire (by merger, consolidation or acquisition of stock or assets) any other Person or any material equity interest therein with a fair market value in excess of (a) two million dollars ($2,000,000) in any one transaction or series of related transactions or (b) four million dollars ($4,000,000) in the aggregate, other than acquisitions of assets acquired from vendors or suppliers in the ordinary course of business;

(xviii) sell, assign, license, lease, transfer, abandon or otherwise dispose of, or create any lien on (other than any Permitted Lien), or otherwise dispose of, any of the Company’s or its Subsidiaries’ tangible assets, other than such sales, assignments, licenses, leases, transfers, liens or other dispositions that are in the ordinary course of business; provided, that the foregoing shall not permit any sales, assignments, licenses, leases, transfers, liens or other dispositions of the tangible assets referenced in Section 5.2(a)(xviii)(i) of the Company Disclosure Letter;

(xix) (i) sell, license or transfer any material Company Intellectual Property to any Person, other than non-exclusive licenses granted in the ordinary course of business consistent with past practice or pursuant to any Standard Outbound License; or (ii) abandon, withdraw, dispose of, intentionally permit to lapse or fail to preserve any material Company Registered Intellectual Property;

(xx) adopt any poison pill; or

(xxi) agree, resolve or commit to take any of the actions prohibited by this Section 5.2.

(b) If the Company desires to take an action that would be prohibited pursuant to this Section 5.2 without the prior approval of Parent, then, prior to taking such action, the Company (in lieu of the procedure outlined in Section 9.2) may request consent by sending an email to each of the individuals listed in Section 5.2 of the Company Disclosure Letter specifying, in reasonable detail, the action proposed to be taken (or omitted from being taken). Any of the individuals listed in Section 5.2 of the Company Disclosure Letter may grant consent by email on behalf of Parent. Parent shall use reasonable best efforts to respond affirmatively or negatively to such request within five (5) Business Days, provided that, if Parent does not respond in such period it shall not be deemed to have consented.

(c) If either Parent or Merger Sub notifies the Company that it has purported to terminate this Agreement for any reason, then the covenants of the Company and its Subsidiaries pursuant to this Section 5.2 and Section 6.11 will immediately cease and such provisions will no longer be in effect.

5.3 No Solicitation.

(a) No Solicitation or Negotiation. From the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company and its Subsidiaries shall not, and shall cause their respective directors (with respect to the Subsidiaries, excluding any statutory or other third party directors) and officers not to, and shall instruct their financial advisors not to, and not knowingly permit any of the Company’s other applicable Representatives to, directly or indirectly, (i) solicit, initiate, propose or knowingly induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, any proposal or offer that constitutes or would reasonably be expected to lead to, an Acquisition Proposal; (ii) furnish to any third Person (other than Parent, Merger Sub or any designees or Representatives of Parent or Merger Sub) any non-public information relating to the Company or any of its Subsidiaries or afford to any third Person (other than Parent, Merger Sub or any designees or Representatives of Parent or Merger Sub) access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries, in any such case to induce the making, submission or announcement of, or to knowingly encourage, facilitate or assist, an Acquisition Proposal or the making of any Acquisition Inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal; (iii) participate or engage in discussions, correspondence or negotiations with any third Person or its Representatives with respect to an Acquisition Proposal by such Person (or the making of any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal by such Person), in each case other than informing such Persons of the existence of the provisions contained in this Section 5.3, or to the extent necessary to clarify the terms of the Acquisition Proposal; or (iv) enter into any binding or non-binding letter of intent, memorandum of understanding, merger agreement, acquisition agreement or any Contract relating to an Acquisition Transaction, other than, in each case, an Acceptable Confidentiality Agreement entered into pursuant to Section 5.3(b) (any such letter of intent, memorandum of understanding, merger agreement, acquisition agreement or Contract relating to an Acquisition Transaction, an “Alternative Acquisition Agreement”). Subject to the terms of this Section 5.3, the Company shall immediately following the execution of this Agreement (x) cease and cause each of its Subsidiaries and the Company’s directors and officers to cease, and use reasonable best efforts to cause its other applicable Representatives to cease, any solicitations, discussions, correspondence or negotiations with any third Person or its Representatives (other than the Parties and their respective Representatives) in connection with an Acquisition Proposal by such Person (or proposal that would reasonably be expected to lead to an Acquisition Proposal by such Person), in each case that exists as of the date of this Agreement, and (y) terminate all access of any third Person (other than the Parties and their respective Representatives) to any electronic or physical data room (or other diligence access) maintained by the Company with respect to the Transaction. Following the date of this Agreement, the Company will not be required to enforce, and will be permitted to waive, any provision of any “standstill” or confidentiality agreement to the extent that such provision prohibits or purports to prohibit a confidential proposal being made to the Company or the Company Board (or any committee thereof) if the Company Board (or a committee thereof) has determined in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to waive such provision would be inconsistent with the Company Board’s fiduciary duties under applicable Law, provided that the Company shall not waive any, other provisions of any “standstill” or confidentiality agreement.

(b) Exceptions. Notwithstanding anything to the contrary in Section 5.3(a), at any time prior to the time of the Company’s receipt of the Requisite Stockholder Approval, the Company and the Company Board (or a committee thereof) may (i) negotiate and enter into an Acceptable Confidentiality Agreement and (ii) directly or indirectly through one or more of their Representatives, participate or engage in discussions, correspondence or negotiations with, furnish any non-public information relating to the Company or any of its Subsidiaries to, or afford access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries (pursuant to an Acceptable Confidentiality Agreement) to any Person or its Representatives that has made, renewed or delivered to the Company a bona fide written Acquisition Proposal after the date of this Agreement, and otherwise facilitate such Acquisition Proposal or assist such Person (and its Representatives and financing sources) with such Acquisition Proposal, in each case with respect to an Acquisition Proposal that was not the result of a breach of Section 5.3(a) (other than a de minimis breach) and that the Company Board (or a committee thereof) has determined in good faith (after consultation with its financial advisor and outside legal counsel) either constitutes a Superior Proposal or would reasonably be expected to lead to a Superior Proposal, and that failure to take such actions would be inconsistent with the Company Board’s fiduciary duties under applicable Law; provided that, subject to applicable Law, the Company shall provide to Parent and Merger Sub notice thereof and any non-public information or data that is provided to any Person given such access that was not previously made available to Parent and Merger Sub prior to or substantially concurrently with providing it to such Person.

(c) No Change in Company Board Recommendation or Entry into an Alternative Acquisition Agreement. Except as permitted by Section 5.3(d) or Section 5.3(f), the Company Board shall not:

(i) (A) withhold, withdraw, amend or modify, or publicly propose to withhold, withdraw, amend or modify, the Company Board Recommendation in a manner adverse to Parent; (B) adopt, approve or recommend (or publicly propose to adopt, approve or recommend) to the Company Stockholders an Acquisition Proposal; (C) fail to reaffirm the Company Board Recommendation within three (3) Business Days following the written request of the Parent prior to receiving the Requisite Stockholder Approval (or, if the Company Stockholder Meeting is scheduled to be held within ten (10) Business Days, then within one (1) Business Day after Parent so requests in writing), provided that the Company Board shall not be required to reaffirm the Company Board Recommendation on more than four (4) occasions in response to any Acquisition Proposal; or (D) fail to include the Company Board Recommendation in the Proxy Statement (any action described in clauses (A) through (D), a “Company Board Recommendation Change”); provided that, for the avoidance of doubt, none of the following shall constitute a Company Board Recommendation Change or violate this Section 5.3:

(1) the consideration or determination by the Company Board (or a committee thereof) that an Acquisition Proposal constitutes, or is reasonably likely to lead to, a Superior Proposal or the taking of any other action permitted by this Section 5.3; (2) the public disclosure by the Company of the determination that an Acquisition Proposal constitutes a Superior Proposal; or (3) the delivery by the Company of any notice contemplated by Section 5.3(d); or

(ii) cause or permit the Company or any of its Subsidiaries to enter into an Alternative Acquisition Agreement.

(d) Company Board Recommendation Change. Notwithstanding anything to the contrary in Section 5.3(c), at any time prior to obtaining the Requisite Stockholder Approval:

(i) the Company Board (or a committee thereof) may effect a Company Board Recommendation Change in response to an Intervening Event if the Company Board (or a committee thereof) determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to do so would be inconsistent with its fiduciary duties under applicable Law; provided that, the Company Board (or a committee thereof) shall not effect a Company Board Recommendation Change unless:

(1) the Company has provided prior written notice to Parent at least four (4) Business Days in advance to the effect that the Company Board (or a committee thereof) intends to effect a Company Board Recommendation Change, which notice shall specify the basis for such Company Board Recommendation Change, including a reasonably detailed description of the facts and circumstances relating to such Intervening Event;

(2) prior to effecting such Company Board Recommendation Change, during such four (4) Business Day period, the Company has negotiated with Parent and its Representatives in good faith (to the extent that Parent requested to do so) regarding any proposal by Parent to adjust the terms and conditions of this Agreement in response to such Intervening Event, and Parent does not make a binding proposal to the Company Board (or a committee thereof) to amend or modify the terms and conditions of this Agreement in such a manner that the Company Board (or a committee thereof) no longer determines in good faith that the failure to make a Company Board Recommendation Change in response to such Intervening Event would be inconsistent with its fiduciary duties under applicable Law; and

(ii) if the Company has received a bona fide written Acquisition Proposal that the Company Board (or a committee thereof) has determined in good faith (after consultation with its financial advisor and outside legal counsel) constitutes a Superior Proposal, then the Company Board (or a committee thereof) may (A) effect a Company Board Recommendation Change with respect to such Acquisition Proposal; or (B) authorize and cause the Company to terminate this Agreement pursuant to Section 8.1(h) in order to enter into an Alternative Acquisition Agreement with respect to such Acquisition Proposal; provided, that, the Company Board (or a committee thereof) shall not take any such action described in the foregoing clauses (A) or (B) unless:

(1) the Company Board (or a committee thereof) determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to do so would be inconsistent with its fiduciary duties under applicable Law;

(2) such Acquisition Proposal was not the result of a breach of Section 5.3(a) (other than any immaterial breach) and the Company has complied with its covenants and agreements pursuant to this Section 5.3(d) (other than any immaterial breach) with respect to such Acquisition Proposal;

(3) (A) the Company has provided prior written notice to Parent not less than four (4) Business Days in advance (the “Notice Period”) to the effect that the Company Board (or a committee thereof) intends to take the actions described in clauses (A) or (B) of the first paragraph of this Section 5.3(d)(ii) absent a revision to the terms and conditions of this Agreement that would result in such Acquisition Proposal no longer constituting a Superior Proposal, which notice will include the identity of the Person or Group making such Acquisition Proposal and copies of such Acquisition Proposal and all relevant agreements relating to such Acquisition Proposal; and (B) during the Notice Period, the Company has negotiated with Parent and its Representatives in good faith (to the extent that Parent requested to do so) regarding any proposal by Parent to adjust the terms and conditions of this Agreement in response to such Superior Proposal, and Parent does not make a binding proposal to the Company Board (or a committee thereof) to amend or modify the terms and conditions of this Agreement in such a manner that such Acquisition Proposal would no longer constitute a Superior Proposal; and

(4) following such Notice Period, the Company Board (or a committee thereof) (after consultation with its financial advisor and outside legal counsel and taking into account Parent’s proposed revisions to the terms and conditions of this Agreement and any other information provided by Parent) shall have determined that the failure of the Company Board (or a committee thereof) to make a Company Board Recommendation Change would be inconsistent with its fiduciary duties under applicable Law; provided that each time material modifications to the terms of an Acquisition Proposal determined to be a Superior Proposal are made (it being understood that any improvement to the financial terms of such proposal shall be deemed to be a material modification), the Company shall notify Parent of such modification and the Notice Period shall recommence for a period equal to the greater (x) of the remaining term of the initial Notice Period and (y) two (2) Business Days from the day of such notification.

(e) Notice. The Company shall as promptly as reasonably practicable (and, in any event, within 24 hours from the receipt thereof) notify Parent if an Acquisition Proposal, or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal or any Acquisition Inquiry, is received by the Company or, to the Knowledge of the Company (which for purposes of this Section 5.3(e) will be deemed to include the knowledge of each of the Company’s directors and officers), by any of its Subsidiaries or any of their Representatives. Such notice must include (i) the identity of the Person or Group making such Acquisition Proposal and, if in writing, a copy thereof, (ii) a summary of the other material terms and conditions of such proposals or offers, and (iii) a copy of any such proposal or offer and copies of all material agreements relating to such proposal or offer. Thereafter, the Company must keep Parent reasonably informed, on a prompt basis, of the status and material terms of any such proposals or offers (including any amendments thereto). The Company agrees that it shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement subsequent to the date of this Agreement that prohibits the Company from providing to Parent such material terms and conditions and other information.

(f) Certain Disclosures.

(i) Nothing contained in this Agreement will prohibit the Company or the Company Board (or a committee thereof) from (A) taking and disclosing to the Company Stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act (or any substantially similar communication in connection with the making or amendment of a tender offer or exchange offer), making a customary “stop-look-and-listen” communication to the Company Stockholders pursuant to Rule 14d-9(f) under the Exchange Act (or any substantially similar communication); (B) complying with Item 1012(a) of Regulation M-A promulgated under the Exchange Act; (C) informing any Person of the existence of the provisions contained in this Section 5.3; or (D) making any legally required disclosure to the Company Stockholders pursuant to applicable securities Laws with regard to the Transaction or an Acquisition Proposal; provided that the Company expressly restates the Company Board Recommendation in such public disclosure (other than in a customary “stop, look and listen” communication to the Company Stockholders pursuant to Rule 14d-9 promulgated under the Exchange Act).

(ii) It is understood and agreed that, for purposes of this Agreement, a factually accurate public statement by the Company or the Company Board (or a committee thereof) that (A) describes the Company’s receipt of an Acquisition Proposal; (B) identifies the Person or Group making such Acquisition Proposal; (C) provides the material terms of such Acquisition Proposal; or (D) describes the operation of this Agreement with respect thereto will not, in any case, be deemed to be (1) a withholding, withdrawal, amendment, qualification or modification, or proposal by the Company Board (or a committee thereof) to withhold, withdraw, amend, qualify or modify, the Company Board Recommendation; (2) an adoption, approval or recommendation with respect to such Acquisition Proposal; or (3) a Company Board Recommendation Change.

5.4 No Control of the Other Party’s Business. The Parties acknowledge and agree that the restrictions set forth in this Agreement are not intended to give Parent or Merger Sub, on the one hand, or the Company, on the other hand, directly or indirectly, the right to control or direct the business or operations of the other at any time prior to the Effective Time. Prior to the Effective Time, each of Parent, Merger Sub and the Company shall exercise, consistent with the terms, conditions and restrictions of this Agreement, complete control and supervision over their own business and operations.

ARTICLE VI

ADDITIONAL COVENANTS

6.1 Required Action and Forbearance; Efforts. Upon the terms and subject to the conditions set forth in this Agreement (including this Section 6.1) and subject to any different standard set forth herein with respect to any covenant or obligation, including with respect to the matters contemplated in Section 6.2, Section 6.3, Section 6.4, and Section 6.17, Parent and Merger Sub shall (and shall cause their respective Affiliates to, if applicable), on the one hand, and the Company shall (and shall cause its Subsidiaries to, if applicable), on the other hand, use their respective reasonable best efforts (a) to take (or cause to be taken) all actions; (b) do (or cause to be done) all things; and (c) assist and cooperate with the other Parties in doing (or causing to be done) all things, in each case as are necessary, proper or advisable pursuant to applicable Law or otherwise to consummate and make effective, as promptly as practicable, the Transaction, including by (i) causing the conditions to the Merger set forth in Article VII to be satisfied; (ii) (A) obtaining all consents, waivers, approvals, Orders and authorizations from Governmental Authorities; and (B) making all registrations, declarations and filings with Governmental Authorities, in each case that are necessary or advisable to consummate the Transaction; and (iii) obtaining, in consultation with Parent, all consents, waivers and approvals and delivering all notifications pursuant to any Material Contracts listed on Section 3.5(b) of the Company Disclosure Letter; provided, however, no Party shall be required to pay any fee, penalty or other consideration to any Governmental Authority or other third party in respect of any such consents, approvals or waivers. The Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to, effective as of no later than the Closing, take the ministerial actions set forth on Section 6.1 of the Company Disclosure Letter.

6.2 Regulatory Matters.

(a) Regulatory Filings. Each of Parent and Merger Sub (and their respective Affiliates, if applicable), on the one hand, and the Company (and its Affiliates, if applicable), on the other hand, shall, to the extent required, promptly (and, in any case, unless otherwise agreed by Parent and the Company acting reasonably (1) within ten (10) Business Days of the date of this Agreement in the case of filings under the HSR Act, (2) within fifteen (15) Business Days in the case of the filing of the draft CFIUS Notice and the DCSA Notice, and (3) as soon as reasonably practicable after the date of this

Agreement in the case of all other filings or submissions or, in any case, within such shorter time periods as may be required pursuant to applicable Law) file such applications, notification filings, forms and submissions, including any draft notifications in jurisdictions requiring pre-notification, with any Governmental Authority as are (x) required by applicable Antitrust Laws or Foreign Investment Laws in connection with the Transaction, (y) required to obtain DCSA Approval pursuant to the NISPOM Rule or required by any other applicable U.S. or non-U.S. national industrial security regulations, or (z) required to obtain any other Regulatory Approval. Each of Parent, Merger Sub and the Company shall (i) cooperate and coordinate (and shall cause their respective Affiliates to cooperate and coordinate) with the other in the making of such filings or submissions; (ii) supply the other (or cause the other to be supplied) with any information that may be required in order to make such filings or submissions; (iii) supply (or cause to be supplied) any additional information that may be required or requested by the applicable Governmental Authorities in connection with making such filings or submissions and obtaining the Regulatory Approvals; and (iv) use (and cause their respective Affiliates to use) reasonable best efforts to take all actions required, proper or advisable to obtain the Regulatory Approvals, in each case promptly and in any event prior to the Termination Date and to avoid any action, Legal Proceeding, Order or other determination by any Governmental Authority under any Antitrust Laws, Foreign Investment Laws, the NISPOM Rule or any other applicable U.S. or non-U.S. national industrial security regulations or any other Regulatory Approval; provided that nothing in this Section 6.2 shall require the Company, Merger Sub or Parent to accept any condition, limitation or remedy required to obtain any Regulatory Approvals that is not conditioned on the consummation of the Merger and solely (A) with respect to any condition or remedy required to obtain Regulatory Approvals under Antitrust Laws, that would require Parent, the Company or any of their respective Affiliates to sell, divest, or otherwise dispose of, license, hold separate, or take or commit to take any action that limits in any respect its freedom of action with respect to, or its ability to retain, any business, products, rights, services, licenses, assets or properties of Parent or the Company, or any of their Affiliates; or (B) with respect to any condition or remedy required to obtain Regulatory Approvals under Foreign Investment Laws, that would require the establishment or implementation or the agreement to establish or implement a proxy or voting trust agreement or the equivalent that would materially restrict or interfere with Parent’s rights to control the governance body of the Surviving Corporation following the consummation of the Merger (any such condition or remedy described in the foregoing clauses (A) and (B), a “Burdensome Condition”). The Company shall not, and shall cause its Affiliates not to, accept any Burdensome Condition without the prior written consent of Parent, which may be withheld at Parent’s sole discretion. Without limiting the foregoing, each of Parent and Merger Sub (and their respective Affiliates, if applicable), on the one hand, and the Company (and its Affiliates, if applicable), on the other hand, shall promptly inform the other of any communication from any Governmental Authority regarding the Merger in connection with such filings. Without limitation to Section 6.2(b), if any Party or Affiliate thereof receives any comments or a request for additional information or documentary material from any Governmental Authority with respect to the Merger, then such Party shall make (or cause to be made), as promptly as practicable and after consultation with the other Parties, an appropriate response to such request. Upon an FDI Turndown or a CFIUS Turndown, Parent or Merger Sub may, as many times as it reasonably determines to be necessary prior to the termination of this Agreement to obtain the applicable Regulatory Approval, request to withdraw the relevant filing from the relevant Governmental Authority (and any associated conditions imposed in connection therewith) and, if such withdrawal is effected, refile an application with the relevant Governmental Authority, and the Company shall cooperate in such request and refiling. Notwithstanding anything to the contrary in this Agreement, in no event will Parent effect any withdrawal of any application, notification filing, form or submission filed or submitted, or enter into any agreement or understanding with any Governmental Authority to delay or not effect the consummation of the Transaction, in each case with respect to any Regulatory Approvals, if such withdrawal, agreement or understanding would reasonably be expected to prevent the consummation of the Merger prior to the Termination Date.

(b) Cooperation. In furtherance and not in limitation of the foregoing, the Company, Parent and Merger Sub shall (and shall cause their respective Subsidiaries to), subject to any restrictions under applicable Laws, (i) promptly notify the other Parties of, and, if in writing, furnish the others with copies of (or, in the case of oral communications, advise the others of the contents of) any material communication received by such Person from a Governmental Authority in connection with the Transaction and permit the other Parties to review and discuss in advance (and to consider in good faith any comments made by the other Parties in relation to) any proposed draft notifications, formal notifications, filing, submission or other written communication (and any analyses, memoranda, white papers, presentations, correspondence or other documents submitted therewith) made in connection with the Transaction to a Governmental Authority; (ii) keep the other Parties informed with respect to the status of any such submissions and filings to any Governmental Authority in connection with the Transaction and any developments, meetings or discussions with any Governmental Authority in respect thereof, including with respect to (A) the receipt of any non-action, action, clearance, consent, approval or waiver, (B) the expiration of any waiting period, (C) the commencement or proposed or threatened commencement of any Legal Proceeding in connection with the receipt of the Regulatory Approvals, and (D) the nature and status of any objections raised or proposed or threatened to be raised by any Governmental Authority with respect to the Transaction; and (iii) not participate in any meeting, hearing, proceeding or discussions (whether in person, by telephone or otherwise) with or before any Governmental Authority in respect of the Transaction without giving the other Parties reasonable prior notice of such meeting, hearing, proceeding or discussion and, unless prohibited by such Governmental Authority, the opportunity to attend or participate. However, each of the Company, Parent and Merger Sub may designate any non-public or competitively sensitive information (including trade secrets) provided to any Governmental Authority as restricted to “outside counsel only” and any such information shall not be shared with employees, officers or directors or their equivalents of Parent and/or Merger Sub without approval of the Company if the Company is providing the non-public or competitively sensitive information, or of the Company if Parent and/or Merger Sub is providing such information; provided that each of the Company, Parent and Merger Sub may redact any valuation and related information before sharing any information provided to any Governmental Authority with another Party on an “outside counsel only” basis, and that the Company, Parent and Merger Sub shall not in any event be required to share information that is entitled to legal privilege with the other Parties, even on an “outside counsel” only basis, where this would reasonably be expected to cause such information to cease to be entitled to legal privilege.

(c) Strategy. Without limiting or otherwise modifying any of its obligations set forth elsewhere in this Section 6.2, Parent shall (after consulting with and considering in good faith the views of the Company) determine the strategy to be pursued for obtaining and lead the effort to obtain all necessary actions, nonactions, consents and clearances from Governmental Authorities in connection with the Transaction, and each Party shall use its reasonable best efforts to cooperate with each other Party in connection therewith.

(d) Legal Proceedings. In furtherance of, and without limiting or otherwise modifying any of Parent or Merger Sub’s obligations set forth elsewhere in this Section 6.2, if any Legal Proceeding by a Governmental Authority of competent jurisdiction is instituted challenging the Merger or any of the other transactions contemplated by this Agreement, Parent and Merger Sub shall (and shall cause their respective Affiliates to) (i) oppose fully and vigorously, including by defending through litigation, any such Legal Proceeding, (ii) pursue vigorously all available avenues of administrative and judicial appeal and (iii) use reasonable best efforts to have vacated, lifted, reversed or overturned any Law or Order that is in effect that prohibits, prevents or restricts consummation of the Merger or any of the other transactions contemplated by this Agreement, in each case until the Merger is consummated or this Agreement is validly terminated in accordance with Article VIII.

6.3 Proxy Statement and Other Required SEC Filings.

(a) Proxy Statement. As promptly as practical following the declaration of effectiveness of Form F-4 by the SEC, the Company (with the assistance and cooperation of Parent and Merger Sub as reasonably requested by the Company) shall prepare, mail to the Company Stockholders and file with the SEC a definitive proxy statement (as amended or supplemented, the “Proxy Statement”) relating to the Company Stockholder Meeting.

(b) Filing of Form F-4; Form F-6. As promptly as practicable following the date of this Agreement, Parent shall, with the assistance of Company, (i) prepare and cause to be filed with the SEC a registration statement on Form F-4 (of which the Proxy Statement shall form a part, such Form F-4 and any amendments or supplement thereto, the “Form F-4”) relating to the registration of the Parent Shares represented thereby to be issued as Share Consideration and Mixed Consideration, as well as those Parent Shares subject to the Parent RSUs issued pursuant to Section 2.8(a); and (ii) if necessary, prepare and shall cause the Depositary Bank to file with the SEC a Registration Statement on Form F-6, or on Form F-6 POS (collectively with all amendments and supplements thereto, the “Form F-6”, which term shall include, as applicable, the Effective F-6) relating to the registration of the Parent ADSs to be issued as Share Consideration and Mixed Consideration, as well as Parent ADSs representing those Parent Shares subject to the Parent RSUs to be issued pursuant to Section 2.8(a).

(c) Other Required Filing. If a Party determines that any document other than the Form F-4 or Form F-6 is required to be filed with, or furnished to, the SEC or another Governmental Authority in connection with the Merger pursuant to applicable Law (such document, as amended or supplemented, an “Other Required Filing”), then such Party (with the assistance and cooperation of the other Parties as reasonably requested by such Party) shall promptly prepare and file such Other Required Filing. The Parties shall use their reasonable best efforts to cause the Form F-4, Form F-6 and any Other Required Filing for which they are responsible to comply as to form in all material respects with the applicable requirements of the Securities Act, Exchange Act, the applicable rules of the SEC, NYSE, and NASDAQ. The Parties may not file or furnish the Form F-4, Form F-6 or any Other Required Filing with the SEC without providing the other Parties and their counsel a reasonable opportunity to review and comment on such document and will give due consideration to all reasonable additions, deletions or changes suggested thereto by such other Parties and their counsel (other than with respect to any Other Required Filing related to an Acquisition Proposal or a Company Board Recommendation Change).

(d) Furnishing Information.

(i) Each of the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall furnish all information concerning it and its Affiliates, if applicable, as the other Party or Parties (as applicable) may reasonably request in connection with the preparation and filing with the SEC of the Form F-4, Form F-6 and any Other Required Filing. If at any time prior to the Election Deadline any information relating to the Company, Parent, Merger Sub or any of their respective Affiliates should be discovered by the Company, on the one hand, or Parent or Merger Sub, on the other hand, that should be set forth in an amendment or supplement to the Form F-4, Form F-6 or any Other Required Filing, as the case may be, so that such filing would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then the Party that discovers such information shall promptly notify the other, and an appropriate amendment or supplement to such filing describing such information shall be promptly prepared and filed with the SEC by the appropriate Party and, to the extent required by applicable law or the SEC or its staff, disseminated to the Company Stockholders.

(ii) Each of the Company, Parent and Merger Sub shall use reasonable best efforts to ensure that the information supplied (or to be supplied) by, or on behalf of, such Person to be included in the Form F-4, the Form F-6 or any Other Required Filing will not, at the time the Form F-4, the Form F-6 or such Other Required Filing and any amendment thereof or supplement thereto are filed with the SEC, at the time the Proxy Statement is first disseminated to the Company Stockholders and at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company, Parent or Merger Sub with respect to statements made therein based on information supplied by the other of the Company or Parent and Merger Sub for inclusion or incorporation by reference therein. Notwithstanding anything in this Agreement to the contrary, Parent shall be with the assistance of the Company, responsible for the preparation of pro forma financial statements required to be included in the Form F-4 or Form F-6, if any. The Company and Parent shall cooperate with each other and use their respective reasonable best efforts (i) to have the Proxy Statement cleared by the SEC as promptly as practicable after its filing; (ii) to have the Form F-4 and the Form F-6 declared effective under the Securities Act as promptly as practicable after its filing and keep the Form F-4 and Form F-6 effective for so long as necessary to consummate the Merger.

(e) Consultation Prior to Certain Communications. The Company and its Representatives, on the one hand, and Parent, Merger Sub and their respective Representatives, on the other hand, may not communicate in writing with the SEC or its staff with respect to the Form F-4, Form F-6 or any Other Required Filing without first providing the other Parties a reasonable opportunity to review and comment on such written communication, and each Party shall give due consideration to all reasonable additions, deletions or changes suggested thereto by the other Parties or their respective counsel. None of the Company, Parent or any of their respective Representatives shall agree to participate in any material or substantive meeting or conference (including by telephone) with the SEC, or any member of the staff thereof, in respect of the Form F-4, the Form F-6 or any Other Required Filing unless it consults with the other Parties in advance and, to the extent permitted by the SEC, allows the other Parties to participate.

(f) Notices. The Company, on the one hand, and Parent and Merger Sub, on the other hand, shall advise the other, promptly after it receives notice thereof, of any receipt of a request by the SEC or its staff for (i) any amendment or revisions to the Form F-4, Form F-6 or any Other Required Filing, as the case may be; (ii) any receipt of comments from the SEC or its staff on the Form F-4, Form F-6 or any Other Required Filing, as the case may be; or (iii) any receipt of a request by the SEC or its staff for additional information in connection therewith, except, in each case, to the extent related to an Acquisition Proposal or a Company Board Recommendation Change. Parent and the Company shall respond as to any comments received from the SEC or its staff on the Form F-4, Form F-6 or any Other Required Filing as promptly as practicable after its receipt thereof. Parent shall advise the Company, promptly after receipt of notice thereof, of the time of effectiveness of the Form F–4, the Form F-6 and any Other Required Filing and the issuance of any stop order relating thereto or the suspension of the qualification of Parent ADSs or the Parent Shares represented thereby for offering or sale in any jurisdiction, and each of the Company and Parent shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

(g) Each of the Company and Parent shall use its reasonable best efforts to take any other action required to be taken by it under the Securities Act, the Exchange Act, the rules and policies of NASDAQ and the NYSE, the DGCL, and the Finnish Companies Act. Subject to Section 5.3(d) and Section 6.3(a), the Proxy Statement shall include the Company Board Recommendation.

(h) Parent shall take, or cause to be taken, all actions, and to do or cause to be done all things, necessary, proper or advisable under applicable Law and the rules and policies of the NYSE,

NASDAQ, the SEC and the Finnish Companies Act to cause (i) the Parent ADSs to be registered pursuant to the Form F-6 to be listed on the NYSE no later than the Effective Time; (ii) the Parent Shares to be registered pursuant to the Form F-4 underlying the Parent ADSs to be admitted to listing on the official list of Nasdaq Helsinki Ltd. and Euronext Paris, in each case, subject to official notice of issuance, no later than the Effective Time; (iii) on the Closing Date or as soon as practicable thereafter, the filing of the Finnish Trade Register notification regarding the Parent Shares underlying the Parent ADSs to be issued as Merger Consideration; and (iv) on the Closing Date or as soon as practicable thereafter, the registration of the Parent Shares underlying the Parent ADSs to be issued as Merger Consideration in book-entry form on Euroclear Finland. Parent shall obtain all necessary securities law or “blue sky” permits and approvals required to carry out the transactions contemplated by this Agreement.

6.4 Company Stockholder Meeting.

(a) Call of Company Stockholder Meeting. The Company shall establish a record date for, duly call, give notice of, convene and hold a meeting of its stockholders as promptly as practicable following the declaration of effectiveness of the Form F-4 by the SEC for the purpose of obtaining the Requisite Stockholder Approval (the “Company Stockholder Meeting”). In furtherance of the foregoing, the Company shall conduct in a timely manner a “broker search” in accordance with Rule 14a-13 of the Exchange Act. Subject to Section 5.3(d), the Company shall use its reasonable best efforts to solicit proxies to obtain the Requisite Stockholder Approval. In the event that the Company Board makes a Company Board Recommendation Change pursuant to Section 5.3(d), (A) the Company will nevertheless submit this Agreement to the Company Stockholders for the purpose of obtaining the Requisite Stockholder Approval unless this Agreement shall have been terminated in accordance with its terms prior to the Company Stockholder Meeting; and (B) the Company shall not be required to include the Company Board Recommendation in the Proxy Statement. The Company shall permit Parent and its Representatives to attend the Company Stockholder Meeting.

(b) Adjournment of Company Stockholder Meeting. Notwithstanding anything to the contrary in this Agreement, nothing will prevent the Company from postponing or adjourning the Company Stockholder Meeting (i) to allow additional solicitation of votes in order to obtain the Requisite Stockholder Approval; (ii) if there are holders of an insufficient number of shares of the Company Capital Stock present or represented by proxy at the Company Stockholder Meeting to constitute a quorum at the Company Stockholder Meeting; or (iii) if the Company Board (or a committee thereof) has determined in good faith (after consultation with outside legal counsel) that the Company is (A) required to postpone or adjourn the Company Stockholder Meeting by applicable Law or a request from the SEC or its staff or (B) reasonably likely to be required under applicable Law to postpone or adjourn the Company Stockholder Meeting in order to give the Company Stockholders sufficient time to evaluate any information or disclosure that the Company has sent to the Company Stockholders or otherwise made available to the Company Stockholders (including in connection with any Company Board Recommendation Change); provided, however, that, subject to the fiduciary duties of the Company Board, in no event shall the Company Stockholder Meeting be postponed or adjourned more than twice or for more than twenty (20) Business Days in the aggregate without the prior written consent of Parent (not to be unreasonably delayed, conditioned or withheld).

6.5 Anti-Takeover Laws. The Company and the Company Board shall (a) take all reasonable actions within their power to ensure that no “anti-takeover” statute or similar statute or regulation is or becomes applicable to the Transaction; and (b) if any “anti-takeover” statute or similar statute or regulation becomes applicable to the Transaction, take all reasonable actions within their power to ensure that the Transaction may be consummated as promptly as reasonably practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Transaction.

6.6 Access. As necessary during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall afford Parent and its Representatives reasonable access, consistent with applicable Law, during normal business hours, upon reasonable advance request, to the properties, books and records, Contracts and personnel (including employees and agents) of the Company and its Subsidiaries solely to the extent necessary for the purpose of planning for the potential consummation of the Merger and the operation of the Company following the Closing. Notwithstanding the prior sentence, the Company may restrict or otherwise prohibit access to any documents or information to the extent that (a) any applicable Law or Contract requires the Company to restrict or otherwise prohibit access to such documents or information; (b) access to such documents or information would result in the waiver of any attorney-client privilege, work product doctrine or other privilege applicable to such documents or information; (c) access to a Contract to which the Company or any of its Subsidiaries is a party or otherwise bound would violate or cause a default pursuant to, or give a third Person the right to terminate or accelerate the rights pursuant to, such Contract; (d) access would result in the disclosure of any trade secrets (including source code) of the Company, any of its Subsidiaries or any third Persons; or (e) such documents or information are reasonably pertinent to any adverse Legal Proceeding between the Company and its Affiliates, on the one hand, and Parent and its Affiliates, on the other hand; provided that the Company shall give notice to Parent of the fact that it is withholding such information or documents and thereafter the Company shall use its reasonable best efforts to allow the disclosure of such information (or as much of it as possible) in a manner that would not violate any of the foregoing clauses (a) through (e). Nothing in this Section 6.6 shall be construed to require the Company, any of its Subsidiaries or any of their respective Representatives to prepare any reports, analyses, appraisals, opinions or other information. Any investigation conducted pursuant to the access contemplated by this Section 6.6 shall be conducted in a manner that (i) does not unreasonably interfere with the conduct of the business of the Company and its Subsidiaries or otherwise result in any significant interference with the prompt and timely discharge by officers, employees and other authorized Representatives of the Company or any of its Subsidiaries of their normal duties or (ii) create a risk of damage or destruction to any property or assets of the Company or its Subsidiaries. Any access to the properties of the Company and its Subsidiaries (x) shall be subject to the Company’s reasonable safety and security measures and insurance requirements and the terms of any underlying lease thereof, and (y) shall not include any testing, sampling, monitoring or analysis of soil, groundwater, building materials, indoor or ambient air, or other environmental media without the written consent of the Company, which may be withheld at the Company’s sole discretion. Notwithstanding anything to the contrary in this Agreement, the Company may satisfy its covenants set forth in this Section 6.6 by electronic means if physical access is not reasonably feasible. All requests for access pursuant to this Section  6.6 must be directed to the General Counsel of the Company, or another person designated in writing by the Company.

6.7 Section 16(b) Exemption. Prior to the Effective Time, the Company shall be permitted to take all such actions as may be reasonably necessary or advisable hereto to cause the Merger, and any dispositions of equity securities of the Company (including derivative securities) (including the disposition, cancellation, or deemed disposition and cancellation of Company Capital Stock, Company RSUs or Company PSUs) in connection with the Merger by each individual who is a director or executive officer of the Company, to be exempt pursuant to Rule  16b-3 promulgated under the Exchange Act.

6.8 Directors’ and Officers’ Exculpation, Indemnification and Insurance.

(a) Indemnified Persons. Parent and its Subsidiaries shall (and Parent shall cause the Surviving Corporation to) honor and fulfill, in all respects, the obligations of the Company pursuant to any indemnification agreements between the Company and any of its Subsidiaries, on the one hand, and any of its current or former directors or officers (and any person who becomes a director or officer of the Company prior to the Effective Time), on the other hand (each, together with such Person’s heirs, executors and administrators in their capacity as such, an “Indemnified Person” and, collectively, the “Indemnified Persons”). In addition, during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, Parent and its Subsidiaries shall (and Parent shall cause the Surviving Corporation to) cause the Organizational Documents of the Surviving Corporation to contain provisions with respect to indemnification, exculpation and the advancement of expenses of the Indemnified Persons that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions set forth in the Organizational Documents of the Company, as of the date of this Agreement. During such six (6)-year period, such provisions may not be repealed, amended or otherwise modified in any manner adverse to the Indemnified Persons except as required by applicable Law.

(b) Indemnification Obligation. Without limiting the generality of the provisions of Section 6.8(a), during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, Parent and its Subsidiaries shall, and Parent shall cause the Surviving Corporation and its Subsidiaries to, indemnify and hold harmless, to the fullest extent permitted by applicable Law, each Indemnified Person from and against any costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses), judgments, fines, penalties, losses, claims, damages, liabilities and amounts paid in settlement or compromise in connection with any Legal Proceeding, whether civil, criminal, administrative or investigative, whenever asserted, to the extent that such Legal Proceeding arises, directly or indirectly, out of or pertains, directly or indirectly, to (i) the fact that an Indemnified Person is or was a director, officer, or employee of the Company or such Subsidiary or Affiliate; (ii) any action or omission, or alleged action or omission arising out of or relating to matters existing or occurring prior to or at the Effective Time in such Indemnified Person’s capacity as a director, officer, or employee of the Company or any of its Subsidiaries or other Affiliates, or taken at the request of the Company or such Subsidiary or Affiliate (including in connection with serving at the request of the Company or such Subsidiary or Affiliate as a director, officer, employee, trustee or fiduciary of another Person (including any employee benefit plan)); and (iii) the Transaction, as well as any actions taken by the Company, Parent or Merger Sub with respect thereto (including any disposition of assets of the Surviving Corporation or any of its Subsidiaries that is alleged to have rendered the Surviving Corporation or any of its Subsidiaries insolvent), except that if, at any time prior to the sixth (6th) anniversary of the Effective Time, any Indemnified Person delivers to Parent a written notice asserting a claim for indemnification pursuant to this Section 6.8(b), then the claim asserted in such notice shall survive the sixth (6th) anniversary of the Effective Time until such claim is fully and finally resolved. In the event of any such Legal Proceeding, (A) each Indemnified Person will be entitled to retain his or her own counsel (the fees and expenses of which will be paid by the Surviving Corporation); (B) Parent and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) advance all reasonable fees and expenses (including reasonable fees and expenses of any counsel) as incurred by an Indemnified Person in the defense of such Legal Proceeding; (C) no Indemnified Person will be liable for any settlement of such Legal Proceeding effected without his or her prior written consent; and (D) none of Parent, the Surviving Corporation nor any of their respective Affiliates shall settle or otherwise compromise or consent to the entry of any judgment with respect to, or otherwise seek the termination of, any Legal Proceeding for which indemnification may be sought by an Indemnified Person pursuant to this Agreement unless such settlement, compromise, consent or termination includes an unconditional release of all Indemnified Persons from all liability arising out of such Legal Proceeding. Any determination required to be made with respect to whether the conduct of any Indemnified Person complies or complied with any applicable standard shall be made by independent legal counsel selected by the Surviving Corporation (which counsel shall be reasonably acceptable to such Indemnified Person), the fees and expenses of which shall be paid by the Surviving Corporation.

(c) D&O Insurance. During the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain in effect the directors’ and officers’ liability insurance maintained by or for the benefit of the Company as of the Effective Time (“D&O Insurance”) in respect of acts or omissions occurring at or prior to the Effective Time on terms (including with respect to coverage, conditions, retentions, limits and amounts) that are at least as favorable to the insureds as those of the D&O Insurance from insurance carriers with the same or better A.M. Best financial strength rating as the carriers of the D&O Insurance. In satisfying its obligations pursuant to the immediately preceding sentence of this Section 6.8(c), the Surviving Corporation shall not be obligated to pay annual premiums in excess of three hundred percent (300%) of the amount paid for the D&O Insurance (such three hundred percent (300%) amount, the “Maximum Annual Premium”). If any annual premiums of such insurance coverage exceed the Maximum Annual Premium, then the Surviving Corporation shall be obligated to obtain a policy (or policies) with the greatest coverage available for a cost not exceeding the Maximum Annual Premium. In lieu of the foregoing obligations in this Section 6.8(c), prior to the Effective Time the Company may purchase a prepaid “tail” policy with respect to the D&O Insurance from an insurance carrier(s) with the same or better A.M. Best financial strength rating as the Company’s current directors’ and officers’ liability insurance carrier(s) so long as the aggregate cost for such “tail” policy does not exceed the Maximum Annual Premium. If the Company elects to purchase such a “tail” policy prior to the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such “tail” policy in full force and effect for a period of no less than six (6) years after the Effective Time and continue to honor its obligations thereunder. If the Company is unable to obtain the “tail” policy and Parent or the Surviving Corporation are unable to obtain the insurance described in this Section 6.8(c) for an amount less than or equal to the Maximum Annual Premium, Parent shall cause the Surviving Corporation to, instead obtain as much comparable insurance as possible for an annualized premium equal to the Maximum Annual Premium.

(d) Successors and Assigns. If Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or Surviving Corporation or entity in such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then proper provisions shall be made so that the successors and assigns of Parent, the Surviving Corporation or any of their respective successors or assigns shall assume all of the obligations of Parent and the Surviving Corporation set forth in this Section 6.8.

(e) No Impairment. The obligations set forth in this Section 6.8 may not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person (or any other Person who is a beneficiary pursuant to the D&O Insurance or the “tail” insurance referred to in Section 6.8(c) without the prior written consent of such affected Indemnified Person. Each of the Indemnified Persons are intended to be third party beneficiaries of this Section 6.8, with full rights of enforcement as if a Party. The rights of the Indemnified Persons pursuant to this Section 6.8 shall be in addition to, and not in substitution for, any other rights that such Persons may have pursuant to (i) the Charter and Bylaws; (ii) the Organizational Documents of the Subsidiaries of the Company; (iii) any and all indemnification agreements entered into with the Company or any of its Subsidiaries; or (iv) applicable Law (whether at Law or in equity).

(f) Other Claims. Nothing in this Agreement is intended to, or shall be construed to, release, waive or impair any rights to insurance coverage or claims pursuant to any applicable insurance policy or indemnification agreement that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or employees, it being understood and agreed that the indemnification provided for in this Section 6.8 is not prior to or in substitution for any such coverage or claims pursuant to such policies or agreements.

6.9 Employee Matters.

(a) Existing Arrangements. The Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) honor, in accordance with their terms (including amendment and termination provisions), all employment agreements, change in control agreements, Collective Bargaining Agreements, obligations under the Law, and change in control or severance plans, policies and arrangements that the Company and its Subsidiaries have with their current and former officers, directors, employees and other individual service providers, except to the extent any such agreement or arrangement has been terminated or superseded by agreement of any such officer, director or employee with Parent. Without limiting the foregoing, for the period commencing at the Effective Time and ending on the one-year anniversary of the Effective Time, Parent shall (or shall cause the Surviving Corporation or other applicable Subsidiary of Parent to) provide each Continuing Employee with (i) while such Continuing Employee remains employed by Parent or any of its Subsidiaries, base salary or base wages, target short-term cash incentive compensation opportunities and employee benefits (excluding equity compensation, retention, transaction or change in control bonuses, defined benefit pension plans or retiree health and welfare plans) that are no less favorable in the aggregate to those provided to such Continuing Employee under the Employee Plans immediately before the Closing Date (provided that base salary or base wages shall be no less favorable than such employee’s base salary or base wages in effect as of immediately prior to the Closing Date) and (ii) severance benefits at least as favorable as such severance benefits provided under any severance agreement, plan, program, policy, or practice in effect for such Continuing Employee as of immediately prior to the Effective Time.

(b) New Plans. With respect to any employee benefit plans of Parent and its Subsidiaries, including the Surviving Corporation, in which any Continuing Employee becomes eligible to participate on or after the Effective Time (the “New Plans”), the Surviving Corporation, Parent and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) use commercially reasonable efforts to: (i) waive all exclusions, eligibility requirements, pre-existing condition requirements, physical examination requirements, evidence of insurability requirements, waiting periods, and actively-at-work or similar requirements, with respect to participation and coverage applicable to such employees and their eligible dependents under any New Plans, except to the extent such conditions, exclusions, requirements or waiting periods would apply under the analogous Employee Plan, (ii) provide each such employee and their eligible dependents with credit for any co-payments, deductibles, co-insurance, offset or other out-of-pocket amounts paid during the year in which the Closing Date occurs (and prior to the Effective Time) (to the same extent that such credit was given under the analogous Employee Plan prior to the Effective Time) in satisfying any applicable deductible, out-of-pocket or similar requirements under any New Plans, and (iii) recognize all service of such employees with the Company and its Subsidiaries for all purposes (including severance and vacation accruals) in any New Plan to the same extent that such service was taken into account under the analogous Employee Plan prior to the Effective Time; provided that the foregoing service recognition shall not apply (A) to the extent it would result in duplication of benefits for the same period of services, (B) for purposes of any defined benefit pension plan or benefit plan that provides retiree welfare benefits, or (C) to any benefit plan that is a frozen plan or provides grandfathered benefits.

(c) Company 401(k) Plan. Unless Parent requests otherwise in writing at least five (5) Business Days prior to the Closing Date, the Company shall take all actions necessary to effect the termination of any 401(k) Plans of the Company and its Subsidiaries (any such plans, the “Company 401(k) Plan”) or cause such plan to be terminated, effective as of no later than the date immediately preceding the Closing Date, contingent upon the occurrence of the Closing, and provide that participants in the Company 401(k) Plan shall become fully vested in any unvested portion of their Company 401(k) Plan accounts as of the date such plan is terminated. If Parent does not make the request described in the preceding sentence that the Company 401(k) Plan be continued, the Company shall provide Parent with evidence that the Company 401(k) Plan has been terminated (effective no later than immediately prior to the Closing Date and contingent on the Closing) pursuant to resolutions of the Company. The form and substance of such resolutions shall be subject to prior review by Parent. If the Company 401(k) Plan is terminated, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) designate and establish (if not already established) a tax-qualified defined contribution retirement plan with a cash or deferred arrangement under Section 401(k) of the Code that is sponsored by the Surviving Corporation or one of its Subsidiaries (the “Surviving Corporation 401(k) Plan”) that will cover Continuing Employees as soon as practicable following the Closing Date. In connection with the termination of the Company 401(k) Plan (if applicable), the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) cause the Surviving Corporation 401(k) Plan to accept from the Company 401(k) Plan the “direct rollover” of the account balance of each Continuing Employee who participated in the Company 401(k) Plan as of the date such plan is terminated and who elects such direct rollover in accordance with the terms of the Company 401(k) Plan and the Code.

(d) No Third-Party Beneficiary Rights; Related Matters. Notwithstanding anything to the contrary set forth in this Agreement, this Section 6.9 shall not be deemed to: (i) guarantee employment for any period of time for, or preclude the ability of Parent, the Surviving Corporation or any of their respective Subsidiaries to terminate any Continuing Employee; (ii) require Parent, the Surviving Corporation or any of their respective Subsidiaries to prevent the amendment, modification or termination thereof after the Effective Time; or (iii) create any third party beneficiary rights in any Continuing Employee (or beneficiary or dependent thereof or any other Person). Notwithstanding anything in this Section 6.9 to the contrary, nothing in this Agreement, whether express or implied, shall (i) be treated as the establishment, termination, amendment or other modification of any benefit or compensation plans or arrangements of the Company, Parent or any of their Affiliates or as a guarantee of employment or any term of employment for any employee or (ii) be construed to limit the ability of any party to establish, terminate, amend or modify any benefit or compensation plans or arrangements.

6.10 Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub to perform its obligations pursuant to this Agreement and to consummate the Transaction upon the terms and subject to the conditions set forth in this Agreement. Parent and Merger Sub shall be jointly and severally liable for the failure by either of them to perform and discharge any of their respective covenants, agreements and obligations pursuant to this Agreement.

6.11 Public Statements and Disclosure. Each of the initial press releases prepared by the Company and Parent, with respect to the execution of this Agreement shall be in the form previously agreed to by the Parties, and following such initial press releases, the Company and Parent shall consult with each other before issuing, and give each other the reasonable opportunity to review and comment upon (and consider in good faith any comments made by the other Parties in relation to), any press release or other public statements (or any statements that are reasonably likely to become public) with respect to the Transaction and shall not issue any such press release or make any such public statement prior to such consultation and without the prior written consent of (x) the Company in the case of any such press release or public statement by Parent or Merger Sub or (y) Parent in the case of any such press release or public statement by the Company (which consent shall not be unreasonably withheld or delayed), except that no such consent shall be required for any such press release or public statement required by applicable Law, court process or by obligations pursuant to any rules of, or listing agreement with, any national securities exchange or national securities quotation system (and then only after as much advance notice to the other Parties and consultation as is feasible) if the applicable Party has provided a right to review such press release or public statement (to the extent permissible); provided that neither the Company nor Parent shall be obligated to engage in such consultation with respect to communications (including communications directed to employees, suppliers, customers, partners, vendors or stockholders) that are consistent with public statements previously made in accordance with this Section 6.11 or any communications plan previously agreed to by Parent and the Company. Notwithstanding the foregoing, the restrictions set forth in this Section 6.11 shall not apply to the portion of any release or public statement (i) made or proposed to be made by the Company with respect to an Acquisition Proposal, a Superior Proposal or a Company Board Recommendation Change made in accordance with this Agreement or any action taken pursuant thereto or (ii) in connection with any dispute or Legal Proceeding between the Parties regarding this Agreement or the Merger.

6.12 Transaction Litigation. Prior to the Effective Time, the Company will provide Parent with prompt notice of all Transaction Litigation (including by providing copies of all pleadings with respect thereto) and keep Parent reasonably informed with respect to the status thereof. Notwithstanding anything to the contrary in Section 9.2, the notice contemplated by the prior sentence will only be delivered to counsel to Parent and may be delivered by email. The Company will (a) give Parent the opportunity to participate in (but not control) the defense, settlement or prosecution of any Transaction Litigation; and (b) consult with Parent with respect to the defense, settlement and prosecution of any Transaction Litigation. The Company may not compromise, settle or come to an arrangement regarding, or agree to compromise, settle or come to an arrangement regarding, any Transaction Litigation unless Parent has consented thereto in writing (which consent will not be unreasonably withheld, conditioned or delayed). For purposes of this Section 6.12, “participate” means that Parent will be kept apprised of proposed strategy and other significant decisions with respect to the Transaction Litigation by the Company (to the extent that the attorney-client privilege between the Company and its counsel is not undermined or otherwise affected), and Parent may offer comments or suggestions with respect to such Transaction Litigation but will not be afforded any decision-making power or other authority over such Transaction Litigation except for the settlement or compromise consent set forth above.

6.13 Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part pursuant to applicable Law and the rules and regulations of NASDAQ to cause (a) the delisting of the Company Common Stock from NASDAQ as promptly as practicable after the Effective Time; and (b) the deregistration of the Company Common Stock pursuant to the Exchange Act as promptly as practicable after such delisting.

6.14 Additional Agreements. If at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of either of the Company or Merger Sub, then the proper officers and directors of each Party shall use their reasonable best efforts to take such action.

6.15 Parent Vote. Immediately following the execution and delivery of this Agreement, Parent, in its capacity as the sole stockholder of Merger Sub, shall execute and deliver to Merger Sub and the Company a written consent adopting this Agreement in accordance with the DGCL.

6.16 Payoff Letters. Prior to the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to obtain customary payoff letters and lien release documentation (the “Payoff Letters”) from (a) the lenders under the Company Loan Agreement and (b) to the extent reasonably requested by Parent, the holders of other existing indebtedness for borrowed money of the Company and its Subsidiaries, in each case, providing for the payoff, discharge and termination of such indebtedness (or, with respect to existing letters of credit or swap agreements, the replacement, cash collateralization, or backstop thereof) on the Closing Date and, in each case, other than customary indemnity obligations that expressly survive by their terms. Notwithstanding anything to the contrary herein, in no event shall this Section 6.16 require the Company or any of its Subsidiaries to (x) cause the termination or repayment of any Indebtedness of the Company and its Subsidiaries unless the Closing shall have occurred, or (y) incur any liability in connection with the terminations of any such Indebtedness that is effective prior to the occurrence of the Closing.

6.17 Convertible Notes; Capped Calls.

(a) 2024 Notes. The Company shall pay the 2024 Notes in cash upon the maturity of the 2024 Notes or settle any conversions on or prior to the maturity date thereof, in each case, in accordance with the 2024 Notes Indenture.

(b) Convertible Notes. Prior to the Effective Time, the Company shall use its commercially reasonable efforts to: (i) within the time periods required by the term of the applicable Convertible Notes Indenture give all notices and take all other actions that may be required in connection with the transactions contemplated by this Agreement prior to the Effective Time under or in connection with the Convertible Notes Indentures, in each case, in a form reasonably acceptable to Parent; (ii) prior to the Effective Time, execute and deliver to the trustee a supplemental indenture with respect to each Convertible Notes Indenture outstanding at such time in a form reasonably satisfactory to Parent, effective as of the Effective Time and complying with the applicable requirements of the applicable Convertible Notes Indenture, together with any related certificates, legal opinions and other documents required by such Convertible Notes Indenture to be delivered in connection with such supplemental indenture; and (iii) provide all assistance and take all other actions reasonably requested by Parent (which shall not require any payment by the Company or its Subsidiaries) that are customary or necessary in connection therewith or required to the fulfillment of the Company’s obligations under the terms of the Convertible Notes and the Convertible Notes Indentures. Parent and its counsel shall be given the opportunity to review and comment on each such document or instrument, in each case, in accordance with the foregoing sentence before such document or instrument is provided to a trustee under any Convertible Notes Indenture.

(c) Capped Calls. Prior to the Effective Time, (i) within the time periods required by the terms of the Capped Call Documentation, the Company shall use commercially reasonable efforts to give all notices and take all other actions that may be required under or in connection with the Capped Calls prior to the Capped Calls Expiration Date as a result of the execution and delivery of this Agreement or the consummation of the Transaction, in each case in a form reasonably acceptable to Parent; and (ii) the Company shall not amend, modify or terminate the Capped Call Transactions without the prior written consent of Parent (other than the termination of the Capped Calls pursuant to their terms and any modification, adjustment or termination made by counterparties to the Capped Call Documentation without the need for consent of or agreement by the Company pursuant to the terms of the Capped Call Documentation); and (iii) use its reasonable best efforts to provide all assistance and take other actions reasonably requested by Parent (which shall not require any payment by the Company or its Subsidiaries) that are customary or necessary in connection therewith or required to the fulfillment of the Company’s obligations under the terms of the Capped Call Documentation.

6.18 Conduct of Business by Parent and Merger Sub. During the period commencing immediately following the execution of this Agreement until the Effective Time, unless the Company otherwise consents, Parent and Merger Sub will not, and will cause their Affiliates not to, enter or agree to enter into, or publicly disclose any intention to enter into, any definitive agreement for the acquisition of any business or Person that would reasonably be expected to (i) prevent or materially impair their ability to consummate the Merger or (ii) materially delay the consummation of the Merger.

6.19 VDR. As promptly as practicable following the date of this Agreement, the Company shall use reasonable best efforts to deliver to Parent two (2)  electronic copies of the contents of the VDR as of the date of this Agreement.

6.20 Prior Transaction. The parties acknowledge and agree that nothing in this Article VI shall restrict the consummation by Parent and its Subsidiaries, or the exercise by Parent and its Subsidiaries of an option to execute definitive agreements providing for the consummation of, the transaction described on Section 4.8 of the Parent Disclosure Letter substantially in accordance with its material terms as set out on Section 4.8 of the Parent Disclosure Letter.

ARTICLE VII

CONDITIONS TO THE MERGER

7.1 Conditions to Each Party’s Obligations to Effect the Transaction.

The respective obligations of Parent, Merger Sub and the Company to consummate the Transaction are subject to the satisfaction (or waiver by each of the Parties in writing) at or prior to the Effective Time of each of the following conditions:

(a) Requisite Stockholder Approval. The Company shall have received the Requisite Stockholder Approval at the Company Stockholder Meeting.

(b) No Prohibitive Laws or Injunctions. No Law or Order (whether temporary, preliminary or permanent) of any Governmental Authority of competent jurisdiction preventing, materially enjoining, materially restraining or materially impairing the consummation of the Merger (such Law or Order, a “Restraint”) shall have been enacted, entered, promulgated or enforced and be continuing in effect. It is agreed that the receipt by any Party of a form letter from the FTC’s Bureau of Competition, substantially in the form announced and disclosed by the FTC on August 3, 2021, will not result in a failure of the condition set forth in this Section 7.1(b) or Section 7.1(c) to be satisfied.

(c) Antitrust Laws Regulatory Approvals. The waiting periods (and any extensions thereof) applicable to the Merger pursuant to the HSR Act shall have expired or otherwise been terminated and the other Regulatory Approvals under the Antitrust Laws set forth on Schedule 7.1(c) shall have been obtained without imposition of a Burdensome Condition.

(d) Foreign Investment Laws Regulatory Approvals. The Regulatory Approvals under the Foreign Investment Laws set forth on Schedule 7.1(d) either (i) shall have been obtained, including by receipt of CFIUS Approval, or (ii) shall no longer be required under applicable Law, in each case, without imposition of a Burdensome Condition.

(e) DCSA Regulatory Approval. DCSA Approval shall have been received and shall remain in effect.

(f) Listing. The Parent ADSs to be delivered by Parent to the holders of Company Capital Stock as a result of a Share Election or a Mixed Election pursuant to Section 2.7(b) shall have been approved for listing on the NYSE, subject to official notice of issuance, and the Parent Shares underlying the Parent ADS shall have been approved for listing on the official list of Nasdaq Helsinki Ltd and Euronext Paris, subject to official notice of issuance.

(g) Form F-4 and F-6. The Form F-4 and, to the extent required, the Form F-6, shall have become effective under the Securities Act, and no stop order suspending the effectiveness of the Form F-4 and the Form F-6 shall have been issued and no proceedings for that purpose shall have been initiated by the SEC.

7.2 Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Transaction are subject to the satisfaction (or waiver by Parent) at or prior to the Effective Time of each of the following conditions:

(a) Representations and Warranties.

(i) Other than the representations and warranties listed in Section 7.2(a)(ii) and Section 7.2(a)(iii), the representations and warranties of the Company set forth in Article III of this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as if made at and as of the Closing Date (in each case, except to the extent that any such representation and warranty expressly speaks as of a specific date, in which case such representation and warranty shall be true and correct as of such specified date) without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein, except for such failures, individually or in the aggregate, to be true and correct that have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(ii) The representations and warranties set forth in Section 3.1, Section 3.2, Section 3.3, Section 3.4, Section 3.7 (excluding, for the avoidance of doubt, those representations and warranties listed in Section 7.2(a)(iii)) and Section 3.28 that (A) are not qualified by Company Material Adverse Effect or other materiality qualifiers shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made at and as of the Closing Date (in each case, except to the extent that any such representation and warranty expressly speaks as of a specific date, in which case such representation and warranty shall be true and correct in all material respects as of such specified date); and (B) are qualified by Company Material Adverse Effect or other materiality qualifiers shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as if made at and as of the Closing Date (in each case, except to the extent that any such representation and warranty expressly speaks as of a specific date, in which case such representation and warranty shall be true and correct in all respects as of such specified date).

(iii) The representations and warranties set forth in Section 3.7(a) and Section 3.7(d) shall be true and correct in all respects, except for any inaccuracies which are de minimis in nature, as of the date of this Agreement and as of the Closing Date as if made at and as of the Closing Date (in each case, except to the extent that any such representation and warranty expressly speaks as of a specific date, in which case such representation and warranty shall be true and correct in all respects, except for any inaccuracies which are de minimis in nature, as of such specified date).

(b) Performance of Obligations of the Company. The Company shall have performed and complied in all material respects with the covenants and agreements in this Agreement required to be performed and complied with by it at or prior to the Closing.

(c) Officer’s Certificate. Parent and Merger Sub shall have received a certificate of the Company, validly executed for and on behalf of the Company and in its name by the Chief Executive Officer of the Company, certifying that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied.

(d) Company Material Adverse Effect. No Company Material Adverse Effect shall have occurred or arisen after the date of this Agreement that is continuing.

7.3 Conditions to the Company’s Obligations to Effect the Transaction. The obligations of the Company to consummate the Transaction are subject to the satisfaction (or waiver by the Company) at or prior to the Effective Time of each of the following conditions:

(a) Representations and Warranties.

(i) Other than the representations and warranties listed in Section 7.3(a)(ii), the representations and warranties of Parent and Merger Sub set forth in Article IV of this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as if made on and as of such date (in each case, except to the extent that any such representation and warranty expressly speaks as of a specific date, in which case such representation and warranty shall be true and correct as of such specified date) without giving effect to any materiality or Parent Material Adverse Effect qualifications set forth therein, except for such failures, individually or in the aggregate, to be true and correct that have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.

(ii) The representations and warranties set forth in Section 4.1, Section 4.2, Section 4.4, and Section 4.10 that (A) are not qualified by Parent Material Adverse Effect or other materiality qualifiers shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made at and as of the Closing Date (in each case, except to the extent that any such representation and warranty expressly speaks as of a specific date, in which case such representation and warranty shall be true and correct in all material respects as of such specified date); and (B) are qualified by Parent Material Adverse Effect or other materiality qualifiers shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as if made at and as of the Closing Date (in each case, except to the extent that any such representation and warranty expressly speaks as of a specific date, in which case such representation and warranty shall be true and correct in all respects as of such specified date).

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed and complied in all material respects with the covenants and agreements in this Agreement required to be performed and complied with by Parent and Merger Sub at or prior to the Closing.

(c) Officer’s Certificate. The Company shall have received a certificate of Parent and Merger Sub, validly executed for and on behalf of Parent and Merger Sub and in their respective names by a duly authorized officer thereof, certifying that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

8.1 Termination. This Agreement may be validly terminated only as follows (it being understood and agreed that this Agreement may not be terminated for any other reason or on any other basis):

(a) at any time prior to the Effective Time (whether prior to or after the receipt of the Requisite Stockholder Approval) by mutual written agreement of Parent and the Company;

(b) by either Parent or the Company, at any time prior to the Effective Time (whether prior to or after the receipt of the Requisite Stockholder Approval) if any Restraint has become permanent, final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any Party that has failed to comply with the terms of Section 6.2 or Section 6.18, as applicable;

(c) by either Parent or the Company, at any time prior to the Effective Time (whether prior to or after the receipt of the Requisite Stockholder Approval) if the Effective Time has not occurred by 11:59 p.m., New York City time, on June 27, 2025 (the “Termination Date”); provided that if on the Termination Date, any of the conditions set forth in Section 7.1(b) (to the extent that the applicable Restraint constitutes or is enacted, entered, promulgated or enforced under, an Antitrust Law, a Foreign Investment Law or the NISPOM Rule), Section 7.1(c), Section 7.1(d) or Section 7.1(e) shall not have not been satisfied, then the Termination Date shall be automatically extended (without the action of any Party) to December 27, 2025, and such date shall become the Termination Date for purposes of this Agreement; provided, further, that in the event that the Closing would occur in accordance with Section 2.3 on a date (the “Specified Date”) that occurs within three (3) Business Days after the Termination Date (as extended pursuant to this Section 8.1(c)), then the Termination Date shall be automatically extended to the Specified Date and the Specified Date shall become the Termination Date for purposes of this Agreement; provided, further, that in the event of a Government Shutdown that occurs prior to the Termination Date (as extended pursuant to this Section 8.1(c)), the Termination Date shall be automatically extended by one (1) calendar day for each calendar day that such Government Shutdown lasts (such extension as a result of one or more Government Shutdowns not to exceed one hundred eighty (180) days in the aggregate); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to (i) either Parent or the Company if the other Party is pursuing a Legal Proceeding against it pursuant to Section 9.8(b); or (ii) any Party whose action or failure to act (which action or failure to act constitutes a breach by such Party of this Agreement) has been the primary cause of, or primarily resulted in, either (A) the failure to satisfy any of the conditions to the obligations of the other Party to consummate the Merger set forth in Article VII prior to the Termination Date, or (B) the failure of the Effective Time to have occurred prior to the Termination Date;

(d) by Parent or the Company, at any time prior to the Effective Time if the Company Stockholder Meeting is held and the Requisite Stockholder Approval is not received at such meeting;

(e) by Parent, if the Company has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 7.1 or Section 7.2, except that if such breach or failure to perform is capable of being cured by the Termination Date, Parent shall not be entitled to terminate this Agreement prior to the delivery by Parent to the Company of written notice of such breach or failure to perform, delivered at least thirty (30) days prior to such termination, stating Parent’s intention to terminate this Agreement pursuant to this Section 8.1(e) and the basis for such termination, it being understood that Parent shall not be entitled to terminate this Agreement if such breach or failure to perform has been cured prior to the end of such thirty (30) day period; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(e) if, at the time that such termination would otherwise take effect in accordance with the foregoing, Parent or Merger Sub is then in material breach of any representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 7.1 or Section 7.3 to be satisfied;

(f) by Parent, at any time prior to the Company receiving the Requisite Stockholder Approval, if the Company Board (or a committee thereof) has effected a Company Board Recommendation Change;

(g) by the Company, if Parent or Merger Sub has breached or failed to perform in any material respect any of its respective representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 7.1 or Section 7.3, except that if such breach or failure to perform is capable of being cured by the Termination Date, the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.1(g) prior to the delivery by the Company to Parent of written notice of such breach or failure to perform, delivered at least thirty (30) days prior to such termination, stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(g) and the basis for such termination, it being understood that the Company shall not be entitled to terminate this Agreement if such breach or failure to perform has been cured prior to the end of such thirty (30) day period; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(g) if, at the time that such termination would otherwise take effect in accordance with the foregoing, it is then in material breach of any representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 7.1 or Section 7.2 to be satisfied; or

(h) by the Company, at any time prior to receiving the Requisite Stockholder Approval, if (i) the Company has received a Superior Proposal; (ii) the Company Board (or a committee thereof) has authorized the Company to enter into an Alternative Acquisition Agreement to consummate the Acquisition Transaction contemplated by that Superior Proposal and substantially concurrently with the termination the Company enters into such Alternative Acquisition Agreement; (iii) such Superior Proposal was not the result of a breach of Section 5.3(a) (other than any immaterial breach) and the Company has complied with its covenants in Section 5.3(d) with respect to such Superior Proposal (other than any immaterial breach); and (iv) the Company pays or causes to be paid to Parent or its designee in immediately available funds the Company Termination Fee in accordance with Section 8.3(b)(iii).

8.2 Manner and Notice of Termination; Effect of Termination.

(a) Manner of Termination. The Party terminating this Agreement pursuant to Section 8.1 (other than pursuant to Section 8.1(a)) must deliver prompt written notice thereof to the other Parties specifying the provision of Section 8.1 pursuant to which this Agreement is being terminated and setting forth in reasonable detail the facts and circumstances forming the basis for such termination pursuant to such provision.

(b) Effect of Termination. Any valid termination of this Agreement pursuant to Section 8.1 will be effective immediately upon the delivery of written notice by the terminating Party to the other Parties. In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement shall be of no further force or effect without liability of any Party (or any partner, member, stockholder, director, officer, employee, Affiliate, or representative of such Party) to the other Parties, as applicable, except that this Section 8.2, Section 8.3 and Article IX shall each survive the termination of this Agreement. Notwithstanding the foregoing, and subject to the limitations set forth in Section 8.3, nothing in this Agreement or termination hereof will relieve any Party from any liability for fraud or any material and willful breach (meaning an action or omission that at the time taken or made is both deliberate and known to be a material breach by such Party) of this Agreement by such Party prior to termination. In addition to the foregoing, no termination of this Agreement by such Party will affect the rights or obligations of any Party pursuant to the Confidentiality Agreement, which rights, obligations and agreements will survive the termination of this Agreement in accordance with their respective terms.

8.3 Fees and Expenses.

(a) General. Except as set forth in this Agreement, all fees and expenses incurred in connection with this Agreement and the Merger shall be paid by the Party incurring such fees and expenses whether or not the Merger is consummated. For the avoidance of doubt, Parent or the Surviving Corporation will be responsible for all fees and expenses of the Exchange Agent.

(b) Company Payments.

(i) If (A) this Agreement is validly terminated pursuant to Section 8.1(d) or Section 8.1(e); (B) at the time of such termination, the conditions set forth in Section 7.1(c) have been satisfied or are capable of being satisfied and the conditions set forth in Section 7.3(a) and Section 7.3(b) would be satisfied as if the date of such termination was the Closing Date; (C) following the execution and delivery of this Agreement and prior to such termination of this Agreement, a bona fide written Acquisition Proposal shall have been publicly announced or publicly disclosed and not publicly withdrawn or otherwise abandoned; and (D) within twelve (12) months following such termination of this Agreement, either an Acquisition Transaction is consummated or the Company enters into a definitive agreement providing for the consummation of an Acquisition Transaction then the Company shall promptly (and in any event within three (3) Business Days) after the earlier of (x) the consummation of, or (y) the entry into of a definitive agreement with respect to, such Acquisition Transaction pay, or cause to be paid, to Parent the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent. For purposes of this Section 8.3(b)(i), all references to “twenty percent (20%)” in the definition of “Acquisition Transaction” will be deemed to be references to “fifty and one tenth percent (50.1%).”

(ii) If this Agreement is validly terminated pursuant to Section 8.1(f), then the Company must promptly (and in any event within three (3) Business Days) following such termination pay, or cause to be paid, to Parent the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

(iii) If this Agreement is validly terminated pursuant to Section 8.1(h), then the Company must, prior to or substantially concurrently with such termination, pay, or cause to be paid, to Parent the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

(c) Parent Payment. If this Agreement is validly terminated pursuant to (i) Section 8.1(b) as a result of a Restraint that constitutes or is enacted, entered, promulgated or enforced under, an Antitrust Law, a Foreign Investment Law or the NISPOM Rule or (ii) Section 8.1(c) and, at the time of such termination pursuant to Section 8.1(c), any of the conditions set forth in Section 7.1(b) (to the extent that the applicable Restraint constitutes or is enacted, entered, promulgated or enforced under, an Antitrust Law, a Foreign Investment Law or the NISPOM Rule), Section 7.1(c), Section 7.1(d) or Section 7.1(e) have not been satisfied, then Parent shall pay, or cause to be paid, to the Company the Parent Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by the Company either (A) prior to or substantially concurrently with such termination, in the case of a termination by Parent, or (B) promptly (and in any event within three (3) Business Days) following such termination, in the case of a termination by the Company.

(d) Single Payment Only. The Parties acknowledge and agree that in no event will the Company or the Parent be required to pay the Company Termination Fee or the Parent Termination Fee, as applicable, on more than one occasion, whether or not the Company Termination Fee or the Parent Termination Fee may be payable pursuant to more than one provision of this Agreement at the same or at different times and upon the occurrence of different events.

(e) Payments; Default. The Parties acknowledge that the agreements contained in this Section 8.3 are an integral part of the Transaction and that the Company Termination Fee and the Parent Termination Fee are not a penalty, but are liquidated damages, in a reasonable amount that will compensate Parent or the Company, as applicable, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement, which would otherwise be impossible to calculate with precision, and that, without these agreements, the

Parties would not enter into this Agreement. Accordingly, if (i) the Company fails to promptly pay the Company Termination Fee or (ii) Parent fails to promptly pay the Parent Termination Fee, in each case when due and payable, and Parent (or an Affiliate) or the Company (or an Affiliate), as applicable, commences a Legal Proceeding that seeks to obtain payment of the Company Termination Fee or the Parent Termination Fee, as applicable, the non-prevailing party shall pay the prevailing party its out-of-pocket costs and expenses (including attorneys’ fees) in connection with such Legal Proceeding, together with interest on such amount or portion thereof at the annual rate of five percent (5%) plus the prime rate as published in The Wall Street Journal in effect on the date that such payment or portion thereof was required to be made through the date that such payment or portion thereof was actually received, or a lesser rate that is the maximum permitted by applicable Law.

(f) Sole Remedy. Except in the case of fraud or any material and willful breach (meaning an action or omission that at the time taken or made is both deliberate and known to be a material breach by the applicable Party):

(i) Parent’s right to receive the Company Termination Fee to the extent owed pursuant to Section 8.3(b) and Parent’s right to specific performance pursuant to Section 9.8 shall be the sole and exclusive remedies of Parent and Merger Sub and each of their respective Affiliates against (A) the Company, its Subsidiaries and each of their respective Affiliates; and (B) the former, current and future holders of any equity, controlling Persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders and assignees of each of the Company, its Subsidiaries and each of their respective Affiliates (collectively, the “Company Related Parties”) in respect of this Agreement, any agreement executed in connection herewith and the transactions contemplated hereby and thereby, and upon payment of such amount (to the extent owed), none of the Company Related Parties shall have any further liability or obligation to Parent or Merger Sub relating to or arising out of this Agreement, any agreement executed in connection herewith or the transactions contemplated hereby and thereby (except that the Parties (or their Affiliates) shall remain obligated with respect to, and Parent and Merger Sub and their respective Subsidiaries may be entitled to remedies with respect to, the Confidentiality Agreement and Section 8.3(a), as applicable); and

(ii) the Company’s right to receive the Parent Termination Fee to the extent owed pursuant to Section 8.3(c) and Company’s right to specific performance pursuant to Section 9.8 shall be the sole and exclusive remedies of Company and each of its Affiliates against (A) Parent, Merger Sub, their respective Subsidiaries and each of their respective Affiliates; and (B) the former, current and future holders of any equity, controlling Persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders and assignees of each of the Parent, Merger Sub, their respective Subsidiaries and each of their respective Affiliates (collectively, the “Parent Related Parties”) in respect of this Agreement, any agreement executed in connection herewith and the transactions contemplated hereby and thereby, and upon payment of such amount (to the extent owed), none of the Parent Related Parties shall have any further liability or obligation to the Company relating to or arising out of this Agreement, any agreement executed in connection herewith or the transactions contemplated hereby and thereby (except that the Parties (or their Affiliates) shall remain obligated with respect to, and the Company and its Subsidiaries may be entitled to remedies with respect to, the Confidentiality Agreement and Section 8.3(a), as applicable).

8.4 Amendment. Subject to applicable Law and subject to the other provisions of this Agreement, this Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company (pursuant to authorized action by the Company Board (or a committee thereof)), except that in the event that the Company has received the Requisite Stockholder Approval, no amendment may be made to this Agreement that requires the approval of the Company Stockholders pursuant to the DGCL without such approval.

8.5 Extension; Waiver. At any time and from time to time prior to the Effective Time, Parent and the Company may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other Party or Parties, as applicable; (b) waive any inaccuracies in the representations and warranties of the other Party or Parties contained herein or in any document delivered pursuant hereto; and (c) subject to the requirements of applicable Law, waive compliance by the other Party or Parties with any of the agreements or conditions contained herein applicable to such Party (it being understood that Parent and Merger Sub shall be deemed to be a single Party solely for purposes of this Section 8.5). Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by such Party. Any delay in exercising any right pursuant to this Agreement shall not constitute a waiver of such right. Any waiver by a Party of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition, of this Agreement.

ARTICLE IX

GENERAL PROVISIONS

9.1 Survival of Representations, Warranties and Covenants. The representations, warranties, covenants and agreements of the Company, Parent and Merger Sub contained in this Agreement will terminate at the Effective Time, except that any covenants that by their terms are to be performed at or following the Effective Time shall survive the Effective Time in accordance with their respective terms.

9.2 Notices. All notices and other communications hereunder must be in writing and will be deemed to have been duly delivered and received hereunder (i) four (4) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid; (ii) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service; or (iii) immediately upon delivery by hand (with a written or electronic confirmation of delivery) or by electronic mail, in each case to the intended recipient as set forth below:

(a)	if to Parent or Merger Sub to:

Nokia Corporation

Karakaari 7

02610 Espoo

Finland

Attn:	Head of Corporate Legal
Email:	[***]

with a copy (which will not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

22 Bishopsgate

London EC2N 4BQ

Attn:	Lorenzo Corte

Denis Klimentchenko

Email:	[***]

[***]

(b)	if to the Company (prior to the Effective Time) to:

Infinera Corporation

6373 San Ignacio Avenue

San Jose, CA 95119

Attn:	Regan MacPherson; David L. Teichmann

Email:	[***]; [***]

with a copy (which will not constitute notice) to:

Wilson Sonsini Goodrich & Rosati, Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

Attn:	Tony Jeffries; Douglas K. Schnell,

Amanda Urquiza; Remi P. Korenblit,

Ross Tanaka

Email:	[***]; [***],

[***]; [***],

[***]

From time to time, any Party may provide notice to the other Parties of a change in its address, or e-mail address through a notice given in accordance with this Section 9.2, except that that notice of any change to the address or any of the other details specified in or pursuant to this Section 9.2 shall not be deemed to have been received until, and shall be deemed to have been received upon, the later of the date (A) specified in such notice; or (B) that is five (5) Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 9.2.

9.3 Assignment. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder, by operation of Law or otherwise, without the prior written approval of the other Parties, except that (i) Parent may assign all or any portion of its rights and obligations pursuant to this Agreement from and after the Effective Time in connection with a merger or consolidation involving Parent, or other disposition of all or substantially all of the assets of Parent or the Surviving Corporation and (ii) Merger Sub may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to Parent or any of its Subsidiaries; it being understood that any such assignment described in clauses (i) or (ii) above will not relieve Parent and/or Merger Sub of any of their respective obligations under this Agreement or impede or delay the consummation of the Transaction. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns. No assignment by any Party shall relieve such Party of any of its obligations hereunder. Any purported assignment of this Agreement without the consent required by this Section 9.3 is null and void.

9.4 Confidentiality. Parent, Merger Sub and the Company hereby acknowledge that Parent and the Company have previously executed a Confidentiality Agreement, dated December 5, 2023 (the “Confidentiality Agreement”), that shall continue in full force and effect in accordance with its terms. Each of Parent, Merger Sub and their respective representatives shall hold and treat all documents and information concerning the Company and its Subsidiaries furnished or made available to Parent, Merger Sub or their respective representatives in connection with the Merger (including any information obtained pursuant to Section 6.6) in accordance with the Confidentiality Agreement. By executing this Agreement, each of Parent and Merger Sub agree to be bound by, and to cause their Representatives to be bound by, the terms and conditions of the Confidentiality Agreement as if they were the counterparty thereto. In addition, the non-solicitation obligations under the Confidentiality Agreement shall remain in full force and effect for so long as this Agreement is in effect and for twelve (12) months following any termination of this Agreement pursuant to Article VIII.

9.5 Entire Agreement. This Agreement and the documents and instruments and other agreements among the Parties as contemplated by or referred to herein, including the Confidentiality Agreement, the Company Disclosure Letter and the Parent Disclosure Letter, constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof.

Notwithstanding anything to the contrary in this Agreement, the Confidentiality Agreement shall (A) not be superseded; (B) survive any termination of this Agreement; and (C) continue in full force and effect until the earlier to occur of the Effective Time and the date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto. Notwithstanding anything in this Agreement to the contrary, the Parties acknowledge and agree that the Company Disclosure Letter is not incorporated by reference into, and shall not be deemed to constitute a part of this Agreement or the “agreement of merger” for purposes of Section 251 of the DGCL.

9.6 Third Party Beneficiaries. Except as set forth in Section 6.8 and this Section 9.6, the Parties agree that their respective representations, warranties, covenants, and agreements set forth in this Agreement are solely for the benefit of the other Parties in accordance with and subject to the terms of this Agreement and, except in the case of fraud, this Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against, the Parties. This Agreement is not intended to and shall not confer upon any other Person any rights or remedies under this Agreement, except (i) as set forth in and contemplated by Section 6.8; (ii) that the Company, whether before or after the termination of this Agreement, may seek damages or other relief on behalf of the holders of shares of Company Capital Stock, Company RSUs and Company PSUs (which Parent and Merger Sub acknowledge and agree may include damages based on a decrease in share value or lost premium); and (iii) from and after the Effective Time, for the rights of the holders of shares of Company Capital Stock, Company RSUs and Company PSUs to receive the Merger Consideration set forth in Article II. The rights granted pursuant to the foregoing clause (ii) will only be enforceable on behalf of the holders of shares of Company Capital Stock, Company RSUs and Company PSUs by the Company, in its sole and absolute discretion, as agent for such holders, and it is understood and agreed that any and all interests in such claims will attach to such shares of Company Capital Stock, Company RSUs and Company PSUs and subsequently transfer therewith and, consequently, any damages, settlements or other amounts recovered or received by the Company with respect to such claims (net of expenses incurred by the Company in connection therewith) may, in the Company’s sole and absolute discretion, be (A) distributed, in whole or in part, by the Company to such holders as of any date determined by the Company or (B) retained by the Company for the use and benefit of the Company in any manner that the Company deems fit.

9.7 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, or incapable of being enforced under any applicable Law, the remainder of this Agreement shall continue in full force and effect and the application of such provision to other Persons or circumstances shall be interpreted so as reasonably to effect the intent of the Parties. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.8 Remedies.

(a) Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party shall be deemed cumulative with and not exclusive of any other remedy conferred hereby or by Law or equity upon such Party, and the exercise by a Party of any one remedy shall not preclude the exercise of any other remedy.

(b) Specific Performance. The Parties acknowledge and agree that (A) irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the Parties do not perform the provisions of this Agreement (including any Party failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions; (B) the Parties will be entitled, in addition to any other remedy to which they are entitled at Law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches (or threatened breaches) of this Agreement and to enforce specifically the terms and provisions hereof; (C) the provisions of Section 8.3 are not intended to and do not diminish or otherwise impair in any respect any Party’s right to an injunction, specific performance and other equitable relief; and (D) the right of specific enforcement is an integral part of the Transaction and without that right, none of the Company or Parent would have entered into this Agreement. The Parties agree not to raise any objections to the granting of an injunction, specific performance or other equitable relief to prevent or restrain breaches or threatened breaches of this Agreement on the basis that (i) the other Parties have an adequate remedy at law, or (ii) an award of specific performance is not an appropriate remedy for any reason at law or in equity (it being understood that Parent and Merger Sub shall be deemed to be a single Party solely for purposes of this Section 9.8). Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such injunction or enforcement, and each Party irrevocably waives any right that it may have to require or request the obtaining, furnishing or posting of any such bond or other security. Each Party agrees that it will use its reasonable best efforts to cooperate with the other parties in seeking and agreeing to an expedited schedule in any litigation seeking an injunction or order of specific performance. The Parties further agree that (x) by seeking the remedies provided for in this Section 9.8, a Party shall not in any respect waive its right to seek any other form of relief that may be available to a Party under this Agreement, and (y) nothing set forth in this Section 9.8 shall require any Party to institute any proceeding for (or limit any Party’s right to institute any proceeding for) specific performance under this Section 9.8 prior or as a condition to exercising any termination right under Article VIII (and pursuing damages after such termination), nor shall the commencement of any Legal Proceeding pursuant to this Section 9.8 or anything set forth in this Section 9.8 restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Article VIII or pursue any other remedies under this Agreement that may be available then or thereafter.

(i) Notwithstanding anything to the contrary in this Agreement, if prior to the Termination Date any Party initiates a Legal Proceeding to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, then the Termination Date shall be automatically extended by (A) the amount of time during which such Legal Proceeding is pending plus twenty (20) Business Days; or (B)  such other time period established by the court presiding over such Legal Proceeding.

9.9 Governing Law. This Agreement and all actions, proceedings or counterclaims (whether based on contract, tort or otherwise) based on, arising out of or relating to this Agreement or the actions of Parent, Merger Sub or the Company in the negotiation, administration, performance and enforcement thereof, shall be governed by, and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice or conflict of Laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

9.10 Consent to Jurisdiction. Each of the Parties (a) irrevocably consents to the service of the summons and complaint and any other process (whether inside or outside the territorial jurisdiction of the Chosen Courts) in any Legal Proceeding based on, arising out of or relating to this Agreement or the Transaction, for and on behalf of itself or any of its properties or assets, in accordance with Section 9.2 or in such other manner as may be permitted by applicable Law, and nothing in this Section 9.10 shall affect the right of any Party to serve legal process in any other manner permitted by applicable Law; (b) irrevocably and unconditionally consents and submits itself and its properties and assets in any Legal Proceeding to the exclusive general jurisdiction of the Court of Chancery of the

State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any other state or federal court within the State of Delaware) (the “Chosen Courts”) in the event that any dispute or controversy based on, arises out of or relating to this Agreement or the Transaction; (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (d) agrees that any Legal Proceeding based on, arising in connection with or relating to this Agreement or the Transaction shall be brought, tried and determined only in the Chosen Courts; (e) waives any objection that it may now or hereafter have to the venue of any such Legal Proceeding in the Chosen Courts or that such Legal Proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (f) agrees that it shall not bring any Legal Proceeding based on, arising out of or relating to this Agreement or the Transaction in any court other than the Chosen Courts. Each of Parent, Merger Sub and the Company agrees that a final judgment in any Legal Proceeding in the Chosen Courts shall be conclusive and may be enforced in other jurisdictions, either within or outside of the U.S., by suit on the judgment or in any other manner provided by applicable Law. A certified or exemplified copy of such award or judgment shall be conclusive evidence of the fact and amount of such award or judgment. With respect to any Legal Proceeding for which it has submitted to jurisdiction pursuant to this Section 9.10, each Party irrevocably consents to service of process in the manner provided for the giving of notices pursuant to Section 9.2. Nothing in this Section 9.10 shall affect the right of any Party to serve process in any other manner permitted by Law. The foregoing consent to jurisdiction shall not (x) constitute submission to jurisdiction or general consent to service of process in the State of Delaware for any purpose except with respect to any Legal Proceedings based on, arising out of or relating to this Agreement or the Transaction or (y) be deemed to confer rights on any Person other than the Parties.

9.11 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE PURSUANT TO, BASED ON OR RELATING TO THIS AGREEMENT OR THE TRANSACTION IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THAT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING (WHETHER FOR BREACH OF CONTRACT, TORTIOUS CONDUCT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF, BASED ON OR RELATING TO THIS AGREEMENT OR THE TRANSACTION. EACH PARTY ACKNOWLEDGES AND AGREES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (iii) IT MAKES THIS WAIVER VOLUNTARILY; AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11.

9.12 Disclosure Letter References. The Parties agree that the disclosure set forth in any particular section or subsection of the Company Disclosure Letter or the Parent Disclosure Letter shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the Company, Parent or Merger Sub, as applicable, that are set forth in the corresponding Section or subsection of this Agreement; and (b) any other representations and warranties (or covenants, as applicable) of the Company, Parent or Merger Sub that are set forth in this Agreement, but in the case of this clause (b) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties (or covenants, as applicable) is reasonably apparent on the face of such disclosure.

9.13 Counterparts. This Agreement and any amendments hereto may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other

Parties, it being understood that all Parties need not sign the same counterpart. Any such counterpart, to the extent executed and delivered by fax or .pdf, .tif, .gif, .jpg or similar attachment to electronic mail or other means of electronic signature (any such delivery, an “Electronic Delivery”), shall be treated in all manner and respects as an original executed counterpart and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each Party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

[Signature page follows.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their respective duly authorized officers as of the date first written above.

NOKIA CORPORATION

By:	/s/ Johanna Mandelin
Name:	Johanna Mandelin
Title:	Authorized Signatory

By:	/s/ Tatu Simula
Name:	Tatu Simula
Title:	Authorized Signatory

NEPTUNE OF AMERICA CORPORATION

By:	/s/ Alexis Mendoza
Name:	Alexis P. Mendoza
Title:	President

By:	/s/ Margaret G. Gelsi
Name:	Margaret G. Gelsi
Title:	Secretary

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their respective duly authorized officers as of the date first written above.

INFINERA CORPORATION,
a Delaware Corporation

By:	/s/ David W. Heard
Name:	David. W. Heard
Title:	Chief Executive Officer

Schedule 7.1(c)

Antitrust Laws Regulatory Approvals

Notwithstanding anything to the contrary in this Agreement, if the parties, acting reasonably and in good faith, mutually determine that a filing, notice, contest and the like is not required or advisable in any of the below jurisdictions, such jurisdiction shall be removed from this Schedule 7.1(c).

Under Antitrust Laws in the following jurisdictions:

•	European Union

•	United Kingdom

•	United States of America

•	Australia

•	Brazil

•	Colombia

•	New Zealand

•	Saudi Arabia

•	Serbia

•	South Africa

•	Taiwan

Schedule 7.1(d)

Foreign Investment Laws Regulatory Approvals

Notwithstanding anything to the contrary in this Agreement, if the parties, acting reasonably and in good faith, mutually determine that a filing, notice, contest and the like is not required or advisable in any of the below jurisdictions, such jurisdiction shall be removed from this Schedule 7.1(d).

Under Foreign Investment Laws in the following jurisdictions:

•	Australia

•	Belgium

•	Denmark

•	France

•	Germany

•	Hungary

•	India

•	Italy

•	Luxembourg

•	Netherlands

•	Sweden

United Kingdom

and the CFIUS Approval.

Annex B

FORM OF

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

INFINERA CORPORATION

FIRST: The name of the Corporation is Infinera Corporation (the “Corporation”).

SECOND: The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, Wilmington, County of New Castle, 19808. The name of its registered agent at that address is Corporation Service Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware as set forth in Title 8 of the Delaware Code (as amended from time to time, the “DGCL”).

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 100 shares of Common Stock, each having a par value of $ 0.01.

FIFTH: The following provisions are inserted for the management of the business and the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

1.	The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

2.	The directors shall have concurrent power with the stockholders to adopt, amend or repeal the bylaws of the Corporation (the “Bylaws”).

3.

The number of directors constituting the Corporation’s Board of Directors shall be as from time to time fixed by, or in the manner provided in, the Bylaws. Election of directors need not be by written ballot unless the Bylaws so provide.

4.

No director or Officer shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director or Officer, except for liability of: (i) a director or Officer for any breach of the director’s or Officer’s duty of loyalty to the Corporation or its stockholders; (ii) a director or Officer for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) a director under Section 174 of the DGCL; (iv) a director or Officer for any transaction from which the director or Officer derived an improper personal benefit; or (v) an Officer in any action by or in the right of the Corporation. Any amendment, repeal or elimination of this Article FIFTH shall not affect its application with respect to an act or omission by a director or Officer occurring before such amendment, repeal or elimination. All references in this Article FIFTH to an “Officer” shall mean only a person who, at the time of an act or omission as to which liability is asserted, falls within the meaning of the term “officer,” as defined in Section 102(b)(7) of the DGCL.

5.

In addition to the powers and authority hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the DGCL, this Certificate of Incorporation, and the Bylaws; provided, however,

B-1

that no Bylaws hereafter adopted, amended or repealed by the stockholders shall invalidate any prior act of the directors that would have been valid if such Bylaws had not been so adopted, amended or repealed.

SIXTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books and records of the Corporation may be kept (subject to any provision contained in the DGCL) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws.

SEVENTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

The foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the DGCL.

This Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of the Corporation’s Certificate of Incorporation, has been duly adopted in accordance with Section 242 and 245 of the DGCL.

B-2

Annex C

FORM OF

AMENDED AND RESTATED

BYLAWS

OF

Infinera Corporation

A Delaware Corporation

Effective    ,

AMENDED AND RESTATED

BYLAWS

OF

Infinera Corporation

(hereinafter called the “Corporation”)

ARTICLE I

OFFICES

Section 1. Registered Office. The registered office of the Corporation shall be 251 Little Falls Drive, Wilmington, County of New Castle, State of Delaware, 19808.

Section 2. Other Offices. The Corporation may also have offices at such other places, both within and without the State of Delaware, as the Board of Directors may from time to time determine.

ARTICLE II

MEETINGS OF STOCKHOLDERS

Section 1. Place of Meetings. Meetings of the stockholders for the election of directors or for any other purpose shall be held at such time and place, either within or without the State of Delaware, as shall be designated from time to time by the Board of Directors. The Board of Directors may, in its sole discretion, determine that a meeting of the stockholders shall not be held at any place, but may instead be held solely by means of remote communication in the manner authorized by Section 211 of the General Corporation Law of the State of Delaware (the “DGCL”).

Section 2. Annual Meetings. The Annual Meeting of Stockholders for the election of directors shall be held on such date and at such time as shall be designated from time to time by the Board of Directors. Any other proper business may be transacted at the Annual Meeting of Stockholders.

Section 3. Special Meetings. Unless otherwise required by law or by the certificate of incorporation of the Corporation, as amended and restated from time to time (the “Certificate of Incorporation”), Special Meetings of Stockholders, for any purpose or purposes, may be called by either (i) the Chairman of the Board of Directors, if there be one, or (ii) the President, or (iii) any Vice President, if there be one, or (iv) the Secretary or (v) any Assistant Secretary, if there be one, and shall be called by any such officer at the request in writing of (i) the Board of Directors, (ii) a committee of the Board of Directors that has been duly designated by the Board of Directors and whose powers and authority include the power to call such meetings or (iii) stockholders owning a majority of the capital stock of the Corporation issued and outstanding and entitled to vote on the matter for which such Special Meeting of Stockholders is called. Such request shall state the purpose or purposes of the proposed meeting. At a Special Meeting of Stockholders, only such business shall be conducted as shall be specified in the notice of meeting (or any supplement thereto).

Section 4. Notice. Whenever stockholders are required or permitted to take any action at a meeting, a notice of the meeting, in the form of writing or electronic transmission, shall be given in accordance with Section 232 of the DGCL, and shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at such meeting, if such date is different from the record date for determining stockholders entitled to notice of such meeting and, in the case of a Special Meeting of Stockholders, the purpose or purposes for which the meeting is called. Unless otherwise required by law, notice of any meeting shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining stockholders entitled to notice of such meeting.

Section 5. Adjournments and Postponements. Any meeting of the stockholders may be adjourned or postponed from time to time by the chairman of such meeting or by the Board of Directors, without the need for approval thereof by stockholders to reconvene or convene, respectively at the same or some other place. Notice need not be given of any such adjourned or postponed meeting if the time and place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned or postponed meeting are announced at the meeting at which the adjournment is taken or with respect to a postponed meeting, are publicly announced. At the adjourned or postponed meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment or postponement is for more than thirty (30) days, notice of the adjourned or postponed meeting in accordance with the requirements of Section 4 hereof shall be given to each stockholder of record entitled to vote at the meeting. If, after the adjournment or postponement, a new record date for stockholders entitled to vote is fixed for the adjourned or postponed meeting, the Board of Directors shall fix a new record date for notice of such adjourned or postponed meeting in accordance with Section 11 of this Article II hereof, and shall give notice of the adjourned or postponed meeting to each stockholder of record entitled to vote at such adjourned or postponed meeting as of the record date fixed for notice of such adjourned or postponed meeting.

Section 6. Quorum. Unless otherwise required by the DGCL or other applicable law or the Certificate of Incorporation, the holders of a majority of the Corporation’s capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business. A quorum, once established, shall not be broken by the withdrawal of enough votes to leave less than a quorum. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, in the manner provided in Section 5 of this Article II hereof, until a quorum shall be present or represented.

Section 7. Voting. Unless otherwise required by law, the Certificate of Incorporation or these Bylaws, or permitted by the rules and regulations of any securities exchange or quotation system on which the securities of the Corporation are listed or quoted for trading, any question brought before any meeting of the stockholders, other than the election of directors, shall be decided by the vote of the holders of a majority of the total number of votes of the Corporation’s capital stock present at the meeting in person or represented by proxy and entitled to vote on such question, voting as a single class. Unless otherwise provided in the Certificate of Incorporation, and subject to Section 11 of this Article II (a), each stockholder represented at a meeting of the stockholders shall be entitled to cast one (1) vote for each share of the capital stock entitled to vote thereat held by such stockholder. Such votes may be cast in person or by proxy as provided in Section 8 of this Article II. The Board of Directors, in its discretion, or the officer of the Corporation presiding at a meeting of the stockholders, in such officer’s discretion, may require that any votes cast at such meeting shall be cast by written ballot.

Section 8. Proxies. Each stockholder entitled to vote at a meeting of the stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder as proxy, but no such proxy shall be voted upon after three years from its date, unless such proxy provides for a longer period.

Without limiting the manner in which a stockholder may authorize another person or persons to act for such stockholder as proxy, the following shall constitute a valid means by which a stockholder may grant such authority:

(i) A stockholder, or such stockholder’s authorized director, officer, employee or agent, may execute a document authorizing another person or persons to act for such stockholder as proxy.

(ii) A stockholder may authorize another person or persons to act for such stockholder as proxy by transmitting or authorizing the transmission of an electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission; provided that any such transmission must either set forth or be submitted with information from which it can be determined that the transmission was authorized by the stockholder. If it is determined that such transmissions are valid, the inspectors or, if there are no inspectors, such other persons making that determination shall specify the information on which they relied.

Any copy, facsimile telecommunication or other reliable reproduction of the document (including any electronic transmission) authorizing another person or persons to act as proxy for a stockholder may be substituted or used in lieu of the original document for any and all purposes for which the original document could be used; provided, however, that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original document.

Section 9. Consent of Stockholders in Lieu of Meeting. Unless otherwise provided in the Certificate of Incorporation, any action required or permitted to be taken at any Annual or Special Meeting of Stockholders of the Corporation may be taken without a meeting, without prior notice and without a vote, if a consent or consents, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation in accordance with Section 228(d) of the DGCL. A consent must be set forth in writing or in an electronic transmission. No consent shall be effective to take the corporate action referred to therein unless consents signed by a sufficient number of holders to take action are delivered to the Corporation in the manner required by this Section 9 within sixty (60) days of the first date on which a consent is so delivered to the Corporation. Any person executing a consent may provide, whether through instruction to an agent or otherwise, that such a consent will be effective at a future time (including a time determined upon the happening of an event), no later than sixty (60) days after such instruction is given or such provision is made, if evidence of such instruction or provision is provided to the Corporation. If the person is not a stockholder of record when the consent is executed, the consent shall not be valid unless the person is a stockholder of record as of the record date for determining stockholders entitled to consent to the action. Unless otherwise provided, any such consent shall be revocable prior to its becoming effective. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used; provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing. Prompt notice of the taking of the corporate action without a meeting by less than unanimous consent shall be given to those stockholders who have not consented and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been the date that consents signed by a sufficient number of holders to take the action were delivered to the Corporation as provided above in this Section 9.

Section 10. List of Stockholders Entitled to Vote. The Corporation shall prepare, at least ten (10) days before every meeting of the stockholders, a complete list of the stockholders entitled to vote at the meeting; provided, however, if the record date for determining the stockholders entitled to vote is less than ten (10) days before the meeting date, the list shall reflect the stockholders entitled to vote as of the tenth (10th) day before the meeting date. Such list shall be arranged in alphabetical order, and show the address of each stockholder and the number of shares registered in the name of each stockholder; provided that the Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder for any purpose germane to the meeting for a period of at least ten (10) days before the meeting date (i) on a reasonably accessible electronic network; provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

Section 11. Record Date.

(a) In order that the Corporation may determine the stockholders entitled to notice of any meeting of the stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of and to vote at a meeting of the stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of the stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix, as the record date for stockholders entitled to notice of such adjourned meeting, the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting in accordance with the foregoing provisions of this Section 11.

(b) In order that the Corporation may determine the stockholders entitled to consent to corporate action without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action without a meeting, when no prior action by the Board of Directors is required by applicable law, shall be the first date on which a signed consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of the stockholders are recorded. Delivery made to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by applicable law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

Section 12. Stock Ledger. The stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by Section 10 of this Article II or the books and records of the Corporation, or to vote in person or by proxy at any meeting of stockholders. As used herein, the stock ledger of the Corporation shall refer to one (1) or more records administered by or on behalf of the Corporation in which the names of all of the Corporation’s stockholders of record, the address and number of shares registered in the name of each such stockholder, and all issuances and transfer of stock of the Corporation are recorded in accordance with Section  224 of the DGCL.

Section 13. Conduct of Meetings. The Board of Directors of the Corporation may adopt by resolution such rules and regulations for the conduct of any meeting of the stockholders as it shall deem appropriate. Meetings of stockholders shall be presided over by the Chairman of the Board of Directors, if there shall be one, or in his or her absence, or there shall not be a Chairman of the Board of Directors or in his or her absence, the President. The Board of Directors shall have the authority to appoint a temporary chairman to serve at any meeting of the stockholders if the Chairman of the Board of Directors or the President is unable to do so for any reason. Except to the extent inconsistent with any rules and regulations adopted by the Board of Directors, the chairman of any meeting of the stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) the determination of when the polls shall open and close for any given matter to be voted on at the meeting; (iii) rules and procedures for maintaining order at the meeting and the safety of those present; (iv) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (v) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (vi) limitations on the time allotted to questions or comments by stockholders.

ARTICLE III

DIRECTORS

Section 1. Number and Election of Directors. The Board of Directors shall consist of not less than one nor more than twelve members, each of whom shall be a natural person, the exact number of which shall be fixed from time to time by the Board of Directors. Except as provided in Section 2 of this Article III, directors shall be elected by a plurality of the votes cast at each Annual Meeting of Stockholders and each director so elected shall hold office until the next Annual Meeting of Stockholders and until such director’s successor is duly elected and qualified, or until such director’s earlier death, resignation or removal. Directors need not be stockholders.

Section 2. Vacancies. Unless otherwise required by law or the Certificate of Incorporation, vacancies or newly created directorships on the Board of Directors or any committee thereof resulting from the death, resignation or removal of a director, or from an increase in the number of directors constituting the Board of Directors or such committee or otherwise, may be filled only by a majority of the directors then in office, though less than a quorum, or by a sole remaining director. The directors so chosen shall, in the case of the Board of Directors, hold office until the next annual election and until their successors are duly elected and qualified, or until their earlier death, resignation or removal and, in the case of any committee of the Board of Directors, shall hold office until their successors are duly appointed by the Board of Directors or until their earlier death, resignation or removal.

Section 3. Duties and Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors which may exercise all such powers of the Corporation except as may be otherwise provided in the DGCL, the Certificate of Incorporation, these Bylaws required to be exercised or done by the stockholders.

Section 4. Meetings. The Board of Directors and any committee thereof may hold meetings, both regular and special, either within or without the State of Delaware. Regular meetings of the Board of Directors or any committee thereof may be held without notice at such time and at such place as may from time to time be determined by the Board of Directors or such committee, respectively. Special meetings of the Board of Directors may be called by the Chairman of the Board of Directors, if there be one, the President, or by any director. Special meetings of any committee of the Board of Directors may be called by the chairman of such committee, if there be one, the President, or any director serving on such committee. Notice of any special meeting stating the place, date and hour of the meeting shall be given to each director (or, in the case of a committee, to each member of such committee) not less than twenty-four hours before the date of the meeting, by telephone, or in the form of a writing or electronic transmission, or on such shorter notice as the person or persons calling such meeting may deem necessary or appropriate in the circumstances.

Section 5. Organization. At each meeting of the Board of Directors or any committee thereof, the Chairman of the Board of Directors or the chairman of such committee, as the case may be, or, in his or her absence or if there be none, a director chosen by a majority of the directors present, shall act as chairman of such meeting. Except as provided below, the Secretary of the Corporation shall act as secretary at each meeting of the Board of Directors and of each committee thereof. In case the Secretary shall be absent from any meeting of the Board of Directors or of any committee thereof, an Assistant Secretary shall perform the duties of secretary at such meeting; and in the absence from any such meeting of the Secretary and all the Assistant Secretaries, the chairman of the meeting may appoint any person to act as secretary of the meeting. Notwithstanding the foregoing, the members of each committee of the Board of Directors may appoint any person to act as secretary of any meeting of such committee and the Secretary or any Assistant Secretary of the Corporation may, but need not if such committee so elects, serve in such capacity.

Section 6. Resignations and Removals of Directors. Any director of the Corporation may resign from the Board of Directors or any committee thereof at any time, by giving notice in writing or by electronic transmission to the Chairman of the Board of Directors, if there be one, the President or the Secretary of the Corporation and, in the case of a committee, to the chairman of such committee, if there be one. Such resignation shall take effect when delivered or, if such resignation specifies a later effective time or an effective time, determined upon the happening of an event or events, in which case, such resignation takes effect upon such effective time. Unless otherwise specified in such resignation, the acceptance of such resignation shall not be necessary to make it effective. A resignation which is conditioned upon the director failing to receive a specified vote for reelection as a director may provide that it is irrevocable. Except as otherwise required by applicable law and subject to the rights, if any, of the holders of shares of preferred stock then outstanding, any director or the entire Board of Directors may be removed from office at any time, with or without cause, by the affirmative vote of the holders of at least a majority in voting power of the issued and outstanding capital stock of the Corporation entitled to vote in the election of directors. Any director serving on a committee of the Board of Directors may be removed from such committee at any time by the Board of Directors.

Section 7. Quorum. Except as otherwise required by law, or the Certificate of Incorporation or the rules and regulations of any securities exchange or quotation system on which the securities of the Corporation are listed or quoted for trading, at all meetings of the Board of Directors or any committee thereof, a majority of the entire Board of Directors or a majority of the directors constituting such committee, as the case may be, shall constitute a quorum for the transaction of business and the vote of a majority of the directors or committee members, as applicable, present at any meeting at which there is a quorum shall be the act of the Board of Directors or such committee, as applicable. If a quorum shall not be present at any meeting of the Board of Directors or any committee thereof, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting of the time and place of the adjourned meeting, until a quorum shall be present.

Section 8. Actions of the Board by Written Consent. Unless otherwise provided in the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all the members of the Board of Directors or such committee, as the case may be, consent thereto in writing or by electronic transmission. Any person, whether or not then a director, may provide, through instruction to an agent or otherwise, that a consent to action will be effective at a future time (including a time determined upon the happening of an event) no later than sixty (60) days after such instruction is given or such provision is made and such consent shall be deemed to have been given at such effective time so long as such person is then a director and did not revoke the consent prior to such time. Any such consent shall be revocable prior to its becoming effective. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of the proceedings of the Board of Directors, or the committee thereof, in the same paper or electronic form as the minutes are maintained.

Section 9. Meetings by Means of Conference Telephone. Unless otherwise provided in the Certificate of Incorporation or these Bylaws, members of the Board of Directors of the Corporation, or any committee thereof, may participate in a meeting of the Board of Directors or such committee by means of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 9 shall constitute presence in person at such meeting.

Section 10. Committees. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. Each member of a committee must meet the requirements for membership, if any, imposed by applicable law and the rules and regulations of any securities exchange or quotation system on which the securities of the Corporation are listed or quoted for trading. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of any such committee. Subject to the rules and regulations of any securities exchange or quotation system on which the securities of the Corporation are listed or quoted for trading, in the absence or disqualification of a member of a committee, and in the absence of a designation by the Board of Directors of an alternate member to replace the absent or disqualified member, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another qualified member of the Board of Directors to act at the meeting in the place of any absent or disqualified member. Any such committee, to the extent permitted by law and provided in the resolution establishing such committee, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; provided, however, that no such committee shall have the power or authority to (i) approve, adopt, or recommend to the stockholders any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopt, amend, or repeal any of these Bylaws. Each committee shall keep regular minutes and report to the Board of Directors when required. Notwithstanding anything to the contrary contained in this Article III, the resolution of the Board of Directors establishing any committee of the Board of Directors and/or the charter of any such committee may establish requirements or procedures relating to the governance and/or operation of such committee that are different from, or in addition to, those set forth in these Bylaws and, to the extent that there is any inconsistency between these Bylaws and any such resolution or charter, the terms of such resolution or charter shall be controlling.

Section 11. Subcommittees. Unless otherwise provided in the Certificate of Incorporation, these Bylaws, or the resolution of the Board of Directors designating a committee, such committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee. Except for references to committees and members of committees in Section 10 of this Article III, every reference in these Bylaws to a committee of the Board of Directors or a member of a committee shall be deemed to include a reference to a subcommittee or member of a subcommittee.

Section 12. Compensation. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary for service as director, payable in cash or securities. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for service as committee members.

Section 13. Interested Directors. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association or other organization in which one or more of its directors or officers are directors or officers or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because any such director’s or officer’s vote is counted for such purpose if: (i) the material facts as to the director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (ii) the material facts as to the director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified by the Board of Directors, a committee thereof or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes such contract or transaction.

ARTICLE IV

OFFICERS

Section 1. General. The officers of the Corporation shall be chosen by the Board of Directors and shall be a President, a Secretary and a Treasurer. The Board of Directors, in its discretion, also may choose a Chairman of the Board of Directors (who must be a director) and one or more Vice Presidents, Assistant Secretaries, Assistant Treasurers and other officers. Any number of offices may be held by the same person, unless otherwise prohibited by law, the Certificate of Incorporation or these Bylaws. The officers of the Corporation need not be stockholders of the Corporation nor, except in the case of the Chairman of the Board of Directors, need such officers be directors of the Corporation.

Section 2. Election. The Board of Directors, at its first meeting held after each Annual Meeting of Stockholders (or action by written consent of stockholders in lieu of the Annual Meeting of Stockholders),19 shall elect the officers of the Corporation who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors; and each officer of the Corporation shall hold office until such officer’s successor is elected and qualified, or until such officer’s earlier death, resignation or removal. Any officer elected by the Board of Directors may be removed at any time by the Board of Directors. Any vacancy occurring in any office of the Corporation shall be filled by the Board of Directors. The salaries of all officers of the Corporation shall be fixed by the Board of Directors.

Section 3. Voting Securities Owned by the Corporation. Powers of attorney, proxies, waivers of notice of meeting, consents and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the President or any Vice President or any other officer authorized to do so by the Board of Directors and any such officer may, in the name of and on behalf of the Corporation, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation or other entity in which the Corporation may own securities and at any such meeting shall possess and may exercise any and all rights and power incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed if present. The Board of Directors may, by resolution, from time to time confer like powers upon any other person or persons.

Section 4. Chairman of the Board of Directors. The Chairman of the Board of Directors, if there be one, shall preside at all meetings of the stockholders and of the Board of Directors. The Chairman of the Board of Directors shall be the Chief Executive Officer of the Corporation, unless the Board of Directors designates the President as the Chief Executive Officer, and, except where by law the signature of the President is required, the Chairman of the Board of Directors shall possess the same power as the President to sign all contracts, certificates and other instruments of the Corporation which may be authorized by the Board of Directors. During the absence or disability of the President, the Chairman of the Board of Directors shall exercise all the powers and discharge all the duties of the President. The Chairman of the Board of Directors shall also perform such other duties and may exercise such other powers as may from time to time be assigned by these Bylaws or by the Board of Directors.

Section 5. President. The President shall, subject to the oversight and control of the Board of Directors and, if there be one, the Chairman of the Board of Directors, have general supervision of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. The President shall execute all bonds, mortgages, contracts and other instruments of the Corporation requiring a seal, under the seal of the Corporation, except where required or permitted by law to be otherwise signed and executed and except that the other officers of the Corporation may sign and execute documents when so authorized by these Bylaws, the Board of Directors or the President. In the absence or disability of the Chairman of the Board of Directors, or if there be none, the President shall preside at all meetings of the stockholders and, if the President is also a director, the Board of Directors. If there be no Chairman of the Board of Directors, or if the Board of Directors shall otherwise designate, the President shall be the Chief Executive Officer of the Corporation. The President shall also perform such other duties and may exercise such other powers as may from time to time be assigned to such officer by these Bylaws or by the Board of Directors.

Section 6. Vice Presidents. At the request of the President or in the President’s absence or in the event of the President’s inability or refusal to act (and if there be no Chairman of the Board of Directors), the Vice President, or the Vice Presidents if there are more than one (in the order designated by the Board of Directors), shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. Each Vice President shall perform such other duties and have such other powers as the Board of Directors from time to time may prescribe. If there be no Chairman of the Board of Directors and no Vice President, the Board of Directors shall designate the officer of the Corporation who, in the absence of the President or in the event of the inability or refusal of the President to act, shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President.

Section 7. Secretary. The Secretary shall attend all meetings of the Board of Directors and all meetings of the stockholders and record all the proceedings thereat in a book or books to be kept for that purpose; the Secretary shall also perform like duties for committees of the Board of Directors when required. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors, the Chairman of the Board of Directors or the President, under whose supervision the Secretary shall be. If the Secretary shall be unable or shall refuse to cause to be given notice of all meetings of the stockholders and special meetings of the Board of Directors, and if there be no Assistant Secretary, then either the Board of Directors or the President may choose another officer to cause such notice to be given. The Secretary shall have custody of the seal of the Corporation and the Secretary or any Assistant Secretary, if there be one, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by the signature of the Secretary or by the signature of any such Assistant Secretary. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest to the affixing by such officer’s signature. The Secretary shall see that all books, reports, statements, certificates and other documents and records required by law to be kept or filed are properly kept or filed, as the case may be.

Section 8. Treasurer. The Treasurer shall have the custody of the Corporation’s funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors or the President taking proper vouchers for such disbursements, and shall render to the President and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all transactions as Treasurer and of the financial condition of the Corporation. If required by the Board of Directors, the Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of the office of the Treasurer and for the restoration to the Corporation, in case of the Treasurer’s death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in the Treasurer’s possession or under the Treasurer’s control belonging to the Corporation.

Section 9. Assistant Secretaries. Assistant Secretaries, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the President, any Vice President, if there be one, or the Secretary, and in the absence of the

Secretary or in the event of the Secretary’s inability or refusal to act, shall perform the duties of the Secretary, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Secretary.

Section 10. Assistant Treasurers. Assistant Treasurers, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the President, any Vice President, if there be one, or the Treasurer, and in the absence of the Treasurer or in the event of the Treasurer’s inability or refusal to act, shall perform the duties of the Treasurer, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Treasurer. If required by the Board of Directors, an Assistant Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of the office of Assistant Treasurer and for the restoration to the Corporation, in case of the Assistant Treasurer’s death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in the Assistant Treasurer’s possession or under the Assistant Treasurer’s control belonging to the Corporation.

Section 11. Other Officers. Such other officers as the Board of Directors may choose shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors. The Board of Directors may delegate to any other officer of the Corporation the power to choose such other officers and to prescribe their respective duties and powers.

ARTICLE V

STOCK

Section 1. Form of Certificates. Every holder of stock in the Corporation shall be entitled to have a certificate signed by, or in the name of, the Corporation by any two authorized officers of the Corporation, certifying the number of shares owned by such stockholder in the Corporation. The Corporation shall not have power to issue a certificate in bearer form.

Section 2. Signatures. Any or all of the signatures on a certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue.

Section 3. Lost Certificates. The Board of Directors may direct a new certificate to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate, or such owner’s legal representative, to advertise the same in such manner as the Board of Directors shall require and/or to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate or the issuance of such new certificate.

Section 4. Transfers. Stock of the Corporation shall be transferable in the manner prescribed by applicable law and in these Bylaws. Transfers of stock shall be made on the books of the Corporation only by the person named in the certificate or by such person’s attorney lawfully constituted in writing and upon the surrender of the certificate therefor, properly endorsed for transfer and payment of all necessary transfer taxes; provided, however, that such surrender and endorsement or payment of taxes shall not be required in any case in which the officers of the Corporation shall determine to waive such requirement. Every certificate exchanged, returned or surrendered to the Corporation shall be marked “Canceled,” with the date of cancellation, by the Secretary or Assistant Secretary of the Corporation or the transfer agent thereof. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing from and to whom transferred.

Section 5. Dividend Record Date. In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 6. Record Owners. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise required by law.

Section 7. Transfer and Registry Agents. The Corporation may from time to time maintain one or more transfer offices or agencies and registry offices or agencies at such place or places as may be determined from time to time by the Board of Directors.

ARTICLE VI

NOTICES

Section 1. Notices. Whenever written notice is required by law, the Certificate of Incorporation or these Bylaws, to be given to any director, member of a committee or stockholder, such notice may be given in writing directed to such director’s, committee member’s or stockholder’s mailing address (or by electronic transmission directed to such director’s, committee member’s or stockholder’ electronic mail address, as applicable) as it appears on the records of the Corporation and shall be given: (a) if mailed, when the notice is deposited in the United States mail, postage prepaid, (b) if delivered by courier service, the earlier of when the notice is received or left at such director’s, committee member’s or stockholder’s address or (c) if given by electronic mail, when directed to such director’s, committee member’s or stockholder’s electronic mail address unless such director, committee member or stockholder has notified the corporation in writing or by electronic transmission of an objection to receiving notice by electronic mail or such notice is prohibited by the under applicable law, the Certificate of Incorporation or these Bylaws. Without limiting the manner by which notice otherwise may be given effectively to stockholders, but subject to Section 232(e) of the DGCL, any notice to stockholders given by the Corporation under applicable law, the Certificate of Incorporation or these Bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice or electronic transmission to the Corporation. The Corporation may give notice by electronic mail in accordance with the first sentence of this Section 1 without obtaining the consent required by the second sentence of this Section 1. Notice given by electronic transmission, as described above, shall be deemed given: (i) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice; (ii) if by a posting on an electronic network, together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and (iii) if by any other form of electronic transmission, when directed to the stockholder. Notwithstanding the foregoing, a notice may not be given by an electronic transmission from and after the time that (i) the Corporation is unable to deliver by such electronic transmission two consecutive notices given by the Corporation and (ii) such inability becomes known to the Secretary or an Assistant Secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice; provided, however, the inadvertent failure to discover such inability shall not invalidate any meeting or other action.

Section 2. Waivers of Notice. Whenever any notice is required, by applicable law, the Certificate of Incorporation or these Bylaws, to be given to any director, member of a committee or stockholder, a waiver thereof in writing, signed by the person or persons entitled to notice, or a waiver by electronic transmission by the person or persons entitled to notice, whether before or after the time stated therein, shall be deemed equivalent thereto. Attendance of a person at a meeting, present in person or represented by proxy, shall constitute a waiver of notice of such meeting, except where the person attends the meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any Annual or Special Meeting of Stockholders or any regular or special meeting of the directors or members of a committee of directors need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by law, the Certificate of Incorporation or these Bylaws.

ARTICLE VII

GENERAL PROVISIONS

Section 1. Dividends. Dividends upon the capital stock of the Corporation, subject to the requirements of the DGCL and the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting of the Board of Directors (or any action by written consent in lieu thereof in accordance with Section 8 of Article III hereof), and may be paid in cash, in property, or in shares of the Corporation’s capital stock. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, deems proper as a reserve or reserves to meet contingencies, or for purchasing any of the shares of capital stock, warrants, rights, options, bonds, debentures, notes, scrip or other securities or evidences of indebtedness of the Corporation, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for any proper purpose, and the Board of Directors may modify or abolish any such reserve.

Section 2. Disbursements. All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

Section 3. Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

Section 4. Corporate Seal. The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words “Corporate Seal, Delaware.” The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

ARTICLE VIII

INDEMNIFICATION

Section 1. Power to Indemnify in Actions, Suits or Proceedings other than Those by or in the Right of the Corporation. Subject to Section 3 of this Article VIII, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation), by reason of the fact that such person is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful.

Section 2. Power to Indemnify in Actions, Suits or Proceedings by or in the Right of the Corporation. Subject to Section 3 of this Article VIII, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 3. Authorization of Indemnification. Any indemnification under this Article VIII (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the present or former director or officer is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 1 or Section 2 of this Article VIII, as the case may be. Such determination shall be made, with respect to a person who is a director or officer of the Corporation at the time of such determination, (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (ii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or (iv) by the stockholders. Such determination shall be made, with respect to former directors and officers, by any person or persons having the authority to act on the matter on behalf of the Corporation. To the extent, however, that a present or former director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith, without the necessity of authorization in the specific case.

Section 4. Good Faith Defined. For purposes of any determination under Section 3 of this Article VIII, a person shall be deemed to have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe such person’s conduct was unlawful, if such person’s action is based on the records or books of account of the Corporation or another enterprise, or on information supplied to such person by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Corporation or another enterprise. The provisions of this Section 4 shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in Section 1 or Section 2 of this Article VIII, as the case may be.

Section 5. Indemnification by a Court. Notwithstanding any contrary determination in the specific case under Section 3 of this Article VIII, and notwithstanding the absence of any determination thereunder, any director or officer may apply to the Court of Chancery of the State of Delaware or any other court of competent jurisdiction in the State of Delaware for indemnification to the extent otherwise permissible under Section 1 or Section 2 of this Article VIII. The basis of such indemnification by a court shall be a determination by such court that indemnification of the director or officer is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 1 or Section 2 of this Article VIII, as the case may be. Neither a contrary determination in the specific case under Section 3 of this Article VIII nor the absence of any determination thereunder shall be a defense to such application or create a presumption that the director or officer seeking indemnification has not met any applicable standard of conduct. Notice of any application for indemnification pursuant to this Section 5 shall be given to the Corporation promptly upon the filing of such application. If successful, in whole or in part, the director or officer seeking indemnification shall also be entitled to be paid the expense of prosecuting such application.

Section 6. Expenses Payable in Advance. Expenses (including attorneys’ fees) incurred by a director or officer of the Corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized in this Article VIII. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents of the Corporation or by persons serving at the request of the Corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the Corporation deems appropriate.

Section 7. Nonexclusivity of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VIII shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the Certificate of Incorporation, these Bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office, it being the policy of the Corporation that indemnification of the persons specified in Section 1 and Section 2 of this Article VIII shall be made to the fullest extent permitted by law. A right to indemnification or to advancement of expenses arising under a provision of the Certificate of Incorporation or these Bylaws shall not be eliminated or impaired by an amendment to or repeal or elimination of a provision of the Certificate of Incorporation or these Bylaws after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such act or omission has occurred. The provisions of this Article VIII shall not be deemed to preclude the indemnification of any person who is not specified in Section 1 or Section 2 of this Article VIII but whom the Corporation has the power or obligation to indemnify, under the provisions of the DGCL, or otherwise.

Section 8. Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Corporation would have the power or the obligation to indemnify such person against such liability under the provisions of this Article VIII. For purposes of this Section 8, insurance shall include any insurance provided directly or indirectly (including pursuant to any fronting or reinsurance arrangement) by or through a captive insurance company in accordance with the requirements of Section  145(g) of the DGCL.

Section 9. Certain Definitions. For purposes of this Article VIII, references to “the Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors or officers, so that any person who is or was a director or officer of such constituent corporation, or is or was a director or officer of such constituent corporation serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued. For purposes of this Article VIII, references to “officers” shall mean only a person who at the time of such or omission is deemed to have consented to service by the delivery of process to the registered agent of the Corporation pursuant to Section 3114(b) of Title 10 of the Delaware Code (treating residents of the State of Delaware as if they were nonresidents to apply Section 3114(b) of Title 10 of the Delaware Code to this sentence). The term “another enterprise” as used in this Article VIII shall mean any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise of which such person is or was serving at the request of the Corporation as a director, officer, employee or agent. For purposes of this Article VIII, references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the Corporation” shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director or officer with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Corporation” as referred to in this Article VIII.

Section 10. Survival of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VIII shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 11. Limitation on Indemnification. Notwithstanding anything contained in this Article VIII to the contrary, except for proceedings to enforce rights to indemnification (which shall be governed by Section 5 of this Article VIII), the Corporation shall not be obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) or advance expenses in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors of the Corporation.

Section 12. Indemnification of Employees and Agents. The Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to officers, employees and agents of the Corporation similar to those conferred in this Article VIII to directors and officers of the Corporation.

ARTICLE IX

FORUM FOR ADJUDICATION OF CERTAIN DISPUTES

Section 1. Forum for Adjudication of Certain Disputes. Unless the Corporation consents in writing to the selection of an alternative forum (an “Alternative Forum Consent”), the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a duty (including any fiduciary duty) owed by any current or former director, officer, stockholder, employee or agent of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation or any current or former director, officer, stockholder, employee or agent of the Corporation arising out of or relating to any provision of the DGCL, the Certificate of Incorporation or these Bylaws (each, as in effect from time to time), or (iv) any action asserting a claim against the Corporation or any current or former director, officer, stockholder, employee or agent of the Corporation governed by the internal affairs doctrine of the State of Delaware; provided, however, that, in the event that the Court of Chancery of the State of Delaware lacks subject matter jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding shall be another state or federal court located within the State of Delaware, in each such case, unless the Court of Chancery (or such other state or federal court located within the State of Delaware, as applicable) has dismissed a prior action by the same plaintiff asserting the same claims because such court lacked personal jurisdiction over an indispensable party named as a defendant therein. Unless the Corporation gives an Alternative Forum Consent, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. Failure to enforce the foregoing provisions would cause the Corporation irreparable harm and the Corporation shall be entitled to equitable relief, including injunctive relief and specific performance, to enforce the foregoing provisions. Any person or entity purchasing, otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 1. The existence of any prior Alternative Forum Consent shall not act as a waiver of the Corporation’s ongoing consent right as set forth above in this Section 1 with respect to any current or future actions or claims.

ARTICLE X

AMENDMENTS

Section 1. Amendments. These Bylaws may be altered, amended or repealed, in whole or in part, or new Bylaws may be adopted by the stockholders or by the Board of Directors; provided,

however, that notice of such alteration, amendment, repeal or adoption of new Bylaws be contained in the notice of a meeting of the stockholders or Board of Directors, as the case may be, called for the purpose of acting upon any proposed alteration, amendment, repeal or adoption of new Bylaws. All such alterations, amendments, repeals or adoptions of new Bylaws must be approved by either the holders of a majority of the outstanding capital stock entitled to vote thereon or by a majority of the entire Board of Directors then in office. Any amendment to these Bylaws adopted by stockholders which specifies the votes that shall be necessary for the election of directors shall not be further amended or repealed by the Board of Directors.

Section 2. Entire Board of Directors. As used in this Article X and in these Bylaws generally, the term “entire Board of Directors” means the total number of directors which the Corporation would have if there were no vacancies.

* * *

Adopted as of:     ,

Annex D

VOTING AGREEMENT

This VOTING AGREEMENT (“Agreement”) is dated as of June 27, 2024, by and between Nokia Corporation, a company incorporated under the laws of the Republic of Finland (“Nokia”) and Oaktree Optical Holdings, L.P. (the “Shareholder”). Nokia and the Shareholder are sometimes referred to as a “Party” and collectively the “Parties”.

W I T N E S S E T H:

WHEREAS, as of the date hereof, the Shareholder is the record or beneficial owner (as defined in Rule 13d-3 and 13d-5(b)(1) of the Exchange Act, which meaning will apply for all purposes of this Agreement whenever the term “beneficial owner” or “beneficially owned” is used) of the shares of common stock, par value $0.001 per common share, in Infinera Corporation, a Delaware corporation (the “Company”) (“Company Common Stock”) set forth opposite the Shareholder’s name in Schedule I hereto (such shares of Company Common Stock together with any other shares of Company Common Stock over which the Shareholder acquires record or beneficial ownership (including pursuant to Section 3.1) during the period from the date hereof through the termination of this Agreement, are collectively referred to herein as the “Subject Shares”).

WHEREAS, concurrently with the execution and delivery of this Agreement, Nokia, the Company and the other parties thereto are entering into an Agreement and Plan of Merger, dated as of June 27, 2024 (the “Merger Agreement”), pursuant to which, at the Effective Time, Neptune of America Corporation, a Delaware corporation (“Merger Sub”), a direct or indirect subsidiary of Nokia, will merge with and into the Company (the “Merger”), with the Company being the surviving corporation in the Merger, in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), upon the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, the affirmative vote (in person or by proxy) of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote at the Company Stockholder Meeting will be required to approve the Merger and the other transactions contemplated by the Merger Agreement as a condition to the Merger being consummated; and

WHEREAS, as an inducement to Nokia’s willingness to enter into the Merger Agreement, Nokia and the Shareholder are entering into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Capitalized Terms. For purposes of this Agreement, capitalized terms used and not defined herein shall have the respective meanings ascribed to them in the Merger Agreement.

ARTICLE II

VOTING AGREEMENT

Section 2.1 Agreement to Vote the Subject Shares During the Voting Period. The Shareholder hereby agrees that, during the period from the date hereof through the termination of this Agreement pursuant to Section 6.1 (the “Voting Period”), at any duly called meeting of the stockholders of the Company (or any adjournment, reconvening or postponement thereof), it shall, and shall cause any other affiliated holder of record of the Subject Shares to, if such a meeting is held, attend such meeting, in person or by proxy, or otherwise cause its Subject Shares to be counted as present thereat for purposes of establishing a quorum, and it shall vote or consent (or cause to be voted or consented), in person or by proxy, all of its Subject Shares:

(a) in favor of a proposal to adopt the Merger Agreement;

(b) in favor of any other matters that would reasonably be expected to facilitate the consummation of the Merger and the other transactions contemplated by the Merger Agreement, including any proposal to adjourn or postpone such meeting of the stockholders of the Company to a later date if there are not sufficient votes to approve the Merger and the other transactions contemplated by the Merger Agreement; provided, however, that the foregoing shall not require the Shareholder to vote in favor of any waiver, modification or amendment to the terms of the Merger Agreement, or any other agreement or arrangement that would have the effect of waiving, amending or modifying the Merger Agreement in a manner that would be less favorable in any material respect to the Shareholder than the Merger Agreement as in effect on the date hereof, including any waiver, amendment or modification that (i) decreases or changes the form of the Merger Consideration, (ii) imposes any material restrictions or any additional material conditions on the consummation of the Merger or the payment of the Merger Consideration to the Company Stockholders or (iii) extends the Termination Date.

(c) against any Acquisition Proposal; and

(d) against any amendments to the organizational documents of the Company (other than as may be provided for in the Merger Agreement or as may be required to effect the Merger or the other transactions contemplated by the Merger Agreement) or other proposal or transaction involving the Company or any of its Subsidiaries, in each case, that would reasonably be expected to (i) prevent, materially restrain, or materially impair the consummation of the Merger, or (ii) change, in any manner, the voting rights of any class of share capital of the Company.

For the avoidance of doubt, except as explicitly set forth in this Section 2.1, nothing in this Agreement shall limit the right of the Shareholder to vote in favor of, against or abstain with respect to any other matters presented to the stockholders of the Company.

The Shareholder hereby covenants and agrees that it shall not enter into any agreement or undertaking, and shall not commit or agree to take any action, that would prevent or materially impair its ability to perform its obligations pursuant to this Agreement.

ARTICLE III

COVENANTS

Section 3.1 Subject Shares.

(a) The Shareholder agrees that during the Voting Period it shall not, without Nokia’s prior written consent, directly or indirectly (i) (A) offer for sale, sell (including short sales), transfer, tender, pledge, encumber, hypothecate, loan, assign or otherwise dispose of (including by gift, merger, tendering into any tender offer or exchange offer or otherwise) (collectively, a “Transfer”), or enter into any contract, option, derivative, forward sale, hedging or similar transaction by which any economic risks or rewards or ownership of, or voting rights with respect to, Subject Shares are Transferred or (B) consent to or approve any of the foregoing in this clause (i), or (ii) grant any proxies or powers of attorney with respect to, or deposit into a voting trust or enter into a voting arrangement, whether by proxy, voting agreement or otherwise with respect to, or related to any or all of the Subject Shares or agree, commit or enter into any understanding to enter into any such voting trust, voting arrangement, proxy or voting agreement, in each case, that is inconsistent with the terms of this Agreement or prevent, restrain or impair the ability of the Shareholder to comply with its obligations pursuant to this Agreement; provided, that the Shareholder may Transfer any of its Subject Shares or any interest contained therein (1) pursuant to, and in compliance with, a written plan that meets the requirements of Rule 10b5-1 under the Exchange Act that is in effect prior to the date of this Agreement, (2) pursuant to any non-consensual Order (3) to one or more partners, members or equity holders of the Shareholder or any of its Affiliates and (4) to any of the Shareholder’s Affiliates; provided, however, that such Transfer, in the case of the foregoing clauses (3) and (4), shall be conditioned on the transferee agreeing in writing (in form and substance reasonably acceptable to Nokia) to assume all of the obligations of the Shareholder hereunder and to be bound by the provisions of this Agreement. Any Transfer in violation of this Section 3.1(a) with respect to the Shareholder’s Subject Shares shall be null and void. Nothing in this Agreement shall prohibit direct or indirect transfers of equity or other interests in the Shareholder.

(b) In the event of a subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction, the term “Subject Shares” shall be deemed to refer to and include the Subject Shares initially subject to this Agreement as well as all such additional shares of Company Common Stock acquired or received by the Shareholder in connection with any share dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction referred to above and any securities into which or for which any or all of the Subject Shares may be changed or exchanged or which are received in such transaction or otherwise acquired or received.

Section 3.2 Non-Solicitation(a) . During the Voting Period, the Shareholder shall, and shall cause its Representatives to, comply with the covenants set forth in Section 5.3(a) of the Merger Agreement (subject to any exceptions therein) applicable to the Company as if such covenants were applicable to the Shareholder, mutatis mutandis. For the avoidance of doubt, in no event shall the Shareholder be liable for the termination fees provided for under Section 8.3(b) of the Merger Agreement, or any other amounts payable pursuant to the Merger Agreement.

Section 3.3 Shareholder’s Capacity. All agreements and understandings made herein shall be made solely in the Shareholder’s capacity as a holder of the Subject Shares and not in any other capacity. Nothing contained in this Agreement shall prevent, limit or affect the Shareholder or any other Person, as applicable, from exercising his or her fiduciary duties as a director or officer of the Company pursuant to applicable Law, and the restrictions set forth in this Agreement shall only apply to the Shareholder in its capacity as a stockholder of the Company.

Section 3.4 Waiver of Appraisal and Dissenters Rights. The Shareholder (a) hereby irrevocably and unconditionally waives, and agrees to prevent the exercise of, any and all rights to require appraisal of the Subject Shares pursuant to the DGCL or otherwise to dissent from the transactions contemplated by the Merger Agreement, including the Merger, and (b) agrees not to commence or join in, and agrees to take all actions necessary to opt out of any class in any class action with respect to any claim, derivative or otherwise, against the Company, Merger Sub, Nokia, or any of their respective successors (i) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (ii) alleging breach of fiduciary duty of any Person in connection with the negotiation and entry into the Merger Agreement or any other agreement expressly contemplated thereby.

Section 3.5 Further Assurances. The Shareholder shall, from time to time, at the written request of Nokia, perform or cause to be performed such further acts and to execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as are, in each case, reasonably necessary or appropriate to carry out and give effect to the provisions of this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDER

The Shareholder hereby represents and warrants to Nokia as follows:

Section 4.1 Due Organization and Authorization. (a) The Shareholder is duly organized, validly existing, and to the extent applicable, in good standing under the laws of the jurisdiction of its organization, (b) the Shareholder has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby and (c) the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by the Shareholder have been duly authorized by all necessary action on the part of the Shareholder. This Agreement has been duly executed and delivered by the Shareholder and, assuming the due authorization, execution and delivery by Nokia, constitutes a valid and binding obligation of the Shareholder, enforceable against it in accordance with its terms, except to the extent enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to rules of law governing specific performance, injunctive relief and other general principles of equity, whether considered in a proceeding at law or in equity.

Section 4.2 Ownership of Shares. Schedule I hereto sets forth opposite the Shareholder’s name the number of shares of Company Common Stock over which the Shareholder has record or beneficial ownership as of the date hereof. As of the date hereof, the Shareholder is the lawful owner of the shares of Company Common Stock set forth on Schedule I and has the sole power to vote or cause to be voted such shares of Company Common Stock. Except as set forth on Schedule 4.2 hereto, as of the date hereof, the Shareholder does not own or hold any right to acquire any additional shares of any class of share capital of the Company or other securities of the Company or any interest therein or any voting rights with respect to any securities of the Company other than the Subject Shares. The Shareholder has good and valid title to the shares of Company Common Stock set forth on Schedule I, free and clear of any and all Liens of any nature or kind whatsoever, other than (a) those created by this Agreement, (b) those imposed under applicable securities Law or (c) as would not reasonably be expected to prevent or materially impair the ability of the Shareholder to perform its obligations under this Agreement. The Shareholder has the sole right to dispose of the Subject Shares with no restrictions, subject to applicable securities laws on its rights of disposition of the Subject Shares. As of the date of this Agreement, except as contemplated by this Agreement, (i) there are no agreements or arrangements of any kind, contingent or otherwise, obligating the Shareholder to Transfer or cause to be Transferred any Subject Shares and (ii) no Person has any contractual or other right or obligation to purchase or otherwise acquire any of such Subject Shares.

Section 4.3 No Conflicts; Consents(a)

(a) The execution and delivery of this Agreement by the Shareholder does not, and the performance by the Shareholder of its obligations under this Agreement and the compliance by it with any provisions hereof applicable to it do not and will not: (i) conflict with or violate any applicable Law applicable to the Shareholder, (ii) contravene or conflict with, or result in any violation or breach of, any provision of any charter, certificate of incorporation, articles of association, by-laws, operating agreement or similar formation or governing documents and instruments of the Shareholder, or

(iii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the Subject Shares pursuant to any Contract to which the Shareholder is a party or by which the Shareholder is bound, except, in the case of clause (i) or (iii), as would not reasonably be expected to prevent or materially impair the ability of the Shareholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

(b) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority or any other Person is required by the Shareholder in connection with the execution and delivery of this Agreement or the consummation by the Shareholder of the transactions contemplated hereby, except (i) for compliance with applicable requirements of the Exchange Act or any other securities Laws and the rules and regulations promulgated thereunder and (ii) as would not reasonably be expected to prevent or materially impair the ability of the Shareholder to perform its obligations under this Agreement.

Section 4.4 Absence of Litigation. As of the date hereof, there is no Legal Proceeding pending against, or, to the knowledge of the Shareholder, threatened against the Shareholder that would reasonably be expected to prevent or materially impair the Shareholder’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby.

Section 4.5 Absence of Other Voting Agreement. Except for this Agreement and the letter agreement dated April 13, 2020 between the Shareholder and the Company, the Shareholder has not: (a) entered into any voting agreement, voting trust or similar agreement with respect to any Subject Shares or other equity securities of the Company owned by the Shareholder, or (b) granted any proxy, consent or power of attorney with respect to any Subject Shares (other than as contemplated by this Agreement).

Section 4.6 No Finder’s Fees. No broker, investment banker, financial advisor, finder, agent, or other Person is entitled to any fee or commission for which the Company or any of its Subsidiaries is responsible.

Section 4.7 Reliance. The Shareholder has been represented by or had opportunity to be represented by independent counsel and its authorized officers or representatives have carefully read and fully understand this Agreement and the Merger Agreement. The Shareholder understands and acknowledges that Nokia is entering into the Merger Agreement in reliance upon the Shareholder’s execution, delivery and performance of this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF NOKIA

Nokia hereby represents and warrants to the Shareholder as follows:

Section 5.1 Due Organization and Authorization. Nokia is duly organized and validly existing pursuant to the Laws of Finland. Nokia has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by Nokia have been duly authorized by all necessary action on the part of Nokia. This Agreement has been duly executed and delivered by Nokia and, assuming the due authorization, execution and delivery by the Shareholder, constitutes a valid and binding obligation of Nokia, enforceable against Nokia in accordance with its terms, except to the extent enforceability (a) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (b) is subject to rules of law governing specific performance, injunctive relief and other general principles of equity, whether considered in a proceeding at law or in equity.

Section 5.2 No Conflicts; Consents.

(a) The execution and delivery of this Agreement by Nokia does not, and the performance by Nokia of its obligations under this Agreement and the compliance by Nokia with any provisions hereof applicable to it do not and will not: (i) conflict with or violate any Law applicable to Nokia, (ii) contravene or conflict with, or result in any violation or breach of, any provision of any charter, certificate of incorporation, articles of association, by-laws, operating agreement or similar formation or governing documents and instruments of Nokia, or (iii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under any Contract to which Nokia is a party or by which Nokia is bound, except, in the case of clause (i) or (iii), as would not reasonably be expected, either individually or in the aggregate, to materially impair the ability of Nokia to perform its obligations hereunder or to consummate the transactions contemplated hereby.

(b) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority or any other Person is required by or with respect to Nokia in connection with the execution and delivery of this Agreement or the consummation by Nokia of the transactions contemplated hereby, except for filings with the SEC of such reports under the Exchange Act as may be required in connection with this Agreement and the consummation of the transactions contemplated hereby.

ARTICLE VI

TERMINATION

Section 6.1 Termination. This Agreement shall automatically terminate, and neither Nokia nor the Shareholder shall have any rights or obligations hereunder and this Agreement shall become null and void and have no effect, upon the earliest to occur of: (a) a written agreement between Nokia and the Shareholder to terminate this Agreement; (b) the occurrence of a vote of the Company Stockholders to adopt the Merger Agreement at the Company Stockholder Meeting; (c) the date of any waiver, modification or amendment to the terms of the Merger Agreement that would cause the Merger Agreement, as so waived, modified or amended, to be less favorable in any material respect to the Shareholder than the Merger Agreement as in effect on the date hereof; (d) the occurrence of a Company Board Recommendation Change in accordance with the terms and conditions of the Merger Agreement; (e) the occurrence of the Termination Date (as such date may be extended pursuant to the terms of the Merger Agreement); and (f) the valid termination of the Merger Agreement in accordance with its terms. The termination of this Agreement shall not prevent a Party from seeking any remedies (at law or in equity) against the other Party or relieve such party from liability for such Party’s material and willful breach (meaning an action or omission that at the time taken or made is both deliberate and known to be a material breach by such Party) of this Agreement. Notwithstanding anything to the contrary herein, the provisions of Section 3.3 ARTICLE VII shall survive the termination of this Agreement.

ARTICLE VII

MISCELLANEOUS

Section 7.1 Publication. The Shareholder hereby permits Nokia and the Company to publish and disclose publicly the Shareholder’s identity and ownership of Company Common Stock and the nature of its commitments, arrangements and understandings pursuant to this Agreement in any announcement or disclosure required by the SEC or other Governmental Authority, including the Form F-4 (and the Proxy Statement included therein), the Form F-6, and any Other Required Filing, in each case as determined by Nokia or the Company (in their respective reasonable determination) to be required to be disclosed. The Shareholder agrees to promptly give to Nokia and the Company any information as they may reasonably require for the preparation of any such disclosure documents. The Shareholder hereby agrees to promptly notify Nokia and the Company of any required corrections with respect to any written information supplied by the Shareholder specifically for use in any such disclosure document, if and to the extent that any shall have come false or misleading in any material respect. Nothing in this Agreement shall preclude the Shareholder from making such filings as are required by applicable Law in connection with the execution or performance of this Agreement.

Section 7.2 No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Nokia, Merger Sub, the Company or any of their Affiliates any direct or indirect ownership or incidence of ownership of or with respect to the Subject Shares. All rights, ownership and economic benefits of and relating to the Subject Shares shall remain vested in and belong to the Shareholder, and neither Nokia nor any of its Affiliates shall possess any power or authority to direct the Shareholder in the voting or disposition of any of the Subject Shares except as otherwise specifically provided herein.

Section 7.3 Fees and Expenses. Each Party shall be responsible for its own fees and expenses (including the fees and expenses of investment bankers, accountants and counsel) in connection with the entering into and performance under this Agreement and the consummation of the transactions contemplated hereby and by the Merger Agreement, whether or not the Merger is consummated.

Section 7.4 Amendments, Waivers, etc. Subject to applicable Law and subject to the other provisions of this Agreement, this Agreement may be amended by the Parties at any time by execution of any instrument in writing signed on behalf of each of Nokia and the Shareholder. At any time and from time to time, Nokia and the Shareholder may, to the extent legally allowed and except as otherwise set forth herein, (i) extend the time for the performance of any of the obligations or other acts of the other Party, (ii) waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto and (iii) subject to the requirements of applicable Law, waive compliance by the other Party with any of the agreements or conditions contained herein applicable to such party. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by such Party. Any delay in exercising any right pursuant to this Agreement shall not constitute a waiver of such right. Any waiver by a Party of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition, of this Agreement.

Section 7.5 Notices. All notices and other communications hereunder must be in writing and will be deemed to have been duly delivered and received hereunder (i) four (4) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service or (iii) immediately upon delivery by hand (with a written or electronic confirmation of delivery) or by electronic mail, in each case to the intended recipient as set forth below:

If to Nokia, to it at:

Nokia Corporation
Karakaari 7
02610 Espoo
Finland
Attn:	Head of Corporate Legal
Email:	[***]

with a copy (which will not constitute notice) to:
Skadden, Arps, Slate, Meagher & Flom LLP
22 Bishopsgate
London EC2N 4BQ
Attn:	Lorenzo Corte
Denis Klimentchenko
Email:	[***]
[***]

and if to the Shareholder, to it at the address set forth in Schedule I.

From time to time, each Party may provide notice to the other Party of a change in its address, or e-mail address through a notice given in accordance with this Section 7.5, except that notice of any change to the address or any of the other details specified in or pursuant to this Section 7.5 shall not be deemed to have been received until, and shall be deemed to have been received upon, the later of the date (i) specified in such notice or (ii) that is five (5) Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 7.5.

Section 7.6 Headings. The headings contained in this Agreement are for convenience of reference purposes only and will not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision thereof.

Section 7.7 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, or incapable of being enforced under any applicable Law, the remainder of this Agreement shall continue in full force and effect and the application of such provision to other Persons or circumstances shall be interpreted so as reasonably to effect the intent of the parties. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

Section 7.8 Entire Agreement; Assignment. This Agreement, together with the Merger Agreement, constitutes the entire agreement between Nokia and the Shareholder, with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, between Nokia and the Shareholder with respect to the subject matter hereof. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder, by operation of law or otherwise, without the prior written approval of the other Party, except that Nokia may assign all or any portion of its rights and obligations pursuant to this Agreement in connection with a merger or consolidation involving Nokia, or other disposition of all or substantially all of the assets of Nokia; it being understood that any such assignment will not relieve Nokia of any of its obligations under this Agreement or impede or delay the consummation of the transactions contemplated hereby. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of, and be enforceable by, the parties and their respective successors and permitted assigns. No assignment by any Party shall relieve such Party of any of its obligations hereunder. Any purported assignment of this Agreement without the consent required by this Section 7.8 is null and void.

Section 7.9 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of, and be enforceable by, each Party and their respective successors and permitted assigns, and, other than as contemplated under Section 6.1, Section 7.1 and Section 7.4, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

Section 7.10 Interpretation. When a reference is made in this Agreement to an Article, a Section or Schedule, such reference shall be to an Article of, a Section of or Schedule to, this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The terms “or”, “nor”, “any”, “either” and “neither” are not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. References to a Person are also to its permitted assigns and successors. The Parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. Whenever the last day for the exercise of any right or the discharge of any duty under this Agreement falls on a day other than a business day, the Party having such right or duty shall have until the next business day to exercise such right or discharge such duty.

Section 7.11 Governing Law. This Agreement and all actions, proceedings or counterclaims (whether based on contract, tort or otherwise) based on, arising out of or relating to this Agreement or the actions of the parties hereto in the negotiation, administration, performance and enforcement thereof, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

Section 7.12 Specific Performance; Submission to Jurisdiction.

(a) The Parties acknowledge and agree that (i) irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the Parties do not perform the provisions of this Agreement (including any Party failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions, (ii) the Parties will be entitled, in addition to any other remedy to which they are entitled at Law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches (or threatened breaches) of this Agreement and to enforce specifically the terms and provisions hereof and (iii) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of the Shareholder or Nokia would have entered into this Agreement. The Parties agree not to raise any objections to the granting of an injunction, specific performance or other equitable relief to prevent or restrain breaches or threatened breaches of this Agreement on the basis that (i) the other Party has an adequate remedy at law, or (ii) an award of specific performance is not an appropriate remedy for any reason at law or in equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such injunction or enforcement, and each Party irrevocably waives any right that it may have to require or request the obtaining, furnishing or posting of any such bond or other security. Each Party agrees that it will use its reasonable best efforts to cooperate with the other parties in seeking and agreeing to an expedited schedule in any litigation seeking an injunction or order of specific performance. The Parties further agree that (x) by seeking the remedies provided for in this Section 7.12, a Party shall not in any respect waive its right to seek any other form of relief that may be available to a Party under this Agreement, and (y) nothing set forth in this Section 7.12 shall require any Party to institute any proceeding for (or limit any Party’s right to institute any proceeding for) specific performance under this Section 7.12 prior or as a condition to exercising any termination right under ARTICLE VI (and pursuing damages after such termination), nor shall the commencement of any Legal Proceeding pursuant to this Section 7.12 or anything set forth in this Section 7.12 restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of ARTICLE VI or pursue any other remedies under this Agreement that may be available then or thereafter.

(b) Each of the Parties (a) irrevocably consents to the service of the summons and complaint and any other process (whether inside or outside the territorial jurisdiction of the Chosen Courts) in any Legal Proceeding based on, arising out of or relating to this Agreement, for and on behalf of itself or any of its properties or assets, in accordance with this Section 7.12 or in such other manner as may be permitted by applicable Law, and nothing in this Section 7.12 shall affect the right of any Party to serve legal process in any other manner permitted by applicable Law; (b) irrevocably and unconditionally consents and submits itself and its properties and assets in any Legal Proceeding to the exclusive general jurisdiction of the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any other state or federal court within the State of Delaware) (the “Chosen Courts”) in the event that any dispute or controversy based on, arising in connection with or relating to this Agreement; (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (d) agrees that any Legal Proceeding based on, arising in connection with or relating to this Agreement shall be brought, tried and determined only in the Chosen Courts; (e) waives any objection that it may now or hereafter have to the venue of any such Legal Proceeding in the Chosen Courts or that such Legal Proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (f) agrees that it shall not bring any Legal Proceeding based on, arising out of or relating to this Agreement or the Transaction in any court other than the Chosen Courts. Each of Nokia and the Shareholder agrees that a final judgment in any Legal Proceeding in the Chosen Courts shall be conclusive and may be enforced in other jurisdictions, either within or outside of the U.S., by suit on the judgment or in any other manner provided by applicable Law. A certified or exemplified copy of such award or judgment shall be conclusive evidence of the fact and amount of such award or judgment. With respect to any Legal Proceeding for which it has submitted to jurisdiction pursuant to this Section 7.12, each Party irrevocably consents to service of process in the manner provided for the giving of notices pursuant to Section 7.5. Nothing in this Section 7.12 shall affect the right of any Party to serve process in any other manner permitted by Law. The foregoing consent to jurisdiction shall not (x) constitute submission to jurisdiction or general consent to service of process in the State of Delaware for any purpose except with respect to any Legal Proceedings based on, arising out of or relating to this Agreement or the Transaction or (y) be deemed to confer rights on any Person other than the Parties.

Section 7.13 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE PURSUANT TO, BASED ON OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THAT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING (WHETHER FOR BREACH OF CONTRACT, TORTIOUS CONDUCT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF, BASED ON OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY ACKNOWLEDGES AND AGREES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) IT MAKES THIS WAIVER VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.13.

Section 7.14 No Partnership, Agency or Joint Venture. This Agreement is intended to create a contractual relationship between the Shareholder and Nokia and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship between the parties hereto.

Section 7.15 No Survival of Representations and Warranties. The respective representations and warranties of the Shareholder and Nokia contained herein shall not survive the closing of the transactions contemplated hereby and by the Merger Agreement.

Section 7.16 Counterparts; Electronic Signatures. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all Parties need not sign the same counterpart. Delivery of an executed counterpart of a signature page to this Agreement by electronic means, including docusign, e-mail, or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement. No Party may raise the use of an electronic means to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of electronic means, as a defense to the formation of a contract, and each Party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

Section 7.17 No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties unless and until (a) the Company’s board of directors has approved the transactions contemplated by the Merger Agreement and this Agreement, (b) the Merger Agreement is executed by all parties thereto and (c) this Agreement is executed by all parties hereto.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

NOKIA CORPORATION

By:	/s/ Johanna Mandelin
Name: Johanna Mandelin
Title: Authorized Signatory

By:	/s/ Tatu Simula
Name: Tatu Simula
Title: Authorized Signatory

[Signature Page to Voting Agreement]

THE SHAREHOLDER:

OAKTREE OPTICAL HOLDINGS, L.P.

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Jordon Kruse
Name: Jordon Kruse
Title: Authorized Signatory

By:	/s/ Matt Wilson
Name: Matt Wilson
Title: Authorized Signatory

[Signature Page to Voting Agreement]

Annex E

Centerview Partners LLC

31 West 52nd Street

New York, NY 10019

June 27, 2024

The Board of Directors

Infinera Corporation

6373 San Ignacio Avenue

San Jose, CA 95119

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.001 per share (the “Shares”) (other than Excluded Shares, as defined below), of Infinera Corporation, a Delaware corporation (the “Company”), of the Consideration (as defined below) proposed to be paid to such holders pursuant to the Agreement and Plan of Merger (the “Agreement”) proposed to be entered into by and among Nokia Corporation, a company incorporated under the laws of the Republic of Finland (“Parent”), Neptune of America Corporation, a Delaware corporation and wholly owned subsidiary, directly or indirectly, of Parent (“Merger Sub”), and the Company. The Agreement provides that Merger Sub will be merged with and into the Company (the “Merger” and, collectively with the other transactions contemplated by the Agreement, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than (i) Shares held by the Company as treasury stock, (ii) Shares owned by Parent or Merger Sub, (iii) Shares owned by any direct or indirect wholly owned subsidiary of Parent or Merger Sub as of immediately prior to the effective time of the Merger or (iv) Dissenting Company Shares (as defined in the Agreement) (the Shares referred to in clauses (i), (ii), (iii) and (iv), together with any Shares held by any affiliate of the Company or Parent, “Excluded Shares”)) will be converted into the right to receive, at the election of the holder and subject to certain proration and adjustment procedures set forth in the Agreement (as to which we express no view or opinion), one of the following: (1) $6.65 in cash, without interest (such consideration, the “Cash Consideration”); (2) 1.7896 ordinary shares of Parent, with no nominal value and in book-entry form (“Parent Shares”) (such consideration, the “Share Consideration”); or (3) $4.66 in cash, without interest, and 0.5355 Parent Shares (such consideration, the “Mixed Consideration”); provided that, in each case, Parent Shares shall be delivered in the form of American Depositary Shares (“Parent ADSs”) with each Parent ADS representing the right to one Parent Share. The aggregate Cash Consideration, the aggregate Share Consideration and the aggregate Mixed Consideration to be paid to the holders of Shares (other than Excluded Shares), taken together (and not separately), is referred to as the “Consideration.” The terms and conditions of the Transaction are more fully set forth in the Agreement.

31 WEST 52ND STREET, 22ND FLOOR, NEW YORK, NY 10019

PHONE: (212) 380-2650 FAX: (212) 380-2651 WWW.CENTERVIEWPARTNERS.COM

NEW YORK  •  LONDON  •  PARIS  •  SAN FRANCISCO  •  MENLO PARK

The Board of Directors

Infinera Corporation

June 27, 2024

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, except for our current engagement, we have not been engaged to provide financial advisory or other services to the Company, and we have not received any compensation from the Company during such period. In the past two years, we have not been engaged to provide financial advisory or other services to Parent or Merger Sub, and we have not received any compensation from Parent or Merger Sub during such period. In the past two years, we have been engaged to provide financial advisory services unrelated to the Company to three financial creditor groups (of which one or more affiliates of Oaktree Capital Group, LLC (collectively, “Oaktree”), a significant stockholder of the Company, was or is a member) in connection with restructurings or potential restructurings involving the relevant issuer, and we have received, and in the future expect to receive, compensation for such services. We may provide investment banking and other services to or with respect to the Company, Parent or Oaktree or their respective affiliates, including portfolio companies of Oaktree, in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, Oaktree or any of their respective affiliates, including portfolio companies of Oaktree, or any other party that may be involved in the Transaction.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated June 27, 2024 (the “Draft Agreement”); (ii) a draft of the Voting Agreement proposed to be entered into by and between Parent and Oaktree Optical Holdings, L.P. (the “Voting Agreement”, and such draft thereof is referred to as the “Draft Voting Agreement”); (iii) Annual Reports on Form 10-K of the Company for the fiscal years ended December 30, 2023, December 31, 2022 (as amended) and December 25, 2021 and Annual Reports on Form 20-F of Parent for the years ended December 31, 2023, December 31, 2022 and December 31, 2021; (iv) certain interim reports to stockholders of the Company and Parent, including Quarterly Reports on Form 10-Q of the Company and quarterly reports furnished on Form 6-K of Parent; (v) certain publicly available research analyst reports for the Company and Parent; (vi) certain other communications from the Company and Parent to their respective stockholders; (vii) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Company Forecasts”) (collectively, the “Company Internal Data”); and (viii) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Parent (collectively, the “Parent Internal Data”). We have participated in discussions with members of the senior management and representatives of each of the Company and Parent regarding their assessment of the Company Internal Data (including, without limitation, the Company Forecasts) and the Parent Internal Data, as appropriate, and the

The Board of Directors

Infinera Corporation

June 27, 2024

strategic rationale for the Transaction. In addition, we reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Company Internal Data (including, without limitation, the Company Forecasts) have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby, and that the Parent Internal Data have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Parent as to the matters covered thereby, and we have relied, at your direction, on the Company Internal Data (including, without limitation, the Company Forecasts) and the Parent Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Company Internal Data (including, without limitation, the Company Forecasts) and the Parent Internal Data or the assumptions on which they are based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company or Parent, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company or Parent. We have assumed, at your direction, that the final executed Agreement and Voting Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement and Draft Voting Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and the Voting Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change, including any divestiture requirements or amendments or modifications, will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company or Parent, or the ability of the Company or Parent to pay their respective obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have

The Board of Directors

Infinera Corporation

June 27, 2024

not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement, the Voting Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement, the Voting Agreement or that are entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, (i) the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party, (ii) the allocation of the Consideration as among holders of Shares who receive the Cash Consideration, the Share Consideration or the Mixed Consideration, or (iii) the relative fairness of the Cash Consideration, the Share Consideration or the Mixed Consideration. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares (other than the Excluded Shares) pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. We express no view or opinion as to what the value of Parent ADSs (or the underlying Parent Shares) actually will be when issued pursuant to the Transaction or the prices at which the Shares, Parent ADSs or Parent Shares will trade or otherwise be transferable at any time, including following the announcement or consummation of the Transaction. Our opinion does not constitute a recommendation to any stockholder of the Company or any other person as to how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transaction or any other matter, including, without limitation, whether such stockholder or person should elect to receive the Cash Consideration, the Share Consideration or the Mixed Consideration, or make no election, in the Transaction.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Centerview Partners LLC
CENTERVIEW PARTNERS LLC

Annex F

F-1

F-2